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IAMGOLD CORPORATION
and
WHEATON RIVER MINERALS LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING
of
SHAREHOLDERS
of
IAMGOLD CORPORATION
and
NOTICE OF ANNUAL AND SPECIAL MEETING
of
SHAREHOLDERS
of
WHEATON RIVER MINERALS LTD.
and
JOINT MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF
IAMGOLD CORPORATION AND WHEATON RIVER MINERALS LTD.

April 30, 2004

April 30, 2004

Dear IAMGold Shareholder,

        The directors of IAMGold Corporation ("IAMGold") cordially invite you to attend the annual and special meeting (the "IAMGold Meeting") of the shareholders (the "IAMGold Shareholders") of IAMGold to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at noon (Toronto time).

        At the IAMGold Meeting, in addition to the election of directors and the appointment of auditors, you will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Share Issue Resolution"), the full text of which is reproduced at Schedule A to the joint management information circular of IAMGold and Wheaton River Minerals Ltd. ("Wheaton") which accompanies this letter (the "Circular"), authorizing the issue of up to approximately 422,849,250 common shares of IAMGold in connection with the proposed business combination (the "Combination") of IAMGold and Wheaton. As part of the Combination, which will be completed pursuant to an arrangement agreement between IAMGold, a wholly-owned subsidiary of IAMGold and Wheaton, Wheaton will amalgamate with the wholly-owned subsidiary of IAMGold, each shareholder of Wheaton will be entitled to receive 0.55 of a common share of IAMGold for each common share of Wheaton held by such holder and the amalgamated corporation will be a wholly-owned subsidiary of IAMGold. The directors of IAMGold believe that the Combination will create a leading intermediate gold producer which is well positioned for internal growth and to take advantage of consolidation and acquisition opportunities. A description of the Combination is set out in the Circular.

        In connection with the Combination, at the IAMGold Meeting you will also be asked to consider and, if deemed appropriate, to pass, with or without variation, (i) a special resolution (the "Amendment Resolution"), the full text of which is reproduced at Schedule B to the Circular, authorizing IAMGold to amend its articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change its name to "Axiom Gold Corporation", and (ii) a resolution (the "Share Incentive Plan Resolution"), the full text of which is reproduced at Schedule C to the Circular, approving the increase in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold. At the IAMGold Meeting you will also be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "By-Law Resolution"), the full text of which is reproduced at Schedule D to the Circular, confirming a new general by-law of IAMGold.

        At the IAMGold Meeting, you will be asked to elect the current eight directors of IAMGold and, conditional upon the completion of the Combination, the current eight directors of Wheaton as directors of IAMGold.

        THE DIRECTORS OF IAMGOLD HAVE UNANIMOUSLY APPROVED THE ARRANGEMENT AGREEMENT AND THE TERMS OF THE COMBINATION AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE SHARE ISSUE RESOLUTION, THE AMENDMENT RESOLUTION, THE SHARE INCENTIVE PLAN RESOLUTION AND THE BY-LAW RESOLUTION AT THE IAMGOLD MEETING FOR THE REASONS SET FORTH IN THE CIRCULAR.

        The Share Issue Resolution, the Share Incentive Plan Resolution and the By-Law Resolution require the affirmative vote of a majority of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting. The Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting.

        We hope you will be able to attend the IAMGold Meeting. Whether or not you are able to attend, it is important that you be represented at the IAMGold Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the notice of the IAMGold Meeting and the Circular, to Computershare Trust Company of Canada at the address specified on the form of proxy. Voting by proxy will not prevent you from voting in person if you attend the IAMGold Meeting, but will ensure that your vote will be counted if you are unable to attend.

        Kingsdale Shareholder Services Inc. has been retained by IAMGold and Wheaton as a proxy solicitation agent and depositary in connection with the Combination. Any questions and requests for assistance relating to the IAMGold Meeting may be directed by IAMGold Shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Sincerely,

JOSEPH F. CONWAY
President and Chief Executive Officer

April 30, 2004

Dear Wheaton Shareholder,

        The directors of Wheaton River Minerals Ltd. ("Wheaton") cordially invite you to attend the annual and special meeting (the "Wheaton Meeting") of the shareholders (the "Wheaton Shareholders") of Wheaton to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time).

        At the Wheaton Meeting, in addition to the election of directors and the appointment of auditors, you will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is reproduced at Schedule E to the joint management information circular of IAMGold Corporation ("IAMGold") and Wheaton which accompanies this letter (the "Circular"), approving a proposed arrangement (the "Arrangement") involving IAMGold and Wheaton. Pursuant to an arrangement agreement between IAMGold, a wholly-owned subsidiary of IAMGold and Wheaton, IAMGold and Wheaton have agreed to complete the Arrangement pursuant to which, on the terms and subject to the conditions set out in such agreement, Wheaton will amalgamate with the wholly-owned subsidiary of IAMGold, each Wheaton Shareholder will be entitled to receive 0.55 of a common share of IAMGold for each common share of Wheaton held by such holder and the amalgamated corporation will be a wholly-owned subsidiary of IAMGold. In connection with the Arrangement, shareholders of IAMGold will be asked, among other things, to increase the size of the IAMGold board of directors to 16 directors, to elect the current eight directors of Wheaton and the current eight directors of IAMGold as directors of IAMGold and to change the name of IAMGold to "Axiom Gold Corporation".

        THE DIRECTORS OF WHEATON HAVE UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION AT THE WHEATON MEETING FOR THE REASONS SET FORTH IN THE CIRCULAR.

        A description of the business combination (the "Combination") of IAMGold and Wheaton, including the Arrangement and related transactions, is included in the Circular. The directors of Wheaton believe that the Combination will create a leading intermediate gold producer which is well positioned for internal growth and to take advantage of consolidation and acquisition opportunities.

        The Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Wheaton Shareholders who vote in respect thereof, in person or by proxy, at the Wheaton Meeting.

        We hope you will be able to attend the Wheaton Meeting. Whether or not you are able to attend, it is important that you be represented at the Wheaton Meeting. We encourage you to complete the enclosed form of proxy and return it, by the time specified in the notice of the Wheaton Meeting and the Circular, to CIBC Mellon Trust Company at the address specified on the form of proxy. Voting by proxy will not prevent you from voting in person if you attend the Wheaton Meeting, but will ensure that your vote will be counted if you are unable to attend.

        Kingsdale Shareholder Services Inc. has been retained by IAMGold and Wheaton as a proxy solicitation agent and depositary in connection with the Combination. Any questions and requests for assistance relating to the Wheaton Meeting may be directed by Wheaton Shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Sincerely,

IAN W. TELFER
Chairman and Chief Executive Officer

Wheaton River Minerals Ltd.
Waterfront Centre, Suite 1560 - 200 Burrard Street, Vancouver, BC V6C 3L6
Tel: (604) 696-3000 Fax: (604) 696-3001

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF IAMGOLD CORPORATION

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "IAMGold Meeting") of the shareholders of IAMGold Corporation ("IAMGold") will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at noon (Toronto time) for the following purposes:

1.
to receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of IAMGold for the year ended December 31, 2003 and the report of the auditors thereon;

2.
to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Share Issue Resolution"), the full text of which is reproduced at Schedule A to the accompanying joint management information circular (the "Circular") of IAMGold and Wheaton River Minerals Ltd. ("Wheaton"), authorizing the issue of up to approximately 422,849,250 common shares of IAMGold in connection with the proposed business combination (the "Combination") of IAMGold and Wheaton, including common shares of IAMGold issuable upon exercise of outstanding warrants and options of Wheaton, as more particularly described in the Circular;

3.
if the Share Issue Resolution is passed, to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, the full text of which is reproduced at Schedule B to the Circular, authorizing IAMGold to amend its articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change its name to "Axiom Gold Corporation", as more particularly described in the Circular;

4.
to consider and, if deemed appropriate, to pass, with or without variation, a resolution, the full text of which is reproduced at Schedule C to the Circular, approving the increase, depending in part on whether the Share Issue Resolution is passed, in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold, as more particularly described in the Circular;

5.
to consider and, if deemed appropriate, to pass, with or without variation, a resolution, the full text of which is reproduced at Schedule D to the Circular, confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, the full text of which is reproduced at Exhibit K to the Circular, as more particularly described in the Circular;

6.
to elect directors of IAMGold for the ensuing year;

7.
to appoint, conditional on the completion of the Combination, Deloitte & Touche LLP, Chartered Accountants, as auditors of IAMGold for the ensuing year and to authorize the directors to fix their remuneration or, if the Combination is not completed, to appoint KPMG LLP, Chartered Accountants, as auditors of IAMGold for the ensuing year and to authorize the directors to fix their remuneration; and

8.
to transact such other business as may properly come before the IAMGold Meeting or any adjournment or postponement thereof.

        The Combination will be completed pursuant to the amended and restated arrangement agreement between IAMGold, 2045230 Ontario Inc., a wholly-owned subsidiary of IAMGold, and Wheaton, a copy of which is attached as Exhibit G to the Circular. A description of the Combination and the other matters to be dealt with at the IAMGold Meeting is included in the Circular.

        Only shareholders of record at the close of business on April 28, 2004 are entitled to receive notice of the IAMGold Meeting and any adjournment or postponement thereof.

        Shareholders who are unable to be present in person at the IAMGold Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by IAMGold Corporation, c/o its registrar and transfer agent, Computershare Trust Company of Canada, by no later than noon (Toronto time) on June 4, 2004 or, in the case of any adjournment or postponement of the IAMGold Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed IAMGold Meeting.

DATED at Toronto, Ontario this 30th day of April, 2004.

BY ORDER OF THE BOARD

JOSEPH F. CONWAY President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF WHEATON RIVER MINERALS LTD.

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Wheaton Meeting") of the shareholders of Wheaton River Minerals Ltd. ("Wheaton") will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time) for the following purposes:

1.
to receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of Wheaton for the year ended December 31, 2003 and the report of the auditors thereon;

2.
to elect directors of Wheaton for the ensuing year;

3.
to appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of Wheaton for the ensuing year and to authorize the directors to fix their remuneration;

4.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated April 29, 2004 (the "Interim Order"), and, if deemed appropriate, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is reproduced at Schedule E to the accompanying joint management information circular (the "Circular") of IAMGold Corporation ("IAMGold") and Wheaton, approving the arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) involving IAMGold, 2045230 Ontario Inc. ("IAMGold Subco") and Wheaton pursuant to which, among other things, Wheaton will amalgamate with IAMGold Subco, a wholly-owned subsidiary of IAMGold, each shareholder of Wheaton (other than a registered shareholder who exercises the right to dissent from the Arrangement Resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Wheaton held by such shareholder on the basis of 0.55 of a common share of IAMGold for each common share of Wheaton held by such shareholder and the amalgamated corporation will be a wholly-owned subsidiary of IAMGold; and

5.
to transact such other business as may properly come before the Wheaton Meeting or any adjournment or postponement thereof.

        The Arrangement is subject to shareholder approval pursuant to the Interim Order. Before the Arrangement can become effective, it must be approved by a final order (the "Final Order") of the Ontario Superior Court of Justice. A copy of the Interim Order and the notice of application for the Final Order are attached as Exhibits A-1 and A-2, respectively, to the Circular. Any shareholder of Wheaton may participate, be represented and present evidence or arguments at the hearing for the Final Order. Reference is made to the Circular under the heading "The Combination — Court Approval and Completion of the Arrangement".

        The Arrangement will be completed pursuant to the amended and restated arrangement agreement between IAMGold, 2045230 Ontario Inc., a wholly-owned subsidiary of IAMGold, and Wheaton, a copy of which is attached as Exhibit G to the Circular. A description of the Arrangement and the other matters to be dealt with at the Wheaton Meeting is included in the Circular.

        Only shareholders of record at the close of business on April 28, 2004 are entitled to receive notice of the Wheaton Meeting and any adjournment or postponement thereof.

        Shareholders who are unable to be present in person at the Wheaton Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Wheaton River Minerals Ltd., c/o its registrar and transfer agent, CIBC Mellon Trust Company, by no later than 11:00 a.m. (Toronto time) on June 4, 2004 or, in the case of any adjournment or postponement of the Wheaton Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Wheaton Meeting.

        Pursuant to the Interim Order, registered holders of common shares of Wheaton have been granted the right to dissent in respect of the Arrangement Resolution and to be paid fair value for their common shares. The right of dissent is described in the Circular.

DATED at Vancouver, British Columbia this 30th day of April, 2004.

BY ORDER OF THE BOARD
IAN W. TELFER Chairman and Chief Executive Officer

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of Canadian foreign private issuers in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of IAMGold and Wheaton in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") and proxy statements under the U.S. Exchange Act.

        The historical financial information for IAMGold and Wheaton and the pro forma financial information included or incorporated by reference in this Circular are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles in certain material respects.

        Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that IAMGold and Wheaton are each organized under the laws of a jurisdiction other than the United States, that their officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of Canada and that a substantial portion of the assets of IAMGold and Wheaton and such persons are located outside of the United States.

        The unaudited pro forma condensed consolidated financial statements included in this Circular have been presented in accordance with the requirements of Section 7110 of the Canadian Institute of Chartered Accountants Handbook and paragraph 4.5 of National Instrument 44-101 and prepared in accordance with Canadian generally accepted accounting principles. The unaudited pro forma condensed consolidated financial statements do not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the United States Securities and Exchange Commission and have not been prepared in accordance with or reconciled to United States generally accepted accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Circular includes "forward-looking statements" within the meaning of the U.S. Securities Act and the U.S. Exchange Act. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that IAMGold or Wheaton expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of IAMGold's and Wheaton's businesses, operations, plans and other such matters are forward-looking statements. When used in this Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

        The statements made in this Circular about the anticipated impact the Combination may have on the combined operations of IAMGold and Wheaton, as well as the benefits expected to result from the Combination, are forward-looking statements. Other forward-looking statements include but are not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve and resource estimates and reserve conversion rates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of IAMGold or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in Exhibits B and C to this Circular. Risks involving the combined company that may affect results of operations, earnings and expected benefits of the combination of the companies are discussed under "Risk Factors" in this Circular. Although IAMGold and Wheaton have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

SUMMARY

        The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached schedules and exhibits. Shareholders are encouraged to read this Circular and the attached schedules and exhibits carefully and in their entirety. In this Circular, dollar amounts are expressed in United States dollars unless otherwise stated. Capitalized words and terms in this summary have the same meanings as set forth in the Glossary and elsewhere in this Circular.

The Companies

IAMGold

        IAMGold is a growth oriented, intermediate gold mining, exploration and development company with primary interests in the following properties:

  (a)
  an indirect 38% interest in the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

  (b)
  an indirect 40% interest in the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit area, on which the Yatela gold mine is located;

  (c)
  an indirect 18.9% interest in the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

  (d)
  an indirect 18.9% interest in the mineral rights to the Damang concession in Ghana, which is contiguous with the Tarkwa concession, on which the Damang gold mine is located;

  (e)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada;

  (f)
  a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada;

  (g)
  a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa; and

  (h)
  exploration properties located in West Africa, South America and Canada.

        Additional information with respect to the business and affairs of IAMGold is set forth in Exhibit B attached to this Circular.

        IAMGold's registered and principal executive office is located at 5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4. IAMGold's telephone number is (416) 360-4710.

Wheaton

        Wheaton is a growth oriented, intermediate gold mining company engaged in the acquisition, exploration and operation of precious metal properties with primary interests in the following properties:

  (a)
  an indirect 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina;

  (b)
  an indirect 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico;

  (c)
  an indirect 100% interest in the Peak gold mine in Australia;

  (d)
  an indirect 100% interest in the advanced development stage Los Filos gold project in Mexico; and

  (e)
  an indirect 100% interest in the advanced development stage Amapari gold project in Brazil.

        Additional information with respect to the business and affairs of Wheaton is set forth in Exhibit C attached to this Circular.

        Wheaton's head office is located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2. Wheaton's telephone number is (604) 696-3000.

The Meetings

Time, Date and Place

IAMGold

        The IAMGold Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at noon (Toronto time).

Wheaton

        The Wheaton Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time).

Record Date and Shares Entitled to Vote

IAMGold

        At the close of business on the Record Date there were 145,536,179 IAMGold Shares outstanding. IAMGold Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the IAMGold Meeting.

Wheaton

        At the close of business on the Record Date there were 568,210,638 Wheaton Shares outstanding. Wheaton Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Wheaton Meeting. Wheaton Shareholders of record at the close of business on the Record Date are entitled to vote at the Wheaton Meeting, except to the extent that a Wheaton Shareholder has transferred Wheaton Shares after the Record Date and the transferee of such Wheaton Shares produces a properly endorsed certificate for such Wheaton Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the Wheaton Meeting, that the transferee's name be included in the list of Wheaton Shareholders entitled to vote at the Wheaton Meeting, in which case the transferee will be entitled to vote such Wheaton Shares at the Wheaton Meeting.

Matters to be Considered

IAMGold

        At the IAMGold Meeting, the IAMGold Shareholders will be asked to consider and vote upon: (i) the Share Issue Resolution; (ii) the Amendment Resolution (to increase the maximum number of directors of IAMGold to 16 and to change the name of IAMGold to "Axiom Gold Corporation" or such other name as the directors of IAMGold may determine); (iii) the Share Incentive Plan Resolution; (iv) the By-Law Resolution; (v) the election of directors of IAMGold for the ensuing year (including the election of the current eight directors of Wheaton as directors of IAMGold conditional upon the completion of the Combination); (vi) the appointment of auditors of IAMGold for the ensuing year and the authorization of the directors to fix their remuneration; and (vii) such other matters as may properly come before the IAMGold Meeting.

Wheaton

        At the Wheaton Meeting, the Wheaton Shareholders will be asked to consider and vote upon: (i) the election of directors of Wheaton for the ensuing year; (ii) the appointment of auditors of Wheaton for the ensuing year and the authorization of the directors to fix their remuneration; (iii) pursuant to the Interim Order, the Arrangement Resolution; and (iv) such other matters as may properly come before the Wheaton Meeting.

Votes Required for Certain Matters

IAMGold

        The Share Issue Resolution, the Share Incentive Plan Resolution and the By-Law Resolution require the affirmative vote of a majority of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting. The Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting.

Wheaton

        Pursuant to the Interim Order, the Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast thereon by Wheaton Shareholders who vote in respect thereof, in person or by proxy, at the Wheaton Meeting.

Interests of Certain Persons in the Combination

IAMGold

        Certain directors and/or executive officers of IAMGold have interests in the Combination that are different than the interests of IAMGold Shareholders generally. These interests relate to the continued employment or office of such individuals by Axiom Gold following the completion of the Combination and fees payable to National Bank Financial in connection with the Combination. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination — IAMGold".

Wheaton

        Certain directors and/or executive officers of Wheaton have interests in the Combination that are different than the interests of Wheaton Shareholders generally. These interests relate primarily to fees paid to Endeavour Financial Corporation ("Endeavour Financial") in connection with the Combination and certain benefits which are or may be triggered under the employment agreements of certain of the executive officers of Wheaton in certain circumstances following a change of control (as defined therein) of Wheaton. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination — Wheaton".

The Combination

        Pursuant to the Arrangement Agreement, IAMGold and Wheaton have agreed to complete the Arrangement pursuant to which, among other things, Wheaton will amalgamate with IAMGold Subco, each Wheaton Shareholder (other than a registered Wheaton Shareholder who exercises Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Wheaton Shares held by such Wheaton Shareholder on the basis of 0.55 of an IAMGold Share for each Wheaton Share held by such Wheaton Shareholder and Amalco will be wholly-owned by IAMGold, all pursuant to the Plan of Arrangement.

        Upon the completion of the Arrangement, each holder of a Wheaton Warrant or a Wheaton Option will be entitled to receive, upon the subsequent exercise thereof in accordance with the terms thereof, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Shares to which such holder was previously entitled upon such exercise.

        Upon the completion of the Arrangement, former Wheaton Shareholders will own approximately 68% of the then outstanding common shares of Axiom Gold and IAMGold Shareholders will own approximately 32% of the then outstanding common shares of Axiom Gold, on a non-diluted basis, and former Wheaton securityholders will own approximately 74% of the then outstanding common shares of Axiom Gold and former IAMGold securityholders will own approximately 26% of the then outstanding common shares of Axiom Gold, on a fully diluted basis.

        In connection with the Arrangement, IAMGold Shareholders will be asked to increase the size of the IAMGold Board of Directors to 16 directors, to elect the current eight directors of Wheaton and the current eight directors of IAMGold as directors of IAMGold and to approve the change of name of IAMGold to "Axiom Gold Corporation".

See "The Combination".

Benefits of the Combination

        The IAMGold Board of Directors and the Wheaton Board of Directors believe that the Combination will have the following benefits for their respective shareholders:

  (i)
  the combination of the businesses of IAMGold and Wheaton is expected to create one of the world's top ten gold producers and a leading intermediate gold producer;

  (ii)
  the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry;

  (iii)
  the combined company will have interests in seven producing gold operations, one in Argentina, one in Mexico, one in Australia, two in Mali and two in Ghana, with expected attributable annualized gold production of approximately one million gold equivalent ounces at total cash costs of less than $100 per gold equivalent ounce (net of copper credits) in 2004;

  (iv)
  the combined company will have immediate and near-term production growth opportunities through the development of the Amapari gold project in Brazil, the Los Filos gold project in Mexico and the expansion of the Tarkwa mine in Ghana;

  (v)
  the combined company will have unhedged, proven and probable mineral reserves of approximately 8.8 million gold equivalent ounces plus additional measured and indicated mineral resources of approximately 4.6 million gold equivalent ounces;

  (vi)
  the combined company will have a market capitalization of approximately Cdn$2.9 billion (based on the closing price of the IAMGold Shares and the Wheaton Shares on the TSX on April 28, 2004);

  (vii)
  the combined company will have a strong balance sheet with $295 million in cash, cash equivalents and gold bullion as at March 31, 2004 and increased operating cash flow;

  (viii)
  the combined company will have an experienced and entrepreneurial management team with significant operating experience; and

  (ix)
  the combined company will have a more diversified geographic base.

Recommendation of the IAMGold Board of Directors

        The IAMGold Board of Directors has unanimously approved the Arrangement Agreement and the terms of the Combination and unanimously recommends that the IAMGold Shareholders vote IN FAVOUR of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution at the IAMGold Meeting. In recommending that the IAMGold Shareholders vote in favour of the resolutions relating to the Combination, the IAMGold Board of Directors considered, among other things, the expected benefits of the Combination as well as the following factors:

  (i)
  the financial analysis provided by RBC to the IAMGold Board of Directors and the opinion of RBC that, as of April 28, 2004, the consideration under the Arrangement is fair from a financial point of view to IAMGold;

  (ii)
  the Combination is expected to result in increased share trading liquidity for the current IAMGold Shareholders;

  (iii)
  the Combination will provide IAMGold Shareholders with the benefit of an immediate increase in cash flow from Wheaton's three operating assets; and

  (iv)
  under the terms of the Arrangement Agreement, the IAMGold Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to IAMGold Shareholders or enter into an agreement in respect of a Superior Proposal (see "The Arrangement Agreement — Non-Solicitation").

See "The Combination — Recommendation of the IAMGold Board of Directors" and "Special Business to be Considered by IAMGold Shareholders — Confirmation of New General By-Law".

Recommendation of the Wheaton Board of Directors

        The Wheaton Board of Directors has unanimously approved the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Wheaton Shareholders vote IN FAVOUR of the Arrangement Resolution at the Wheaton Meeting. Frank Giustra and Neil Woodyer declared their interests as a result of their respective positions with Endeavour Financial and abstained from voting in respect of approving the terms of the Arrangement Agreement and the Plan of Arrangement. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination". In recommending that the Wheaton Shareholders vote in favour of such resolution, the Wheaton Board of Directors considered, among other things, the expected benefits of the Arrangement as well as the following factors:

  (i)
  the financial analysis provided by GMP to the Wheaton Board of Directors and the opinion of GMP that, as of April 28, 2004, the Exchange Ratio is fair, from a financial point of view, to Wheaton and the Wheaton Shareholders;

  (ii)
  the Exchange Ratio implies a price of Cdn$5.14 for each Wheaton Share, representing a 22% premium over the five-day average closing price of the Wheaton Shares on the TSX ending on March 30, 2004, the last trading day prior to the public announcement of the Combination;

  (iii)
  pursuant to the Arrangement, Wheaton Shareholders will receive their consideration in the form of IAMGold Shares and, as a result, will continue to have an investment in the gold mining industry through the combined company;

  (iv)
  for Canadian federal income tax purposes, Wheaton Shareholders who hold their Wheaton Shares as capital property generally will be able to exchange their Wheaton Shares for IAMGold Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations");

  (v)
  for United States federal income tax purposes, generally a United States holder of Wheaton Shares who acquired Wheaton Shares after 1997 will not recognize a gain or loss on the exchange of Wheaton Shares for IAMGold Shares (see "Certain United States Federal Income Tax Considerations"); and

  (vi)
  under the terms of the Arrangement Agreement, the Wheaton Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to Wheaton Shareholders or enter into an agreement in respect of a Superior Proposal (see "The Arrangement Agreement — Non-Solicitation").

See "The Combination — Recommendation of the Wheaton Board of Directors".

Fairness Opinions

IAMGold

        In deciding to approve the Arrangement Agreement and the terms of the Combination, the IAMGold Board of Directors considered, among other things, the RBC Fairness Opinion. The RBC Fairness Opinion concludes that, as of April 28, 2004, the consideration under the Arrangement is fair from a financial point of view to IAMGold. The complete text of the RBC Fairness Opinion, which sets forth certain of the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Exhibit H. The RBC Fairness Opinion addresses only the fairness to IAMGold of the consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of IAMGold, Wheaton or any of their respective assets or securities or a recommendation to any IAMGold Shareholder as to whether to vote in favour of matters relating to the Combination. IAMGold Shareholders are urged to, and should, read the RBC Fairness Opinion in its entirety. See "The Combination — Fairness Opinions — IAMGold".

Wheaton

        In deciding to approve the Arrangement Agreement and the Plan of Arrangement, the Wheaton Board of Directors considered, among other things, the GMP Fairness Opinion. The GMP Fairness Opinion concludes that, as of April 28, 2004, the Exchange Ratio is fair, from a financial point of view, to Wheaton and the Wheaton Shareholders. The complete text of the GMP Fairness Opinion, which sets forth certain of the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Exhibit I. The GMP Fairness Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to Wheaton and the Wheaton Shareholders and is not and should not be construed as a valuation of Wheaton, IAMGold or any of their respective assets or securities or a recommendation to any Wheaton Shareholder as to whether to vote in favour of the Arrangement Resolution. Wheaton Shareholders are urged to, and should, read the GMP Fairness Opinion in its entirety. See "The Combination — Fairness Opinions — Wheaton."

Support of IAMGold and Wheaton Directors and Officers

IAMGold

        Each of the directors of IAMGold and the Chief Financial Officer of IAMGold has agreed:

  (i)
  to vote or cause to be voted the IAMGold Shares beneficially owned by him or over which he exercises control or direction in favour of the Share Issue Resolution, the Amendment Resolution and the Share Incentive Plan Resolution;

  (ii)
  except as permitted by the Arrangement Agreement, not to solicit, initiate, encourage or engage in or respond to any Acquisition Proposal or take any other action that would or could cause IAMGold to fail to comply with any of its covenants or obligations under the Arrangement Agreement; and

  (iii)
  not to sell, transfer, option or otherwise dispose of any IAMGold Shares beneficially owned by him or over which he exercises control or direction.

        The obligations of the directors of IAMGold and the Chief Financial Officer of IAMGold set out above will automatically terminate if the Arrangement Agreement is terminated in accordance with its terms.

        The directors and the Chief Financial Officer of IAMGold collectively beneficially own and exercise control or direction over an aggregate of 11,079,540 IAMGold Shares, representing approximately 7.6% of the IAMGold Shares outstanding.

Wheaton

        Each of the directors of Wheaton and the Executive Vice President and Chief Financial Officer of Wheaton has agreed:

  (i)
  to vote or cause to be voted the Wheaton Shares beneficially owned by him or over which he exercises control or direction in favour of the Arrangement Resolution;

  (ii)
  except as permitted by the Arrangement Agreement, not to solicit, initiate, encourage or engage in or respond to any Acquisition Proposal or take any other action that would or could cause Wheaton to fail to comply with any of its covenants or obligations under the Arrangement Agreement; and

  (iii)
  not to sell, transfer, option or otherwise dispose of any Wheaton Shares beneficially owned by him or over which he exercises control or direction.

        The obligations of the directors of Wheaton and the Executive Vice President and Chief Financial Officer of Wheaton set out above will automatically terminate if the Arrangement Agreement is terminated in accordance with its terms.

        The directors and the Executive Vice President and Chief Financial Officer of Wheaton collectively beneficially own and exercise control or direction over an aggregate of 3,913,705 Wheaton Shares, representing approximately 0.7% of the Wheaton Shares outstanding.

Court Approval and Completion of the Arrangement

        Upon the satisfaction or waiver of the conditions to the completion of the Arrangement, including the approval of the Arrangement Resolution at the Wheaton Meeting and the receipt of the Final Order approving the Arrangement, Wheaton will file the Articles of Arrangement with the Director. The Arrangement will become effective at the Effective Time. It is currently anticipated that the Effective Date will be on or about June 15, 2004. See "The Combination — Court Approval and Completion of the Arrangement".

Exchange Procedures

        On or promptly after the Effective Date, IAMGold will deposit with the Depositary or otherwise make available certificates representing the number of IAMGold Shares required to be issued to the Wheaton Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Wheaton Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of IAMGold Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

        In the event of a transfer of ownership of Wheaton Shares that are not registered in the transfer records of Wheaton, a certificate representing the proper number of IAMGold Shares may be issued to the transferee if the certificate representing such Wheaton Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

        Until surrendered, each certificate which immediately prior to the Effective Time represented Wheaton Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon surrender the certificate representing the IAMGold Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

        To the extent that a Wheaton Shareholder has not surrendered the certificates representing the Wheaton Shares held by such Wheaton Shareholder on or before the date which is six years after the Effective Date (the "final proscription date"), then the IAMGold Shares which such Wheaton Shareholder was entitled to receive will be delivered to IAMGold by the Depositary for cancellation and will be cancelled by IAMGold, and the interest of the Wheaton Shareholder in such IAMGold Shares will be terminated, as of the final proscription date.

See "The Combination — Exchange Procedures".

Description of Plan of Arrangement

        At the Effective Time, subject to the provisions of the Plan of Arrangement, the following will occur without any further act or formality:

  (a)
  Wheaton and IAMGold Subco will amalgamate under the OBCA;

  (b)
  all Wheaton Shares held by IAMGold Subco will be cancelled without any repayment of capital in respect thereof;

  (c)
  each Wheaton Share (except for those in respect of which Dissent Rights are exercised) will be exchanged for 0.55 of an IAMGold Share and will thereafter be cancelled without any repayment of capital in respect thereof;

  (d)
  each holder of a Wheaton Option or a Wheaton Warrant will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Shares to which such holder was previously entitled upon such exercise; and

  (e)
  each common share of IAMGold Subco will be exchanged for one common share of Amalco.

        No fractional IAMGold Shares will be issued to Wheaton Shareholders upon the surrender of Wheaton Shares for exchange. Each Wheaton Shareholder otherwise entitled to receive a fractional interest in an IAMGold Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole IAMGold Shares representing an accumulation of all fractional interests in IAMGold Shares to which Wheaton Shareholders would otherwise be entitled.

        Assuming that there are 568,210,638 Wheaton Shares outstanding as at the Effective Time (which assumes that no Wheaton Options or Wheaton Warrants are exercised prior to such time) and that no Wheaton Shareholder exercises Dissent Rights, IAMGold will issue approximately 312,515,851 IAMGold Shares upon the completion of the Arrangement (not including IAMGold Shares issuable upon the subsequent exercise of Wheaton Options and Wheaton Warrants). Based upon the foregoing assumptions, upon the completion of the Arrangement, former Wheaton Shareholders will own approximately 68% of the then outstanding common shares of Axiom Gold and IAMGold Shareholders will own approximately 32% of the then outstanding common shares of Axiom Gold, on a non-diluted basis, and former Wheaton securityholders will own approximately 74% of the then outstanding common shares of Axiom Gold and former IAMGold securityholders will own approximately 26% of the then outstanding common shares of Axiom Gold, on a fully diluted basis.

See "The Combination — Description of Plan of Arrangement".

Treatment of Wheaton Warrants and Wheaton Options

        The Arrangement Agreement and the Plan of Arrangement provide that each holder of a Wheaton Option or a Wheaton Warrant will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Shares to which such holder was theretofore entitled upon such exercise. The Wheaton Board of Directors has amended the terms of the Wheaton Share Option Plan to provide for the foregoing in respect of the Wheaton Options. IAMGold has agreed to execute and deliver a supplemental indenture to Wheaton's existing warrant indentures to assume the obligations of Wheaton in respect of the Wheaton Warrants.

        Based on the number of Wheaton Warrants and Wheaton Options outstanding on April 28, 2004, upon completion of the Arrangement, holders of Wheaton Warrants will be entitled to purchase an aggregate of approximately 97,168,510 IAMGold Shares as further described in the table below, and holders of Wheaton Options will be entitled to purchase an aggregate of approximately 13,164,888 IAMGold Shares at prices ranging from Cdn$1.04 to Cdn$7.13 with the latest expiry date being February 10, 2009.

        The following table sets out information regarding the three series of Wheaton Warrants which are outstanding, both before and after giving effect to the Arrangement:

	Before Giving Effect to the Arrangement			After Giving Effect to the Arrangement
Series	Exchange Basis	Exercise Price per Wheaton Share	Expiry Date	Exchange Basis	Exercise Price per 0.55 of an IAMGold Share		Effective Exercise Price per IAMGold Share	Expiry Date
2002 Wheaton Warrants	1 Wheaton Share	Cdn$1.65	May 30, 2007	0.55 of an IAMGold Share	Cdn$	1.65	Cdn$3.00	May 30, 2007
Series "A" Wheaton Warrants	1 Wheaton Share	Cdn$1.65	May 30, 2007	0.55 of an IAMGold Share	Cdn$	1.65	Cdn$3.00	May 30, 2007
Series "B" Wheaton Warrants	1 Wheaton Share	Cdn$3.10	August 25, 2008	0.55 of an IAMGold Share	Cdn$	3.10	Cdn$5.64	August 25, 2008

Conditions to the Combination

        The obligations of IAMGold and Wheaton to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved as required by the Wheaton Shareholders at the Wheaton Meeting; (ii) the Share Issue Resolution having been approved as required by the IAMGold Shareholders at the IAMGold Meeting; (iii) the Final Order having been granted by the Court; (iv) there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could have a Material Adverse Effect on IAMGold or Wheaton; (v) the TSX and AMEX having conditionally approved the listing of the IAMGold Shares to be issued pursuant to the Arrangement, including the IAMGold Shares issuable upon exercise of the Wheaton Warrants and the Wheaton Options; (vi) certain regulatory, third person and other consents and approvals having been obtained; (vii) holders of no greater than 3% of the outstanding Wheaton Shares having dissented in respect of the Arrangement Resolution; and (viii) Wheaton having received an opinion of U.S. tax counsel to Wheaton, dated the Effective Date, that the Arrangement will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for certain eligible Wheaton Shareholders.

        The obligations of IAMGold to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Wheaton under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of IAMGold have a Material Adverse Effect on Wheaton; (ii) Wheaton having complied in all material respects with its covenants in the Arrangement Agreement; and (iii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Wheaton.

        The obligations of Wheaton to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the Amendment Resolution having been approved by the IAMGold Shareholders at the IAMGold Meeting; (ii) the election, conditional on the Combination becoming effective, of the current eight directors of Wheaton as directors of IAMGold having been approved by IAMGold Shareholders at the IAMGold Meeting provided that, if the Amendment Resolution is not approved, IAMGold shall have increased the IAMGold Board of Directors to the maximum number permitted under its articles and ensured that, as of the Effective Date, 50% in number of the directors of IAMGold are acceptable to Wheaton; (iii) the representations and warranties of IAMGold under the Arrangement Agreement being true and correct, except where breaches of representations and warranties would not either individually or in the aggregate have a Material Adverse Effect on IAMGold; (iv) IAMGold having complied in all material respects with its covenants in the Arrangement Agreement; (v) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on IAMGold; (vi) certain management having been appointed and a management committee consisting of certain named members having been constituted at IAMGold; and (vii) the name of IAMGold having been changed to "Axiom Gold Corporation" or such other name as the parties may mutually agree upon.

        The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

Non-Solicitation

        Pursuant to the Arrangement Agreement, IAMGold and Wheaton have agreed that they will not, directly or indirectly, through any officer, director employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise: (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (c) withdraw or modify in a manner materially adverse to the other of them the approval of its directors of the Arrangement; (d) agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal in respect of it; or (e) enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal in respect of it. Notwithstanding the foregoing, nothing will prevent or restrict the directors of IAMGold or Wheaton, as the case may be, (the "Target Party") from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal in accordance with the terms of the Arrangement Agreement. Each of IAMGold and Wheaton must within 48 hours notify the other of them (the "Non-Target Party") of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal. See "The Arrangement Agreement — Non-Solicitation".

Superior Proposals

        Until the later of the Completion Deadline and the date on which any amount required to be paid by the Target Party pursuant to the Arrangement Agreement has actually been received by the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (a) the Target Party has provided the Non-Target Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received a copy of such Acquisition Proposal, and the Non-Target Party has not within such five Business Day period agreed to at least match the value per common share of the Target Party of such Superior Proposal determined in each case as of such later date by the directors of the Target Party in good faith. See "The Arrangement Agreement — Superior Proposals".

Termination and Termination Fees

        The Arrangement Agreement may be terminated at any time prior to the closing date in respect of the Arrangement:

  (a)
  by the mutual consent of the parties;

  (b)
  by either party if:

  (i)
  a mutual condition or a condition in its favour is not satisfied; or

  (ii)
  the Effective Date is not on or before the Completion Deadline;

  (c)
  by IAMGold or IAMGold Subco if:

  (i)
  there is a Superior Proposal in respect of Wheaton and the directors of Wheaton withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

  (ii)
  the IAMGold Meeting is held and completed and the IAMGold Shareholders do not approve the Share Issue Resolution;

  (iii)
  the Wheaton Meeting is held and completed and the Wheaton Shareholders do not approve the Arrangement Resolution; or

  (iv)
  it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

  (d)
  by Wheaton if:

  (i)
  there is a Superior Proposal in respect of IAMGold and the directors of IAMGold withdraw or modify in a manner adverse to Wheaton their approval of the Arrangement or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

  (ii)
  the Wheaton Meeting is held and completed and the Wheaton Shareholders do not approve the Arrangement Resolution;

  (iii)
  the IAMGold Meeting is held and completed and the IAMGold Shareholders do not approve the Amendment Resolution; or

  (iv)
  it determines that an Acquisition Proposal in respect of Wheaton constitutes a Superior Proposal.

        If either IAMGold or Wheaton terminates the Arrangement Agreement in connection with a Superior Proposal or the failure of the other of them to take certain actions in connection with the Wheaton Meeting and the IAMGold Meeting, respectively, (each, a "Triggering Event"), then either IAMGold or Wheaton, as the case may be, shall pay the other an amount in cash equal to 3% of the market capitalization of the party participating in the Triggering Event determined as of the close of business on the last Business Day prior to the date on which the Triggering Event occurred in immediately available funds. Such payment shall be made within five Business Days following termination of the Arrangement Agreement. In addition, if an Acquisition Proposal is made to the IAMGold or Wheaton shareholders generally or made known to the IAMGold or Wheaton shareholders generally, is not withdrawn by the time of the IAMGold Meeting or the Wheaton Meeting and the IAMGold or Wheaton shareholders, as the case may be, do not approve the Arrangement Resolution, then the foregoing payment is also payable if IAMGold or Wheaton, as the case may be, completes the Acquisition Proposal within nine months of the termination of the Arrangement Agreement.

Stock Exchange Listings

        The TSX has conditionally approved the listing of the IAMGold Shares to be issued in connection with the Combination, subject to IAMGold fulfilling all of the requirements of the TSX. An application will be made to the AMEX for approval of the listing of the IAMGold Shares to be issued in connection with the Combination on the AMEX. Listing on the AMEX will be subject to IAMGold fulfilling all of the requirements of the AMEX.

        Following completion of the Combination, each series of Wheaton Warrants will continue to be listed on the TSX and the Series "A" Wheaton Warrants will continue to be listed on the AMEX, in each case as warrants of Axiom Gold.

Certain Income Tax Considerations

        For Canadian federal income tax purposes, a Wheaton Shareholder (other than a Wheaton Shareholder who exercises Dissent Rights) to whom Wheaton Shares represent capital property generally will not realize a capital gain or a capital loss upon the exchange of Wheaton Shares for IAMGold Shares. See "Canadian Federal Income Tax Considerations".

        For United States federal income tax purposes, generally a U.S. holder will not recognize a gain or loss upon the exchange of Wheaton Shares for IAMGold Shares. See "Certain United States Federal Income Tax Consequences".

        Holders of Wheaton Shares should consult their tax advisers for specific advice concerning the tax consequences of the Arrangement.

Eligibility for Investment

        The IAMGold Shares to be issued pursuant to the Arrangement will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans ("Deferred Plans") and registered education savings plans and, based upon a certificate provided by an officer of IAMGold, will not constitute foreign property for purposes of Part XI of the ITA for trusts governed by registered pension plans, Deferred Plans and for certain other persons to whom Part XI of the ITA is applicable.

See "Eligibility for Investment".

Dissenting Shareholders' Rights

        Registered Wheaton Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. Section 185 of the OBCA is reprinted in its entirety and attached to this Circular as Exhibit J. Wheaton Shareholders are not entitled to dissent with respect to any other matter that may be considered at the Wheaton Meeting.

See "Dissenting Shareholders' Rights".

Risk Factors

IAMGold

        IAMGold Shareholders should consider a number of risk factors in evaluating whether to approve the Share Issue Resolution. These risk factors include certain risks related to the Combination which are discussed in greater detail herein under "Risk Factors" and risks relating to the businesses of IAMGold and Wheaton which are described under "Risk Factors" in Exhibits B and C to this Circular.

Wheaton

        Wheaton Shareholders should consider a number of risk factors in evaluating whether to approve the Arrangement Resolution. These risk factors include certain risks related to the Combination which are discussed in greater detail herein under "Risk Factors" and risks relating to the businesses of IAMGold and Wheaton which are described under "Risk Factors" in Exhibits B and C to this Circular.

IAMGold Selected Consolidated Financial Data

        The following selected consolidated financial data presented for, and as at the end of, each of the years in the three-year period ended December 31, 2003 is derived from the consolidated financial statements of IAMGold, which consolidated financial statements have been audited by KPMG LLP, Chartered Accountants. The consolidated financial statements of IAMGold as at December 31, 2003, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2003 are attached as Exhibit D to this Circular and reference should be made to such financial statements, including the notes thereto and the auditors' report thereon. Exhibit D also contains management's discussion and analysis of such consolidated financial statements. IAMGold uses the United States dollar as its reporting currency. All financial data presented below is in thousands of dollars, except per share data.

	Years Ended December 31
	2003	2002	2001
Statement of Operations Data:
Sales	$96,607	$89,824	$81,655
Royalty revenues	4,504	—	—
Equity income	9,650	—	—
Net earnings	15,039	5,535	10,948
Basic net income per share	0.11	0.07	0.15
Diluted net income per share	0.10	0.07	0.15
Balance Sheet Data:
Cash and gold bullion	$113,958	$46,413	$31,365
Net working capital	118,539	56,884	25,807
Total assets	451,141	190,638	176,598
Long-term debt	11,342	13,091	26,617
Shareholders' equity	386,103	152,006	127,475

Wheaton Selected Consolidated Financial Data

        The following selected consolidated financial data presented for, and as at the end of, each of the years in the three-year period ended December 31, 2003 is derived from the consolidated financial statements of Wheaton, which consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants. The consolidated financial statements of Wheaton as at December 31, 2003, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2003 are attached as Exhibit E to this Circular and reference should be made to these financial statements, including the notes thereto and the auditors' report thereon. Exhibit E also contains management's discussion and analysis of such financial statements. Wheaton uses the United States dollar as its reporting currency. All financial data presented below is in thousands of dollars, except per share data.

	Years Ended December 31
	2003	2002	2001
Statement of Operations Data:
Sales	$212,633	$34,693	$9,010
Net income (loss)	57,659	5,602	(10,733)
Basic net income (loss) per share	0.14	0.04	(0.18)
Diluted net income (loss) per share	0.13	0.04	(0.18)
Balance Sheet Data:
Cash and cash equivalents	$151,878	$22,936	$1,735
Net working capital	147,484	24,422	17,372
Total assets	891,005	152,098	21,207
Long-term debt	122,423	—	—
Shareholders' equity	556,118	108,054	16,316

Pro Forma Selected Condensed Consolidated Financial Data

        Exhibit F attached to this Circular contains unaudited pro forma condensed consolidated financial information for Axiom Gold based upon the completion of the Combination. The unaudited pro forma condensed consolidated balance sheet has been prepared on the basis that the Combination occurred on December 31, 2003. The unaudited pro forma condensed consolidated statements of operations have been prepared for the year ended December 31, 2003 on the basis that the Combination occurred on January 1, 2003. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of IAMGold and Wheaton contained in Exhibits D and E to this Circular. All financial data presented below is in thousands of dollars, except per share data.

Year Ended December 31, 2003
Statement of Operations Data:
Sales	$423,251
Net income	78,612
Basic net income per share	0.17
Diluted net income per share	0.15
Balance Sheet Data:
Cash and cash equivalents	$175,653
Net working capital	221,798
Total assets	1,942,745
Long-term debt	148,965
Shareholders' equity	1,463,771

GLOSSARY

        Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Circular.

"Acquisition Proposal" means, in respect of IAMGold, any Material IAMGold Subsidiary, Wheaton or any Material Wheaton Subsidiary, as the case may be, any bona fide, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction (excluding the IAMGold Permitted Transactions and the Wheaton Permitted Transactions) which would, or could, in any case, constitute a de facto acquisition or change of control of IAMGold, any Material IAMGold Subsidiary, Wheaton or any Material Wheaton Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of IAMGold, any Material IAMGold Subsidiary, Wheaton or any Material Wheaton Subsidiary.

"Amalco" means the corporation resulting from the amalgamation of Wheaton and IAMGold Subco pursuant to the Arrangement.

"Amendment Resolution" means the special resolution of the IAMGold Shareholders authorizing IAMGold to amend its articles to increase the maximum number of directors from 10 to 16 and to change its name to "Axiom Gold Corporation" or such other name as the directors of IAMGold may determine, substantially in the form and content set out in Schedule B to this Circular.

"AMEX" means the American Stock Exchange, Inc.

"Arrangement" means the arrangement under section 182 of the OBCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court.

"Arrangement Agreement" means the arrangement agreement dated April 23, 2004 between IAMGold, IAMGold Subco and Wheaton, as amended and restated on April 29, 2004, a copy of which is attached to this Circular as Exhibit G.

"Arrangement Resolution" means the special resolution of the Wheaton Shareholders concerning the Arrangement, substantially in the form and content set out in Schedule E to this Circular.

"Articles of Arrangement" means the articles of arrangement of Wheaton in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order to effect the Arrangement.

"Axiom Gold" means IAMGold upon the completion of the Combination which, assuming the Amendment Resolution is passed at the IAMGold Meeting, will change its name to "Axiom Gold Corporation" or such other name as the directors IAMGold may determine.

"Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

"By-Law Resolution" means the resolution of the IAMGold Shareholders confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, substantially in the form and content set out in Schedule D to this Circular.

"CBCA" means the Canada Business Corporations Act, as amended.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to the provisions of the OBCA giving effect to the Arrangement.

"CIBC Mellon" means CIBC Mellon Trust Company, the registrar and transfer agent for the Wheaton Shares and the warrant agent for the Wheaton Warrants.

"Circular" means this joint management information circular, including all schedules and exhibits hereto, sent to the IAMGold Shareholders and the Wheaton Shareholders in connection with the IAMGold Meeting and the Wheaton Meeting.

"Combination" means the business combination of IAMGold and Wheaton pursuant to the terms and subject to the conditions of the Arrangement Agreement.

"Completion Deadline" means July 1, 2004, subject to unilateral extension by either Wheaton or IAMGold to a date not later than July 29, 2004.

"Computershare" means Computershare Trust Company of Canada, the registrar and transfer agent for the IAMGold Shares.

"Court" means the Ontario Superior Court of Justice.

"De facto acquisition or change of control" means, in respect of a corporation, the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of such corporation to permit such person or persons to exercise, or to control or direct the voting of, in the case of IAMGold or Wheaton, 20% or more of the total number of votes attached to all outstanding voting securities of IAMGold or Wheaton or, in the case of a Material IAMGold Subsidiary or a Material Wheaton Subsidiary, 50% of the total number of votes attached to all outstanding voting securities of such Material IAMGold Subsidiary or Material Wheaton Subsidiary, as the case may be.

"Depositary" means Kingsdale Shareholder Services Inc. at its office set out in the Letter of Transmittal.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Notice" means a written objection to the Arrangement Resolution made by a registered Wheaton Shareholder in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures described under "Dissenting Shareholders' Rights".

"Dissent Rights" means the right of a registered Wheaton Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Dissenting Shareholder" means a registered Wheaton Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Effective Date" means the effective date in respect of the Arrangement as shown on the Certificate of Arrangement.

"Effective Time" means the time on the Effective Date at which the Arrangement becomes effective in accordance with its terms.

"Exchange Ratio" means 0.55 of an IAMGold Share for each Wheaton Share, which Wheaton Shareholders will be entitled to receive upon the completion of the Arrangement, subject to the provisions of the Plan of Arrangement.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"GMP" means GMP Securities Ltd.

"GMP Fairness Opinion" means the written opinion dated April 28, 2004 from GMP delivered to the Wheaton Board of Directors in connection with the Arrangement, a copy of which is attached as Exhibit I to this Circular.

"IAMGold" means IAMGold Corporation, a corporation incorporated under the CBCA.

"IAMGold Board of Directors" means the board of directors of IAMGold.

"IAMGold Group Companies" means, collectively, the IAMGold Subsidiaries and the IAMGold Significant Interest Companies.

"IAMGold Meeting" means the annual and special meeting of IAMGold Shareholders to be held on June 8, 2004, including any adjournments and postponements thereof.

"IAMGold Notice of Meeting" means the notice of the IAMGold Meeting sent to IAMGold Shareholders together with this Circular.

"IAMGold Permitted Transactions" means certain proposed transactions disclosed in writing by IAMGold to Wheaton.

"IAMGold Principal Properties" means the properties of IAMGold listed in Schedule I to the Arrangement Agreement.

"IAMGold Share Incentive Plan" means the share incentive plan of IAMGold, consisting of a share purchase plan, a share option plan and a share bonus plan, pursuant to which IAMGold Shares may be issued to officers, directors, employees and consultants of IAMGold and the IAMGold Subsidiaries.

"IAMGold Shareholders" means the holders of IAMGold Shares.

"IAMGold Shares" means the common shares which IAMGold is authorized to issue.

"IAMGold Significant Interest Companies" means, collectively, La Société d'Exploitation des Mines d'Or de Sadiola S.A. and Yatela Exploitation Company Limited, each of which is a corporation existing under the laws of Mali, Sadiola Exploration Limited and Kenieba Exploration Company Limited, each of which is a corporation existing under the laws of the British Virgin Islands, and Gold Fields Ghana Limited and Abosso Goldfields Limited, each of which is a corporation existing under the laws of Ghana.

"IAMGold Subco" means 2045230 Ontario Inc., a wholly-owned subsidiary of IAMGold incorporated under the OBCA.

"IAMGold Subsidiaries" means, collectively, AGEM Ltd. and IAMGold South America Corporation Ltd., each of which is a corporation existing under the laws of the Commonwealth of Barbados, IAMGold Mali SARL, a corporation existing under the laws of Mali, IAMGold Ecuador S.A., a corporation existing under the laws of Ecuador, IAMGold Argentina S.A., a corporation existing under the laws of Argentina, IAMGold Brazil, a corporation existing under the laws of Brazil, and IAMGold Subco.

"Interim Order" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, a copy of which is attached as Exhibit A-l to this Circular.

"ITA" means the Income Tax Act (Canada), as amended.

"Letter of Transmittal" means the letter of transmittal delivered to Wheaton Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing Wheaton Shares, will enable the Wheaton Shareholders to exchange their Wheaton Shares for IAMGold Shares upon the completion of the Arrangement.

"Material Adverse Change" means, in respect of IAMGold or Wheaton, any one or more changes, effects, events or occurrences, and "Material Adverse Effect" means, in respect of IAMGold or Wheaton, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of IAMGold and the IAMGold Subsidiaries, or Wheaton and the Wheaton Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on IAMGold and the IAMGold Subsidiaries on a consolidated basis, or Wheaton and the Wheaton Subsidiaries on a consolidated basis; (c) resulting from changes in the price of gold, copper or silver; (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (e) the announcement or implementation of the IAMGold Permitted Transactions or the Wheaton Permitted Transactions, respectively.

"Material IAMGold Subsidiary" means any Subsidiary of IAMGold that represents 20% or more of the consolidated assets or consolidated revenues of the IAMGold Group Companies.

"Material Wheaton Subsidiary" means any Subsidiary of Wheaton that represents 20% or more of the consolidated assets or consolidated revenues of the Wheaton Group Companies.

"Meetings" means the IAMGold Meeting and the Wheaton Meeting, collectively, and "Meeting" means either one of them, as applicable.

"Notice of Application" means the notice of application to the Court with respect to the Final Order, a copy of which is attached as Exhibit A-2 to this Circular.

"Notice of Meeting" means the IAMGold Notice of Meeting or the Wheaton Notice of Meeting, as the context requires.

"OBCA" means the Business Corporations Act (Ontario), as amended.

"Plan of Arrangement" means the plan of arrangement in respect of the Arrangement under section 182 of the OBCA substantially in the form and content of Schedule A to the Arrangement Agreement which is attached to this Circular as Exhibit G, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court.

"RBC" means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

"RBC Fairness Opinion" means the written opinion dated April 28, 2004 from RBC delivered to the IAMGold Board of Directors in connection with the Combination, a copy of which is attached as Exhibit H to this Circular.

"Record Date" means April 28, 2004.

"Series "A" Wheaton Warrants" means the 57,402,748 Series "A" common share purchase warrants of Wheaton issued and outstanding under, and governed by the terms and conditions of, the common share purchase warrant indenture between Wheaton and CIBC Mellon dated February 27, 2003, expiring on May 30, 2007 and entitling the holders thereof to purchase Wheaton Shares at a price of Cdn$1.65 per share.

"Series "B" Wheaton Warrants" means the 64,300,024 Series "B" common share purchase warrants of Wheaton issued and outstanding under, and governed by the terms and conditions of, the common share purchase warrant indenture between Wheaton and CIBC Mellon dated August 25, 2003, as supplemented by supplemental indentures dated October 14, 2003 and January 8, 2004, expiring on August 25, 2008 and entitling the holders thereof to purchase Wheaton Shares at a price of Cdn$3.10 per share.

"Share Incentive Plan Resolution" means the resolution of the IAMGold Shareholders approving the increase in the number of IAMGold Shares reserved for issue under the IAMGold Share Incentive Plan, substantially in the form and content set out in Schedule C to this Circular.

"Share Issue Resolution" means the resolution of the IAMGold Shareholders approving the issue of up to approximately 422,849,250 IAMGold Shares in connection with the Combination, including the IAMGold Shares issuable upon exercise of the Wheaton Warrants and the Wheaton Options, substantially in the form and content set out in Schedule A to this Circular.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of IAMGold, includes the IAMGold Subsidiaries and, in the case of Wheaton, includes the Wheaton Subsidiaries.

"Superior Proposal" means, in respect of either IAMGold or Wheaton, an Acquisition Proposal in respect of IAMGold or Wheaton, respectively, if such Acquisition Proposal is not conditional on obtaining financing and the directors of IAMGold or Wheaton, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Wheaton or IAMGold, respectively) from, as appropriate, the financial, legal and other advisors to IAMGold or Wheaton, respectively, to the effect that such Acquisition Proposal would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which in the case of an Acquisition

Proposal made to Wheaton, has a value per Wheaton Share which is at least Cdn$5.40, being 105% of the value ascribed to a Wheaton Share pursuant to the Combination on March 30, 2004 or, in the case of an Acquisition Proposal made to IAMGold, has a value per IAMGold Share which is at least Cdn$9.82, being 105% of the closing price of the IAMGold Shares on the TSX on March 30, 2004.

"TSX" means the Toronto Stock Exchange.

"U.S. Code" means the United States Internal Revenue Code of 1986, as amended.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"US$" means United States dollars.

"Wheaton" means Wheaton River Minerals Ltd., a corporation incorporated under the OBCA.

"Wheaton Board of Directors" means the board of directors of Wheaton.

"Wheaton Group Companies" means, collectively, the Wheaton Subsidiaries and the Wheaton Significant Interest Companies.

"Wheaton Meeting" means the annual and special meeting of Wheaton Shareholders, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order to approve the Arrangement Resolution.

"Wheaton Notice of Meeting" means the notice of the Wheaton Meeting sent to Wheaton Shareholders together with this Circular.

"Wheaton Options" means the outstanding options of Wheaton issued under the Wheaton Share Option Plan and additional outstanding options to purchase an aggregate of 1,250,000 Wheaton Shares, collectively.

"Wheaton Permitted Transactions" means certain proposed transactions disclosed in writing by Wheaton to IAMGold.

"Wheaton Principal Properties" means the properties of Wheaton listed in Schedule H to the Arrangement Agreement.

"Wheaton Shares" means the common shares which Wheaton is authorized to issue.

"Wheaton Shareholders" means the holders of Wheaton Shares.

"Wheaton Share Option Plan" means the 2001 share option plan of Wheaton pursuant to which Wheaton Shares may be issued to officers, directors, employees and consultants of Wheaton on exercise of options granted thereunder.

"Wheaton Significant Interest Companies" means the corporations listed in Schedule B to the Arrangement Agreement.

"Wheaton Subsidiaries" means the Subsidiaries of Wheaton listed in Schedule C to the Arrangement Agreement.

"Wheaton Warrants" means, collectively, the outstanding 2002 Wheaton Warrants, the Series "A" Wheaton Warrants and the Series "B" Wheaton Warrants.

"2002 Wheaton Warrants" means the 54,967,247 common share purchase warrants of Wheaton issued and outstanding under, and governed by the terms and conditions of, the common share purchase warrant indenture between Wheaton and CIBC Mellon dated May 30, 2002, expiring on May 30, 2007 and entitling the holders thereof to purchase Wheaton Shares at a price of Cdn$1.65 per share.

GENERAL PROXY INFORMATION

Solicitation of Proxies

        The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at:

  (i)
  the IAMGold Meeting to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at noon (Toronto time), for the purposes set out in the accompanying IAMGold Notice of Meeting; and

  (ii)
  the Wheaton Meeting to be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time), for the purposes set out in the accompanying Wheaton Notice of Meeting.

        It is expected that the solicitation of proxies for each of the Meetings will be made primarily by mail; however, directors, officers and employees of IAMGold or Wheaton may also solicit proxies by telephone, telecopier or in person in respect of the applicable Meeting. The solicitation of proxies for the Meetings is being made by or on behalf of the management of IAMGold and Wheaton, respectively, and IAMGold and Wheaton will bear their respective costs in respect of the solicitation of proxies for the Meetings. In addition, IAMGold and Wheaton will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of IAMGold Shares and Wheaton Shares, respectively.

        In connection with the solicitation of proxies, IAMGold and Wheaton have retained Kingsdale Shareholder Services Inc. to solicit proxies from the IAMGold Shareholders and the Wheaton Shareholders, respectively, at an agreed cost of Cdn$65,000 for IAMGold and Cdn$75,000 for Wheaton, subject to the completion of the Arrangement.

Voting by Proxies

        Enclosed with this Circular being sent to IAMGold Shareholders is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of IAMGold. An IAMGold Shareholder may appoint a person (who need not be an IAMGold Shareholder) other than the persons already named in the enclosed form of proxy to represent such IAMGold Shareholder at the IAMGold Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by the Secretary of IAMGold, c/o Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M1B 2Y4, no later than noon (Toronto time) on June 4, 2004 or, in the event of an adjournment or postponement of the IAMGold Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed IAMGold Meeting.

        Enclosed with this Circular being sent to Wheaton Shareholders is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of Wheaton. A Wheaton Shareholder may appoint a person (who need not be a Wheaton Shareholder) other than the persons already named in the enclosed form of proxy to represent such Wheaton Shareholder at the Wheaton Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by the Secretary of Wheaton, c/o CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1, no later than 11:00 a.m. (Toronto time) on June 4, 2004 or, in the event of an adjournment or postponement of the Wheaton Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Wheaton Meeting.

        In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of IAMGold or Wheaton, as the case may be. Additional execution instructions are set out in the notes to the respective forms of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

        The management representatives designated in the enclosed form of proxy will vote the shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such direction, such shares will be voted by the IAMGold representatives named in such form of proxy in favour of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution and will be voted by such representatives on all other matters which may come before the IAMGold Meeting in their discretion. In addition, in the absence of such direction, such shares will be voted by the Wheaton representatives named in such form of proxy in favour of the Arrangement Resolution and will be voted by such representatives on all other matters which may come before the Wheaton Meeting in their discretion.

        The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the IAMGold Notice of Meeting and the Wheaton Notice of Meeting, as the case may be, and with respect to other matters which may properly come before the applicable Meeting. At the date of this Circular, neither IAMGold nor Wheaton management knows of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to IAMGold or Wheaton management should properly come before the applicable Meeting, the persons named in the enclosed form of proxy will be authorized to vote the shares represented thereby in their discretion.

Non-Registered Holders

        Only registered shareholders of IAMGold or Wheaton, or the persons they appoint as their proxies, are entitled to attend and vote at the Meetings. However, in many cases, IAMGold Shares or Wheaton Shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") with whom the Non-Registered Holder deals in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

  (b)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, both IAMGold and Wheaton have distributed copies of their respective Notice of Meeting, this Circular and their respective forms of proxy (collectively, the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless the Non-Registered Holders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

  (a)
  be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form") which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

  (b)
  be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with, as the case may be, the Secretary of IAMGold, c/o Computershare, 8th Floor, 100 University

    Avenue, Toronto, Ontario M1B 2Y4 with respect to the IAMGold Shares, or to the Secretary of Wheaton, c/o CIBC Mellon, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 with respect to the Wheaton Shares.

        In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a voting instruction form or a form of proxy wish to attend the applicable Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

        A registered shareholder of IAMGold or Wheaton who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of IAMGold (5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4) or the registered office of Wheaton (c/o Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2), as the case may be, at any time up to and including the last business day preceding the day of the Meetings, or (ii) with the Chairman of the applicable Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

INFORMATION CONCERNING THE MEETINGS

Time, Date and Place

IAMGold

        The IAMGold Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at noon (Toronto time) as set forth in the IAMGold Notice of Meeting.

Wheaton

        The Wheaton Meeting will be held at the Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Tuesday, June 8, 2004 at 11:00 a.m. (Toronto time) as set forth in the Wheaton Notice of Meeting.

Record Date and Shares Entitled to Vote

IAMGold

        At the close of business on the Record Date there were 145,536,179 IAMGold Shares outstanding. IAMGold Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the IAMGold Meeting.

Wheaton

        At the close of business on the Record Date there were 568,210,638 Wheaton Shares outstanding. Wheaton Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Wheaton Meeting. Wheaton Shareholders of record at the close of business on the Record Date are entitled to vote at the Wheaton Meeting, except to the extent that a Wheaton Shareholder has transferred Wheaton Shares after the Record Date and the transferee of such Wheaton Shares produces a properly endorsed certificate for such Wheaton Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the Wheaton Meeting, that the transferee's name be included in the list of Wheaton Shareholders entitled to vote at the Wheaton Meeting, in which case the transferee will be entitled to vote such Wheaton Shares at the Wheaton Meeting.

Matters to be Considered

IAMGold

        At the IAMGold Meeting, the IAMGold Shareholders will be asked to consider and vote upon: (i) the Share Issue Resolution; (ii) the Amendment Resolution; (iii) the Share Incentive Plan Resolution; (iv) the By-Law Resolution; (v) the election of directors of IAMGold for the ensuing year (including the election of the current eight directors of Wheaton as directors of IAMGold conditional upon the completion of the Combination); (vi) the appointment of auditors of IAMGold for the ensuing year and the authorization of the directors to fix their remuneration; and (vii) such other matters as may properly come before the IAMGold Meeting.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote IN FAVOUR of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution at the IAMGold Meeting. See "The Combination — Recommendation of the IAMGold Board of Directors" and "Special Business to be Considered by the IAMGold Shareholders — Confirmation of New General By-Law".

        It is a mutual condition of the completion of the Arrangement that the Share Issue Resolution be approved by the IAMGold Shareholders at the IAMGold Meeting.

Wheaton

        At the Wheaton Meeting, the Wheaton Shareholders will be asked to consider and vote upon: (i) the election of directors of Wheaton for the ensuing year; (ii) the appointment of auditors of Wheaton for the ensuing year and the authorization of the directors to fix their remuneration; (iii) pursuant to the Interim Order, the Arrangement Resolution; and (iv) such other matters as may properly come before the Wheaton Meeting.

        The Wheaton Board of Directors unanimously recommends that Wheaton Shareholders vote IN FAVOUR of the Arrangement Resolution at the Wheaton Meeting. See "The Combination — Recommendation of the Wheaton Board of Directors".

        It is a mutual condition of the completion of the Arrangement that the Arrangement Resolution be approved by the Wheaton Shareholders at the Wheaton Meeting.

Principal Shareholders

IAMGold

        As at the Record Date, to the knowledge of the directors and officers of IAMGold, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the IAMGold Shares then outstanding.

Wheaton

        As at the Record Date, to the knowledge of the directors and officers of Wheaton, no person or company beneficially owned, directly or indirectly, more than 10% of the votes attached to all of the Wheaton Shares then outstanding and the only person or company that exercised control or direction over, more than 10% of the votes attached to all of the Wheaton Shares then outstanding was as follows:

Name	Number of Wheaton Shares	Percentage of Outstanding Wheaton Shares
Fidelity fund and trust accounts(1)	72,950,910(2)	12.8%

(1)
Comprised of Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited and certain other affiliates and associates of such companies.

(2)
This number has been obtained from an early warning report filed on behalf of the Fidelity fund and trust accounts dated January 5, 2004 and has not been verified by Wheaton. This report indicates that this number includes Wheaton Shares underlying Wheaton Warrants.

Quorum and Votes Required for Certain Matters

IAMGold

        The presence of two persons entitled to vote thereat, either as shareholders or proxyholders, and holding or representing more than 5% of the IAMGold Shares entitled to vote thereat will constitute a quorum for the IAMGold Meeting.

        The Share Issue Resolution, the Share Incentive Plan Resolution and the By-Law Resolution require the affirmative vote of a majority of the votes cast by the IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting. The Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by the IAMGold Shareholders who vote in respect thereof, in person or by proxy, at the IAMGold Meeting.

Wheaton

        The presence, in person or represented by proxy, of the holders of 33 1/3% of the Wheaton Shares entitled to vote thereat will constitute a quorum for the Wheaton Meeting.

        Pursuant to the Interim Order, the Arrangement Resolution requires the affirmative vote of not less than two-thirds of the votes cast by the Wheaton Shareholders who vote in respect thereof, in person or by proxy, at the Wheaton Meeting.

Interests of Certain Persons in the Combination

        In considering the recommendations of the IAMGold Board of Directors and the Wheaton Board of Directors to vote in favour of the matters discussed in this Circular, shareholders of IAMGold and Wheaton should be aware that some of the directors and executive officers of IAMGold and Wheaton have interests in the Combination that are different from, or in addition to, the interests of shareholders of IAMGold and Wheaton generally.

IAMGold

        IAMGold has entered into employment agreements (collectively the "IAMGold Employment Agreements") with William D. Pugliese as Co-Chairman and Chief Executive Officer (now Chairman) of IAMGold, Joseph F. Conway as President and Chief Executive Officer of IAMGold, Grant A. Edey as Chief Financial Officer of IAMGold, Larry E. Phillips as Vice President, Corporate Affairs and Corporate Secretary of IAMGold, Paul B. Olmsted as Vice President, Corporate Development of IAMGold, and Dennis Jones as Vice President, Exploration of IAMGold. Upon completion of the Combination, the IAMGold Employment Agreements will continue in full force and effect. See Exhibit B attached to this Circular for further details regarding the IAMGold Employment Agreements.

        In connection with the Arrangement, IAMGold engaged National Bank Financial Inc. ("National Bank Financial") to provide financial advisory services to IAMGold and IAMGold has agreed to pay a fee of Cdn$2,500,000 to National Bank Financial upon the completion of the Arrangement. Gordon Bogden, a director of IAMGold, is a Managing Director of National Bank Financial.

        Upon completion of the Combination, all of the officers and, subject to their election to the IAMGold Board of Directors at the IAMGold Meeting, all of the directors of IAMGold will be officers and directors of the combined company.

        The directors and executive officers of IAMGold do not own any securities of Wheaton, except for Gordon Bogden who holds 3,000 Wheaton Shares.

Wheaton

        Wheaton has entered into employment agreements (collectively, the "Wheaton Employment Agreements") with Ian W. Telfer as Chief Executive Officer, Peter Barnes as Executive Vice President, Eduardo Luna as Executive Vice President, and Russell Barwick as Executive Vice President.

        The employment agreements with each of Messrs. Telfer, Luna, Barwick and Barnes provide for severance payments of three years' salary in the case of Messrs. Telfer, Luna and Barwick and two years' salary in the case of Mr. Barnes to be paid to each of such officers if there is a change of control of Wheaton and such officers elect in writing to terminate their respective employment within 120 days from the date of such change of control. The Arrangement will constitute a change of control of Wheaton under the terms of the Wheaton Employment Agreements.

        In the event that any of Messrs. Telfer, Luna, Barwick or Barnes elect to terminate their respective employment within 120 days following the Effective Date, and calculated based on their respective current annual base salaries, they will be entitled to receive a lump sum cash payment of approximately Cdn$1,800,000, $1,200,000, Australian $1,620,000 and Cdn$550,000, respectively.

        In connection with the Arrangement, Wheaton engaged Endeavour Financial to provide financial advisory services to Wheaton and Wheaton has agreed to pay a fee of $5,000,000 to Endeavour Financial upon completion of the Arrangement. Frank Giustra, a director of Wheaton, is Chairman of Endeavour Financial and Neil Woodyer, a director of Wheaton, is Managing Director of Endeavour Financial.

        Directors and executive officers of Wheaton collectively currently hold approximately 397,500 Wheaton Warrants and 16,081,666 Wheaton Options which, following completion of the Combination, will entitle the holders thereof to acquire approximately 218,625 IAMGold Shares and approximately 8,844,916 IAMGold Shares, respectively.

        Upon completion of the Combination, all of the current directors of Wheaton will be appointed as directors of the combined company (provided that the Amendment Resolution is passed at the IAMGold Meeting) and the current senior officers of Wheaton will be appointed as officers of the combined company and such persons will be entitled to participate in the IAMGold Share Incentive Plan.

        The directors and executive officers of Wheaton do not own any shares of IAMGold.

THE COMBINATION

        Pursuant to the Arrangement Agreement, IAMGold and Wheaton have agreed to complete the Arrangement pursuant to which, among other things, Wheaton will amalgamate with IAMGold Subco, each Wheaton Shareholder (other than a registered Wheaton Shareholder who exercises Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Wheaton Shares held by such Wheaton Shareholder on the basis of 0.55 of an IAMGold Share for each Wheaton Share held by such Wheaton Shareholder and Amalco will be a wholly-owned subsidiary of IAMGold, all pursuant to the Plan of Arrangement.

        Upon the completion of the Arrangement, each holder of a Wheaton Warrant or a Wheaton Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Shares to which such holder was previously entitled upon such exercise.

        Upon the completion of the Arrangement, former Wheaton Shareholders will own approximately 68% of the then outstanding common shares of Axiom Gold and IAMGold Shareholders will own approximately 32% of the then outstanding common shares of Axiom Gold, on a non-diluted basis, and former Wheaton securityholders will own approximately 74% of the then outstanding common shares of Axiom Gold and former IAMGold securityholders will own approximately 26% of the then outstanding common shares of Axiom Gold, on a fully diluted basis.

        In connection with the Arrangement, IAMGold Shareholders will be asked to increase the size of the IAMGold Board of Directors to 16 directors, to elect the current eight directors of Wheaton and the current eight directors of IAMGold as directors of IAMGold and to approve the change of name of IAMGold to "Axiom Gold Corporation".

Background

        The following is a summary of the meetings, negotiations and discussions between IAMGold and Wheaton that preceded the execution of the Arrangement Agreement.

        In late January 2004, a director of IAMGold had a preliminary discussion with Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, regarding a possible transaction between IAMGold and Wheaton.

        In early February 2004, Joseph Conway, the President and Chief Executive Officer of IAMGold, met with Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, to discuss a possible transaction between IAMGold and Wheaton. As a result of this meeting, IAMGold and Wheaton entered into a confidentiality agreement on February 19, 2004 to enable them to conduct their due diligence reviews.

        As part of its initial due diligence review, in March 2004 IAMGold conducted preliminary site visits to certain of the properties of Wheaton and performed a review of certain technical and other information relating to Wheaton.

        As part of its initial due diligence review, in March 2004 Wheaton performed a review of certain technical and other information relating to IAMGold.

        During the course of its due diligence review of IAMGold, Wheaton entered into confidentiality agreements with other parties. Pursuant to these agreements, Wheaton provided access to confidential information pertaining to its business and assets with a view to exploring possible alternative transactions and maximizing shareholder value. Management had regular discussions with, and provided updates to, the Wheaton Board of Directors with respect to the status of various discussions with interested parties, including IAMGold.

        On March 22, 2004, IAMGold retained RBC to prepare and deliver the RBC Fairness Opinion.

        On March 25, 2004, Wheaton received a proposal for a transaction from IAMGold. Prior to being formally retained on March 26, 2004, each of Endeavour Financial and GMP provided financial advisory assistance to management of Wheaton in connection with the Combination. On March 26, 2004, Wheaton retained Endeavour Financial and GMP to act as financial advisors to Wheaton in connection with the Combination and GMP was engaged to provide a fairness opinion to the Wheaton Board of Directors. Discussions ensued between management of IAMGold and Wheaton with respect to the terms of the proposed transaction. On March 27, 2004, Wheaton responded to the proposal and provided revised terms to IAMGold. The Wheaton Board of Directors met on March 29, 2004 to consider the proposed transaction with IAMGold and approved the terms of the Combination. Wheaton's outside counsel and representatives of GMP attended the meeting and reported on the terms of the proposal and directors' obligations. GMP provided a verbal preliminary indication on the fairness of the Exchange Ratio.

        At the meeting of the Wheaton Board of Directors held on March 29, 2003 and at other meetings of the Wheaton Board of Directors at which matters relating to the Combination were considered, Frank Giustra and Neil Woodyer abstained from voting on matters relating to the Combination as a result of Messrs. Giustra and Woodyer being Chairman and Managing Director, respectively, of Endeavour Financial, the financial advisor to Wheaton in connection with the Combination. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination — Wheaton". Despite such abstentions, both Mr. Giustra and Mr. Woodyer are supportive of the Combination.

        On March 30, 2004, IAMGold formally retained National Bank Financial to act as financial advisor to IAMGold in connection with the Combination. Prior to being formally retained, National Bank Financial provided financial advisory assistance to management of IAMGold in connection with the Combination.

        The IAMGold Board of Directors met on March 30, 2004 to consider the proposed transaction with Wheaton and approved the terms of the Combination. At the meeting, management of IAMGold reported to the IAMGold Board of Directors regarding management's financial analysis and review of information in connection with the Combination. IAMGold's outside counsel and representatives of National Bank Financial attended the meeting and reported on certain legal and financial considerations in connection with the Combination.

        At the meeting of the IAMGold Board of Directors held on March 30, 2003 and at other meetings of the IAMGold Board of Directors at which matters relating to the Combination were considered, Gordon Bogden and Joseph Conway abstained from voting on matters relating to the Combination as a result of Mr. Bogden being a Managing Director of National Bank Financial, the financial advisor to IAMGold in connection with the Combination, and Mr. Conway continuing to be employed as an officer of Axiom Gold upon completion of the Combination, respectively. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination — IAMGold". Despite such abstentions, both Mr. Bogden and Mr. Conway are supportive of the Combination.

        As a result of numerous discussions among representatives of IAMGold and Wheaton and their respective legal and financial advisors, on March 30, 2004 IAMGold and Wheaton signed a letter agreement setting out the terms of the Combination. On the same day, a joint press release was issued by IAMGold and Wheaton announcing the terms of the Combination.

        Following March 30, 2004, financial, legal and accounting advisors to each of IAMGold and Wheaton considered tax and legal structures to accomplish the proposed transaction, and management and the respective auditors commenced the preparation of draft unaudited pro forma condensed consolidated financial statements. From March 30, 2004 to April 22, 2004, IAMGold, Wheaton and their respective legal advisors exchanged drafts of the Arrangement Agreement and Plan of Arrangement.

        Following March 30, 2004, IAMGold personnel and consultants retained by IAMGold conducted site visits of the principal properties of Wheaton and performed a review of certain technical and other information relating to Wheaton.

        Following March 30, 2004, Wheaton personnel conducted site visits of the principal properties of IAMGold and performed a review of certain technical and other information relating to IAMGold.

        On April 6, 2004, IAMGold and Wheaton signed an amendment to the letter agreement to extend the date by which each of them was required to obtain a formal written fairness opinion from April 12, 2004 to April 13, 2004.

        On April 13, 2004, the IAMGold Board of Directors received presentations from senior management as to the results of the due diligence examination of Wheaton to date, discussed the results of the negotiation of the Arrangement Agreement and received a presentation and verbal preliminary indication of fairness from RBC with respect to the Combination.

        On April 13, 2004, IAMGold and Wheaton signed an amendment to the letter agreement to extend the date by which each of them was required to obtain a formal written fairness opinion from April 13, 2004 to April 30, 2004.

        On April 22, 2004, the Wheaton Board of Directors received presentations from senior management, outside counsel and its auditors as to the results of the due diligence examination of IAMGold. The Wheaton Board of Directors also discussed the terms of the Arrangement Agreement and approved, among other things, the entering into of the Arrangement Agreement, subject to settling the final terms thereof.

        On April 22, 2004, the IAMGold Board of Directors received presentations from senior management, outside counsel and its auditors as to the results of the due diligence examination of Wheaton. The IAMGold Board of Directors also discussed the terms of the Arrangement Agreement and approved, among other things, the entering into of the Arrangement Agreement, subject to settling the final terms thereof.

        From April 22, 2004 to April 25, 2004, IAMGold, Wheaton and their respective legal advisors negotiated and settled the terms of the Arrangement Agreement and the Plan of Arrangement.

        On April 25, 2004, IAMGold and Wheaton executed and delivered the Arrangement Agreement and a public announcement was made by joint press release of IAMGold and Wheaton on April 26, 2004.

        On April 28, 2004 RBC delivered the RBC Fairness Opinion to IAMGold. On April 29, 2004, the IAMGold Board of Directors approved, among other things, the contents and mailing of the Circular.

        On April 28, 2004, GMP delivered the GMP Fairness Opinion. On April 30, 2004, the Wheaton Board of Directors approved, among other things, the contents and mailing of the Circular.

Benefits of the Combination

        The IAMGold Board of Directors and the Wheaton Board of Directors believe that the Combination will have the following benefits for their respective shareholders:

  (i)
  the combination of the businesses of IAMGold and Wheaton is expected to create one of the world's top ten gold producers and a leading intermediate gold producer;

  (ii)
  the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of consolidation and acquisition opportunities in the gold mining industry;

  (iii)
  the combined company will have interests in seven producing gold operations, one in Argentina, one in Mexico, one in Australia, two in Mali and two in Ghana, with expected attributable annualized gold production of approximately one million gold equivalent ounces at total cash costs of less than $100 per gold equivalent ounce (net of copper credits) in 2004;

  (iv)
  the combined company will have immediate and near-term production growth opportunities through the development of the Amapari gold project in Brazil, the Los Filos gold project in Mexico and the expansion of the Tarkwa mine in Ghana;

  (v)
  the combined company will have unhedged, proven and probable mineral reserves of approximately 8.8 million gold equivalent ounces plus additional measured and indicated mineral resources of approximately 4.6 million gold equivalent ounces;

  (vi)
  the combined company will have a market capitalization of approximately Cdn$2.9 billion (based on the closing price of the IAMGold Shares and the Wheaton Shares on the TSX on April 28, 2004);

  (vii)
  the combined company will have a strong balance sheet with $295 million in cash, cash equivalents and gold bullion as at March 31, 2004 and increased operating cash flow;

  (viii)
  the combined company will have an experienced and entrepreneurial management team with significant operating experience; and

  (ix)
  the combined company will have a more diversified geographic base.

Recommendation of the IAMGold Board of Directors

        The IAMGold Board of Directors has unanimously approved the Arrangement Agreement and the terms of the Combination and unanimously recommends that the IAMGold Shareholders vote IN FAVOUR of the Share Issue Resolution, the Amendment Resolution, the Share Incentive Plan Resolution and the By-Law Resolution at the IAMGold Meeting. In recommending that the IAMGold Shareholders vote in favour of the resolutions relating to the Combination, the IAMGold Board of Directors considered the expected benefits of the Combination as well as the following factors:

  (i)
  the financial analysis provided by RBC to the IAMGold Board of Directors and the opinion of RBC that, as of April 28, 2004, the consideration under the Arrangement is fair from a financial point of view to IAMGold;

  (ii)
  the Combination is expected to result in increased share trading liquidity for the current IAMGold Shareholders;

  (iii)
  the Combination will provide IAMGold Shareholders with the benefit of an immediate increase in cash flow from Wheaton's three operating assets; and

  (iv)
  under the terms of the Arrangement Agreement, the IAMGold Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to IAMGold Shareholders or enter into an agreement in respect of a Superior Proposal (see "The Arrangement Agreement — Non-Solicitation").

        In reaching its determination, the IAMGold Board of Directors also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of IAMGold and Wheaton on both a historical and pro forma basis; (ii) information with respect to the assets and properties of IAMGold and Wheaton; (iii) historical information regarding the trading prices of the IAMGold Shares and the Wheaton Shares; (iv) the other terms of the Arrangement, including the structure of the Combination; and (v) the risks associated with the completion of the Arrangement.

        This discussion of the information and factors considered and given weight by the IAMGold Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the IAMGold Board of Directors. In reaching the determination to approve and recommend the resolutions relating to the Combination, the IAMGold Board of Directors did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Recommendation of the Wheaton Board of Directors

        The Wheaton Board of Directors has unanimously approved the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that the Wheaton Shareholders vote IN FAVOUR of the Arrangement Resolution at the Wheaton Meeting. Frank Giustra and Neil Woodyer declared their interests as a result of their respective positions with Endeavour Financial and abstained from voting in respect of approving the terms of the Arrangement Agreement and the Plan of Arrangement. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination — Wheaton". In recommending that the Wheaton Shareholders vote in favour of such resolution, the Wheaton Board of Directors considered the expected benefits of the Combination as well as the following factors:

  (i)
  the financial analysis provided by GMP to the Wheaton Board of Directors and the opinion of GMP that, as of April 28, 2004, the Exchange Ratio is fair, from a financial point of view, to Wheaton and the Wheaton Shareholders;

  (ii)
  the Exchange Ratio implies a price of Cdn$5.14 for each Wheaton Share, representing a 22% premium over the five-day average closing price of the Wheaton Shares on the TSX ending on March 30, 2004, the last trading day prior to the public announcement of the Combination;

  (iii)
  pursuant to the Arrangement, Wheaton Shareholders will receive their consideration in the form of IAMGold Shares and, as a result, will continue to have an investment in the gold mining industry through the combined company;

  (iv)
  for Canadian federal income tax purposes, Wheaton Shareholders who hold their Wheaton Shares as capital property generally will be able to exchange their Wheaton Shares for IAMGold Shares under the Arrangement on a tax-deferred basis under the ITA (see "Canadian Federal Income Tax Considerations");

  (v)
  for United States federal income tax purposes, generally a United States holder of Wheaton Shares who acquired Wheaton Shares after 1997 will not recognize a gain or loss on the exchange of Wheaton Shares for IAMGold Shares (see "Certain United States Federal Income Tax Considerations"); and

  (vi)
  under the terms of the Arrangement Agreement, the Wheaton Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to Wheaton Shareholders or enter into an agreement in respect of a Superior Proposal (see "The Arrangement Agreement — Non-Solicitation").

        In reaching its determination, the Wheaton Board of Directors also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of IAMGOLD and Wheaton on both a historical and pro forma basis; (ii) information with respect to the assets and properties of IAMGOLD and Wheaton; (iii) historical information regarding the trading prices of the IAMGOLD Shares and the Wheaton Shares; (iv) the other terms of the Arrangement, including the structure of the Combination; (v) the judicial and regulatory approval requirements in connection with the Arrangement, including approval by the Court; (vi) the availability of Dissent Rights; and (vii) the risks associated with the completion of the Arrangement.

        This discussion of the information and factors considered and given weight by the Wheaton Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Wheaton Board of Directors. In reaching the determination to approve and recommend the Arrangement Resolution, the Wheaton Board of Directors did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Fairness Opinions

IAMGold

        On April 13, 2004, RBC delivered its verbal opinion to the IAMGold Board of Directors to the effect that, as of such date, the consideration under the Arrangement was fair from a financial point of view to IAMGold, subject to the completion of due diligence. RBC subsequently delivered the RBC Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of April 28, 2004, the consideration under the Arrangement is fair from a financial point of view to IAMGold.

        The complete text of the RBC Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Exhibit H. The RBC Fairness Opinion addresses only the fairness of consideration under the Arrangement from a financial point of view and is not and should not be construed as a valuation of IAMGold, Wheaton or any of their respective assets or securities or a recommendation to any IAMGold Shareholder as to whether to vote in favour of the resolutions relating to the Arrangement. IAMGold Shareholders are urged to, and should, read the RBC Fairness Opinion in its entirety.

        Neither RBC nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of IAMGold, Wheaton or any of their respective associates or affiliates.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of IAMGold and Wheaton or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In addition, as an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to IAMGold, Wheaton, or the Arrangement.

        RBC was entitled to be paid a fee upon delivery of the fairness opinion to the IAMGold Board of Directors.

        In connection with rendering its opinion, RBC reviewed and relied upon, or carried out, among other things, the following: (i) the audited annual financial statements, annual reports, quarterly reports and annual information forms for each of the three consecutive fiscal years ended December 31, 2003 of IAMGold and Wheaton; (ii) the short form prospectus of Wheaton dated October 6, 2003, and the due diligence report prepared by the underwriters' legal counsel with respect to the issue of Wheaton Shares and Wheaton Warrants pursuant to such prospectus; (iii) public information relating to the business, operations, financial performance and stock trading history of IAMGold and Wheaton; (iv) the letter agreement dated March 30, 2004 between IAMGold and Wheaton, as amended on April 6, 2004 and April 13, 2004; (v) a draft Arrangement Agreement, in substantially final form; (vi) discussions with management of Wheaton regarding analysis of past, and expectations of future, performance, business operations and financial condition of Wheaton; (vii) discussions with management of IAMGold and Wheaton regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of, the transaction; (viii) financial models provided by the management of each of IAMGold and Wheaton; (ix) discussions with the management of IAMGold and Wheaton with respect to the underlying assumptions of the financial models provided by each of IAMGold and Wheaton; (x) information from physical visits to the mines during which there was an opportunity to meet on-site management; (xi) information with respect to other transactions of a comparable nature that it considered relevant; (xii) information with respect to the trading value of public companies that it considered relevant; (xiii) a letter of representation as to certain factual matters provided by senior officers of Wheaton; and (xiv) such other information, investigations and analyses as it considered appropriate in the circumstances.

        The RBC Fairness Opinion states that RBC has not, to the best of its knowledge, been denied access by Wheaton or IAMGold to any information requested by RBC. As the auditors of Wheaton declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Wheaton and the reports of the auditors thereon.

        The RBC Fairness Opinion states that RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of IAMGold or Wheaton, as the case may be, and their consultants and advisors (collectively the "Information"). It also assumed that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference herein with respect to IAMGold, Wheaton and their respective subsidiaries and affiliates and the Arrangement is accurate in all material respects. The RBC Fairness Opinion is conditional upon such completeness, accuracy and fair representation of the Information. Subject to the exercise of professional judgment and except as described in the RBC Fairness Opinion, RBC did not attempt to verify independently the completeness, accuracy, or fair presentation of any such Information. Subject to the exercise of professional judgment and except as described in the RBC Fairness Opinion, RBC did not attempt to verify independently the completeness, accuracy or fair presentation of any such Information.

        Senior officers of IAMGold have represented to RBC, among other things, that (i) the Information with respect to IAMGold or the Arrangement provided to it by or on behalf of IAMGold was complete, true and correct in all material respects at the date the Information was provided to RBC, and did not and does not contain any untrue statement of a material fact in respect of IAMGold, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of IAMGold, its subsidiaries or the Arrangement necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made (senior officers of Wheaton made similar representations in respect of Wheaton to RBC), and (ii) since the dates on which such Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of IAMGold or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the RBC Fairness Opinion.

        The RBC Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of Wheaton and IAMGold and their respective subsidiaries and affiliates as they were reflected in the Information and as they were represented to RBC in discussions with management of IAMGold and Wheaton. In its analyses and in connection with the preparation of its opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the transaction.

Wheaton

        On March 29, 2004, GMP delivered its verbal opinion to the Wheaton Board of Directors to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to Wheaton and the Wheaton Shareholders. GMP subsequently delivered the GMP Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of April 28, 2004, the Exchange Ratio was fair, from a financial point of view, to Wheaton and the Wheaton Shareholders.

        The complete text of the GMP Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Exhibit I. The GMP Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of IAMGold, Wheaton or any of their respective assets or securities or a recommendation to any Wheaton Shareholder as to whether to vote in favour of the Arrangement Resolution. Wheaton Shareholders are urged to, and should, read the GMP Fairness Opinion in its entirety.

        GMP is not an insider, associate or affiliate of IAMGold or Wheaton and is not an advisor to any person or company other than to Wheaton with respect to the Arrangement.

        GMP has acted as both financial advisor and underwriter to Wheaton on four separate occasions beginning in the spring of 2002. The most recent transaction for which GMP acted as lead underwriter to Wheaton was the October 2003 equity financing in which GMP raised gross proceeds of Cdn$120 million. In August 2003, GMP acted as lead underwriter to Wheaton raising gross proceeds of Cdn$100 million. GMP also acted as co-lead underwriter to Wheaton in February 2003, when Wheaton closed a financing raising gross proceeds of Cdn$333 million in order to complete the acquisition of Rio Tinto's 25% interest in the Bajo de la Alumbrera mine in Argentina and 100% of the Peak mine in Australia. In May 2002, GMP acted both as the lead underwriter and the financial advisor for Wheaton's acquisition of Minas Luismin, S.A de C.V. in Mexico, raising gross proceeds of Cdn$126.5 million.

        GMP acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of IAMGold and Wheaton and, from time to time, has executed or may execute transactions on behalf of IAMGold and Wheaton for which it receives compensation. In addition, as an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including IAMGold and Wheaton and their securities.

        Upon the successful completion of the Combination, GMP will be paid a fee for its services as financial advisor.

        In connection with rendering its opinion, GMP reviewed and relied upon, among other things, the following: (i) the audited financial statements of Wheaton as at and for the years ended December 31, 2003 and 2002; (ii) the audited financial statements of IAMGold as at and for the years ended December 31, 2003 and 2002; (iii) public information relating to the business, operations, financial performance and stock trading history of Wheaton and IAMGold and other selected public companies considered by GMP to be relevant; (iv) press releases issued by Wheaton and IAMGold; (v) public filings submitted by Wheaton and IAMGold to securities commissions or similar regulatory authorities in Canada; (vi) public information with respect to other transactions of a comparable nature considered by GMP to be relevant; (vii) discussions with senior officers and directors of Wheaton; (viii) other such corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances; and (ix) the letter agreement dated March 30, 2004 between Wheaton and IAMGold, as amended on April 6, 2004 and April 13, 2004.

        The GMP Fairness Opinion states that GMP has not, to the best of its knowledge, been denied access by Wheaton to any information requested in the course of the preparation of its opinion. With respect to IAMGold, GMP has relied only on publicly available information.

        The GMP Fairness Opinion states that GMP has relied upon the completeness, accuracy and fair representation of all of the financial and other information, data, advice, opinion or representations (collectively the "Information") obtained by it from public sources, senior management of Wheaton and their consultants and advisors. The GMP Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such information. Subject to the exercise of professional judgment and except as expressly described in the GMP Fairness Opinion, GMP did not attempt to verify independently the completeness, accuracy or fair presentation of any of the Information relating to Wheaton or the Arrangement. Senior officers of Wheaton have represented to GMP, among other things, that the Information provided to it by or on behalf of Wheaton was complete, true and correct in all material respects, at the date the Information was provided to GMP and that since the date on which the Information was provided to GMP, there has been no material change that renders, or could reasonably be expected to render any of that Information untrue or misleading in any material respect.

        The GMP Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise of Wheaton and its subsidiaries and affiliates, as was reflected in the Information and as they were represented to GMP in discussions with management of Wheaton. In its analyses and in connection with the preparation of its opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or any party involved in the Combination.

Support of IAMGold and Wheaton Directors and Officers

IAMGold

        Each of the directors of IAMGold and the Chief Financial Officer of IAMGold has agreed:

  (i)
  to vote or cause to be voted the IAMGold Shares beneficially owned by him or over which he exercises control or direction in favour of the Share Issue Resolution, the Amendment Resolution and the Share Incentive Plan Resolution;

  (ii)
  except as permitted by the Arrangement Agreement, not to solicit, initiate, encourage or engage in or respond to any Acquisition Proposal or take any other action that would or could cause IAMGold to fail to comply with any of its covenants or obligations under the Arrangement Agreement; and

  (iii)
  not to sell, transfer, option or otherwise dispose of any IAMGold Shares beneficially owned by him or over which he exercises control or direction.

        The obligations of the directors of IAMGold and the Chief Financial Officer of IAMGold set out above will automatically terminate if the Arrangement Agreement is terminated in accordance with its terms.

        The directors and the Chief Financial Officer of IAMGold collectively beneficially own and exercise control or direction over an aggregate of 11,079,540 IAMGold Shares, representing approximately 7.6% of the IAMGold Shares outstanding.

Wheaton

        Each of the directors of Wheaton and the Executive Vice President and Chief Financial Officer of Wheaton has agreed:

  (i)
  to vote or cause to be voted the Wheaton Shares beneficially owned by him or over which he exercises control or direction in favour of the Arrangement Resolution;

  (ii)
  except as permitted by the Arrangement Agreement, not to solicit, initiate, encourage or engage in or respond to any Acquisition Proposal or take any other action that would or could cause Wheaton to fail to comply with any of its covenants or obligations under the Arrangement Agreement; and

  (iii)
  not to sell, transfer, option or otherwise dispose of any Wheaton Shares beneficially owned by him or over which he exercises control or direction.

        The obligations of the directors of Wheaton and the Executive Vice President and Chief Financial Officer of Wheaton set out above will automatically terminate if the Arrangement Agreement is terminated in accordance with its terms.

        The directors and the Executive Vice President and Chief Financial Officer of Wheaton collectively beneficially own and exercise control or direction over an aggregate of 3,913,705 Wheaton Shares, representing approximately 0.7% of the Wheaton Shares outstanding.

Court Approval and Completion of the Arrangement

        The Arrangement requires the approval of the Wheaton Shareholders at the Wheaton Meeting and approval by the Court. Prior to the mailing of this Circular, Wheaton obtained the Interim Order providing for the calling and holding of the Wheaton Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for the Final Order is attached as Exhibit A-l and A-2, respectively, to this Circular.

        Subject to the approval of the Arrangement Resolution by the Wheaton Shareholders at the Wheaton Meeting, the hearing in respect of the Final Order is scheduled to take place on June 11, 2004 at 10:00 a.m. (Toronto time) or shortly thereafter in the Court at 393 University Avenue, Toronto, Ontario. All Wheaton Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming that the Final Order is granted and the other conditions in respect of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.

        It is currently anticipated that the Effective Date will be on or about June 15, 2004.

Exchange Procedures

        At or promptly after the Effective Time, IAMGold will deposit with the Depositary or otherwise make available certificates representing the number of IAMGold Shares required to be issued to the Wheaton Shareholders in connection with the Arrangement. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Wheaton Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of IAMGold Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate will be cancelled.

        In the event of a transfer of ownership of Wheaton Shares that is not registered in the transfer records of Wheaton, a certificate representing the proper number of IAMGold Shares may be issued to the transferee if the certificate representing such Wheaton Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

        Until surrendered, each certificate which immediately prior to the Effective Time represented Wheaton Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing IAMGold Shares that the holder thereof has the right to receive in respect of the certificate pursuant to the Plan of Arrangement.

        No fractional IAMGold Shares will be issued to Wheaton Shareholders upon the surrender of Wheaton Shares for exchange. Each Wheaton Shareholder otherwise entitled to receive a fractional interest in an IAMGold Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole IAMGold Shares representing an accumulation of all fractional interests in IAMGold Shares to which all Wheaton Shareholders would otherwise be entitled.

        If any certificate that immediately prior to the Effective Time represented outstanding Wheaton Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing IAMGold Shares deliverable in respect thereof in accordance with such holder's Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing IAMGold Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to IAMGold, the Depositary and Computershare in such amount as IAMGold, the Depositary and Computershare may direct or otherwise indemnify IAMGold, the Depositary and Computershare in a manner satisfactory to IAMGold, the Depositary and Computershare against any claim that may be made against IAMGold, the Depositary or Computershare with respect to the certificate alleged to have been lost, stolen or destroyed.

        No dividends or other distributions declared or made after the Effective Time with respect to IAMGold Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding Wheaton Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing IAMGold Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such IAMGold Shares.

        IAMGold and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of Wheaton Shares or IAMGold Shares such amounts as IAMGold or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

        To the extent that a Wheaton Shareholder has not surrendered the certificates representing the Wheaton Shares held by such Wheaton Shareholder on or before the date which is six years after the Effective Date (the "final proscription date"), then the IAMGold Shares which such Wheaton Shareholder was entitled to receive will be delivered to IAMGold by the Depositary for cancellation and will be cancelled by IAMGold, and the interest of the Wheaton Shareholder in such IAMGold Shares will be terminated as of such final proscription date.

Description of Plan of Arrangement

        Subject to the conditions in the Arrangement Agreement being satisfied or waived, Wheaton will apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 182 of the OBCA. In connection with the Arrangement, among other things, Wheaton and IAMGold Subco will amalgamate under the OBCA and each Wheaton Shareholder (other than a registered Wheaton Shareholder who exercises Dissent Rights) will be entitled to receive IAMGold Shares in exchange for the Wheaton Shares held by such Wheaton Shareholder on the basis of 0.55 of an IAMGold Share for each Wheaton Share held by such Wheaton Shareholder, all pursuant to the provisions of the Plan of Arrangement. The rights attaching to the IAMGold Shares are described under "Description of Share Capital" in Exhibit B to this Circular.

        At the Effective Time, subject to the provisions of the Plan of Arrangement, the following will occur without any further act or formality:

  (a)
  Wheaton and IAMGold Subco will amalgamate under the OBCA;

  (b)
  all Wheaton Shares held by IAMGold Subco will be cancelled without any repayment of capital in respect thereof;

  (c)
  each Wheaton Share (except for those in respect of which Dissent Rights are exercised) will be exchanged for 0.55 of an IAMGold Share and will thereafter be cancelled without any repayment of capital in respect thereof;

  (d)
  each holder of a Wheaton Option or a Wheaton Warrant will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Shares to which such holder was theretofore entitled upon such exercise; and

  (e)
  each common share of IAMGold Subco will be exchanged for one common share of Amalco.

        No fractional IAMGold Shares will be issued to Wheaton Shareholders upon the surrender of Wheaton Shares for exchange. Each Wheaton Shareholder otherwise entitled to receive a fractional interest in an IAMGold Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole IAMGold Shares representing an accumulation of all fractional interests in IAMGold Shares to which Wheaton Shareholders would otherwise be entitled.

        Assuming that there are 568,210,638 Wheaton Shares outstanding as at the Effective Time (which assumes that no Wheaton Options or Wheaton Warrants are exercised prior to such time) and that no Wheaton Shareholder exercises Dissent Rights, IAMGold will issue approximately 312,515,851 IAMGold Shares upon the completion of the Arrangement (not including IAMGold Shares issuable upon the subsequent exercise of Wheaton Options and Wheaton Warrants). Based upon the foregoing assumptions, upon the completion of the Arrangement, former Wheaton Shareholders will own approximately 68% of the then outstanding common shares of Axiom Gold and IAMGold Shareholders will own approximately 32% of the then outstanding common shares of Axiom Gold, on a non-diluted basis, and former Wheaton securityholders will own approximately 74% of the then outstanding common shares of Axiom Gold and former IAMGold securityholders will own approximately 26% of the then outstanding common shares of Axiom Gold, on a fully diluted basis.

THE ARRANGEMENT AGREEMENT

        The following is a description of the material terms and conditions of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, is attached as Exhibit G to this Circular. Shareholders are encouraged to read the Arrangement Agreement in its entirety.

General

        The Arrangement Agreement is dated as of April 23, 2004, as amended and restated as of April 29, 2004, and is made among IAMGold, Wheaton and IAMGold Subco. The Arrangement Agreement provides for the combination of the businesses of IAMGold and Wheaton by way of a plan of arrangement effected under the provisions of the OBCA.

Exchange Ratio

        Under the Arrangement, Wheaton will amalgamate with IAMGold Subco, a newly-formed, wholly-owned subsidiary of IAMGold, and each holder of Wheaton Shares will be entitled to receive 0.55 of an IAMGold Share for each Wheaton Share on the terms set out in the Plan of Arrangement.

Treatment of Wheaton Warrants and Wheaton Options

        The Arrangement Agreement and the Plan of Arrangement provide that each holder of a Wheaton Option or a Wheaton Warrant will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of Wheaton Shares otherwise issuable upon such exercise, the number of IAMGold Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Shares to which such holder was theretofore entitled upon such exercise. The Wheaton Board of Directors has amended the terms of the Wheaton Share Option Plan to provide for the foregoing in respect of the Wheaton Options. IAMGold has agreed to execute and deliver a supplemental indenture to Wheaton's existing warrant indentures to assume the obligations of Wheaton in respect of the Wheaton Warrants.

        Based on the number of Wheaton Warrants and Wheaton Options outstanding on April 28, 2004, upon completion of the Arrangement, holders of Wheaton Warrants will be entitled to purchase an aggregate of approximately 97,168,510 IAMGold Shares as further described in the table below, and holders of Wheaton Options will be entitled to purchase an aggregate of approximately 13,164,888 IAMGold Shares at prices ranging from Cdn$1.04 to Cdn$7.13 with the latest expiry date being February 10, 2009.

        The following table sets out information regarding the three series of Wheaton Warrants which are outstanding, both before and after giving effect to the Arrangement:

				After Giving Effect to the Arrangement
	Before Giving Effect to the Arrangement
							Effective Exercise Price per IAMGold Share
Series	Exchange Basis	Exercise Price per Wheaton Share	Expiry Date	Exchange Basis	Exercise Price per 0.55 of an IAMGold Share			Expiry Date
2002 Wheaton Warrants	1 Wheaton Share	Cdn$1.65	May 30, 2007	0.55 of an IAMGold Share	Cdn$	1.65	Cdn$3.00	May 30, 2007
Series "A" Wheaton Warrants	1 Wheaton Share	Cdn$1.65	May 30, 2007	0.55 of an IAMGold Share	Cdn$	1.65	Cdn$3.00	May 30, 2007
Series "B" Wheaton Warrants	1 Wheaton Share	Cdn$3.10	August 25, 2008	0.55 of an IAMGold Share	Cdn$	3.10	Cdn$5.64	August 25, 2008

Representations and Warranties

        The Arrangement Agreement contains various representations and warranties of IAMGold to Wheaton with respect to IAMGold, the IAMGold Subsidiaries and, in most cases to the knowledge of IAMGold, with respect to the IAMGold Significant Interest Companies and of Wheaton to IAMGold with respect to Wheaton, the Wheaton Subsidiaries and, in most cases to the knowledge of Wheaton, with respect to the Wheaton Significant Interest Companies. These representations and warranties relate to, among other things: (a) their corporate organization, existence and similar corporate matters; (b) their capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement; (d) the execution and delivery of the Arrangement Agreement and consummation of the transactions contemplated thereby not (i) resulting in a violation or breach of, or requiring any consent or giving rise to a right of termination under, their articles or by-laws, any law, regulation, order, judgment or decree or any contract, agreement, licence or permit, (ii) giving rise to any right or termination or acceleration of indebtedness, (iii) resulting in the imposition of any encumbrance on their assets, or (iv) except as disclosed, resulting in payments becoming due to any of their directors or officers, which in any case would, individually or in the aggregate, have a Material Adverse Effect on IAMGold or Wheaton, as the case may be; (e) consents required; (f) directors' approvals; (g) there being no default under, or any event, condition or occurrence which, after notice or lapse of time or both, would constitute a default under any contract, agreement or licence which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton or IAMGold, as the case may be; (h) except as disclosed, since December 31, 2003, their having conducted business in the ordinary and regular course of business consistent with past practice; (i) employment and labour matters; (j) the audited consolidated financial statements for the financial years ended December 31, 2003 and 2002 having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (k) completeness and accuracy of financial and corporate books and records; (l) the absence of litigation; (m) title to properties and condition of assets; (n) insurance matters; (o) environmental matters; (p) the filing of tax returns, the payment of taxes and other tax matters; (q) intellectual property; (r) pension and employee benefits; (s) reporting issuer and listing status; (t) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (u) compliance with applicable laws; (v) there being no option on assets; (w) absence of non-competition agreements; (x) foreign private issuer and investment company status; (y) certain securities law matters; (z) providing full disclosure; and (aa) U.S. tax matters.

Covenants

        Until the Effective Date or the date upon which the Arrangement Agreement is terminated, each of IAMGold and Wheaton is required to, and to cause its subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, other than in connection with the IAMGold Permitted Transactions and the Wheaton Permitted Transactions. In addition, each of IAMGold and Wheaton is required (except as contemplated by the Arrangement Agreement or as disclosed to the other party in writing or the other party may agree in writing) to, and to cause its subsidiaries to, among other things:

  (a)
  not directly or indirectly do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares other than the issuance of shares pursuant to options to acquire such shares existing at the date of the Arrangement Agreement;

  (ii)
  other than in the ordinary and regular course of business consistent with past practice in certain cases or pursuant to obligations under existing contracts, sell, lease or otherwise dispose of material property or assets or enter into any agreement or commitment in respect thereof;

  (iii)
  amend or propose to amend its articles or by-laws or the terms of outstanding warrants or options;

  (iv)
  split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution (in cash, securities, property or otherwise) with respect to its shares;

  (v)
  redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments;

  (vi)
  reorganize, amalgamate or merge with any person;

    (vii)
    acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

    (viii)
    (A)  satisfy or settle any claims or disputes which are, individually or in the aggregate, in excess of a specified amount;

    (B)
    relinquish any contractual rights which are, individually or in the aggregate, in excess of a specified amount; or

    (C)
    enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments, other than in the ordinary and regular course of business and not for speculative purposes;

    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

    (x)
    except as required by Canadian and United States generally accepted accounting principles or applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices;

  (b)
  other than pursuant to existing employment arrangements, enter into or modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, benefits, incentive compensation, severance or termination pay to, or make any loan to, any officer or director of IAMGold or Wheaton, as the case may be;

  (c)
  use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

  (d)
  not take any action that would interfere with or be inconsistent with the completion of the Arrangement or would render, or reasonably may be expected to render, any of its representations or warranties in the Arrangement Agreement untrue and promptly notify the other party of:

  (i)
  any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect;

  (ii)
  any material complaint, investigation or hearing;

  (iii)
  any breach of a covenant in the Arrangement Agreement; or

  (iv)
  any event that would render any representation or warranty contained in the Arrangement Agreement untrue or inaccurate in any material respect;

  (e)
  not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

  (f)
  use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations under the Arrangement Agreement and to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under applicable laws to complete the Arrangement; not take any action, refrain from taking action or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated by the Arrangement Agreement or which would or could have a Material Adverse Effect; in all material respects, conduct itself so as to keep the other party fully informed; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement; and use commercially reasonable efforts to conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date;

  (g)
  make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status; and

  (h)
  deliver title opinions in respect of the IAMGold Principal Properties and the Wheaton Principal Properties, respectively.

Conditions to the Combination

        The obligations of IAMGold and Wheaton to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others, (i) the Arrangement Resolution having been approved as required by the Wheaton Shareholders at the Wheaton Meeting; (ii) the Share Issue Resolution having been approved as required by the IAMGold Shareholders at the IAMGold Meeting; (iii) the Final Order having been granted by the Court; (iv) there not being any law, ruling, order or decree and no action having been taken by any governmental entity or regulatory authority that restrains or prohibits the Arrangement or results or could result in a judgment relating to the Arrangement which is or could have a Material Adverse Effect on IAMGold or Wheaton; (v) the TSX and AMEX having conditionally approved the listing of the IAMGold Shares to be issued pursuant to the Arrangement, including the IAMGold Shares issuable upon exercise of the Wheaton Warrants and the Wheaton Options; (vi) certain regulatory, third person and other consents and approvals having been obtained; (vii) holders of no greater than 3% of the outstanding Wheaton Shares having dissented in respect of the Arrangement Resolution; and (viii) Wheaton having received an opinion of U.S. tax counsel to Wheaton, dated the Effective Date, that the Arrangement will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for certain eligible Wheaton Shareholders.

        The obligations of IAMGold to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the representations and warranties of Wheaton under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate in the reasonable judgment of IAMGold have a Material Adverse Effect on Wheaton; (ii) Wheaton having complied in all material respects with its covenants in the Arrangement Agreement; and (iii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Wheaton.

        The obligations of Wheaton to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others, (i) the Amendment Resolution having been approved by the IAMGold Shareholders at the IAMGold Meeting; (ii) the election, conditional on the Combination becoming effective, of the current eight directors of Wheaton as directors of IAMGold having been approved by IAMGold Shareholders at the IAMGold Meeting, provided that, if this is not approved, IAMGold shall have increased the IAMGold Board of Directors to the maximum number permitted under its articles and ensured that, as of the Effective Date, 50% in number of the directors of IAMGold are acceptable to Wheaton; (iii) the representations and warranties of IAMGold under the Arrangement Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate have a Material Adverse Effect on IAMGold; (iv) IAMGold having complied in all material respects with its covenants in the Arrangement Agreement; (v) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on IAMGold; (vi) certain management having been appointed and a management committee consisting of certain named members having been constituted at IAMGold; and (vii) the name of IAMGold having been changed to "Axiom Gold Corporation" or such other name as the parties may mutually agree upon.

        The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

Amendment and Waiver

        The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the IAMGold Meeting or the Wheaton Meeting, but not later than the Effective Date, without, subject to applicable law, further notice to or authorization on the part of the IAMGold Shareholders or the Wheaton Shareholders and any such amendment may, subject to applicable law or the Interim Order, without limitation, (i) change the time for performance of any of the obligations or acts of the parties, (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or any document delivered pursuant to the Arrangement Agreement, (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the parties, and (iv) waive compliance with or modify any condition contained in the Arrangement Agreement (except that the terms of section 3.01 of the Plan of Arrangement, which provides for, among other things, the Exchange Ratio, cannot be amended without the approval of Wheaton Shareholders). If IAMGold or Wheaton, as the case may be, proposes any amendment to the Arrangement Agreement or the Plan of Arrangement, the other must consider such amendment and, if it and its shareholders are not prejudiced by reason of such amendment, it is required to cooperate in ensuring that such amendment can be effected subject to applicable law and the rights of Wheaton Shareholders.

Non-Solicitation

        Pursuant to the Arrangement Agreement, IAMGold and Wheaton have agreed that they will not, directly or indirectly, through any officer, director employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise: (a) solicit or initiate any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (c) withdraw or modify in a manner materially adverse to the other of them the approval of its directors of the Arrangement; (d) agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal in respect of it; or (e) enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal in respect of it. Notwithstanding the foregoing, nothing will prevent or restrict the directors of IAMGold or Wheaton, as the case may be, (the "Target Party") from considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or from considering, negotiating, approving or recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal, in accordance with the terms of the Arrangement Agreement. Each of IAMGold and Wheaton must within 48 hours notify the other of them (the "Non-Target Party") of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

Superior Proposals

        Until the later of the Completion Deadline and the date on which any amount required to be paid by the Target Party pursuant to the Arrangement Agreement has actually been received by the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (a) the Target Party has provided the Non-Target Party with a copy of the documents containing such Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received a copy of such Acquisition Proposal, and the Non-Target Party has not within such five Business Day period agreed to at least match the value per common share of the Target Party of such Superior Proposal determined in each case as of such later date by the directors of the Target Party in good faith.

Termination and Termination Fees

        The Arrangement Agreement may be terminated at any time prior to the closing date in respect of the Arrangement:

  (a)
  by the mutual consent of the parties;

  (b)
  by either party if:

  (i)
  a mutual condition or a condition in its favour is not satisfied; or

  (ii)
  the Effective Date is not on or before the Completion Deadline;

  (c)
  by IAMGold or IAMGold Subco if:

  (i)
  there is a Superior Proposal in respect of Wheaton and the directors of Wheaton withdraw or modify in a manner adverse to IAMGold their approval or recommendation of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

  (ii)
  the IAMGold Meeting is held and completed and the IAMGold Shareholders do not approve the Share Issue Resolution;

  (iii)
  the Wheaton Meeting is held and completed and the Wheaton Shareholders do not approve the Arrangement Resolution; or

  (iv)
  it determines that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal; or

  (d)
  by Wheaton if:

  (i)
  there is a Superior Proposal in respect of IAMGold and the directors of IAMGold withdraw or modify in a manner adverse to Wheaton their approval of the Arrangement or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

  (ii)
  the Wheaton Meeting is held and completed and the Wheaton Shareholders do not approve the Arrangement Resolution;

  (iii)
  the IAMGold Meeting is held and completed and the IAMGold Shareholders do not approve the Amendment Resolution; or

  (iv)
  it determines that an Acquisition Proposal in respect of Wheaton constitutes a Superior Proposal.

        If either IAMGold or Wheaton terminates the Arrangement Agreement in connection with a Superior Proposal or the failure of the other of them to take certain actions in connection with the Wheaton Meeting and the IAMGold Meeting, respectively, (each, a "Triggering Event"), then either IAMGold or Wheaton, as the case may be, shall pay the other an amount in cash equal to 3% of the market capitalization of the party participating in the Triggering Event determined as of the close of business on the last Business Day prior to the date on which the Triggering Event occurred in immediately available funds. Such payment shall be made within five Business Days following termination of the Arrangement Agreement. In addition, if an Acquisition Proposal is made to the IAMGold or Wheaton shareholders generally or made known to the IAMGold or Wheaton shareholders generally, is not withdrawn by the time of the IAMGold Meeting or the Wheaton Meeting and the IAMGold or Wheaton shareholders, as the case may be, do not approve the Arrangement Resolution, then the foregoing payment is also payable if IAMGold or Wheaton, as the case may be, completes the Acquisition Proposal within nine months of the termination of the Arrangement Agreement.

Expenses of the Combination

        The Arrangement Agreement provides that each of IAMGold and Wheaton is to pay its own expenses incurred in connection therewith and the completion of the transactions contemplated thereby.

REGULATORY MATTERS

Brazilian Anti-Trust Law

        Under Brazilian Law No. 8,884, enacted on June 11, 1994, certain merger and acquisition transactions are subject to the review of the Brazilian Antitrust System which is composed of (i) the Secretariat of Economic Monitoring — SEAE, which is the body that is responsible to the Ministry of Finance, (ii) the Secretariat of Economic Law — SDE, which is the body that is responsible to the Ministry of Justice, and (iii) the Administrative Council for Economic Defense — CADE, which is the body that will render the final approval.

        A filing was submitted to the Brazilian antitrust authorities on April 19, 2004 in respect of the Combination.

Argentine Anti-Trust Law

        Under Argentine Competition Defense Law No. 25,156, certain merger and acquisition transactions are subject to notification to, and approval by, the Competition Defense Commission (the "Commission"). A consultative opinion will be filed with the Commission requesting a ruling as to whether the Combination qualifies as a transaction that requires a notification to, and approval by, the Commission. A formal notification regarding the Combination may be submitted to the Commission based on the ruling provided by the Commission.

Mexican Anti-Trust Law

        Under the Mexican Antitrust Law, certain merger and acquisition transactions are subject to notification to the Federal Antitrust Commission (the "Antitrust Commission"). The Antitrust Commission, within 45 calendar days following the notification, may object to the Combination. This period may be extended if any additional information is requested by the Antitrust Commission about the parties involved in the Combination or about the process of the Combination. In the event that no objection is raised within this period, the Antitrust Commission will be deemed to have not objected. In certain cases, the Chairman of the Antitrust Commission may extend the applicable review period up to an additional 60 days.

        A filing will be submitted to the Antitrust Commission in respect of the Combination.

Australian Foreign Investment Review Board

        Under the Foreign Acquisitions and Takeovers Act 1975 (Cth), certain proposed acquisitions of interests in Australian companies by foreign persons or corporations must be notified to, and approval obtained from, the Foreign Investment Review Board (the "FIRB"). This includes acquisitions of Australian entities which operate in the mining industry or have an interest in Australian urban land. Peak Gold Mines Pty Ltd., an Australian subsidiary of Wheaton, satisfies both these tests and notification to and approval from the FIRB is required.

        A filing will be submitted to the FIRB in respect of the Combination.

Issue and Resale of IAMGold Shares

Canada

        The issue of the IAMGold Shares in connection with the Arrangement will be exempt from the prospectus and registration requirements of the securities legislation of the provinces and territories of Canada, subject, in the case of the Province of Québec, to the receipt of regulatory approval.

        The first trade of IAMGold Shares issued to a Wheaton Shareholder in connection with the Arrangement will not be subject to any restricted or hold period in Canada if: (i) at the time of such first trade, IAMGold is a reporting issuer or the equivalent under the legislation of certain prescribed jurisdictions in Canada (IAMGold currently being a reporting issuer or the equivalent in all such jurisdictions); (ii) no unusual effort is made to prepare the market or to create a demand for the IAMGold Shares which are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (iv) if the seller of the securities is an insider or officer of IAMGold, the seller has no reasonable grounds to believe that IAMGold is in default of any requirement of the applicable legislation; and (v) except in the Province of

Québec, the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of IAMGold so as to affect materially the control of IAMGold (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of IAMGold being deemed, in the absence of evidence to the contrary, to affect materially the control of IAMGold).

United States

        The IAMGold Shares to be issued to holders of Wheaton Shares are not required to be, and will not be, registered under the U.S. Securities Act. Such shares will be issued in reliance upon the exemption provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general registration requirement securities issued in exchange for one or more outstanding securities where the terms and conditions of the issue and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issue of securities in exchange for other outstanding securities. See "The Combination — Court Approval and Completion of the Arrangement".

        The IAMGold Shares received in exchange for Wheaton Shares pursuant to the Arrangement will be freely transferable under U.S. federal securities laws by those shareholders not deemed to be "affiliates" of Wheaton (as that term is defined in the U.S. Securities Act). An "affiliate" of Wheaton, as defined in rules under the U.S. Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Wheaton. Any subsequent transfer of IAMGold Shares by any person who is an affiliate of Wheaton at the Effective Time will, under existing law, require either:

  •
  the registration under the U.S. Securities Act of the IAMGold Shares to be transferred;

  •
  compliance with Rule 145 under the U.S. Securities Act (permitting sales during a three month period of the greater of (i) one percent of IAMGold shares outstanding or (ii) the average weekly reported volume of trading in IAMGold securities during the four calendar weeks preceding the affiliate's filing of a Form 144 (if required) assuming IAMGold is current in filing required reports and the securities are being sold in brokers' transactions), or

  •
  the availability of another exemption from registration.

        These restrictions are expected to apply to the directors and officers of Wheaton and the holders of 10% or more of the Wheaton Shares (and to specified relatives or the spouse of the person and any trusts, estates, corporations or other entities in which the person has a 10% or greater beneficial equity interest in Wheaton).

STOCK EXCHANGE LISTINGS

        The TSX has conditionally approved the listing of the IAMGold Shares to be issued in connection with the Combination, subject to IAMGold fulfilling all of the requirements of the TSX. An application will be made to the AMEX for approval of the listing of the IAMGold Shares to be issued in connection with the Combination on the AMEX. Listing on the AMEX will be subject to IAMGold fulfilling all of the requirements of the AMEX.

        Following completion of the Combination, each series of Wheaton Warrants will continue to be listed on the TSX and the Series "A" Wheaton Warrants will continue to be listed on the AMEX, in each case as warrants of Axiom Gold.

PRICE RANGES AND TRADING VOLUMES

IAMGold

        The IAMGold Shares are listed on the TSX under the symbol "IMG" and on the AMEX under the symbol "IAG". The following table sets forth the high and low prices and trading volumes of the IAMGold Shares on the TSX and the AMEX for the periods indicated. The quotations reported are from published financial sources.

	Toronto Stock Exchange			American Stock Exchange(1)
	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
2002
First Quarter	5.77	4.01	10,474	—	—	—
Second Quarter	8.75	5.25	21,669	—	—	—
Third Quarter	7.19	4.01	12,861	—	—	—
Fourth Quarter	7.85	4.86	17,875	5.50	3.20	2,498
2003
First Quarter	8.24	5.43	47,067	5.40	3.70	11,883
Second Quarter	7.70	5.70	34,037	5.82	3.82	13,424
Third Quarter	9.00	6.40	48,017	6.65	4.64	23,088
Fourth Quarter	10.99	8.05	38,573	8.45	5.95	24,161
2004
January	9.95	8.04	14,573	7.76	6.19	5,276
February	9.78	8.51	8,088	7.43	6.40	4,858
March	9.43	8.25	23,373	7.23	6.22	7,078
April (to April 28, 2004)	8.70	6.47	97,745	6.61	4.75	23,550

(1)
The IAMGold Shares commenced trading on the AMEX on December 2, 2002.

        The closing price of the IAMGold Shares on March 30, 2004, the last trading day prior to the public announcement of the Combination, was Cdn$9.35 on the TSX and $7.20 on the AMEX.

Wheaton

        The Wheaton Shares are listed on the TSX under the symbol "WRM" and on the AMEX under the symbol "WHT". The following table sets forth the high and low prices and trading volumes of the Wheaton Shares on the TSX and the AMEX for the periods indicated. The quotations reported are from published financial sources.

	Toronto Stock Exchange			American Stock Exchange(1)
	High	Low	Volume	High	Low	Volume
	(Cdn$)	(Cdn$)	(000s)	($)	($)	(000s)
2002
First Quarter	1.07	0.58	20,122	—	—	—
Second Quarter	2.10	0.93	63,659	—	—	—
Third Quarter	1.53	0.92	56,862	—	—	—
Fourth Quarter	1.50	0.92	70,457	1.03	0.78	10,954
2003
First Quarter	1.84	1.03	173,260	1.19	0.70	65,941
Second Quarter	1.75	1.17	165,197	1.30	0.79	68,300
Third Quarter	2.89	1.65	316,198	2.15	1.10	183,710
Fourth Quarter	4.35	2.30	429,205	3.33	1.71	347,714
2004
January	4.25	3.37	127,472	3.31	2.53	32,983
February	4.05	3.32	109,100	3.08	2.47	27,073
March	4.68	3.59	213,784	3.50	2.66	38,856
April (to April 28, 2004)	4.55	3.35	230,848	3.45	2.43	122,647

(1)
The Wheaton Shares commenced trading on the AMEX on December 11, 2002.

        The closing price of the Wheaton Shares on March 30, 2004, the last trading day prior to the public announcement of the Combination, was Cdn$4.12 on the TSX and $3.14 on the AMEX.

ACCOUNTING TREATMENT

        The Combination will be accounted for as a reverse takeover purchase transaction, with Wheaton being identified as the acquirer and IAMGold as the acquiree. The accounting for the Combination as a reverse takeover is based on the combined company, Axiom Gold, being owned 68% by the existing shareholders of Wheaton and 32% by the existing shareholders of IAMGold. For a presentation of certain pro forma effects of the accounting treatment on the combined financial position and results of operations of IAMGold after giving effect to the purchase of Wheaton by IAMGold, reference is made to the pro forma condensed consolidated financial information attached as Exhibit F to this Circular.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to Wheaton Shareholders in respect of the Arrangement and the exercise of Dissent Rights as described herein. This summary applies generally to Wheaton Shareholders who, for purposes of the ITA and at all relevant times, hold their Wheaton Shares as capital property, deal at arm's length and are not affiliated with each of Wheaton, IAMGold and Amalco. The "Proposed Amendments" (as defined below) will expand the meaning of "affiliated" with respect to trusts. Affected Wheaton Shareholders should consult their own tax advisors. The Wheaton Shares should generally constitute "capital property" to a holder unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such Wheaton Shares. This summary does not apply to any holder that is a "financial institution" for purposes of the mark-to-market rules contained in the ITA.

        This summary is based upon the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposals to amend the ITA and regulations publicly announced by or on behalf of the Minister of Finance (Canada) (the "Proposed Amendments") prior to the date hereof and on counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA").

        This summary does not take into account or anticipate provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein. It has been assumed that the Proposed Amendments will be enacted in their present form and that there will be no other relevant amendment of any governing law, whether by judicial, legislative or governmental action.

        This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. It is not intended to be, and should not be construed to be, legal or tax advice to any particular Wheaton Shareholder. Accordingly, Wheaton Shareholders should consult their own tax advisers with respect to the income tax consequences to them of the Arrangement (including the exercise of Dissent Rights) under federal, provincial, territorial and other applicable tax legislation. The discussion below is qualified accordingly.

Residents of Canada

        The following portion of this summary is applicable to Wheaton Shareholders who, for the purposes of the ITA and any applicable income tax treaty, at all relevant times, are resident in Canada or are deemed to be resident in Canada (in this portion of the summary, a "Holder"). Certain Holders whose Wheaton Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making an irrevocable election in accordance with subsection 39(4) of the ITA to deem the Wheaton Shares and every "Canadian security" (as defined in the ITA) owned by such Holders to be capital property in the taxation year of the election and in all subsequent taxation years.

The Amalgamation

        Holders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the amalgamation under the Arrangement as a result of which Wheaton Shares are exchanged for IAMGold Shares. The cost of such IAMGold Shares to a Holder will be equal to the aggregate adjusted cost base of the Wheaton

Shares so exchanged for IAMGold Shares by virtue of the Arrangement. A Holder's cost of such IAMGold Shares must be averaged with the adjusted cost base of any other IAMGold Shares that may be held by the Holder at that time to determine the adjusted cost base of all of the IAMGold Shares held by the Holder.

        Under the current administrative and assessing practice of the CRA, a Holder who receives cash in an amount which does not exceed Cdn $200 in lieu of a fraction of a Wheaton Share on the amalgamation under the Arrangement may ignore the computation of any gain or loss on the partial disposition and reduce the adjusted cost base of the IAMGold Shares received on the amalgamation by the amount of such cash. In the alternative, a Holder may include the capital gain or loss arising on the disposition of the fractional share in the computation of that Holder's income.

Dissenting Shareholders

        Holders who intend to dissent should consult their own tax advisors with respect to the tax treatment of payments received as a result of the exercise of Dissent Rights described under "Dissenting Shareholders' Rights". Under the current published administrative practices of the CRA, a Holder who receives a cash payment (other than the portion of such proceeds attributable to interest) from Amalco in respect of the fair value of Wheaton Shares as a result of the exercise of Dissent Rights will be considered to have disposed of such Wheaton Shares for proceeds of disposition equal to the cash proceeds received. Such a Holder will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Wheaton Shares to the Dissenting Shareholder and any reasonable costs of disposition.

        One-half of any capital gain (a "taxable capital gain") realized by a Holder will be included in the Holder's income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized by a Holder must be deducted by the Holder against taxable Capital gains in computing the Holder's income for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net capital gains in those other years to the extent and in the circumstances prescribed in the ITA.

        Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the ITA. A Holder that is throughout the relevant taxation year a Canadian-controlled private corporation (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

        If the Holder is a corporation, the amount of any capital loss arising on a disposition or deemed disposition of any share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares. Dissenting Shareholders to whom these rules may be relevant should consult their own tax advisors.

        A Dissenting Shareholder who receives interest will be required to include the full amount of such interest in the Dissenting Shareholder's income.

Non-Residents of Canada

        The following portion of the summary is applicable to Wheaton Shareholders who, for purposes of the ITA and any applicable income tax treaty, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Wheaton Shares and who, at all relevant times, do not use or hold and are not deemed to use or hold the Wheaton Shares in carrying on a business in Canada (a "Non-resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

        The tax treatment of non-residents of Canada under the ITA and the following discussion can be affected by the provisions of an applicable income tax treaty. Non-resident Shareholders are advised to consult their own tax advisers with regard to the availability of relief under an applicable income tax treaty in their particular circumstances.

The Amalgamation

        Non-resident Shareholders (other than Dissenting Shareholders) will realize neither a capital gain nor a capital loss on the amalgamation under the Arrangement as a result of which Wheaton Shares are exchanged for IAMGold Shares. The cost of such IAMGold Shares to a Non-resident Shareholder will be equal to the aggregate adjusted cost base of the Wheaton Shares so exchanged for IAMGold Shares by virtue of the Arrangement. A Non-resident Shareholder's cost of such IAMGold Shares must be averaged with the adjusted cost base of any other IAMGold Shares that may be held by the Non-resident Shareholder at that time to determine the adjusted cost base of all of the IAMGold Shares held by the Non-resident Shareholder.

Dissenting Shareholders

        Non-resident Shareholders are referred to the discussion above for residents of Canada for a general description of the tax considerations applicable to them if they elect to exercise their Dissent Rights. Non-resident Shareholders generally will not be subject to tax under the ITA in respect of any capital gain realized on a disposition of Wheaton Shares unless such shares constitute or are deemed to constitute "taxable Canadian property" of the holder for the purposes of the ITA and the gain is not exempt from tax under an applicable income tax treaty.

        Generally, Wheaton Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), and the Non-resident Shareholder, either alone or together with persons with whom such holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series in the capital of Wheaton at any time during the 60 month period that ends at the particular time. If Wheaton Shares are taxable Canadian property to a Non-resident Shareholder, IAMGold Shares acquired in exchange therefore on the arrangement will be taxable Canadian property.

        Even if the Wheaton Shares constitute or are deemed to constitute "taxable Canadian property" to a Non-resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-resident Shareholder. Non-resident Shareholders who elect to dissent and dispose of Wheaton Shares which constitute taxable Canadian property will be required to file a tax return under the ITA.

        Interest paid to a Non-resident Dissenting Shareholder will generally be subject to Canadian Non-resident tax at the rate of 25% on the gross amount of the interest. Relief may be available under the terms of an applicable income tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following summary discusses the material U.S. federal income tax consequences to the U.S. holders of Wheaton Shares in the Arrangement. This discussion is based upon the U.S. Code, its legislative history, the Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly on a retroactive basis, and certain factual representations made by IAMGold and Wheaton. Any change in currently applicable law, which may or may not be retroactive, or failure of any of the factual representations made by IAMGold or Wheaton to be true, correct and complete in all material respects could affect the continuing validity of this discussion. The discussion assumes that U.S. holders of Wheaton Shares hold their shares as a capital asset within the meaning of Section 1221 of the U.S. Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of his, her or its personal investment circumstances or to shareholders subject to special treatment under the U.S. federal income tax laws such as financial institutions, insurance companies, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, brokers, dealers and traders in securities and currency, banks, trusts, persons that hold their Wheaton Shares as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar, U.S. expatriates, investors in pass-through entities, shareholders who acquired their Wheaton Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan, holders of options and performance share units granted under any benefit plan, persons subject to the alternative minimum tax or persons that, as a result of the Arrangement, will own, directly or indirectly, at least 10% of the total combined voting power of IAMGold. Furthermore, this discussion does not consider the potential effects of any state or local tax laws or the tax consequences in jurisdictions other than the United States.

        Neither IAMGold nor Wheaton have requested a ruling from the Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences of the Arrangement and, as a result, there can be no assurance that the IRS (or a court) will not disagree with or challenge any of the conclusions set forth herein.

        Holders of Wheaton Shares are urged to consult their own tax advisors regarding the specific tax consequences to them of the Arrangement, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

        For purposes of this discussion:

  •
  "U.S. Holder" means:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein;

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

  •
  an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; and

  •
  "Non-U.S. Holder" means any person that is not a U.S. Holder.

        If a partnership holds Wheaton Shares, the consequences to a partner generally will depend upon the activities of the partnership and the status of the partner. A partner of a partnership that holds Wheaton Shares is urged to consult its tax advisor regarding the specific tax consequences to the partner of the arrangement.

        This summary does not address the U.S. federal income tax consequences of the Arrangement to Non-U.S. Holders, and such Non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement.

  Tax Consequences of the Arrangement to U.S. Wheaton Shareholders

        The obligation of Wheaton to complete the transactions contemplated by the Arrangement Agreement is conditional upon the receipt of an opinion of U.S. counsel that the Arrangement will be treated as a tax free reorganization for U.S. federal income tax purposes. In the event Wheaton does not receive such opinion, it is possible that this condition to completion of the Arrangement would be waived and the Arrangement completed. Each U.S. Holder of Wheaton Shares is urged to take this possibility into account.

        Wheaton will receive an opinion (the "U.S. Opinion") from Perkins, Smith & Cohen LLP, U.S. counsel to Wheaton, to the effect that, as of the Effective Date, the Arrangement will not cause recognition of income or gain for U.S. federal income tax purposes by Wheaton or by the U.S. Holders of Wheaton Shares. Such opinion is based upon certain considerations, including those described below.

        The U.S. Opinion as to certain material U.S. federal income tax consequences of the Arrangement to Wheaton Shareholders is subject to certain qualifications, assumes that the Arrangement is consummated in accordance with the terms of the Arrangement Agreement and as described in this Circular and is based upon currently applicable law and certain factual representations made by IAMGold to Wheaton in a representation letter dated as of the Effective Date and certain factual representations made by Wheaton in a representation letter dated as of the Effective Date. Any change in currently applicable law, which may or may not be retroactive, or failure of any of such factual representations or assumptions to be true, correct and complete in all material respects could affect the continuing validity of the U.S. Opinion. The conclusions reached in the U.S. Opinion are:

  •
  the exchange of Wheaton Shares for IAMGold Shares pursuant to the Arrangement will be treated as a reorganization within the meaning of Section 368(a) of the U.S. Code and IAMGold and Wheaton will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

  •
  no gain or loss will be recognized by U.S. Holders of Wheaton Shares on the exchange of such shares for IAMGold Shares (except as discussed below with respect to such U.S. Holders who acquired their Wheaton Shares prior to 1997 when Wheaton was or may have been a "passive foreign investment company" for federal income tax purposes and cash received in lieu of fractional IAMGold Shares) if, by virtue of the Arrangement, they become holders of less than 5% of the shares of IAMGold, measured by either voting rights or value. No gain will be recognized by U.S. Holders of Wheaton Shares on the exchange of such shares for IAMGold Shares (subject to the exceptions noted in the parenthetical previous sentence) if, by virtue of the Arrangement, they become holders of 5% or greater of the IAMGold Shares measured by either voting rights or value, provided such shareholders who have a gain on their shares enter into gain recognition agreements with the IRS as required under Section 367 of the U.S. Code and the Treasury Regulations promulgated thereunder;

  •
  the aggregate adjusted tax basis of the IAMGold Shares received in the Arrangement (including any fractional interest) by a U.S. Holder will be the same as the aggregate adjusted tax basis of such U.S. Holder's Wheaton Shares exchanged therefor;

  •
  the holding period of IAMGold Shares received in the Arrangement by a U.S. Holder will include the holding period of such U.S. Holder's Wheaton Shares exchanged therefor; and

  •
  Wheaton will not recognize gain or loss as a result of the Arrangement.

        Wheaton believes that, prior to 1997, it may have been a passive foreign investment company for U.S. federal income tax purposes (a "PFIC"). The U.S. federal income tax consequences for U.S. holders who acquired their Wheaton Shares prior to 1997 and have held them continuously since then may therefore be different from the U.S. federal income tax consequences for other U.S. holders of Wheaton Shares. The following discussion applies only to a U.S. holder that acquired Wheaton Shares prior to 1997 and has held such shares continuously since then and has not made an election to treat Wheaton as a "qualified electing fund" or otherwise elected to purge the PFIC taint, if any, under the rules applicable to PFICs.

        A U.S. holder described above may be required to recognize gain or loss on the exchange of its Wheaton Shares for IAMGold Shares based on the difference between the fair market value of the IAMGold Shares received and the U.S. holder's adjusted tax basis in Wheaton Shares exchanged. Any gain generally will be treated as an "excess distribution" under the PFIC rules reportable on IRS Form 8621 and will be ordinary income and subject to tax at the highest marginal rates. Unless the holder has previously made an election to purge the PFIC taint on its Wheaton Shares, an interest charge will apply to the tax due on the gain to reflect the value of deferral of U.S. tax attributable to undistributed earnings of Wheaton for the period during which the Wheaton Shares were owned. Any loss generally will be a capital loss.

        The receipt of cash in lieu of a fractional IAMGold Share by a U.S. Holder of Wheaton Shares will result in taxable gain or loss to such U.S. Holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by such U.S. Holder and such U.S. Holder's adjusted tax basis in such fractional share as set forth above. Such gain or loss will constitute capital gain or loss and will constitute long-term capital gain or loss if the U.S. Holder's holding period is greater than one year as of the date of consummation of the Arrangement. For non-corporate U.S. Holders, any such long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

Backup Withholding with Respect to Cash Paid in Lieu of Fractional IAMGold Shares

        Certain non-corporate U.S. Holders of Wheaton Shares may be subject to backup withholding, currently at up to a 30% rate, on cash payments received in lieu of fractional IAMGold Shares. Backup withholding will generally not apply, however, to a U.S. Holder of Wheaton Shares who:

  •
  furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 (or successor form) included in the letter of transmittal to be delivered to Wheaton Shareholders following the consummation of the Arrangement; or

  •
  is otherwise exempt from backup withholding.

ELIGIBILITY FOR INVESTMENT

        The IAMGold Shares to be issued pursuant to the Arrangement will be "qualified investments" under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans ("Deferred Plans") and registered education savings plans and, based upon a certificate provided by an officer of IAMGold, will not constitute foreign property for purposes of Part XI of the ITA for trusts governed by registered pension plans, Deferred Plans and for certain other persons to whom Part XI of the ITA is applicable.

DISSENTING SHAREHOLDERS' RIGHTS

        Registered Wheaton Shareholders are entitled to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement. Section 185 of the OBCA is reprinted in its entirety and attached to this Circular as Exhibit J. The following summary is qualified by the provisions of section 185 of the OBCA, the Interim Order and the Plan of Arrangement.

        The obligations of IAMGold and Wheaton to complete the Arrangement is subject to the condition that the holders of not more than 3% of the outstanding Wheaton Shares exercise their Dissent Rights with respect to the Arrangement Resolution.

        In the event the Arrangement becomes effective, a Dissenting Shareholder who complies with section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, will be entitled to be paid by Amalco the fair value of the Wheaton Shares held by such Dissenting Shareholder determined as at the Effective Time on the Effective Date.

        A registered Wheaton Shareholder who wishes to exercise Dissent Rights must send a Dissent Notice to Wheaton, such that it is received by Wheaton not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the day of the Wheaton Meeting (or any postponement or adjournment thereof), at Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6, Attention: Executive Vice President and Chief Financial Officer. The filing of a Dissent Notice does not deprive a Wheaton Shareholder of the right to vote; however, the OBCA provides, in effect, that a Wheaton Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Wheaton Shares voted in favour of the Arrangement Resolution. The OBCA does not provide, and Wheaton will not assume, that a vote against the Arrangement Resolution constitutes a Dissent Notice. In addition, the execution or exercise of a proxy does not constitute a Dissent Notice. Under the OBCA, there is no right of partial dissent and, accordingly, a Dissenting Shareholder may only dissent with respect to all Wheaton Shares held on behalf of any one beneficial owner that are registered in the name of the Dissenting Shareholder.

        Wheaton is required, within 10 days after the Wheaton Shareholders adopt the Arrangement Resolution, to send to each registered Wheaton Shareholder who has filed a Dissent Notice notice that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any registered Wheaton Shareholder who voted for the Arrangement Resolution or who has withdrawn such Dissent Notice.

        A Dissenting Shareholder must then, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Wheaton a written notice (a "Payment Demand") containing the name and address of the Dissenting Shareholder, the number of Wheaton Shares in respect of which the Dissenting Shareholder dissents and a demand for payment of the fair value of such Wheaton Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to Wheaton or the Depositary the certificates representing the Wheaton Shares in respect of which such Payment Demand was made. A Dissenting Shareholder who fails to send the certificates representing the Wheaton Shares in respect of which the Dissent Right has been exercised has no right to make a claim under section 185 of the OBCA. Wheaton or the Depositary will endorse on share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the share certificates to the Dissenting Shareholder.

        On sending a Payment Demand to Wheaton, a Dissenting Shareholder ceases to have any rights as a Wheaton Shareholder, other than the right to be paid the fair value of the Wheaton Shares in respect of which such Payment Demand was made, except pursuant to the provisions of section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement.

        Amalco is required, not later than seven days after the later of the Effective Date or the date on which Wheaton received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand a written offer to pay (an "Offer to Pay") for the Wheaton Shares in respect of which such Payment Demand was made in an amount considered by the board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. Amalco is required to pay for the Wheaton Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Amalco does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If Amalco fails to make an Offer to Pay for the Wheaton Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an offer that has been made, Amalco may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Wheaton Shares of Dissenting Shareholders. If Amalco fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose Wheaton Shares have not been purchased by Amalco will be joined as parties and bound by the decision of the Court, and Amalco will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the right of such Dissenting Shareholder to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Wheaton Shares of all Dissenting Shareholders. The final order of the Court will be rendered against Amalco in favour of each Dissenting Shareholder and for the amount of the fair value of each Dissenting Shareholder's Wheaton Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

        The foregoing is only a summary of the provisions of section 185 of the OBCA, as modified by the Interim Order and the Plan of Arrangement, which provisions as so modified are technical and complex. It is suggested that any Wheaton Shareholder wishing to exercise Dissent Rights seek legal advice as failure to comply strictly with the provisions of the OBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice such Shareholder's Dissent Rights. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Canadian Federal Income Tax Considerations".

COMPARISON OF RIGHTS OF SHAREHOLDERS UNDER THE OBCA AND THE CBCA

        Upon completion of the Combination, the Wheaton Shareholders will become shareholders of IAMGold, a CBCA corporation. The CBCA provides shareholders with substantially the same rights (including rights of dissent and appraisal and rights to bring derivative actions and oppression actions) as are available to shareholders under the OBCA, which is the statute that governs Wheaton. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain material differences between the CBCA and the OBCA. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders are urged to consult their legal or other professional advisors with regard to the implications of the Combination that may be of importance to them.

        Director Residency Requirements.    Under the OBCA, a majority of a company's directors must be resident Canadians. Under the CBCA, subject to certain exceptions, at least 25% of a company's directors must be resident Canadians.

        Place of Shareholders' Meetings.    Under the OBCA, a shareholders' meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders' meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the company or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

        Solicitation of Proxies.    Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and to certain other recipients.

        Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident's proxy circular if:

  •
  proxies are solicited from 15 or fewer shareholders; or

  •
  the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident's proxy circular.

        Furthermore, under the CBCA, the definition of "solicit" and "solicitation" specifically excludes:

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  certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision;

  •
  communications for the purpose of obtaining the number of shares required for a shareholder proposal; and

  •
  certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident's proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

        Voting at Shareholders' Meetings.    Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders' meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than 10 days before the date of the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the "deemed record date") preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only those shares held by them on the record date for voting or the deemed record date for voting, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

        Notice of Shareholders' Meetings.    Under the OBCA, a public company must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. Under the CBCA, notice of a meeting of shareholders must be provided not less than 21 days and not more than 60 days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of

National Instrument 54-101 which provides for minimum notice periods greater than the minimum 21 day period in either statute.

        Telephonic or Electronic Meetings.    Under the OBCA, a meeting of shareholders may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. Under the CBCA, unless a company's by-laws provide otherwise, if a company provides shareholders with a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means.

        Shareholder Proposals.    Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders' meeting.

        Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that:

  •
  the shareholder owned, of record or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least Cdn$2,000, whichever is less; or

  •
  the proposal must have the support of persons who in the aggregate have owned, of record or beneficially, such number of voting shares for such period.

        Registered Office.    Under the OBCA, a company's registered office must be located in Ontario. Under the CBCA, a company's registered office may be located at any place in Canada.

        Financial Assistance.    Under the OBCA, a corporation may provide financial assistance by way of a loan, guarantee or otherwise to any person, provided that certain disclosure obligations are met in respect of loans to directors, officers and shareholders. There are no financial assistance provisions in the CBCA.

        In addition to the foregoing, the general by-law of IAMGold proposed for confirmation at the IAMGold Meeting and Wheaton's general by-law differ in certain respects, particularly with respect to quorum requirements for shareholder meetings. The general by-law of IAMGold proposed for confirmation at the IAMGold Meeting provides that the presence of two persons entitled to vote thereat, either as shareholders or proxyholders, and holding or representing more than 5% of the shares entitled to vote thereat, constitute a quorum for the transaction of business at a shareholder's meeting. Wheaton's by-laws provide that the holders of at least 33 1/3% of the shares entitled to vote at a shareholders' meeting, present in person or by proxy, constitute a quorum for the transaction of business at a shareholder's meeting.

RISK FACTORS

        Shareholders should carefully consider the following risk factors relating to the Combination before deciding to vote or instruct their vote to be cast to approve the matters relating to the Combination. In addition to the risk factors relating to the Combination set out below, shareholders should also carefully consider the risk factors set out under the headings entitled "Risk Factors" in Exhibits B and C to this Circular. All of the risk factors described below and in Exhibits B and C to this Circular should be considered by shareholders in conjunction with the other information included in this Circular, including the exhibits hereto.

IAMGold and Wheaton may not integrate successfully

        The Combination will involve the integration of companies that previously operated independently. As a result, the Combination will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention, operational interruptions and the loss of key employees, customers or suppliers. The difficulties which the combined company's management encounters in the transition and integration processes could have a material adverse effect on the revenues, level of expenses and operating results of the combined company. As a result of these factors, it is possible that the benefits expected from the Combination will not be realized.

IAMGold and Wheaton directors and executive officers may have interests in the Combination that are different from those of IAMGold and Wheaton shareholders

        In considering the recommendation of the IAMGold Board of Directors to vote in favour of the Share Issue Resolution, the Amendment Resolution and the Share Incentive Plan Resolution and the recommendation of the Wheaton Board of Directors to vote in favour of the Arrangement Resolution, respectively, IAMGold Shareholders and Wheaton Shareholders should be aware that members of the IAMGold and Wheaton boards of directors and management teams have agreements or arrangements that provide them with interests in the Combination that differ from, or are in addition to, those of IAMGold and Wheaton shareholders generally. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination".

Risks associated with fixed Exchange Ratio

        Pursuant to the provisions of the Plan of Arrangement, each Wheaton Share will be exchanged for 0.55 of an IAMGold Share. The Exchange Ratio is fixed and it will not increase or decrease due to fluctuations in the market price of the IAMGold Shares or the Wheaton Shares. The market value of the consideration that Wheaton Shareholders will receive in the Arrangement will depend on the market price of the IAMGold Shares on the Effective Date. If the market price of the IAMGold Shares increases or decreases, the market value of the IAMGold Shares that Wheaton Shareholders receive will correspondingly increase or decrease. Because the date that the Combination is completed will be later than the date of the Meetings, the price of the IAMGold Shares on the Effective Date may be higher or lower than the price on the date of the Meetings. In addition, the number of IAMGold Shares being issued in connection with the Combination will not change despite decreases or increases in the market price of Wheaton Shares. Many of the factors that affect the market price of the IAMGold Shares and the Wheaton Shares are beyond the control of IAMGold and Wheaton, respectively. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Average total cash costs are different for IAMGold and Wheaton

        Average total cash cost figures, include mine site operating costs such as mining, processing, administration, royalties and production taxes (but are exclusive of amortization, reclamation costs, capital, development and exploration costs), divided by the ounces of gold produced. The measure is a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. "Average total cash costs" is furnished to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles.

        IAMGold incurred average total cash costs (dollars per gold ounce) of $225 in 2003 and $169 in 2002. Wheaton incurred average total cash costs (dollars per gold equivalent ounce net of copper credits) of $61 in 2003 and $182 in 2002. After giving effect to the Combination, average total cash costs of the combined company are expected to be in excess of the amount incurred by Wheaton in 2003.

The combined company will face materially different risks related to foreign investment than those to which IAMGold and Wheaton were subject to when they were independent entities

        IAMGold and Wheaton conduct development and mining activities outside Canada and the United States. Specifically, IAMGold has properties in West Africa and South America. Wheaton's primary operations are in Argentina, Mexico, Australia and Brazil.

        Following the completion of the Combination, a significant portion of the combined company's mining operations will be located in Mali, Ghana, Argentina, Mexico, Australia and Brazil. The combined company will be subject to materially different foreign investment risks than those which IAMGold and Wheaton are subject to as independent entities. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on the combined company's profitability or the viability of the combined company's affected foreign operations, which could have a material adverse effect on the combined company's future cash flows, earnings, results of operations and financial condition. These risks include, but are not limited to: uncertain or unpredictable political, legal and economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the repatriation of earnings; and increased financing costs.

        These risks may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

        Investors should, in particular, consider the risks relating to an uncertain or unpredictable political and economic environment in Mali, Ghana, Argentina and Brazil. Significant macroeconomic instability in these regions may negatively impact the business environment and may lead to longer term negative changes in the national approaches taken to ownership by foreign companies of natural resources.

The combined company will face materially different risks related to joint ventures than those to which IAMGold and Wheaton were subject as independent entities

        IAMGold and Wheaton, directly and indirectly, hold significant mining interests through joint ventures. For example, Wheaton holds an indirect 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina. IAMGold holds an indirect 38% interest in the Sadiola gold mine and an indirect 40% interest in the Yatela gold mine, both in Mali, and an indirect 18.9% interest in the Tarkwa gold mine and the Damang gold mine, both in Ghana.

        Mining investments are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the combined company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the combined company's future cash flows, earnings, results of operations and financial condition. These risks include, but are not limited to: disagreement with partners on how to develop and operate mines efficiently; inability of partners to meet their obligations to the joint venture or third parties; and litigation between partners regarding joint venture matters.

SPECIAL BUSINESS TO BE CONSIDERED BY IAMGOLD SHAREHOLDERS

Approval of Share Issue

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Share Issue Resolution, the full text of which is reproduced at Schedule A to this Circular, approving the issue of up to approximately 422,849,250 IAMGold Shares in connection with the Combination, including an aggregate of approximately 110,333,398 IAMGold Shares issuable upon exercise of Wheaton Warrants and Wheaton Options.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the Share Issue Resolution at the IAMGold Meeting. See "The Combination — Recommendation of the IAMGold Board of Directors". To be effective, the Share Issue Resolution must be approved by a majority of the votes cast by the holders of IAMGold Shares present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy for the Share Issue Resolution.

Approval to Amend Articles to Increase Maximum Number of Directors and Change the Name of IAMGold

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Amendment Resolution, the full text of which is reproduced at Schedule B to this Circular, authorizing IAMGold to apply for a certificate of amendment under the CBCA to amend its articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change the name of IAMGold to "Axiom Gold Corporation" or such other name as the directors of IAMGold may determine.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the Amendment Resolution at the IAMGold Meeting. To be effective, the Amendment Resolution must be approved by not less than two-thirds of the votes cast by the holders of IAMGold Shares present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy for the Amendment Resolution.

Approval to Increase Number of IAMGold Shares Issuable Under the IAMGold Share Incentive Plan

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Share Incentive Plan Resolution, the full text of which is reproduced at Schedule C to this Circular, authorizing an amendment to the IAMGold Share Incentive Plan to increase the maximum number of IAMGold Shares which may be reserved for issue thereunder.

        The IAMGold Share Incentive Plan consists of a share purchase plan (the "Share Purchase Plan"), a share bonus plan (the "Share Bonus Plan") and a share option plan (the "Share Option Plan"). Further information regarding the IAMGold Share Incentive Plan is set out below under the subheading "IAMGold Share Incentive Plan". Currently, a maximum of 750,000 IAMGold Shares may be issued under the Share Purchase Plan, a maximum of 600,000 IAMGold Shares may be issued under the Share Bonus Plan and a maximum of 9,250,000 IAMGold Shares may be issued under the Share Option Plan, resulting in a maximum of 10,600,000 IAMGold Shares being issuable under the IAMGold Share Incentive Plan. No IAMGold Shares have been issued under the Share Purchase Plan. Restricted share awards have been granted to certain officers of IAMGold entitling them to be issued on aggregate of 22,173 IAMGold Shares under the Share Bonus Plan over a three year period. An aggregate of 3,988,406 IAMGold Shares have been issued upon the exercise of options granted under the Share Option Plan and options to purchase an aggregate of 4,903,199 IAMGold Shares are outstanding under the Share Option Plan.

        At the IAMGold Meeting, it is proposed that the IAMGold Shareholders approve an amendment to the IAMGold Share Incentive Plan to increase the maximum number of IAMGold Shares which may be issued under the Share Option Plan by 5,000,000 IAMGold Shares to 14,250,000 IAMGold Shares, resulting in a maximum of 15,600,000 IAMGold Shares being issuable under the IAMGold Share Incentive Plan. In connection with the Combination, it is proposed that the IAMGold Shareholders approve a further amendment to the IAMGold Share Incentive Plan, which amendment would be conditional and only become effective upon the completion of the Combination, to increase the maximum number of IAMGold Shares which may be issued under the Share Option Plan by an additional 18,000,000 IAMGold Shares to 32,250,000 IAMGold Shares, resulting in a maximum of 33,600,000 IAMGold Shares being issuable under the IAMGold Share Incentive Plan upon the completion of the Combination.

        Upon the completion of the Combination, the Wheaton Options will continue to be governed by the Wheaton Share Option Plan (to the extent issued thereunder) and will not be considered as counting towards the maximum number of IAMGold Shares available for issue under the IAMGold Share Incentive Plan. In the event that the Combination is completed, no further options or other rights to acquire securities will be granted under the Wheaton Share Option Plan.

        The IAMGold Share Incentive Plan is considered to be an important element of IAMGold's compensation policy which assists IAMGold in attracting and retaining talented personnel in a competitive global environment. The amendment to the IAMGold Share Incentive Plan is considered appropriate in order to ensure the continued availability of awards thereunder in the future and to provide for flexibility in the share compensation arrangements which may be extended by IAMGold. In addition, the Combination will significantly increase the number of eligible participants under the IAMGold Share Incentive Plan, making a further amendment to the IAMGold Share Incentive Plan appropriate in connection with the completion of the Combination.

        The IAMGold Board of Directors unanimously recommends the adoption of the Share Incentive Plan Resolution at the IAMGold Meeting. To be effective, the Share Incentive Plan Resolution must be approved by a majority of the votes cast by the holders of IAMGold Shares present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy for the Share Incentive Plan Resolution.

IAMGold Share Incentive Plan

        IAMGold has established the IAMGold Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of IAMGold and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of IAMGold. The IAMGold Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan and the Share Option Plan. The following is a summary of the IAMGold Share Incentive Plan.

Share Purchase Plan

        Subject to the requirements of the Share Purchase Plan, the directors of IAMGold have the authority to select those employees and members of management of IAMGold and designated affiliates who may participate in the Share Purchase Plan. IAMGold will match the participant's contribution, which cannot exceed 10% of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued IAMGold Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and IAMGold. The purchase price per share will be the weighted average price of the IAMGold Shares on the TSX for the calendar quarter in respect of which the IAMGold Shares are issued. Such IAMGold Shares will be delivered to participants 12 months following their date of issue.

        A maximum of 750,000 IAMGold Shares may be issued under the Share Purchase Plan. To date, no IAMGold Shares have been issued pursuant to the Share Purchase Plan and to date the directors of IAMGold have not designated any employees eligible to participate under the Share Purchase Plan.

Share Bonus Plan

        The Share Bonus Plan permits IAMGold Shares to be issued as a discretionary bonus to employees and management of IAMGold and designated affiliates. A maximum equal to the lesser of 600,000 IAMGold Shares and 1% of the number of IAMGold Shares outstanding from time to time may be issued under the Share Bonus Plan. Restricted share awards have been granted to certain officers of IAMGold entitling them to be issued an aggregate of 22,173 IAMGold Shares under the Share Bonus Plan over a three-year period.

Share Option Plan

        The Share Option Plan provides for the grant of non-transferable options for the purchase of IAMGold Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of IAMGold have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which IAMGold Shares may be purchased. The exercise price for purchasing IAMGold Shares cannot be less than the closing price of the IAMGold Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of IAMGold at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the IAMGold Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of IAMGold Shares that may be issued under the Share Option Plan cannot exceed 9,250,000 IAMGold Shares. In addition, the aggregate number of IAMGold Shares at any time available for issue to any one person cannot exceed 5% of the number of IAMGold Shares then outstanding.

        If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the IAMGold Shares, then the directors of IAMGold may permit all options outstanding to become immediately exercisable in order to permit IAMGold Shares issuable under such options to be tendered to such bid.

        As a result of the exercise of options and the resulting issue of IAMGold Shares, the number of IAMGold Shares which may still be issued under the Share Option Plan is 5,261,594 IAMGold Shares. The number of options currently outstanding is 4,903,199, leaving 358,395 potential options remaining to be granted under the Share Option Plan.

Confirmation of New General By-Law

        At the IAMGold Meeting, IAMGold Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the By-Law Resolution, the full text of which is reproduced at Schedule D to this Circular, confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, the full text of which is reproduced at Exhibit K to this Circular. The new general by-law has been proposed for adoption in order to incorporate in the general by-law of IAMGold provisions consistent with recent amendments to the CBCA including, among other things, provisions relating to the holding of meetings of the directors and shareholders of IAMGold by electronic means, as well as relating to the voting at meetings of shareholders of IAMGold by electronic means.

        The IAMGold Board of Directors unanimously recommends that IAMGold Shareholders vote in favour of the By-Law Resolution at the IAMGold Meeting. To be effective, the By-Law Resolution must be approved by a majority of the votes cast by the holders of IAMGold Shares present in person or represented by proxy at the IAMGold Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the IAMGold Shares represented by such form of proxy for the By-Law Resolution.

ANNUAL BUSINESS TO BE CONSIDERED BY IAMGOLD SHAREHOLDERS

Election of Directors

        If the Share Issue Resolution and the Amendment Resolution are approved by the IAMGold Shareholders, IAMGold Shareholders will be asked to elect 16 directors for the ensuing year, being the eight current directors of IAMGold and the eight current directors of Wheaton. If either the Share Issue Resolution or the Amendment Resolution is not approved by IAMGold Shareholders, IAMGold Shareholders will be asked to elect only the eight current directors of IAMGold as directors for the ensuing year. The election of the eight current directors of Wheaton to the IAMGold Board of Directors will be conditional upon the completion of the Arrangement and the filing of the articles of amendment to increase the maximum number of directors of IAMGold to 16. Each director so elected will hold office until the close of the next annual meeting of the IAMGold Shareholders following his election or until his successor is elected or appointed. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, each of whom is now a director of IAMGold or Wheaton, unless the IAMGold Shareholder who has given such proxy has directed that the IAMGold Shares represented by such proxy be withheld from voting in respect of the election of directors of IAMGold. Management of IAMGold does not contemplate that any of the nominees will be unable to serve as a director of IAMGold for the ensuing year; however, if that should occur for any reason at or prior to the IAMGold Meeting or any adjournment thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

        In the event that the Share Issue Resolution is approved but the Amendment Resolution is not approved, the Combination may be completed if (a) Wheaton waives the condition that the name of IAMGold be changed to "Axiom Gold Corporation", and (b) IAMGold shall have increased the number of directors of IAMGold to the maximum permitted under its articles and shall have ensured that, as of the Effective Date, 50% of the directors of IAMGold are acceptable to Wheaton.

        The following table sets forth the name, municipality of residence and principal occupation or employment of, year they first became a director of IAMGold and number of IAMGold Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by, each current IAMGold director who is nominated for election as a director of the combined company. Information as to the number of IAMGold Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of IAMGold is in each case based upon information furnished by the respective nominee and is as at April 28, 2004.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of IAMGold	Number of IAMGold Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
WILLIAM D. PUGLIESE(3) Aurora, Ontario	Chairman, IAMGold	1990	10,587,529	(4)
GORDON J. BOGDEN(2)(3) Toronto, Ontario	Managing Director, National Bank Financial Inc. (investment bankers)	2002	Nil	(5)
JOHN A. BOULTBEE(1) Toronto, Ontario	Executive Vice President, Hollinger Inc. (publishing company)	1994	5,000	(6)
DEREK BULLOCK(1)(3) Bobcaygeon, Ontario	President, Delitova Corporation (mining and mineral resources consulting company)	1994	18,382	(7)
DONALD K. CHARTER(2) Toronto, Ontario	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer), and Executive Vice President, Dundeee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2003	2,800	(8)
JOSEPH F. CONWAY Toronto, Ontario	President and Chief Executive Officer, IAMGold	2003	139,440	(9)
MAHENDRA NAIK(1)(2) Markham, Ontario	President and Chief Executive Officer, Yellow Online Inc. (publishing and on-line directory company)	2000	251,909	(10)
ROBERT A. QUARTERMAIN(3) Vancouver, British Columbia	President, Silver Standard Resources Inc. (resource company)	2003	70,000	(11)

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance Committee.

(4)
Mr. Pugliese also holds options to purchase 470,000 IAMGold Shares pursuant to the Share Option Plan.

(5)
Mr. Bogden holds options to purchase 90,000 IAMGold Shares pursuant to the Share Option Plan.

(6)
Mr. Boultbee also holds options to purchase 90,000 IAMGold Shares pursuant to the Share Option Plan.

(7)
Mr. Bullock also holds options to purchase 90,000 IAMGold Shares pursuant to the Share Option Plan.

(8)
Mr. Charter also holds options to purchase 138,000 IAMGold Shares pursuant to the Share Option Plan.

(9)
Mr. Conway also holds options to purchase 796,000 IAMGold Shares pursuant to the Share Option Plan and is entitled to be issued an aggregate of 9,978 IAMGold Shares over a three year period under the Share Bonus Plan pursuant to a restricted share award granted to Mr. Conway.

(10)
Mr. Naik also holds options to purchase 490,000 IAMGold Shares pursuant to the Share Option Plan.

(11)
Mr. Quartermain also holds options to purchase 134,000 IAMGold Shares pursuant to the Share Option Plan.

        IAMGold does not have an executive committee.

        During the past five years, each of the foregoing persons has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGold; Mr. Bogden who, prior to October 2003, was Managing Director of Beacon Group Advisors Inc. (an investment banking firm) and who, prior to January 2001, was a Director of Investment Banking at Newcrest Capital Inc. (an investment banking firm) and who, prior to November 1999, was Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm); Mr. Boultbee who, prior to September 2002, was Chief Financial Officer of Hollinger Inc. (a publishing company); Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation (a mining company); Mr. Naik who, prior to January 2000, was the Chief Financial Officer of IAMGold; and Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc. (a mining company).

        The following table sets forth the name, municipality of residence and principal occupation or employment of, and number of IAMGold Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, after giving effect to the Combination, by, each current Wheaton director who is nominated for election as a director of the combined company. Information as to the number of IAMGold Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, after giving effect to the Combination, by the nominees for election as directors of IAMGold is in each case based upon information furnished by the respective nominee and is as at April 28, 2004.

Name and Municipality of Residence	Principal Occupation or Employment	Number of IAMGold Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised, After Giving Effect to the Combination
IAN W. TELFER West Vancouver, British Columbia	Chairman and Chief Executive Officer of Wheaton	187,000	(1)
LARRY BELL West Vancouver, British Columbia	Non-Executive Chairman of the British Columbia Hydro and Power Authority	Nil	(2)
FRANK GIUSTRA West Vancouver, British Columbia	Chairman of Endeavour Financial Corporation	1,685,090	(3)(4)
DOUGLAS HOLTBY West Vancouver, British Columbia	President and Chief Executive Officer of Arbutus Road Investments Inc.	137,500	(5)
EDUARDO LUNA Mexico City, Mexico	Executive Vice President of Wheaton and President of Luismin, S.A. de C.V., a subsidiary of Wheaton	3,685	(6)
ANTONIO MADERO Mexico City, Mexico	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	Nil	(7)
IAN J. MCDONALD Toronto, Ontario	Chairman of Glencairn Gold Corporation	139,262	(8)(9)
NEIL WOODYER London, England	Managing Director of Endeavour Financial Corporation	Nil	(10)(4)

(1)
Mr. Telfer will also own warrants to purchase 19,250 IAMGold Shares and options to purchase 3,850,000 IAMGold Shares.

(2)
Mr. Bell will own options to purchase 275,000 IAMGold Shares.

(3)
Mr. Giustra will also own warrants to purchase 165,000 IAMGold Shares and options to purchase 742,500 IAMGold Shares.

(4)
Endeavour Mining Capital Corporation, a company managed by Endeavour Financial Corporation, will own 2,420,000 IAMGold Shares and warrants to purchase 804,375 IAMGold Shares. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(5)
Mr. Holtby will also own warrants to purchase 27,500 IAMGold Shares and options to purchase 302,500 IAMGold Shares.

(6)
Mr. Luna will also own options to purchase 457,416 IAMGold Shares.

(7)
Mr. Madero will own options to purchase 550,000 IAMGold Shares. SANLUIS Corporación, S.A. de C.V. will indirectly own 5,170,000 IAMGold Shares. Mr. Madero is a director of Wheaton and the Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(8)
Mr. McDonald will also own warrants to purchase 6,875 IAMGold Shares and options to purchase 467,500 IAMGold Shares.

(9)
Glencairn Gold Corporation will own 35,750 IAMGold Shares and warrants to purchase 116,875 IAMGold Shares. Mr. McDonald is a director of Wheaton and a director of Glencairn Gold Corporation.

(10)
Mr. Woodyer will own options to purchase 742,500 IAMGold Shares.

        During the past five years, each of the foregoing persons has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc. (a technology company), from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc. (a mining company); Mr. Bell who, from August 2001 to November 2003, was Chairman and Chief Executive Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, was Chairman of the British Columbia Hydro and Power Authority; Mr. Luna who, prior to Wheaton's acquisition of Minas Luismin, S.A. de C.V. in June 2002, was the President of Minas Luismin, S.A. de C.V. (a Mexican mining company) for the previous ten years and continued in such position following the acquisition (Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002); and Mr. McDonald who, from February 1991 to September 2001, was Chairman and Chief Executive Officer of Wheaton.

Appointment of Auditors

        Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of, conditional on the completion of the Combination, Deloitte & Touche LLP, Chartered Accountants, as auditors of IAMGold until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration and, if the Combination is not completed, for the appointment of KPMG LLP, Chartered Accountants, as auditors of IAMGold until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of IAMGold since June 18, 1998.

        For the year ended December 31, 2003, IAMGold paid KPMG LLP total fees of $219,300. These fees consisted of $192,100 for audit-related services and $27,200 for tax-related services.

ANNUAL BUSINESS TO BE CONSIDERED BY WHEATON SHAREHOLDERS

Election of Directors

        Wheaton Shareholders will be asked to elect eight directors for the ensuing year. In the event that the Combination is completed, such directors will only serve as directors of Wheaton until the Effective Time and will, assuming completion of the Combination, thereafter become directors of Axiom Gold. Each director so elected will hold office until the earlier of the Effective Time and the close of the next annual meeting of the Wheaton Shareholders following his election or until his successor is elected or appointed. The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below, each of whom is now a director of Wheaton, unless the Wheaton Shareholder who has given such proxy has directed that the Wheaton Shares represented by such proxy be withheld from voting in respect of the election of directors of Wheaton. Management of Wheaton does not contemplate that any of the nominees will be unable to serve as a director of Wheaton for the ensuing year; however, if that should occur for any reason at or prior to the Wheaton Meeting or any adjournment thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

        The following table sets forth the name, municipality of residence and principal occupation or employment of, year they first became a director of Wheaton and number of Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by, each current Wheaton director who is nominated for election as a director of Wheaton. Information as to the number of Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of Wheaton is in each case based upon information furnished by the respective nominee and is as at April 28, 2004.

Name and Municipality of Residence	Position with Wheaton	Principal Occupation	Number of Wheaton Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
IAN W. TELFER(4) West Vancouver, British Columbia	Chairman, Chief Executive Officer and a Director since 2001	Chairman and Chief Executive Officer of Wheaton	340,000	(5)
LARRY BELL(1)(3) West Vancouver, British Columbia	Director since 2003	Non-Executive Chairman of the British Columbia Hydro and Power Authority	Nil	(6)
FRANK GIUSTRA(3) West Vancouver, British Columbia	Director since 2001	Chairman of Endeavour Financial Corporation	3,063,800	(7)(8)
DOUGLAS HOLTBY(1)(2) West Vancouver, British Columbia	Director since 2003	President and Chief Executive Officer of Arbutus Road Investments Inc.	250,000	(9)
EDUARDO LUNA(4) Mexico City, Mexico	Executive Vice President and a Director since 2002	Executive Vice President of Wheaton and President of Luismin, S.A. de C.V., a subsidiary of Wheaton	6,700	(10)

ANTONIO MADERO(2) Mexico City, Mexico	Director since 2002	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	Nil	(11)
IAN J. MCDONALD(1)(3)(4) Toronto, Ontario	Director since 1990	Chairman of Glencairn Gold Corporation	253,205	(12)(13)
NEIL WOODYER(2) London, England	Director since 2001	Managing Director of Endeavour Financial Corporation	Nil	(8)(14)

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance and Nominating Committee.

(4)
Member of the Environmental and Safety Committee.

(5)
Mr. Telfer also owns 35,000 Wheaton Warrants and 7,000,000 Wheaton Options.

(6)
Mr. Bell owns 500,000 Wheaton Options.

(7)
Mr. Giustra also owns 300,000 Wheaton Warrants and 1,350,000 Wheaton Options.

(8)
Endeavour Mining Capital Corporation, a company managed by Endeavour Financial Corporation, owns 4,400,000 Wheaton Shares and 1,462,500 Wheaton Warrants. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(9)
Mr. Holtby also owns 50,000 Wheaton Warrants and 550,000 Wheaton Options.

(10)
Mr. Luna also owns 831,666 Wheaton Options.

(11)
Mr. Madero owns 1,000,000 Wheaton Options. SANLUIS Corporación, S.A. de C.V. indirectly owns 9,400,000 Wheaton Shares. Mr. Madero is a Director of Wheaton and Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(12)
Mr. McDonald also owns 12,500 Wheaton Warrants and 850,000 Wheaton Options.

(13)
Glencairn Gold Corporation owns 65,001 Wheaton Shares and 212,500 Wheaton Warrants. Mr. McDonald is a Director of Wheaton and a Director of Glencairn Gold Corporation.

(14)
Mr. Woodyer owns 1,350,000 Wheaton Options.

Appointment of Auditors

        Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Wheaton until the close of the next annual meeting of shareholders or until its successor is appointed and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Chartered Accountants, were first appointed as auditors of Wheaton on June 17, 2002.

        For the year ended December 31, 2003, Wheaton paid Deloitte & Touche LLP total fees of $1,942,561. These fees consisted of $994,130 for audit-related services, $633,614 for tax compliance and advisory services and other fees of $314,817. Audit-related fees include fees relating to the preparation of prospectuses and consultations regarding financial accounting and reporting standards.

SPECIAL BUSINESS TO BE CONSIDERED BY WHEATON SHAREHOLDERS

        At the Wheaton Meeting, the Wheaton Shareholders will be asked to consider and, if deemed appropriate, to pass, pursuant to the Interim Order, the Arrangement Resolution, the full text of which is reproduced at Schedule E to this Circular.

        The Wheaton Board of Directors recommends that Wheaton Shareholders vote in favour of the Arrangement Resolution at the Wheaton Meeting. See "The Combination — Recommendation of the Wheaton Board of Directors". To be effective, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of Wheaton Shares present in person or represented by proxy at the Wheaton Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Wheaton Shares represented by such form of proxy for the Arrangement Resolution.

AXIOM GOLD AFTER COMPLETION OF THE COMBINATION

General

        Upon completion of the Combination, IAMGold will (assuming that the Amendment Resolution is passed at the IAMGold Meeting) change its name to Axiom Gold Corporation or such other name as the directors of IAMGold may determine ("Axiom Gold") and the business and operations of Wheaton will be managed and operated as a subsidiary of Axiom Gold. The head office of Axiom Gold will remain at 5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4. Management of IAMGold has agreed to review and determine the location of the other offices of Axiom Gold within 12 months of the Effective Date.

        Axiom Gold will have operating interests in seven gold operations located in the Americas, West Africa and Australia. Axiom Gold will have immediate and near-term production growth opportunities through the development of the Amapari project in Brazil, the Los Filos project in Mexico and the expansion of the Tarkwa mine in Ghana. These projects are expected to add approximately 300,000 ounces of annual gold production in 2006. In addition, Axiom Gold will have a large portfolio of exploration projects in the Americas, West Africa and Australia.

        As a result of the Combination, the annualized gold production of Axiom Gold is expected to be approximately one million gold equivalent ounces at total cash costs of less than $100 per gold equivalent ounce (net of copper credits) in 2004. Axiom Gold will have unhedged proven and probable mineral reserves of approximately 8.8 million gold equivalent ounces (approximately 4.7 million ounces of proven mineral reserves and 4.1 million ounces of probable mineral reserves) plus additional measured and indicated mineral resources of approximately 4.6 million gold equivalent ounces and additional inferred mineral resources of approximately 10.5 million gold equivalent ounces. Axiom Gold will have a strong balance sheet with $295 million in cash, cash equivalents and gold bullion as at March 31, 2004 and will have increased operating cash flow.

Executive Officers

        Following the completion of the Combination, Axiom Gold's senior executive officers will include Joseph F. Conway as President and Chief Executive Officer (currently President and Chief Executive Officer of IAMGold) and Ian W. Telfer as Executive Co-Chairman (currently Chairman and Chief Executive Officer of Wheaton).

        In addition, Axiom Gold will form a management committee to be chaired by Mr. Conway and consisting of three representatives of IAMGold and three representatives of Wheaton. The three IAMGold representatives will be Mr. Conway, Grant Edey, currently Chief Financial Officer of IAMGold, and Larry Phillips, currently Vice President, Corporate Affairs and Corporate Secretary of IAMGold. The three Wheaton representatives will be Peter Barnes, currently Executive Vice President and Chief Financial Officer of Wheaton, Russell Barwick, currently Executive Vice President of Wheaton, and Eduardo Luna, currently Executive Vice President of Wheaton.

Directors

        Following the completion of the Combination, the directors of Axiom Gold will consist of the following 16 persons: William D. Pugliese (Co-Chairman), Ian W. Telfer (Executive Co-Chairman), Larry Bell, Gordon J.

Bogden, John A. Boultbee, Derek Bullock, Donald K. Charter, Joseph F. Conway, Frank Giustra, Douglas Holtby, Eduardo Luna, Antonio Madero, Ian J. McDonald, Mahendra Naik, Robert A. Quartermain and Neil Woodyer.

Ownership of Axiom Gold After the Combination

        Based on the number of IAMGold Shares and Wheaton Shares outstanding as at April 28, 2004, Axiom Gold will have a total of approximately 458,052,030 common shares outstanding following completion of the Combination, which will be held as to approximately 145,536,179 (approximately 32%) by current IAMGold Shareholders and as to approximately 312,515,851 (approximately 68%) by current Wheaton Shareholders, on a non-diluted basis. Current IAMGold securityholders will own approximately 26% of the common shares of Axiom Gold and current Wheaton securityholders will own approximately 74% of the common shares of Axiom Gold, on a fully diluted basis. Following the completion of the Combination, the corporation formed by the amalgamation of Wheaton and IAMGold Subco will be a wholly-owned subsidiary of Axiom Gold.

Capital Structure

        Axiom Gold is authorized to issue an unlimited number of common shares (the "Axiom Gold Shares"), an unlimited number of first preference shares (the "First Preference Shares") and an unlimited number of second preference shares (the "Second Preference Shares"), of which approximately 458,052,030 Axiom Gold Shares and no First Preference Shares or Second Preference Shares will be issued and outstanding as of the Effective Date.

Common Shares

        Each Axiom Gold Share will entitle the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Axiom Gold Share will entitle the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of Axiom Gold and the remaining property of Axiom Gold upon dissolution.

First Preference Shares

        The First Preference Shares will be issuable in one or more series. Subject to Axiom Gold's articles, the directors will be authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares will rank prior to the Second Preference Shares and the Axiom Gold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares will not be entitled to vote at meetings of shareholders. The holders of First Preference Shares will not be entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

Second Preference Shares

        The Second Preference Shares will be issuable in one or more series. Subject to Axiom Gold's articles, the directors will be authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares will rank junior to the First Preference Shares and prior to the Axiom Gold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters, as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares will not be entitled to vote at meetings of shareholders. The holders of Second Preference Shares will not be entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

Warrants and Options

        As a result of the Combination, Wheaton Warrants will be outstanding entitling the holders thereof to purchase an aggregate of 97,168,510 Axiom Gold Shares at prices ranging from Cdn$3.00 to Cdn$5.64 with expiry dates of either May 30, 2007 or August 25, 2008. In addition, as a result of the Combination, Wheaton Options will be outstanding entitling the holders thereof to purchase an aggregate of 13,164,888 Axiom Gold Shares at prices ranging from Cdn$1.04 to Cdn$7.13 with the latest expiry date being February 10, 2009. There will also be options of IAMGold outstanding entitling the holders thereof to purchase an aggregate of 5,993,200 Axiom Gold Shares at prices ranging from Cdn$1.25 to Cdn$9.02 with the latest expiry date being December 18, 2012.

Mineral Reserves and Mineral Resources

        The following table sets forth the estimated proven and probable mineral reserves for each of the material mineral properties of IAMGold and Wheaton as at December 31, 2003, except for the Tarkwa and Damang mines which are as at June 30, 2003. Since December 31, 2003, and June 30, 2003 in the case of the Tarkwa and Damang mines, there has been no material change to the estimated mineral reserves reported in the following table.

Proven and Probable Mineral Reserves(1)

			Grade			Contained Metal
Deposit	Category	Tonnes (000s)	Gold (grams per tonne)	Silver (grams per tonne)	Copper (%)	Gold (ounces) (000s)	Silver (ounces) (000s)	Gold Equivalent Ounces(16) (000s)	Copper (tonnes)
IAMGold's Assets
Sadiola(2)(3)(4)(5)	Proven	2,470	1.9	—	—	155	—	155	—
(IAMGold's 38% interest)	Probable	7,560	3.6	—	—	870	—	870	—

	Proven + Probable	10,030	3.2	—	—	1,025	—	1,025	—

Yatela(2)(5)(6)	Proven	760	1.0	—	—	25	—	25	—
(IAMGold's 40% interest)	Probable	2,720	4.1	—	—	360	—	360	—

	Proven + Probable	3,480	3.3	—	—	385	—	385	—

Tarkwa(7)(8)(9)(10)(11)	Proven	32,320	1.4	—	—	1,405	—	1,405	—
(IAMGold's 18.9% interest)	Probable	11,530	1.2	—	—	455	—	455	—

	Proven + Probable	43,850	1.3	—	—	1,860	—	1,860	—

Damang(7)(8)(9)	Proven	2,680	1.5	—	—	130	—	130	—
(IAMGold's 18.9% interest)	Probable	590	2.5	—	—	45	—	45	—

	Proven + Probable	3,270	1.7	—	—	175	—	175	—

Wheaton River's Assets
Alumbrera Mine(12)	Proven	115,500	0.57	—	0.50	2,117	—	2,117	577,500
(Wheaton's 37.5% interest)	Probable	8,630	0.49	—	0.47	136	—	136	40,540

	Proven + Probable	124,130	0.56	—	0.50	2,253	—	2,253	618,040

Luismin(13)	Proven	880	5.16	414	—	145	11,670	322	—
— San Dimas	Probable	1,360	5.16	412	—	226	18,060	500	—

	Proven + Probable	2,240	5.16	413	—	371	29,730	822	—

Luismin(13)	Proven	530	3.75	64	—	64	1,090	76	—
— San Martin	Probable	500	3.37	120	—	54	1,940	76	—

	Proven + Probable	1,040	3.56	91	—	119	3,030	152	—

Luismin(13)	Proven	880	3.94	—	—	111	—	111	—
— Nukay	Probable	720	4.09	—	—	95	—	95	—

	Proven + Probable	1,600	4.01	—	—	206	—	206	—

Peak Mine(14)	Proven	570	3.82	—	0.53	70	—	70	3,010
	Probable	1,780	7.33	—	0.54	419	—	419	9,530

	Proven + Probable	2,350	6.48	—	0.53	489	—	489	12,540

Amapari(15)	Proven	3,350	2.15	—	—	232	—	232	—
	Probable	11,430	3.15	—	—	1,159	—	1,159	—

	Proven + Probable	14,780	2.93	—	—	1,390	—	1,390	—

Total	Proven					4,455	12,760	4,645	580,515
	Probable					3,820	19,990	4,110	50,065

	Proven + Probable					8,275	32,750	8,755	630,580

(1)
All mineral reserves have been calculated as of December 31, 2003, other than the mineral reserves with respect to the Amapari project which are as of January 9, 2004 and the mineral reserves with respect to the Tarkwa and Damang mines which are as of June 30, 2003, in accordance with the "CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the "CIM Standards") or the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"). The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

(2)
Pit optimized and designed using a $325 per ounce gold price.

(3)
Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(4)
All the mineral reserves in the proved category are stockpile material. All the mineral reserves in the probable category are in-pit.

(5)
The mineral reserves for the Sadiola and Yatela mines have been estimated by Sadiola and Yatela mine staff G. Cooper, T. Gell, M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth who are competent persons under the JORC Code. The mineral reserves are classified as proved and probable, and are based on the JORC Code. Mineral reserves calculated by the mine staff underwent an audit by competent persons at AngloGold, including V. Chamberlain and D. Worrall.

(6)
Based on an economic mining cut-off grade of 1.11 grams of gold per tonne for Yatela and 1.30 grams of gold per tonne for Alamoutala and assuming 85% recovery for oxide material and 75% recovery for sulphide material.

(7)
Based on gold price of $325 per ounce and estimated in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code) and reconciled to, and conformed to, the JORC Code. No material differences arise in the estimate if the CIM Standards are used.

(8)
The mineral reserves for the Tarkwa and Damang mines have been estimated by Gary Chapman, the Manager of Mine Planning and Resource Management at those mines, who is a competent person under the JORC Code.

(9)
Low-grade operational stockpiles included in proven ore reserves.

(10)
The reserve is based on heap leach, mill and owner mining cost.

(11)
10% tonnage factor and no grade factor applied.

(12)
The mineral reserves for the Alumbrera Mine have been estimated by C. R. Van Order, P.Eng. at Minera Alumbrera Limited who is a competent person under the JORC Code. The mineral reserves are classified as proved and probable, and are based on the JORC Code.

(13)
The mineral reserves for the Luismin deposits have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants who are each qualified persons under NI 43-101. The mineral reserves are classified as proven and probable, and are based on the CIM Standards.

(14)
The mineral reserves for the Peak Mine have been estimated by Robert Cooper at Peak Gold Mines Pty Ltd. who is a competent person under the JORC Code. The mineral reserves are classified as proved and probable, and are based on the JORC Code.

(15)
The mineral reserves for the Amapari project set out in the table above have been estimated by Harry Burgess, P.Eng. at Micon International Limited and D.W. Hooley, B.Sc.(Eng.) at Micon International Limited who are each competent persons under the JORC Code. The mineral reserves are classified as proved and probable, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004.

(16)
Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and using appropriate process recovery rates for each operation. Gold equivalent ounces are exclusive of copper reserves and resources.

        The following table sets forth the estimated measured, indicated and inferred mineral resources for each of IAMGold and Wheaton as at December 31, 2003, except for the Tarkwa and Damang mines which are as at June 30, 2003. Since December 31, 2003, and June 30, 2003 in the case of the Tarkwa and Damang mines, there has been no material change to the estimated mineral resources reported in the following table.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

        This section uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

IAMGold Corporation Assets
Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(including Proven and Probable Mineral Reserves)

			Grade
				Contained Metal
			Gold (grams per tonne)
Deposit	Category	Tonnes (000s)		Gold (ounces) (000s)	Gold Equivalent Ounces(9) (000s)
Sadiola(4)(5)	Measured	6,500	1.7	355	355
(IAMGold's 38% interest)	Indicated	10,070	2.6	850	850

	Measured + Indicated	16,570	2.2	1,205	1,205

	Inferred	54,800	1.8	3,090	3,090
Yatela(4)(6)	Measured	1,480	1.1	50	50
(IAMGold's 40% interest)	Indicated	6,240	2.6	515	515

	Measured + Indicated	7,720	2.3	565	565

	Inferred	1,760	1.0	60	60
Tarkwa(7)(8)	Measured	37,590	1.4	1,700	1,700
(IAMGold's 18.9% interest)	Indicated	42,070	1.3	1,810	1,810

	Measured + Indicated	79,660	1.3	3,510	3,510

	Inferred	9,530	2.3	710	710
Damang(7)(8)	Measured	3,250	1.5	160	160
(IAMGold's 18.9% interest)	Indicated	1,460	2.0	90	90

	Measured + Indicated	4,710	1.7	250	250

	Inferred	550	1.9	35	35

(1)
All mineral resources have been calculated as of December 31, 2003, other than the mineral resources with respect to the Tarkwa and Damang mines which are as of June 30, 2003, in accordance with the JORC Code.

(2)
Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(3)
Numbers have been rounded.

(4)
The mineral resources for the Sadiola and Yatela mines have been estimated by Sadiola and Yatela mine staff G. Cooper, T. Gell, M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth who are Competent Persons under the JORC Code. The mineral resources are classified as measured, indicated and inferred, and are based on the JORC Code. Mineral resources calculated by the mine staff underwent an audit by Competent Person,V. Chamberlain at AngloGold.

(5)
A cut-off grade of 0.7 grams of gold per tonne was used within a $400 per ounce pit shell.

(6)
A $400 per ounce pit and cut-off grades of 0.4 and 0.7 grams of gold per tonne were used for the Yatela main pit and Alamoutala pit, respectively.

(7)
Mineral resources for the Tarkwa and Damang mines set out in the table above have been estimated by Gary Chapman, the Manager of Mine Planning and Resource Management at those mines, who is a Competent Person under the JORC Code.

(8)
Mineral resources are at a gold price of $400 per ounce and have been estimated in accordance with the SAMREC Code and have been reconciled to, and conformed to, the JORC Code. No material differences arise in the estimate of mineral resources if the CIM Standards are used.

(9)
Gold equivalent ounces are identical to gold ounces for the IAMGold assets as there is no silver content.

Wheaton River Gold Assets(1)(2)(3)
Measured, Indicated and Inferred Mineral Resources
(excluding Proven and Probable Mineral Reserves)

			Grade
						Contained Metal
			Gold (grams per tonne)	Silver (grams per tonne)
Deposit	Category	Tonnes (000s)			Copper (%)	Gold (ounces) (000s)	Silver (ounces) (000s)	Gold Equivalent Ounces(9) (000s)	Copper (tonnes)
Luismin(4)	Measured	—	—	—	—	—	—	—	—
— San Dimas	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred(9)	12,900	3.3	317		1,380	131,800	3,380	—
Luismin(4)	Measured	—	—	—	—	—	—	—	—
— San Martin	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	2,100	2.7	127	—	190	8,700	280	—
Luismin(4)	Measured	—	—	—	—	—	—	—	—
— Nukay	Indicated	2,260	4.87	—	—	354	—	354	—

	Measured + Indicated	2,260	4.87	—	—	354	—	354	—

	Inferred	2,600	2.5		—	210	—	210	—

Luismin(5)	Measured	8,250	1.64	—	—	435	—	435	—
— Los Filos	Indicated	30,480	1.37	—	—	1,343	—	1,343	—

	Measured + Indicated	38,730	1.43	—	—	1,778	—	1,778	—

	Inferred	11,600	1.4	—	—	500	—	500	—
Amaparí(6)	Measured	2,040	0.86	—	—	56	—	56	—
	Indicated	4,520	1.69	—	—	245	—	245	—

	Measured + Indicated	6,560	1.43	—	—	301	—	301	—

	Inferred	7,500	4.1	—	—	980	—	980	—
Peak Mine(7)	Measured	560	2.33	—	1.22	42	—	42	6,840
	Indicated	480	5.38	—	0.67	83	—	83	3,200

	Measured + Indicated	1,040	3.73		0.96	125	—	125	10,040

	Inferred	3,200	8.4	—	1.2	870	—	870	37,760
El Limon(8)	Measured	—	—	—	—	—	—	—	—
(Wheaton's 21.2% interest)	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	4,200	3.1	—	—	420	—	420	—

(1)
Mineral resources have been calculated as of December 31, 2003.

(2)
Mineral resources which are not mineral reserves do not have demonstrated economic viability

(3)
Numbers have been rounded.

(4)
The mineral resources for the Luismin deposits have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants who are each qualified persons under NI 43-101. The mineral resources are classified as indicated and inferred, and are based on the CIM Standards.

(5)
The mineral resources for the Los Filos deposits have been estimated by Gary Giroux, P.Eng. at Micon International Limited who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred, and are based on the CIM Standards.

(6)
The mineral resources for the Amapari project have been estimated by Ken Grace, P.Eng. at Micon International Limited who is a competent person under the JORC Code. The mineral resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(7)
The mineral resources for the Peak Mine have been estimated by Dave Keough at Peak Gold Mines who is a competent person under the JORC Code. The mineral resources are classified as measured, indicated and inferred, and are based on the JORC Code.

(8)
The mineral resources for the El Limon deposits set out in the table above have been estimated by James N. Grey, P.Geo. at Teck Cominco and Al N. Samis, P.Geo. at Teck Cominco who are each qualified persons under NI 43-101. The mineral resources are classified as inferred, and are based on the CIM Standards.

(9)
Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and using appropriate process recovery rates for each operation.

Pro Forma Resource Metal Content

	Measured and Indicated Mineral Resources(1)				Inferred Mineral Resources
Deposit	Gold (ounces) (000s)	Silver (ounces) (000s)	Gold Equivalent(2) (ounces) (000s)	Copper (tonnes)	Gold (ounces) (000s)	Silver (ounces) (000s)	Gold Equivalent(2) (ounces) (000s)	Copper (tonnes)
Sadiola	180	—	180	—	3,090	—	3,090	—
Yatela	180	—	180	—	60	—	60	—
Tarkwa	1,650	—	1,650	—	710	—	710	—
Damang	75	—	75	—	35	—	35	—
Luismin — San Dimas	—	—	—	—	1,380	131,800	3,380	—
Luismin — San Martin	—	—	—	—	190	8,700	280	—
Luismin — Nukay	354	—	354	—	210	—	210	—
Luismin — Los Filos	1,778	—	1,778	—	500	—	500	—
Amaparí	301	—	301	—	980	—	980	—
Peak	125	—	125	10,040	870	—	870	37,760
El Limón	—	—	—	—	420	—	420	—

Totals	4,643	—	4,643	10,040	8,445	140,500	10,535	37,760

(1)
Excluding proven and probable ore reserves.

(2)
Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and using appropriate process recovery rates for each operation.

Summary Operating Information

        The following table sets forth certain information relating to the production of gold, silver and copper by IAMGold and Wheaton and their pro forma production of gold, silver and copper for 2003. "Average total cash costs" is furnished to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles. The data included in the table was derived from Exhibits B, C, D and E to this Circular. "Average total cash costs" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Costs are derived from amounts included in the consolidated statement of operations for each of IAMGold and Wheaton and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces produced to arrive at the total cash costs of production. The measure, along with production and unit realized price of production, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.

2003
IAMGold
Sales
Gold (ounces)	423,000
Average realized price
Gold (per ounce)	$366
Average total cash cost (per gold ounce)	$225
Wheaton
Sales
Gold (ounces)	369,300
Silver (ounces)	6,054,200
Gold equivalent (ounces)(1)	450,100
Copper (pounds)	113,718,700
Average realized price
Gold (per ounce)	$365
Silver (per ounce)	$4.88
Copper (per pound)	$0.86
Average total cash cost (per gold equivalent ounce)	$61
Pro Forma Sales (ounces)
Gold (ounces)	792,300
Silver (ounces)	6,054,200
Gold equivalent (ounces)	873,100
Copper (pounds)	113,718,700
Average total cash cost (per gold equivalent ounce)	$140

(1)
Silver sales at the Luismin Mines are accounted for on a gold equivalent basis and are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003, the equivalency ratio was 75 ounces of silver equals one ounce of gold sold. For the year ended December 31, 2002, the equivalency ratio was 69 ounces of silver equals one ounce of gold sold.

Business Strategy

        Following the completion of the Combination, Axiom Gold will continue to pursue gold exploration, development and production opportunities primarily in the Americas, West Africa and Australasia. Size and costs will be the critical factors in these exploration, development and acquisition activities. The focus will be on projects which have the potential to increase the long term production base by at least 15% per annum with operating costs at or below the global gold industry average.

LEGAL MATTERS

        Certain legal matters in connection with the Combination will be passed upon by Fraser Milner Casgrain LLP and by Dorsey & Whitney LLP on behalf of IAMGold and by Cassels Brock & Blackwell LLP and by Perkins, Smith & Cohen, LLP on behalf of Wheaton.

IAMGOLD DIRECTORS' APPROVAL

        The contents and the sending of this Circular to IAMGold Shareholders has been approved by the IAMGold Board of Directors.

        Wheaton has provided the information contained in this Circular concerning Wheaton, its subsidiaries and the companies and partnerships in which it has equity investments, including the information incorporated by reference herein, and Wheaton's financial information and financial statements. IAMGold assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Wheaton to disclose facts or events which may affect the accuracy of any such information.

        DATED at Toronto, Ontario this 30th day of April, 2004.

BY ORDER OF THE BOARD
JOSEPH F. CONWAY President and Chief Executive Officer

WHEATON DIRECTORS' APPROVAL

        The contents and the sending of this Circular to Wheaton Shareholders has been approved by the Wheaton Board of Directors.

        IAMGold has provided the information contained in this Circular concerning IAMGold, its subsidiaries and the companies and partnerships in which it has equity investments, including the information incorporated by reference herein, and IAMGold's financial information and financial statements. Wheaton assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of IAMGold to disclose facts or events which may affect the accuracy of any such information.

        DATED at Vancouver, British Columbia this 30th day of April, 2004.

BY ORDER OF THE BOARD
IAN W. TELFER Chairman and Chief Executive Officer

SCHEDULE A

SHARE ISSUE RESOLUTION

BE IT RESOLVED THAT:

1.
the issue (the "Share Issue") of up to approximately 422,849,250 common shares of IAMGold Corporation ("IAMGold") in connection with the business combination transaction involving IAMGold and Wheaton River Minerals Ltd. ("Wheaton"), including approximately 110,333,398 common shares of IAMGold which may be issued upon the exercise of outstanding warrants and options to purchase common shares of Wheaton, be, and it hereby is, authorized and approved; and

2.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Share Issue and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Share Issue or in order to give effect to the intent of the foregoing paragraph of this resolution.

SA-1

SCHEDULE B

AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.
IAMGold Corporation ("IAMGold") is hereby authorized to apply for a certificate of amendment under the provisions of the Canada Business Corporations Act (the "CBCA") to amend its articles (the "Amendment") to increase the maximum number of directors of IAMGold from 10 to 16 and to change the name of IAMGold to "Axiom Gold Corporation" or such other name as the directors of IAMGold may determine;

2.
notwithstanding that this special resolution has been passed by the shareholders of IAMGold, the directors of IAMGold are hereby authorized and empowered not to proceed with the filing of the articles of amendment to increase the maximum number of directors of IAMGold and to change the name of IAMGold at any time prior to the issue of a certificate of amendment without further approval of the shareholders of IAMGold;

3.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute, under the seal of IAMGold or otherwise, and to deliver for filing with the Director under the CBCA articles of amendment in respect of the Amendment and such other documents as are necessary or desirable in connection with the Amendment; and

4.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Amendment and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Amendment or in order to give effect to the intent of the foregoing paragraphs of this resolution.

SB-1

SCHEDULE C

SHARE INCENTIVE PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
the share incentive plan (the "Share Incentive Plan") of IAMGold Corporation ("IAMGold") be, and it hereby is, amended to increase the number of common shares of IAMGold ("IAMGold Shares") which may be issued pursuant to the share option plan comprising part of the Share Incentive Plan to 14,250,000 IAMGold Shares;

2.
conditional upon the business combination transaction involving IAMGold and Wheaton River Minerals Ltd. becoming effective, the Share Incentive Plan be, and it hereby is, further amended to increase the maximum number of IAMGold Shares which may be issued under the share option plan comprising part of the Share Incentive Plan to 32,250,000 IAMGold Shares; and

3.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such agreements and other documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing paragraphs of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing paragraphs of this resolution or in order to give effect to the intent of the foregoing paragraphs of this resolution.

SC-1

SCHEDULE D

BY-LAW RESOLUTION

BE IT RESOLVED THAT:

1.
the repeal of the general by-law of IAMGold Corporation ("IAMGold") adopted on October 17, 1994 be, and it hereby is, confirmed;

2.
the general by-law attached as Exhibit K to the joint management information circular of IAMGold and Wheaton River Minerals Ltd. dated April 30, 2004 be, and it hereby is, confirmed as a by-law of IAMGold, subject to such additions, deletions or other changes thereto, if any, as any one officer or any one director of IAMGold may consider necessary or desirable and shall approve; and

3.
any one officer or any one director of IAMGold be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of IAMGold, to execute or to cause to be executed, under the seal of IAMGold or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing paragraphs of this resolution and shall approve, such approval to be conclusively evidenced by the execution thereof by IAMGold, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing paragraphs of this resolution or in order to give effect to the intent of the foregoing paragraphs of this resolution.

SD-1

SCHEDULE E

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
the arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Wheaton River Minerals Ltd. ("Wheaton"), IAMGold Corporation ("IAMGold") and 2045230 Ontario Inc. ("IAMGold Subco"), a wholly-owned subsidiary of IAMGold, pursuant to which, among other things, Wheaton will amalgamate with IAMGold Subco, each shareholder of Wheaton (except a shareholder who exercises the right to dissent from this special resolution) will be entitled to receive common shares of IAMGold in exchange for the common shares of Wheaton held by such shareholder on the basis of 0.55 of a common share of IAMGold for each common share of Wheaton held by such shareholder, the amalgamated corporation will be a wholly-owned subsidiary of IAMGold, all as set forth in the plan of arrangement (the "Plan of Arrangement") attached as Schedule A to Exhibit G to the joint management information circular of IAMGold and Wheaton dated April 30, 2004 (the "Circular"), is hereby authorized, approved and adopted;

2.
the arrangement agreement dated as of April 23, 2004, as amended and restated as of April 29, 2004, between IAMGold, IAMGold Subco and Wheaton (the "Arrangement Agreement"), the actions of the directors of Wheaton in approving the Arrangement and the actions of the directors and officers of Wheaton in executing and delivering the Arrangement Agreement are hereby confirmed, ratified and approved;

3.
notwithstanding that this special resolution has been passed (and the Arrangement adopted) by the shareholders of Wheaton or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Wheaton are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, or (ii) not to proceed with the Arrangement at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the shareholders of Wheaton;

4.
any officer or director of Wheaton is hereby authorized, acting for, in the name of and on behalf of Wheaton, to execute, under the seal of Wheaton or otherwise, and to deliver for filing articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement; and

5.
any one officer or any one director of Wheaton be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of Wheaton, to execute or to cause to be executed, under the seal of Wheaton or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by Wheaton, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraphs of this resolution.

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EXHIBIT A-1

INTERIM ORDER

         Commercial List Court No. 04-CL-5407

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE JUSTICE PEPALL ON BEHALF OF:	THURSDAY, THE 29TH DAY OF APRIL, 2004

WHEATON RIVER MINERALS LTD.
and 2045230 ONTARIO INC.

Applicants

        IN THE MATTER OF Section 182 of the BUSINESS CORPORATIONS ACT (ONTARIO), being Chapter B.16 of The Revised Statutes of Ontario 1990, as amended

        AND IN THE MATTER OF a Proposed Arrangement involving WHEATON RIVER MINERALS LTD. and 2045230 ONTARIO INC.

INTERIM ORDER

        THIS MOTION, made by the Applicants for advice and directions of the Court in connection with a proposed arrangement under Section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA") and for an Order:

  (a)
  abridging the time for service of or dispensing with service of the Notice of Motion and Motion Record;

  (b)
  authorizing the Applicant Wheaton River Minerals Ltd. ("Wheaton") to call and conduct a meeting of the holders of its common shares to adopt and approve the proposed plan of arrangement; and

  (c)
  granting certain other ancillary relief,

was heard this day at Toronto, Ontario.

        ON READING the Notice of Application and Notice of Motion herein, the Affidavit of Peter D. Barnes sworn April 27, 2004 (the "Supporting Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicants,

Service

1.        THIS COURT ORDERS that the time for service of the Notice of Motion and Motion Record be and the same is hereby abridged and that the Notice of Motion is properly returnable today and that service of the Notice of Motion and Motion Record on any of the holders (the "Wheaton Shareholders") of Wheaton's outstanding common shares or on any other interested party is hereby dispensed with.

The Meeting

2.        THIS COURT ORDERS that Wheaton is authorized to call, hold and conduct a special meeting (the "Meeting") of the Wheaton Shareholders to consider and, if deemed advisable, to pass, with or without variation, among other things, a special resolution to adopt and approve the proposed plan of arrangement (the "Plan of Arrangement") referred to in the Supporting Affidavit or as subsequently modified.

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3.        THIS COURT ORDERS that Wheaton, if it deems advisable, is specifically authorized to postpone or adjourn the Meeting on one or more occasions, without the necessity of a further Order of the Court or first convening the Meeting or first obtaining any vote of the Wheaton Shareholders respecting the postponement or adjournment.

4.        THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the articles and the by-laws of Wheaton, including a quorum requirement of at least the holders of 33 1/3% of Wheaton's then outstanding and registered common shares being present, in person or by proxy, at the Meeting.

5.        THIS COURT ORDERS that the only persons entitled to attend the Meeting shall be:

  a)
  the Wheaton Shareholders or their respective proxies;

  b)
  the holders of outstanding options, warrants and other rights to acquire common shares of Wheaton (the "Other Securityholders");

  c)
  the officers, directors, auditors and advisors of Wheaton;

  d)
  representatives and advisors of 2045230 Ontario Inc. and IAMGOLD; and

  e)
  other persons with the permission of the Chairman of the Meeting.

6.        THIS COURT ORDERS that the only persons entitled to vote at the Meeting shall be the Wheaton Shareholders as at the close of business on April 28, 2004 (the "Record Date"), subject to the provisions of the OBCA with respect to persons who become registered holders of common shares of Wheaton after that date, including any Other Securityholders who exercise their rights to acquire such shares and who demand, not later than 10 days before the Meeting, that their names be included on the list of Wheaton Shareholders entitled to vote.

7.        THIS COURT ORDERS that Wheaton shall mail the joint management information circular (the "Information Circular"), substantially in the form attached to the Supporting Affidavit with such amendments as are not inconsistent with the provisions of this Order, the Notice of Application and any other documents or communications determined by Wheaton to be necessary or appropriate, which are not inconsistent with the provisions of this Order (collectively, the "Meeting Materials") to the Wheaton Shareholders and the Other Securityholders, as shown on the applicable registers of Wheaton at the close of business on the Record Date; to Wheaton's directors; to the auditors of Wheaton; and to IAMGOLD; by one of the following methods, not less than twenty-one (21) days before the date of the Meeting, excluding the date of delivery and the date of the Meeting:

  (i)
  in the case of registered Wheaton Shareholders and Other Securityholders, by ordinary prepaid mail, courier or delivery in person to each such holder at his, her or its address as shown on the books or records of Wheaton or its registrar and transfer agent;

  (ii)
  in the case of non-registered Wheaton Shareholders and Other Securityholders, by providing an adequate number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to beneficial holders of the common shares of Wheaton or the rights to acquire such shares;

  (iii)
  in the case of the directors of Wheaton, by courier or delivery in person, addressed to the individual directors;

  (iv)
  in the case of the auditors of Wheaton, by courier or delivery in person, addressed to the firm of auditors; and

  (v)
  in the case of 2045230 Ontario Inc. and IAMGOLD, by courier or by delivery in person to the solicitors for 2045230 Ontario Inc. and IAMGOLD;

  and such mailing, transmission, delivery or distribution, as applicable, shall constitute good and sufficient service of notice of the Application, the Meeting and the hearing in respect of the Application upon such persons, and no other form of service need be made or other material served.

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8.        THIS COURT ORDERS that the Meeting Materials shall be deemed, for the purposes of this Interim Order and the Application, to have been received:

  (i)
  in the case of distribution by ordinary prepaid mail, three (3) business days after delivery thereof to the post office;

  (ii)
  in the case of distribution by courier, one (1) business day after receipt by the courier;

  (iii)
  in the case of distribution by delivery in person, on receipt thereof by the intended addressee; and

  (iv)
  in the case of distribution by facsimile transmission, upon the transmission thereof.

9.        THIS COURT ORDERS that Wheaton is authorized, at its own expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

10.        THIS COURT ORDERS that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in this order, shall not invalidate any resolution passed at the Meeting or the proceedings herein and shall not constitute a breach of this Order, but if any such failure or omission is brought to the attention of Wheaton, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

11.        THIS COURT ORDERS that the Meeting shall be conducted at the location specified in the Notice of Meeting.

12.        THIS COURT ORDERS that Ian W. Telfer, the Chairman of the Board of Directors and the Chief Executive Officer of Wheaton, or such other person as may be appointed in accordance with the by-laws of Wheaton, shall preside as the Chairman of the Meeting, and, subject to the provisions of the OBCA and subject to the provisions of this order, shall decide all matters relating to the conduct of the Meeting.

13.        THIS COURT ORDERS that the Chairman shall direct a vote, by poll, at the Meeting in respect of a special resolution relating to the Plan of Arrangement (the "Arrangement Resolution") and the vote required to pass the Arrangement Resolution, with or without variation, shall be the affirmative vote not less than two-thirds of the votes cast in relation to the Arrangement Resolution by the Wheaton Shareholders, present in person or represented by proxy at the Meeting.

Rights of Dissent

14.        THIS COURT ORDERS that registered Wheaton Shareholders shall be entitled to exercise rights of dissent and appraisal, in accordance with and in compliance with section 185 of the OBCA (except as the procedures of that section are varied by this paragraph 14) and the Plan of Arrangement, and to seek fair value for the common shares of Wheaton, for which value, notwithstanding anything to the contrary in section 185 of the OBCA, shall be determined as at the time the Arrangement is effected on the effective date of the Arrangement, provided that any Wheaton Shareholder who wishes to dissent:

  (a)
  as a condition precedent thereto must have provided a written dissent notice objecting to the Arrangement Resolution to Wheaton River Minerals Ltd., c/o Cassels Brock & Blackwell LLP, Suite 2100 40 King Street West, Toronto, Ontario M5H 3C2, Attention: Paul Stein, Corporate Secretary, facsimile no: 416-350-6949, not later than 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Meeting; and

  (b)
  must otherwise strictly comply with section 185 of the OBCA and, for the purposes of these proceedings, references to the "court" in section 185 of the OBCA means this court.

Any such Wheaton Shareholder who exercises such right of dissent and who:

  (c)
  is ultimately entitled to be paid fair value for his, her or its common shares of Wheaton shall be deemed to have transferred such shares to Wheaton for cancellation on the date on which the Arrangement becomes effective under the OBCA, but shall not be entitled to any other payment or

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    consideration, including any payment that would be payable under the Plan of Arrangement had such holder not exercised such right of dissent; or

  (d)
  for any reason is ultimately not entitled to be paid fair value for his, her or its common shares of Wheaton shall be deemed to have participated in the Plan of Arrangement on the same basis and at the same time as any other non-dissenting Wheaton Shareholder and shall be entitled to receive IAMGOLD shares on the same basis as any other non-dissenting holder under the Plan of Arrangement.

Approval of Arrangement

15.        THIS COURT ORDERS that upon adoption and approval of the Plan of Arrangement by the Wheaton Shareholders in the manner set forth in this Order, the Applicants may apply to this Court on Friday, June 11, 2004 at 10:00 a.m. for approval of the Plan of Arrangement (the "Approval Application"), with or without variation, and that service of the Notice of Application herein, in accordance with this Order and in accordance with the provisions below, shall constitute good and sufficient service of such Notice of Application upon all persons and entities who are entitled to receive such Notice of Application and no other form of service need be made and no other material need be served on such persons in respect of the Approval Application, unless a Notice of Appearance is served on the Applicants' solicitors in accordance with the terms herein.

16.        THIS COURT ORDERS that any of the Applicant's Shareholders or any other interested person or entity may appear at the Approval Application provided such holder or person serves a Notice of Intention to Appear on Wheaton's counsel (Cassels, Brock & Blackwell LLP, Suite 2100, 40 King Street West, Toronto, M5H 3C2, Attention: Robert B. Cohen) and files it with the Court no later than five (5) days prior to the Approval Application, and the Notice of Intention to Appear shall set out the address for service in respect of such holder or person and indicate whether such holder or person intends to support or oppose the Approval Application or make submissions thereat together with any evidence or materials which are to be presented to this Court.

17.        THIS COURT ORDERS that the Applicant may, at any time, seek leave to vary this Order without further notice.

18.        THIS COURT ORDERS that notice of the Application herein in the form of notice attached as Schedule "A" hereto shall be published in the Toronto Globe & Mail and the Vancouver Globe & Mail on two (2) days between seven (7) and ten (10) days apart, the latter notice to appear no later than June 4, 2004 and that such notice shall constitute good and sufficient notice of this Application on all interested persons who may wish to appear in this proceeding and no other form of service need be made with such form and service being effective on the day after final publication of such notice.

"Justice Pepall"

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SCHEDULE "A" TO THE ORDER
OF THE ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
MADE ON APRIL 29, 2004

        NOTICE IS HEREBY GIVEN that Wheaton River Minerals Ltd. ("Wheaton") is proposing a plan of arrangement with a wholly-owned subsidiary of IAMGOLD Corporation pursuant to the provisions of the Business Corporations Act (Ontario) and that holders of common shares, options, warrants and other rights to acquire common shares and creditors of Wheaton may appear and be heard at the hearing scheduled before a judge presiding over the Commercial List on Friday, June 11, 2004 at 10:00 a.m. at 393 University Avenue, Toronto, Ontario, if they comply with the requirements set out in both the Notice of Application with respect to such hearing and the Interim Order of the court, a copy of each of which is attached as an exhibit to the joint management information circular delivered to the shareholders of Wheaton with respect to the meeting of its shareholders to be held on Tuesday, June 8, 2004. Copies of the joint management information circular prepared in connection with such meeting may be obtained from the transfer agent of Wheaton at CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6.

A-1-5

WHEATON RIVER MINERALS LTD. and 2045230 ONTARIO INC.

Commercial List Court No. 04-CL-5407

Applicants

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at TORONTO
INTERIM ORDER
CASSELS BROCK & BLACKWELL LLP Barristers & Solicitors Scotia Plaza, Suite 2100 40 King Street West Toronto, Ontario M5H 3C2
Robert B. Cohen, LSUC #32187D Tel: (416) 869-5425 Fax: (416) 350-6929 Solicitors for the Applicant, Wheaton River Minerals Ltd.

A-1-6

EXHIBIT A-2

NOTICE OF APPLICATION

Commercial List Court No. 04-CL-5407

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

ON BEHALF OF:

WHEATON RIVER MINERALS LTD. and
2045230 ONTARIO INC.

Applicants

IN THE MATTER OF Section 182 of the ONTARIO BUSINESS CORPORATIONS ACT, being Chapter B.16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving WHEATON RIVER MINERALS LTD. and 2045230 ONTARIO INC.

NOTICE OF APPLICATION

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicants. The claim made by the applicant appears on the following pages.

        THIS APPLICATION will be made to a judge presiding over the Commercial List on Thursday, April 29, 2004 at 9:30 a.m. at 393 University Avenue, 8th Floor, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with the documents in the application, you or an Ontario lawyer acting for you must prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer(s) or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyers(s) must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you and your lawyer(s) must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer(s) or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO DEFEND THIS PROCEEDING BUT

A-2-1

ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LEGAL AID OFFICE.

Date April 27, 2004
	Issued by	/s/ LOCAL REGISTRAR Local Registrar
	Address of court office	393 University Avenue Toronto ON M5G 1E6
TO:	ALL HOLDERS OF SHARES, WARRANTS AND OPTIONS OF WHEATON RIVER MINERALS LTD.
AND TO:	OTHER PERSONS AND ENTITIES HAVING AN INTEREST IN THE AFFAIRS OF WHEATON RIVER MINERALS LTD.
AND TO:	IAMGOLD CORPORATION 220 Bay Street 5th Floor Toronto, Ontario M5J 2W4
AND TO:	FRASER MILNER CASGRAIN LLP Barristers and Solicitors 1 First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2
Christopher J. Matthews Tel: 416 863-4364 Fax: 416 863-4592
Solicitors for 2045230 Ontario Inc. and IAMGOLD Corporation

A-2-2

APPLICATION

1.     THE APPLICANTS MAKE APPLICATION FOR:

  (a)
  An interim order for advice and directions of this Honourable Court pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the "OBCA"), with respect to notice, the conduct of a meeting (the "Meeting") of the shareholders of the Wheaton River Minerals Ltd. ("Wheaton") and such other matters pertaining to a proposed arrangement (the "Arrangement") involving the Applicants, as described below;

  (b)
  A final order of the Superior Court of Justice pursuant to subsection 182(5) of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, approving the Arrangement if it is adopted and approved by the shareholders of Wheaton (the "Wheaton Shareholders") at the Meeting; and

  (c)
  Such further and other relief as to this Honourable Court seems just.

2.     THE GROUNDS FOR THE APPLICATION ARE:

  (a)
  Wheaton is a corporation incorporated under the OBCA. The common shares and warrants of Wheaton are publicly traded, and it carries on business in the mining industry;

  (b)
  Wheaton intends to combine its business (the "Arrangement") with another public company in the mining industry, IAMGOLD Corporation ("IAMGOLD"), by way of amalgamating with a wholly-owned subsidiary of IAMGOLD, the Applicant 2045230 Ontario Inc., so as to constitute an "arrangement" under section 182 of the OBCA;

  (c)
  the Arrangement, if effected, is fair and reasonable to the Wheaton Shareholders and to the holders of warrants, options or other rights to acquire common shares of Wheaton (the "Other Securityholders");

  (d)
  the common shares of IAMGOLD to be issued to Wheaton Shareholders pursuant to the Arrangement will be issued in reliance upon the exemption provided by section 3(a)(10) of the United States Securities Act of 1933, as amended;

  (e)
  pursuant to an interim order (the "Interim Order") of this Court to be obtained by the Applicants, notice of this application will be served on all Wheaton Shareholders and Other Securityholders at their respective registered addresses as they appear on the books of Wheaton at the close of business on April 28, 2004, including those Wheaton Shareholders and Other Securityholders whose registered addresses are outside the Province of Ontario with service hereof on persons outside Ontario to be effected pursuant to Rules 17.02(n) and (o) of the Rules of Civil Procedure and the Interim Order and, with respect to all other persons and entities having an interest in the affairs of Wheaton, notice of this application will be given in accordance with the provisions of the Interim Order;

  (f)
  Rules 14.05 and 38 of the Rules of Civil Procedure;

  (g)
  section 182 of the OBCA; and

  (h)
  such further and other grounds as counsel may advise and this Honourable Court may permit.

3.     THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the application:

  (a)
  the affidavit of Peter D. Barnes, Executive Vice President and Chief Financial Officer of Wheaton, sworn in April of 2004;

  (b)
  a supplementary affidavit to be filed after the Meeting and detailing the events thereat;

  (c)
  such further affidavits of deponents on behalf of the Applicants reporting as to compliance with the Interim Order; and

A-2-3

  (d)
  such further and other documentary evidence as may be necessary for the hearing of the application and as may be permitted by the Court.

April 27, 2004

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2
 Robert B. Cohen LSUC#: 32187D
Tel: 416-869-5425
Fax: 416-350-6929
Solicitors for the Applicant,
Wheaton River Minerals Ltd.

A-2-4

Commercial List Court No.: 04-CL-5407

WHEATON RIVER MINERALS LTD. and 2045230 ONTARIO INC.

                             Applicants

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding Commenced at TORONTO
NOTICE OF APPLICATION
Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2
Robert B. Cohen LSUC#: 32187D Tel: 416-869-5425 Fax: 416-350-6929 Solicitors for the Applicant, Wheaton River Minerals Ltd.

A-2-5

EXHIBIT B

INFORMATION CONCERNING IAMGOLD CORPORATION

        Capitalized terms used in this Exhibit B that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular of IAMGold and Wheaton to which this Exhibit B is attached. All references to dollar amounts in this Exhibit B are to United States dollars unless expressly stated otherwise.

THE COMPANY AND CORPORATE STRUCTURE

Incorporation

        The IAMGold Corporation ("IAMGold") was incorporated under the Canada Business Corporations Act with the name "IAMGold International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of IAMGold were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of IAMGold was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of IAMGold was changed to "IAMGold Corporation". By articles of amalgamation effective April 11, 2000, IAMGold amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with its then wholly-owed subsidiary, Repadre Capital Corporation.

        The registered and principal office of IAMGold is located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4. IAMGold's telephone number is (416) 360-4710 and its website address is http://www.iamgold.com.

Subsidiaries

        The following chart illustrates the corporate structure of IAMGold and the jurisdiction of incorporation of IAMGold, its subsidiaries and related companies.

        Unless the context otherwise requires, "IAMGold" refers to IAMGold Corporation together with its direct and indirect wholly-owned subsidiaries and related companies.

TECHNICAL INFORMATION

Technical Information

        The estimates of ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine and the Damang gold mine set out in this Exhibit B have been calculated in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and Minerals Council of Australia (the "JORC Code"). National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators ("NI 43-101") provides that companies may make disclosures using the reserve and resource categories of the JORC Code, subject to the satisfaction of certain requirements.

Definitions

        The definitions of ore reserves under the JORC Code are as follows:

        An "ore reserve" is the economically mineable part of a measured or indicated mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore reserves are subdivided in order of increasing confidence into probable ore reserves and proved ore reserves.

        A "probable ore reserve" is the economically mineable part of an indicated, and in some circumstances measured, mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        A "proved ore reserve" is the economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        Unless otherwise stated, where the terms ore reserve, proved ore reserve or probable ore reserve are used in this Exhibit B, such terms have the foregoing meanings.

        The definitions of mineral resources under the JORC Code are as follows:

        A "mineral resource" is a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

        An "inferred mineral resource" is that part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and is assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        An "indicated mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        A "measured mineral resource" is that part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        Unless otherwise stated, where the terms mineral resource, measured mineral resource, indicated mineral resource or inferred mineral resource are used in this Exhibit B, such terms have the foregoing meanings. Mineral resources, which are not ore reserves, do not have demonstrated economic viability.

        The foregoing definitions of ore reserves and mineral resources as set forth in the JORC Code have been reconciled to the definitions in the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Standards") adopted under NI 43-101. If ore reserves and mineral resources for the Sadiola gold mine, the Yatela gold mine, the Tarkwa gold mine and the Damang gold mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive differences in the reserve and resources estimates for such mines set forth herein.

Qualified Persons

        Technical information herein for the Sadiola gold mine and the Yatela gold mine relating to the estimates of mineral resources and ore reserves is based on information prepared under the supervision of, or has been reviewed by, Messrs. Vaughn Chamberlain and Tom Gell, both geologists, and David Worrall, Etienne Smuts and Matt Thiel, all mining engineers, all of whom are employed by AngloGold Limited ("AngloGold") and by Mr. Dennis Jones, Vice-President, Exploration, of IAMGold. The description in this Exhibit B of the geology and mineralization and the exploration carried out and the results of such exploration on IAMGold's exploration properties has been prepared under the supervision of, or has been reviewed by, Mr. Jones.

        Technical information herein for the Tarkwa gold mine is based on information contained in a report dated May 2003 entitled "A Technical Report on the Tarkwa Gold Mine, Ghana" (the "Tarkwa Report") prepared by Mr. Dennis Robertson, Senior Geologist of IAMGold, and Mr. Gary Chapman, Mineral Resource Manager of Gold Fields Ghana Limited. Technical information herein relating to the mineral resources and ore reserves for the Tarkwa gold mine was prepared under the supervision of, or was reviewed by, Mr. Chapman.

        Technical information herein for the Damang gold mine is based on information contained in a report dated March 2002 entitled "An Independent Technical Report on the Damang Gold Mine, Ghana" (the "Abosso Report") and filed on SEDAR. Technical information set forth in this Exhibit B relating to the mineral resources and ore reserves for the Damang gold mine was updated from the Abosso Report and was prepared under the supervision of, or was reviewed by, Mr. Chapman.

        All of the foregoing persons are "qualified persons" for the purposes of NI 43-101. Under NI 43-101 a "qualified person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination thereof, has experience relevant to the subject matter of the mineral project and the applicable technical report, and was, at the date of such report, a member in good standing of a prescribed professional association.

Sample Analysis

        The analysis of samples from exploration projects (see "Narrative Description of the Business — Exploration Projects") are carried out at the following accredited analytical laboratories, dependent on the location of the project: Chemex Labs, Chimitec, BC Bondar Clegg Laboratory Group or ITS-Analabs. The industry-standard quality control practices of inserting standards, blanks and duplicates into each batch of samples have been used in the analysis of samples. Quality control is further checked by having selected samples sent for re-analysis at a second laboratory. Gold assays are carried out by conventional fire assay techniques.

GENERAL DEVELOPMENT OF THE BUSINESS

General

        IAMGold is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, IAMGold has interests in various operations and royalty interests on various operations that produce gold and diamonds. IAMGold's principal operations and royalty interests are currently operated by independent third parties. These principal holdings are the following:

  (i)
  an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("SEMOS"), the owner of the mining rights for the mining permit area (the "Sadiola Mining Permit") in Mali on which the Sadiola gold mine (the "Sadiola Gold Mine") is located (See "Narrative Description of the Business — Sadiola Gold Mine");

  (ii)
  an indirect 50% interest in Sadiola Exploration Limited ("SADEX") which holds an 80% interest in Yatela Exploitation Company Limited ("YATELA"), the owner of the mining rights for the mining permit area (the "Yatela Mining Permit") in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela Gold Mine (the "Yatela gold mine") is located (See "Narrative Description of the Business — Yatela Gold Mine");

  (iii)
  an indirect 18.9% interest in Gold Fields Ghana Limited ("GFGL"), the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine (the "Tarkwa Gold Mine") is located (See "Narrative Description of the Business — Tarkwa Gold Mine");

  (iv)
  an indirect 18.9% interest in Abosso Goldfields Limited ("Abosso"), the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine (the "Damang Gold Mine") is located (See "Narrative Description of the Business — Damang Gold Mine");

  (v)
  a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada (See "Narrative Description of the Business — Royalties — Lac de Gras Diamond Royalty"); and

  (vi)
  a 0.72% net smelter return royalty on the Williams mine located in Ontario, Canada (See "Narrative Description of the Business — Royalties — Williams Royalty").

        IAMGold also holds a portfolio of other active and inactive royalty interests on mineral properties located in the Americas and Africa. See "Narrative Description of the Business — Royalties". IAMGold also has exploration properties in West Africa, South America and Canada. See "Narrative Description of the Business — Exploration Properties".

        Effective January 7, 2003, IAMGold completed a business combination transaction with Repadre Capital Corporation (see "General Development of the Business — Significant Acquisitions and Dispositions"). Prior to the completion of the transaction, the principal assets of Repadre Capital Corporation consisted of its 18.9% interests in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Narrative Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties").

Significant Acquisitions and Dispositions

        Effective January 7, 2003, IAMGold completed a business combination transaction with Repadre Capital Corporation pursuant to which Repadre Capital Corporation was amalgamated with a wholly-owned subsidiary of IAMGold pursuant to an arrangement under the provisions of the Business Corporations Act (Ontario). As part of the transaction, each outstanding common share of Repadre Capital Corporation was exchanged for 1.6 common shares of IAMGold, resulting in the issue of an aggregate of 62,978,855 common shares of IAMGold. The total purchase consideration was recorded as $218 million. Prior to the completion of the transaction the principal assets of Repadre Capital Corporation consisted of its 18.9% interest in each of GFGL and Abosso and a portfolio of royalties on mineral properties (see "Narrative Description of the Business — Tarkwa Gold Mine", "— Damang Gold Mine" and "— Royalties"). The amalgamated company, Repadre Capital Corporation, became a wholly-owned subsidiary of IAMGold. While a formal valuation was not required to be obtained in connection with the transaction, each of Repadre Capital Corporation and IAMGold obtained a fairness opinion in connection with the transaction. By articles of amalgamation effective January 1, 2004, IAMGold amalgamated with Repadre Capital Corporation.

Trends

        IAMGold's income, cash flow and gold bullion holdings are significantly affected by fluctuations in the price of gold which has experienced significant price movements over the past three years. The price of gold reached a low of approximately $253 per ounce in July 1999 and has increased to a April 23, 2004 closing price of approximately $395 per ounce. While it appears that there is an upward trend in the price of gold, there has been significant volatility during this period and future movements in the price of gold are beyond the control of IAMGold.

NARRATIVE DESCRIPTION OF THE BUSINESS

Sadiola Gold Mine

Project Description and Location

        The Sadiola Gold Mine consists of an open pit mining operation exploiting the Sadiola gold deposit, associated carbon-in-pulp processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola Gold Mine is owned by SEMOS, which holds the mining rights for gold, silver (and related substances) and platinoids on the Sadiola Mining Permit. The Sadiola Mining Permit covers an area of 302 square kilometres ("km2"). The shareholders of SEMOS are IAMGold, which indirectly owns 38%, AngloGold, the operator, which indirectly owns 38%, the Government of Mali, which owns 18%, and the International Finance Corporation ("IFC"), a member of the World Bank Group, which owns 6%.

SEMOS

        SEMOS is the joint venture company which holds the Sadiola Mining Permit, owns the Sadiola Gold Mine and carries out exploration activities within the Sadiola Mining Permit. SEMOS is governed by an agreement dated September 8, 1994 (the "SEMOS Shareholders Agreement") to which all of the shareholders of SEMOS are a party. Decisions of the directors of SEMOS are by majority vote; however, the approval of at least 75% of the directors is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including the modification of any mining plan, the encumbrancing of assets or the development of another mine.

        Each shareholder of SEMOS can elect to receive its share of the profits of SEMOS either pursuant to a contractual net profit interest or as dividends. There is no difference in the amount of distributions between the net profit interest and dividend methods of receiving profit share. Each shareholder has the right to elect to receive its distributions in kind, subject to the fulfilment of conditions in the SEMOS Shareholders Agreement. Cash distributions are in United States dollars. IAMGold has elected to receive its distributions of profits from SEMOS in the form of a net profit interest.

        SEMOS makes distributions of profits after taking into account repayment of capital, the forecast operating and capital expenses of SEMOS and legal reserves required by applicable corporate law. Operating expenses include all the expenses of SEMOS incurred in connection with its activities including mine operations, depreciation, taxation and legal provisions, but excluding investments.

        Under the terms of the SEMOS Shareholders Agreement, the approval of shareholders holding at least 75% of the issued shares of SEMOS is required for a number of significant decisions affecting the assets, operations or capitalization of SEMOS, including a change in the nature or purpose of SEMOS or a decision to abandon the Sadiola Mining Permit as well as for budget approvals, incurring of indebtedness and profit distributions. A shareholder (other than the Government of Mali) can be forced to relinquish its shares by any other shareholder for breach of the SEMOS Shareholders Agreement, in which event there is a requirement for the valuation of the terminated party's interest and a buyout at such value.

        IAMGold and AngloGold have agreed to vote together at shareholders' meetings with respect to any action requiring 75% shareholder approval or at meetings of directors with respect to any resolution requiring a similar level of approval. There is no requirement to vote together in the event of a conflict of interest with respect to one of the parties voting. If the two parties cannot agree, their shares must be voted against such resolution.

Operator

        AngloGold, through its wholly-owned subsidiary AngloGold Mali S.A. ("AngloGold Mali"), is the operator of the Sadiola Gold Mine. In consideration for its services, AngloGold Mali is entitled to receive a management fee of 1% of revenue derived from operations at the Sadiola Gold Mine, an engineering fee of 4% of capital expenditures at the Sadiola Gold Mine (with some exclusions) and reimbursement for technical and consultancy services (which are to be competitive and consistent with the standard rates charged by AngloGold to other non-operator companies). In addition, AngloGold Mali is entitled to reimbursement for all reasonable costs incurred by it in connection with its services as operator of the Sadiola Gold Mine.

Environment

        Under the concession agreement with the Government of Mali, SEMOS is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the mine permanently ceases operation. A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages, and dust and noise. There is also an integrated environmental management system ("EMS") for the Sadiola Gold Mine. The EMS ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An annual independent environmental audit of the Sadiola Gold Mine is conducted focusing in particular on the EMS, community relations and closure/rehabilitation.

        Initially, the two principal environmental concerns were the use of cyanide and the potential disruption to human and animal movement as a result of the water pipeline. Cyanide is used in the gold extraction process and the issue of residual cyanide content of the tailings has been addressed. The gold plant and tailings dam are managed as a closed system with water flow being strictly controlled and recycled to the maximum possible extent. Any spillage of contaminated process water inside the plant is contained in a concrete bounded area, from where the water is pumped back into the treatment plant process. The tailings dam is fenced and access to the area is strictly controlled. To eliminate pipeline disruption to animal movements and grazing paths in the region, the pipeline was buried over its total length, which enables animals to freely cross the pipeline at all points.

        Two issues now receiving attention are the closure plan and environmental issues associated with the processing of the sulphidic saprolites ore. An environmental impact assessment ("EIA") was prepared as an integral component of the phase 1.1 plant modification program to address, among other things, acid mine drainage issues due to the resultant exposure of sulphide bearing material in the pit and placement of such material on waste rock dumps, ore stockpiles and the tailings dam. The recommendations of the EIA have been adopted and the EMS is being revised as appropriate to address all sulphide related impacts.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 km south of Kayes, the regional capital. Access to the Sadiola Gold Mine from Kayes is by a regional all-weather road. There is an airstrip at the Sadiola Gold Mine capable of handling light aircraft. Kayes is serviced by rail, road and air from Bamako, the capital of Mali, and from Dakar, the capital of Senegal. Bamako has an international airport with daily flights to many other West African and European destinations. There are return flights twice a week between Bamako and Kayes. Dakar is a major port of entry to West Africa by sea and air.

        The Sadiola Mining Permit is for an initial term of 30 years, expiring in 2024, and may be extended by order of the President of Mali if mining operations are ongoing. Under the Malian Mining Code, the Sadiola Mining Permit may be cancelled by a decree of the President in certain events, including: a delay of mining for longer than one year without valid reason in a manner prejudicial to the general interests of Mali; a default in the performance of the obligations under, or the failure to maintain proper records as required by, the concession agreement covering the Sadiola Mining Permit; the non-payment of taxes; conducting mining activities outside of the Sadiola Mining Permit; or ceasing to provide technical and financial guarantees required in order to proceed satisfactorily with mining activities.

        The Sadiola Gold Mine is located in a remote part of Mali with almost no infrastructure. The operation of the mine and process plant required upgrading of the regional gravel road linking the mine to Kayes.

        A 57 km pipeline from the Senegal River, the only reliable source of water in the region, was built to provide approximately 8 million m3 per year of process water in order to ensure that the Sadiola Gold Mine does not impact on local water resources. Potable water for both the mine operation and the mine townsite is supplied from the pipeline and treated prior to distribution.

        Electrical power is provided through Sadiola's diesel powered generating sets which are capable of meeting an average demand of 16.7 megawatts and a peak demand of 17.7 megawatts. Approximately 2.7 million litres of diesel fuel per month for power generation and mining are being supplied under a contract with Total/ELF. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A townsite has been established to the northeast of the Sadiola Gold Mine and provides housing, a primary school, a medical clinic, a park and recreation facilities for mine employees and their dependants, guest accommodation, a post office, a supermarket, sewage treatment facilities and other amenities. There are more than 1,000 employees, including those employed by outside contractors, at the Sadiola Gold Mine. A microwave telephone system tied to the national grid at Kayes and satellite phones link the mine with the outside world.

Geological Setting

        The Sadiola gold deposit is located in the Kenieba-Kedougou inlier that straddles the boundary between Mali and Senegal. The inlier is made up of Lower Proterozoic Birimian metamorphic sediments and volcanics intruded by granitic batholiths.

        The deposit lies to the east of the regional Senegalo-Malian Fault ("SMF") and occurs along the Sadiola Fracture Zone ("SFZ"), a N-S striking, steeply west-dipping shear developed at the contact between impure limestone and greywackes. The SFZ is irregularly intruded by diorite dikes linked to a diorite sill dipping to the south and emplaced into a regional thrust in the impure limestone. The sediments are intensely folded with two phases of folding identified. At depth, mineralization is closely associated with the SFZ and subparallel structures, and with NNE-striking splays below the sill. A longitudinal section of the deposit and the localization of high-grade core intercepts show a well-developed, shallow (±25 degrees) plunge to the south. Post-tectonic activity along 45°N striking steep reverse faults has stacked the deposit to the north, partly undoing the southern plunge. Late normal and/or reverse movement along N-S striking faults have also offset mineralized blocks.

Mineralization

        Pervasive gold mineralization ranging in grade from 2 g/t to 20 g/t occurs along the SFZ over a strike length of more than 2 kilometers ("km"). The mineralization is mainly contained in altered carbonates and to a lesser extent in greywacke, diorite and occasionally in quartz-feldspar porphyry. Primary gold is extremely fine grained, dominantly less than 15 microns, with rare grains approaching 50 microns.

        The deposit has been subjected to intense and deep weathering to variable depths that reach 220 metres ("m") along the SFZ structure. Weathering results in enhanced gold grades in the low-density saprolitic ore (specific gravity of 1.7). In the deeper portion of saprolite, sulphide mineralization still occurs. The transition from sulphidic saprolite to mineralized hard rock is abrupt.

        The Sadiola gold deposit is considered to be a mesothermal-type gold deposit on the basis of the style of mineralization and the alteration associated with the deposit.

Exploration

        Exploration in 2003 within the Sadiola Mining Permit focused on the periphery of the open pit, on surface oxide deposits close to the open pit and on deep drilling of the sulphide mineralization below the oxide open pit. IAMGold's share of exploration work at Sadiola was $3 million in 2003.

        Exploration continues for near surface oxide ore close to the Sadiola plant in order to add to the resources discovered by the successful programs of previous years. In 2002, several targets were advanced to inferred resource status, including FE-2, TS-1 (northern core area) FN-3 and FN Extension. During 2003, infill resource delineation recommenced at FE-3 and FE-4 (1,915 m). Phase V of the Sadiola deep sulphide drilling, which commenced August 2002, was completed March 2003 (39 holes totaling 15,830 m). The objective of this phase of drilling was to test the viability of an "upside" conceptual geological model for the sulphide mineralization as part of an on-going process of verifying that the exploitation of these sulphides can be effected by substantially deepening the Sadiola oxide open-pit beyond its present planned depth of 150 m. The conceptual model, which was based on projections and assumptions made by the mine site technical staff, indicated that there was potential for a substantial amount of hard sulphide mineralization below the soft saprolitic oxide ore body presently being mined, and that at a gold price of $300 per ounce this mineralization might be economically mined. It was stressed at the time, and stressed again here, that this conceptual model was not to be confused with a resource calculation and that the validity of the model was to be tested by the Phase V drilling program.

        The results from the Phase V drilling program have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results indicate the presence of broad zones of mineralization, often measured in several tens of metres, averaging above 3 g/t gold. There is continuity of mineralization from section to section for at least 1 km of strike length at the southern end of the open pit where the drilling density is greater.

        Phase VI of the drill program, initially consisting of 17,600 m in 65 holes, commenced in June 2003 and will continue until the third quarter of 2004, synchronous with a pre-feasibility study. It will rework the conceptual model using more detailed and up-to-date economic parameters. This could potentially allow for the deepening of the open pit to commence long before the presently planned pit is depleted in 2008.

Sampling and Analysis

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of SEMOS.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the samples from exploration and the deep sulphide project. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex in Canada) for check assay. More recently certain project have had 10% of their entire sample set sent for re-assay.

        Within the Sadiola Main pit, FE-3 and FE-4 deposits a total of 1,702,458 m of grade control drilling (162,205 boreholes) have been drilled. SEMOS resource drilling totals 758 diamond drill holes (123,168 m), 532 RAB holes (20,377 m), and 4,921 RC holes (301,509 m).

Database

        SEMOS resource drilling uses a custom designed SQL relational database. The database is marketed by Century Systems (Canada). The system has been pre-designed to check for errors, so as to prevent geological overlapping and incorrect sample intervals. The system utilizes user security levels to prevent unauthorized access to data as well as data corruption by simultaneous multiple user use. The database is audited from time to time.

        Resource modeling is undertaken by a dedicated team of on site personnel. Datamine is used to construct geological and grade models, while Istatis software is used for Uniform Condition to estimate recoverable resources.

Reconciliations

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparison of called mining grade and received plant grade are also undertaken.

Mineral Resource and Ore Reserve Estimates

        At December 31, 2003 and using a pit optimized and designed using a $325/oz gold price, the proved and probable ore reserves at the Sadiola Gold Mine were 26.4 million tonnes grading 3.2 grams per tonne ("g/t") of gold for an in situ content of 2.7 million ounces ("oz") of gold.

        The following table sets forth the estimated ore reserves for the Sadiola Gold Mine as of December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved	6.5	1.9	405
Probable	19.9	3.6	2,289

Total ore reserves(2)(3)(4)	26.4	3.2	2,694

(1)
Using the JORC Code. Pit optimized and designed at a $325/oz gold price.

(2)
IAMGold has a 38% interest in these ore reserves.

(3)
Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(4)
All the reserves classified as "Proved" are stockpile material. All the ore reserves classified as "Probable" are in-pit material.

        The following table sets forth a reconciliation of the ore reserves for the Sadiola Gold Mine at December 31, 2003 compared to December 31, 2002, both at a $325/oz gold price:

	Contained Gold
	Tonnes	000's oz
Ore reserves — December 31, 2002(1)	94.0	3,021
Depletion in 2002 due to mining	(14.3)	(458)
Additions(2)	4.5	146
Other(3)	(0.4)	(15)

Ore reserves — December, 2003(1)	83.8	2,694

(1)
IAMGold has a 38% interest in these ore reserves.

(2)
Addition to Sadiola reserves was due to re-classification (model changes).

(3)
Changes in Sadiola pit design and changes to cut-off grade.

        The following table sets forth the estimated measured and indicated mineral resources (which includes ore reserves) for the Sadiola Gold Mine as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Sadiola open pit and periphery(1)
Measured(2)	15.9	1.6	818
Indicated	22.6	2.6	1,904

Total "pit" measured & indicated mineral resources	38.5	2.2	2,722
Deep Sulphide(1)
Measured(2)	1.0	3.0	92
Indicated	0.1	2.1	4

Total "deep sulphide" measured & indicated mineral resources	1.1	2.9	95
Satellite oxide deposits(1)
Measured	0.3	1.9	21
Indicated	3.8	2.7	328

Total "satellite" measured & indicated mineral resources	4.1	2.6	349

Total measured and indicated mineral resources(3)	43.7	2.2	3,166

(1)
A cut-off grade of 0.7 g/t was used within a $400/oz pit shell.

(2)
Measured resources include soft oxide, hard oxide, soft sulphide, mixed stockpiles and hard sulphide stockpiles above a cut-off grade of 0.7 g/t gold.

(3)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 38% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Sadiola Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Sadiola open pit and periphery(1)	1.8	1.2	72
Deep Sulphide(1)	130.0	1.8	7,532
Satellite deposits(1)(2)	12.5	1.3	533

Total inferred mineral resources(3)	144.3	1.8	8,137

(1)
A cut-off grade of 0.7 g/t was used within a $400/oz pit shell except where stated.

(2)
The inferred mineral resources for satellite deposits FE-2, FN-3, FE-4, Tambali South and Sekokoto were calculated at a cut-off of 0.7 g/t with no limiting shell.

(3)
IAMGold has a 38% interest in these mineral resources.

        Based on the ore reserves existing at the end of December 2003, the Sadiola Gold Mine is expected to continue in operation until the end of 2008.

Mining Operations

        The oxide and sulphidic saprolite ores are being exploited by open pit mining techniques. The pit is currently designed to be approximately 2,000 m in length with a maximum width and depth of 700 m and 150 m, respectively.

        Mining operations are carried out by Moolman Brothers, a mining contractor from South Africa with extensive open pit experience. Due to the predominantly unconsolidated nature of the material in the pit, drilling and blasting operations are relatively infrequent as most of the material is dug out directly by hydraulic shovels. Grade control is effected by drilling 10 m long vertical holes on a ten by five metre grid. Ore is transported to the ore stockpile, located about 1 km from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 0.5 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. Primarily, the area allows stockpiles of ore with differing gold grades, viscosity levels (resulting not only from variable clay contents but also from differing clay minerals) and grit contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis, thereby contributing to the efficiency of the process plant and maximizing the recovery of gold. The second function of the stockpile is to provide a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains.

Processing

        The process plant for the Sadiola Gold Mine was designed to treat four million tonnes of ore per year but is now treating 5.3 million tonnes of ore per year. The Sadiola Gold Mine commenced commissioning in November 1996 (15 months after the start of construction), poured its first gold in December 1996, concluded the commissioning phase in mid-February 1997 and started commercial production on March 1, 1997.

        The process plant consists of two identical parallel circuits collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year. This twin-stream design not only allows for a degree of flexibility in plant operation but also facilitates the maintenance of a reasonable level of production in the event that a significant item of equipment fails, as such a failure would usually only affect one circuit. This latter consideration is important in a country, such as Mali, where local infrastructure support is virtually non-existent.

        As described above, most of the ore is delivered from the pit to a stockpile/reclaim area, adjacent to the process plant site. The ore blend is reclaimed from the stockpile and, with the ore sourced directly from the pit, is fed to two parallel mineral sizers, a type of crusher designed to handle the softer ores which are found at the Sadiola Gold Mine. Once lumps have been broken down by the mineral sizer, the ore passes to surge bins located ahead of the two semi-autogenous grinding ("SAG") mills. A single regrind mill is incorporated, serving both circuits, to further grind the grit fraction contained in the output from the SAG mills.

        The discharge from the mills is fed to cyclones, the overflow from which goes to the leach circuit where the pulp is subject to cyanide leaching while the underflow goes to the regrind mills. Following leaching, the pulp is fed to carbon-in-pulp adsorption tanks where the gold is absorbed onto activated carbon. This "loaded" carbon is stripped of its gold and the gold-bearing solution is pumped to storage tanks. The stripped carbon is regenerated in an oil-fired kiln and then re-used.

        The gold is recovered from the solution by electroplating onto stainless steel wool cathodes. The cathodes are washed and the gold-bearing sludge dried and placed in an induction furnace for smelting to produce gold bullion. The barren slurry, after removal of the gold, is pumped to the tailings dam, located approximately 3 km to the southeast of the process plant, for final disposal.

        In July 2001, the economic viability of modifying the existing Sadiola plant at an estimated capital cost of $13.7 million to increase the recovery on the sulphidic saprolite ore from approximately 65% to 75% was confirmed. This programme ("Phase 1.1") was approved by SEMOS and successfully commissioned in March 2002. Phase 1.1 provides for pre-oxidation of the slurry feed followed by oxygen enriched high-cyanide leaching. An oxygen enrichment plant provides the oxygen required for Phase 1.1. Two new generator sets were also installed to provide the incremental power required for Phase 1.1.

        On-going test work indicated that Phase 1.1 could be expected to achieve a 76% recovery at a cyanide addition rate of 1 kilogram per tonne of ore processed and up to 79% at a cyanide addition rate of 1.5 kilograms per tonne of ore.

Production

        The following table sets forth production information for the Sadiola Gold Mine for the periods indicated:

	12 months to December
	2003	2002	2001
Tonnes processed (000s)	5,070	5,050	5,328
Grade (g/t)	3.0	3.5	3.4
Recovery	88%	84%	94%
Ounces produced (000s)	452	480	536
GI Cash Cost ($/oz)(1)	213	164	137

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

Capital Costs and Financing

        The total capital cost associated with the development of the Sadiola Gold Mine was $295 million, excluding capitalized interest during the construction period.

        SEMOS, through the IFC and a consortium of multilateral and bilateral agencies, borrowed $169 million to fund the development of the Sadiola Gold Mine. The final semi-annual loan repayment of $16 million was made on May 15, 2002. Anglo American Corporation of South Africa provided the balance of the funding required to complete construction of the Sadiola Gold Mine in the form of a subordinated loan. The remaining principal amount (including capitalized interest) of $15 million under such loan was repaid on May 16, 2002.

        From start-up through December 2003, SEMOS has made distributions to shareholders aggregating $131 million of invested capital, of which $50 million was received by IAMGold.

Mining Taxation and Exchange Regulations

        Net mining profits, as calculated under the Malian Mining Code, are taxable at the rate of 35%. SEMOS was exempt from such taxation prior to March 1, 2002. All operating costs, depreciation and financing charges are deducted in calculating net profits.

        A customs services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries or any other buyer less any refining expenses are paid to the Government of Mali.

        When mining operations cease, SEMOS may not dispose of its plant and equipment until having provided the Government of Mali priority in acquiring them at their then estimated value.

Yatela Gold Mine

Project Description and Location

        The Yatela Mining Permit is located immediately north of the Sadiola Mining Permit. The Yatela Mining Permit is owned by YATELA, a joint venture company, and covers 195 km2. The shareholders of YATELA are SADEX (which is indirectly owned 50% and 50% by IAMGold and AngloGold) as to 80% and the Government of Mali as to 20%.

        YATELA is governed by a shareholders' agreement dated May 27, 2000. Decisions of the directors of YATELA are by a majority vote. The board of directors currently consists of eight directors. SADEX is entitled to appoint six directors and the Government of Mali is entitled to appoint two directors.

        Each shareholder of YATELA is entitled to receive dividends, which may be distributed after payment of the financial obligations of YATELA, including the shareholder loan advanced by SADEX for the development and construction of the Yatela Gold Mine. Dividend distributions by YATELA also take into account the projected operating and capital expenses of YATELA and legal reserves required by applicable corporate law.

        SADEX, through a predecessor wholly-owned subsidiary, had the right to explore an exploration permit adjacent to the northern boundary of the Sadiola Mining Permit. The northern part of the Yatela property was acquired by SADEX on February 6, 1998 for $7.5 million from Eltin Limited ("Eltin") of Australia.

        SADEX commissioned a feasibility study which was carried out by AngloGold and presented in June 1999. The feasibility study incorporated extensive engineering and metallurgical studies which investigated a number of different alternatives for mining and treating the resource. It concluded that an open pit mine feeding a 2.5 million tonnes per annum ("Mtpa") heap leach operation was the most financially attractive of the alternatives studied.

        The final feasibility study prepared by AngloGold in November 1999 advanced the heap leach option to a fully tendered capital cost status. The final feasibility study reported that an open pit 2.5 Mtpa heap leach operation should be capable of producing 1.2 million ounces from the Yatela deposit over a six year period at an average total cash cost of $175 per oz (inclusive of the Mali Government's 6% revenue taxes and AngloGold's management fee of 1% of revenue). The cost of the feasibility study was $8.5 million.

        SADEX received the Yatela Mining Permit from the Government of Mali in February 2000. Based on the final feasibility study, AngloGold and IAMGold approved proceeding with the Yatela Gold Mine after having negotiated the necessary Government approvals and authorizations in respect of shareholder agreements, company statutes and modifications to the original Eltin convention, pursuant to which Eltin held its interest in the northern part of the Yatela property.

Operator

        YATELA has appointed AngloGold Mali as the operator of the Yatela Gold Mine on the same terms as described under "Sadiola Gold Mine — Operator" above.

Environment

        Under the concession agreement with the Government of Mali, YATELA is obligated to minimize the environmental impact of mining activities and is required to rehabilitate the mine site once the Yatela Gold Mine permanently ceases operation. An environmental impact assessment report prepared in accordance with Malian and international standards was approved by the Malian authorities and resulted in the Malian authorities issuing the necessary environmental permits.

        A baseline program monitors seasonal differences in climatic data, water quality for surface and groundwater, groundwater levels, water usage by villages and dust and noise. A fully integrated and comprehensive environmental management system has been implemented for the Yatela Gold Mine. The management system ensures that disturbance to the environment is minimal and that environmental policies are adhered to. An independent environmental audit of Yatela is conducted annually.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Yatela Gold Mine adjoins the Sadiola Gold Mine to the north and its location and access are the same as for the Sadiola Gold Mine (see "Sadiola Gold Mine — Accessibility, Climate, Local Resources, Infrastructure and Physiography" above).

        The Yatela Gold Mine is located approximately 25 km north of the Sadiola Gold Mine and is situated close to the main gravel road to Kayes, the regional capital which is approximately 60 km from the Yatela Gold Mine.

        The water needed by the Yatela Gold Mine is sourced from a well field and from boreholes established to dewater the pit in advance of mining. Potable water for both the Yatela Gold Mine operation and the mine townsite is supplied from the well field and treated prior to distribution.

        Electrical power is provided through six diesel powered generating sets located at the Yatela Gold Mine. Approximately 0.3 million litres of diesel fuel per month for power generation and mining is being supplied under a contract with Total/ELF via a 900 m3 diesel tank on site. The seven million litre national strategic fuel depot in Kayes is used as back-up storage in case of major road and/or rail disruptions.

        A small townsite has been established to the northwest of the Yatela Gold Mine and provides mainly single quarters, a park and recreation facilities for mine employees and their dependants, sewage treatment facilities and other amenities. Yatela Gold Mine employees have full access to all the facilities at the Sadiola Gold Mine. There are approximately 700 employees at the Yatela Gold Mine including those employed by outside contractors. A microwave telephone system tied to the national grid at Kayes and satellite phones link the Yatela Gold Mine with the outside world.

        The Yatela Mining Permit is for an initial term of 30 years, expiring in 2031, and may be extended by order of the President of Mali if mining operations are ongoing. The Yatela Mining Permit may be cancelled on the same bases as the Sadiola Mining Permit.

Geological Setting

        The Yatela deposit is located within the Malian portion of the Kenieba-Kedougou window, a major Early Proterozoic — Birimian outlier along the NE margin of the Kenema-Man Shield. The Yatela deposit is located in the north of the window and is hosted by sediments of the Kofi Formation, which have been intruded by numerous felsic intrusives. The sediments dominantly consist of a fine-grained greywacke, probably distal turbidites and impure carbonates with minor tuffs and acid volcanics.

Mineralization

        The primary gold mineralization at Yatela is mesothermal shear zone hosted. This primary mineralization is spatially associated with the contact between predominately dolomitic rocks of the Kofi formation to the west and a large dioritic intrusion to the east. This primary mineralization was concentrated to economic grades through dissolution of carbonate-rich rocks by supergene processes. Karsting of carbonate rocks resulted in the development of the Yatela Basin, which was gradually filled by sands and conglomerates during peneplanation and erosion of Proterozoic rocks. The chaotic collapse during karsting, coupled with high-energy sedimentary environments resulted in the orebody being hosted in a mélange-type rock made up of components of sedimentary rock and dissolution residue. Dissolution of dolomitic rocks results in large volume loss. Concentration of low-grade primary gold mineralization by this process is believed to be the most important factor in the genesis of the Yatela deposit.

Exploration

        Reconnaissance aircore and reverse circulation drilling is being carried out to the north and south of the Alamoutala pit and to the north of the Yatela pit.

Sampling and Analysis

        The collection and processing of all grade control and exploration samples prior to dispatch to the SEMOS laboratory is carried out by employees of YATELA.

        Blind quality control sample trays are given to the SEMOS laboratory containing 2.9% pulp repeats, 2.9% blanks and 2.9% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. The SEMOS laboratory processes principally all the grade control samples for the mine.

        In combination with the SEMOS laboratory, Analabs (in Kayes) processes the exploration samples. Blind quality control sample trays are given to Analabs containing 10% pulp repeats, 3% blanks and 7% standard material. Coarse blanks are submitted at an approximate rate of 5%. No field duplicates are submitted. Approximately 10% of a drill project's ore zone is submitted to an external laboratory (generally Chemex in Canada) for check assay. More recently certain project have had 10% of their entire sample set sent for re-assay.

        Within the Yatela Mine deposit a total of 241,184 m of grade control drilling (16,361 boreholes) have been drilled. At Alamoutala a total of 63,770 m of grade control drilling (4,713 boreholes) have been drilled.

YATELA resource drilling totals 45 diamond drill holes (3,088 m), 419 RAB holes (9,671 m), and 373 RC holes (21,058 m).

Database

        The resource drilling database system is the same as for the Sadiola Gold Mine (see "Narrative Description of the Business — Sadiola Gold Mine — Database").

Reconciliations

        Reconciliations are carried out on grade, tonnage and contained metal between the individual anomaly resource models and grade control models on a monthly basis (for anomaly where mining has taken place). In addition, reconciliations between plant and resource models are also carried out monthly. Daily and monthly comparison of called mining grade and received plant grade are also undertaken.

Mineral Resource and Ore Reserve Estimates

        The following table sets forth the estimated ore reserves for the Yatela Gold Mine as of December 31, 2003, as calculated by the mine operator:

Category(1)	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved	1.9	1.0	61
Probable	6.8	4.1	900

Total ore reserves(2)(3)	8.7	3.3	961

(1)
Using the JORC Code. Pit optimized and designed at a $325/oz gold price.

(2)
IAMGold has a 40% interest in these ore reserves.

(3)
Gold recovery is assumed to be 85% for oxides and 75% for sulphides.

        The following table sets forth a reconciliation of the ore reserves for the Yatela Gold Mine at December 31, 2003 compared to December 31, 2002, both at a $325/oz gold price:

	Contained Gold
	Tonnes	000's oz
Ore reserves — December 31, 2002(1)	39.0	1,253
Depletion in 2003 due to mining(2)	7.7	247
Other(3)	1.4	45

Ore reserves — December 31, 2003(1)	29.9	961

(1)
IAMGold has a 40% interest in these ore reserves.

(2)
Depletion due to mining during the 12 month period to December 31, 2003 does not necessarily total actual reported production for the period due to amounts calculated to have been processed from the reserve model versus actual production.

(3)
Changes due to new geological model, pit designs and cut-off grades.

        The following table sets forth the estimated measured and indicated mineral resources (which includes reserves) for the Yatela Gold Mine, as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Yatela "Main Pit"(1)
Measured(2)	2.7	0.9	83
Indicated	13.6	2.6	1,127

Main Pit measured and indicated mineral resources(3)	16.3	2.3	1,210

Alamoutala(4)
Measured(5)	1.0	1.6	48
Indicated	2.0	2.5	158

Alamoutala measured and indicated mineral resources(3)	2.9	2.2	206

Total measured and indicated mineral resources	19.2	2.3	1,416

(1)
A cut-off grade of 0.4 g/t above a limiting shell of $400/oz.

(2)
Measured includes soft oxide, hard oxide, soft sulphide, mixed and hard sulphide stockpiles above a cut-off of 0.4 g/t.

(3)
Measured and indicated mineral resources include proved and probable ore reserves. IAMGold has a 40% interest in these mineral resources.

(4)
A cut-off grade of 0.7 g/t above a limiting shell of $400/oz.

(5)
Measured includes soft oxide and hard sulphide stockpiles above a cut-off of 0.7 g/t.

        In addition to the measured and indicated mineral resources, the Yatela Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of December 31, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Main pit(1)	3.5	0.8	90
Alamoutala(2)	0.9	1.9	56

Total inferred mineral resources(3)	4.4	1.0	146

(1)
Quoted at 0.4 g/t above a limiting shell of $400/oz.

(2)
Quoted at 0.7 g/t above a limiting shell of $400/oz.

(3)
IAMGold has a 40% interest in these mineral resources.

Mining Operations

        The Yatela deposit is being exploited by open pit mining techniques. The pit is currently designed to be 1,300 m in length with a maximum width and depth of approximately 600 m and 220 m, respectively. Production began in March 2001 with ore being loaded onto the heap leach pads. Commissioning started in May 2001 and commercial production was achieved on July 4, 2001.

        Mining operations are carried out by Moolman Brothers, the same mining contractor employed at the Sadiola Gold Mine. Due to the amount of unconsolidated material in the pit, drilling and blasting operations are less frequent than normal as a substantial portion of the ore and waste is dug out directly by hydraulic shovels. Ore is transported to the ore stockpile, located within 200 m from the pit, and waste is disposed of in dumps adjacent to the pit with minimal haul distances, usually less than 1 km.

        The ore stockpiling facility is located between the pit and the process plant and its purpose is two-fold. The area allows stockpiles of ore with differing gold grades and clay contents to be laid down. Ore is reclaimed from the stockpiles and fed into the process plant on a blended basis in respect of both clay content and grade to minimize costs by being able to optimize cement addition rates and to maximize the recovery of gold. The stockpile also provides a reserve of ore to feed the process plant at times when pit operations are temporarily affected by external factors such as heavy rains. Relatively little mining is conducted during the rainy season from July to September.

        The Alamoutala deposit, located some 10 km south-east of the Yatela deposit, is being exploited by open pit mining techniques. The pit is currently designed to be 850 metres in length with a maximum width and depth of approximately 200 m and 80 m, respectively. Production began in August 2003 with ore being trucked to the main Yatela heap leach processing circuit.

Processing

        The process plant consists of primary and secondary mineral sizers feeding an agglomeration drum to produce a pelletized product suitable for heap leaching. Cement is added at a measured rate from cement silos to the output of the primary sizes. Cement is applied at a rate of approximately 18 kg/tonne when the first lift of any pad is being stacked and at a rate of approximately 8 kg/tonne when the second lift of any pad is being stacked. Efforts are being made to reduce the overall level of cement consumption. The plant was designed to produce 2.5 Mtpa of ore for stacking but has exceeded this capacity for both 2002 and 2003.

        The discharge from the agglomeration drum is transported by an overland conveyor to the "grasshopper" conveyor and radial stackers which build each heap leach pad in two lifts. Each pad has a clay base on which a 1.5 mm high-density polyethylene ("HDPE") liner is placed. The HDPE liner is covered by a 600 mm cushion layer of saprolite to protect the liner. Gravel roadways are laid down on the lower lift of each pad in order to allow pads to be stacked and worked on in the rainy season. Cyanide solution is fed through drip irrigation piping on the pads. The pregnant solution is collected after it has percolated through the pad and is eventually pumped through carbon filled columns which strip out the gold. The loaded carbon is transported to the Sadiola Gold Mine for toll treatment of the carbon to produce gold bullion and for regeneration of carbon prior to its return to the Yatela Gold Mine for ongoing use.

        The average life of mine gold recovery rate incorporated in the feasibility study was 85%. Actual gold recovered from start-up to December 2003 was 82.4%. The leach cycle of the Yatela Gold Mine is longer than originally anticipated, however, the ultimate recovery rate for the contained gold is still expected to be 85%.

        The Yatela Gold Mine has built sufficient excess solution pond capacity to accommodate the effects of the rainy season. A detoxification facility has been installed which uses hydrogen peroxide as required to reduce cyanide levels to international discharge standards. Experience to date indicates that the detoxification process will only be needed in the rainy season if it becomes necessary to discharge excess solutions.

Production

        The following table sets forth production information for the Yatela Gold Mine for the periods indicated:

	2003 (12 months)	2002 (12 months)
Tonnes processed (000s)	2,590	2,810
Grade (g/t)	2.8	3.6
Ounces produced (000s)	218	269
GI Cash Cost ($/oz)(1)	244	177

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

        Based on the ore reserves at the end of December 2003, and the current production rate of approximately 3 Mtpa, the Yatela Gold Mine is expected to continue in operation until 2006.

Capital Costs and Financing

        On the original Yatela property (that purchased from Eltin), the feasibility and capital costs were to be shared equally by IAMGold and AngloGold. On the original SADEX concession areas incorporated into the Yatela Mining Permit, costs were the responsibility of AngloGold, to be later repaid by cash flow from any mine established by SADEX. Since the deposit straddled the original Yatela property and the SADEX concession, AngloGold provided 65% of the feasibility and capital cost of the Yatela Gold Mine, with IAMGold supplying the remaining 35%. The 15% difference between the 50:50 funding level and the actual 65:35 funding level is treated as an AngloGold shareholder loan to AGEM Ltd., which will be repaid pari passu from cash flow from the Yatela Gold Mine. The AngloGold loan to AGEM Ltd. is recourse only to cash flow from the Yatela Gold Mine.

        Feasibility and capital development costs for the Yatela Gold Mine were $100 million. From 2001 through December 2003, YATELA has made repayments aggregating $37 million of invested capital, of which $13 million was received by IAMGold.

Mining Taxation and Exchange Regulations

        YATELA is exempt from taxation of net mining profits, as calculated under the Malian Mining Code, until July 5, 2006. Otherwise, the mining taxation applicable to YATELA is the same as that applicable to SEMOS (see "Narrative Description of the Business — Sadiola Gold Mine — Mining Taxation and Exchange Regulations").

Tarkwa Gold Mine

Project Description and Location

        IAMGold holds an aggregate 18.9% interest in GFGL. GFGL has rights to operate and develop a property known as the Tarkwa concession in Ghana, which includes the Tarkwa Gold Mine. Gold Fields Limited ("Gold Fields"), a South African public company listed on the Johannesburg Stock Exchange and the NYSE, is the operator of the Tarkwa Gold Mine and majority shareholder of GFGL with a 71.1% interest. The Republic of Ghana holds a 10% carried interest. GFGL was incorporated in 1993 to hold the Tarkwa concessions. Open pit operations began in 1998 and in 1999 the old underground mining operations of GFGL were shutdown.

        The Tarkwa Gold Mine operates under mining leases covering a total area of approximately 20,700 hectares. The Tarkwa property is covered by five mining leases each dated April 18, 1997 in respect of operations at the Tarkwa property, and two mining leases dated February 2, 1988 and June 18, 1992, respectively, for the operations at the Teberebie property. The Tarkwa property mining leases expire in 2027 and the Teberebie property mining leases expire in 2018. The Government of Ghana is entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Tarkwa Gold Mine.

Operator

        Gold Fields is the operator of the Tarkwa Gold Mine. In consideration for its services, Gold Fields receives a management fee equal to 2.5% of GFGL gold revenues per annum. As of December 31, 2003, the Tarkwa Gold Mine had approximately 2,500 employees including those employed by outside contractors.

Environment

        GFGL has received all required environmental operating permits for the Tarkwa Gold Mine from the Ghana Environmental Protection Agency ("EPA"), and an Environmental Certificate covering all operations at site has been issued by the EPA. GFGL has submitted a costed reclamation plan for the property which has been approved by the EPA. A reclamation security agreement with the EPA has been finalized and GFGL has posted a reclamation bond based upon the reclamation security agreement in the amount of $6 million covering disturbance associated with the operation. Bond levels are subject to review and update every two years under the agreement.

        An environmental management plan for the Tarkwa Gold Mine has been submitted and approved by the EPA. Additionally, the environmental permit for construction and operation of the CIL mill and tailings dam has been issued.

        On October 16, 2001, a cyanide solution spillage was discovered by GFGL at the Tarkwa property. GFGL discovered and immediately rectified the cause of the spillage. The EPA was notified about the spill on October 16, 2001 and a formal report on the spill and corrective measures implemented was submitted to the EPA on October 19, 2001. In consultation with the appropriate government authorities, including the EPA, GFGL created a fund in the amount of US$130,000 to pay for costs incurred by and inconvenience to communities arising from the spill. A writ was filed by the Chief and principal members of another community claiming compensation in respect of the spill. This claim was settled out of court by expanding the fund to include this particular community.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Tarkwa Gold Mine is located in south-western Ghana, about 300 km by road west of Accra, the capital. The Tarkwa Gold Mine consists of an open pit operation on the Tarkwa property and the adjacent northern portion of the Teberebie property acquired by GFGL in August 2000. The Tarkwa Gold Mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in to the property.

        The area has a tropical climate with two wet seasons (March to July and September / October) with a Hamattan dry season from mid October to March. Temperatures range from 21C to 32C and rainfall average approximately 2000 mm per annum. The vegetation is a mixture of tropical rain forests and semi-deciduous forest. Deforestation due to subsistence farming by the local population has altered the vegetation in the environs of the mines to secondary forest, scrub and cleared land. No primary forest is found on the concession.

        The topography of the Tarkwa concession comprises a series of prominent ridges and valleys. No major rivers traverse the mining area.

History

        Pursuant to an agreement dated October 13, 1993, Mutual Resources Limited ("Mutual") acquired Crescent Mining Finance Limited ("Crescent Finance"), which held a 5% interest in GFGL. Golden Knight Resources Inc. ("Golden Knight"), a Canadian public company at the time, acquired Mutual in October 1995.

        Pursuant to a letter agreement dated August 16, 1996 and amended on September 24, 1998 between Golden Knight and Cabo Frio Investments A.V.V. ("Cabo Frio"), Golden Knight acquired a further 12.5% interest in GFGL.

        Pursuant to a share purchase and assignment agreement dated March 4, 1999 with Cabo Frio, Repadre Capital Corporation purchased from Cabo Frio on April 30, 1999, shares of GFGL representing a 1.4% interest in GFGL for an aggregate purchase price of $2.2 million.

        In April 1999, Repadre Capital Corporation and Golden Knight completed a business combination and, effective January 1, 2000, Repadre Capital Corporation, Golden Knight and Mutual amalgamated under the name Repadre Capital Corporation. Effective January 7, 2003, Repadre Capital Corporation was amalgamated with a wholly-owned subsidiary of IAMGold, pursuant to a court-approved plan of arrangement and, effective January 1, 2004, Repadre Capital Corporation was amalgamated with IAMGold.

Geological Setting

        Gold mineralization at the Tarkwa Gold Mine is hosted by Proterozoic Tarkwanian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and is similar to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate units occur in the concession area within a sedimentary package ranging from 40 m to 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

        Five separate production areas are centred on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Mineralization

        Gold occurs as sparsely distributed tiny specks hosted within the matrix of phyllosilicates, the silicified matrix of conglomerates and occasionally associated with recrystallized hematite. The gold occurs predominantly in a native state, with minor electrum and copper — gold alloy. The gold particles have an average size range from 50 to 150 microns. The finer gold is distinctly spherical in shape, whereas the coarser grains are more globular or hypidiomorphic. Silver content varies from 3 to 7% of the gold.

        X-ray diffraction reveals that the ore consists essentially of quartz, minor amounts of mica, possibly muscovite, and trace quantities of Fe oxides, mainly Ti-bearing hematite. Accessory oxides present include magnetite, goethite, ilmenite and rutile. Accessory amounts of chlorite, possibly corrensite, and the carbonate mineral ankerite were also detected. Sulphide minerals have not been detected in the ore.

Sampling and Analysis

        Tarkwa's quality control program consists of the following internal controls: (1) field re-splits every 100th sample i.e. a coarse duplicate (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 20th sample (a second sample taken after the first stage of comminution that indicates preparation errors), as well as repeat fire assays every 10th sample; every sample that assays above 3 g/t is repeat assayed using fire assay, (3) the laboratory repeat assays pulps at random (indicates analytical variance). Five percent of all sample pulps are checked by an umpire laboratory to assess the quality of analysis. The laboratories also participate in regular round robin analyses.

        The Tarkwa Gold Mine maintains an ongoing grade reconciliation program between current resource grade and tonnage models with actual tonnes mined and grades as measured across the belts feeding the heaps. A more detailed discussion can be found in the technical report entitled "A Technical Report on the Tarkwa Gold Mine, Ghana" filed on SEDAR on May 23, 2003.

        A total of 1692 exploration boreholes have been drilled on the Tarkwa concession, of which 1280 were drilled by GFGL, 177 by Pioneer (Teberebie), 11 by Ghana Australia Goldfields and the 224 by the State Gold Mining Corporation. All these exploration drill holes are incorporated into the database. A total of 211 reverse circulation boreholes and 21 trench samples are included in the 1348 GFGL drillholes. The total exploration drilling meterage is 219,123 m.

        A total of 368,160 m of grade control reverse circulation drilling (12,559 boreholes) have been drilled on the concession. All grade control drill holes have also been captured in the geological database.

        The primary database captures the following: (1) The collar positions of all RC and DD holes, (2) Down-the-hole survey data, (3) Lithological data, (4) Assay data, (5) The final stratigraphic zoning of all boreholes.

        Mining software geological databases are used for final data storage and data manipulation. During import of raw data into the Surpac database, validation routines are carried out.

Mineral Resources and Ore Reserve Estimates

        The following table sets forth the estimated ore reserves for the Tarkwa Gold Mine as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(1)	171.0	1.4	7,432
Probable	61.0	1.2	2,396

Total ore reserves(2)(3)(4)	232.0	1.3	9,828

(1)
Low-grade operational stockpiles included in proved ore reserves.

(2)
Based on a gold price of $325/oz and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. The reserve is based on heap leach, mill and owner mining cost.

(3)
10% tonnage factor and no grade factor applied.

(4)
IAMGold has an 18.9% interest in these ore reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes ore reserves) for the Tarkwa Gold Mine, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	198.9	1.4	8,975
Indicated	222.6	1.3	9,575

Total measured and indicated mineral resources(1)	421.5	1.3	18,550

(1)
Measured and indicated mineral resources are estimated at a gold price of $400/oz and include proved and probable ore reserves. They are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. IAMGold has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Tarkwa Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Inferred mineral resources(1)	50.4	2.3	3,759

(1)
Mineral resources are estimated at a gold price of $400/oz and are estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. IAMGold has an 18.9% interest in these mineral resources.

Mining Operations

        Mining at the Tarkwa Gold Mine is carried out by open pit method using a contractor fleet operated by African Mining Services ("AMS"), a subsidiary of Henry Walker Eltin, an Australian contracting company. AMS provides employees, supplies and equipment for mining at Tarkwa, including drilling, blasting, ore and waste mining and haulage of material produced from the mining activities. Ore and waste at Tarkwa is mined selectively using hydraulic excavators in backhoe configuration in either 6 m or 3 m lifts, with the ore loaded into trucks with a payload capacity of around 85 tonnes. Ore is delivered to one of two primary crushers.

        GFGL is in the process of converting from contractor mining to owner mining. This process is expected to be complete by June 2004 at a capital cost of $74 million. Payload capacity of the haul trucks in the new mining fleet is approximately 140 tonnes.

Processing

        The Tarkwa Gold Mine currently utilizes conventional heap leach techniques to recover gold. Operations consist of two separate heap leach circuits, the Tarkwa plant and the plant at the Teberebie property acquired in August 2000. The Tarkwa heap leach plant was commissioned in 1997 while the Teberebie heap leach plant was commissioned in 1992. The two plants each have multiple stage crushing and screening processes combined with agglomeration and a combined capacity of approximately 14.4 Mtpa.

        GFGL recently commissioned a bankable feasibility study ("BFS") that was completed in December 2002 by Lycopodium Pty Ltd. The BFS evaluated the technical and economic viability of an expansion project that incorporated the results of an owner mining study conducted by GFGL. The BFS, in conjunction with a detailed strategic analysis, generated a detailed project case that included the current 14.4 Mtpa heap leach operation combined with a new 4.2 Mtpa carbon-in-leach ("CIL") conventional mill operation and owner mining.

        On May 8, 2003 IAMGold announced the decision to proceed with the expansion of the Tarkwa gold mine, including construction of a 4.2 Mtpa mill and leach plant at a cost of $90 million and the purchase of a new mining fleet and auxiliary equipment at a cost of $74 million relating to the conversion from contractor to owner-operator mining. The capital investment is being undertaken between June 2003 and December 2004, with the goal of converting to owner mining commencing in June 2004 and having the mill commissioned by early 2005. This expansion is forecasted to increase annual ore throughput to 19 Mtpa and increase annual gold production from the current 525,000 ounces to a peak of over 700,000 ounces. Average life of mine production is estimated to be 615,000 ounces per annum.

Production

        The following table sets forth production information for the Tarkwa Gold Mine for the periods indicated:

	12 months to December
	2003	2002	2001
Tonnes processed (000s)	15,570	15,105	14,500
Grade (g/t)	1.4	1.56	1.59
Ounces produced (000s)	555	524	527
GI Cash Cost ($/oz)(1)	224	187	172

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

        Based on the ore reserves at June 30, 2003 and an estimated production rate of 18.6 Mtpa following a mill expansion in 2004, the Tarkwa Gold Mine has an estimated life of 12 years.

        Technical information in this section relating to the Tarkwa Gold Mine has been derived from the Tarkwa Report and historical operating data.

Capital Cost and Financing

        Based on a review of the BFS, a decision was made to proceed with both the installation of the mill and the acquisition of a new mining fleet. It is estimated that the capital costs for the mill and the mining fleet are $90 million and $74 million respectively. The capital expenditures are being undertaken between June 2003 and December 2004.

        Financing for both the mill and the mining fleet is expected to be provided through cash flow from operations and from IAMGold and Gold Fields.

Mining Taxation and Foreign Exchange Control

        Ghanaian resident companies are subject to tax on the basis of income derived from Ghana. The standard corporate income tax rate is currently 32.5% and there is also a national reconstruction and development levy, introduced on January 1, 2001, of 2.5% of operating profit. Tax depreciation of capital equipment operates under a capital allowance regime. The capital allowance consists of an initial allowance of 80% of the cost of the asset and the balance depreciated at a rate of 50% per year on a declining balance basis. For the purposes of computing depreciation for the year following its acquisition, 5% of the cost of the asset is included in the balance. Under the memorandum of agreement entered into between the Government of Ghana and GFGL, the government has agreed that no withholding tax will be payable on any dividend or capital repayment declared by GFGL which is due and payable to any shareholder not normally resident in Ghana.

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana to either use such amounts in Ghana or maintain them in a Ghanaian bank account.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

Damang Gold Mine

Project Description and Location

        IAMGold holds an 18.9% interest in Abosso. Abosso has rights to operate and develop a property known as the Damang concession in Ghana, which includes the Damang Gold Mine. Gold Fields is the operator of the Damang Gold Mine and the majority shareholder of Abosso with a 71.1% interest. The Republic of Ghana holds a 10% carried interest. The Damang Gold Mine commenced production in 1997 following exploration work dating back to 1993.

Operator

        Gold Fields is the operator of the Damang Gold Mine. In consideration for its services, Gold Fields receives a management fee of $1.5 million per annum. As of December 31, 2003, the Damang Gold Mine had approximately 950 employees including those employed by outside contractors.

Environment

        Abosso has an environmental permit for the Damang Gold Mine and is in compliance with regulatory requirements. Abosso has received a certificate of approval regarding the company's environmental management system for the Damang Gold Mine under ISO 14001. Abosso has been advised that such certificate will be issued in due course, and has posted a provisional reclamation bond in the amount of $2 million.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Damang Gold Mine is located 40 km north of the Tarkwa Gold Mine. It has good access roads and an established infrastructure. The property is approximately 280 km by road west of the capital, Accra, and 140 km by road from the port of Takoradi on the Atlantic coast. Most supplies are trucked in to the property. The Damang Gold Mine has access to the national electricity grid.

        The Damang property is covered by a mining lease granted to Abosso by the Government of Ghana on April 19, 1995. The mining lease was amended on April 4, 1996 and now covers 52.39 km2. The mining lease was granted for a period of 30 years, expiring on April 19, 2025. In addition to its current 10% interest, the Government of Ghana has the right to purchase an additional 20% interest in the Damang Gold Mine at a fair market price. The Government of Ghana is also entitled to a royalty equal to 3% (increasing, in certain events, to 12%) of mineral revenue, after direct expenses, from the Damang Gold Mine.

Acquisition of Interest in Abosso

        Repadre Capital Corporation acquired its 18.9% interest in Abosso on January 23, 2002 pursuant to an acquisition agreement dated October 20, 2001 among Repadre Capital Corporation, GFGL, Ranger Minerals

Limited ("Ranger"), a public company listed on the Australian Stock Exchange, and Abosso Gold Holdings S.A., a wholly-owned subsidiary of Ranger which was the original holder and the vendor of the interest. The aggregate purchase price for the 90% interest in Abosso and for the assignment of A$75.7 million of indebtedness of Abosso to Ranger consisted of A$63.3 million in cash contributed by Gold Fields and 4.0 million common shares of Repadre Capital Corporation giving Repadre Capital Corporation an 18.9% interest in Abosso and 21% of the shareholder loans.

Geological Setting

        The geology of the Damang Gold Mine is that of a stockwork sulphide deposit. The deposit occurs as hydrothermal mineralization associated with dominantly east-dipping thrusts and sub-horizontal quartz veins. The Abosso-Damang area lies close to the eastern margin of a structural basin, commonly referred to as the Ashanti Belt, an area that features a number of major regional fold structures including the Damang Anticline.

        Mapping of the Damang Anticline shows this structure to be a tight fold, plunging shallowly toward the north-northeast. The western limb of the anticline is displaced downward and to the south by a major fault. The Damang mineralization is located to the east of this fault, in and immediately east of the fold axis.

Mineralization

        Silicification and quartz veining are the most obvious and widespread effects accompanying gold mineralization. The majority of gold is intimately associated with pyrite-pyrrhotite mineralization which occurs in selvages around quartz veins. The veins themselves rarely contain sulphides but do occasionally show coarse gold particles associated with accessory minerals. Thin seams of fine chlorite-carbonate commonly occur on vein margins and it is in such seams that visible gold is usually observed.

        Mineralized alteration selvages commonly extend for between 30 cm and 1.5 m either side of quartz veins, such that large volumes of continuous mineralization form in areas of intense veining. Auriferous pyrite and pyrrhotite occurs predominantly as coarse crystals up to 1 cm disseminated throughout the vein selvage. These crystals usually show a distinct zoning: an internal remnant of pyrite surrounded by a selvage of pyrrhotite. The pyrrhotite may then be surrounded by a very thin replacement rim of siderite. Most gold occurs on pyrite and pyrrhotite cracks and grain boundaries and the proportion of sulphides visible in samples is a good guide to gold grade.

Exploration

        Current exploration is focused on near-mine targets to assess the potential of the Banket conglomerates hosting palaeo-placer gold mineralization (Tarkwa style) as well as hydrothermal styles of gold mineralization (Damang style). Geochemical surveys, pitting, trenching, and both reverse circulation (RC) and core drilling programs continue. At the Bonsa Forest Reserve prospect three potential hydrothermal targets are being evaluated, while at Rex and Tomento, up to four mineralized reefs have been targeted being:  — HW, Guilder, Malta and Star.

Sampling and Analysis

        The Damang Gold Mine has developed a stringent sample preparation and analysis regime along with a strict quality control program. All exploration drilling utilizes 50g fire assay analysis unless otherwise prescribed. At times, bottle roll tests with catalyzed cyanide leach (800g charge) is employed where closer spaced infill grade information is required. Samples are always under the supervision of AGL staff until submitted to the laboratory, and a system of sample submission ensures the tracking of sample progress in the system.

        Damang's quality control program consists of the following: (1) field re-splits every 100th sample (a complete second sample is taken which provides information regarding fundamental sample error and repeatability of results), (2) laboratory repeats every 25th sample (a second sample taken after the first stage of comminution that indicates preparation errors), (3) pulp repeats every 25th sample (indicates analytical variance), (4) blanks every 50th sample (indicates carry-over of gold between successive samples due to improper cleaning of laboratory equipment), and (5) standards every 50th sample (low value, medium value and high value standards, are submitted (supplied by RockLab and Gannet) to ensure the calibration of analytical equipment is correct. Periodically, sample pulps are submitted to alternate laboratories to assess the quality of analysis. The laboratories also participate in regular round robin analyses.

Mineral Resources and Ore Reserve Estimates

        The following table sets forth the estimated ore reserves for the Damang Gold Mine as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Proved(1)	14.2	1.5	676
Probable	3.1	2.5	244

Total ore reserves(2)	17.3	1.7	919

(1)
Low-grade operational stockpiles included in proved ore reserves.

(2)
Using the JORC Code at $325/oz gold. IAMGold has an 18.9% interest in these reserves.

        The following table sets forth the estimated measured and indicated mineral resources (which includes ore reserves) for the Damang Gold Mine, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Measured	17.2	1.5	853
Indicated	7.7	2.0	488

Total measured and indicated mineral resources(1)	24.9	1.7	1,341

(1)
Measured and indicated resources are estimated at a gold price of $400/oz and include proved and probably reserves. IAMGold has an 18.9% interest in these mineral resources.

        In addition to the measured and indicated mineral resources, the Damang Gold Mine has inferred mineral resources, estimates of which are set forth in the following table, as of June 30, 2003, as calculated by the mine operator:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(000's oz)
Total inferred mineral resources(1)	2.9	1.9	175

(1)
Estimated at a gold price of $400/oz. IAMGold has an 18.9% interest in these mineral resources.

Mining Operations

        Mining at the Damang Gold Mine is carried out by open pit method using a contractor fleet operated by AMS. AMS has held the earth-moving contract since the commencement of operations in November 1997.

        Fresh rock and transitional zones are drilled and blasted in 6 m lifts with excavation in 3 m flitches. Oxide material is excavated without the requirement of blasting. Ore and waste is loaded by three hydraulic excavators in backhoe configuration while hauling is done using trucks with a payload capacity of around 90 tonnes.

        Ancillary equipment includes bulldozers, graders, water trucks, and service truck vehicles supporting the drill-and-blast and haulage operations through vehicle, road, and bench maintenance, dust and erosion control.

        Waste material is hauled to planned dumps located proximal to the pit. The mine has a progressive reclamation plan whereby as areas become inactive, they are immediately rehabilitated through contouring, replacement of topsoil, seeding and planting and fertilization.

        A number of stockpiles have been established over the years to blend and smooth mill processing. Stockpiles are categorized according to grade (run of mine ore greater than 1.6 g/t, medium grade ore from 1.1 g/t to 1.6 g/t, and low grade ore less than 1.1 g/t) and according to ore type (laterite, oxide, and primary ore). Milling is based on a schedule of 3.0 Mtpa of fresh ore and 1.65 Mtpa of oxide ore.

Processing

        The milling circuit was commissioned in November 1997 at the design throughput of 3 Mtpa. A number of modifications and optimizations allowed an increase in the annual throughput to close to 5 Mtpa. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 600 tph (14,000 tpd) with an average availability of 92%.

        The plant is processing a blend of hard, unweathered ore or fresh rock (phyllite, dolerite and sandstone) and of highly weathered oxides (laterite, saprolite). The current blend is varying between 60% and 75% fresh rock, depending on the ore grade, availability of the ore and state of the SAG liners.

        The crushing plant reduces the run-of-mine ore from 80% passing 800 mm to about 80% passing 200 mm with discharge sent to a reclaim ore stockpile with a live capacity of about 10,000 tonnes and total capacity of 100,000 tonnes. The ore then progresses to the milling section which consists of a SAG mill and a ball mill. Cyanide is added at the feed of the ball mill to maximize the gold dissolution during the grinding and reduce the accumulation of free gold in this part of the circuit.

        Gold dissolution is completed in the CIL section and is subsequently recovered with activated carbon. In the thickening area of this section, much of the cyanide and lime in the liquid component can be recovered and re-used in the plant. Part of the thickener overflow is diverted to the plant while the remainder is sent to the process water dam where it is mixed with the tails return water and pumped back to the plant.

        In the elution and gold recovery section, the adsorbed gold on the carbon is returned into solution and is then electroplated onto stainless cathodes. Periodically, the gold loaded stainless steel is removed from the electro-winning cells to remove the plated gold into a hopper where it is filtered and the sludge smelted after it has been dried in an oven.

Tailings Disposal

        Waste material from the process is passed through a tailings water thickener to recover water and reagents before it is pumped to the new east tailings dam located approximately 2 km east of the processing plant. Total capacity of the east dam is to be 30 million cubic metres and it is expected that this dam will provide tailings disposal facilities until the proposed end of mine life on current predictions.

        The old south tailings dam is located 2.5 km to the southeast of the process plant. Although it is no longer used for tailings disposal, return water is still occasionally used at the plant from this dam.

        Both tailings dams are located in areas with a number of natural ridges and hills which have significantly reduced the earthworks required for the dam constructions. The tailings dams have been designed by specialist consultants to contain extreme rainfall events. The designs require that a minimum freeboard of 1 m be maintained at all times during the operational life of the mines in order to provide sufficient storage to contain a 1 in 100 year rainfall event over a 72 hour period. The drying out of the deposited tailings is maximized by rotating the discharge point around the dam perimeters. This method of disposal allows the tailings to gain a higher density and strength, and will assist in minimizing seepage.

        The tailings dam walls are earth and the crests are approximately 26 m. The walls of the dams are keyed into the embankments. Wells have been drilled into the walls to monitor possible leakage. In addition, piezometers have been fitted to the dam walls to monitor any movement.

Production

        The following table sets forth production information for the Damang Gold Mine for the periods indicated:

	12 months to June
	2003	2002
Tonnes processed (000s)	5,080	4,290
Grade (g/t)	2.1	2.3
Recovery	91%	90%
Ounces produced (000s)	303	287
GI Cash Cost ($/oz)(1)	230	226

(1)
GI Cash Cost per ounce conforms to the definition recommended by the Gold Institute and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. GI Cash Cost is inclusive of production-based taxes and management fees.

        Based on the ore reserves at June 30, 2003 and the current production rate of 4.6 Mtpa, the Damang Gold Mine is expected to continue in operation until 2006.

        Technical information in this section relating to the Damang Gold Mine has been derived from the Abosso Report.

Mining Taxation and Foreign Exchange

        The mining taxation applicable to the Damang Gold Mine is the same as that applicable to the Tarkwa Gold Mine (see "Narrative Description of the Business — Tarkwa Gold Mine — Mining Taxation and Foreign Exchange").

        Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana. The level of repatriation is subject to renegotiation every two years and has increased from the initial rate of 20% set in 1996.

        Negotiations are currently in process with the Government of Ghana with respect to a fiscal stability agreement which, among other things, guarantees future tax rates and foreign currency repatriation rates at levels no less favourable than current rates.

Royalties

        IAMGold holds active and inactive royalty interests on mineral properties located in the Americas and Africa.

        Royalties are typically in the form of net smelter return ("NSR") royalties, but may also be net profit interest ("NPI") royalties or gross sales royalties. NSR royalties and gross sales royalties provide payments from revenues before the deduction of most of the operating expenses that have been incurred by the owner of the mine. NPI royalties provide payments based upon the net profits of the mine or the owner of the mine.

        The following is a description of IAMGold's royalty interests:

Significant Royalty Interests

        NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects, including a requirement that such information be based in certain cases upon a technical report or other information prepared by or under the supervision of a qualified person. Pursuant to an exemption order granted to IAMGold by the securities regulatory authorities in Canada, the information contained herein with respect to the Lac de Gras Royalty and the Williams Royalty, both as defined below, has been extracted from information publicly disclosed in documents filed on SEDAR, in the case of the Lac de Gras Royalty, by Aber Diamond Corporation ("Aber"), a public company listed on the Toronto Stock Exchange (the "TSX"), and in the case of the Williams Royalty, by either Teck Cominco Limited ("Teck Cominco"), a public company listed on the TSX, or Barrick Gold Corporation ("Barrick"), a public company listed on a number of stock exchanges including the TSX and the NYSE.

Lac de Gras Diamond Royalty — Northwest Territories and Nunavut, Canada

        IAMGold holds a 1% royalty (the "Lac de Gras Royalty") in respect of diamond production from any claims staked by Dr. Christopher Jennings on his own behalf or on behalf of any person for whom Dr. Jennings acted as a consultant during the period from November 15, 1991 to November 15, 1992 in the Lac de Gras area of the Northwest Territories between longitude 108 degrees and 112 degrees west and between latitude 64 degrees and 65 degrees north. During the relevant time period, Dr. Jennings was involved in staking certain claims (the "Lac de Gras Claims") in the Mackenzie Mining District of the Northwest Territories and Nunavut which are subject to the Lac de Gras Royalty. The Lac de Gras Claims include the Diavik diamond property (the "Diavik Project") in which Aber owns a 40% interest and Diavik Diamond Mines Inc. ("DDM"), a wholly owned subsidiary of Rio Tinto plc, owns a 60% interest. Effective September 2003, Repadre Capital Corporation (which subsequently merged with IAMGold) entered into a royalty agreement with Aber and DDM formalizing the foregoing 1% royalty in respect of the Diavik Project.

        The following technical data, including mineral resource and ore reserve tables, have been extracted from Aber's annual information form dated June 4, 2003 on pages 10 through 24 and from Aber's other public disclosure. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

        The Diavik Project is located approximately 300 km northeast of Yellowknife, Northwest Territories. The area has few communities and a harsh climate with average annual temperatures of minus 12 degrees Celsius, although operations are conducted year round. Access to the site is by aircraft to a 1,600 m airstrip and a 425 km ice road from Yellowknife, which is typically in operation during the period from February to March.

        The mineral resource at the Diavik Project is hosted within four kimberlite pipes located at Lac de Gras. The four kimberlite pipes are commonly referred to as A154 South, A154 North, A418 and A21. Three of the four kimberlite pipes were discovered in 1994 while the fourth was discovered in 1995. The kimberlites are Eocene aged volcanic complexes, hosted by late Archaean aged granitoid and metasedimentary rocks of the cratonic Slave Structural Province. The Archaean aged rocks are intruded by at least five Proterozoic diabase dyke swarms with the kimberlite diatremes cutting both the Archaean and Proterozoic aged rocks.

        The kimberlite pipes occur as steeply inclined to vertical cone-shaped intrusions with roughly circular to elliptical surface expressions which cover an area of less than 2 hectares. Mineralization within the kimberlite pipes comprises three broad classes, namely hypabyssal kimberlite, volcanic and epiclastic kimberlite and zenoliths. Diamonds occur within all kimberlite classes most commonly as disaggregated xenocrysts.

        The four kimberlite pipes have undergone mini-bulk sampling involving the extraction of large diameter core samples to determine diamond grades. The pipes have also been delineated by drilling to a depth of at least 400 m. Pipe A154 South and A418 have been bulk sampled by underground excavation.

        The following table sets forth the estimated ore reserves for the Diavik Project as of May 2000:

Category	Tonnes	Grade	Diamonds
	(Mt)	(carats/t)	(Mcarats)
Proven	13.5	4.6	61.7
Probable	12.2	3.7	44.9

Total ore reserves(1)(2)	25.7	4.2	106.7

(1)
Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on ore reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.

(2)
Ore reserves were calculated using average diamond values of US$65 per carat.

        The following table sets forth the estimated measured and indicated mineral resources, including reserves, and inferred resources for the Diavik Project, as of May 2000:

Category	Tonnes	Grade	Diamonds
	(Mt)	(carats/t)	(Mcarats)
Measured	13.0	4.8	62.4
Indicated	18.1	3.4	61.5

Total measured and indicated mineral resources(1)(2)	31.1	4.0	123.9

Inferred mineral resources(1)(2)	6.3	2.4	15.1

(1)
Based on a May 2000 feasibility study prepared for Aber by an independent consulting firm that incorporated a report on ore reserves and mineral resources prepared by separate independent consulting firm, which was supervised by a qualified person.

(2)
Using the JORC Code to a depth of 420 m. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        The Diavik Project's kimberlite pipes are located in shallow water and as such, dikes are to be used to provide access to the pipes and to create a safe working environment. The mine plan proposes open-pit mining of all four kimberlite pipes. Pipes A154 South and A418 are also to be mined from underground. Based on a feasibility prepared by the manager of the Diavik Project, with results released by Aber in 1999, production is estimated at rates of 1.5 Mtpa. Pipe A154 would be mined for the first ten years as an open pit. Pipe A418 would commence production in 2010 and continue to 2022. Pipe A21 would be mined between 2013 and 2019. Underground production from pipe A154 South is forecasted between 2015 and 2019.

        The Diavik Project is subject to environment requirements and conditions at both the federal and territorial levels. Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Northwest Territories requirements are administered by the Departments of Education, Culture and Employment; Resources, Wildlife and Economic Development; Transportation; and Workers Compensation Board-Prevention Services.

        The construction of the mining complex at the Diavik Project was completed in 2002 with initial production from the A-154 pit beginning in November 2003. As of December 31, 2003, IAMGold has received royalty revenue of $2.1 million. The Lac de Gras Royalty represented $48.3 million on the consolidated balance sheet of IAMGold at December 31, 2003.

Williams Royalty — Ontario, Canada

        IAMGold owns 720 units of The Williams Royalty Trust (the "Williams Trust"), which has a 1% NSR royalty (the "Williams Royalty") on the minerals recovered from the Williams mine (the "Williams Mine"). The Williams Mine is owned 50% by Barrick and 50% by Teck Cominco. There are currently outstanding 1,000 units of the Williams Trust and, accordingly, IAMGold is entitled to receive 72% of the Williams Royalty payments.

        The following technical data, including mineral resource and ore reserve tables, have been extracted from Teck Cominco's annual information form dated February 20, 2004 on pages 43 and 44 and from Teck Cominco's 2003 annual report filed on SEDAR on April 1, 2004 on pages 24, 62 and 63. A qualified person from IAMGold has not reviewed the information nor has it been in a position to independently verify such information.

        The Williams Mine lies adjacent to the Trans-Canada Highway in the Hemlo district of Ontario. The mine operates throughout the year and the mill located at the Williams Mine processes ore from both the Williams Mine and the nearby David Bell Mine. Power for the operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available if required. Water requirements are sourced from Cedar Creek, and mine personnel live in nearby areas with the majority in Marathon, Ontario.

        The Williams Mine is located at the western end of a small east-west trending Archean Greenstone Belt known as the Hemlo zone and covers a surface area of approximately 270 hectares. The total length of the Hemlo zone covering three mines in the area, including the Williams mine, is over 3 kms. The orebody at the Williams mine dips north at 60-70 degrees with widths varying from 1 m to 45 m.

        The following table sets forth the estimated mineral reserves for the Williams Mine as of December 2003:

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Proven	17.2	3.0	1.6
Probable	12.3	2.7	1.1

Total mineral reserves(1)(2)	29.5	2.9	2.7

(1)
Classification of mineral reserve is consistent with the classification system prescribed in NI 43-101.

(2)
Ore reserves were calculated using gold price of US$325/oz.

        The following table sets forth the estimated measured and indicated mineral resources, excluding mineral reserves, and inferred mineral resources for the Williams Mine, as of December 2003.

Category	Tonnes	Grade	Gold
	(Mt)	(g/t)	(Moz)
Measured	1.7	2.5	0.1
Indicated	2.7	2.3	0.2

Total measured and indicated mineral resources(1)	4.4	2.4	0.3

Inferred mineral resources(1)	7.2	2.2	0.5

(1)
Classification of mineral resources is consistent with the classification system prescribed in NI 43-101. The mineral resource estimates above are reported separately from and are not aggregated with estimated mineral reserves. Mineral resources do not have demonstrated economic viability. Totals may not add due to rounding.

        The Williams Mine is primarily an underground operation with some open-pit mining and has been operating since the fall of 1985. The underground mine is accessed by a 1,300 m production shaft and mining being carried out by longhole stoping with delayed cemented rock backfill.

        The Williams Royalty represented $5.4 million on the consolidated balance sheet of IAMGold at December 31, 2003.

Other Royalty Interests

        IAMGold owns the following royalty interests.

        El Limón Royalty — Nicaragua:    A 3% NSR on the El Limón property located in the Limón Mining District of Nicaragua approximately 100 km northwest of Managua. Glencairn Gold Corporation, a public company listed on the TSX, indirectly owns and operates the El Limón property.

        Magistral Royalty — Mexico:    A sliding scale NSR royalty on the Magistral property in Mexico calculated initially at the rate of 1% until royalty payments in respect of 30,000 ounces of gold have been received, 3.5% on the next 350,000 ounces of gold and thereafter at a rate of 1%. The Magistral property is held by Nevada Pacific Gold Ltd., a public company listed on the TSX, and Midwest Mining Co., a private company.

        Don Mario Royalty — Bolivia:    A 3% NSR royalty on the Don Mario gold-copper property located 70 km northeast of the village of San Juan in the province of Santa Cruz, Bolivia. The Don Mario property is indirectly owned by Orvana Minerals Corporation, a public company listed on the TSX Venture Exchange.

        Vueltas del Rio Royalty — Honduras:    A 2% NSR royalty from various properties located in northwestern Honduras, known collectively as the Vueltas properties, held indirectly by Geomaque Explorations Ltd., a public company listed on the TSX. Royalty payments received in respect of base metals produced from the Vueltas properties must be paid to a third party. In the case of gold, the royalty rate increases by 1% for each $100 increase in the price of gold per ounce above $400 per ounce to a maximum rate of 5%.

        Dolores Royalty — Mexico:    A 1.25% NSR royalty on gold produced from various properties located in the State of Chihuahua, Mexico indirectly owned by Minefinders Corporation Ltd., a public company listed on the TSX.

        Joe Mann Royalty — Canada:    A sliding scale NSR royalty on the Joe Mann property held indirectly by Campbell Resources Inc., a public company listed on the TSX. The royalty rate is 1.5% when the price of gold is $325 per ounce or greater, increasing by 1 basis point for every $1.00 increase in the price of gold above $325 per ounce to a maximum rate of 2%. Once Cdn$500,000 has been received under the 1.5% royalty rate, the royalty rate will reduce to 1% when the gold price is $350 per ounce or greater.

Miscellaneous Royalties

        IAMGold holds a number of inactive royalties that are not reflected on its consolidated balance sheet. These royalties represent historical investments where a mine may not be developed, where reserves have been depleted or where an exploration property was converted into a royalty.

Exploration Projects

        The following is a brief description of the exploration properties in which IAMGold has an interest, all of which are located in West Africa, South America and Canada.

Senegal

        IAMGold spent $1.1 million on exploration on the Senegal properties (Bambadji and Daorala-Boto) in 2003 and expects to spend $0.6 million for exploration on the Senegal properties in the first six months of 2004.

        The Bambadji and Daorala-Boto permits currently cover a total surface area of 681 km2 along the Senegal-Mali border. Two additional permit areas, being the Safa Permit (384 km2) and the Saroudia permit

(376 km2) are in the final stage of the government approval process. These permits are juxtaposed on the west side of the Bambadji and Boto permit areas.

        The Bambadji and Daorala-Boto permits are located in the southeast of Senegal approximately 800 km east-southeast of the capital and port city of Dakar. From Dakar, access is by paved road via the towns of Tambacounda and Kedougou and the village of Saraya and then a 2 hour drive on a dirt track to the property. Air strips are located at Tambacounda and Kedougou.

        Very little infrastructure exists within the immediate vicinity of the Bambadji Project and, as a result, exploration activities require self-sustaining camps, communications, power and transport. An office, storage facilities and accommodations have been established in Dakar to support the project.

        Substantial exploration for iron, copper and gold has been carried out in eastern Senegal and artisanal mining for gold continues. Alluvial gold mining was carried out along the Faleme River by La Compagnie des Mines de Faleme-Gambie ("CMFG") from 1911 to 1950 with total production of approximately 2.8 tonnes of gold (87,000 ounces). Most of the post-World War II exploration in the vicinity of Bambadji has focused on exploration for copper and iron. From 1963 to 1969, Bureau de Recherches Geologiques et Minieres ("BRGM") carried out test pitting in the district and gold was found in a number of places. Gold exploration was carried out by Soviet geologists from 1971 to 1973. Anmercosa (1993-1995) and Ashanti (1995-1999) had joint ventures with IAMGold to explore the gold potential of the permits. Since 2000 the exploration campaigns have been funded and carried out by IAMGold.

        The permits fall within the Kenieba-Kedougou Inlier of Birimian greenstones. The regional Senegal-Mali Fault Zone ("SMFZ"), which forms a structural corridor along the eastern side of the properties, runs north into Mali to pass by the Loulo, Sadiola and Yatela deposits. Splays from the SMFZ are believed to be important controls on gold mineralization.

        The properties are underlain by a package of sediments, volcanics, intrusives and iron hills. There are numerous faults and at least four phases of folding.

        Geological interpretation is made difficult because of: (1) poor outcrop, (2) weathered rock (saprolite), (3) complex structures and faulting, (4) complex folding, and (5) alteration (carbonatization, albitization, tourmalinization, brecciation).

        Numerous pits and trenches on identified geochemical anomalies have been excavated. RAB, Air Core, RC, and DDH drilling (555 holes totaling 29,100 m) has been completed. In 2003, exploration continued to be focused on the structural corridor to the east of the regional Senegal-Mali fault system. A 12,000 m/186 hole reverse circulation drill program, completed in May, 2003, gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target where significant mineralization was intersected in two areas 800 metres apart.

        At BA, the targets tested were adjacent to trenches 5 and 13 which had earlier returned results of 22 metres averaging 1.9 g/t gold and 30 metres averaging 2.9 g/t gold respectively (reported in the press release of March 31, 2003).

        The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565 m in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from 2 to 42 metres in length and averaging above 1 g/t gold, were encountered in the drill holes.

        The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42 m averaging 3.8 g/t. These results, some of the best ever obtained on the Bambadji project, are very encouraging. However, continuity along strike beyond the 135 metre strike length referred to above has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood. Core from a future diamond drilling program (only RC drilling has been carried out on this zone to date) and more detailed mapping should assist in the interpretation.

        In the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up RAB drilling in 2002 on two fence lines north and south of the trench intersected various zones of good mineralization.

        The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging RAB results. This program produced good results from a hole below Trench 13, notably 36 m averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t).

        Although individual intersections are very encouraging at the Trench 13 zone, continuity along strike has not been established. This will be an objective of the next drill program.

        In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial RAB drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally 2 metres) was encountered. The best intersection was 6 metres averaging 8.9 g/t.

        Seven hundred metres to the south of the above zone an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally 2 to 6 metres) averaging between 1 and 2 g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, 8 metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. These higher values, along with the promising results from BA, warrant further follow-up.

Ecuador

        IAMGold spent $2.1 million on exploration in Ecuador in 2003. In the first half of 2004, IAMGold plans to spend $1.0 million on two drilling projects.

Quimsacocha Project

        The 12,500 hectare Quimsacocha project is located in southern Ecuador, some 40 kilometres to the southwest of the city of Cuenca. It is accessible by a partly-paved road leading from the main paved highway between Cuenca and the port of Guayaquil. The property is located in the Andes at an elevation varying between about 3,500 and 3,900 metres. The vegetation is sparse and typical of Andean vegetation above the treeline. The climate is generally cool throughout the year and can drop below freezing in the winter. Precipitation is mainly in the form of rain. The area is subject to strong winds.

        The property is held 100% by IAMGold but a former owner, COGEMA, holds a 5% net profits interest on any production from Quimsacocha.

        A base metal stream sediment anomaly was identified by a United Nations reconnaissance exploration program in the late 1980's. COGEMA drilled 1,869 metres on vein and disseminated targets to test the gold potential of the property. In 1995, a joint venture between COGEMA, Newmont and TVX Gold Inc. drilled 7,581 metres in 82 core holes.

        Following geochemical sampling and reconnaissance mapping, IAMGold drilled 1,400 metres in 6 diamond drill holes in 2002. In 2003, IAMGold completed a second phase of drilling consisting of 6,610 metres in 20 diamond drill holes.

        IAMGold is exploring a large epithermal gold system hosted within metavolcanics adjacent to a large diatreme intrusive. The principal targets of the 2003 drilling were quartz veins hosting high-grade gold mineralization associated with silver and copper in the D1 area within the metavolcanics, as well as a lesser amount of drilling in and along the diatreme intrusive.

        Moderate to high values of gold, silver and copper were encountered in seven out of eight holes which intersected seven veins in the D1 area. The quartz veins at Quimsacocha are covered by a thin layer of overburden, which, together with a lack of geophysical response of the veins, makes it difficult to determine their orientation. However, the recently completed drill program has confirmed that vein 11 has an east-west strike and that the vein carries significant grades of gold, silver and copper over both a strike length and a vertical interval of more than 300 metres. Best results to date from drill intersections on vein 11 are 2.1 metres averaging

34.8 g/t of gold, 260.9 g/t of silver and 4.4% copper and 2.0 metres averaging 83.5 g/t of gold and 316.8 g/t of silver. Vein 11 remains open along strike to the east and west and at depth. The orientation of the other six veins intersected by drilling in the vicinity of vein 11 have not yet been confirmed.

        An additional 12 holes were drilled at Quimsacocha outside of the D1 area, within and along the edge of the diatreme intrusive. The four holes in the diatreme were unable to penetrate the massive silica and did not reach target depth. Three of eight holes drilled along the edge of the diatreme intersected encouraging gold, silver and copper mineralization. Only trace amounts of gold, silver and copper were intersected in the other five holes along the diatreme.

        The next phase of drilling at Quimsacocha is planned to begin in May 2004 and will include 7,500 metres of orientated core drilling which should be completed in August 2004. The objectives of this program include the testing of vein 11 over an 800 metre strike length and to a depth of 200 metres and the determination of the strike direction of the 6 other veins with relatively high-grade intersections. Limited step-out drilling along some of these other veins will be undertaken.

Retazos Project

        The Retazos project was initiated in 1999 in order to systematically explore the Zaruma-Portovelo gold district in southwestern Ecuador. The district consists of a gold-bearing vein system covering an area of 15 kilometres by 2 kilometres from which more than 4.5 million ounces of gold have been produced as well as significant amounts of silver and base metals.

        In February 2003, IAMGold began a 2,000 metre diamond drill hole program consisting of five diamond drill holes. This program was to test a geological model for the gold mineralization. The model had been derived from geological and grade data collected by IAMGold in earlier drill programs, from surface and underground mapping and from historical data from previous workers.

        At Zaruma Urcu, to the west of the old Protovelo mine (the largest contributor to the 4.5 million ounces produced from the Protovelo-Zaruma mining district) two holes were drilled from surface to try to intersect a postulated vein system. A vein was intersected in both holes but assay results were low (best intersection was 0.1 g/t gold and 29 g/t silver over 3.1 metres).

        At the southern end of the Abundancia vein, the most prolific single producer in the district, three core holes were drilled from underground. The target was an extension of the vein in a zone which was not previously tested by drilling or underground workings. The target zone was based on the identification of a combination of favourable structure, rock type and alteration type. Two of the three holes drilled on the Abundancia vein intersected a previously unknown double vein system. The assay results were generally low (best value 8.8 g/t of gold over 1.6 metres).

        A decision was taken to do no further work on the property owing to the generally low gold values in the drill results. The properties held under agreement with third parties have reverted back to those parties. An agreement covering the 100% owned IAMGold properties has been signed with an Ecuadorian company (Minera Australiana) whereby IAMGold will receive a 3% net smelter return royalty if a mine is brought into production.

Norcay Project

        The project is located in west central Ecuador only a few kilometres along a gravel road from the main paved highway between the city of Cuenca and the port city of Guayaquil. The property sits at an average elevation of 700 metres in an area of steep topography covered by rain forest type vegetation consisting of trees and thick undergrowth.

        IAMGold is a 100% owner of the property with the exception of a small area which is under option with a third party. The third party has carried out a small amount of informal mining on a gold-bearing vein system. There is no record of any exploration being done in the area prior to that carried out by IAMGold.

        The target is a low sulphidation epithermal vein system. Initial work consisted of geological mapping, soil sampling and a ground magnetic survey over an area where a number of quartz and carbonate veins outcropped. The system accumulatively consists of at least 2.6 kilometres of veins with an average width of 2 to 3 metres and gold grades in trenches range up to 60 g/t over one metre. Forty percent of the 320 rock chip channel samples collected at surface contained more than 1 g/t of gold and 12% of the samples contained more than 5 g/t gold. Smectite-dominated alteration assemblages and a high calcite content of the veins indicates that the present erosion level exposes the uppermost part of the epithermal system. The epithermal vein system may be genetically related to a porphyry system that lies three kilometres to the south.

        In May 2003, a 2,000 metre diamond drill program commenced to test the gold grades at depth within some of the veins. Gold assays from the drill holes did not confirm high grade mineralization at depth consistent with that found at surface. The best result was 3.5 g/t of gold over 23 metres (Hole ND-12) which included two higher grade intersections of 7.2 g/t over 2.3 m and 7.6 g/t over 3.0 m. The vein textures and geochemistry suggest that the drill intersections were possibly too high in the system and the property warrants a second phase of drilling which will test the systems at greater depth. A joint venture partner is being sought for this work.

Condor Joint Venture

        An exploration joint venture agreement, referred to as the Condor JV, was signed with a subsidiary of Gold Fields in October 2002. It covers a large area in southeast Ecuador which is considered to have potential for epithermal gold and porphyry gold/copper deposits. IAMGold was informed by Gold Fields in April 2004 that the latter was withdrawing from the JV effective immediately.

        The Condor JV was funded by Gold Fields but managed by IAMGold. Gold Fields had the right to take over operatorship at a later time. Gold Fields could have earned 50% of the Condor JV by spending $5 million within four years and it had the option of earning a further 10% by spending a further $10 million within eight years of signing the agreement.

        The 2.2 million hectare area of influence of the Condor JV covered a diverse area with regards to topography, climate and vegetation, ranging from fertile valleys where farming is carried out by the local communities, to the higher elevation slopes of the Andes (some in excess of 3,000 metres), to the lower elevation, but rugged, slopes to the east of the Andes which are covered by tropical rainforest vegetation.

        Within the Condor JV area of influence, a number of properties were held 100% by the JV partners and others were held under option agreements from third party owners. All these properties will now be held by IAMGold.

        Since its formation, the Condor JV had carried out reconnaissance mapping, stream sediment sampling, rock chip sampling and soil sampling over selected area. Two properties, El Mozo and Cañicapa, have been drill tested.

        The El Mozo property is held under an agreement with a third party, Minera Cachabi, an Ecuadorian company.

        The El Mozo project is a high sulphidation epithermal target situated approximately half way between the cities of Cuenca and Loja. Access is by dirt roads leading from the main paved highway between Cuenca and Loja. The property is situated at an elevation of about 2,800 metres and is covered by grasslands and some exotic forest plantations.

        The property was previously tested by Newmont which carried out 8,500 metres of drilling in 55 diamond drill holes.

        The El Mozo property lies within the 50 kilometre long Baños belt of volcanic and sedimentary rocks. The edge of the Baños belt is marked by a major northeast trending fault, the Baños fault.

        The Condor JV partners carried out detailed mapping, soil geochemistry, rock chip sampling and an induced polarization geophysical survey over the property. A total of 1,600 metres in ten diamond drill holes was carried out by the Condor JV to test three separate targets on the property. Gold mineralization was encountered in several of the drill holes but values were generally low (best result: 1.0 g/t over 16.8 metres).

        After reviewing the results, Gold Fields decided to drop the property due to the fact that they felt it was unlikely to host a deposit large enough to meet its requirements. IAMGold renegotiated an extension to the agreement with the third party property-owner and has carried out 1,500 m of drilling in five holes in April 2004. This second phase of drilling was funded 100% by IAMGold.

        The Condor JV also drill tested the Cañicapa property which lies some 20 kilometres to the south of El Mozo in a similar climatic and topographic setting.

        The 3,900 hectare Cañicapa property is held by International Minerals Corporation ("IMZ") under an option arrangement which it has with Equanor Minerals. IAMGold has a separate agreement with IMZ whereby it can earn an 60% interest in the Cañicapa property by spending Cdn$2 million over a five year period and a further 20% by taking the project through to a bankable feasibility study stage. IAMGold subsequently included the Cañicapa project in the Condor JV.

        In early 2004, a 14 hole, 3,000 metre reverse circulation drill program was concluded on the Cañicapa property. The program was designed to test an oxidized, epithermal gold system.

        Of the 14 holes drilled, 12 holes achieved their targeted depth while two had to be abandoned due to technical difficulties. Holes were drilled over an area of 3 km2. The best assay result from this drilling was 0.4 g/t gold over 74 m.

Brazil

        Exploration expenditures in Brazil in 2003 amounted to $0.8 million. IAMGold's exploration expenditures on properties in Brazil in the first six months of 2004 are budgeted at $0.4 million.

Tocantins Project

        In mid-1999, IAMGold and AngloGold Limited established a joint venture whereby IAMGold could earn a 50% interest in concessions totaling some 2,000 km2 in the Almas greenstone belt in Tocantins State in central Brazil by spending a total of $3 million over five years. By the end of 2002, IAMGold had vested its 50% interest in the joint venture and the partners now fund the joint venture on a 50/50 basis. Subsequently IAMGold acquired more than 2,000 km2 of concessions which were added to the joint venture, bringing the total area of the joint venture to approximately 4,500 km2.

        In the years 2000, 2001 and 2002, while IAMGold was earning into the project, it carried out regional geological and geophysical surveys over the Almas greenstone belt. Much of the early work was focused on the Chapada shear zone which has old gold workings over a strike length of more than 20 kilometres. The main Chapada garimpo (workings of local miners) consists of a 1.5 kilometre portion of the shear zone where deformed quartz veins with high grade gold mineralization are currently being mined to a depth of 120 metres. This mineralized system was tested at depth by IAMGold with a number of drill programs. Gold mineralization was encountered in all holes but grades were too low to support an underground operation.

        In 2003, the focus of the work shifted to Chapada North, an area north of the main Chapada garimpo where there was potential for a lower grade, open-pittable resource. Surface sampling and mapping were carried out prior to a drill program. At Chapada North, 55 reverse circulation holes were drilled on six lines over a strike length of three kilometres. The holes were generally shallow (40 metres depth) and broadly spaced along lines (100 metres between holes) and were designed to test the potential for near surface, disseminated gold mineralization amenable to open pit mining in an area of extensive local mining activity and termite mound geochemical anomalies. Gold assays from this drilling were generally either of low grade (less than 2 g/t gold) and/or generally over narrow widths (less than 2 metres). No further work is anticipated at Chapada North at this time.

        At Nova Prata, another prospect identified on the joint venture property, a total of 40 shallow and closely-spaced (generally 25-30 metres apart) reverse circulation holes were drilled on three lines over a 500 metre strike length in 2003. This drill program was designed to test a soil geochemical anomaly in a zone where there had been intense garimpeiro activity. Gold assays from this drilling varied from 1 g/t to as much as 10 g/t over widths from 1 to 15 metres, but in general results were of lower grade and of narrower widths. Although some of these intersections are encouraging, the lack of strike length continuity and the generally narrower widths appear to limit the prospect's potential. No further work is planned at Nova Prata at this time.

        The joint venture partners are developing other targets on the large land package based on geochemical and geophysical anomalies and it is anticipated that further drill targets will be defined for the second half of 2004.

Gandarela Project (previously referred to as Moeda Project)

        The Gandarela project is a 120 km2 property located in the "Iron Quadrangle" in Minas Gerais state, southeastern Brazil. The land package in the joint venture is held by IAMGold under separate option agreements with land owners. Under the terms of the joint venture agreement with AngloGold Brazil, the latter can earn a 50% interest in the project by spending $6 million within a 4 year period. By continuing to sole-fund the project beyond $6 million, AngloGold may increase its equity by an additional 5% for each $5 million of expenditure to a maximum of an additional $20 million, equivalent to an equity of 70%. At the discretion of IAMGold, AngloGold may increase its equity from 70% to 75% by spending a further $10 million.

        The exploration target of the joint venture is the gold-bearing conglomerates of the Moeda Formation which have supported small gold mining operations in the past. The Moeda conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa.

        In 1997, IAMGold recognized that a major Witwatersrand-type conglomerate-hosted gold deposit could be present in the southwestern portion of the Gandarela Syncline. Widespread gold mineralization was known in the Moeda conglomerates from previous exploration drilling programs carried out by other companies and there were a number of old gold workings over a 15 kilometre strike length.

        IAMGold put down five drill holes for a total of 2,208 metres in 2000 in order to test the gold content and thickness of the Moeda conglomerates and IAMGold drilled a further three diamond drill holes totaling 2,651 metres that were completed in March 2001. The drilling intersected well-developed conglomerate units and although gold mineralization was generally low, the drill programs confirmed the structural model for the area. On the basis of these results, the JV agreement with AngloGold was signed.

        A minimum 6,000 metre diamond drill program, funded by AngloGold, commenced in the third quarter of 2003 and at the time of writing, was still in progress. The objective of this drill program is to intersect and test the conglomerates at depth down to about 1,000 metres. Three drills are now on the property and the program is expected to be completed in the second half of 2004. At the time of writing, none of the drills had reached their target depths.

Argentina

        Exploration spending by IAMGold in Argentina in 2003 was $1.2 million. For the first half of 2004, exploration spending by the company in Argentina is budgeted to be $0.9.

Mesa Project

        The Mesa project consists of a number of properties in Santa Cruz province in southern Argentina. In 2003, work was focused on La Esperanza property.

        La Esperanza is held under option from Mr. Luis Arballo. The property lies at an elevation of about 750 metres and is covered by sparse grasslands typical of Patagonia. Access to the property is by a network of good dirt roads from the town of Caleta Olivia some 350 kilometres to northeast or from the port of San Julián, some 250 kilometres to the southeast.

        The property was previously explored by Pegasus, which drilled 1,800 metres in 17 reverse circulation drill holes. The main purpose of their exploration was to test the Cerro Guanaco breccia pipe and adjacent veins. The breccia pipe at Cerro Guanaco lies near the centre of a 2.5 kilometre long linear zone of en echelon quartz veins.

        IAMGold carried out further exploration around the Cerro Guanaco area, including 500 metres of reverse circulation drilling. Gold values found in the veins and in the breccias intercepted in the drill holes did not confirm the higher grades found both at surface (best trench value: 65 g/t gold over 2 metres) and in shallower holes. A second round of diamond drilling consisting of 1,800 metres was completed by IAMGold in 2002 with similar results.

        In 2003, exploration was focused on Cerro Tornillo where the target was a postulated diatreme intrusion lying beneath silicified sediments and tuffs. The drill program consisted of 2,238 metres in 11 drill holes. The drilling successfully demonstrated the existence of a diatreme breccia which contained anomalous values of volatile elements such as mercury, arsenic and antimony which can be indicators of gold mineralization. However, gold values in the drill holes were low (best result: 0.4 g/t gold over 3 metres).

        A joint venture partner is being sought to continue the drill testing of this newly discovered diatreme.

Los Menucos Project

        The Los Menucos project consists of a number of properties in Rio Negro province in the northern part of Patagonia. In late 2003, a joint venture agreement was signed with Barrick Gold Corporation ("Barrick") for exploration over a 7,500 km2 "area of influence" that covered the majority of the Los Menucos project. This partnership with Barrick is referred to as the Los Menucos JV and under the terms of the agreement, Barrick can earn a 50% interest in the project by funding exploration up to $4 million over a four year period and an additional 20% by spending a further $8.5 million.

        The Los Menucos joint venture is located at an elevation of between 800 and 1,000 metres in typical Patagonian grasslands. A paved road passes through the property from Los Menucos to Maquinchao. The provincial capital of Neuquen can be reached by paved and dirt road in approximately three hours.

        The main targets are epithermal gold systems, either in the form of high grade veins or lower grade disseminated deposits, but the potential for copper-gold porphyries is also recognized.

        In 2001, prior to the joint venture with Barrick, IAMGold focused its exploration work on the 20 kilometre by 10 kilometre Abanico alteration zone by carrying out reconnaissance mapping, soil sampling, rock chip sampling, an induced polarization geophysical survey and trenching. Subsequent to that work, a joint venture was established with Companhia Vale Do Rio Doce ("CVRD") and under this joint venture a total of 3,600 metres of core and reverse circulation drilling was undertaken. The drilling results were not sufficiently encouraging and CVRD withdrew from the project.

        IAMGold continued exploration by sole-funding the project and focused on the Cerro La Mina target. Epithermal breccias and veins were drill tested commencing in March 2002. Results were encouraging (best results: 8.5 g/t gold over 8.7 metres). The drill was then moved to the Dos Lagunas prospect which had been acquired under option in 2001. A drill program was carried out on this vein system and low grade mineralization was intersected. The drill results at Dos Lagunas did not support some of the higher grade intersections that have been encountered in trenches in the vein system (best results: 90.0 g/t over 3 metres) but nevertheless the vein system is still considered to have potential for higher grade shoots.

        Under the present joint venture with Barrick, the latter is funding exploration on both the Abanico trend and at Dos Lagunas and a drill program is expected to commence during the second half of 2004.

Canada

Avalon JV

        In February, 2004, IAMGold entered into an agreement with Rubicon Minerals Corporation to explore the latter's Avalon project in eastern Newfoundland. The 140 km2 property package runs roughly north/south on the Avalon Peninsula for about 45 kilometres. The central part of the property package is cut by the Trans-Canada Highway, some 20 kilometres to the west of the provincial capital of St. John's.

        Under the terms of the agreement with Rubicon, IAMGold can earn a 55% interest in the project by expending Cdn$3 million in exploration over a 4 year period and up to a 70% interest by taking the project through to a bankable feasibility study. Rubicon holds some of the properties 100% in its own name and others are held under option agreements with third parties.

        The project offers potential for low sulphidation epithermal gold deposits hosted in a sequence of volcanic and pyroclastic rocks.

        A very minor amount of drilling has been done by previous owners on the Berg prospect (best result: 0.7 g/t gold over 2.8 m). In addition, sampling by the Newfoundland and Labrador Provincial Government, Department of Mines, has reported a high grade value of 54.3 g/t gold in a grab sample, from surface.

        Field work on the project, which is managed by Rubicon, has commenced with a program of lake bottom sediment sampling. In mid year a program of geological mapping, soil sampling, rock chip sampling and trenching will commence. It is anticipated that a drill program will be carried out in the second half of 2004.

DIRECTORS AND OFFICERS

        The following table sets forth, for each of the directors and executive officers of IAMGold, the person's name, municipality of residence, position with IAMGold, principal occupation and number of common shares of IAMGold ("IAMGold Shares") beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of IAMGold, the period during which the individual has served as a director of IAMGold.

Name and Municipality of Residence	Position Held	Principal Occupation	Number of IAMGold Shares
William D. Pugliese(3) Aurora, Ontario	Chairman and Director since 1990	Officer of IAMGold	10,587,529
Gordon J. Bogden(2)(3) Toronto, Ontario	Director since 2002	Managing Director, National Bank Financial Inc. (investment banking firm)	—
John A. Boultbee(1) Toronto, Ontario	Director since 1994	Executive Vice President, Hollinger Inc. (publishing company)	5,000
Derek Bullock(1)(3) Bobcaygeon, Ontario	Director since 1994	President, Delitova Corporation (mining and mineral resources consulting company)	18,382
Donald K. Charter(2) Etobicoke, Ontario	Director since 2003	Chairman and Chief Executive Officer, Dundee Securities Corporation (investment dealer) and Executive Vice President of Dundee Wealth Management Inc. and Dundee Bancorp Inc. (investment management companies)	2,800
Joseph F. Conway Toronto, Ontario	President, Chief Executive Officer and Director since 2003	President and Chief Executive Officer of IAMGold	139,440(4)
Mahendra Naik(1)(2) Markham, Ontario	Director since 2000	President & Chief Executive Officer, Yellow Online Inc. (publishing and online directory company)	251,909
Robert A. Quartermain(3) Vancouver, B.C.	Director since 2003	President, Silver Standard Resources Inc. (mining company)	70,000
Grant A. Edey Oakville, Ontario	Chief Financial Officer	Chief Financial Officer of IAMGold	4,480(4)
Larry E. Phillips Toronto, Ontario	Vice President, Corporate Affairs & Corporate Secretary	Vice President, Corporate Affairs & Corporate Secretary of IAMGold	11,600(4)

Dennis Jones Toronto, Ontario	Vice President, Exploration	Vice President, Exploration of IAMGold	19,895
Paul B. Olmsted Mississauga, Ontario	Vice President, Corporate Development	Vice President, Corporate Development of IAMGold	27,416(4)
Thomas Atkins Toronto, Ontario	Vice President, Investor Relations	Vice President, Investor Relations of IAMGold	—
Glynnis Frelih Pickering, Ontario	Corporate Controller	Corporate Controller of IAMGold	—

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the corporate governance committee.

(4)
Does not include IAMGold Shares to be issued in the future pursuant to restricted share awards under the share bonus plan comprising part of the share incentive plan of IAMGold. See "Executive Compensation".
        IAMGold does not have an executive committee.

        During the past five years, each of the foregoing persons has held his present principal occupation or a similar position with his present employer or its predecessors or affiliates except for: Mr. Pugliese who, prior to January 2003, was Chief Executive Officer of IAMGold; Mr. Bogden who, prior to October 2003, was Managing Director of Beacon Group Advisors Inc. (an investment banking firm), and who, prior to January 2001, was a Director of Investment Banking at Newcrest Capital Inc. (an investment banking firm) and who, prior to November 1999, was Managing Director of N. M. Rothschild & Sons Canada Limited (an investment banking firm); Mr. Conway who, prior to January 2003, was President and Chief Executive Officer of Repadre Capital Corporation (a mining company); Mr. Naik who, prior to January 2000, was the Chief Financial Officer of IAMGold; Mr. Quartermain who, prior to April 1999, was President and Chief Executive Officer of Golden Knight Resources Inc. (a mining company); Mr. Edey who, prior to January 2003, was Vice-President Finance and Chief Financial Officer of Repadre Capital Corporation; and Mr. Olmsted who, prior to January 2003, was Vice-President, Corporate Development of Repadre Capital Corporation.

        Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

        As of the date hereof, the directors and senior officers of IAMGold as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 11,138,451 IAMGold Shares, representing approximately 7.7% of the outstanding IAMGold Shares.

EXECUTIVE COMPENSATION

        The following table sets forth all annual and long-term compensation for services in all capacities rendered to IAMGold and its subsidiaries for the financial years ended December 31, 2003, 2002 and 2001 in respect of each of the individuals who were, as at December 31, 2003, the Chief Executive Officer of IAMGold and the four other most highly compensated executive officers of IAMGold (collectively the "Named Executive Officers").

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary (Cdn$)	Bonus (Cdn$)	Other Annual Compensation(1) (Cdn$)	Securities Under Options Granted(2) (#)	All Other Compensation (Cdn$)

Joseph F. Conway(3) President and Chief Executive Officer	2003 2002 2001	482,250 — —	190,000 — —	19,201(4) — —	300,000 — —	90,000(5) — —

Grant Edey(3) Chief Financial Officer	2003 2002 2001	256,750 — —	155,000 — —	— — —	— — —	55,000(5) — —

Larry E. Phillips Vice President, Corporate Affairs and Corporate Secretary	2003 2002 2001	212,250 185,000 155,068	132,500 175,000 25,000	— — —	50,000 170,000	32,500(5) 3,214(6) 3,212(6)

Paul Olmsted(3) Vice President, Corporate Development	2003 2002 2001	212,250 — —	122,500 — —	— — —	100,000 — —	22,500(5) — —

Dennis Jones Vice President, Exploration	2003 2002 2001	212,250 185,000 175,538	85,000 50,000 25,000	— — —	50,000 270,000	— — —

(1)
Except where noted, no figures have been provided as taxable benefits did not exceed minimum threshold disclosure levels.

(2)
Options granted under the share incentive plan of IAMGold. (See "Share Incentive Plan" below.)

(3)
Effective January 7, 2003, Mr. Conway was appointed President and Chief Executive Officer, Mr. Edey was appointed Chief Financial Officer and Mr. Olmsted was appointed Vice President, Corporate Development, of IAMGold.

(4)
Represents imputed interest benefit on an employee loan from IAMGold.

(5)
Represents the value, calculated using Cdn$9.02 per IAMGold Share, of IAMGold Shares to be issued to the individual in the future pursuant to a restricted share award under the share bonus plan comprising part of the share incentive plan of IAMGold. One-third of the IAMGold Shares issuable under such award will be issued on each of the first, second and third anniversaries of the award.

(6)
Represents additional dental benefits.

Share Incentive Plan

        IAMGold has established a share incentive plan (the "Share Incentive Plan") for the benefit of full-time and part-time employees, directors and officers of IAMGold and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) which may be designated from time to time by the directors of IAMGold. The Share Incentive Plan consists of a share purchase plan ("Share Purchase Plan"), a share bonus plan ("Share Bonus Plan") and a share option plan ("Share Option Plan"). The following is a summary of the Share Incentive Plan.

Share Purchase Plan

        Subject to the requirements of the Share Purchase Plan, the directors of IAMGold have the authority to select those employees and members of management of IAMGold and designated affiliates who may participate in the Share Purchase Plan. IAMGold will match the participant's contribution, which cannot exceed 10% of the participant's basic annual remuneration, on a quarterly basis and each participant will then be issued IAMGold

Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and IAMGold. The purchase price per share will be the weighted average price of the IAMGold Shares on the TSX for the calendar quarter in respect of which the IAMGold Shares are issued. Such IAMGold Shares will be delivered to participants 12 months following their date of issue.

        A maximum of 750,000 IAMGold Shares may be issued under the Share Purchase Plan. For the financial year ended December 31, 2003, no IAMGold Shares were issued pursuant to the Share Purchase Plan and to date the directors of IAMGold have not designated any employees eligible to participate under the Share Purchase Plan.

Share Bonus Plan

        The Share Bonus Plan permits IAMGold Shares to be issued as a discretionary bonus to employees and management of IAMGold and designated affiliates. A maximum equal to the lesser of 600,000 IAMGold Shares and 1% of the number of IAMGold Shares outstanding from time to time may be issued under the Share Bonus Plan. For the financial year of IAMGold ended December 31, 2003, IAMGold granted restricted share awards to Messrs. Conway, Edey, Phillips and Olmsted entitling such individuals to be issued an aggregate of 22,173 IAMGold Shares over a three-year period under the provisions of the Share Bonus Plan. One-third of such IAMGold Shares will be issued on each of the first, second and third anniversaries of the restricted share award grant.

Share Option Plan

        The Share Option Plan provides for the grant of non-transferable options for the purchase of IAMGold Shares to eligible participants. Subject to the requirements of the Share Option Plan, the directors of IAMGold have the authority to select those eligible participants to whom options will be granted, the number of options to be granted and the price at which IAMGold Shares may be purchased. The exercise price for purchasing IAMGold Shares cannot be less than the closing price of the IAMGold Shares on the TSX on the last trading day immediately proceeding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors of IAMGold at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable, as to 33 1/3% of the IAMGold Shares subject to such option, on a cumulative basis at the end of each of the first, second and third years following the date of grant. The total number of IAMGold Shares that may be issued under the Share Option Plan cannot exceed 9,250,000 IAMGold Shares. In addition, the aggregate number of IAMGold Shares at any time available for issue to any one person cannot exceed 5% of the number of IAMGold Shares then outstanding.

        On May 15, 2003, in accordance with the terms of the Share Incentive Plan, the directors of IAMGold amended the Share Option Plan to eliminate share appreciation rights for optionees. An optionee was previously entitled to terminate an option, in whole or in part, and, in lieu of receiving the IAMGold Shares to which the terminated option related, to receive that number of IAMGold Shares having an equivalent value to the terminated option. The TSX did not require that the shareholders of IAMGold approve such amendment to the Share Option Plan.

        If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the IAMGold Shares, then the directors of IAMGold may permit all options outstanding to become immediately exercisable in order to permit IAMGold Shares issuable under such options to be tendered to such bid.

        As a result of the exercise of options and the resulting issuance of IAMGold Shares, the number of IAMGold Shares now reserved for issuance under the Share Option Plan is 5,261,594 IAMGold Shares. The number of options currently outstanding is 4,903,199, leaving 358,395 potential options remaining to be granted under the Share Option Plan.

Former Repadre Options

        Under the terms of the arrangement between IAMGold, a wholly-owned subsidiary of IAMGold and Repadre Capital Corporation which became effective on January 7, 2003, a total of 2,712,000 IAMGold Shares were reserved for issue upon the exercise of options held by former directors, officers and employees of Repadre Capital Corporation (the "Repadre Options"). Since January 7, 2003, 1,621,999 IAMGold Shares have been issued upon the exercise of Repadre Options, leaving 1,090,001 IAMGold Shares issuable upon the exercise of outstanding Repadre Options.

Option Grants During the Financial Year ended December 31, 2003

        The following table sets forth certain information regarding the options granted under the Share Option Plan during the financial year ended December 31, 2003 to each of the Named Executive Officers.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in the Financial Year	Exercise or Base Price (Cdn$/share)	Market Value of Securities Underlying Options at the Date of Grant(1) (Cdn$/share)	Expiration Date

Joseph Conway	300,000	62.5	7.60	7.60	January 6, 2008

Grant Edey	—	—	—	—	—

Paul Olmsted	100,000	20.8	7.60	7.60	January 6, 2008

Dennis Jones	—	—	—	—	—

Larry E. Phillips	—	—	—	—	—

(1)
Based on the closing price of the IAMGold Shares on the TSX on the date of grant of the options.

Aggregated Option Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option Values

        The following table sets forth certain information regarding all exercises of stock options during the financial year ended December 31, 2003 by each of the Named Executive Officers and the value of unexercised options of the Named Executive Officers as at December 31, 2003 on an aggregate basis.

Name	Number of Securities Acquired on Exercise	Aggregate Value Realized (Cdn$)	Number of Unexercised Options at December 31, 2003 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2003(1) Exercisable/Unexercisable (Cdn$)

Joseph Conway	160,000	933,100	496,000 / 300,000	2,987,420 / 426,000

Grant Edey	138,666	771,166	218667 / —	1,113,458 / —

Paul Olmsted	64,000	446,100	136,000 / 100,000	797,470 / 142,000

Dennis Jones	140,000	467,500	156,667 / 123,333	554,633 / 516,467

Larry E. Phillips	64,267	217,800	440,733 / 90,000	1,519,363 / 345,800

(1)
Based on the closing price of the IAMGold Shares on the TSX on December 31, 2003 of Cdn$9.02.

Indebtedness of Management

        The following table sets forth all indebtedness to IAMGold or any of its subsidiaries of each individual who is, or at any time during the financial year ended December 31, 2003, was a director, executive officer or senior officer of IAMGold and was indebted to IAMGold or any of its subsidiaries. The aggregate amount of indebtedness entered into in connection with the purchase of securities of IAMGold to IAMGold and its subsidiaries of all officers, directors, employees and former officers, directors and employees of IAMGold or any of its subsidiaries outstanding as at April 28, 2004 was Cdn$344,221.

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Program

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During 2003	Amount Outstanding as at December 31, 2003	Financially Assisted Securities Purchases During 2003	Security for Indebtedness

Joseph Conway President, Chief Operating Officer(1)	Loan from IAMGold	Cdn$694,221	Cdn$344,221	—	95,200 IAMGold Shares

(1)
Effective January 7, 2003, an outstanding share purchase loan from Repadre Capital Corporation to Mr. Conway in the amount of Cdn$694,221 was carried forward into IAMGold. During the financial year of IAMGold ended December 31, 2003, the amount of the loan was reduced to Cdn$344,221. The loan is non-interest bearing and is secured by, and only by, a pledge of 192,000 IAMGold Shares of IAMGold as at January 7, 2003 and 95,200 IAMGold Shares of IAMGold as at December 31, 2003. The loan is repayable on May 20, 2007 and in certain other instances, including upon the sale of the pledged shares, resignation, termination, death or at the discretion of the directors of IAMGold, with half the after-tax amount of any bonus paid to Mr. Conway by IAMGold. If the pledged shares are sold by Mr. Conway pursuant to a cash take-over or issuer bid upon resignation, termination, death or at maturity, and the after-tax proceeds are less than the outstanding indebtedness, IAMGold has agreed to pay Mr. Conway a bonus, retiring allowance or death benefit, as applicable, in an amount equal, on an after-tax basis, to such unpaid amount, which shall be used to repay the outstanding amount.

Other Compensation Matters

        Options to purchase an aggregate of 400,000 IAMGold Shares were granted to the Named Executive Officers during the financial year ended December 31, 2003. Each option entitles the holder to acquire one IAMGold Share at an exercise price of Cdn$7.60. In addition, restricted share awards were made to the Named Executive Officers during 2004 in respect of the financial year ended December 31, 2003 equal to an aggregate value of Cdn$200,000 as part of the bonus compensation to the Named Executive Officers. There are no pension benefits in place for the Named Executive Officers.

Management Contracts

        IAMGold has entered into substantially similar employment and management agreements (the "Management Agreements") with Messrs. Pugliese, Conway, Edey, Phillips, Olmsted and Jones (collectively the "Key Executives"). Under the Management Agreements, for the 2004 financial year of IAMGold the base annual salary for Mr. Conway has been fixed at Cdn$500,000, for Mr. Edey has been fixed at Cdn$275,000, for Mr. Phillips has been fixed at Cdn$250,000, for Messrs. Jones and Olmsted has been fixed at Cdn$230,000 and for Mr. Pugliese has been fixed at Cdn$200,000. The Management Agreements contain provisions protecting IAMGold with respect to non-competition, non-solicitation, confidential information and ownership of ideas and inventions and contain provisions with respect to termination on death and disability as well as termination by IAMGold other than for cause (in which case remuneration equal to their base salary is paid to Mr. Pugliese for 12 months, and to Messrs. Conway, Edey, Phillips, Jones and Olmsted for 24 months, following such termination and, in all cases, any outstanding stock options become fully exercisable).

        The Management Agreements also contain "change of control" provisions. These provisions provide that, under certain specified circumstances, a change in control of IAMGold is deemed to constitute termination of the applicable Key Executive by IAMGold other than for cause, unless waived by the Key Executive.

        Termination of contracts entered into by IAMGold with Messrs. J. Todd Bruce and John Ross in January 2003 and February 2003, respectively, resulted in IAMGold paying severance payments equal to 30 months base salary for Mr. J. Todd Bruce and 24 months base salary for Mr. John Ross.

Compensation of Directors

        For the financial year ended December 31, 2003, each director of IAMGold (other than Mr. Pugliese, Mr. Mark Nathanson (who resigned as a director of IAMGold in September 2003) and Mr. Conway) received an annual fee of Cdn$12,000 together with Cdn$2,500 for each meeting of the directors or any committee thereof in which such director participated. Any such director who chaired a committee of the directors also received an annual fee of Cdn$3,000. In 2003, each director of IAMGold received 50,000 options to purchase IAMGold Shares under the Share Incentive Plan.

        Directors received an aggregate of Cdn$381,833 in remuneration in 2003.

Directors and Officers Liability Insurance

        IAMGold has directors' and officers' liability insurance for the benefit of the directors and officers of IAMGold which provides coverage in the aggregate of Cdn$20 million for the period from April 1, 2004 to June 30, 2005. The deductible amount on the policy is Cdn$100,000 and the total premium for the period of April 1, 2004 to June 30, 2005 is Cdn$419,000 (Cdn$385,400 for the policy year March 31, 2003 to March 31, 2004). In addition, IAMGold paid Cdn$14,510 for the period November 26, 2002 to March 31, 2003 as a result of the listing of the IAMGold Shares on AMEX and Cdn$11,695 for the period January 7, 2003 to March 31, 2003 as a result of the business combination with Repadre Capital Corporation.

Composition of the Compensation Committee

        The members of the compensation committee of the directors of IAMGold (the "Compensation Committee") for 2003 were Donald K. Charter (Chairman), Gordon J. Bogden and Mahendra Naik.

Compensation Committee Report on Executive Compensation

        IAMGold's executive compensation program is designed to provide both short and long term rewards to the Named Executive Officers and other senior executives of IAMGold that is consistent with individual and corporate performance and their contribution to IAMGold's objectives. This includes base salaries, cash bonuses, options granted pursuant to the Share Incentive Plan and benefits such as medical and dental insurance. Levels of compensation are established and maintained with the intent of attracting and retaining quality employees.

        The base salary for each executive of IAMGold is determined based on the individual's level of responsibility, the importance of the position to IAMGold and the individual's contribution to IAMGold's performance.

        During the year 2003, the Compensation Committee reviewed executive compensation, including base salaries, cash bonuses and share purchase options.

        As part of its review, the Compensation Committee conducted an analysis of executive compensation paid by a peer group of North American based gold mining companies. The Compensation Committee considered the comparative analysis together with the results achieved by IAMGold during the year relative to the corporate objectives.

        The Compensation Committee specifically reviewed the performance of the President and Chief Executive Officer of IAMGold based on a number of factors, including:

  •
  the development and implementation of a strategic business plan for IAMGold;

  •
  effectively managing and monitoring operating interests and exploration interests;

  •
  the effective integration of the IAMGold / Repadre Capital Corporation merger; and

  •
  actively pursuing acquisition opportunities.

        The Compensation Committee also considered the performance of IAMGold relative to its peers when deciding to recommend salary adjustments, bonuses and share purchase options for senior management of IAMGold. The Compensation Committee, in consultation with the President and Chief Executive Officer of IAMGold, developed a system of cash bonuses for executive management, including the President and Chief Executive Officer, based on a number of performance-based factors. These factors include corporate performance, including relative share price performance and earnings, as well as individual performance targets related to corporate objectives. The specific weighting of factors varies between executives and such factors are to be reviewed by the Compensation Committee annually. The Compensation Committee also introduced the granting of restricted shares as part of the bonus awards for senior executives.

        The foregoing report has been provided by the members of the Compensation Committee.

Donald K. Charter Gordon J. Bogden Mahendra Naik

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        During the 2003 year, corporate governance has been the subject of unprecedented media attention and investor concern. A variety of proposals, guidelines and amended regulations have been published in Canada and the United States all intended to improve corporate governance practices and disclosures.

        Strong effective corporate governance practice has been a primary focus of the directors of IAMGold since IAMGold's inception. In January 2001, the corporate governance committee of the directors of IAMGold (the "Corporate Governance Committee") completed a thorough review of IAMGold's policies and practices. Existing practices were recorded and formal mandates for the three committees of the directors of IAMGold were adopted and published in the management information circular delivered to shareholders in respect of the annual meeting of shareholders in 2002. The directors of IAMGold also adopted formal policies with respect to composition and rotation of committees and conflict of interest guidelines.

        The directors of IAMGold are committed to maintaining the highest standard of corporate governance for the proper operation of the business of IAMGold and the effective protection of the interests of all shareholders.

        The directors of IAMGold, through the Corporate Governance Committee, are responsible for reviewing, on a regular basis, proposed changes to legislation, regulations and guidelines, as well as public commentary pertaining to corporate governance practices. The directors of IAMGold are of the view that IAMGold's standards of corporate governance continue to meet or exceed the governance guidelines of the TSX.

        The commitment to sound corporate governance extends beyond the directors of IAMGold to all management and employees of IAMGold. The principles of transparency, disclosure and integrity have been formalized in a code of business ethics for the entire organization and a charter of expectations for directors which clearly set out the expectations and responsibilities of directors and management with respect to good governance. The charter of expectations for directors addresses the expectation that an individual director will provide strategic direction, maintain independence, provide insight and work effectively with management and remain accountable to shareholders and investors.

        IAMGold's disclosure addressing each of the TSX's corporate governance guidelines is attached as Schedule A to this Exhibit B. This disclosure statement, including Schedule A attached hereto, has been prepared and approved by the Corporate Governance Committee.

Report of the Corporate Governance Committee

        The Corporate Governance Committee for the 2003 year consisted of Gordon J. Bogden (Chairman), William D. Pugliese, Mark I. Nathanson (who resigned in September 2003), Derek Bullock and Robert A. Quartermain.

        During the year ended December 31, 2003, the Corporate Governance Committee:

  (a)
  reviewed the size and composition of the board of directors and considered the necessary expertise and experience for members of the board of directors to effectively discharge their responsibilities at the board and committee level;

  (b)
  reviewed the individual committee mandates and composition;

  (c)
  reviewed all contracts and arrangements with directors and related parties in the context of existing guidelines for conflicts of interest and independence;

  (d)
  recommended to the board of directors the eight nominees to stand for election as directors at the annual meeting of shareholders held in June 2003;

  (e)
  reviewed the governance requirements and guidelines arising from the listing of the IAMGold Shares on the American Stock Exchange, in particular as a result of the Sarbanes-Oxley Act of 2002, requiring the development of internal audit and control systems during the 2004 calendar year;

  (f)
  conducted an annual review of the Chief Executive Officer;

  (g)
  developed and carried out a director assessment process; and

  (h)
  reviewed the compensation for directors for the 2003 year.

        The monitoring of corporate governance is a continuous process that requires the full commitment of all the directors of IAMGold. The Corporate Governance Committee will consider the evolving guidelines and recommendations in order to maintain the best practices for IAMGold and the IAMGold Shareholders.

        Submitted on behalf of the Corporate Governance Committee.

PRINCIPAL SHAREHOLDERS

        As of the date hereof, to the knowledge of the directors and officers of IAMGold, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of IAMGold carrying more than 10% of the voting rights attached to any class of voting securities of IAMGold.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of IAMGold as at December 31, 2003. The table should be read in conjunction with the consolidated financial statements of IAMGold for the financial year ended December 31, 2003, including the notes thereto and the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition incorporated by reference in the Circular to which this Exhibit B is attached.

As at December 31, 2003
($ in thousands)
Long-Term Debt	11,342

Common Shares	342,208
Preference Shares	—
Share Purchase Options	2,138
Contributed Surplus	—
Share Purchase Loans	(266)
Retained Earnings	42,023

Total Capitalization	397,445

DESCRIPTION OF SHARE CAPITAL

Description of Share Capital

        IAMGold is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of IAMGold Shares, of which 145,536,179 IAMGold Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at April 28, 2004.

First Preference Shares

        The First Preference Shares are issuable in one or more series. Subject to IAMGold's articles, the directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the First Preference Shares of each series. The First Preference Shares rank prior to the Second Preference

Shares and the IAMGold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of First Preference Shares are entitled by law to vote as a class, the holders of First Preference Shares are not entitled to vote at meetings of shareholders. The holders of First Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the First Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the First Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the First Preference Shares or any series thereof.

Second Preference Shares

        The Second Preference Shares are issuable in one or more series. Subject to IAMGold's articles, the directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the Second Preference Shares of each series. The Second Preference Shares rank junior to the First Preference Shares and prior to the IAMGold Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters, as to which the holders of Second Preference Shares are entitled by law to vote as a class, the holders of Second Preference Shares are not entitled to vote at meetings of shareholders. The holders of Second Preference Shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class or series of shares ranking in priority to or on a parity with the Second Preference Shares or any series thereof, to effect an exchange, reclassification or cancellation of the Second Preference Shares or any series thereof or to increase the maximum number of authorized shares of a class or series ranking in priority to or on a parity with the Second Preference Shares or any series thereof.

IAMGold Shares

        Each IAMGold Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each IAMGold Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGold and the remaining property of IAMGold upon dissolution.

Dividend Record and Policy

        IAMGold declared a dividend of Cdn$0.06 per share to holders of record of IAMGold Shares at December 18, 2003. Payment was made on January 6, 2004. The actual timing, payment and amount of dividends paid by IAMGold will be determined by the directors of IAMGold from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGold, the need for funds to finance ongoing operations and such other business considerations as the directors of IAMGold may consider relevant.

SHAREHOLDER RETURN PERFORMANCE GRAPH

        The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in IAMGold Shares on December 31, 1998 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Gold and Precious Metals Index for the five most recently completed financial years of IAMGold, assuming the reinvestment of all dividends.

Five Year Cumulative
Return on Cdn$100 Investment

LEGAL PROCEEDINGS

        IAMGold is a defendant in an action commenced on August 27, 1991 in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri"). Kinbauri claims damages in the amount of Cdn$10 million in lieu of specific performance of an agreement to amalgamate between IAMGold and Kinbauri. In January 2002, Kinbauri amended its claim to include a claim for punitive damages in the amount of Cdn$2 million. A trial on the issue of liability was conducted in July 1997 before the Ontario Supreme Court at Ottawa. The trial judge rendered his decision on the liability issue in May 1999, when he found in favour of Kinbauri on the basis that IAMGold had breached an implied obligation to use best efforts to meet a necessary condition of an agreement. IAMGold appealed the decision to the Ontario Court of Appeal. The appeal was dismissed on November 2, 2000. An application by IAMGold for leave to appeal to the Supreme Court of Canada was denied.

        A trial on the issue of damages commenced in January 2002 and was completed on March 1, 2002. The trial judge rendered his decision on damages on December 23, 2002. The trial judge awarded compensatory damages to Kinbauri in the amount of Cdn$1,700,000. The claim for punitive damages was dismissed. The plaintiff was also awarded prejudgment interest at the rate of 10% from August 27, 1991 and legal costs to be assessed. IAMGold took a charge of $2.9 million against earnings for the year 2002 regarding the Kinbauri damage award.

        On January 20, 2003 Kinbauri filed a notice of appeal of the damages award. IAMGold, after consulting with litigation counsel, filed a notice of cross appeal on January 28, 2003. IAMGold has appealed the amount of the damage award and the rate of pre-judgment interest. The appeals were heard on April 15, 2004 at which time the Ontario Court of Appeal reserved judgment. As of April 28, 2004 a decision with respect to the appeals has not been received from the Court.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Other than as described below and elsewhere in this Exhibit B or in the joint management information circular to which this Exhibit B is attached, since January 1, 2003, no insider of IAMGold, nominee for election as a director of IAMGold, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect IAMGold or any of its subsidiaries.

        In connection with the Arrangement, IAMGold engaged National Bank Financial Inc. ("National Bank Financial") to provide financial advisory services to IAMGold and, upon the completion of the Arrangement, has agreed to pay a fee of Cdn$2,500,000 to National Bank Financial. Gordon Bogden, a director of IAMGold, is a Managing Director of National Bank Financial.

RISK FACTORS

Dependence on Mining Operations and Operators

        IAMGold has an interest in four gold mining operations, the Sadiola Gold Mine, the Yatela Gold Mine, the Tarkwa Gold Mine and the Damang Gold Mine, which will represent approximately 41%, 21%, 25% and 13%, respectively, of IAMGold's estimated gold production for 2004. Any adverse development affecting any of the four mining operations may have a material effect on IAMGold's financial performance and results of operations.

        IAMGold has royalty interests on various gold and diamond properties, including the Lac de Gras Royalty which covers the Diavik diamond property. Any adverse development affecting the Diavik diamond property or the Lac de Gras Royalty may have a material effect on IAMGold's performance and results of operations.

        IAMGold relies on the operating abilities of AngloGold and Gold Fields, and on the abilities of the operators of the mines in which IAMGold has a royalty interest, to effectively manage the mines in which IAMGold has an interest or in respect of which IAMGold holds a royalty interest. While IAMGold believes that the operating history of AngloGold, Gold Fields and the operators of mines subject to such royalty interests mitigates this risk, there can be no assurance that this will continue to be the case.

Fluctuations in Gold and Diamond Prices

        The profitability of IAMGold's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy. Gold and diamond prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold and diamond prices may adversely affect IAMGold's financial performance and results of operations. Any gold price decline would delay IAMGold receiving profit distributions from the Sadiola, Yatela, Tarkwa and Damang Gold Mines and reduce royalty revenue from IAMGold's gold royalty interests. Any diamond price decline would reduce royalty revenue from IAMGold's diamond royalty interests.

        To partially mitigate any decline in gold price, AngloGold, pursuant to its operator contract, implements a hedge policy established by the directors of SEMOS in respect of the Sadiola Gold Mine. As at December 31, 2003, call options for an aggregate of 30,000 ounces of gold (IAMGold's share being 11,400 ounces) were outstanding at an average price of $385 per ounce in respect of the Sadiola Gold Mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang Gold Mines and no plans exist to put any such financial instruments in place. In previous years IAMGold has benefited from gold sales above the average spot price. The decision not to use financial instruments may decrease the realized price of future gold sales if there is a material decrease in the price of gold.

        IAMGold holds a significant portion of its treasury in the form of gold bullion. As a result, IAMGold is highly exposed to changes in gold prices. As at December 31, 2003, the gold holding of IAMGold amounted to 144,743 ounces of gold.

Uncertainty of Reserve and Resource Estimates

        The figures for reserves and resources presented herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs. Future production could differ dramatically from reserve estimates for, among others, the following reasons:

  •
  mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

  •
  increases in operating mining costs and processing costs could adversely affect reserves;

  •
  the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves; and

  •
  declines in the market price of gold may render the mining of some or all of the reserves uneconomic.

        Any of these factors may require IAMGold to reduce its reserves estimates or increase its costs. Short-term factors, such as the need for the additional development of a deposit or the processing of new different grades, may impair IAMGold's profitability. Should the market price of gold fall, IAMGold could be required to materially write down its investment in-mining properties or delay or discontinue production or the development of new projects.

Political Risk

        IAMGold believes that governments in Mali and Ghana support the development of their natural resources by foreign companies. However, there is no assurance that future political and economic conditions in these and other countries in which IAMGold has exploration properties and royalties will not result in their governments adopting different policies respecting foreign ownership of mineral resources, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital. The possibility that a future government in any of these countries may adopt substantially different policies, which might extend to the expropriation of assets, cannot be ruled out. In the case of the operating gold mines, the Governments of Mali and Ghana are minority shareholders in the companies which own the mines, which may assist in mitigating the political risk, although there is no assurance that this will be the case.

Government Interests and Royalties

        The Government of Mali holds an 18% interest in SEMOS and a 20% interest in YATELA. In addition, the Government of Mali is entitled to a services tax of 3% based on the export value of gold production and an ad valorem tax of 3% payable on the value of products sold to refineries in respect of the Sadiola Gold Mine and the Yatela Gold Mine.

        The Government of Ghana holds, as of right and without payment of any compensation, a 10% interest in the rights and obligations of all reconnaissance, prospecting or mining operations in relation to a mineral right and has the option to acquire a further 20% interest where any mineral is discovered in commercial quantities, on terms agreed between the Government of Ghana and the holder of the mining lease. The Government of Ghana has agreed that the foregoing options may no longer be exercised in respect of the Tarkwa Gold Mine. However, the option could be exercised by the Government of Ghana in respect of the Damang Gold Mine. In addition, the Ghana Government is entitled to a royalty of 3% to 12% of mineral sales in respect of the Tarkwa Gold Mine and the Damang Gold Mine after direct expenses.

Mining Taxation and Foreign Exchange Control

        Ghana's exchange control laws require permission from the Ghanaian authorities for transactions involving foreign currency. Under an agreement between GFGL and the Government of Ghana, GFGL is currently obligated to repatriate 20% of its revenue to Ghana and to either use such amounts in Ghana or maintain them in a Ghanaian bank account. Under a deed of warranty between Abosso and the Government of Ghana, Abosso is currently obligated to repatriate 25% of its revenue to Ghana.

        While fiscal stability agreements are currently being negotiated with the Government of Ghana, there can be no assurance that such agreements will be entered into or that rates of revenue repatriation will not increase in the future.

        In Mali, the mining tax regime applicable to the Sadiola Gold Mine and the Yatela Gold Mine is derived from a combination of mining and tax legislation and contractual mining conventions which include fiscal stability guarantees. The application of specific tax provisions and the stability guarantee may be subject to interpretation. In the event of a dispute, an international arbitration process may be required.

Nature of Mineral Exploration and Mining

        IAMGold's profitability is significantly affected by the costs and results of its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on IAMGold's exploration properties or the properties in which it holds royalties will result in a profitable commercial mining operation.

        IAMGold's operations are, and will continue to be, subject to all of the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. IAMGold's activities may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which IAMGold has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While IAMGold may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which IAMGold cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting IAMGold's earnings and competitive position in the future and, potentially, its financial position and results of operation.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in IAMGold not receiving an adequate return on invested capital.

Production

        No assurance can be given that the intended or expected production schedules or the estimated direct operating cash costs will be achieved in respect of the operating gold mines in which IAMGold has an interest or in respect of operating gold mines or mines subject to royalties in which IAMGold has an interest. In addition to engineering, operating and capital cost factors, the revenue of IAMGold from the operating gold mines will depend on the extent to which expected operating costs in respect thereof are achieved. Short-term operating factors, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Additional Financing

        A portion of IAMGold's activities will be directed to the search for and the development of new mineral deposits, and significant capital investment will be required to achieve commercial production from successful exploration efforts. There is no assurance that IAMGold will have, or be able to raise, the required funds to continue these activities.

        IAMGold may acquire other royalties or exploration properties in West Africa, South America or elsewhere which may require acquisition payments to be made and exploration expenditures to be incurred. All exploration programs, if successful, will generate the incentive for further programs and additional funds. If required, there is no assurance IAMGold will be successful in raising sufficient funds to meet its obligations with respect to the exploration properties in which it has or may acquire an interest.

Licenses and Permits

        IAMGold requires licenses and permits from various governmental authorities. IAMGold believes that it holds all necessary licenses and permits under applicable laws and regulations in respect of its properties and that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that IAMGold will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Competition

        The mineral exploration and mining business is competitive in all of its phases. There is a limited number of royalty acquisition opportunities available and a limited supply of desirable mineral lands available for claim, staking, lease or other acquisition in the areas where IAMGold contemplates acquiring royalties or conducting exploration activities. IAMGold competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than IAMGold, in the search for and the acquisition of attractive royalties or mineral properties. IAMGold's ability to acquire royalties or properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties, royalties or prospects for mineral exploration. There is no assurance that IAMGold will continue to be able to compete successfully with its competitors in acquiring such royalties, properties or prospects.

Cash Costs of Gold Production

        IAMGold's cash operating costs to produce an ounce of gold are dependent on a number of factors, including the grade of reserves, recovery and plant throughput. In the future, the actual performance of IAMGold may differ from the estimated performance. As these factors are beyond IAMGold's control, there can be no assurance that the cash operating costs at IAMGold's operations will continue at historical levels.

Title Matters

        While IAMGold has no reason to believe that the existence and extent of any mining property in which it has a participating interest is in doubt, title to mining properties is subject to potential claims by third parties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes, carry out and file assessment work, may invalidate title to portions of the properties where the mineral rights are not held by IAMGold.

Environmental Risks

        Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect

IAMGold's operations. Environmental hazards may exist on the properties in which IAMGold holds or will hold interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.

Performance of Key Personnel

        IAMGold is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on its operations. IAMGold currently does not have key person insurance on these individuals.

AUDITOR, REGISTRAR AND TRANSFER AGENT

        The auditor of IAMGold is KPMG LLP, Chartered Accountants, Suite 3300, Commerce Court West, Toronto, Ontario M5L 1B2.

        The registrar and transfer agent for the IAMGold Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Exhibit B from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or obtained on request without charge from the secretary of IAMGold at the principal office of IAMGold located at 5th Floor, 220 Bay Street, Toronto, Ontario, Canada M5J 2W4, telephone: 416-360-4719.

        The following documents, filed by IAMGold with the securities regulatory authorities in the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, this Circular:

  (a)
  the annual information form dated April 30, 2004 of IAMGold; and

  (b)
  the material change report dated April 7, 2004 relating to the Combination.

        Any financial statements, management information circulars, management's discussion and analysis or documents of the type referred to above (excluding confidential material change reports) filed by IAMGold with a securities commission or similar authority in Canada after the date of this Circular and prior to the IAMGold Meeting shall be deemed to be incorporated by reference in this Circular.

        Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SCHEDULE A TO EXHIBIT B

IAMGOLD CORPORATION

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

        The following table indicates how the corporate governance practices of IAMGold align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guideline	Does IAMGold Align?	Comments
The board of directors should explicitly assume responsibility for the stewardship of IAMGold and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:
Adoption of a strategic planning process;	Yes
Management is responsible for developing the corporate strategy and making recommendations as to the implementation thereof. The board of directors of IAMGold (the "Board") is responsible for reviewing and approving such strategy, on a regular basis, and monitoring the success of management at implementing the strategy that is approved by the Board.
The identification of the principal risks of the business of IAMGold and ensuring the implementation of appropriate systems to manage these risks;	Yes
Inherent in the supervision by the Board of the strategic planning process and the regular review by the Board of the operating performance of IAMGold is the identification and understanding of the principal risks of the business of IAMGold and the oversight of the implementation by management of systems to manage those risks.
Succession planning, including appointing, training and monitoring senior management;	Yes
The compensation committee evaluates senior management of IAMGold on an ongoing basis and reports to the Board when necessary. The compensation committee reviews, and where appropriate, provides recommendations to the Board on the appointment of officers and succession plans for officers.
A communications policy for IAMGold;	Yes
Information regarding IAMGold is available to shareholders via the Internet, e-mail, mail, facsimile and telephone. IAMGold maintains an active investor relations program and all shareholder and investment community inquiries are directed to the Investor Relations Department which is under the supervision of the Vice President, Investor Relations. Inquiries are responded to promptly, with full participation of the appropriate members of management of IAMGold. The communication policy addresses the interaction of IAMGold with analysts, shareholders and the public and is designed to avoid selective disclosure. The policy is reviewed annually by the directors.

The integrity of the internal control and management information systems of IAMGold.	Yes
Management is primarily responsible for the maintenance of internal controls and management information systems. The audit committee monitors internal controls on a regular basis. The audit committee reviews all financial statements of IAMGold prior to release and receives detailed financial information quarterly or more often, if required.

The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the ability of the director to act with a view to the best interest of IAMGold, other than interests arising from shareholding.	Yes
At December 31, 2003 the Board was comprised of eight members and the Board has concluded that, of the eight directors, six (or 75%) were unrelated. Accordingly, as of December 31, 2003 the Board was comprised of six unrelated directors and two related directors.
The Board is required to disclose on an annual basis the analysis of the application of the principles supporting the conclusion in the item above.	Yes
Mr. Pugliese, Chairman, and Mr. Conway, President and Chief Executive Officer, were the only members of the Board who were not unrelated directors as of December 31, 2003. Mr. Nathanson, who resigned in September 2003 from the Board, was also not an unrelated director. All other directors were considered to be independent of management and free of any interest or business relationship that may interfere with their judgment. No shareholder of IAMGold has the ability to exercise a majority of the votes for the election of the Board.

The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, and a majority of whom are unrelated directors with the responsibility for proposing new nominees to the Board to the full Board and for assessing directors on an ongoing basis.	No
The corporate governance committee is responsible for assessing directors, both individually and as a board, on an ongoing basis. A nominating committee consisting of four members of the corporate governance committee is responsible for proposing new nominees to the Board. The nominating committee consists of three outside directors and the Chairman of the Board.

The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes
The corporate governance committee is responsible for formally assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors on an annual basis.
The corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	Yes	The corporate governance committee is responsible for recommending an appropriate orientation and education program for new members of the Board.

The Board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes
Assessment of the composition of the Board and of the effectiveness of the Board is the responsibility of the corporate governance committee. The Board, in conjunction with the corporate governance committee, has concluded that the number of members of the Board was, and the proposed number of members of the Board is, appropriate. The skills, backgrounds and attitudes of the members of the Board allow for diverse representation.
The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Board, through the compensation committee, periodically reviews the adequacy and form of compensation of members of the Board.

Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees of the Board, such as the executive committee, may include one or more inside directors.	Yes
The compensation committee has three members, all being unrelated directors. The audit committee has three members, with all three being unrelated, outside directors. The corporate governance committee has four members. Three of the four are outside and unrelated directors and one of the four is related.
The Board should expressly assume responsibility for, or assign to a committee of the Board, the general responsibility for developing the approach of IAMGold to governance issues.	Yes	The corporate governance committee is responsible for overseeing and making recommendations to the Board on developing the approach of IAMGold to corporate governance issues.
The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of limits to management's responsibilities.
The Board.	Yes
The Board operates pursuant to the mandate set out in the Canada Business Corporations Act, which is to supervise the management of the business and affairs of IAMGold. The Board also seeks to act with a view to the best interests of IAMGold.
The Chief Executive Officer.	Yes	Subject to the authority of the Board, the Chief Executive Officer has the mandate to generally supervise the business and affairs of IAMGold.
The Board should approve or develop the corporate objectives that the CEO is responsible for meeting.	Yes
The Board, at regular meetings, assesses the performance of management of IAMGold, including the Chief Executive Officer. Management develops corporate objectives which are approved by the Board. Management of IAMGold clearly understands that all transactions or matters of a material nature must be presented by management to the Board for approval.
The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	Yes
The Board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees composed of members who are considered to be independent with respect to the issue to be determined. At most meetings of directors, a portion of the meeting takes place without management present.

The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to the members of the audit committee as to their duties.	Yes
The audit committee meets regularly with management as well as the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The audit committee reviews and recommends for approval to the Board the annual audited financial statements of IAMGold. The audit committee also considers, for review by the Board and approval by the shareholders of IAMGold, the engagement or reappointment of the external auditors of IAMGold. The audit committee also reviews the quarterly unaudited financial statements of IAMGold. The audit committee regularly meets with auditors without management present.
The audit committee of the Board should be composed only of outside directors.	Yes	All of the members of the audit committee are outside unrelated directors.
The Board should implement a system that enables an individual director to engage an outside advisor at the expense of IAMGold.	Yes
Individual members of the Board may engage outside advisors when necessary. The corporate governance committee is responsible for determining whether an individual member of the Board may retain an outside advisor at the expense of IAMGold.

EXHIBIT C

INFORMATION CONCERNING WHEATON RIVER MINERALS LTD.

        Capitalized terms used in this Exhibit C that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular of IAMGold and Wheaton to which this Exhibit C is attached. All references to dollar amounts in this Exhibit C are to United States dollars unless expressly stated otherwise.

THE COMPANY AND CORPORATE STRUCTURE

        Wheaton River Minerals Ltd. ("Wheaton") was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990. Pursuant to Articles of Amendment effective February 11, 1991, Wheaton's name was changed to Wheaton River Minerals Ltd. and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed. Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

        The following chart illustrates Wheaton's operating subsidiaries and principal holding companies (the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by Wheaton as of December 31, 2003, unless otherwise noted:

Wheaton River Minerals Ltd. (Ontario)
100%
Luismin, S.A. de C.V.(1) (Mexico)
San Dimas, San Martin and Nukay Mines and Los Filos and El Limón Projects in Mexico
100%
Wheaton Minerals Asia Pacific Pty Ltd. (Australia)
100%
Peak Gold Mines Pty Ltd. (Australia)
Peak Mine in Australia
100%
Wheaton River (Cayman Islands) Ltd. (Cayman Islands)
50%
100%
Wheaton River Cayman Pampas Ltd. (Cayman Islands)
50%
Cayman Pampas Ltd. (Cayman Islands)
50%
Musto Explorations (Bermuda) Ltd. (Bermuda)
50%
Minera Alumbrera Limited (Antigua)
Alumbrera Mine in Argentina
100%
ESB 119 Ltda. (Brazil)
100%
Wheaton Gold Brazil Ltda. (Brazil)
100%
Mineração Pedra Branca do Amapari Ltda. (Brazil)
Amapari Project in Brazil

(1)
Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002. As used in this Exhibit C, "Luismin" means, prior to such amalgamation, Minas Luismin, S.A. de C.V. and, following such amalgamation, Luismin, S.A. de C.V.

        As used in this Exhibit C, except as otherwise required by the context, reference to "Wheaton" means Wheaton River Minerals Ltd. and the Subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

General

        Wheaton is engaged in the acquisition, exploration and operation of precious metal properties. The principal products and sources of cash flow for Wheaton are gold, silver and copper. Wheaton's primary operating properties consist of an indirect 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina (the "Alumbrera Mine"), an indirect 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico and an indirect 100% interest in the Peak gold mine in Australia (the "Peak Mine"). Wheaton also has indirect 100% interests in the Los Filos gold project in Mexico (the "Los Filos Project") and the Amapari gold project in Brazil (the "Amapari Project"), both of which are advanced development stage properties. Since 2001, Wheaton has focused primarily on the acquisition, operation and development of precious metal properties.

Three Year History

        In May 2001, the Wheaton Board of Directors was restructured and three new directors, Frank Giustra, Ian Telfer and Neil Woodyer, were appointed. In September 2001, certain senior officers of Wheaton resigned and Ian Telfer was appointed as Chairman and Chief Executive Officer of Wheaton. This restructuring represented a significant development in Wheaton's efforts to remain engaged in the acquisition, exploration and operation of mineral projects and to position Wheaton to be able to pursue new mining opportunities.

        Wheaton became an intermediate gold and silver producer upon the acquisition of Luismin in June 2002. In connection with the acquisition of Luismin, Antonio Madero and Eduardo Luna were appointed to the Wheaton Board of Directors. See "General Development of the Business — Acquisitions and Dispositions — Acquisition of Luismin" and "Narrative Description of the Business — Luismin Mines, Mexico".

        In March 2003, Wheaton acquired an indirect 25% interest in the Alumbrera Mine in Argentina and a 100% interest in the Peak Mine in Australia. In June 2003, Wheaton exercised its pre-emptive rights and accepted an offer from BHP Billiton's wholly-owned subsidiary, Rio Algom Limited ("Rio Algom"), to acquire BHP Billiton's 25% interest in the Alumbrera Mine. Northern Orion Resources Limited ("Northern Orion") participated equally with Wheaton in the acquisition of BHP Billiton's 25% interest in the Alumbrera Mine, resulting in Wheaton owning a 37.5% interest in the Alumbrera Mine. See "General Development of the Business — Acquisitions and Dispositions — Acquisition of Alumbrera and Peak Mines" and "General Development of the Business — Acquisitions and Dispositions — Acquisition of Additional Interest in the Alumbrera Mine".

        In November 2003, Wheaton acquired a 100% interest in the Los Filos Project, a 100% interest in the Nukay gold-silver mines and a 21.2% interest (of which 14% is a carried interest) in the El Limón gold deposits, each located in Guerrero State, Mexico. See "General Development of the Business — Acquisitions and Dispositions — Acquisition of Los Filos Project, Nukay Mines and Interest in El Limón Gold Deposits".

        In January 2004, Wheaton acquired the Amapari Project in Brazil which consists of one mine concession with 3,971 hectares and 25 exploration areas totaling 169,508 hectares. See "General Development of the Business — Acquisitions and Dispositions — Acquisition of Amapari Project".

Acquisitions and Dispositions

Acquisition of Luismin

        On June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis Corporación S.A. de C.V. ("Sanluis") pursuant to an agreement dated April 24, 2002, as amended. The purchase price was comprised of $55,160,000 in cash and 9,084,090 Wheaton Shares. Wheaton also advanced $19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt. The Luismin debt was incurred principally to fund operations, capital expenditures and exploration. As part of the purchase consideration, a contingent payment of 11,355,113 Wheaton Shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.

        In August 2003, Wheaton sold its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco Resources Ltd. ("Genco") for $5,000,000. The $5,000,000 purchase price consisted of $1,000,000 in common shares of Genco and $4,000,000 to be paid in cash or common shares of Genco, at Genco's option, over eight years.

Acquisition of Alumbrera and Peak Mines

        Pursuant to an agreement of purchase and sale dated February 21, 2003 (the "Purchase Agreement") between Wheaton and Rio Tinto Limited, a subsidiary of Rio Tinto plc ("RTP"), effective March 18, 2003 Wheaton acquired an indirect 25% interest in the Alumbrera Mine in Argentina and a 100% interest in the Peak Mine in Australia for an aggregate purchase price of $210 million. The acquisition of the 25% interest in the Alumbrera Mine was effected through the acquisition of a 50% interest in Musto Explorations (Bermuda) Limited ("MEB"). MEB holds a 50% interest in Minera Alumbrera Limited ("MAL") which owns and operates the Alumbrera Mine. The Peak Mine is owned and operated by Peak Gold Mines Pty Limited ("PGM").

Acquisition of Additional Interest in the Alumbrera Mine

        On March 25, 2003, Wheaton announced that it had exercised its pre-emptive rights and accepted an offer from BHP Billiton's wholly-owned subsidiary, Rio Algom, to acquire BHP Billiton's 25% interest in the Alumbrera Mine for $180 million.

        On April 8, 2003, Wheaton entered into an agreement with Northern Orion whereby Northern Orion agreed to participate with Wheaton in the acquisition of BHP Billiton's 25% interest in the Alumbrera Mine. Under an agreement among Wheaton, Northern Orion and Rio Algom, each of Wheaton and Northern Orion agreed to acquire an indirect 12.5% interest in the Alumbrera Mine.

        Until June 2003, MIM Holdings Inc. ("MIM") owned the additional 50% of MAL and acted as operator of the Alumbrera Mine. On June 24, 2003, Xstrata plc ("Xstrata") acquired 100% of MIM and MIM was subsequently de-listed from the Australian Stock Exchange on June 30, 2003. Xstrata currently operates the Alumbrera Mine.

Acquisition of Los Filos Project, Nukay Mines and Interest in El Limón Gold Deposits

        On September 4, 2003, Wheaton entered into agreements with Teck Cominco Limited ("Teck Cominco") and Miranda Mining Corporation ("Miranda") to acquire a 100% interest in the Los Filos Project, a 100% interest in the Nukay mines and a 21.2% interest (of which 14% is a carried interest) in the El Limón gold deposits, both located in Guerrero State, Mexico, for $87 million in cash. On November 3, 2003, Wheaton acquired a 30% interest in the Los Filos Project, a 100% interest in the Nukay mines and a 21.2% interest in the El Limón gold deposits as a result of its acquisition of all of the outstanding shares of Miranda for $38.6 million. Wheaton acquired the remaining 70% interest in the Los Filos Project from Teck Cominco for $48.4 million.

Acquisition of Amapari Project

        On November 6, 2003, Wheaton entered into an agreement to acquire all of the outstanding shares of EBX Gold Ltd. ("EBX"), the owner of the Amapari Project located in the Amapa State, Brazil. On January 9, 2004, Wheaton completed the acquisition of the Amapari Project for $25 million in cash, 33 million Wheaton Shares and 21,516,000 Wheaton Series "B" common share purchase warrants.

TECHNICAL INFORMATION

Summary of Ore/Mineral Reserves and Mineral Resources

JORC Code Definitions

        The estimated ore reserves and mineral resources for the Alumbrera Mine, the Peak Mine and the Amapari Project have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The following definitions are reproduced from the JORC Code:

        The term "Mineral Resource" means a concentration or occurrence of material of intrinsic economic interest in or on the Earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

        The term "Inferred Mineral Resource" means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

        The term "Indicated Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

        The term "Measured Mineral Resource" means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

        The term "Ore Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

        The term "Probable Ore Reserve" means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        The term "Proved Ore Reserve" means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

        The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in "CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the "CIM Standards") which were adopted by NI 43-101. If the Ore Reserves and Mineral Resources for the Alumbrera Mine and the Peak Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

CIM Standard Definitions

        The estimated mineral reserves and mineral resources for the Luismin Mines and the Los Filos Project have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

        The term "Mineral Resource" means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

        The term "Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

        The term "Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

        The term "Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

        The term "Mineral Reserve" means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

        The term "Probable Mineral Reserve" means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary

Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

        The term "Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Shareholders Concerning Estimates of Measured, Indicated and Inferred Resources

        This section uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Average Total Cash Costs

        "Average total cash costs" figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the total cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Ore Reserves/Mineral Reserves

        The following table sets forth the estimated Ore Reserves/Mineral Reserves for the Alumbrera Mine, the Peak Mine and the Luismin Mines as at December 31, 2003 and the Amapari Project as at January 9, 2004:

Proved/Proven and Probable Ore/Mineral Reserves(1)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Gold Equivalent Ounces(6)	Copper
		(000s)	(grams per tonne)	(grams per tonne)	(%)	(ounces) (000s)	(ounces) (000s)	(000s)	(tonnes)
Alumbrera Mine(2)	Proved	115,500	0.57	—	0.50	2,117	—	2,117	577,500
(Wheaton's 37.5% interest)	Probable	8,630	0.49	—	0.47	136	—	136	40,540

	Proved + Probable	124,130	0.56	—	0.50	2,253	—	2,253	618,040

Peak Mine(3)	Proved	570	3.82	—	0.53	70	—	70	3,010
	Probable	1,780	7.33	—	0.54	419	—	419	9,530

	Proved + Probable	2,350	6.48	—	0.53	489	—	489	12,540

Luismin(4)	Proven	880	5.16	414	—	145	11,670	322	—
— San Dimas	Probable	1,360	5.16	412	—	226	18,060	500	—

	Proven + Probable	2,240	5.16	413	—	371	29,730	822	—

Luismin(4)	Proven	530	3.75	64	—	64	1,090	76	—
— San Martin with San Pedrito	Probable	500	3.37	120	—	54	1,940	76	—

	Proven + Probable	1,040	3.56	91	—	119	3,030	152	—

Luismin(4)	Proven	880	3.94	—	—	111	—	111	—
— Nukay	Probable	720	4.09	—	—	95	—	95	—

	Proven + Probable	1,600	4.01	—	—	206	—	206	—

Amapari(5)	Proved	3,350	2.15	—	—	232	—	232	—
	Probable	11,430	3.15	—	—	1,159	—	1,159	—

	Proved + Probable	14,780	2.93	—	—	1,390	—	1,390	—

Total	Proved/Proven					2,739	12,760	2,928	580,510
	Probable					2,089	20,000	2,384	50,060

	Proved/Proven + Probable					4,828	32,750	5,312	630,580

(1)
All Mineral Reserves have been calculated as of December 31, 2003, other than the Mineral Reserves with respect to the Amapari Project which are as at January 9, 2004, in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)
The Mineral Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at Minera Alumbrera Limited who is a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See "Narrative Description of the Business — Alumbrera Mine, Argentina — Ore Reserves and Mineral Resources" below for further details.

(3)
The Mineral Reserves for the Peak Mine set out in the table above have been estimated by Robert Cooper at Peak Gold Mines Pty Ltd. who is a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See "Narrative Description of the Business — Peak Mine, Australia — Ore Reserves and Mineral Resources" below for further details.

(4)
The Mineral Reserves for the Luismin Mines set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants who are each qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See "Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources" below for further details.

(5)
The Mineral Reserves for the Amapari Project set out in the table above have been estimated by Harry Burgess, P.Eng. at Micon International Limited and D.W. Hooley, B.Sc.(Eng.) at Micon International Limited who are each competent persons under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004. See "Narrative Description of the Business — Amapari Project, Brazil — Ore Reserves and Mineral Resources" below for further details.

(6)
Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and appropriate process recovery rates for each operation.

Mineral Resources

Cautionary Note to United States Shareholders Concerning Estimates of Measured, Indicated and
Inferred Resources

        This section uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

        The following table sets forth the estimated Mineral Resources for the Peak Mine and the Luismin Mines as at December 31, 2003 and the Amapari Project as at January 9, 2004:

Measured, Indicated and Inferred Mineral Resources(1)(7)
(excluding Proved/Proven and Probable Mineral Reserves)

			Grade			Contained Metal
Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Gold Equivalent Ounces(8)	Copper
		(000s)	(grams per tonne)	(grams per tonne)	(%)	(ounces) (000s)	(ounces) (000s)	(000s)	(tonnes)
Peak Mine(2)	Measured	560	2.33	—	1.22	42	—	42	6,840
	Indicated	480	5.38	—	0.67	83	—	83	3,200

	Measured + Indicated	1,040	3.73		0.96	125	—	125	10,040

	Inferred	3,200	8.4	—	1.2	870	—	870	37,760

Luismin(3)	Measured	—	—	—	—	—	—	—	—
— San Dimas	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	12,900	3.3	317	—	1,380	131,800	3,380	—

Luismin(3)	Measured	—	—	—	—	—	—	—	—
— San Martin	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	2,100	2.7	127	—	190	8,700	280	—

Luismin(3)	Measured	—	—	—	—	—	—	—	—
— Nukay	Indicated	2,260	4.87	—	—	354	—	354	—

	Measured + Indicated	2,260	4.87	—	—	354	—	354	—

	Inferred	2,600	2.5	—	—	210	—	210	—

Luismin(4)	Measured	8,250	1.64	—	—	435	—	435	—
— Los Filos	Indicated	30,480	1.37	—	—	1,343	—	1,343	—

	Measured + Indicated	38,730	1.43	—	—	1,778	—	1,778	—

	Inferred	11,600	1.4	—	—	500	—	500	—

Amapari(5)	Measured	2,040	0.86	—	—	56	—	56	—
	Indicated	4,520	1.69	—	—	245	—	245	—

	Measured + Indicated	6,560	1.43		—	301	—	301	—

	Inferred	7,500	4.1	—	—	980	—	980	—

El Limón(6)	Measured	—	—	—	—	—	—	—	—
(Wheaton's 21.2% interest)	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	4,200	3.1	—	—	420	—	420	—

Total	Measured					533	—	533	6,840
	Indicated					2,025	—	2,025	3,200

	Measured + Indicated					2,558	—	2,558	10,040

	Inferred					4,560	140,500	6,650	37,760

(1)
All Mineral Resources have been calculated as of December 31, 2003, other than the Mineral Resources with respect to the Amapari Project which are as of January 9, 2004, in accordance with the CIM Standards or the JORC Code.

(2)
The Mineral Resources for the Peak Mine set out in the table above have been estimated by R. Berthelsen and Dave Keough at Peak Gold Mines Pty Ltd. who are each competent persons under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. See "Narrative Description of the Business — Peak Mine, Australia — Ore Reserves and Mineral Resources" below for further details.

(3)
The Mineral Resources for the Luismin Mines (San Dimas, San Martin and Nukay) set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton, and David R. Budinski, P.Geo. at Orcan Mineral Consultants, who are each qualified persons under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards. See "Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources" below for further details.

(4)
The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See "Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources" below for further details.

(5)
The Mineral Resources for the Amapari Project set out in the table above have been estimated by Ken Grace, P.Eng. at Micon International Limited who is a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004. See "Narrative Description of the Business — Amapari Project, Brazil — Ore Reserves and Mineral Resources" below for further details.

(6)
The Mineral Resources for the El Limón deposits set out in the table above have been estimated by James N. Grey, P.Geo. and Al N. Samis, P.Geo., both at Teck Cominco who are qualified persons under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(7)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(8)
Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and appropriate process recovery rates for each operation.

NARRATIVE DESCRIPTION OF THE BUSINESS

Alumbrera Mine, Argentina

Property Description and Location

        The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

  •
  an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

  •
  a 316-kilometre concentrate slurry pipeline through Catamarca and Tucumán Provinces;

  •
  a 202-kilometre, 220 kilovolt power line from the project's substation at El Bracho, Tucumán;

  •
  a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

  •
  a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

        The open pit mine is located on a 600 hectare mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kilometres northwest of Buenos Aires. The mining lease encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares. The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.

        The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martín, Rosario in the Province of Santa Fé. The port operation and maintenance facilities are contained within a 12 hectare lease which includes a rail-switching yard with approximately 8,200 metres of rail. Port facilities include a rail car unloading building and 50,000 tonne storage shed.

        All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 square kilometre national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio ("YMAD"), a quasi-government mining company. MAL has the right to exploit the Alumbrera Mine pursuant to an agreement between MAL and YMAD (the "UTE Agreement") signed in April 1994, as amended. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of certain of the infrastructure revert to YMAD after completion of operations.

Royalties

        MAL is required to pay a 3% royalty (the "Boca Mina Royalty") to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. Allowable deductions include all processing and transportation costs, but exclude mining costs and all depreciation. MAL commenced payments of the Boca Mina Royalty in 1998.

        Under the terms of the UTE Agreement, MAL is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized. Prior to this occurring, MAL is obligated to pay YMAD each fiscal year, beginning after the second full fiscal year following the commencement of commercial production and ending the year in which MAL begins to pay the net proceeds royalty, an advance royalty equal to (i) if net income is less than $1,000,000, 5% of net income; or (ii) if net income is more than $1,000,000, the greater of 5% of net income and $1,000,000 only after the original investment has been repaid, which has not occurred to date under the UTE Agreement methodology for this calculation.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        Alumbrera is about 1,100 kilometres northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kilometres northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgalà. The project is served by air and all-weather roads. MAL has scheduled flights and road transport to and from Tucumán and Catamarca and the mine site. On average, more than 2,100 people are transported by road and more than 2,500 people are transported by air every month.

        The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 degrees Celsius and average minimum and maximum temperatures range between 8 and 10 degrees Celsius and 22 and 27 degrees Celsius. Temperatures can be as low as minus 10 degrees Celsius in the winter and as high as 40 degrees Celsius in the summer. Average mean rainfall is 160 millimetres, occurring predominantly during the months of December through March. Light snows can occur in the winter.

        Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities. The mine's main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30-kilometre pipeline. The mine maintains a 1.7 million cubic metre water reservoir. A 202-kilometre long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

        Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics. The floor of the bowl covers an area of 2.5 square kilometres. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered "surface rind" of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

History

        The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes.

        From 1973 to 1976, the government carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 6,000 metres drilled from 1974 to 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, there was intermittent drilling to complete a total of 18,970 metres and 71 drill holes for the period 1968 to 1981.

        From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 metres of drilling, averaging 50 metres per hole, was completed. Feasibility studies were prepared in 1986 and 1988.

        From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

        In October 1994, MAL completed a 20-hole, 8,000-metre diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAL commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

        MEB negotiated an interest in the project from YMAD in 1990, establishing MAL as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAL in 1994. MEB, with a 50% remaining interest in MAL, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995. RTP acquired North Ltd. in August 2000. Billiton acquired Rio Algom Ltd. in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. In 2003 Wheaton acquired the RTP 25% indirect interest in Alumbrera together with 50% of BHP Billiton's indirect interest in Alumbrera. Also in 2003, MIM was acquired by Xstrata. As a result, Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine. Wheaton holds a 37.5% interest and a third party holds a 12.5% interest.

Geological Setting

Regional Geology

        Alumbrera was emplaced in the late Miocene Farallón Negro — Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30-degree east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-kilometre right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

        Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kilometres high and approximately 16 kilometres in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

Deposit Geology

        The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.

        The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.

        The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

Exploration

        The mining rights to the Alumbrera Mine are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAL outside of the contract area.

        Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work will be limited.

Mineralization

        The mineralogy of the primary (unweathered) ore consists of chalcopyrite (± bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

        Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range. The economic-grade sulphide mineralization extends upward almost to surface.

        The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 metres.

Drilling

        The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both N-sized core ("NQ") and H-sized core ("HQ") longyear Q-series drilling systems (47.6 millimetres and 63.5 millimetres core diameter, respectively).

        270 holes were drilled on a nominal 50 metre by 50 metre pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75o/N255o oriented sections, with dips varying between vertical and minus 60o. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

        After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and Kriging variances seen during grade interpolation. An additional 14 holes were drilled to fill in areas of low confidence. There is no known requirement for further drilling of the existing resource.

Sampling and Analysis

        Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex ("ALS") in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

        Exploration samples were analysed for gold using a 50 gram fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 parts per million and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 parts per million and 1.0 parts per million, respectively.

        Minor element analyses have been routinely carried out on approximately 10% of samples to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

        Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit.

Drill Core Samples

        During logging, the MAL geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 metres before this estimated position. Samples were selected on three-metre intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained. All sampling and core storage took place at the core logging facility.

Reverse Circulation Samples

        Reverse circulation samples were collected in the field at the drill rig over 3-metre intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program and then discarded.

Sample Quality

        The program set up to monitor the quality of the assay database consisted of the following procedures:

  •
  the use of internal standards by the laboratory;

  •
  the use of MAL submitted standard samples with each sample batch;

  •
  regular re-analysis of pulps by the laboratory;

  •
  re-analysis of pulps as requested by MAL;

  •
  check analysis of randomly selected pulps by a second laboratory; and

  •
  1/4 core re-sampling of selected sample intervals mixed with each batch.

        Data validation protocols are built into the date-entry system used by MAL to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

Security of Samples

        MAL's core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are secure from entry by non-MAL personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks.

Ore Reserves and Mineral Resources

        Ore Reserves and Mineral Resources are estimated using the JORC Code. See "Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — JORC Code Definitions" for JORC Code definitions.

        The following table sets forth the estimated Ore Reserves for 100% of the Alumbrera Mine as at December 31, 2003 (37.5% of which represents Wheaton's interest):

Proved and Probable Ore Reserves(1)(2)(3)(4)

			Grade		Contained Metal
Material	Category
		Tonnes	Gold	Copper	Gold	Copper
			(grams per tonne)	(%)	(ounces)	(tonnes)
In-Situ	Proved	200,000,000	0.65	0.58	4,186,000	1,151,000
	Probable	23,000,000	0.49	0.47	362,000	108,000

	Total	223,000,000	0.66	0.57	4,548,000	1,259,000

Stockpiles	Proved	108,000,000	0.42	0.36	1,458,000	389,000
	Probable	—	—	—	—	—

	Total	108,000,000	0.42	0.36	1,458,000	389,000

Total	Proved	308,000,000	0.57	0.50	5,644,000	1,540,000
	Probable	23,000,000	0.49	0.47	362,000	108,000

	Total	331,000,000	0.56	0.50	6,006,000	1,648,000

(1)
The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at MAL who is a competent person under the JORC Code. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)
The Proved Ore Reserve includes 108 million tonnes at 0.36% copper, 0.42 grams of gold per tonne of medium and low grade material stockpiled for future treatment.

(3)
Ore Reserves are based on a life-of-mine production schedule generated from pit optimisation studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.32%, with the equivalent grade taking into account copper and gold grades, prices, metallurgical recoveries and realisation costs. The recoverable payable copper equivalent cut-off grade of 0.32% represents in-situ copper and gold grades generally in the range of 0.15% copper, 0.26 grams of gold per tonne to 0.25% copper, 0.11 grams of gold per tonne.

(4)
Primary sulphide mineralization comprises disseminated, vein and fracture controlled chalcopyrite in altered dacite and andesite host rocks, with chalcocite and covellite in the enriched zone.

        There are currently no Mineral Resources to report for the Alumbrera Mine.

Mineral Processing and Metallurgical Testing

        The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

        There is a wide range of metallurgical testing and operating experience available and planned in support of strategic planning and development.

        The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

        MAL decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. MAL has increased the capacity of the rougher flotation circuit which is scheduled to be commissioned in 2004.

Mining Operations

        Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 cubic metre shovels and 220 tonne haul trucks to move both ore and waste. Mining is carried out on 17-metre benches, with 2-metre sub-drill, which suit the size of the equipment necessary for the production rate.

        Current mineral reserves have a low waste to ore ratio of an average of 1.77:1 for the 2003 life-of-mine plan. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing.

        The mining rate in 2003 marginally exceeded 300,000 tonnes per day for a total of approximately 110 million tonnes of material mined, comprised of approximately 31 million tonnes of ore and 79 million tonnes of waste. The total material mined is planned to increase to an average of 342,000 tonnes per day, approximately 125 million tonnes per annum, for 2004 to 2006.

        MAL employs approximately 1,000 permanent staff and 600 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. The current labour agreement was renegotiated in 2003 and is in effect for a four year period.

Milling Operations

        The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes per day with a utilisation of 94%. Provision was made for expansion to 100,000 tonnes per day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

        MAL has increased the capacity of the original plant to approximately 100,000 tonnes per day by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding ("SAG") mills, of which about 1 to 1.5 million tonnes, at 0.4% copper, already had been accumulated. The planned utilization for 2004 is 93%, increasing to 94% in 2007.

        MAL expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAL has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

        The mined ore is crushed in a 1,540 millimetre by 2,770 millimetre gyratory crusher. The crushed ore is conveyed 1.7 kilometres to an 80,000 tonne live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 metre diameter, 5.14 metre long SAG mill and two 6.1 metre diameter, 9.34 metre long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 metre diameter, 4.27 metre long SAG mill and a 5.03 metre diameter 8.84 metre long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 millimetre critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

        SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 microns gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

        After conditioning with reagents, the hydocyclone overflow passes to the rougher flotation circuit consisting of 32 100 cubic metre mechanical flotation cells. MAL is presently expanding flotation capacity to allow further ore residence time, thus improving recoveries in difficult ore types. This expansion is expected to be commissioned in May 2004. Rougher concentrate is reground in one or two 5.0 metre diameter, 7.32 metre long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

        Final concentrate is thickened to 63% solids in two 30 metre diameter thickeners and for storage in surge tanks before being pumped via a 316 kilometre long, 175 millimetre diameter pipeline to MAL's filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kilometres to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 cubic metre continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kilometres to the port near Rosario.

        Tailings from the process plant flow by gravity pipeline for 8.5 kilometre to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAL retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Contracts

        MAL's objective has been to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This has reduced the annual average treatment and refining charges and provided short-term flexibility of production, sales and revenue.

        However, with the recent reduction in TC/RC rates, MAL's strategy has changed to one of fulfilling the requirements of the frame contracts while directing any non-committed production to spot sales. In this way, the project is able to utilize the market conditions to their optimum advantage. Marketing is managed by MAL and Xstrata copper marketing personnel.

Environmental Considerations

Permitting

        The main environmental permit is the original Environmental Impact Report ("EIR"), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAL is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

        In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

        Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through Xstrata and the other shareholders, MAL conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

        Under the terms of the UTE Agreement, commitments made in the EIR reside with MAL. In response to these commitments, MAL currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

        Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAL's concession, due to the area's complex structural geology. A series of pump back wells have been established to capture the seepage, which contains dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis River. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

        The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

        Although YMAD has the right to retain certain project infrastructure at the end of the UTE Agreement and 1997 Mining Lease Agreement between MAL and YMAD, on final termination of commercial production, MAL is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAL's presence post closure.

        MAL has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAL's closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

        Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project's financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

        MAL makes provisions for reclamation and closure in its life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

        The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital. After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year.

        Approximately $18 million, $37 million and $23 million was expended in fiscal years 2001, 2002 and 2003, respectively, with a further $9 million spent during the six months ended December 31, 2003. Approximately $27 million of the capital expenditures over those years were incurred in connection with the increase in plant capacity from 80,000 tonnes per day to 100,000 tonnes per day. Capital expenditures in 2004 are budgeted to be approximately $28 million, of which $24.5 million is considered to be sustaining, including $9 million for the acquisition of four additional haul trucks to accommodate the forecast increased mining tonnage. Sustaining capital is expected to reduce to less than $8 million in 2005 and beyond.

Taxes

        MAL is subject to taxation in the form of income tax and IVA tax, the latter of which is applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to exporting mining companies.

        The statutory tax rate of MAL is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

        Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are and have been a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property or on cash flow, given the existing protection of fiscal stability under the Mining Investment Law granted by the government to the project.

Production Estimates

        The MAL operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 365 million tonnes, approximately 4.9 million ounces of gold and approximately 1.7 million tonnes of copper, respectively, over a period of approximately 10 years. Production in 2004 is expected to be 554,000 ounces of payable gold and 176,000 tonnes of contained copper in concentrate.

Luismin Mines, Mexico

        Luismin's mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine and San Pedrito project in the state of Querétaro; and the Nukay mines in Guerrero State. A description of the mines in the San Dimas district, the San Martin mine and the San Pedrito project is set forth below. For a description of the Nukay mines, see "Narrative Description of the Business — Nukay Mines, Mexico". The four mines hold 71 exploration and exploitation concessions with a total area of approximately 35,712 hectares. This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin's future exploration programs. Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

        Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods. Conventional open-pit mining methods utilizing front-end loaders and trucks are used in the open-pit mines. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah. Gold and silver production from the mining properties during the past year was 93,487 ounces of gold and 6,126,254 ounces of silver.

        On June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin. The purchase price was comprised of $55,160,000 in cash and 9,084,090 Wheaton Shares. Wheaton also advanced $19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 Wheaton Shares was paid in October 2003 when the price of silver averaged more than $5 per ounce over a period of 60 consecutive trading days. In August 2003, Wheaton sold its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco for $5,000,000. In September 2003, Wheaton acquired the Nukay mines in connection with the acquisition of Miranda.

San Dimas District (Tayoltita, Santa Rita and San Antonio Mines)

Property Description and Location

        Luismin's three operating mines in the San Dimas district, on the border of Durango and Sinaloa states are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. During 2003 the three operations were merged and centralized into a single operation under the same management. It is reported now as San Dimas. The properties cover an area of 22,720 hectares and are held by Minas de Sanluis, S.A. de C.V., a wholly owned subsidiary of Luismin. All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been put in care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on Wheaton's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

        Trees grow sufficiently on the higher ridges, to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

        Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

        Mining in the San Antonio area is done by contract mining while in both the Santa Rita and Tayoltita areas the mining is carried out by Luismin personnel.

        Electrical power is provided by a combination of their own power systems and by the Federal Power Commission's supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission's supply system.

        The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

        The San Antonio mining area is located seven kilometres west of the Tayoltita mine in the state of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill. Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was put in care and maintenance in November 2003.

        The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

History

        The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

        In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

        A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V.

        Historical production through 2002 from the San Dimas district is estimated at 661 million ounces of silver and 9.39 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2002 was approximately 64,000 ounces of gold and 5.1 million ounces of silver.

Geological Setting

        The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

        The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

        More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

        The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

        The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

        The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.

        The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

        The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

        Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55°.

Exploration

        Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

        This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

        At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

        Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area.

        Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves. Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

Deposit Types and Mineralization

        The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

        The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

        Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

        The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

        The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

        Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

        Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of their mines with their own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally, two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas.

Sampling Method and Approach

        Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

        Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

        Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

Sample Preparation, Analysis and Security

        In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

        Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

Mineral Reserves and Mineral Resources

        Luismin's policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

        Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

        Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See "Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — CIM Standard Definitions" for CIM Standard definitions.

        The following table sets forth the estimated Mineral Reserves for the three properties in the San Dimas district as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)

			Grade		Contained Metal
Deposit	Category
		Tonnes	Silver	Gold	Silver	Gold
			(grams per tonne)	(grams per tonne)	(ounces)	(ounces)
Tayoltita	Proven	390,000	374	3.69	4,676,000	46,000
	Probable	790,000	362	3.38	9,260,000	86,000

	Proven + Probable	1,180,000	366	3.49	13,930,000	133,000

Santa Rita	Proven	130,000	382	2.59	1,570,000	11,000
	Probable	130,000	439	3.00	1,790,000	12,000

	Proven + Probable	250,000	410	2.79	3,360,000	23,000

San Antonio	Proven	360,000	469	7.66	5,430,000	89,000
	Probable	440,000	495	8.99	7,010,000	127,000

	Proven + Probable	800,000	483	8.39	12,400,000	216,000

Total	Proven	880,000	414	5.16	11,670,000	145,000
	Probable	1,360,000	412	5.16	18,060,000	226,000

	Proven + Probable	2,240,000	413	5.16	29,730,000	371,000

(1)
The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)
Cut-off grades based on total operating cost were $47 per tonne for Tayoltita, $48 per tonne for Santa Rita and $55 per tonne for San Antonio.

(3)
The tonnage factor is 2.7 tonnes per cubic metre.

(4)
Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)
Numbers may not add up due to rounding.

        The following table sets forth the estimated Inferred Mineral Resources for the three properties in the San Dimas district as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Mineral Reserves)

		Grade
Deposit
	Tonnes	Silver	Gold
		(grams per tonne)	(grams per tonne)
Tayoltita	5,400,000	308	2.9
Santa Rita	2,700,000	327	2.2
San Antonio	4,900,000	322	4.5

Total	12,900,000	317	3.3

(1)
The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)
Cut-off grades based on total operating cost were $47 per tonne for Tayoltita, $48 per tonne for Santa Rita and $55 per tonne for San Antonio.

(3)
The tonnage factor is 2.7 tonnes per cubic metre.

(4)
Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)
Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

(6)
Numbers may not add up due to rounding.

Mining Operations

        Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines. The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of doré.

Tayoltita Area

        The Tayoltita area includes the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

        The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75° to 80°.

        Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

        The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins. This mining area is characterized by veins that dip 75°, with variable widths, and is currently being developed as an important mining area for Tayoltita. In 2002 a new surface route with no crossings of the Rio Piaxtla and bypassing the town of Tayoltita was completed to connect the Tayoltita mill and the San Luis tunnel.

Santa Rita Area

        The Santa Rita area main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35°. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

        The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Area

        The San Antonio area is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

        Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced supplying 290,000 cubic feet per minute to the operations. Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

        The San Antonio site includes a mill and some limited accommodation for the workforce. Luismin ended milling operations at San Antonio in November 2003 and since then all mine production has been sent to the Tayoltita mill using the San Luis Tunnel and a haulage route that includes a short tunnel on the north side of the Piaxtla River and a road to the exit of the San Luis tunnel. This allows the haulage of the ore to the Tayoltita mill without going through the townsite.

        Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

        Milling operations are carried out at Tayoltita. The Tayoltita mill processes ore from the Tayoltita, Santa Rita and San Antonio mining operations and has a production capacity of 1,600 tonnes per day. The mill facility is a conventional operation that employs cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

        In 2003, the Tayoltita mill averaged 1,061 tonnes per day with recoveries of 93% silver and 97% gold. Since December 2003, current crushing capacity is 1,500 tonnes per day and 1,600 tonnes per day in the Chemical Treatment area.

        The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Tailings are pumped up gradient by a newly installed single stage pumping station to the tailings impoundment area in a box canyon east of the mill site. The gold and silver precipitate is refined from both the Tayoltita and the San Antonio mills. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

        The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. Another expansion at Tayoltita is currently under way to replace the San Antonio mill capacity. This expansion includes additional leaching, thickening and clarification equipment together with a new single stage tailings pumping system and a new tailings pipeline. The new tailings pipeline incorporates spill protection for the aerial crossing of the Rio Piaxtla.

San Antonio Mill

        The San Antonio mill had a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing were used instead of two to achieve a finer product size prior to grinding. The gold and silver precipitate from the filter press was transported to Tayoltita for processing. The mill layout was complicated by the steep walled canyon setting and equipment was located on both sides of the river.

        In 2003, before its closure in November, the San Antonio mill had milled 40,000 tonnes of ore with recoveries of 97% silver and 99% gold. The mill capacity was 400 tonnes per day.

Environmental Upgrades to Tailings Management

        Luismin's practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dam. Improvements will be necessary to bring all of the tailings dam designs and operations up to World Bank standards. Wheaton is ensuring that future tailings sites will be designed to appropriate World Bank standards.

        SRK Consulting ("SRK") was engaged by Wheaton in January 2002 to complete an environmental due diligence of the Luismin operations. This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations. Since then, all necessary steps have been taken to diminish the existing environmental liabilities.

        Luismin's practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

        The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice. Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico. AMEC Earth & Environmental Limited ("AMEC") is currently assisting in these operations.

Tayoltita Tailings

        The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Previous operations, which relied on ten pumping stations to elevate the tailings to the containment site were modified by increasing the pumping capability and eliminating the pump stations. Secondary containment of the tailings supply lines was also constructed. The solution return line crosses the river and it is presently suspended by cables, without provision for spill containment in case of line failure. Plans are to relocate the line to the new bridge crossing in the near future which is designed to provide for spill containment in case of line failure.

        The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

        Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

        Under the current plan, the Tayoltita mill operation will be expanded to process all ore mined in the district and will require an expansion of the tailings storage capacity. AMEC assessed the stability of the Cupias tailings dam in 2003, and determined that operational controls, together with stabilization berm construction, could be provided to increase the stability of the dam. Construction of the berm commenced in early 2004. AMEC also assessed options for increasing the capacity of the dam. The preferred option involves the implementation of a tailings filtering process in the plant which would reduce the moisture content of the tailings thereby reducing the cyanide loading to the impoundment. The tailings impoundment would be subsequently raised with the deposition of filtered tailings within the limits of the existing tailings impoundment.

San Antonio Tailings

        The San Antonio tailings deposition site is located in a tight river bend in a steep walled river valley downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated. The third tunnel serves as an additional channel for the river in high flow periods. The tailings containment dam was established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 70 metres above the floor of the canyon.

        With the capacity of the dam nearly exhausted in November 2003, deposition of tailings in the dam was terminated and the San Antonio mill put into care and maintenance.

        Prior to 1993, two tunnels were in place. During Hurricane Lidia (September 1993), the two tunnels were plugged with sediment and trees and the river washed out the tailings deposit. Due to concerns associated with stability of the dams, maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event or hurricane over the long term, Knight Piésold was retained to carry out a stability assessment of the dams and to develop conceptual closure design options for the tailings facility. The results of stability analyses indicated that the tailings pile was marginally stable. Based on the results of the analyses, Knight Piésold assessed two closure options: construction of a significant buttress to stabilize the tailings facility in place or removal of the tailings for disposal in a new facility or alternate location. The results of the assessment indicated that the preferred alternative would be to buttress the facility.

        Another option being investigated is the development of a hydroelectric dam to offset the construction costs associated with closure of the tailings facility.

San Martin

Property Description and Location

        Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Lusmin, holds the mining concessions covering 12,992 hectares at the San Martin mine in the state of Querétaro.

        The San Martin mine presently consists of two underground mines, San José and San Martin. The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine. Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

        The San Martin mine site is located northwest of Mexico City, in the state of Querétaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000. The major city of Querétaro, with a population of approximately 1 million is about 50 kilometres southwest of San Martin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        Access to the San Martin mine, from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

        The climate in the mine area is semi-arid, characterized by relatively low rates of precipitation. Average annual rainfall is 479 millimetres with about 95% occurring during the summer months. The average annual temperature is 12 degrees Celsius.

        The mine area is located along a prominent hill that rises above the generally flat countryside. Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area. The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

        Most of the mine personnel are contract labour who live in the nearby villages and towns. The City of Querétaro is a major urban centre.

        The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

        Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine. An additional source of water comes from the underground operations which accounts for 55% of the total consumption. Electrical power is supplied by the Federal Power Commission. The mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

        The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres approximately 400 metres above the generally flat landscape that predominates to the south.

History

        The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

        In 1982, Mexico declared a 6,300 hectares National Reserve over the area. In 1986 Luismin reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

        Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit. Production has increased, on a yearly basis, since 1993. Current production is 820 tonnes per day.

Geological Setting

        The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70° to 90° east. It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres. The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres. The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone. These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies. The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

        The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone.

Exploration

        Exploration at the San Martin mine is concentrated along the strike length of the breccia zone. The exploration is carried out using a similar approach to the other Luismin properties. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves. Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.

        Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein. A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve. Luismin plans to truck the mineral ore to the San Martin mill for processing.

Deposit Type and Mineralization

        The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

        Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite. Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

        Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin. Additional drilling support is brought in on a contract basis as needed.

Sampling Method and Approach

        Sampling of diamond drill core and underground channel chip samples are carried out in the same manner as at Luismin's San Dimas mines. Samplers at San Martin have been trained at the San Dimas mines.

Mineral Reserves and Mineral Resources

        Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See "Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — CIM Standard Definitions" for CIM Standard definitions.

        The following table sets forth the estimated Mineral Reserves for the San Martin mine as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)

		Grade		Contained Metal
Category
	Tonnes	Silver	Gold	Silver	Gold
		(grams per tonne)	(grams per tonne)	(ounces)	(ounces)
Proven	520,000	60	3.83	1,000,000	64,000
Probable	330,000	59	4.66	630,000	50,000

Total	850,000	60	4.15	1,640,000	114,000

(1)
The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101. The above mineral reserves do not include San Pedrito, which is discussed below.

(2)
Cut-off grades based on total operating cost were $26.37 per tonne.

(3)
The tonnage factor is 2.7 tonnes per cubic metre.

(4)
Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $350 per troy ounce for gold.

(5)
Numbers may not add up due to rounding.

        The following table sets forth the estimated Inferred Mineral Resources for the San Martin mine as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)
(excluding Proven and Probable Mineral Reserves)

	Grade
Tonnes	Silver	Gold
	(grams per tonne)	(grams per tonne)
1,200,000	60	4.27

(1)
The Inferred Mineral Resources for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V. J. Smallwood, P.Eng., who is a qualified person under NI 43-101. The above mineral resources do not include San Pedrito, which is discussed below.

(2)
Cut-off grades based on total operating cost were $26.37 per tonne.

(3)
The tonnage factor is 2.7 tonnes per cubic metre.

(4)
Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)
Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mining Operations

        The San Martin operation consists of underground mining and milling facilities with a rated capacity of 820 tonnes per day. Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production. In 2003, the mill processed 276,481 tonnes at a grade of 4.28 grams of gold per tonne and 82 grams of silver per tonne, at an operating cost of $28 per tonne.

        The main mine access is by tunnels with portals located less than 300 metres from the mill site. Ventilation is provided by natural means as well as by surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

        The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres. Mineralization at depth narrows to veins with dips of 80° to 85°. As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine. The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

Milling Operations

        The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day. The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching. The flotation concentrate from the La Guitarra operation as well as some concentrates from other non-Luismin operations is also leached in the San Martin mill. Gold and silver are recovered with zinc precipitation and refined to doré. In 2003, the San Martin mill operated at an average rate of 917 tonnes per day and achieved recoveries of 64% silver and 96% gold. Total production was 36,000 ounces of gold and 465,000 ounces of silver.

Environmental Upgrades to Tailings Management

        The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares. The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge. The highest area of the cell containment is currently 27 metres.

        The San Martin structures have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction. The due diligence conducted by SRK in 2002 identified stability concerns associated with the tailings dams. Other concerns included the limited storage capacity for storm water at the surface of the impoundments, and deposition practices that lead to poor consolidation of the tailings within the impoundment. In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure.

        AMEC was selected among a group of consultants interviewed and an evaluation plan was laid out in 2002 for the investigation into the tailings dam stability and for the development of options for dealing with the impoundment. AMEC conducted a site investigation program in November 2002 in order to characterize the strength of the tailings and assess the stability of the tailings dam. The site investigation and stability analysis indicated that there were stability concerns with the existing impoundment.

        Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is evident in groundwater wells down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. Based on an analysis of the sample data, a review of the tailings permeability and the quantity of solution being pumped back, AMEC concluded that the existing interception and collection system is intercepting most of the theoretical maximum seepage from the impoundment. Wheaton has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

        AMEC assessed a number of options for both stabilizing the impoundment and providing on going storage capacity for tailings. The result of the assessment concluded that filtering and dry stacking of the tailings within the existing tailings impoundment would be the preferred option for the expansion of the San Martin tailings facility. AMEC designed an earthen buttress to increase the stability of the dams; construction of the buttress commenced in January 2004.

Exploration Properties

        In addition to its operating mines, Luismin owns or has an interest in 23 exploration properties throughout Mexico. The properties range from the more advanced exploration stage to preliminary grassroots stage.

        Five of the properties are considered more advanced, twelve of the properties are in an intermediate stage, and the remainder are at a grassroots exploration level.

        Of the 23 exploration properties, only one, San Pedrito, is currently being explored and developed by Luismin. There are six properties which are subject to joint venture agreements.

San Pedrito Project

        The San Pedrito project is located 2 kilometres north of Querétaro City and 45 kilometres west of the San Martin mine. The San Pedrito project consists of numerous epithermal quartz-calcite veins containing high-sulphidation gold-silver mineralization hosted in andesite.

        The San Martin mill suffers from low silver recoveries (around 60%) and preliminary test work has indicated that blending San Pedrito material with higher silver to gold ratios with San Martin ore may improve silver recoveries up to 75%.

        With the objective of supplying some higher silver to gold ratio ore to the San Martin mill in late 2001, Luismin began development of a decline.

        Exploration has continued during the past two years, not only in the Paulina vein, which is the most explored so far, but also on Los Cuates and other small veins parallel to Paulina. During the period covering from 2003 to the present around 5,000 metres of DDH have been drilled throughout the whole area, along with some development in two declines: Paulina y Los Cuates. Development to date has resulted in the following reserves being defined, as of December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)(6)

			Contained Metal
		Grade
Category
	Tonnes	Silver	Gold	Silver	Gold
		(grams per tonne)	(grams per tonne)	(ounces)	(ounces)
Proven	10,000	217	0.44	90,000	200
Probable	170,000	240	0.80	1,300,000	4,300

Total	180,000	239	0.78	1,390,000	4,500

(1)
The Mineral Reserves for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)
Cut-off grades based on total operating cost were $30.50 per tonne.

(3)
All Mineral Reserves are diluted.

(4)
The tonnage factor is 2.7 tonnes per cubic metre.

(5)
Cut-off values are calculated at a price of $5.50 per troy ounce of silver and $350 per troy ounce for gold.

(6)
Numbers may not add up due to rounding.

        The following table sets forth the estimated Inferred Mineral Resources for the San Pedrito project as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)(6)
(excluding Proven and Probable Mineral Reserves)

	Grade
Tonnes
	Silver	Gold
	(grams per tonne)	(grams per tonne)
900,000	218	0.6

(1)
The Inferred Mineral Resources for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V. Smallwood, P.Eng., who is a qualified person under NI 43-101.

(2)
Cut-off grades based on total operating cost were $30.50 per tonne.

(3)
All Mineral Reserves are diluted.

(4)
The tonnage factor is 2.7 tonnes per cubic metre.

(5)
Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(6)
Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

        Exploration and development will continue through 2004 with ore hauled over paved public highways approximately 65 road kilometers east to the San Martin mill.

Markets and Contracts

        The gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for return of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold. Payment was the charges is due after 20 days following receipt of the bullion at the refinery.

        The Luismin doré is a clean product with few impurities. In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Capital Costs

        Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the Inferred Mineral Resources.

        In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified. The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin. Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

Capital Expenditures for Environmental Mitigation and Expansion

        The environmental capital expenditures planned for 2003 to 2006 were primarily for remediation work on existing tailings operations at the four mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton in February 2002. Subsequently, AMEC and Knight Piesold were engaged to do the pertinent studies for the remediation of the safety factor of the tailing dam slopes. The studies were completed and the estimated cost ($11 million) was in line with the original preliminary estimates.

        The remediation work has commenced at San Martin and is 50% complete. Remediation work at San Dimas will start in the second quarter of 2004.

Capital Expenditures for Expansion of Production

        The capital requirements to meet the planned changes and expansions to the operations have been estimated by the Luismin internal engineering group. The capital is required to replace the San Antonio milling operations by expanding the existing Tayoltita mill. The Tayoltita mill capacity was planned to increase in 2004 to a total installed capacity of 2,100 tonnes per day from a current capacity of 1,600 tonnes per day. The work plan for 2003 was successfully completed and the rest of the work is progressing on time and within budget, as well as drilling and drifting for the conversion of mineral resources into mineral reserves.

        An increase in mining and milling capacity at San Martin was also planned to bring the plant to 1,200 tonnes per day, including the corresponding mine development and infrastructure. The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres. The increase in production is planned to start in 2004. Capital expenditures of $7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

        During 2003, capital expenditures were $2.7 million in San Dimas and $2.3 million in San Martin for the expansion in the plants. Also an additional $4.7 million was spent for drilling, drifting and infrastucture in transformation of mineral resources into mineral reserves.

Taxes

        Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The current corporate tax rate in Mexico is 33% (in 2004), decreasing to 32% in 2005.

Statutory Profit Sharing

        Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income. The profit sharing is not deductible when calculating corporate tax. Historically, profit sharing has been minimized through the use of contractors rather than employees.

Production Estimates

        The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production. This production forecast extends over a period of ten years and more accurately reflects the return that can be expected for the capital expenditure currently planned. The ten year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period. If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced. There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

        Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The ten year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment will be realized.

        The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

  •
  Production has been sustained from the San Dimas deposits for more than 100 years;

  •
  Luismin has been successfully conducting the mine operations at San Dimas for 25 years;

  •
  Capital investment of approximately $25 million is currently planned by Luismin for a 30% production increase over the next 5 years (2004 to 2008);

  •
  Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted into Mineral Reserves;

  •
  In the main production area at San Dimas, Luismin has been able to achieve a conversion of 91% of the Inferred Mineral Resources into Mineral Reserves;

  •
  In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

  •
  Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

  •
  Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and Mineral Reserve definition with a high level of diamond drilling prior to mining. This has resulted in a disproportionate level of Mineral Reserve definition prior to mining.

        The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations.

Peak Mine, Australia

Property Description and Location

        The PGM properties, comprised of New Cobar, Chesney, New Occidental, Peak, Perseverance and Stones Tank, are situated in the vicinity of Cobar which is located approximately 700 kilometres west of Sydney, New South Wales, Australia. The PGM properties include a 100% interest in four consolidated mining leases, a mining lease and two contiguous exploration licences. The leases and licenses cover approximately 350 square kilometres surrounding the Peak Mine. In addition, PGM has a 90% beneficial interest in the Cobar West joint venture with Dominion Gold Operations Pty Ltd. and owns or has joint venture interests in tenements covering approximately 500 square kilometres. There is a royalty payable to the State of New South Wales of 3% of gross revenue from the PGM properties.

        Principal mining activities are conducted at the Peak Mine, an underground mine and processing facility. However, actual mining at the Peak deposit ceased in October 2002 and underground mining and development is currently occurring at the New Occidental and Perseverance deposits. Both deposits are accessed by the Peak shaft and utilize the mining and processing infrastructure of the Peak Mine. Surface mining of oxide and sulphide ores recently ceased at the New Cobar deposit, on completion of a small open pit mine. Surface oxide mineralization is also known to exist at the Chesney and Peak deposits. Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the Peak Mine. A feasibility study for underground mining at New Cobar is currently being completed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Peak Mine is accessed by a sealed road and regional road access is provided by an all weather highway between Sydney and Adelaide through Cobar. A freight rail service is also available in Cobar. A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. Concentrates are transported by road and rail to ports on the east coast of Australia and subsequently shipped to overseas smelters.

        The Cobar region has a semi-arid climate and receives on average about 352 millimetres of rainfall per year. Temperatures range from an average temperature of 16 degrees Celsius in the winter to 34 degrees Celsius in the summer. There are no permanent waterbodies on the consolidated mining leases. Weather does not significantly affect PGM's mining operations and mining is conducted year-round.

        The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the Cornish, Scottish and Australian (the "CSA") copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. The Peak Mine itself actually produces some water which is recycled through the operation. Potable water is pumped from the Cobar Shire Council's water treatment plant to the site.

        Maximum electricity consumption demand is 8.2 mega volt amps and annual consumption is approximately 56.4 gigawatt hours. Power is provided to the Peak Mine via a 132 kilovolt transmission line to a substation at the Peak Mine where it is converted to 11 kilovolts for use on site or transformed on site to lower voltages. Emergency power is available from two 0.8-megawatt diesel generating units on-site which are owned by PGM.

        The landscape is predominantly flat, composed of sandy plains with minor undulations. Cobar is situated 250 metres above sea level. Vegetation is largely semi-arid low woodland, with minor creeks and rivers (usually dry) lined by taller eucalypt species.

History

        There has been sporadic gold mining in the Cobar district since the 1870s. The district was better known for its copper deposits and was one of Australia's main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880s, with the Occidental, New Cobar, Chesney and Peak producing gold in the late 1800s. The greatest period of activity at the Peak Mine was from 1896 to 1911. Most gold mining in the Cobar district ceased by 1920.

        The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine had produced 700,000 ounces of gold.

        Exploration by various companies was conducted through the late 1940s and continues. The Peak Mine deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak Mine deposit. Production commenced at the Peak Mine in 1992.

        Subsequent exploration and investigations lead to the development of the New Occidental and Perseverance deposits.

        Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, at the site in October 1998, that continued until March 1999, extracting approximately 105,000 tonnes of ore. This positive result lead to the mining of the New Cobar open pit which produced in excess of 1,000,000 tonnes of ore prior to completion in February 2004.

        Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

Geological Setting

        The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

        The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar and Chesney), copper-gold (New Cobar), gold (New Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

        The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction. The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

        The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

Exploration

        The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface. The controls on mineralization are well understood and the location of the two principal controlling structures, the GCF and the Peak Shear are well known.

        Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future. The principal method of exploration is by diamond core drilling. Reverse circulation drilling and "down the hole electromagnetic surveys" in conjunction with induced polarization surveys may be used in near surface oxidized mineralization. PGM currently plans for exploration and evaluation expenditures of Australian $3.8 million in 2004, of which Australian $2.7 million will be spent on drilling.

        PGM staff conduct all exploration programs on the PGM leases. Such exploration programs may include the use of drilling or geophysical contractors, but such work is supervised by PGM employees. In 2003, PGM secured a joint lease agreement over the Rookery South tenements.

Mineralization

        The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

Drilling

        PGM's current standard practice is to drill exploration diamond drill holes with HQ, stepping down to NQ/NQ2 core at between 100 and 300 metres depth or when drilling problems are encountered. Delineation drilling of stope blocks for upgrading to Measured Mineral Resources is performed with LTK48-sized core. The sample volume of 1 metre of full LTK48 core is very close to the volume of 1 metre of half NQ core thereby minimizing change of support issues for resource estimation using both sample types.

        Reverse circulation drilling is conducted with 130 to 140 millimetres face-sampling bits to minimize contamination from material in the drill hole walls. Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone.

        Surface drill data available for the Mineral Resource estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997. Of the holes drilled, 444 were selected for use in the Mineral Resource estimate. In 1996 and 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar Mine.

        During the last period of production at the Chesney deposit, underground diamond drill holes began to be used for grade control. Several programs of surface drilling have been conducted at the prospect with a plan to conduct a drill program from surface in April 2004. In all, six holes are planned to a depth of approximately 350 metres. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes. In addition, several HQ/NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 1996. Of the holes drilled, 147 were selected for use in the Mineral Resource estimate. The unoxidized mineralization at Chesney has been drill tested at approximately 450 metres below surface by nine NQ2 diameter diamond drill holes. Several of the other HQ/NQ diameter diamond drill holes have tested the deposit between 200 to 500 metres below surface. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). All 26 of these holes have been used to estimate the tonnage and grade of the mineralized system immediately below the workings.

        New Occidental Mineral Resource estimates are based on 371 drill holes from drilling campaigns between 1945 and 2002.

        Four drilling campaigns were completed in the Peak Mine area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak oxide resource estimates. The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres. The underground mine at Peak was in operation from 1992 to 2002. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource estimate all new holes have been drilled using underground drills, LTK48-sized core and whole-core sampling. These are the same drill rigs as currently being used at New Occidental and Perseverance.

        Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the upper margin of Zone A. Zones B, C and D are drilled much more sparsely. The results of 132 drill holes were used in the Perseverance Mineral Resource estimates.

Sampling and Analysis

Reverse Circulation Samples

        Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone.

        PGM has recently used face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

        Sampling strategies are devised for individual projects depending on requirements. The sampled intervals can be 1, 2 or 4-metre composites depending on the accuracy required. One-metre samples are retained to allow more detailed analyses at a later date.

Core Samples

        Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections. The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides. Sample intervals are generally laid out every 1 metre through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone. Not all core in the hanging wall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analysed.

        One-metre long samples are taken from half HQ/NQ or whole LTK48 core. HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference. (The volume of these two sample types is very similar so that support issues remain the same for resource estimation). Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

        Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories. The onsite mine laboratory is used only for process control and underground muck samples.

Sample Quality

        Core recovery has generally been very high and is not considered to be causing any difficulties with sample representivity. Reverse circulation drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground. The location of areas with recovery problems is known and can be plotted.

        PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits. The drill case size appears to affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates.

        PGM uses outside assay laboratories for all core and reverse circulation chip analysis, whether for exploration or delineation drilling results. All core is analysed for gold, copper, lead, zinc and silver. Other elements may be assayed for depending on the deposit. PGM uses both Analabs and ALS, both registered with the National Association of Testing Authorities in Australia, for contract analytical work and different drill programs or exploration projects will be given to either laboratory. Since 1996, PGM has completed regular checks of assay laboratories and submitted analytical blanks with samples.

        PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages.

        PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation. The quality control system consists of standards, blanks, repeats, pulp duplicates, screen fire assays, inter- laboratory check assaying and inter-laboratory check screen fire assaying.

        Data validation protocols are built into the date-entry system used by PGM.

Security of Samples

        Core is logged and sampled, and half cores are stored, in a fenced and locked yard behind the main gate at the Peak Mine. The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel. Samples are collected and shipped to commercial assay laboratories from this location. Sample pulps and field splits of reverse circulation samples are also stored in secure facilities.

Ore Reserves and Mineral Resources

        Ore Reserves and Mineral Resources are estimated using the JORC Code. See "Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — JORC Code Definitions" for JORC Code definitions.

        The following table sets forth the estimated Ore Reserves for the Peak Mine as at December 31, 2003:

Proved and Probable Ore Reserves(1)(2)(3)

			Grade		Contained Metal
Deposit
	Category	Tonnes	Gold	Copper	Gold	Copper
			(grams per tonne)	(%)	(ounces)	(tonnes)
New Occidental	Proved	—	—	—	—	—
	Probable	1,040,000	7.37	0.14	245,000	1,450

	Total	1,040,000	7.37	0.14	245,000	1,450

Perseverance (Zone A)	Proved	—	—	—	—	—
	Probable	510,000	8.03	1.33	130,000	6,700

	Total	510,000	8.03	1.33	130,000	6,700

New Cobar (underground)	Proved	—	—	—	—	—
	Probable	240,000	5.64	0.57	43,000	1,500

	Total	240,000	5.64	0.57	43,000	1,500

Pit and Stockpiles	Proved	570,000	3.82	0.53	70,000	3,000
	Probable	—	—	—	—	—

	Total	570,000	3.82	0.53	70,000	3,000

Total	Proved	570,000	3.82	0.53	70,000	3,020
	Probable	1,780,000	7.33	0.54	419,000	9,530

	Total	2,350,000	6.48	0.54	489,000	12,540

(1)
The Ore Reserves for the Peak Mine deposits set out in the table above have been estimated by R. Cooper at PGM who is a competent person under the JORC Code. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)
The Ore Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.

(3)
The following table sets forth the recovery and dilution factors applied to the Mineral Resource estimates by property:

Deposit	Recovery	Dilution	Cut-Off Grade
	(%)	(%)	(grams per tonne gold)
New Occidental	95	various (15-40%)	480
Perseverance	95	various (15-40%)	480
New Cobar	98	various (15-40%)	1.24 – 1.51 dependent on ore type

        The following table sets forth the estimated Mineral Resources for the Peak Mine as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(excluding Proved and Probable Ore Reserves)

			Grade
Deposit
	Category	Tonnes	Gold	Copper
			(grams per tonne)	(%)
New Occidental	Measured	30,000	9.48	0.16
	Indicated	140,000	7.60	0.17
	Inferred	550,000	7.6	0.15
Peak Mine (including oxide)	Measured	3,000	7.90	0.40
	Indicated	40,000	8.87	0.66
	Inferred	50,000	9.0	0.84
Perseverance	Measured	80,000	7.45	1.53
	Indicated	70,000	6.27	1.15
	Inferred	1,400,000	11.7	0.65
New Cobar (near surface)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	—	—	—
New Cobar (sulphide)	Measured	—	—	—
	Indicated	100,000	5.56	0.70
	Inferred	460,000	7.2	0.56
Chesney (near surface)	Measured	450,000	0.96	1.23
	Indicated	130,000	1.16	0.90
	Inferred	—	—	—
Chesney (sulphide)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	800,000	4.0	3.2
Total	Measured	560,000	2.33	1.22
	Indicated	480,000	5.38	0.67

	Measured + Indicated	1,040,000	3.73	0.96

	Inferred	3,200,000	8.4	1.2

(1)
The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by D. Keough and R. Berthelsen at PGM who are each competent persons under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)
The Mineral Resources were estimated using two-dimensional and three-dimensional ordinary kriged and multiple indicator kriged block models, constrained by geological and grade domains.

(3)
Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(4)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

        In late 2002, an independent consultant to PGM completed a scoping study to assess the economic viability of an underground operation at New Cobar to access the deeper mineralization. Since then, an infill drilling program at New Cobar has been undertaken to increase confidence in the resource, the results of which are currently being used in the feasibility study on the New Cobar underground deposit.

Mineral Processing and Metallurgical Testing

        The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

        The New Cobar open pit ore processed to date is a combination of sulphide and oxide copper and gold mineralization. Testing indicates gold recovery of over 93% from cyanide leaching. Although it will continue to be processed by blending with other ore, it is planned that stockpile ores will be processed over time until 2010. During 2004, sulphide ore will be processed in addition to the oxide. Testing indicates total gold recovery of 95% in copper concentrate and from cyanide leaching.

        The New Occidental ore, which constitutes approximately 60% of the process feed during the 2004 to 2010 plan period, has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies. This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours. Analysis of performance through the circuit suggests fine grinding to only 75 microns is required if the flotation circuit is operating. The performance to date suggests a recovery around 87%.

        Drill core samples from Perseverance have also been subjected to a comprehensive programme of mineralogical examination and testing using PGM's site specific laboratory procedure and other procedures. In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter. The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 94% using Peak conditions and copper recovery of over 65% to a good quality concentrate. Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.

Mining Operations

        Mine production operations are located in two distinct underground zones, with ore stockpiled from the recently completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. The two underground operations are known as New Occidental and Perseverance. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment.

        The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure which allows 40 and 45-tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is installed. Crushed ore is loaded into the 10-tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak Mine infrastructure includes a 5.3-metre diameter concrete-lined shaft to a depth of 740 metres. The hoisting system is designed to provide capacity in excess of 600,000 tonnes per year. The main winder is a ground-mounted, friction winder running a single 10-tonne pay load skip, counterweighted by a 30-man cage connected by four 28-millimetre head ropes and two 40-millimetre tail ropes. The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft. Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

        The New Occidental and Perseverance zones operate on the same shift roster, namely, two 12 hour shifts per day, 365 days per year. The workforce undertaking the New Occidental and Perseverance mining operations has transferred from the Peak Mine as production from the Peak Mine decreased. Contractors carry out the ramp and access development in the Perseverance orebody in advance of the mine production operations.

        Recently completed drilling has identified significant down-dip extensions to the New Occidental Perseverance and Peak orebodies. Study work is planned to determine the feasibility of further mining in these areas. The opportunity to mine remnant ore around the original Peak Mine is also being examined.

New Occidental

        A 3.2 kilometre long, 5 metres wide by 4.5 metres high haulage drive developed north from the Peak Mine connects the base of the New Occidental mine to the Peak workings. Mining of the New Occidental commenced at the bottom of the then known resource and is progressing up towards the historic New Occidental mine workings. These workings were dewatered from the surface via the original mine's shaft. The New Occidental operations consist of large size development headings, nominally 5 metres wide by 5.2 metres high, but can be wider to allow the full width of the orebody to be mined out (up to a maximum width of 6.5 metres). A development is located in the hangingwall sandstones. Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba M4C rig. Ore loading utilizes Elphinstone, 7 cubic metre, loaders with truck haulage, via the internal ramp and the decline, to the crusher at the Peak Mine shaft. The loaders are equipped with tele-remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

        The feasibility study for New Occidental was based on a required production of 450,000 tonnes per year. Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction is high. This, in turn, imposes the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling.

Perseverance

        Four zones of mineralization have been identified within the Perseverance system. The zone which is the closest to the Peak Mine (Zone A) has the highest density of drilling and level of geologic understanding and is the zone currently being mined. Zones B and D are the subject of mining studies with access to these areas currently being developed.

        Mining methods, similar to those used at New Occidental, are proposed for Perseverance. A geotechnical assessment was carried out by consultants, Barrett Fuller & Partners, in order to advise on pillar sizes and stope spans, etc. Mine plans call for production from a depth of approximately 850 metres below surface to approximately 1,060 metres below surface. The stoping sequence is planned from bottom to top, with a crown pillar of 12 metres separating two zones of mining, from which production can be achieved concurrently. Stoping production is expected to commence in October 2003 and to continue until 2007. Estimates of mining cost are based on historical Peak Mine costs adjusted to suit depth, location and geological and geotechnical conditions.

New Cobar

        The New Cobar open pit operation extracted the near surface remnant ore of the now closed New Cobar underground operation. Mining of the pit was completed in March 2004, with some 460,000 tonnes of oxide ore stockpiled, for blending with underground ore, and processed over the current life of the mine.

        A feasibility study for the New Cobar underground is due to be completed in May 2004. Development of the new underground will involve a decline developed from within the open pit. Mining methods similar to those used at New Occidental and Perseverance are proposed for New Cobar. Mine plans call for production to commence below the historic underground workings (approximately 200 metres below the surface) to a depth of approximately 600 metres. The opportunity to access the Chesney underground resource from New Cobar is also being investigated. Stoping is expected to commence in June 2005 and continue until 2010. Estimates of mining cost are based on historical Perseverance and New Occidental mine costs adjusted to suit depth, location and geological and geotechnical conditions.

Milling Operations

        The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and metallurgical characteristics. The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 560,000 tonnes per year of hard sulphide ore. The production criteria for the following years is to increase throughput to at least 650,000 tonnes per year, 365 days per year, 24 hours per day and 96% utilisation, on a blend of hard sulphide ore, softer oxide and partially oxidised ore.

        Ore is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile. Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile. A separate bin equipped with a static grizzly and a feeder delivers New Cobar ore to the conveyor. The bin is fed by front-end loader from a stockpile of trucked ore.

        Gold and silver are recovered from a strip solution by electrowinning in the secure gold room. Also in the gold room, the gravity concentrate is upgraded on shaking tables and by acid digestion to remove unwanted sulphide and other acid soluble minerals. The electrowinning cell sludge and the upgraded gravity concentrate are direct smelted to doré bars, typically containing 29% silver and 69.5% gold.

        Leach tailings are pumped to a thickener. Thickener overflow is recycled to the leaching circuit. High density thickener underflow is pumped to the tailings storage facility, which is a central discharge type.

Markets and Contracts

        Copper concentrate is sold under contract to Glencore International AB. The contract is for all concentrate produced and expires in June 2004. A new contract is currently being negotiated. Annual production is estimated at 18,000 DMT grading 18% copper and 59 grams of gold per tonne. Penalty elements include bismuth, lead and zinc.

        Doré bullion is refined under contract by the Perth Mint.

Environmental Considerations

        Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period through April 2004, except for a one-time noise exceedance in 2002. PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

        PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Environmental Consultants Pty Ltd. in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

        It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump. Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden. Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

        PGM estimated the future cost for closure to be $5.875 million as at December 31, 2003. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.576 million.

Capital Costs

        Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone and the Perseverance zone. There is currently a feasibility study investigating the development of the New Cobar Underground project.

        In the PGM life-of-mine plan, projections are made for future capital expenditures from 2004 to 2008. The development costs are incurred and expensed under an operating account, some of which is capitalized. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital.

Taxes

        Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

Production Estimates

        The PGM operation is expected to draw the majority of its economic value from the sale of gold in doré bullion. In addition, a concentrate containing copper, gold and silver will be produced for sale. Most of the production is derived from ore mined at the underground operation from the New Occidental and Perseverance zones which is supplemented by relatively large open cut stockpile material. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 3.3 million tonnes, approximately 710,000 ounces of gold and approximately 27.4 million pounds of copper, respectively, over a period of approximately five years. Production in 2004 is expected to be approximately 128,000 ounces of gold and approximately 4.2 million pounds of copper.

Los Filos Project, Mexico

Property Description and Location

        The Los Filos Project is located in the Nukay mining district of central Guerrero State, approximately 230 kilometres south of Mexico City. This district hosts the Nukay, Aguita and Subida mines. The Los Filos property lies within the southern part of the Morelos National Mineral Reserve (Morelos Sur) which covers a total area of 47,600 hectares and is controlled by the Consejo Recursos Minerales ("CRM"), an agency of the government of Mexico. The Los Filos Project lies within the Nuteck concessions, which consist of five concessions totalling approximately 450 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Los Filos Project is located in the Sierra Madre del Sur physiographic province of southern Mexico. The property is accessible from Highway 95, a major, paved route between Mexico City and Acapulco. At the village of Mezcala on Highway 95, a 12-kilometre dirt road leads southwest to Los Filos. Driving time from Mexico City is approximately three hours.

        The Nukay district is served by hydroelectric power from the Caracol dam on the Balsas river. There is a network of local roads. The principal centre of population is Mezcala. International airports are located at Mexico City and Acapulco and there are a number of regional airports, principally serving the southern Pacific coast. Potable water is available from local springs and wells.

        The state capital of Guerrero is Chilpacingo de los Bravos, approximately 40 kilometres south of Nukay. Guerrero is mountainous except for the southeastern coastal strip. The Río de las Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala. The mountain regions are relatively dry and temperate while the valleys and coastal zone are wet and tropical. Average high temperatures range between 21 degrees Centigrade in December and January and 27 degrees Centigrade in April and May. Average low temperatures vary between 7 degrees Centigrade in December through February and 13 degrees Centigrade in June. The wettest months are June through September, with average precipitation of 14 to 16 centimetres. Precipitation in the winter months is around 1 centimetre.

        Mezcala lies at an altitude of 500 metres. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep and covered with hardwood forest while the valley bottoms are generally farmed.

History

        Most of the early exploration and mining activity in this area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Project in 1995. For further details of the history of the Nukay mines, see "Narrative Description of the Business — Nukay Mines, Mexico — History".

        The Los Filos area was only subject to sporadic prospecting through the twentieth century until Teck Corporation ("Teck") became interested in the Nukay area in 1993 and completed an agreement (the "Nukay Agreement") with Minera Miral S.A. de C.V. ("Minera Miral") which was in the process of buying out the owners of Minera Nukay, S.A. de C.V. ("Minera Nukay"). Minera Nuteck was formed by Teck to hold the Nuteck properties.

        Minera Nuteck conducted a regional exploration and drilling campaign around the neighbouring Nukay operations, focusing on the potential for mineralized skarns around the targets. The discovery hole for the Los Filos deposit was drilled in August 1995.

        Work in 1996 focused on the delineation of the Los Filos and Pedregal prospects which were subsequently found to be one continuous deposit. In 1997, delineation drilling at Los Filos continued. Scoping studies and metallurgical testwork were undertaken by Teck in the period between 1998 and 2002.

Geological Setting

        The Los Filos Project is located in the Morelos-Guerrero Basin in southern Mexico. The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate sediments comprising the Morelos, Cuautla and Mezcala Formations, and has been intruded by a number of granitoid bodies.

        Gold, silver and base metal mineralization is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the upper Cretaceous carbonate sequence.

Regional Geology

        The carbonate sequence of the Morelos-Guerrero Basin is underlain by Precambrian and Paleozoic basement rocks. The majority of the metallic mineralization (gold and massive sulphide) is hosted by the Morelos Formation which is a Cretaceous-age medium-bedded to massive fossiliferous limestone up to 900 metres thick. The Cuautla and Mezcala Formations are made up of shales and thin-bedded limestones. The Cretaceous rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sediments (red sandstones and conglomerates) of similar age.

        Gold, silver and base metal mineralization in the Nukay area is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the carbonate sequence of the upper Cretaceous Morelos Formation. Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusives.

        The Nukay area lies along the crest of an antiform or uplifted ridge, 6 to 8 kilometres wide and trending north-northeast. The age and genesis of the anticlinal feature has not been established but is believed to be related to compressional forces during the late Cretaceous Laramide orogenic event.

        Regional mineralization styles comprise the skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphides. In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt. Both are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast, between Mochitlán and Telolapan. Skarnhosted and epithermal precious metal deposits include Todos Santos, Nukay, Bermejal and Mochitlán. Volcanogenic massive sulphide deposits (gold-silver-lead-zinc-copper) include Campo Seco, Farallon and Rey de Plata.

Local Geology

        In the Los Filos area, mineralization is associated with two diorite to granodiorite stocks that were emplaced in carbonate rocks of the upper Cretaceous Morelos Formation. The stocks, known as East and West, are early Tertiary in age and resulted in high temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso- to epithermal alteration. The Los Filos deposit formed along the north, east and southern margins of the East stock that geologic evidence and argon dating have indicated is slightly older than the West stock.

        The differing morphology of the East and West Nukay stocks is believed to reflect different structural controls during emplacement. The exposure of the West stock is roughly circular and about 1.3 kilometres in diameter. The East stock is elongate in a north-south direction. It is about 1.4 kilometres long and 0.5 to 0.7 kilometres wide in the south but in the north, a western lobe extends for 1 kilometre in a west-southwest to east-northeast direction.

        Marble beds consistently dip away from the margins of the East stock, indicating that the diorite was emplaced during active doming of the Morelos Formation. In contrast, the West stock generally has steep-sided, simple contacts and does not show any sill-like extensions, suggesting that it was passively emplaced during a period of tectonic quiescence.

        The East stock comprises three distinct intrusive phases: early quenched diorite; granodiorite; and late beta-quartz granodiorite, i.e., granodiorite with 7% or more beta-quartz phenocrysts.

        Quenched diorite forms an annular sill along the east half of the stock that dips radially away from the contacts. Along radial cross-sections, the sill exhibits a crude sygmoidal morphology that indicates emplacement along sub-horizontal extensional shear couples which developed during stock emplacement and doming of wall rock carbonates. The diorite cooled extremely rapidly as shown by spherulitic devitrification and cherty groundmass textures. The lack of exoskarn development along sill contacts also indicates rapid cooling. In contrast, endoskarn alteration developed strongly throughout the sill, resulting in hard, brittle rock which readily fractured and brecciated during subsequent structural movement. No significant gold mineralization was introduced during the emplacement and endoskarn alteration of the diorite.

        The main East stock was intruded and crystallized as granodiorite, subsequent to emplacement of the sill. Within and peripheral to the principal stock contacts, strong subhorizontal shearing during crystallization allowed the formation of similarly subhorizontal sill-like bodies of beta-quartz (i.e., quartz enriched) granodiorite. The leading edges of the beta-quartz sills appear to have aggressively assimilated carbonate wall rocks. The dominant alteration associated with beta-quartz granodiorite is magmatichydrothermal quartz and/or orthoclase veining. The intensity and spatial distribution suggest that these rocks were the primary source of gold mineralizing hydrothermal fluids.

        The diorite phase which hosts the Los Filos deposit in the East stock is absent in the West stock. Granodiorite and beta-quartz granodiorite phases are both present in the West stock. Faulting in the West stock includes local contact-related and low-angle fractures and some high-angle faults, but very little of the pervasive low-angle structures that host the distinctive alteration of the East stock. Thus, the West stock appears to be dominated by simple, steep sided contacts with structural control inferred to be from a few highangle, west-northwest and north-northeast trending zones.

        The West stock is believed to have intruded rocks already affected by intrusion of the East stock. As a result, the already warmed host rocks allowed a greater degree of contact skarn alteration and prolonged fluid interaction due to slower cooling.

        Extensive karst formation has resulted in numerous caverns and sinkholes. Typically, a mantle of caliche up to 10 metres thick has developed on the carbonate rocks at surface.

        The majority of mineralization at Los Filos is hosted within the highly fractured to brecciated diorite sill. The beta-quartz granodiorites are believed to be the source of this mineralization.

        Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration. The most characteristic and prevalent alteration types, however, are hosted by both beta-quartz granodiorite and diorite sill rocks as follows: orthoclase mantling, flooding and veining; quartz flooding and veining; calcite veining; sericite, illite, smectite, kaolinite alteration; sulphide mineralization, i.e., pyrite, chalcopyrite, arsenopyrite, bismuth minerals, tetradymite; and hypogene iron oxides, i.e., hematite-specularite, goethite.

        There is a distinct mineralogic zonation across the Los Filos deposit: quartz veining is relatively dominant within or adjacent to beta-quartz granodiorites, i.e., the "proximal" part of the mineralized system; a transition zone in which quartz veining decreases sharply, while sulphide and calcite-quartz veining increases; calcite veining is dominant towards the far edges of the diorite sill, i.e., the "distal" part of the system.

        Gold grades peak in the transition zone and coincide with the dominance of pure sulphide veins.

Exploration

        Fully documented exploration on the Los Filos gold deposits dates from the early-1990s.

        An initial due diligence program was undertaken by Teck in 1993 in order to confirm the resource potential of the Nukay deposit. The Nukay pit was mapped, outlying prospects examined and 1,970 metres of RC rotary drilling was completed in 19 holes.

        In 1994, initial drilling activities focused on the Nukay skarn deposit and Teck completed districtwide geologic mapping and sampling, lithogeochemical and magnetometer surveys, detailed prospect evaluations and a total of 14,511 metres of RC rotary drilling in 84 holes on the Nukay deposit, the Subida prospect and the Aguita prospect and on various other targets on the property.

        Drilling of a magnetic anomaly on Mag Ridge to test for a Nukay-style iron-skarn body encountered significant thickness of mineralization in oxidized, altered intrusive rock below the marble contact. Two drill holes resulted in the recognition of a new style of mineralization with the potential for large tonnage, bulk-mineable deposits.

        A 1995 program consisted of district-wide geologic mapping, grid lithogeochemical sampling, a time-domain electromagnetic (TEM) survey, road-cut mapping and sampling and the drilling of 19,128 metres in 90 holes. Exploration holes were drilled on several promising targets, including the Crestón Rojo, Pedregal and Los Filos prospects and were followed by wide-spaced drilling around the successful prospect holes. Delineation drilling continued on the Pedregal zone which became part of the Los Filos deposit.

        During 1996, work was focused on the exploration and delineation of the Los Filos and Pedregal prospects that were found to be two portions of one continuous deposit. A total of 156 RC rotary and 44 core holes was completed on a grid 1,200 metres long and 350 metres wide. Extensive mapping, sampling, density measurements and metallurgical testing were also completed on the Los Filos deposit.

        In 1997, delineation drilling continued on the Los Filos deposit, for a total of 29,219 metres in 133 RC rotary holes. This drilling extended the area of known mineralization to the northwest and southwest. The 35-metre drilling grid covered an area of 1,400 metres by 400 metres. In 1997, metallurgical bottle-roll tests and column tests on low- and medium-grade core samples were carried out. Klohn-Crippen was retained to complete a preliminary geotechnical assessment of the project.

        The exploration phase of work on the Los Filos deposit was essentially completed in March 1998.

        In 1997, a scoping level study was completed on Los Filos by Teck, based on data available at the end of 1996. In 1998, Teck completed a pre-feasibility level assessment using all of the drilling data for Los Filos available at the end of 1997.

        During 1999, Minera Nuteck continued metallurgical testwork, environmental studies and a sediment control study and completed aerial photography over the Los Filos site in order to facilitate planning for site access and the potential location of a heap leach pad. In 2000, further work in preparation for a feasibility study on Los Filos was undertaken, including geological modelling, a 37-hole, 7,105-metre confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies and a review of capital cost estimates.

Deposit Geology and Mineralization

        Gold and silver mineralization at Los Filos is associated with skarn formation along the contact zones between the carbonate sediments of the Morelos Formation and the diorites and granodiorites of the East and West stocks. Mineralization is either hosted by, or is spatially associated with, marble formed during contact metamorphism of the carbonates.

        Gold mineralization at Los Filos is associated with the late-stage, hematite-associated alteration in veins and breccias, ie. narrow (typically less than 4 centimeters) quartz-hematite-gold (+calcite) veins and which typically return very high gold grades when selectively sampled; and hematite-altered cataclastic breccia (ie. mill breccia) which consists primarily of clay and finely-ground/comminuted wallrock, with entrained clasts of wallrock, quartz-hematite-gold veins and massive hematite (around exo-skarn occurrences), and are consistently mineralized.

        Until 2001, the description of the Los Filos property geology was influenced by the alteration terminology used and this resulted in potential problems in identifying and describing lithologies. In 2001, a thorough geological reinterpretation, based on extensive field work, was completed. Drill holes were relogged based on lithologic terms with the degree of alteration used as descriptive terminology.

Drilling

        An aggregate of 553 drill holes and 119,554 metres have been drilled on the Los Filos deposit. The majority of drilling, 109,190 metres was RC rotary drilling while the remaining 10,364 metres was cored. The Los Filos drill holes were completed on spacing of approximately 35 metres.

Sampling and Analysis

        RC rotary drill cuttings were sampled at intervals of 1.52 metres. The material was split at the drill into several portions of 12 kilograms or less. Of these, the "assay split" was shipped to the assay laboratory, and the "second split" was stored on the property. A third split was supplied to Minera Nukay for analysis at its mine assay laboratory. In the case of drilling on the Aguita deposit, a fourth split was supplied to a representative of Minera Guadaloupe.

        A handful of rock chips from each sample interval was collected and logged by the onsite geologist.

Sample Preparation, Security and Data Verification

        Sample splits were shipped principally to ALS Chemex in Guadalajara and, to the end of 1994, to Bondar Clegg in San Luis Potosí, for preparation and assaying (Bondar Clegg was acquired by ALS Chemex in 2001). Pulps prepared in Guadalajara were sent for assay to the Chemex laboratory in Vancouver.

        Exploration samples and drill samples are stored in a secure warehouse at the Nukay mine site under the sole custody of the mine geologist.

        Gold assays were run using a one assay-ton (30-gram) charge, with atomic absorption finish. Assays exceeding 10 grams per tonne were re-analysed using fire assay with gravimentric finish. Copper and silver assays were performed using a one-gram charge, aqua regia digestion and atomic absorption analysis. Silver values exceeding 100 grams per tonne were reanalyzed using a one-ton fire assay with gravimetric finish.

        All of the ALS Chemex pulps are housed at the Teck storage facility in Iguala, although weathering has deteriorated the integrity of individual pulps.

        ALS Chemex claims that its laboratories "operate according to the guidelines set out in ISO/IEC Guide 25 — "General requirements for the competence of calibration and testing laboratories" " and that it ensures "compliance to the ISO 9002 standard adopted by the company". ALS Chemex has attained ISO 9002 registration at all of its North American laboratories, including Mexico. ALS Chemex participates in a number of external round robin monitoring programs, including Geostats and Canmet's Proficiency Testing Program.

Mineral Reserves and Mineral Resources

        There are currently no Mineral Reserves to report for the Los Filos deposit.

        The following table sets forth the estimated Measured, Indicated and Inferred Mineral Resources for the Los Filos deposit as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)

Category	Tonnes	Gold	Contained Gold
	(million)	(grams per tonne)	(ounces) (000s)
Measured	8.25	1.64	420
Indicated	30.48	1.37	1,310
Measured + Indicated	38.73	1.43	1,730
Inferred	11.57	1.4	500

(1)
The Mineral Resources for the Los Filos deposit set out in the table above have been estimated by Marek Nowak, P.Eng., of Nowak Consultants Inc. and reviewed by G.H. Giroux, P.Eng. of Giroux Consultants Ltd. Each of Marek Nowak and G.H. Giroux are qualified persons under NI 43-101.

(2)
Cut-off grade was 0.5 grams of gold per tonne.

(3)
Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

Mineral Processing and Metallurgical Testing

        Generally, the metallurgical testwork which has been performed at the "scoping study" level of detail suggests that heap leaching of material from the Los Filos deposit is likely to provide recoveries of the order of 70% of the contained gold, while cyanidation of ore that which has been ground to fine size could increase average recovery to 90%. The testwork to date has also indicated that the majority of the gold occurs as native gold and electrum and is, therefore, free-milling and not refractory. Further testwork on fully representative samples is required in order to verify these preliminary conclusions. Following this further testwork, optimization studies need to be conducted in order to identify the optimum crush size for a heap leach operation and the optimum grinding size for a milling operation; and the resulting cost-benefit analysis, leading to the selection of the most economically favourable flowsheet.

Nukay Mines, Mexico

        The Nukay mines were acquired through the acquisition of Miranda, along with the Los Filos Project and the 21.2% interest in the El Limón joint venture with Teck Cominco Ltd. This acquisition closed on November 3, 2003.

Property Description and Location

        The Nukay operations include the Nukay mill, the Nukay and La Aguita open pit mines and an underground mine that produces ore from two ore bodies (La Subida and Independencia). The operations are located in the Nukay Mining District of central Guerrero State, immediately northwest of the Los Filos Project.

        The Nukay mill is located approximately 2 kilometres from the town of Mezcala, in the municipality of Eduardo Neri, in the state of Guerrero, Mexico, approximately 230 kilometres south of Mexico City and 180 kilometres north of Acapulco. The closest cities are Iguala, located about 40 kilometres north of the plant, and Chilpancingo de los Bravos, the state capital of Guerrero, located about 40 kilometres south of the Plant.

Accessibility, Climate, Local Resources and Physiography

        Access to the operations is through the nearby village of Mezcala. From Mexico City, Mezcala can be reached from highway 95, a major, paved route between Mexico City and Acapulco. From Mezcala, access to the Nukay mines is along 12 kilometres of winding dirt roads.

        The Nukay mines and mill are located within the Sierra Madre del Sur physiographic province of southern Mexico. The Rio Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala.

        The average annual rainfall is 751.4 millimetres. Average monthly precipitation ranges from 140 to 160 millimeters in the wettest months of June through September. Less than 10 millimetres of precipitation per month occurs during the driest months of December through April. The area is subjected to high intensity precipitation events during the hurricane season. The average temperature in the Mezcala region is 28.9 degrees Celsius.

        The land is leased from Mezcala. No residential structures or dwellings are located near the mill. Some fields located east of the tailings facility are cultivated. Most of the mine workforce live in Mezcala and nearby villages.

        The Nukay district has a reasonably well-developed infrastructure, including hydroelectric power from the Caracol dam on the Balsas River, a network of good roads, communications facilities and regional airports. Potable water is available from local springs and wells. Process water for the Nukay plant is pumped from the nearby Rio de Balsas.

        Mezcala lies at an altitude of 500 metres within the Rio Balsas river valley. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep while the valley bottoms are generally farmed.

History

        Minera Guadalupe S.A. de C.V. ("Minera Guadalupe") purchased the Nukay gold deposit in 1938. Between 1938 and 1940 development of the underground mine occurred but no production was reported during this period. In 1946, Minera Guadalupe resumed development and commenced production after building a 100-tonne per day cyanide agitation leach plant at the village of Mazapa, some distance north of the mine site. The mining operation was closed in 1961. Production during the 15-year period is reported to be about 500,000 tonnes averaging 18 grams per tonne gold.

        In 1983 the claim block was leased to a newly-formed operating company, Minera Nukay. Open pit mining of the Nukay deposit began in January 1984 with waste removal and mining from the upper benches. The mine was developed on five-meter benches with front-end loaders and trucks.

        During 1984 and 1985 ore was processed at a government-owned flotation mill near Mezcala. In 1987 the Nukay mill, a 100-tonne per day cyanide leach Merrill-Crowe operation, was built near Mezcala. The plant was expanded to 350 tonnes per day in 1994 and was expanded again in 1997 to 400 tonnes per day. Production from the La Aguita open pit mine commenced in May 1995. Underground development of the Subida mine began in August 1995; ore production commenced in August 1996. Development of the Independencia deposit was initiated in 2001.

Geological Setting

        The Nukay mines neighbours the Los Filos Project, and is located in the Morelos-Guerrero Basin in southern Mexico. For further details regarding the geological setting and regional geology, see "Narrative Description of the Business — Los Filos Project, Mexico — Geological Setting".

Exploration

        The Nukay District Property has been extensively explored since 1993.

Drilling and Sampling

        Most of the exploration activity and expenditures on the Nukay property to date have been related to drilling. A breakdown of the drilling by zone is shown below. The total metreage includes both RC and core drilling with the bulk being RC drilling. All drilling operations are performed by outside contractors employing conventional truck-mounted rotary reverse-circulation equipment and skid-mounted diamond drills with NQ and HQ wireline equipment. Drill cuttings are collected at 1.52 metre (5 foot) intervals and split to 300 grams on the property. Splits are then shipped to either ALS Chemex in Guadalajara or San Luis Potosi for preparation and assaying. At least one split is stored on the property for future reference. Cuttings are visually logged by experienced geologists at the drillsite. Composites of drill cuttings are sometimes collected for metallurgical testing.

        Diamond drill core is also logged on-site and sections are selected for assaying based on lithology and alteration, split in half at selected intervals, bagged and shipped to the laboratory.

Summary of Drilling to December 31, 2003

			Cumulative
Zone or Deposit	No. of Holes
		Metres	Holes	Metres
Nukay	49	7,398	49	7,398
La Aguita	55	8,051	104	15,449
La Subida	26	3,952	130	19,401
Nukay Poniente	14	1,653	144	21,054
Nukay Profundidad	1	350	145	21,404
Don Diego	10	1,718	155	23,122
Diego Sur	4	959	159	24,081
Conchita	10	2,235	169	26,316

Assaying

        Samples of drill cuttings and drill core are prepared and assayed by standard procedures at both the Chemex facilities.

        Approximately 2.5% of the splits from the exploration core samples are routinely re-assayed to confirm initial results and, if the check assays are at variance with the original assay, a second split sample is assayed.

Mineral Reserves and Mineral Resources

        With the recent acquisition of the Nukay mines by Wheaton, December 31, 2003 Mineral Reserves and Mineral Resources have been calculated by subtracting 2003 production totals from the December 31, 2002 Mineral Reserve and Resource estimate, completed by David R. Budinsky, P.Geo. of Orcan Mineral Consultants.

        The following table sets forth the estimated Mineral Reserves for the Nukay mines as at December 31, 2003:

Proven and Probable Ore/Mineral Reserves(1)(2)(3)

Deposit	Category	Tonnes	Gold (grams per tonne)	Gold (ounces)
Nukay	Proven	500,000	3.62	58,000
	Probable	390,000	3.65	45,000

	Proven+
	Probable	890,000	3.63	103,000

La Aguita	Proven	250,000	3.13	25,000
	Probable	210,000	3.40	23,000

	Proven+
	Probable	460,000	3.25	48,000

La Subida	Proven	30,000	8.45	7,000
	Probable	40,000	6.26	8,000

	Proven +
	Probable	70,000	7.18	15,000

Independencia	Proven	100,000	6.45	20,000
	Probable	90,000	6.59	20,000

	Proven +
	Probable	190,000	6.52	40,000

Total — Nukay Mines	Proven	880,000	3.94	111,000
	Probable	720,000	4.09	95,000

	Proven +
	Probable	1,600,000	4.01	206,000

(1)
All Mineral Reserves have been calculated as of December 31, 2003, in accordance with the CIM Standards.

(2)
The Mineral Reserves for the Nukay mines set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants and updated by Randy V.J. Smallwood, P.Eng., each of whom are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(3)
A grade cut-off of 1.0 grams of gold per tonne was applied to the Nukay and La Aguita Mineral Reserves. A grade cut-off of 3.0 grams of gold per tonne was applied to the La Subida and Independencia Mineral Reserves. This cut-off is based on a $325 per ounce of gold valuation.

        The following table sets forth the estimated Mineral Resources for the Nukay mines as at December 31, 2003:

Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(excluding Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes	Gold (grams per tonne)	Gold (ounces)
Nukay	Indicated	270,000	4.42	38,000
La Aguita	Indicated	870,000	3.65	102,000
	Inferred	200,000	3.6	20,000
La Subida	Indicated	180,000	5.36	30,000
	Inferred	200,000	5.5	30,000
Independencia	Indicated	480,000	6.28	97,000
	Inferred	200,000	5.9	40,000
Diego Sur	Indicated	160,000	7.46	38,000
West Nukay	Indicated	310,000	4.91	49,000
Deep Nukay	Inferred	100,000	10.2	30,000
North Conchita	Inferred	2,000,000	1.6	100,000
Total	Indicated	2,260,000	4.34	316,000

	Inferred	2,600,000	2.5	210,000

(1)
All Mineral Resources have been calculated as of December 31, 2003, and are the same as reported as of December 31, 2002. With no exploration activity during 2003 on these Mineral Resources, there was no new information available to update these Mineral Resources.

(2)
The Mineral Resources for the Nukay mines set out in the table above have been estimated by David R. Budinski, P.Geo. at Orcan Mineral Consultants. The entire process was reviewed by Randy V.J. Smallwood, P.Eng. of Wheaton. Both Randy V.J. Smallwood, P.Eng. and David R. Budinsky, P.Geo. are qualified persons under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards.

(3)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(4)
Cut-off gold grades for each of the deposits in the table above are as follows: Nukay — 1.0; La Aguita — 1.0; La Subida — 3.0; Independencia — 3.0; Diego Sur — 3.0; West Nukay — 3.0; Deep Nukay — 3.0; and North Conchita — 0.75.

Mining Operations

        Mining of the Nukay and La Aguita deposits is by conventional open-pit mining methods utilizing front-end loaders and trucks. Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop. Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.

        Mine production during 2003 was 134,299 tonnes at 3.75 grams of gold per tonne. Total gold production was during 2003 was 13,946 ounces of gold.

Milling Operations

        The Nukay mill uses the cyanide process and Merrill Crowe precipitation. Run-of-mine ore is fed to a three-stage closed circuit crushing plant. Crushed ore is fed to two ball mills via two storage bins. Sodium cyanide solution is added to the ball mills. The milled ore is sent to a classifier where the pulp is separated from the pregnant solution. The pregnant solution is sent to filters and then to the Merrill Crowe precipitation unit. The precipitate is melted in a crucible to produce doré.

        Historically the recovery of gold at the plant has been over 90%; however, in 2000, the recovery dropped due to higher concentrations of silver in the ore from the underground mines and copper associated with the gold in the Aguita mine. Gold recoveries during 2003 averaged slightly higher than 86%.

        The tailings facility is comprised of four ring dike cells. Deposition is rotated between cells to allow tailings in the cells that have reached capacity to dry. Dried tailings are purchased by cement companies, which excavate and haul the tailings from the dry cells to local cement plants.

Environmental Upgrades

        In July 2003 a joint environmental due diligence of the Nukay mines and mill was conducted by SRK and Luismin. A geotechnical review of the tailings facility was conducted by Knight Piesold during Wheaton's due diligence of the Nukay mines.

        Numerous environmental concerns were identified including overtopping of the tailings cells, improper discharge of process solutions containing high copper concentrations to site soils, improper disposal of small quantities or hazardous wastes, and permit deficiencies and irregularities. The hazardous waste has since been cleaned up and sent to a permitted hazardous waste facility in Mexico. An independent environmental audit is scheduled for May 2004 to identify all permit deficiencies and an action plan will be prepared for bringing the operations into compliance.

        Short term solutions for tailings spills and process solution discharges have been implemented while long term solutions are being investigated. Short term solutions include construction of a contingency cell for tailings spills, improvements in solution pumping facilities, and ore control to reduce the concentration of copper in the ore.

Amapari Project, Brazil

Property Description and Location

        The Amapari Project is located in Amapa State in northern Brazil, approximately 200 kilometres northwest of the state capital of Macapa (population of approximately 300,000), a port city on the north bank of the Amazon River estuary. The Amapari Project consists of an undeveloped, potential open-pit and underground operation.

        Mineral title in Brazil is controlled and guided by principles embodied in the Federal Constitution and by the Brazilian Mining Code, as amended. Constitutional Amendment Number 6 of August, 1995 removed previous restrictions on foreign ownership control of mineral resources.

        The Federal Constitution of 1988 vests ownership of the mineral resources of the country in the Brazilian Federal State. It encompasses the principle of separation of ownership of the surface rights and sub-surface mineral rights. The Mining Code covers all aspects of claiming and holding mineral rights. It is administered by the National Department of Mineral Production ("Departmento Nacional de Producao Mineral", or DNPM).

        The Amapari Project property covers approximately 241,000 hectares comprising a series of mostly contiguous claim blocks and a Mining Concession application. Until recently, the property was vested in the name of Mineracao Itajobi Ltda. ("Itajobi"), a wholly-owned subsidiary of AngloGold South America, part of the international AngloGold/Anglo American mining group. The claims were held by four entities, namely Mineracao Itajobi Ltda. (54,043 hectares), AngloGold Brazil Ltda. (47,769 hectares), Mineracao Dorica Ltda. (65,406 hectares), and Mineracao Serra Da Canga Ltda. (73,801 hectares), plus the Mining Concession application area in the name of Mineracao Itajobi Ltda. (3,971 hectares). The Mineracao Serra Da Canga Ltda. block is held by a joint venture owned 70% by Mineracao Morro Velho Ltda., another wholly-owned subsidiary of AngloGold South America, and 30% by a third party, Mineracao Vale Dos Reis Ltda. None of the estimated Mineral Resources for the Amapari Project are located on the joint venture block of claims (Mineracao Serra Da Canga).

        By agreement dated May 21, 2003 all rights and responsibilities in the Amapari property held by AngloGold and its subsidiaries were transferred to Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), a wholly-owned subsidiary of EBX. On January 9, 2004, 100% ownership of MPBA was acquired by Wheaton.

        Although there are various conditions and requirements attached to the holding of mineral claims at various stages, the work on the Amapari Project has progressed to the stage where mineral resources have been delineated and feasibility studies have been completed, leading to an application (by Itajobi/AngloGold) for a Mining Concession over an area covering the mineral resources and adjacent areas necessary for a mining operation. Granting of the Mining Concession involves environmental licencing, a procedure carried out by the State Agency for the Environment. The process comprises three licencing steps: (1) Preliminary Licence ("LP"); (2) Installation (Construction) Licence ("LI");and (3) Operational Licence ("LO").

        The LP was issued October 23, 2002 and the LI was issued on August 29, 2003. The LI permits the immediate construction of the mine and plant site, and is the last requirement imposed by the DNPM for granting the Mining Concession. The LO can only be applied for at the end of the mine construction and is the licence that will permit production at commercial scale to commence.

        While the area covered by the Mining Concession (3,971.42 hectares) has not been legally surveyed, such concessions are defined in terms of the coordinate system in place in Brazil and are, therefore, fixed geographically.

        Surface rights covering the Mining Concession are held by the federal government of Brazil. The administration of the Mining Concession area, was previously transferred within the Federal Government administration to INCRA (Instituto Nacional de Reforma Agraria) — the National Institute for Colonization and Agrarian Reform, for the purposes of being included in the National Agrarian Reform Program. As the result of applications from Itajobi and MPBA, INCRA's regional office (Amapa) issued on August 22, 2003 a final report confirming that the area, in fact, is not suitable for agriculture, and should likewise be excluded from the National Agrarian Reform Program. The matter has been submitted to the INCRA central administration office in Brasilia and, as soon as the report is confirmed, the area will be transferred back to the SPU (Secretaria do Patrimonio da Uniao) — Federal Real Estate Office. The use of the area covering the Mining Concession, then, should be secured by application to the SPU under the appropriate Occupation Licence. The Occupation Licence should be granted as a matter of course and Wheaton believes there are no grounds for opposition.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        Macapa is served by scheduled airline service, mainly via the city of Belem in Para State. From Macapa, about 100 kilometres of paved road, followed by a similar length of unpaved road, runs to the town of Pedra Branca do Amapari (population 4,000), 180 kilometres from Macapa, and to Serra do Navio (population 3,300), about 15 kilometres from the project site. Serra do Navio is, essentially, a mining town established in the 1950s when manganese mining commenced nearby. A heavy duty railway was built to connect the area with the port of Porto Santana, near Macapa. Although the manganese operation was shut down in 1998, the railway continues to operate on a low-key basis. The local towns have been well maintained and much of the mining work force has remained. Electrical power is supplied by the federal government-owned public utility Eletronorte.

        The project site is one of gentle hilly relief, between 200 and 300 metres above sea level. The project is just north of the equator and the climate is tropical, that is, warm and humid. The rainy season is year-round, with about 75% falling in the first six months of the year. Annual rainfall averages 2,350 millimetres. Average annual temperature is 30 degrees Celsius. Except in areas of human habitation, the ground is covered by dense tropical forest.

        The area of the Mining Concession applied for is sufficient for the open-pit and underground operations designed on the known mineral resources, including areas for heap leach pads and waste rock disposal.

History

        Manganese was discovered in the region shortly after the second world war and this led to the establishment of a major mining operation at Serra do Navio in the 1950s by Industria e Comerciode Minerios S/A (ICOMI) and Bethlehem Steel.

        Exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970s, resulting in the location of base metal and gold geochemical soil anomalies and the finding of garimpeiro alluvial gold workings. Exploration ceased in 1978 with the departure of ICOMI from the joint venture.

        A re-evaluation of the early data in 1992, plus further activities of garimpeiros, led to Anglo American applying for and obtaining claims from DNPM over the area of interest. Field work, based on a model of gold mineralization associated with iron formation, was restarted in 1994. This resulted in the discovery of the mineralized shear zone and the subsequent intensive exploration work which led to the estimation of mineral resources in 1996, subsequently revised in 1998. After the formation of, and transfer of Anglo American's rights to, AngloGold in 1998, further work, particularly an infill drilling campaign in 1999, resulted in the mineral resources being updated in 2001. A feasibility study by AngloGold on the oxide resources was completed in October 2002.

        The property was acquired by EBX in May 2003 (together with senior AngloGold staff employed on the project). EBX carried out a feasibility study based on the AngloGold feasibility study for the oxide mineral resources and produced a pre-feasibility study for the mining of the sulphide mineral resources.

Geological Setting

        The Amapari Project area is located within the Guyana Craton in what has been described as the Maroni-Itacaiunas Mobile Belt, a tectonic unit running from Venezuela through the Guyanas into Amapa and Para States.

        The western part of the project area (about 25% of the property) is underlain by basement gneiss. The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group. The metasediments are similar to what has been named the Serra do Navio Formation in the nearby manganese mining area. These units are intruded by granitic pegmatites, diabase dykes and gabbro.

        The gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation. This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of banded iron formations ("BIF"). The chemical sedimentary unit is overlain by amphibole and quartz-amphibole schist that, in turn, grade into mica schist and muscovite quartzite. A north-south shear zone appears to have acted as a conduit for gold-bearing hydrothermal fluids resulting in gold mineralization to various degrees in all the reactive rocks, particularly the BIF.

Exploration

        Initial exploration activities in the 1970s produced strong lead-zinc soil geochemical anomalies in the Amapari area where a BIF outcrop was found in the vicinity of garimpeiro workings. Exploration work was suspended in 1978, recommenced in 1994 and was discontinued in 2001. This exploration effort comprised broad-scale investigations such as geological mapping, geochemical and geophysical surveys, leading to the discovery of the mineralized shear zone in 1994. This was followed by intensive investigation of the mineralized zone, consisting primarily of RC drilling, auger drilling and diamond drilling.

        The Amapari Project comprises almost a quarter million hectares around the known mineral resources and mineral reserves. Much of this area, extensively covered by heavy tropical vegetation, remains essentially unexplored in any detail. Wheaton has planned an aggressive campaign to expand mineral resources and has identified exploration targets it believes will extend the mine life.

Deposit Geology and Mineralization

        Mineralized zones found indicate high-temperature hydrothermal activity with skarn-type characteristics. Such mineralization has been found, to various degrees, in all of the reactive rocks in the area, particularly the BIF. Designating some of the mineralization as skarn, at least in part, is based on the textures and the presence of mineral assemblages such as garnet, diopside-hedenbergite, actinolite, epidote, hornblende, vesuvianite and apatite with indications of a temperature of formation above 474 degrees Celsius, plus the presence of minor copper-lead-zinc.

        Gold and other metals were carried by metasomatic fluids through channels resulting from shearing and faulting. The presence of pegmatites indicates a possible granitic intrusion at depth as the source of the mineralizing fluids.

        Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulphide mineralization.

        The locus for the mineralization on the property comprising the Amapari Project is a north-south shear zone exhibiting intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite. The alteration is most intense in BIF, followed by amphibolite, carbonate schist and calc-silicate rocks. The presence of superimposed foliation, brecciation and silicification indicates some remobilization of the auriferous mineralization.

        The mineralization occurs in a series of deposits over a 7 kilometre strike length of the shear zone along a north-south line of topographic ridges. These deposits have been named Urucum in the northern part of the zone and Tapereba in the southern part. Higher grades are associated with the more intensely hydrothermally-altered rocks. The mineralization may be classified as primary sulphide mineralization and oxide mineralization derived from the primary sulphides.

Sulphide Mineralization

        The primary mineralization consists of a series of sulphide-bearing lenses striking north-south to north-northwest-south-southeast, dipping 75 to 90o East, and plunging N10o West, at about 18o at the northern (Urucum) end of the mineralized zone and increasing to 27o at the southern (Tapereba) end. Individual lenses achieve a thickness of several metres. Sulphide content is generally in the range of 5% to 10%. Pyrrhotite and pyrite are the predominant sulphide minerals, pyrrhotite being more prevalent in the Urucum area with pyrite increasing southwards toward Tapereba. Sulphides present in lesser amounts include chalcopyrite, sphalerite, galena, arsenopyrite and marcasite. Sulphides are found also as disseminations and fracture fillings on the margins of the mineralized bodies.

        Gold occurs primarily with the phyrrhotite (Urucum) and the pyrite (Tapereba). Studies show that the gold occurs as free gold, that is, not tied into the crystal lattice of the sulphide minerals (and, hence, easily liberated during processing).

        In the northern Urucum end, the exploration work has outlined two parallel deposits separated by 20 metres to 30 metres. One deposit, consisting of four individual lenses, is located in BIF, while the second deposit, comprising three closely spaced shoots, is hosted by amphibolite and calc-silicate rocks. In the Tapereba zone, two clusters of lenses, separated by 1,350 metres, have been outlined in amphibolite/calc-silicates.

Oxide Mineralization

        Intense tropical weathering, reaching down 100 metres to 130 metres, has caused the formation of saprolite, that is, the in situ oxidation of the primary sulphide mineralization. The saprolite consists mainly of iron oxides and hydroxides, clay and silica. These saprolite bodies follow the strike, dip and plunge of the massive sulphides. As well, extensive blankets of gold-bearing colluvium, up to 10 metres thick and made up of laterite/saprolite fragments in a ferruginous clay-sand mix, overly the saprolite. Together, gold-bearing saprolite and colluvium are referred to as "oxide mineralization".

Drilling

        Drilling on the project was carried out in two major campaigns, an initial campaign between 1995 and 1998 and a subsequent in-fill drilling campaign in 1999.

        The initial drilling program comprised RC, diamond drilling and auger drilling. The majority of the drilling of the oxide mineralization was by means of RC, while a program of auger drilling was carried out in an investigation of the mineralized colluvium. A diamond drilling program investigated the primary sulphide mineralization, as well as the overlying oxide mineralization. The initial drilling program (1995-98) was done by contractors, SETA Servicos Tecnicos Minerais Ltda, GeoService Ltda and Servsonda Ltda. The later in-fill drilling campaign (1999) was carried out by Diana Drill Ltda.

        RC drill holes were laid out on sections 100 metres apart across geochemically anomalous zones, with holes drilled at 40 metres intervals along these sections. Subsequently, an in-fill RC drill program was completed to produce an overall section line spacing of 50 metres. Samples were taken every metre. With the mineralized zones typically dipping about 60 degrees East, and the holes angled at 60 degrees West, the true thickness of a one-metre sample is about 85 centimetres. For more steeply angled holes, the true thickness would be proportionately less. A total of 38,199 metres of RC drilling was completed in 659 holes.

        The objective of the diamond drilling program was to investigate both the saprolite mineralization and the sulphide mineralization below it. However, the hole locations were laid out such that the program also served as an in-fill drilling program for the oxide mineralization defined by the RC drilling pattern. In general, the diamond drill sections were spaced 100 metres apart. Diamond drilling was also used to check the accuracy of RC holes, as twin holes. A total of 63,553 metres of diamond drilling was completed in 377 holes.

        The auger drilling program was carried out primarily to investigate the mineralized colluvium immediately above and adjacent to the sub-outcrops of the mineralized shoots and to cover all areas with gold-in-soil geochemical values greater than 100 parts per billion. Holes were vertical and usually less than 10 metres deep. Samples were taken for every 1 metre of penetration. The auger grid spacing was 50 metres by 40 metres. A total of 7,533 metres of auger drilling was completed in 887 holes.

Sampling and Analysis

        Sampling at the Amapari Project advanced from early regional exploration activities which led to the identification of mineralization, through RC, auger and diamond drilling on which the mineral resource estimation is based, to sampling for pilot plant metallurgical testing for determining processing parameters to be considered in a feasibility study. Geochemical sampling, RC drilling sampling, diamond drilling core sampling, auger drilling sampling and channel sampling were completed on the Amapari Project in accordance with standard industry practice.

        All regular samples from the project during the initial exploration and drilling campaign (1995-98) were sent to the NOMOS Laboratory in Rio de Janeiro or to the MMV Laboratory in Nova Lima for analysis. Soil samples were dried and screened to minus 80 mesh for analysis. Other samples were crushed and ground and homogenized to appropriate standards in preparation for assaying. NOMOS, a Brazilian laboratory utilized by numerous mining companies, is certified by the Conselho Regional de Quimica do Rio de Janeiro. MMV Laboratory is a division of Anglo American's "Mineracao Morro Velho" gold mine, specialized in gold analysis in ore and exploration sampling.

        For the second, or in-fill, drilling campaign in 1999, all samples were analysed at Lakefield Geosol Ltda. (part of the international SGS Lakefield Research group) in Belo Horizonte, Minas Gerais province. Lakefield Geosol is an ISO9002 certified facility, specializing in the minerals industry.

        Other than for geochemical samples, all gold determinations were carried out by standard fire assay procedures. A 50 gram fraction of sample was mixed with flux and smelted at 1,200 degrees Celsius, with the gold collected by lead oxide. The prill obtained was dissolved in aqua regia with the gold content being determined by atomic absorption. This analytical procedure had a detection limit of 10 parts of gold per billion for rock and core and 1 part of gold per billion for soils.

        For base metal determinations, a 2 gram sample was digested in hot aqua regia, neutralized with 40 millimetres of ammonium acetate, and analyzed for copper, zinc, lead, nickel, cobalt and chromium by atomic absorption. Arsenic was determined colorimetrically. Detection limits for the procedure were 1 part per million, except for chromium which was 10 parts per million and arsenic which was 5 parts per million.

Quality Control and Data Verification

        At the NOMOS laboratory, internal quality control was carried out by means of standards and blanks. To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one quartz) were added, bringing each batch to 50 analyses. By this means, the accuracy of the analytical procedures were determined by the standard samples; the reagent blank measures any reagent contamination and the quartz blank determines the extent, if any, of contamination during the sample preparation process. At least 30% of the samples of varying grades in each group were subjected to repeat analysis.

        In 1995-98, during the initial drilling campaign, the Amapari Project operators included blind duplicate samples as an independent external check on the NOMOS laboratory. In every batch of 30 RC samples, one was repeated. The results of the duplicate assays on the pairs of samples agreed satisfactorily to Micon.

        Also during this period, duplicate samples were sent to both NOMOS and to Mineração Morro Velho ("MMV"), Anglo American's operating mining company in Brazil. The results showed agreement between the two laboratories.

        For the in-fill drilling program of 1999, AngloGold used Lakefield Geosol in Belo Horizonte, Brazil for sample analysis. As part of its quality control program, AngloGold, in 1999-2000, carried out an inter-laboratory test comprising a series of standards and 16 Amapari Project samples sent to eight different laboratories. The results showed that the Lakefield Geosol results were acceptable. However, the results also showed that the NOMOS and MMV laboratories, used as the prime laboratory and the check laboratory, respectively, during the earlier drilling campaign, were biased high. As a check on the earlier results, AngloGold submitted 592 of the old samples to Lakefield Geosol for analysis.

        The results confirmed that a high bias existed in the original NOMOS and MMV assay data. An analysis of the results showed that the bias was irrespective as to sample type, that is, RC, diamond core, auger or channel. However, the overall bias was strongly influenced by a few obviously erratic results (wrong sample picked up, incorrect labelling, etc.). After removal of these erratic samples, it was established that the NOMOS and MMV bias was restricted to higher grade samples, that is, above 10 grams of gold per tonne. Accordingly, a corrective formula was devised to apply to the old NOMOS and MMV data. This resulted in a very small decrease in the grade of the oxide composites.

        The Lakefield Geosol data used in the NOMOS and MMV tests were subjected to outside testing by sending 58 of the 592 samples to ALS Chemex S.A. for re-assay in 2001 which confirmed the Lakefield results.

        For sulphide mineralization, there was agreement between the results obtained by NOMOS and MMV, but, as far as Micon can determine, these results were not subjected to the outside laboratory testing described above for the oxide mineralization. However, Micon is of the opinion that there is a high degree of confidence to the results because MMV is an operating company well-experienced in the assaying of sulphide gold ores.

Mineral Reserves and Mineral Resources

        Mineral Reserves and Mineral Resources are estimated using the JORC Code. See "Technical Information — Summary of Ore/Mineral Reserves and Mineral Resources — JORC Code Definitions" for JORC Code definitions.

        Because of their distinct characteristics resulting in two very different mining and recovery processes and different economic parameters, the mineral resources and mineral reserves are divided into two categories, namely "oxide" (saprolite plus colluvium) and "sulphide".

        All Mineral Resources and Mineral Reserves are located in the concession block for which a mining concession has been applied for by MPBA.

Oxide Mineral Resources and Mineral Reserves

Oxide Mineral Resources

        For Mineral Resource determination, with the objective of potential open-pit extraction, the mineralized bodies were grouped into three main deposits: Tapereba ABC, Tapereba D and Urucum.

        The following tables set forth the estimated oxide Mineral Resources for the Amapari Project as at January 9, 2004:

Oxide Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(including Oxide Proven and Probable Mineral Reserves)

Deposit	Category	Tonnes	Grade	Contained Gold
		(000s)	(grams per tonne)	(ounces)
Tapereba ABC (Colluvium)	Measured	3,320	1.40	150,000
	Indicated	2,340	0.84	63,000
	Measured + Indicated	5,660	1.17	213,000
	Inferred	150	0.4	2,000
Tapereba D (Colluvium)	Measured	70	1.43	3,000
	Indicated	270	1.15	10,000
	Measured + Indicated	340	1.21	13,000
	Inferred	150	1.1	5,000
Urucum (Colluvium)	Measured	770	1.16	29,000
	Indicated	2,080	1.00	67,000
	Measured + Indicated	2,850	1.04	96,000
	Inferred	—	0.9	—
Tapereba ABC (Saprolite)	Measured	1,000	2.66	86,000
	Indicated	4,680	2.27	342,000
	Measured + Indicated	5,680	2.34	427,000
	Inferred	2,840	2.6	235,000
Tapereba D (Saprolite)	Measured	60	4.09	8,000
	Indicated	420	2.83	38,000
	Measured + Indicated	480	2.99	47,000
	Inferred	30	2.7	3,000
Urucum (Saprolite)	Measured	160	2.28	12,000
	Indicated	1,250	1.99	80,000
	Measured + Indicated	1,410	2.02	92,000
	Inferred	810	1.8	48,000
Total	Measured	5,390	1.66	287,000
	Indicated	11,050	1.69	600,000

	Measured + Indicated	16,440	1.68	888,000

	Inferred	4,030	2.2	292,000

(1)
The oxide Mineral Resources reviewed by Micon were estimated in-house by the Technical Services Department of AngloGold South America in 2001. Previous Mineral Resource estimations were carried out by Minorco (a predecessor of AngloGold) in 1996, revised in 1998, and by AngloGold in 1999 (prior to the 1999 drilling campaign). Mineral Resources are classified according to JORC Code, which in the opinion of Micon, is in all material respects equivalent to the resource classifications defined in the CIM Standards.

(2)
As the mineralization crosses lithological boundaries, the Mineral Resources could not be demarcated by rock type, so a gold cut-off value was used to define the deposits. Mineral Resource estimation was carried out by means of ordinary kriging using separate parameters for the three deposits, Tapereba ABC, Tapereba D and Urucum. For saprolite mineralization, the cut-off grade was 0.4 grams of gold per tonne; for colluvium the cut-off grade was 0.25 grams of gold per tonne.

(3)
Derived numbers may not compute exactly due to rounding.

Oxide Mineral Reserves

        The oxide Mineral Reserves reviewed by Micon formed the basis for an in-house feasibility study by AngloGold, dated October, 2002, based on a series of open-pits and heap leach processing. All technical parameters and cost data used in the estimation of Mineral Reserves were derived by AngloGold. The pit optimization and design were not changed in the revised feasibility study.

        The following table sets forth the estimated oxide Mineral Reserves for the Amapari Project as at January 9, 2004:

Oxide Mineral Reserves(1)(2)(3)

Category	Tonnes	Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)
Proven	3,350	2.15	231,000
Probable	6,470	2.12	443,000

Total	9,840	2.13	674,000

(1)
Based on a gold price of $325 per ounce.

(2)
Mineral Reserves are categorized according to JORC Code which in the opinion of Micon, is in all material respects, equivalent to the reserve categories defined by the CIM Standards.

(3)
Mineral Reserves were calculated after allowing for 0.5 metres of lateral dilution for saprolite and 0.3 metres at vertical dilution for colluvium.

Sulphide Mineral Resources and Mineral Reserves

        The sulphide Mineral Reserves and Mineral Resources encompass the mineralized material identified below the zone of oxidized mineralization.

        Based on an initial assessment of the data, it was concluded that the Urucum area contained mineral resources that, in part, satisfied the criteria for indicated mineral resources and, in part, inferred mineral resources, while the density of data in the Tapereba area could only support the estimation of inferred resources.

        Urucum:    The Urucum area hosts two well-defined, parallel, steeply-dipping tabular sulphide deposits, generally separated by 25 m to 30 m, named Urucum 1 and 2, plus at least one other lesser shoot. Of the 160 composited intercepts that define the mineralization, 86 (64 diamond drill, 22 RC) meet the minimum cut-off criteria previously established (3 g/t Au, 2 m-thickness). Geological interpretation shows that 81 intercepts are in Urucum 1 and 2 and five intercepts represent an ill-defined third parallel body not considered for resource estimation at this stage. Based on the geologist's judgement, the deposit outlines included a few points not meeting the grade/thickness cut-off criteria in order to dampen the excessive effect of nearby high grades. Using the composited data, each of the two deposits were outlined on a vertically-projected strike section.

        The sulphide mineral reserves extend from 5 metres beneath the oxidized mineralization level to the minus 200 metres level. This involves a vertical panel of some 360 metres. A "crown pillar" will be left between the overlying weathered rocks and the mineable sulphide ore below. This "crown pillar" is estimated to contain some 111,000 tonnes of the mineral resources. For the remaining material, a mining recovery factor of 90% was applied, to account for additional pillars (vertical and horizontal), plus operational ore loss, compromising further 478,000 tonnes of Indicated Mineral Resources.

        Tapereba:    For the sulphide mineralization underlying the Tapereba ABC oxide resources, 14 composited intercepts meeting the cutoff criteria were derived from 110 samples averaging 6.03 g/t Au. Since only Inferred Mineral Resources could be estimated from the data, the precision required was less than for Urucum, and the 2D modeling approach was not used. Instead, the deposit defined by the 14 intercepts was wireframed and a block model was constructed, using blocks of 20 metres along strike (north-south direction) and 20 metres on vertical. The dimension across strike, equivalent to horizontal thickness, is defined by the wireframe, defining the tonnage of the orebodies after multiplying the volume of the block model by the density estimated for the area. For the variogram model, the Urucum model was adopted. Ordinary kriging was used to estimate grade.

Sulphide Mineral Resources

        The following table sets forth the estimated sulphide Mineral Resources for the Amapari Project as at January 9, 2004:

Sulphide Mineral Resources(1)(2)
(including Sulphide Mineral Reserves)

Deposit	Category	Tonnes	Grade	Contained Gold
		(000s)	(grams per tonne)	(ounces)
Urucum 1	Indicated	3,750	5.2	622,000
	Inferred	1,590	6.2	317,000
Urucum 2	Indicated	1,150	4.8	179,000
	Inferred	660	7.4	157,000
Tapereba ABC(3)	Indicated	—	—	—
	Inferred	1,170	5.9	222,000
Total	Indicated	4,900	5.1	801,000

	Inferred	3,420	6.3	696,000

(1)
Based on a cut-off grade of 3 grams of gold per tonne.

(2)
Mineral Resources were classified in accordance with the JORC Code, which in the opinion of Micon is in all material respects equivalent to the resource classification defined by the CIM Standards.

(3)
Tapereba ABC includes Tapereba AB1, Tapereba AB2, Taperaba AB3, Tapereba C1 and Tapereba C2.

Sulphide Mineral Reserves

        The following table sets forth the estimated sulphide Mineral Reserves for the Amapari Project as at January 9, 2004:

Sulphide Probable Mineral Reserves(1)(2)(3)(4)

Deposit	Tonnes	Grade	Contained Gold
	(000s)	(grams per tonne)	(ounces)
Urucum 1	3,800	4.58	560,000
Urucum 1	1,140	4.29	158,000

Total	4,940	4.51	718,000

(1)
Mineral Reserves are categorized in accordance with the JORC Code, which in the opinion of Micon is in all material respects equivalent to the mineral reserve categories defined by the CIM Standards.

(2)
To convert the resource grade to reserve grade, a dilution factor of 15%, at a grade of 0.60 grams of gold per tonne, was applied.

(3)
To convert resource tonnes to reserve tonnes, after the addition of 15% dilution and loss of the "crown pillars", a mine recovery factor of 90% was applied.

(4)
Based on a gold price of $325 per ounce.

Mining Operations

        Given the near surface location of the major zones of oxidized mineralization and the local topography, it was decided that initial development of the mineral resource would be by open-pit methods. The exploitation of the oxide mineral resources by open-pit mining and heap leaching of agglomerated crushed ore was evaluated in a July 2003 feasibility study. This study utilizes and updates an earlier feasibility study prepared by AngloGold.

An extension to this feasibility study, in the form of a pre-feasibility study for an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted, has also been prepared. Wheaton intends to carry out a detailed feasibility study after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

        It may be possible to accelerate the development and production phases of the sulphide mineral reserve from those shown in the pre-feasibility study, to increase total annual gold production in the later phases of the Amapari Project, however, there is no assurance that this will occur.

        The combined open-pit and underground operations, recovering oxide and sulphide mineral resources is expected to result in the output of almost 1.5 million ounces of gold over a period of 11 years, with a peak annual production of 188,000 ounces and a sustained output of approximately 135,000 ounces per year during the later years of pit production and during the subsequent period of underground operations. Production from the open-pit is scheduled to commence by the end of 2005, with subsequent output from the underground operations commencing in 2012. Pit optimization will be carried out during 2004.

Proposed Open-Pit Operations

        Using the resource block model, the pit slope recommendations, and the expected operating costs based on the mining and milling methods selected, an open-pit mining plan was designed and the mineral reserve was determined. The method followed the conventional approach using a Whittle4X shell based on a 0.7 grams of gold per tonne cut-off grade at a gold price of $325 per ounce, followed by optimization and final mine design incorporating ramps and benches. The final pit was optimized using only measured and indicated mineral resources in the oxide mineralization.

Proposed Underground Operations

        The sulphide mineral resources are present in three zones. Wheaton plans to access these zones via declines from surface. The declines will traverse some 90 metres to 120 metres of weak saprolite before encountering competent hard rock. In the saprolite, 5.5 metre × 5.5 metre openings, with reinforcement of steel ribs and wire mesh and shotcrete, will be utilized. In the lower, hard rock, 5 metre × 5 metre declines are planned to be driven with only local support on an as-required basis.

        Wheaton currently expects that access to the orebody will be via sub-levels, at 20 metre vertical intervals, from the main ramps in the footwall of the orebody. Ventilation and services are planned via excavations in the hangingwall of the orebody, which Wheaton plans to connect to the main ramp at each sub-level.

        Wheaton intends to use mobile electrical substations that will be moved as the mine deepens. The objective is to concentrate the production in a few producing stopes simultaneously, thus reducing the requirement of equipment and manpower.

Milling Operations and Recoverability

Heap Leach of Oxide Mineralization

        The results of testwork confirmed that conventional heap leaching would provide an economical recovery level on the oxidized mineralization. Tests have indicated that gold recovery approaching 95% could be achieved under test conditions in a 50-day leach period. On this basis, it is anticipated that a 90% gold recovery under normal operating conditions under a 70-day leach cycle is achievable. However, as the percentage of saprolite in the plant feed increases in the latter phases of the mining of the oxide mineralization, it may result in a slower rate of gold recovery from the heaps.

        Heaps are planned at single lifts, each 6 metres high, placed with conventional conveyors and stackers. The ore will be crushed in a two-stage process to minus 40 millimetres before dosing and agglomeration. A typical heap cycle is expected to be 126 days including 70 days leaching, 20 days neutralization, 10 days washing, 10 days drainage and the rest for heap construction and removal to waste. Cyanide consumption is estimated at 0.5 kilograms per tonne. It is planned that there will be a total of 18 pads each with a nominal capacity of 60,000 tonnes. The pregnant solution will then follow the conventional route of adsorption, desorbtion, and electrowinning.

Processing of Sulphide Mineralization

        The metallurgical design for the sulphide mineralization was carried out by Natrontec Ltda., an experienced Brazilian process design and engineering company, based on a limited amount of testwork. In 1995, Minorco carried out three conventional cyanide bottle roll leaching tests, at the Nova Lima Anglo Research Laboratory, on sulphide ore from the Amapari Project. The gold recovery averaged 92.79%, using 0.62 kilograms per tonne of cyanide with a residence time of 14 hours. The average grade was 6.15 grams of gold per tonne.

        In June 2003, EBX carried out, under Natrontec supervision, five additional leaching tests at the NOMOS laboratory in Brazil, using 30 kilograms of sulphide ore obtained from seven mineralized intercepts in diamond drill holes. The average gold recovery was 96.17% using 0.7 kilograms per tonne of cyanide, with a residence time of 7 hours. The average head grade was 4.23 g/t Au. The samples used for the metallurgical testwork were selected from widely spaced locations across the sulphide ore zones.

        From the 86 drilling intervals used in the sulphide mineral resource evaluation, a sample of 7 intervals (8%) was chosen for metallurgical tests. The intervals chosen are representative of the deposit, although the indicated mineral resources are better represented than the inferred mineral resources. Given the limited sample size, a degree of risk exists in the estimates of recovery and flowsheet design. However, since a CIL circuit is proposed, this risk is not considered excessive for this stage of pre-feasibility study. Further testwork is planned for a final feasibility study.

        In June 2003, EBX also carried out two work index tests at the Centro de Tecnologia Mineral-CETEM (a Brazilian Mineral Research Institute). The results of these tests showed an average work index of 12.8 kilowatt hours per tonne.

        Since limited information is available regarding the mineralogical characterization of the sulphide ore, certain assumptions have been made to define the probable distribution of minerals in the mill feed. The chemical analysis of the sulphide ore and the mineralogical characterization of the oxide ore, both obtained from the Minorco testwork, were used. The proportion of stable minerals, such as hematite and magnetite, was maintained, and the proportion of carbonate and sulphide were slightly increased, based on the proportions of these minerals as described in the geological logs. In order to confirm these estimates, a petrology expert has been retained to carry out thin sections studies. The results of this study are pending.

        The main premise of the plant design for the sulphide ore project based on these tests results, is utilization of some of the heap leach process facilities that will be installed for treatment of the oxide ore at the Amapari Project. The plant is designed to process one million tonnes per year of sulphide ore, grading 4.51 grams of gold per tonne, with a recovery of 94%, producing on average 4.2 tonnes of gold (135,000 ounces per year).

        It is assumed that a conventional treatment route will be adopted, comprising primary, secondary and tertiary crushing, grinding via a ball mill, followed by CIL leaching. The milling and classification circuit and CIL leach train will be located adjacent to the future heap leach carbon regeneration, elution and electro-winning facilities of the planned open-pit mine.

        The tailings will initially be deposited in the exhausted open-pits 1 and 2 of the Tapereba D orebody, which are located at less than 800 metres to the east of the plant. These sites are expected to provide a volume of 1.2 million m3 for storage of tailings, also contributing to the topographic restoration of the area. Assuming a density of 1.5 t/m3 for the material, it may be possible to deposit 1.8 million t of material in these sites. The remaining material, around 3.2 million tonnes, are expected to be deposited in a valley, some 500 metres to the south of the metallurgical plant. Both areas will be prepared with leak detection systems and waterproofed with PVC lining. At the outflow point of the dams, the water chemistry will be monitored to avoid release of contaminants to the environment.

Markets and Contracts

        The product transported from the Amapari site will be gold doré bars to be refined by third party refiners. Gold bullion will be sold on international markets.

Environmental and Permitting Considerations

        Brazil has a well established series of procedures in federal, state and local laws and regulations governing environmental and permitting matters. Since the Amapari Project is situated within the Amazon Region, these procedures are generally stronger and more thoroughly scrutinized.

        AngloGold previously made substantial progress towards obtaining all required approvals for the commencement of mining at the Amapari Project. AngloGold and its consultants completed a significant number of environmental studies on the Amapari Project, although most of these studies addressed the environmental considerations associated with the open-pit mining of oxide ore. Studies associated with the underground mining of sulphide ore are less advanced, however Wheaton anticipates that it will be able to complete required studies before underground operating permits are required.

        Comprehensive environmental studies and management plans, including an Environmental Impact Assessment, an Environmental Monitoring Plan, and a Rehabilitation Plan were carried out by AngloGold, and submitted to the State Secretariat for the Environment as part of the licensing process.

        The aim of the environmental management plans is to meet all legislative requirements, minimize any possible environmental impacts and fully recuperate all impacted areas. The environmental management plans include monitoring and implementation of necessary remedial measures in relation to surface water, mine, plant and workshop effluents, air quality and gaseous emissions, noise and vibrations, plus licensing, rehabilitation of degraded areas, storage of residues, sanitation, internal and external auditing, and monitoring and control of impacts in areas adjacent to the project area.

        Enesar conducted an independent environmental assessment of the project in January 2004. Key recommendations include comprehensive geochemical characterization of construction materials and mine and beneficiation wastes, improvements in stormwater management and planning, and improvements in environmental monitoring and management procedures. Environmental Geochemistry International (EGi) has been retained to carry out the geochemical characterization studies.

        The key environmental impacts of the sulphide mining operation relate to the tailings dam and waste dumps. The tailings dam will be designed with a substantial freeboard to reduce the possibility of unplanned overflow of cyanide-bearing solution. Solution will be routinely recycled to the plant, but provision has been made for the incorporation of cyanide destruction facilities in the event that release of excess solution becomes necessary. The dam will be lined with an impermeable PVC liner, and monitoring bores will be installed around the dam. Wheaton has carried out a full review of all environmental issues associated with the oxide development using an internationally recognized consultant. All project concepts were confirmed as acceptable by this group.

Capital Cost Estimates

        Capital cost estimates have been prepared for the establishment of open-pit and heap leaching facilities for the exploitation of the near surface oxide mineral resources, and for the underground mining and CIL processing of the underlying sulphide mineral resources. Allowances are included for infrastructure and engineering, procurement and construction and owner's project management costs. On-going replacement and development costs also are included. Total capital costs, including closure costs, for the open-pit mines and heap leach processing are estimated to be $65.5 million. Total capital costs, including closure costs, for the underground mine and CIL processing facility are estimated to be $75.7 million over the life of the mine.

Taxes

Corporate Income Tax

        Corporations in Brazil are generally subject to income tax at a rate of 25% plus a social contribution tax of 9% of accounting income for a theoretical composite tax rate of 34%. These tax rates are subject to change by the Brazilian legislature. Tax holidays exist to encourage the development of certain regions of the country.

        The State of Amapa is in a Brazilian income tax incentive zone where new projects can apply for a tax holiday in respect of corporate income tax. Accordingly, Wheaton qualifies to receive a 75% tax reduction for a maximum of 10 years on the 25% income tax normally payable on income and non-refundable additives assessed upon profits generated by the Amapari Project. As a result of this tax reduction, the tax rate used in the Amapari

Project cash flow model is 6.25% for the years 2004 to 2013, and 25% (full tax) thereafter. In addition to this incentive, other law is in place to encourage re-investment in the region. This permits the recovery of 30% of the income tax payable for use of expansion or extension of existing projects.

        The gold from the Amapari Project will be sold to external market as a commodity. A tax on financial transactions would only be applicable if the gold is traded as a financial asset.

        As an exporter of gold, the Amapari Project will be exempt from revenue taxes and trade taxes on sales.

State Royalty

        The Amapari Project is subject to a state royalty of 1% of gross revenue, 65% to be paid to the municipality of Pedra Branca do Amapari, 23% to the State Government and 12% to the Federal Government.

Production Estimates

        Metal recoveries are estimated dependent on ore type processed, oxide or sulphide, with an average value for recovery over the life of the mine of 91.8% of in situ gold.

        The proposed facilities at Amapari, for a base case scenario, will produce almost 1.5 million ounces of gold over a period of approximately 11 years, with a maximum annual output of approximately 188,000 ounces, in the second year and an average production of approximately 135,000 ounces per year for the last six years.

Mine Life and Payback

        Utilizing the base case projection, operations at the Amapari Project would commence in 2005 and continue for 11 years until 2015. In the optimistic case, the operations would continue for 14 years, until 2018, although no assurance can be given that production would extend to such time. Payback for the base case is two years.

        Advanced exploration opportunities exist at the Amapari Project which, Wheaton believes, have the potential to significantly extend the life of the operations.

Other Projects

El Limón Gold Deposits, Mexico

        Wheaton holds a 21.2% interest in the El Limón gold deposits (of which 14% is a carried interest) with Teck Cominco owning the remaining 78.8%. Wheaton's interest in El Limón was acquired through the acquisition of Miranda in November 2003. The El Limón project consists of a series of skarn related gold deposits located 15 kilometres north-west of the Los Filos Project.

        To date, the gold deposits in the El Limón area have not been densely drilled and only two deposits have enough data to qualify as a resource. Teck Cominco prepared resource estimates on both the El Limón and Los Guajes deposits in 2003 based on the results from the 2003 and earlier drilling campaigns. In 2003, Teck Cominco completed 1,208 metres of drilling over eight diamond drill holes at El Limón and 2,191 metres of drilling over 15 diamond drill holes at Los Guajes. To date, 45 diamond drill holes have been drilled on El Limón and 37 diamond drill holes and 7 RC drill holes have been completed at Los Guajes.

        The following table sets forth the estimated Mineral Resources for the El Limón gold deposits (100%) as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)

Deposit	Category	Tonnes	Gold	Contained Gold
		(000s)	(grams per tonne)	(ounces) (000s)
El Limón	Inferred	16,500	3.1	1,600
Los Guajes	Inferred	3,500	3.1	360

(1)
All Mineral Resources have been calculated as of December 31, 2003, in accordance with the CIM Standards.

(2)
The Mineral Resources for the El Limón gold deposits set out in the above table have been estimated by Jim Grey, P.Geo. of Teck Cominco and for Los Guajes by Al N. Samis, P.Geo. at Teck Cominco, both of whom are qualified persons under NI 43-101. The Mineral Resources are classified as inferred and are based on the CIM Standards.

(3)
Cut-off grade was 0.7 grams of gold per tonne.

(4)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

        Teck Cominco continues to advance this project, with more drilling on several of the other deposits through the first few months of 2004. Wheaton anticipated continued resource growth through 2004 on El Limón.

Golden Bear Mine

        Wheaton owns the Golden Bear Mine in northwestern British Columbia through its wholly-owned subsidiary, North American Metals Corp. The Golden Bear Mine was a seasonal operation that operated from about April to October annually. All mining was completed at the end of the 2000 operating season. In 2001, 88,943 tonnes of the Kodiak B stockpiled ore grading 8.8 grams of gold per tonne were crushed and stacked, but the main activity was leaching the ore stacked on the Totem Creek pad from the 2001 and previous seasons. The Golden Bear Mine produced 33,711 ounces in 2001, its last year of commercial production. Reclamation activities began in 2000 and should be completed during the summer of 2004 except for the access road. Reclamation consists of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement, sale of mine site equipment and the balance from working capital. Negotiations have been undertaken with the Province of British Columbia to see if the government is willing to assume responsibility for the access road that would relieve Wheaton of further liabilities. Long term monitoring of the local water streams in the area will remain as a Wheaton liability.

DIRECTORS AND OFFICERS

        The following table sets forth the name, municipality of residence, position held with Wheaton, principal occupation and number of Wheaton Shares beneficially owned by each person who is a director and/or an executive officer of Wheaton. The statement as to the Wheaton Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 28, 2004.

Name and Municipality of Residence	Position with Wheaton	Principal Occupation	Number of Wheaton Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Ian W. Telfer(4) West Vancouver, British Columbia	Chairman, Chief Executive Officer and a Director since 2001	Chairman and Chief Executive Officer of Wheaton	340,000(5)
Larry Bell(6) West Vancouver, British Columbia	Director since 2003	Non-Executive Chairman of the British Columbia Hydro and Power Authority	Nil(6)
Frank Giustra(3) West Vancouver, British Columbia	Director since 2001	Chairman of Endeavour Financial Corporation	3,063,800(7)(8)
Douglas Holtby(1)(2) West Vancouver, British Columbia	Director since 2003	President and Chief Executive Officer of Arbutus Road Investments Inc.	250,000(9)
Eduardo Luna(10) Mexico City, Mexico	Executive Vice President and a Director since 2002	Executive Vice President of Wheaton and President of Luismin, S.A. de C.V., a subsidiary of Wheaton	6,700(10)

Antonio Madero(2) Mexico City, Mexico	Director since 2002	Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	Nil(11)
Ian J. McDonald(1)(3)(4) Toronto, Ontario	Director since 1990	Chairman of Glencairn Gold Corporation	253,205(12)(13)
Neil Woodyer(2) London, England	Director since 2001	Managing Director of Endeavour Financial Corporation	Nil(8)(14)
Peter Barnes North Vancouver, British Columbia	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Wheaton	9,700(15)
Russell Barwick Sydney, Australia	Executive Vice President	Executive Vice President of Wheaton	Nil(16)
Paul M. Stein Toronto, Ontario	Secretary	Partner, Cassels Brock & Blackwell LLP (law firm)	105,200(17)

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance and Nominating Committee.

(4)
Member of the Environmental and Safety Committee.

(5)
Mr. Telfer also owns 35,000 Wheaton Warrants and 7,000,000 Wheaton Options.

(6)
Mr. Bell owns 500,000 Wheaton Options.

(7)
Mr. Giustra also owns 300,000 Wheaton Warrants and 1,350,000 Wheaton Options.

(8)
Mr. Woodyer owns 1,350,000 Wheaton Options.

(9)
Mr. Holtby also owns 50,000 Wheaton Warrants and 550,000 Wheaton Options.

(10)
Mr. Luna also owns 831,666 Wheaton Options.

(11)
Mr. Madero owns 1,000,000 Wheaton Options. SANLUIS Corporación, S.A. de C.V. indirectly owns 9,400,000 Wheaton Shares. Mr. Madero is a Director of Wheaton and Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.

(12)
Mr. McDonald also owns 12,500 Wheaton Warrants and 850,000 Wheaton Options.

(13)
Glencairn Gold Corporation owns 65,001 Wheaton Shares and 212,500 Wheaton Warrants. Mr. McDonald is a Director of Wheaton and a Director of Glencairn Gold Corporation.

(14)
Endeavour Mining Capital Corporation, a company managed by Endeavour Financial Corporation, owns 4,400,000 Wheaton Shares and 1,462,500 Wheaton Warrants. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.

(15)
Mr. Barnes also holds 1,050,000 Wheaton Options.

(16)
Mr. Barwick holds 1,350,000 Wheaton Options.

(17)
Mr. Stein also holds 46,250 Wheaton Warrants and 250,000 Wheaton Options.

        Each of the foregoing individuals has held his present principal occupation with the same company set opposite his name for the past five years, except for: Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc., from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc.; Mr. McDonald who, from February 1991 to September 2001, was Chairman and Chief Executive Officer of Wheaton; Mr. Luna who, prior to Wheaton's acquisition of Minas Luismin, S.A. de C.V. in June 2002, was the President of Minas Luismin, S.A. de C.V. for the previous ten years and continued in such position following the acquisition (Luismin, S.A. de C.V. was formed upon the amalgamation of Wheaton River de Mexico, S.A. de C.V. and Minas Luismin, S.A. de C.V. in December 2002); Mr. Bell who, from August 2001 to November 2003, was Chairman and Chief Executive

Officer of the British Columbia Hydro and Power Authority and, from 1987 to 1991, was Chairman of the British Columbia Hydro and Power Authority; Mr. Barnes who, from September 1996 to March 2002 was Chief Financial Officer of Crew Development Corporation and from October 2000 to March 2002 was President and Chief Financial Officer of Crew Development Corporation; and Mr. Barwick who, from July 2000 to October 2001 was Managing Director and Chief Executive Officer of Newcrest Mining Limited and from July 1996 to July 2000 was a Director of Placer Dome Asia Pacific.

        Directors are elected at each annual meeting of Wheaton's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

        As at April 28, 2004, the directors and executive officers of Wheaton, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,028,605 Wheaton Shares, representing approximately 0.7% of the total number of Wheaton Shares outstanding before giving effect to the exercise of Wheaton Options or Wheaton Warrants held by such directors and executive officers.

Corporate Cease Trade Orders or Bankruptcies

        No director, officer, promoter or other member of management of Wheaton is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Ian Telfer who was a Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

Conflicts of Interest

        To the best of Wheaton's knowledge, and other than as disclosed in this Exhibit C and the joint management information circular to which this Exhibit C is attached, there are no known existing or potential conflicts of interest among Wheaton, its promoters, directors, officers or other members of management of Wheaton, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of Wheaton and their duties as a director, officer, promoter or member of management of such other companies. See "Interest of Insiders in Material Transactions" and "Risk Factors — Conflicts of Interest".

        The directors and officers of Wheaton are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Wheaton will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

STATEMENT OF EXECUTIVE COMPENSATION

        The following table provides information for the three financial years ended December 31, 2003 regarding compensation paid to or earned by Wheaton's Chairman and Chief Executive Officer and Wheaton's four most highly compensated executive officers other than the Chairman and Chief Executive Officer as at December 31, 2003 (the "Wheaton Named Executive Officers").

Summary Compensation Table(1)

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)

Ian W. Telfer	2003	428,113	535,111	Nil(4)	6,000,000	Nil
Chairman and Chief Executive Officer	2002	213,321	222,873	Nil(4)	750,000	Nil
	2001	39,222(3)	Nil	Nil(4)	1,000,000	12,551(5)

Peter Barnes	2003	95,136(6)	89,190	Nil(4)	1,350,000	37,817(6)
Executive Vice President and	2002	N/A	N/A	N/A	N/A	N/A
Chief Financial Officer	2001	N/A	N/A	N/A	N/A	N/A

Russell Barwick(7)	2003	341,500(2)(8)	82,035(2)(9)	30,700	1,350,000	N/A
Executive Vice President of Wheaton	2002	N/A	N/A	N/A	N/A	N/A
and President of Wheaton Minerals	2001	N/A	N/A	N/A	N/A	N/A
Asia Pacific Ltd. (Australia)

Eduardo Luna(7)	2003	236,739	97,213	70,595	1,765,000	Nil
Executive Vice President of Wheaton	2002	124,801(10)	45,850(10)	32,263(10)(11)	650,000	Nil
and President of Luismin, S.A. de C.V.	2001	N/A	N/A	N/A	N/A	N/A

Salvador Garcia(7)	2003	145,928	59,153	35,911	275,000	Nil
Vice President, Production of	2002	82,588(10)	29,983(10)	18,797(10)(11)	90,000	Nil
Luismin, S.A. de C.V.	2001	N/A	N/A	N/A	N/A	N/A

Luis Muruato(7)	2003	140,835	57,052	35,261	250,000	Nil
Vice President, Development of	2002	77,201(10)	27,220(10)	18,412(10)(11)	80,000	Nil
Luismin, S.A. de C.V.	2001	N/A	N/A	N/A	N/A	N/A

(1)
All dollar amounts are expressed in United States dollars. The 2003 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.4015 which is the Bank of Canada 2003 average noon rate of exchange. The 2002 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5704 which is the Bank of Canada 2002 average noon rate of exchange. The 2001 dollar amounts are based on the exchange rate for United States dollars to Canadian dollars of US$1.00 to Cdn$1.5935 which is the March 31, 2002 rate of convenience used for Wheaton's 2001 audited consolidated financial statements.

(2)
Mr. Barwick's 2003 salary, bonus and other annual compensation of Australian $453,750, Australian $109,000 and Australian $40,792, respectively, are expressed in United States dollars and are based on the exchange rate for United States dollars to Australian dollars of US$1.00 to Australian $1.3287 which was the Bank of Canada noon rate of exchange on December 31, 2003.

(3)
Mr. Telfer was appointed as Chairman and Chief Executive Officer of Wheaton effective September 28, 2001. This amount represents salary from October 1, 2001 to December 31, 2001.

(4)
The value of perquisites and other personal benefits for each of Messrs. Telfer and Barnes are less than the lesser of Cdn$50,000 and 10% of the total annual salary and bonus and are therefore not disclosed.

(5)
Mr. Telfer was paid $12,551 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of Wheaton.

(6)
Mr. Barnes was appointed as Executive Vice President of Wheaton in February 2003 and as Chief Financial Officer of Wheaton effective July 1, 2003. Salary of $95,136 represents the period from May 1, 2003 to December 31, 2003. All other compensation of $37,817 was paid during the period from February 1, 2003 to April 30, 2003 for consulting fees.

(7)
These salaries were wholly or partially paid by the Subsidiaries.

(8)
Mr. Barwick was appointed as Executive Vice President of Wheaton and President of Wheaton Minerals Asia Pacific Pty Ltd. in February 2003. This amount represents salary from February 1, 2003 to December 31, 2003.

(9)
This amount includes the statutory Australian superannuation in an amount equal to 9% of Mr. Barwick's annual base salary.

(10)
These amounts represent compensation from June 19, 2002, the date of acquisition of Minas Luismin, S.A. de C.V., to December 31, 2002.

(11)
These amounts represent pension plan contributions (see "Luismin Pension Plan" below for details), multiple benefit plan payments, life insurance premiums and allowance for food, car and housing.

Stock Options

        The following table provides details of stock options granted to the Wheaton Named Executive Officers during the financial year ended December 31, 2003 pursuant to Wheaton's 2001 share option plan.

Option Grants During 2003

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date

Ian W. Telfer	1,000,000	15.3%	1.40	1.40	February 27, 2006
	2,500,000	38.1%	1.60	1.60	June 13, 2008
	2,500,000	38.1%	3.25	3.25	November 17, 2008

Peter Barnes	450,000	6.9%	1.40	1.40	February 27, 2006
	400,000	6.1%	1.60	1.60	June 13, 2008
	500,000	7.6%	3.25	3.25	November 17, 2008

Russell Barwick	450,000	6.9%	1.40	1.40	February 27, 2006
	400,000	6.1%	1.60	1.60	June 13, 2008
	500,000	7.6%	3.25	3.25	November 17, 2008

Eduardo Luna	350,000	5.3%	1.40	1.40	February 27, 2006
	800,000	12.2%	1.60	1.60	June 13, 2008
	615,000	9.4%	3.25	3.25	November 17, 2008

Salvador Garcia	45,000	0.7%	1.40	1.40	February 27, 2006
	120,000	1.8%	1.60	1.60	June 13, 2008
	110,000	1.7%	3.25	3.25	November 17, 2008

Luis Muruato	40,000	0.6%	1.40	1.40	February 27, 2006
	110,000	1.7%	1.60	1.60	June 13, 2008
	100,000	1.5%	3.25	3.25	November 17, 2008

(1)
Based on the total number of options granted to employees of Wheaton and its subsidiaries pursuant to the Share Option Plan during the financial year ended December 31, 2003 of 6,555,000.

        The following table provides details regarding stock options exercised by the Wheaton Named Executive Officers during the financial year ended December 31, 2003 and year-end option values.

Aggregated Option Exercises During 2003 and Year-End Option Values

			Unexercised Options at December 31, 2003		Value of Unexercised in-the-money Options at December 31, 2003(1)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Ian W. Telfer	750,000	2,051,593	6,750,000	250,000	9,188,332	524,218

Peter Barnes	200,000	369,543	1,150,000	Nil	1,420,226	Nil

Russell Barwick	Nil	N/A	1,350,000	Nil	1,802,567	Nil

Eduardo Luna	1,583,334	2,721,230	615,000	216,666	295,032	454,321

Salvador Garcia	225,000	330,065	110,000	30,000	52,770	62,906

Luis Muruato	203,334	413,459	100,000	26,666	52,770	55,915

(1)
Calculated using the closing price of the Wheaton Shares on the Toronto Stock Exchange (the "TSX") on December 31, 2003 of Cdn$3.87 less the exercise price of in-the-money stock options. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Wheaton Shares on the date of exercise. The exchange rate for Canadian dollars to United States dollars used is Cdn$1.00 to US$0.7738 or US$1.00 to Cdn$1.2924, being the Bank of Canada noon rate of exchange on December 31, 2003.

Luismin Pension Plan

        Luismin maintains a non-contributory defined benefit pension plan (the "Pension Plan") pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months salary plus Christmas bonus. The normal retirement age under the Pension Plan is 65.

        The following table sets forth the total annual retirement benefits payable under the Pension Plan to participants in the specified remuneration and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)
	15	20	25	30	35

125,000	14,307	17,877	21,446	28,042	28,042

150,000	17,920	22,393	26,866	35,351	35,351

175,000	21,533	26,909	32,285	42,661	42,661

200,000	25,147	31,426	37,705	49,970	49,970

225,000	28,760	35,942	43,125	57,279	57,279

250,000	32,373	40,459	48,544	64,588	64,588

300,000	39,600	49,492	59,385	79,209	79,209

400,000	54,052	67,558	81,064	108,446	108,446

500,000	68,505	85,624	102,743	137,684	137,684

        The above table is applicable to each of Messrs. Luna, Garcia and Muruato. Years of service for each of such Wheaton Named Executive Officers is as follows as at December 31, 2003: Eduardo Luna — 14.6 years; Salvador Garcia — 13.3 years; and Luis Muruato — 16.4 years.

Composition of the Compensation Committee

        The Compensation Committee is composed of three directors of Wheaton who are neither officers nor employees of Wheaton or any of its subsidiaries. At December 31, 2003, the members of the Compensation Committee were: Neil Woodyer (Chairman), Douglas Holtby and Antonio Madero. Mr. Woodyer is Managing Director of Endeavour Financial Corporation ("Endeavour Financial"). See "Interest of Insiders in Material Transactions".

Report on Executive Compensation

        When determining the compensation of Wheaton's executive officers, including the Wheaton Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives critical to the success of Wheaton and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of Wheaton; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following four components:

  (a)
  base salary;

  (b)
  bonus;

  (c)
  long-term incentive in the form of stock options granted in accordance with the Share Option Plan; and

  (d)
  retirement plans.

Base Salary

        The base salary of each particular executive officer is determined by an assessment by the Wheaton Board of Directors of such executive's performance, a consideration of competitive compensation levels in companies similar to Wheaton and a review of the performance of Wheaton as a whole and the role such executive officer played in such corporate performance.

Bonus

        Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance.

Long-Term Incentive

        Wheaton provides a long-term incentive by granting options to executive officers through the Share Option Plan. The options granted permit executives to acquire Wheaton Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in Wheaton over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of Wheaton and its shareholders.

Retirement Plans

        At the option of all Canadian-based employees of Wheaton, including Messrs. Telfer and Barnes, Wheaton matches contributions made by each employee to their respective Registered Retirement Savings Plans to a maximum of Cdn$7,750 per annum.

        Luismin maintains the Pension Plan pursuant to which pensions are paid to eligible officers and employees of Luismin at retirement. Under the Pension Plan, the amount of an individual's pension is based on the last 12 months salary plus Christmas bonus. See "Luismin Pension Plan" above for further details.

Compensation of Chief Executive Officer

        The components of the Chief Executive Officer's compensation are the same as those which apply to the other senior executive officers of Wheaton, namely base salary, bonus and long-term incentives in the form of stock options. These components are set forth in Mr. Telfer's employment agreement and provide for a minimum base salary of Cdn$250,000 per year. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Wheaton Board of Directors with respect to the Chief Executive Officer's compensation. In setting the Chief Executive Officer's salary, the Compensation Committee reviews salaries paid to other senior officers at Wheaton, salaries paid to other chief executive officers in the industry and the Chief Executive Officer's impact on the achievement of Wheaton's objectives for the previous financial year. Effective July 1, 2002, Mr. Telfer's salary was increased from Cdn$250,000 per year to Cdn$420,000 per year and he was granted a cash bonus of Cdn$350,000 in recognition of his contribution to the development of Wheaton and, in particular, the acquisition of Minas Luismin, S.A. de C.V. and the related financing. Effective January 1, 2003, Mr. Telfer's salary was increased from Cdn$420,000 per year to Cdn$600,000 per year and he was granted a cash bonus of Cdn$750,000 in recognition of the acquisition of the Peak Mine and the acquisition of a 37.5% interest in the Alumbrera Mine and the related financings. During the financial year ended December 31, 2003, Mr. Telfer was also granted 6,000,000 stock options under the Share Option Plan (see "Option Grants During 2003" table above for further details).

The foregoing report has been submitted by:	Neil Woodyer (Chairman)
Douglas Holtby
Antonio Madero

Employment Agreements

        Wheaton has entered into employment agreements with Ian W. Telfer as Chairman and Chief Executive Officer, Peter Barnes as Executive Vice President and Chief Financial Officer, Eduardo Luna as Executive Vice President, and Russell Barwick as Executive Vice President. The employment agreements with each of Messrs. Telfer, Luna, Barwick and Barnes provide for severance payments of three years' salary in the case of Messrs. Telfer, Luna and Barwick and two years' salary in the case of Mr. Barnes to be paid to each of such officers if there is a change of control of Wheaton and such officers do not elect in writing to terminate their respective employment within 120 days from the date of such change of control.

        Luismin, a wholly-owned subsidiary of Wheaton, has entered into employment agreements with Salvador Garcia and Luis Muruato. Under Mexican labor laws, Messrs. Garcia and Muruato are entitled to a severance payment of 90 days plus 20 days for each year of seniority in the event that their employment is terminated by Luismin for any reason whatsoever. Mr. Garcia has been employed by Luismin since September 17, 1990 and Mr. Muruato has been employed by Luismin since July 25, 1987.

        Other than as described above, Wheaton and its subsidiaries have no compensatory plans or arrangements with respect to the Wheaton Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with Wheaton and its subsidiaries, from a change of control of Wheaton and its subsidiaries or a change in the Wheaton Named Executive Officers' responsibilities following a change of control.

Compensation of Directors

Standard Compensation Arrangements

        The unrelated directors of Wheaton receive $20,000 per annum, plus $2,000 for each meeting of the Wheaton Board of Directors or committee of the Wheaton Board of Directors attended. During the financial year ended December 31, 2003, total compensation paid to non-executive directors was $118,000 and no other fees were paid to directors of Wheaton for their services in their capacity as directors. During the financial year ended December 31, 2003, Wheaton granted stock options to six non-executive directors to purchase an aggregate of 4,600,000 Wheaton Shares.

Other Arrangements

        None of the directors of Wheaton were compensated in their capacity as a director by Wheaton and its subsidiaries during the financial year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Compensation for Services

        During the financial year ended December 31, 2003, Endeavour Financial received a fee equal to $1,500,000 for financial advisory services in connection with a $50 million term loan and a $25 million revolving credit facility. In addition, Endeavour Financial received an advisory fee of $643,000 in connection with the acquisition of Peak and Alumbrera and $145,000 under the Management Services Agreement. A director of Wheaton, Neil Woodyer, is Managing Director of Endeavour Financial and another director of Wheaton, Frank Giustra, is Chairman of Endeavour Financial. See "Interest of Insiders in Material Transactions".

Performance Graph

        The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Wheaton Shares on December 31, 1998 against the cumulative total shareholder return of the S&P/TSX Composite Index and the TSX Gold and Precious Metals Index for the five most recently completed financial years of Wheaton, assuming the reinvestment of all dividends.

        The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1998 through 2003.

	1998	1999	2000	2001	2002	2003
Wheaton River Minerals Ltd.	100.00	159.26	133.33	229.63	544.44	1,433.33
S&P/TSX Composite Index	100.00	131.71	141.47	123.69	108.30	137.25
TSX Gold and Precious Metals Index	100.00	83.01	74.74	88.4	74.96	132.91

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        Wheaton and the Wheaton Board of Directors recognize the importance of corporate governance to the effective management of Wheaton and to the protection of its employees and shareholders. Wheaton's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of Wheaton are effectively managed so as to enhance shareholder value.

        Wheaton's corporate governance practices have been and continue to be in compliance with applicable Canadian and U.S. requirements. Wheaton continues to monitor developments in Canada and the U.S. with a view to further revising its governance policies and practices, as appropriate.

        Wheaton's disclosure addressing each of the TSX's corporate governance guidelines is attached as Schedule "A" to this Exhibit C. This disclosure statement, including Schedule "A", has been prepared and approved by the Corporate Governance and Nominating Committee of the Wheaton Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        Wheaton has purchased, for the benefit of Wheaton, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of Wheaton or any subsidiary. The following are particulars of such insurance:

  (a)
  the total amount of insurance is $10,000,000 and, subject to the retention referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

  (b)
  the annual premium for the financial year ended December 31, 2003 was $385,000. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

  (c)
  the policy provides for retentions as follows:

  (i)
  with respect to the directors and officers there is no retention applicable; and

  (ii)
  with respect to reimbursement of Wheaton there is a retention of $500,000 per claim in respect of claims alleging a violation of any securities regulation and $150,000 per claim in respect of all other claims.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        The following table provides details regarding the indebtedness of directors, executive officers and senior officers of Wheaton or any of its subsidiaries during the financial year ended December 31, 2003 and as at the date hereof. The aggregate indebtedness to Wheaton or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of Wheaton or any of its subsidiaries as at the date hereof is $59,414.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Wheaton(1)	Largest Amount Outstanding During Financial Year Ended December 31, 2003 ($)	Amount Outstanding as at April 28, 2004 ($)

Eduardo Luna Executive Vice President of Wheaton and President of Luismin, S.A. de C.V.	Lender	48,702(2)	25,067(2)

Salvador Garcia Vice President, Production of Luismin, S.A. de C.V.	Lender	22,471(2)	11,235(2)

Luis Muruato Vice President, Development of Luismin, S.A. de C.V.	Lender	24,718(2)	13,483(2)

(1)
These loans were made by Servicios Administrativos, a subsidiary of Luismin, S.A. de C.V. which is a wholly-owned subsidiary of Wheaton.

(2)
All indebtedness relates to loans to purchase automobiles. The loans are interest-free, repayable on a monthly basis, mature in 2005 and are secured against the automobile purchased with the respective loan.

        Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes Wheaton from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executives does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. Wheaton does not extend credit to any of its current directors or executive officers.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        Other than as described below and elsewhere in this Exhibit C or the joint management information circular to which this Exhibit C is attached, since January 1, 2003, no insider of Wheaton, nominee for election as a director of Wheaton, or any associate or affiliate of an insider or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect Wheaton or any of its subsidiaries.

        In May 2001, Wheaton entered into an agreement (the "Management Services Agreement") with Endeavour Financial pursuant to which Endeavour Financial agreed to assist Wheaton to find and finance acquisitions and mergers for Wheaton. The original agreement was to expire in May 2002, however, it was subsequently extended on a month to month basis. The Management Services Agreement requires Wheaton to pay to Endeavour Financial $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions or financings undertaken by Wheaton. In June 2002, Endeavour Financial received a success fee equal to $1,200,000 in connection with the acquisition of Minas Luismin, S.A. de C.V. In March 2003, Endeavour Financial received a fee of $643,000 for financial advisory services in connection with the private placement of 230,000,000 subscription receipts. In June 2003, Endeavour Financial received a fee of $1,500,000 for financial advisory services in connection with a $50 million term loan and a $25 million revolving credit facility. A director of Wheaton, Neil Woodyer, is Managing Director of Endeavour Financial and another director of Wheaton, Frank Giustra, is Chairman of Endeavour Financial.

        During the financial year ended December 31, 2003, legal fees of $1,647,000 were paid to a firm in which the Secretary of Wheaton is a partner. Legal fees for the financial year ended December 31, 2003 of $43,000 were also paid to firms in which the Secretaries of subsidiary companies are partners. Consulting expenses for the financial year ended December 31, 2003 of $2,288,000 were paid to corporations with directors in common, including amounts paid to Endeavour Financial in 2003 as described above.

        In connection with the Arrangement, Wheaton engaged Endeavour Financial to provide financial advisory services to Wheaton and, upon completion of the Arrangement, Wheaton has agreed to pay a fee of $5,000,000 to Endeavour Financial. A director of Wheaton, Neil Woodyer, is Managing Director of Endeavour Financial and another director of Wheaton, Frank Giustra, is Chairman of Endeavour Financial.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of Wheaton as at December 31, 2003. The table should be read in conjunction with the consolidated financial statements of Wheaton for the financial year ended December 31, 2003, including the notes thereto, and management's discussion and analysis of results of operations and financial condition incorporated by reference in the Circular to which this Exhibit C is attached.

As at December 31, 2003
($ in thousands)
Long-Term Debt	122,423

Common Shares(1)	505,090
Preference Shares	—
Share Purchase Options	877
Contributed Surplus	600
Retained Earnings	49,551

Total Capitalization	678,541

(1)
As at December 31, 2003, an additional 24,470,863 Wheaton Shares were issuable upon exercise of the Wheaton Options and an additional 155,308,119 Wheaton Shares were issuable upon exercise of the Wheaton Warrants.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

        The authorized share capital of Wheaton consists of an unlimited number of Wheaton Shares and an unlimited number of preference shares (the "Preference Shares"), issuable in series. As of April 28, 2004, 568,210,638 Wheaton Shares and no Preference Shares were issued and outstanding.

Wheaton Shares

        The holders of the Wheaton Shares are entitled to receive notice of, attend and vote at any meeting of Wheaton's shareholders, except those meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Wheaton Shares carry one vote per share. The holders of the Wheaton Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Wheaton Board of Directors, out of funds legally available therefore, subject to the preferential rights of any shares ranking prior to the Wheaton Shares. In the event of the liquidation, dissolution or winding-up of Wheaton, the holders of the Wheaton Shares will be entitled to receive on a pro-rata basis all of the assets of Wheaton remaining after payment of all of Wheaton's liabilities, subject to the preferential rights of any shares ranking prior to the Wheaton Shares.

Preference Shares

        The Preference Shares may, at any time or from time to time, be issued in one or more series. The Wheaton Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Wheaton Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Wheaton Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Wheaton.

DIVIDEND RECORD AND POLICY

        Wheaton currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Wheaton Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Wheaton Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the board. Wheaton has not paid any dividends since its incorporation.

SHARE OPTION PLAN

        Wheaton has established a share option plan (the "2001 Share Option Plan") which is designed to advance the interests of Wheaton by encouraging employees, officers, directors and consultants to have equity participation in Wheaton through the acquisition of Wheaton Shares. As at April 28, 2004, there were 23,936,161 Wheaton Shares reserved for issuance upon exercise of options granted under the 2001 Share Option Plan and all other share compensation plans, 22,686,161 under the 2001 Share Option Plan and 1,250,000 outside of the 2001 Share Option Plan, but subject to the same terms as if issued under the 2001 Share Option Plan.

        Options granted under the 2001 Share Option Plan will have an exercise price of not less than the closing price of the Wheaton Shares on the TSX on the trading day immediately preceding the date on which the option is granted and will be exercisable for a period not to exceed ten years. Options granted under the 2001 Share Option Plan are not transferable or assignable. Options granted under the 2001 Share Option Plan terminate: (i) within a period of 30 days after the termination of an optionee's employment, or such longer period as determined by the Wheaton Board of Directors, subject to the restrictions on such determination as set out in the 2001 Share Option Plan; and (ii) within a period after the optionee's death as determined by the Wheaton Board of Directors, subject to the restrictions on such determination as set out in the 2001 Share Option Plan.

LEGAL PROCEEDINGS

        Wheaton is not a party to any pending legal proceedings the outcome of which could have a material adverse affect on Wheaton.

RISK FACTORS

        The operations of Wheaton are speculative due to the high-risk nature of its business which is the acquisition, financing, exploration, development and operation of mining properties. One of Wheaton's mining operations also produces significant amounts of copper. These risk factors could materially affect Wheaton's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to Wheaton.

Exploration, Development and Operating Risk

        Although Wheaton's activities are primarily directed towards mining operations and the development of mineral deposits, its activities also include the exploration for and development of mineral deposits.

        Mining operations generally involve a high degree of risk. Wheaton's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, silver and copper, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

        The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Wheaton or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Wheaton not receiving an adequate return on invested capital.

        There is no certainty that the expenditures made by Wheaton towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Insurance and Uninsured Risks

        Wheaton's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Wheaton's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

        Although Wheaton maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company's operations. Wheaton may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Wheaton or to other companies in the mining industry on acceptable terms. Wheaton might also become subject to liability for pollution or other hazards which may not be insured against or which Wheaton may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Wheaton to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

        All phases of Wheaton's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Wheaton's operations. Environmental hazards may exist on the properties on which Wheaton holds interests which are unknown to Wheaton at present and which have been caused by previous or existing owners or operators of the properties.

        Government approvals and permits are currently, and may in the future be, required in connection with Wheaton's operations. To the extent such approvals are required and not obtained, Wheaton may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Wheaton and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

        Production at certain of Wheaton's mines involves the use of sodium cyanide which is a poison. Should sodium cyanide leak or otherwise be discharged from the containment system then Wheaton may become subject to liability for clean up work that may not be insured. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Wheaton may become subject to liability for hazards that may not be insured against.

Environmental Risks at the Alumbrera Mine

        Despite design considerations at the Alumbrera Mine, an elevated sulphate seepage plume has developed in the natural groundwater downstream of the tailings facility, currently within MAL's concession. A series of pump back wells have been established to capture the seepage, which is characterized by high levels of dissolved calcium and sulphate. It will be necessary to augment the pump back wells over the life of the mine in order to contain the plume within the concession and to provide for monitoring wells for the Vis Vis river. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

        The concentrate pipeline at the Alumbrera Mine crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Although various control structures and monitoring programs have been implemented, any rupture of the pipeline poses an environmental risk from spillage of concentrate.

        Wheaton did not obtain any indemnities from the vendors of its 37.5% interest in the Alumbrera Mine against any potential environmental liabilities that may arise from operations, including, but not limited to, potential liabilities that may arise from the seepage plume or a rupture of the pipeline.

Environmental Risks at the Peak Mine

        Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period through April 2004, except for a one-time noise exceedance in 2002. PGM is progressing toward meeting the ISO 14001 accreditation requirements with its environmental health and safety management system.

        PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Consultants in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

        It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump. Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden. Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

        PGM estimated the future cost for closure to be $5.875 million as at December 31, 2003. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.576 million.

Luismin Tailings Management Risks

        Although the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams, existing tailings containment sites do not comply with World Bank standards. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

        The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and, in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on a single pumping station to elevate the tailings to the containment site. The tailings line crosses the river valley on a newly constructed cable suspension bridge designed with provisions for spill containment in the event of a line failure. Currently, the solution return line is suspended by cable without provision for containment in the event of line failure, however, plans are to relocate the solution return line to the suspended bridge in the near future that will provide containment. The stability review and engineering of a toe berm to stabilize the Tayoltita tailings containment area has been completed and construction of the stabilization berm is scheduled to commence in the immediate future.

        The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and successful efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability but several remediation measures are being taken.

        The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 70 metres above the floor of the canyon. The capacity of the site is exhausted and operation of the San Antonio mill ended in November 2003.

        In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail. In 2002, an independent consultant identified the San Antonio tailing dam integrity as an issue that required immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure required a thorough investigation and remedial action. A geotechnical investigations was completed in 2003 by Luismin that indicated that the current tailings dam stability was marginal. The geotechnical engineering has basically been completed to stabilize the upstream and downstream faces of the tailings containment area and stabilization and closure of the impoundment is scheduled to begin in the near future.

        At the San Martin tailings operation seepage is occurring from the tailings area and cyanide is showing up in groundwater down gradient from the tailings cells. Adjacent lands have been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. A stability review has been undertaken and indicates that current safety factors do not meet appropriate standards. Design work on alternatives to improve stability has been completed. The construction of the stabilization berm is approximately 50% completed and a filtering plant is being designed to dewater future tailings prior to depositing the tailings in the containment area. This measure is designed to improve the stability and increase the future storage capacity of the impoundment as well as eliminate the ground infiltration problem.

        Wheaton will be required to make further capital expenditures to maintain compliance with applicable environmental regulations. To the extent that Luismin's tailings containment sites do not adequately contain tailings and result in pollution to the environment, Wheaton may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. To the extent that Wheaton is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on Wheaton. Should Wheaton be unable to fund fully the cost of remedying an environmental problem, Wheaton may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Wheaton.

        Wheaton did not obtain any indemnities from the vendors of Luismin against any potential environmental liabilities, including, but not limited to, those that may arise from possible failure of the San Antonio tailings dam and seepage occurring from the tailings area at the San Martin operation.

Permitting

        Wheaton's operations in Mexico, Argentina and Australia are subject to receiving and maintaining permits from appropriate governmental authorities. Although Luismin, MAL and PGM currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations. Prior to any development on any of its properties, Wheaton must receive permits from appropriate governmental authorities. There can be no assurance that Wheaton will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Wheaton's operations, financial condition and results of operations.

Business Interruption Risks at the Alumbrera Mine

        The failure or rupture of the pipeline, depending on the location of such occurrence, could result in significant interruption of operations of MAL and could adversely affect Wheaton's financial condition and results of operations.

        The Alumbrera Mine is located in a remote area of Argentina. On average, more than 2,000 people are transported by road and more than 1,200 people are transported by air, to and from the mine site every month. A serious accident involving a bus or plane could result in multiple fatalities. The disruption of these services could also result in significant disruption to the operations of MAL and have an adverse effect on the financial condition and operations of Wheaton.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

        The figures for Ore/Mineral Reserves and Mineral Resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond Wheaton's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold, silver or copper recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

        Fluctuation in gold, silver or copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of Wheaton's ability to extract these Ore/Mineral Reserves, could have a material adverse effect on Wheaton's results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

        Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Wheaton's ten year mine plan for the Luismin mining operations includes approximately 68% of production based on inferred mineral resources. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Need for Additional Ore/Mineral Reserves

        Because mines have limited lives based on proven and probable ore/mineral reserves, Wheaton must continually replace and expand its ore/mineral reserves as its mines produce gold, silver and copper. The life-of-mine estimates included in this annual information form for each of Luismin, the Alumbrera Mine and the Peak Mine may not be correct. Wheaton's ability to maintain or increase its annual production of gold, silver and copper will be dependent in significant part on its ability to bring new mines into production and to expand ore/mineral reserves at existing mines.

        Luismin has an estimated mine life of five years based on proven and probable mineral reserves. Historically, Luismin has sustained operations through the conversion of a high percentage of inferred mineral resources to mineral reserves. The Alumbrera Mine has an estimated mine life of ten years. Wheaton does not anticipate that further exploration at the Alumbrera Mine will result in a material increase to ore reserves. The Peak Mine has an estimated mine life of five years based on current ore reserves.

Land Title

        Although the title to the properties owned and proposed to be acquired by Wheaton were reviewed by or on behalf of Wheaton, no formal title opinions were delivered to Wheaton and, consequently, no assurances can be given that there are no title defects affecting such properties. Title insurance generally is not available, and Wheaton's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Wheaton has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Accordingly, Wheaton's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, Wheaton may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition

        The mining industry is competitive in all of its phases. Wheaton faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than Wheaton. As a result of this competition, Wheaton may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Wheaton's revenues, operations and financial condition could be materially adversely affected.

Additional Capital

        The mining, processing, development and exploration of Wheaton's properties, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Wheaton's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Wheaton. Low gold prices during the five years prior to 2002 adversely affected Wheaton's ability to obtain financing, and low gold, silver and copper prices could have similar effects in the future.

Commodity Prices

        The price of the Wheaton Shares, Wheaton's financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the price of gold, silver and copper. Gold, silver and copper prices fluctuate widely and are affected by numerous factors beyond Wheaton's control such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. The price of gold, silver and copper has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Wheaton's properties to be impracticable. Depending on the price of gold, silver and copper, cash flow from mining operations may not be sufficient and Wheaton could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Wheaton's mining properties is dependent on gold, silver and copper prices that are adequate to make these properties economic.

        Furthermore, reserve calculations and life-of-mine plans using significantly lower gold, silver and copper prices could result in material write-downs of Wheaton's investment in mining properties and increased amortization, reclamation and closure charges.

        In addition to adversely affecting Wheaton's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

        Copper concentrate from the Alumbrera Mine is shipped to smelters in Europe, India, the Far East, Canada and Brazil. Transportation costs of copper concentrate could increase substantially due to an increase in the price of oil or a shortage in the number of vessels available to ship concentrate to smelters.

Commodity Hedging

        Currently Wheaton's policy is not to hedge future metal sales, however, this policy may change in the future. MAL does hedge some metal sales. Hedging of metal sales may require margin activities. Sudden fluctuations in the price of the metal being hedged could result in margin calls that could have an adverse effect on the financial position of Wheaton or MAL.

        There is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Wheaton and MAL from a decline in the price of the metal being hedged, it may also prevent Wheaton and MAL from benefiting fully from price increases.

Exchange Rate Fluctuations

        Exchange rate fluctuations may affect the costs that Wheaton incurs in its operations. Gold, silver and copper is sold in US dollars and Wheaton's costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos, Brazilian reals and Australian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms. From time to time, Wheaton transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Wheaton's financial position.

Government Regulation

        The mining, processing, development and mineral exploration activities of Wheaton are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Wheaton's mining and processing operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Wheaton.

Foreign Operations

        The majority of Wheaton's operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such Wheaton's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization;

renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia Brazil may adversely affect Wheaton's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

        Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on Wheaton's operations or profitability.

Labour and Employment Matters

        While Wheaton has good relations with both its unionized and non-unionized employees, production at the Luismin mining operations and at the Alumbrera and Peak mines is dependant upon the efforts of Wheaton's and MAL's employees. In addition, relations between Wheaton and its employees may be impacted by changes in the scheme of labour relations which may be introduced by the relevant governmental authorities in whose jurisdictions Wheaton carries on business. Adverse changes in such legislation or in the relationship between Wheaton or MAL with its employees may have a material adverse effect on Wheaton's business, results of operations and financial condition.

Economic and Political Instability in Argentina

        The Alumbrera Mine is located in Argentina. There are risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina is experiencing severe economic difficulties including a significant currency devaluation. The operations of MAL may be affected in the foreseeable future by these conditions.

        In response to the political and economic instability in Argentina, in January 2002, the government announced the abandonment of the one to one peg of the Argentina peso to the U.S. dollar. During the economic crisis, Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003, Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owed by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

        There is the risk of political violence and increased social tension in Argentina as a result of the economic crisis and Argentina has experienced increased civil unrest, crime and labour unrest. In addition, the government has also renegotiated or defaulted on contractual arrangements. Roadblocks (piqueterou) by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice. There have been some minor disruptions to access routes near the mine site about one year ago which did not affect the supply of goods to the mine. Although there has not been any recurrence of disruptions in the past several months, there is no assurance that disruptions will not occur in the future which will affect the supply of goods. Civil disruptions could occur if the economic situation in Argentina continues to deteriorate and may significantly disrupt the continuous supply of goods.

        Certain events could have significant political ramifications to MAL in Argentina. In particular, serious environmental incidents such as contamination of groundwater and surface water downstream of the tailings dam due to uncontrolled migration of the sulphate plume of other events which would constitute a major breach of EIR commitments.

        The Alumbrera mining prospects are owned by YMAD, a quasi-governmental mining company, pursuant to an Argentine mining law which granted YMAD such rights. YMAD has granted a mining lease to MAL pursuant to the UTE Agreement (see "Narrative Description of the Business — Alumbrera Mine, Argentina — Property Description and Location" for details regarding the UTE Agreement). Significant political changes in Argentina which impact foreign investment and mining in general, or YMAD or MAL's rights to the Alumbrera mining prospects in particular, could adversely impact MAL's ability to operate the Alumbrera Mine.

        Certain political and economic events such as: (i) the inability of MAL to obtain U.S. dollars in a lawful market of Argentina or to effect the lawful transfer of U.S. dollars to the senior lenders; (ii) acts or failures to act by a government authority in Argentina; and (iii) acts of political violence in Argentina, could have a material adverse effect on MAL's ability to operate the Alumbrera Mine and make payments due to senior lenders and may constitute an event of default under the terms of the security for the senior project debt.

Foreign Subsidiaries

        Wheaton is a holding company that conducts operations through foreign (Mexican, Argentinian, Brazilian, Bermudian, Australian, Cayman Island and Antiguan) subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Wheaton's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Wheaton's valuation and stock price.

Acquisition Strategy

        As part of Wheaton's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, Wheaton may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into Wheaton. Wheaton cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Wheaton's business.

Joint Ventures

        Wheaton holds an indirect 37.5% interest in the Alumbrera Mine, the other 12.5% and 50% interests being held indirectly by Northern Orion, and Xstrata, respectively. Wheaton's interest in the Alumbrera Mine is subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Wheaton's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Wheaton's future cash flows, earnings, results of operations and financial condition: (i) disagreement with joint venture partners on how to develop and operate mines efficiently; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) litigation between joint venture partners regarding joint venture matters.

Market Price of Wheaton Shares

        The Wheaton Shares are listed on the TSX and the AMEX. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Wheaton's share price is also likely to be significantly affected by short-term changes in gold, silver or copper prices or in its financial condition or results of operations as reflected in its quarterly earnings reports.

        As a result of any of these factors, the market price of the Wheaton Shares at any given point in time may not accurately reflect Wheaton's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Wheaton may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dividend Policy

        No dividends on the Wheaton Shares have been paid by Wheaton to date. Wheaton anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Wheaton does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Wheaton's board of directors after taking into account many factors, including Wheaton's operating results, financial condition and current and anticipated cash needs.

Dilution to Wheaton Shares

        As of April 28, 2004, approximately 200,606,108 Wheaton Shares are issuable on exercise of warrants, options or other rights to purchase Wheaton Shares at prices ranging from Cdn$0.57 to Cdn$3.92. During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Wheaton Shares with a resulting dilution in the interest of the other shareholders. Wheaton's ability to obtain additional financing during the period such warrants, options or other rights are outstanding may be adversely affected and the existence of such warrants, options or other rights may have an adverse effect on the price of the Wheaton Shares. The holders of the warrants, options and other rights may exercise such securities at a time when Wheaton would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding warrants, options or other rights.

        The increase in the number of Wheaton Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Wheaton Shares. In addition, as a result of such additional Wheaton Shares, the voting power of Wheaton's existing shareholders will be substantially diluted.

Future Sales of Wheaton Shares by Existing Shareholders

        Sales of a large number of Wheaton Shares in the public markets, or the potential for such sales, could decrease the trading price of the Wheaton Shares and could impair Wheaton's ability to raise capital through future sales of Wheaton Shares. Wheaton has previously completed private placements at prices per share which are lower than the current market price of the Wheaton Shares. Accordingly, a significant number of shareholders of Wheaton have an investment profit in the Wheaton Shares that they may seek to liquidate. Substantially all of the Wheaton Shares can be resold without material restriction either in the United States, in Canada or both.

Key Executives

        Wheaton is dependent on the services of key executives, including its Chairman and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of Wheaton, the loss of these persons or Wheaton's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Conflicts of Interest

        Certain of the directors and officers of Wheaton also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Certain of the directors of Wheaton are officers of Endeavour Financial which acts as financial advisor to Wheaton and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by any of such directors and officers involving Wheaton will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Wheaton and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See "Interest of Insiders in Material Transactions".

AUDITORS, REGISTRAR AND TRANSFER AGENT

        The auditors of Wheaton are Deloitte & Touche LLP, Chartered Accountants, Four Bentall Centre, P.O. Box 49279, 2800 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4.

        The registrar and transfer agent for the Wheaton Shares and the warrant agent for the Wheaton Warrants is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Exhibit C from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Investor Relations Manager of Wheaton at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3L6; telephone (604) 696-3011. These documents are also available through the Internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com.

        The following documents, filed by Wheaton with the securities regulatory authorities in the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Exhibit C:

  (a)
  the audited financial statements of Minera Alumbrera Limited as at June 30, 2003 and 2002 and for the financial years ended June 2003, 2002 and 2001, together with the report of independent auditors thereon and the notes thereto, as filed on SEDAR;

  (b)
  the audited financial statements of Peak Gold Mines Pty Limited as at December 31, 2002 and for the financial year ended December 31, 2002, together with the auditors' report thereon and the notes thereto, as filed on SEDAR; and

  (b)
  the material change report dated April 7, 2004 relating to the Combination.

        Any financial statements, management information circulars, management's discussion and analysis or documents of the type referred to above (excluding confidential material change reports) filed by Wheaton with a securities commission or similar authority in Canada after the date of this Circular and prior to the Wheaton Meeting shall be deemed to be incorporated by reference in this Circular.

        Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

SCHEDULE "A" TO EXHIBIT C

WHEATON RIVER MINERALS LTD.
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

        The following table indicates how the corporate governance practices of Wheaton align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines	Corporate Governance Practices of Wheaton
1. Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	The Wheaton Board of Directors is responsible for the stewardship of the business and affairs of Wheaton and it reviews, discusses and approves various matters related to Wheaton's operations, strategic direction and organizational structure to ensure that the best interests of Wheaton and its shareholders are being served. The Wheaton Board of Directors' duties include social responsibility issues and environmental matters.
a) Adoption of a strategic planning process
The duties of the Wheaton Board of Directors include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain prescribed limits.

The Wheaton Board of Directors monitors management on a regular basis. Management of Wheaton is aware of the need to obtain Wheaton Board of Directors approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Wheaton Board of Directors, with whom management has a good working relationship.
b) Identification of principal risks, and implementing risk management systems	The Wheaton Board of Directors and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.
c) Succession planning and monitoring senior management	The Wheaton Board of Directors is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.
d) Communications policy
The communications policy of Wheaton is reviewed by the Wheaton Board of Directors periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

Wheaton communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Manager, Investor Relations and, as required, by the Chairman and Chief Executive Officer of Wheaton.

Wheaton is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. Wheaton has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.
e) Integrity of internal control and management information systems
The Wheaton Board of Directors and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.
2. a) Majority of directors should be unrelated
Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.
The Wheaton Board of Directors is currently comprised of eight (8) members, four (4) of whom are considered to be unrelated directors.
b) If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	This guideline does not apply to Wheaton since it does not have a significant shareholder.
3. Disclose, for each director, whether he is related, and how that conclusion was reached	Ian W. Telfer, Chairman and Chief Executive Officer, is considered to be a related director because he is the Chairman and Chief Executive Officer.
Eduardo Luna, Executive Vice President of Wheaton and President of Luismin, S.A. de C.V., is considered to be a related director because he is employed by Wheaton and a subsidiary of Wheaton.

Frank Giustra and Neil Woodyer are related directors as a result of their interest in and positions with Endeavour Financial Corporation which has business relationships with Wheaton.
Ian McDonald is considered to be an unrelated director as he no longer has any business or employment relationships with Wheaton.
Antonio Madero is an unrelated director as he does not have any business or employment relationships with Wheaton.
Larry Bell and Douglas Holtby are unrelated directors as they do not have any business, employment or other relationships with Wheaton.
The shareholdings of each director are disclosed in Exhibit C to which this Schedule "A" is attached under the heading "Directors and Officers".

4. Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated, responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis
The Corporate Governance and Nominating Committee is responsible for recruiting new directors, proposing new director nominees to the Wheaton Board of Directors and reviewing the performance and qualification of existing directors.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors
The Corporate Governance and Nominating Committee is responsible for reviewing on a periodic basis the size and composition of the Wheaton Board of Directors and assessing the effectiveness of the Wheaton Board of Directors as a whole, the committees of the Wheaton Board of Directors and the contributions of individual directors.
6. Provide an orientation and education program for new directors	The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new members of the Wheaton Board of Directors.
7. Implement a process to examine size of board, with a view to improving effectiveness	The Wheaton Board of Directors is of the view that its current size (eight (8) directors) is conducive to effective decision-making.
8. Board should review compensation of directors in light of risks and responsibilities
The Compensation Committee reviews the adequacy and form of, and recommends to the Wheaton Board of Directors, compensation including annual retainer, meeting fees, option grants and other benefits received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director.

9. Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors
There are four committees of the Wheaton Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environmental and Safety Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of Wheaton. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for Wheaton. The members of the Audit Committee are Douglas Holtby (Chairman), Larry Bell and Ian McDonald, all of whom are unrelated directors.

The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are Neil Woodyer (Chairman), Douglas Holtby and Antonio Madero, all of whom are unrelated directors.

The Corporate Governance and Nominating Committee meets at least once each year or more frequently as circumstances require. The Corporate Governance and Nominating Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance and Nominating Committee or, at a minimum, the Chairman of such committee may meet with Wheaton's external corporate counsel to discuss Wheaton's corporate governance policies and practices. The members of the Corporate Governance and Nominating Committee are Ian McDonald (Chairman), Frank Giustra and Larry Bell, all of whom are outside directors. The Corporate Governance and Nominating Committee is comprised of a majority of unrelated directors.

The Environmental and Safety Committee oversees the development and implementation of policies and best practices of Wheaton relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Environmental and Safety Committee are Eduardo Luna (Chairman), Ian McDonald and Ian Telfer, one of whom is an outside director. The Environmental and Safety Committee is not comprised of a majority of unrelated directors due to the number of unrelated directors on the Wheaton Board of Directors.
Other matters are considered by the full Wheaton Board of Directors. As required by applicable law or when circumstances warrant, the Wheaton Board of Directors may strike ad hoc committees.
10. Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues
The Wheaton Board of Directors has assigned responsibility for Wheaton's approach to corporate governance issues to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is currently conducting a review of Wheaton's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws.
11. a) Define limits to management's responsibilities by developing mandates for:
(i) the board
Currently, there is no specific written mandate of the Wheaton Board of Directors, other than the corporate standard of care set out in the governing corporate legislation of Wheaton, the Business Corporations Act (Ontario) (the "OBCA"). The OBCA indicates that each director and officer of a corporation governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Wheaton Board of Directors explicitly assumes responsibility for stewardship of Wheaton, including the integrity of the Company's internal control and management information systems. A specific written mandate for the Wheaton Board of Directors is currently under review by the Corporate Governance and Nominating Committee.

Although the Wheaton Board of Directors supervises, directs and oversees the business and affairs of Wheaton, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.
In order to carry out the foregoing responsibilities, the Wheaton Board of Directors meets as required by circumstances.

The Wheaton Board of Directors expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Wheaton Board of Directors.
(ii) the Chief Executive Officer
The objective set for the Chief Executive Officer by the Wheaton Board of Directors is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above).
b) Board should approve Chief Executive Officer's corporate objectives	See Item 11(a)(ii) above.
12. Implement structures and procedures to ensure the Board can function independently of management
The Wheaton Board of Directors has not appointed a Chairman who is other than the Chief Executive Officer for two main reasons. First, Wheaton's business, the composition and make-up of the Wheaton Board of Directors and the background of Ian Telfer make it appropriate that the Chief Executive Officer of Wheaton chair the Wheaton Board of Directors. Second, the Wheaton Board of Directors believes that as a result of Wheaton's size, growth and business, the role of the Chairman in setting the Wheaton Board of Directors agenda and ensuring that adequate and proper information is made available to the Wheaton Board of Directors, a critical element for effective corporate governance, is most effectively filled by someone who has intimate knowledge of Wheaton and its operations.
13. Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.
14. Implement a system to enable individual directors to engage outside advisors, at the corporation's expense
Each committee of the Wheaton Board of Directors and, in appropriate circumstances and with the approval of the Wheaton Board of Directors, an individual director may engage outside advisors, independent of management, at the expense of Wheaton.

EXHIBIT D

MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS
OF IAMGOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
AND RESULTS OF OPERATIONS

        The following should be read in conjunction with the Consolidated Financial Statements for December 31, 2003 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.

OVERVIEW

        IAMGOLD ("IMG" or the "Company") is a growth-oriented precious metals mining and exploration company. During 2003, the Company held interests in four operating gold mines in West Africa and certain diamond and gold royalties and conducted exploration activities in South America and West Africa.

        Effective January 7, 2003, IMG completed a business combination with Repadre Capital Corporation ("Repadre"). Under the terms of the arrangement, 63.0 million common shares of IMG were issued to Repadre shareholders and Repadre became a wholly-owned subsidiary of the Company. The purchase consideration for the transaction was $218.3 million, including acquisition costs of $0.8 million (refer to Notes to the Consolidated Statements — note 2).

Summarized Financial Results

(in US$000's except where noted)

	2003	2002	2001
Cash and gold bullion	$113,958	$46,413	$31,365
Net working capital	118,539	56,884	25,807
Total assets	451,141	190,638	176,598
Non-recourse loans payable	11,342	13,091	26,617
Gold sales	96,607	89,824	81,655
Royalty revenues	4,504	—	—
Earnings from working interests	9,650	—	—
Net earnings	15,039	5,535	10,948
Basic net earnings per share	0.11	0.07	0.15
Diluted net earnings per share	0.10	0.07	0.15
Cash dividends declared per share (Cdn$)	0.06	0.05	0.05
Operating cash flow	30,638	18,937	26,432
Operating cash flow per share (basic & diluted)	0.21	0.25	0.36
Gold produced (000 oz — IMG share)	421	290	256
Weighted average GI cash cost (US$/oz — IMG share)*	225	169	138
Gold spot price (US$/oz)**	363	310	271

*
Weighted average GI cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP. 2002 and 2001 do not include Tarkwa and Damang.

**
Average gold price as per the London PM fix.

        Net earnings for 2003 were $15.0 million or $0.11 per share compared to $5.5 million or $0.07 per share for 2002. The increase in earnings is largely attributable to the contribution from the Repadre assets purchased in January 2003. Earnings from the Sadiola and Yatela mining operations were lower by $5.0 million in 2003 due to production shortfalls experienced at the Yatela operations.

Quarterly Financial Review

(in US$000's except where noted)

        Net earnings for the fourth quarter of 2003 were $5.2 million or $0.04 per share compared to a loss of $1.5 million for the fourth quarter of 2002.

        Quarterly earnings for 2003 have been restated to reflect increased provisions for future income tax. Under Canadian GAAP, the liability for future income tax must be marked-to-market at current exchange rates in each reporting period. As the Canadian dollar experienced dramatic appreciation over the year, a $3.7 million or $0.03 per share non-cash charge has been taken against the foreign exchange account for the year due to the translation of the Company's Canadian-based future tax liability into US dollars. $2.9 million of this loss occurred during the first and second quarters and quarterly results have been restated accordingly.

2003	Q1	Q2	Q3	Q4	Total
Revenue	$23,842	$24,179	$23,763	$29,327	$101,111
Net earnings*	3,405	2,020	4,401	5,213	15,039
Basic earnings per share*	0.03	0.01	0.03	0.04	0.11
Diluted earnings per share*	0.02	0.01	0.03	0.04	0.10
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic & diluted)	0.09	0.05	0.04	0.03	0.21
2002	Q1	Q2	Q3	Q4	Total
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings	3,973	1,230	1,816	(1,484)	5,535
Basic and diluted earnings per share	0.05	0.02	0.02	(0.02)	0.07
Operating cash flow	8,833	3,577	4,474	2,053	18,937
Operating cash flow per share (basic and diluted)	0.12	0.05	0.06	0.02	0.25

*
Restated to reflect a change in accounting estimates relating to future income taxes.

RESULTS OF OPERATIONS

        As the business combination with Repadre occurred in January 2003, information on operations on the assets acquired is provided on a pro forma basis for 2002 periods.

SADIOLA MINE(IMG interest — 38%)

        The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. ("Sadiola"). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Limited ("AngloGold") owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation ("IFC"), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results

100% Basis

	2003
						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	2,790	2,710	2,980	2,960	11,440	8,970
Marginal ore mined (000t)	550	340	220	370	1,480	1,410
Ore mined (000t)	1,160	1,790	750	2,030	5,730	6,380
Total material mined (000t)	4,500	4,840	3,950	5,360	18,650	16,760
Strip Ratio*	2.9	1.7	4.3	1.6	2.3	1.6
Ore milled (000t)	1,190	1,290	1,240	1,350	5,070	5,050
Head grade (g/t)	3.1	2.6	2.7	3.7	3.0	3.5
Recovery (%)	86	93	92	84	88	84
Gold production — 100% (000 oz)	104	105	111	132	452	480
Gold sales — 100% (000 oz)	113	101	105	134	453	477
Gold revenue (US$/oz)**	369	359	365	402	376	314
Direct cash costs (US$/oz)	216	208	187	227	210	153
Production taxes (US$/oz)	23	20	20	24	22	18
Total cash costs (US$/oz)	239	228	207	251	232	171
Stockpile adjustments (US$/oz)	(28)	(11)	(9)	(25)	(19)	(8)
GI cash cost (US$/oz)	211	217	198	226	213	164
GI cash cost (US$000)	21,872	22,666	21,984	29,907	96,429	78,545
IMG share — 38% (US$000)	8,311	8,613	8,354	11,365	36,643	29,847
GAAP Reconciling items (US$000)***	837	(839)	(513)	(160)	(675)	(224)
Mining expense (US$000)	9,148	7,774	7,841	11,205	35,968	29,623

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**
Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***
GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.

        In general, the Sadiola operations reached their budgeted production level for 2003 but operating costs were higher than anticipated.

        The Company's average gold revenue at Sadiola of $376 per ounce in 2003 was higher than the $314 per ounce achieved in 2002. The premium above the average spot price of $367 per ounce in 2003 ($310 per ounce in 2002) resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

        Gold production at Sadiola was 6% lower in 2003 than 2002. This decrease is attributable to lower ore grades delivered to the mill, which, at 3.0 g/t for the year, was in line with the average reserve grade. The lower grade was offset somewhat by significantly improved mill recoveries for the year for the sulphide ores processed. During the fourth quarter, however, recoveries on sulphide ore slipped below 80% due to mechanical problems (now rectified) at the oxygen plant, which resulted in insufficient oxygen being delivered to the process.

        Cash costs increased in 2003 due to higher mining costs due to harder ore, the higher cost of diesel fuel, and the higher cost of labour and certain supplies which were euro or rand related rather than US dollar related. This trend continued during the fourth quarter of 2003.

        Additions to fixed assets at Sadiola in 2003 were $4.3 million and were expended on a variety of small capital projects. 2002 asset additions were $10.4 million, $7.6 million of which was spent on the sulphidic ore treatment plant and the remaining $2.8 million on various smaller capital projects. Exploration expenditures in

2003 were $7.9 million (2002 — $6.2 million), $3.3 million (2002 — $2.0 million) of which was spent on the deep sulphide project and $3.9 million (2002 — $3.9 million) was spent on oxide programs.

        During 2003, $41.0 million (2002 — $20.0 million) of profit distributions were paid to shareholders. The Company's share of these distributions was $15.6 million (2002 — $7.6 million). Operating cash flow (excluding changes in working capital) for 2003 at Sadiola was $71.9 million (2002 — $71.6 million) and cash balances at Sadiola as at December 31, 2003 were $30.5 million (2002 — $16.5 million). In January 2004, Sadiola distributed an additional profit distribution of $7.0 million (Company share — $2.7 million) to its shareholders.

        At December 31, 2003, Sadiola's financial instrument position consisted of call options on 30,000 ounces (Company share — 11,400 ounces) of gold expiring in 2004 at an average price of $385, carrying a mark-to-market loss of $1.4 million (Company share — $0.5 million).

        For 2004, Sadiola is budgeted to produce 465,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $215 per ounce. The production increase of 3 percent compared to 2003 results primarily from a higher level of ore being processed through the mill. Unit direct cash costs are expected to be comparable to 2003 levels. Over the past six months, the feasibility of mining the deposit using company-owned mining equipment operated by company personnel as opposed to continuing with a mining contractor has been studied and a final decision on this option will be made in the near future. A switch to owner mining will require capital expenditures on the order of $50 to $55 million. Operating costs would be lower in the longer term but there is a risk of incurring higher mining costs during the transition period. The mining contract with the current contractor has been extended to year-end 2004 to facilitate the decision.
YATELA MINE(IMG interest — 40%)

        The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. ("Yatela"). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

        A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results

100% Basis

	2003
						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	3,530	3,750	3,560	7,890	18,730	15,910
Marginal ore mined (000t)	260	160	180	520	1,120	600
Ore mined (000t)	570	550	350	800	2,270	2,290
Total material mined (000t)	4,360	4,460	4,090	9,210	22,120	18,800
Strip Ratio*	6.6	7.1	10.7	10.5	8.7	7.2
Ore crushed (000t)	740	700	470	680	2,590	2,810
Head grade (g/t)	2.8	3.8	2.3	2.2	2.8	3.6
Gold stacked (oz)	67	85	35	49	236	327
Gold production — 100% (000 oz)	53	75	48	42	218	269
Gold sales — 100% (000 oz)	54	70	53	45	222	265
Gold revenue (US$/oz)**	355	346	358	395	361	311
Direct cash costs (US$/oz)	210	172	247	444	249	168
Production taxes (US$/oz)	23	20	24	26	23	19
Total cash costs (US$/oz)	233	192	271	470	272	187
Accounting adjustments (US$/oz)***	(20)	11	(7)	(134)	(28)	(10)
GI cash cost (US$/oz)	213	203	264	336	244	177
GI cash cost (US$000)	11,400	15,231	12,743	13,874	53,248	47,589
IMG share — 40% (US$000)	4,560	6,092	5,097	5,550	21,299	19,036
GAAP Reconciling items (US$000)****	247	(218)	(49)	457	437	854
Mining expense (US$000)	4,807	5,875	5,048	6,006	21,736	19,890

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**
Gold revenue is calculated as gold sales divided by ounces of gold sold.

***
Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.

****
GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.

        The sales price for gold at Yatela averaged $361 per ounce in 2003 compared to $311 per ounce in 2002. The mine had no exposure to any financial instrument over either reporting period.

        Production for the fourth quarter at Yatela was 42,000 ounces of gold. For the year, production totaled 218,000 ounces, 19% lower than in 2002 and 7% below budget. The lower production was partially anticipated as the mine plan progressed through an area of ore at a lower grade than Yatela's Dec. 31, 2002 reserve grade of 3.5 g/t. However, a severe rainy season in Mali coincided with the commissioning of a new crusher circuit and new leach pads causing problems in these areas which further reduced production levels, particularly in the third and fourth quarters. In 2003, approval was given to develop the nearby Alamoutala deposit and production from the Alamoutala pit began in August 2003. Production from Alamoutala will continue during the first half of 2004 and will supplement ore provided from the main Yatela pit. Cumulative gold recovery from start-up to the end of 2003 is in line with expectations at 82.4%.

        Cash costs at Yatela were higher due to the higher cost of diesel fuel, labour and certain supplies purchased in euro-related or rand-related currencies and higher costs from the Alamoutala pit due to longer haulage distances. Per ounce cash costs were particularly impacted as a result of lower production levels.

        Capital expenditures at Yatela totaled $13.6 million (2002 — $8.7 million), $5.7 million (2002 — $0.5 million) of which was spent on the development of Alamoutala, $3.4 million (2002 — $4.5 million) on the expansion of leach pads, $2.2 million on the crusher installation and $1.1 million (2002 — $0.6 million) on exploration. The remaining $1.2 million (2002 — $3.1 million) was spent on project construction costs and various small capital projects.

        During 2003, principal repayments on loans provided to construct the project totaled $11.3 million (2002 — $18.5 million). The Company received $3.5 million (2002 — $6.5 million) of this amount. Total project loans that remain outstanding at year-end 2003 total $76.9 million (2002 — $85.8 million). After the project investment is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

        Operating cash flow (excluding changes in working capital) for 2003 at Yatela was $28.0 million (2002 — $34.8 million) (100% basis) and cash balances at Yatela as at December 31, 2003 were $4.5 million (2002 — $9.2 million).

        For 2004, Yatela is budgeted to produce 275,000 ounces of gold at a total direct cash cost of $230 per ounce and a total operating cash cost, as defined by the Gold Institute, of $225 per ounce. Production is expected to revert to these more normal, longer-term levels, compared to 2003 when the operations mined through a lower grade portion of the orebody and experienced significant production problems associated with the installation of a new crusher system and higher than normal rainfall during the wet season. The nearby Alamoutala deposit, brought into production in 2003, will be depleted as planned in the third quarter of 2004.

TARKWA MINE(IMG interest — 18.9%)

        As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Gold Fields Ghana Limited ("GFGL"). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana. Gold Fields Limited ("Gold Fields") also owns 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

        A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results

100% Basis

	2003
						2002# Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	6,830	6,820	9,110	8,880	31,640	27,600
Marginal ore mined (000t)	40	30	40	130	240	300
Ore mined (000t)	3,970	4,090	4,380	4,160	16,600	15,430
Total material mined (000t)	10,840	10,940	13,530	13,170	48,480	43,330
Strip Ratio*	1.7	1.7	2.1	2.2	1.9	1.8
Ore crushed (000t)	3,850	3,720	4,080	3,920	15,570	15,105
Head grade (g/t)	1.4	1.4	1.4	1.4	1.4	1.6
Gold stacked (000 oz)	172	162	185	191	710	753
Expected yield (%)	74	75	75	73	74	76
Gold production & sales — 100% (000 oz)	136	129	148	142	555	524
Gold revenue (US$/oz)**	342	336	361	391	358	304
Direct cash costs (US$/oz)	187	204	200	215	201	194
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	198	214	211	226	212	203
Gold-in-process adjustments (US$/oz)	14	9	10	13	12	(16)
GI cash cost (US$/oz)	212	223	221	240	224	187
Gold revenue less GI cash cost (US$000)	17,715	14,592	20,628	21,411	74,346
IMG share — 18.9% (US$000)	3,348	2,758	3,899	4,047	14,052
GAAP Reconciling items (US$000)***	(1,844)	(1,684)	(1,868)	(1,917)	(7,313)
Earnings from working interest (US$000)	1,504	1,074	2,031	2,130	6,739

*
Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

**
Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

***
GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#
Shown on a pro forma basis for 2002.

        The Company's average gold revenue at Tarkwa was $358 per ounce in 2003. The discount below the average spot price of $364 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments.

        Gold production at Tarkwa was 6% higher in 2003 than 2002. This increase is generally attributable to continuous efficiency improvements at all aspects of the operation.

        Per ounce cash costs increased in 2003 due to additional definition drilling to enhance mineral resources and a 12% increase in material mined.

        During May, the decision was made i) to construct a milling circuit at Tarkwa, and ii) to mine the deposit with company personnel and company-owned mining equipment rather than using a mining contractor. The 4.2 million tonne per annum mill was budgeted at $85 million to construct. The initial fleet of mining equipment was forecast to cost $75 million. The effect of these investments will be: i) an increase in the sustainable production rate to between 600,000 and 700,000 ounces per year, ii) an extension of the mine life, and iii) a lowering of the mining costs.

        Total capital expenditures at Tarkwa in 2003 were $57.2 million, $28.9 million of which was spent on the construction of the new mill, $3.7 million was spent on the new mining fleet, $9.3 million was spent on leach pad expansions and $15.4 million was spent on various smaller capital projects.

        During 2003, a $20.0 million profit distribution was paid to the mine shareholders. The Company's share of these distributions was $4.0 million. From this amount, the Company remitted $2.7 million to the mine as its share of a cash call for the Tarkwa mill expansion, resulting in net distributions received from Tarkwa of $1.3 million in 2003. Operating cash flow (excluding changes in working capital) for 2003 at Tarkwa was $74.6 million (100% basis) and cash balances at Tarkwa as at December 31, 2003 were $30.1 million.

        For 2004, Tarkwa is expected to produce 595,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce. This production level is 7% greater than in 2003 as tonnes heap leached will be higher and some production will be derived from the new CIL mill. The final cost of the new mill is expected to be 5% to 10% over the budget of $85 million primarily due to an increase in the cost of equipment not purchased in US$. Mill commissioning is expected during the second half of the year. At mid-year, mining operations will switch from contract mining to owner-operated mining. This project is on schedule and on budget.

DAMANG MINE(IMG interest — 18.9%)

        As a result of the business combination with Repadre, the Company owns an 18.9 percent interest in a Ghanaian registered company, Abosso Goldfields Limited ("Abosso"). Abosso holds the mining and exploration permits for the Damang mine in Ghana. Gold Fields also owns a 71.1 percent interest in GFGL and the Government of Ghana holds the remaining 10 percent. Gold Fields is the mine operator.

        A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results

100% Basis

	2003
						2002# Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Waste mined (000t)	3,530	3,720	2,600	2,400	12,250	12,120
Ore mined (000t)	1,120	1,440	1,410	1,280	5,250	4,300
Total material mined (000t)	4,650	5,160	4,010	3,680	17,500	16,420
Strip Ratio*	3.2	2.6	1.8	1.9	2.3	2.8
Ore milled (000t)	1,230	1,310	1,180	1,360	5,080	4,290
Head grade (g/t)	2.2	2.1	2.0	2.0	2.1	2.3
Recovery (%)	91	92	92	90	91	90
Gold production & sales — 100% (000 oz)	77	78	70	78	303	287
Gold revenue (US$/oz)**	349	345	359	393	362	309
Direct cash costs (US$/oz)	215	226	218	202	215	211
Production taxes (US$/oz)	11	10	11	12	11	9
Total cash costs (US$/oz)	226	236	229	214	226	220
Gold-in-process adjustments (US$/oz)	21	(18)	(1)	15	4	6
GI cash cost (US$/oz)	247	218	228	229	230	226
Gold revenue less GI cash cost (US$000)	7,898	9,922	9,210	12,679	39,709
IMG share — 18.9% (US$000)	1,493	1,875	1,741	2,396	7,505
GAAP Reconciling items (US$000)***	(1,138)	(1,257)	(1,295)	(904)	(4,594)
Earnings from working interest (US$000)	355	618	446	1,492	2,911

*
Strip ratio is calculated as waste divided by full-grade ore.

**
Gold revenue is calculated as gold sales divided by ounces of gold sold.

***
GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.

#
Shown on a pro forma basis for 2002 for 11 months only.

        In general, performance at the Damang operation was above expectation in almost all categories.

        The average gold sales price at Damang was $362 per ounce in 2003. The mine had no exposure to any financial instruments during the year or in future.

        Gold production at Damang for 2002 is not directly comparable to 2003 as it is for an eleven month period only.

        Per ounce cash costs increased only minimally in 2003, primarily due to higher volumes being mined from satellite orebodies rather than from the main orebody.

        Total capital expenditures at Damang in 2003 were $2.8 million for a variety of small capital projects. Exploration expenditures were $3.0 million for the year.

        During 2003, shareholder loans were fully repaid. Total repayments were $34.3 million, of which $6.6 million was the Company's share. Future distributions from Damang will be received as dividends. Operating cash flow (excluding changes in working capital) for 2003 at Damang was $36.7 million (100% basis) and cash balances at Damang as at December 31, 2003 were $14.3 million.

        For 2004, Damang is expected to produce 265,000 ounces of gold at a total direct cash cost of $210 per ounce and a total operating cash cost, as defined by the Gold Institute, of $235 per ounce. The production decrease is attributable to the processing of lower grade ores as the higher grade ores have been depleted.

IMG ATTRIBUTABLE PRODUCTION AND COSTS

        The table below presents the production attributable to IMG's ownership in the four operating gold mines in West Africa along with the weighted average cost of production.

IMG Basis

	2003
						2002 Total
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Production (000 oz)
Sadiola — 38%	40	40	42	50	172	182
Yatela — 40%	21	30	19	17	87	107
Tarkwa — 18.9%	26	25	28	27	105	—
Damang — 18.9%	15	14	14	14	57	—
Total production	101	109	103	108	421	289
GI cash cost
Sadiola — 38%	211	217	198	226	213	164
Yatela — 40%	213	203	264	336	244	177
Tarkwa — 18.9%	212	223	221	240	224	—
Damang — 18.9%	247	218	228	229	230	—
Weighted average	217	215	221	246	225	169

        The Company's attributable share of gold production in 2004 from the above four operating mines is expected to be 445,000 ounces of gold at a total direct cash cost of $215 per ounce and a total operating cash cost, as defined by the Gold Institute, of $220 per ounce.

CORPORATE RESULTS

Mining Interests

	2003
(US$000's)
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total	2002 Total
Gold sales	$23,529	$23,514	$22,117	$27,447	$96,607	$89,824
Mining expense	13,955	13,649	12,889	17,211	57,704	49,513
Depreciation and depletion	5,386	5,503	6,129	6,819	23,837	20,588

Earnings from mining interests	$4,188	$4,362	$3,099	$3,417	$15,066	$19,723

        The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

        The Company's 2003 consolidated gold revenue was 8% higher than 2002. The increase is a result of consolidated revenue of $371 per ounce in 2003 being 19% higher than the $313 per ounce achieved during 2002, net of a 10% decrease in attributable production at Sadiola and Yatela. The Company recorded an increase to gold revenue of $1.8 million in 2003 (2002 — $1.8 million) to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.3 million in 2003 (2002 — $0.2 million) to reflect its share of the change in the mark-to-market loss on Sadiola call options at December 31, 2003. The remaining $1.7 million of deferred hedge revenue will be brought into income in 2004. All Yatela sales were made at spot prices.

        The Company's share of Sadiola and Yatela operating expenses was 17% higher in 2003 than 2002. The increase is a result of a higher amount of material mined and higher unit costs at both mines. Total consolidated cash costs at Sadiola and Yatela in 2003 of $224 per ounce increased from $169 per ounce in 2002. Costs increased as a result of higher fuel and reagent costs and the depreciation of the US$ at both mines, harder ore at Sadiola and longer haulage distances for Alamoutala at Yatela.

        In 2003, the Company expensed $0.2 million (2002 — $0.8 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

        Depreciation was 16% higher in 2003 than in 2002 due mostly to Alamoutala costs at Yatela being depreciated over the economic life of the Alamoutala deposit versus the Yatela mine life.

        Current income taxes include $4.3 million (2002 — $3.0 million) relating to the Sadiola operations, beginning on March 1, 2002 when Sadiola's five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

Working Interests

	2003
(US$000's)
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Tarkwa	$1,504	$1,074	$2,031	$2,130	$6,739
Damang	355	618	446	1,492	2,911

Earnings from working interests	$1,859	$1,692	$2,477	$3,622	$9,650

        The Company records on its consolidated statement of earnings the proportionate share of the profits from its working interests in the Tarkwa and Damang mines.

        The two working interests are recorded on the balance sheets at their fair values acquired at the time of the business combination with Repadre. The Company's share of the amortization and depreciation expense recorded in the determination of the above earnings was $6.5 million.

Royalty Interests

	2003
(US$000's)
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
Gold royalties
Revenue	$313	$665	$632	$760	$2,370
Amortization	224	434	441	487	1,586
Diamond royalties
Revenue	—	—	1,014	1,120	2,134
Amortization	—	—	568	561	1,129

Earnings from royalty interests	$89	$231	$637	$832	$1,789

        Royalty income from the Diavik project, which recorded its initial sales during 2003, was $2.1 million. For 2004, royalty income from the Diavik mine will increase as the mine should be at full production levels for the majority of the year. The recorded amount for royalty income is based upon sales during the year. As the amount of royalty payable is based upon production, the Company may be recording additional royalty income in 2004 attributable to production held in inventory at year-end 2003.

        Royalty revenues were recorded in 2003 from the following gold royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limón mine in Nicaragua; the Vueltas del Rio mine in Honduras; the Magistral mine in Mexico; and the Don Mario mine in Bolivia. The Company expects royalty income for 2004 from these mines to be at comparable levels to 2003.

        Royalty interests have been recorded on the balance sheet of the consolidated Company at their estimated fair values, which is amortized over the expected production remaining at those operations.

EXPLORATION PROPERTIES

        During 2003, the Company spent $5.5 million (2002 — $6.1 million) to advance various exploration properties in South America and Africa. All exploration expenditures, outside of operating mines, were expensed. Despite a reduction in the 2003 budget, by establishing joint ventures with major companies, the Company was able to maintain its high level of exposure to advanced drill-stage projects.

Ecuador

        Total exploration spending was $2.1 million in 2003 (2002 — $1.5 million).

        At IMG's 100%-owned Quimsacocha property, two diamond drill programs (totaling 6,600m in 19 holes) were completed in 2003. Significant gold, silver and copper mineralization in veins has been outlined over a strike-length of 300m and the next round of drilling will test strike extensions.

        A revised geological model for the mineralization at Retazos was tested with five diamond drill holes. Assay results were low and a decision was taken to do no further work. A deal was signed with an Ecuadorian company exploring in the area, whereby IMG can earn a 3% royalty on certain of the Retazos properties.

        At Norcay, 100%-owned by IMG, the initial 2,000m diamond drill program confirmed the presence of gold mineralization in a multi-vein system. A joint venture partner is being sought to fund further drilling.

        The Condor JV with Gold Fields in the south of Ecuador drilled the El Mozo property in 2003. Gold mineralization was encountered in most holes but values were low and Gold Fields decided to do no further work on the property. IMG, using its own funding, plans to drill El Mozo in the first quarter of 2004. The Condor JV will drill test another property, Cañicapa, in 2004.

Argentina

        Total exploration spending was $1.2 million in 2003 ($1.7 million in 2002).

        A diamond drill program (2,238m in 11 holes) was carried out at Cerro Tornillo on the La Esperanza property. The drilling successfully demonstrated the existence of an intrusive diatreme breccia containing low gold values. A joint venture partner for the project is being sought.

        An exploration joint venture on the Los Menucos project was signed with Barrick Gold Corporation. The latter will fund further exploration and the Company anticipates a drill program on the property in the second quarter of 2004.

Brazil

        Total exploration expenditures amounted to $0.8 million in 2003 ($1.1 million in 2002).

        At the Tocantins project, a 50/50 JV between the Company and AngloGold, reverse circulation drilling was carried out at Nova Prata (2,350m in 40 holes) and Chapada North (2,647m in 55 holes) in 2003. Follow-up exploration on other targets is planned for 2004.

        The Company and AngloGold Brazil Ltda. signed the Gandarela JV agreement whereby the latter will fund exploration on what was previously referred to as the Moeda project. A 6,000m diamond drill program commenced in the third quarter of 2003 and in early 2004 three drills were working on the property.

Senegal

        The Company spent $1.1 million on the Bambadji and Daorala-Boto properties in 2003 ($1.3 million in 2002).

        A 12,000m/186 hole reverse circulation drill program completed in 2003 gave some of the most encouraging results ever obtained from the Bambadji project. The best results came from the structurally complex BA target where significant mineralization was intersected in two areas 800m apart. A joint venture partner is being sought to aggressively follow-up on these and other targets.

Mali

        The Company spent $0.02 million on direct exploration in the second half of 2003. This expenditure was for the compilation of various datasets of geological, geochemical and geophysical information covering southern Mali for the purpose of identifying properties with exploration potential.

ADMINISTRATION AND OTHER COSTS

        Corporate administration expenses in 2003 were $6.6 million (2002 — $3.5 million). The increase is primarily attributable to the larger organization that resulted from the acquisition of Repadre in January, 2003. In the second quarter of 2003, the Company's head office was consolidated into one location, relieving the Company of the expense associated with maintaining two offices. In addition, the Company incurred $1.0 million of restructuring charges related to the acquisition of Repadre.

        In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation ("Kinbauri") litigation. The decision awarded Kinbauri Cdn$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri's legal costs. To date, both parties have appealed the judgment and the appeals are expected to be heard in April 2004.

        Foreign exchange losses were $0.6 million in 2003 (2002 — gain of $0.05 million). The Cdn$/US$ exchange rate at the beginning of 2003 was 1.59 and strengthened throughout the year to end at 1.30. As a result, foreign exchange gains of $2.4 million were generated on translation of the Company's cash balances denominated in Canadian dollar balances into US dollars for financial statement purposes. Canadian dollar cash balances were substantially higher in 2003 as a result of the acquisition of Repadre. This gain was more than offset by a $3.0 million non-cash foreign exchange loss due to the translation of the Company's Canadian based future tax liability into US dollars. Corporate investment income of $2.4 million (2002 — $0.5 million) increased mainly due to gains on sales of marketable securities and interest income earned on additional cash balances acquired from Repadre.

INCOME TAXES

        Income tax expense of $0.2 million was recorded for 2003 (2002 — $2.2 million). The current amount of $4.6 million for 2003 is primarily composed of $4.3 million of income taxes relating to profits on the Sadiola operations and paid to the government of Mali. The recovery of future tax in the amount of $4.4 million for 2003 is primarily composed of the following:

  •
  The federal government introduced measures to reduce corporate income tax rates from 28% to 21% and to phase out the resource allowance, both over a five-year period. Accordingly the Company reduced its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax recovery of $2.5 million in the fourth quarter.

  •
  In November, the Government of Ontario amended provincial income tax rates to increase to 14% effective January 1, 2004 rather than decrease to 8% by 2007. Accordingly the Company increased its provision on the balance sheet for future income tax and recognized a one-time non-cash income tax expense of $2.9 million in the fourth quarter.

  •
  A future tax recovery of $3.2 million relating to the tax effect on reduced estimates of Sadiola profits attributable to Canada was recorded during 2003.

LIQUIDITY AND CAPITAL RESOURCES

        The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

        The Company's consolidated working capital position at December 31, 2003 is set out below (in $ millions):

	2003	2002
Working Capital	$118.5	$56.9
Current Ratio	5.3	4.4

Cash

        Consolidated cash balances totaled $66.7 million at year-end 2003 compared to $15.8 million at year-end 2002, and can be segmented as follows (in $ millions):

	2003	2002
Joint venture cash	$13.5	$10.0
Corporate cash	53.2	5.8

Total	$66.7	$15.8

        Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

        Corporate cash in 2003 increased by $47.4 million (2002 decreased by $8.2 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2003	2002
Inflows
Net cash acquired from Repadre	$34.2	$—
Sadiola cash receipts	15.6	7.6
Share issuances, net of share issue costs	8.3	21.2
Damang cash receipts	6.6	—
Royalties received, net of withholding taxes	4.3	—
Yatela cash receipts, net of repayments to AngloGold	3.5	6.5
Foreign exchange gain on cash balances	2.4	—
Proceeds from sale of marketable securities	3.0	—
Tarkwa cash receipts, net of cash calls	1.3	—
Interest income	0.9	0.4
Proceeds from sale of gold bullion	—	1.5
Other	—	0.5

	$80.1	$37.7

Outflows
Gold bullion purchase	$16.2	$32.0
Corporate administration	7.3	3.5
Exploration and exploration administration	5.5	6.1
Dividends	2.5	2.3
Investment and merger transaction costs	—	0.8
Yatela project funding	—	0.7
Other	1.2	0.5

	$32.7	$45.9

Net inflow (outflow)	$47.4	$(8.2)

Gold Bullion

        At the end of 2003, the Company held 144,743 ounces (2002 — 97,381 ounces) of gold bullion with an average cost of $327 per ounce (2002 — $314 per ounce) resulting in a total cost base of $47.3 million (2002 — $30.6 million) and a total market value of $60.4 million ($417 per ounce) (2002 — $33.4 million ($343 per ounce)).

Other Working Capital Items

        Current accounts receivable increased by $4.0 million in 2003 ($6.3 million increase in 2002). $1.6 million relates to receivables from royalty interests and $0.6 million relates to corporate tax refunds receivable. Most of the remaining increase relates to rebates due from the Mali Government on diesel fuel purchases. During the fourth quarter of 2003, the Company reclassified its long-term receivables relating to value added taxes receivable from the Mali Government at Sadiola to current receivables as amounts relate to current items and are expected to be collected within 12 months.

Financial Instruments

        As at December 31, 2003, call options for an aggregate of 30,000 ounces of gold (Company's share 11,400 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola gold mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines and there are no plans to put any further financial instruments in place at this time.

        The Company's functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Contractual Obligations

        A summary of the Company's contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	11.3	3.0	8.3	—	—
Operating lease obligations	0.9	0.3	0.5	0.1	—
Purchase obligations	8.9	3.0	5.9	—	—
Rehabilitation	11.1	0.5	1.5	3.5	5.6

Total contractual obligations	32.2	6.8	16.2	3.6	5.6

Long-Term Debt

        The Company's long-term loans payable at December 31, 2003 of $11.3 million (2002 — $13.1 million) relate to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2003, $1.8 million (2002 — $2.0 million) of the outstanding principal was repaid.

Lease Obligations

        The majority of the Company's lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

        The Company does not have any material direct purchase obligations. The major indirect obligations relate to capital expenditures and the purchase of supplies at the operating mine entities. Purchase contracts associated with these expenditures normally contain standard termination clauses, although some include penalties. The only item shown in the table above is the Company's share of the purchase contract for cement at the Yatela mine.

Rehabilitation

        The amounts indicated in the table above are the Company's share of the estimated decommissioning and rehabilitation costs that will be incurred at the four operating mines in which the Company has an interest. The timing of the expenditures is dependant upon the actual life of mine achieved.

Capital Expenditures

        Capital expenditures for the Company primarily relate to expenditures made at the operating gold mines. At Tarkwa, the major expenditures are for the construction of a mill process facility and the purchase of a fleet of mining equipment. These expenditures will be financed in large part from internal cash flow generated by the operation. Any net impact on corporate liquidity is expected to be minimal. At Sadiola, a commitment may be made during the first half of 2004 to also purchase a fleet of mining equipment. It is expected that this purchase will be largely financed from internal cash flow at Sadiola, with minimal impact on corporate liquidity. All other capital requirements at the mining operations are sustaining in nature and will be financed through internal cash flow at the respective operation.

CRITICAL ACCOUNTING ESTIMATES

        The Company's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. Significant differences between Canadian and U.S. GAAP are described in note 19 to the consolidated financial statements.

        Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

        A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

Mining, Working and Royalty Interests

        The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $340 per ounce. During 2002 and 2003, no interests were identified as impaired.

Impairment of Goodwill

        The carrying value for the goodwill on the balance sheet is tested annually for impairment. Goodwill has been proportionately allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit based upon the underlying fair values of the assets within these two reporting units.

        As gold companies have a history of being valued at a premium to the fair value of their assets, the impairment test revolves around the excess of the market capitalization of the Company over the sum of the fair values of underlying tangible assets less monetary liabilities. The excess is allocated proportionately to the fair value of all gold reporting units (the "Allocated Excess"). If the goodwill allocated to any reporting unit exceeds its Allocated Excess, the goodwill is written down to the amount of the Allocated Excess. No write-downs of goodwill were recorded in 2003.

Depreciation, Amortization and Depletion

        Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is generally provided on a units-of-production or life-of-mine basis so that the interest is fully amortized over the life of the mine. Equipment at the mining operations is usually depreciated over its estimated useful life. The reserve and resource estimate for the operation in question is the prime determinant of the life of the mine and the consequent level of depreciation and amortization recorded in any one quarter or year. Overestimation of the reserve will result in the provision of insufficient depreciation and amortization charges over the life of the operation.

        The Sadiola and Yatela mines record depreciation on a life-of-mine basis as calculated from the proven and probable mineral reserves. Based on current calculations, both operations will be fully depreciated in 2007. The Sadiola mine has significant additional mineral resources, which are expected to be converted into reserves over the next two years. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

        Depreciation at Tarkwa is provided on a units-of-production basis with an estimated 7.4 million ounces of gold being produced over the remaining life of the mine from December 31, 2003. Depreciation at Damang is also provided on a units-of-production basis with an estimated 730,000 ounces being produced over the remaining life of the mine from December 31, 2003.

Rehabilitation Provisions

        The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated. Each year, provisions are accrued on the earnings statement of the respective operating entities so that by the end of operations, sufficient amounts will have been expensed to cover the estimated final decommissioning and rehabilitation costs.

        At Sadiola, decommissioning and rehabilitation expenses are estimated to total $11.3 million. The Company's share is 38% or $4.3 million of which $2.0 million has been provided to date and is recorded on the balance sheet. At Yatela, decommissioning and rehabilitation expenses are estimated to total $9.5 million. The Company's share is 40% or $3.8 million of which $1.5 million has been provided to date and is recorded on the balance sheet.

        The current amounts estimated for Tarkwa and Damang are $13.5 million and $5.8 million respectively. The Company's share of amounts accrued at Tarkwa and Damang are not shown on the Company's balance sheet as these interests are equity accounted.

Exploration Properties

        The Company expenses all exploration costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

Income Taxes

        At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In 2003, the federal government reduced future rates of corporate income tax while the Ontario provincial government raised rates. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company's reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company's earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting for Asset Retirement Obligations

        In 2003, the CICA issued Section 3110 of the Handbook, "Accounting for Asset Retirement Obligations." Under Section 3110, the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company is required to adopt Section 3110 on January 1, 2004. Any impact under this guideline is not expected to be material.

Stock Based Compensation

        In November 2003, the CICA issued Section 3870 of the Handbook, "Stock-based Compensation". Under Section 3870, the Company is required to expense the estimated value of options issued to directors and employees on the earnings statement. The Company will retroactively adopt Section 3870 on January 1, 2004. The impact will result in a reduction to the 2004 opening retained earnings equal to the Company's pro forma expense of $2.6 million for prior years relating to these options.

        As at April 30, 2004, there were 145,536,179 common shares of the Company issued and outstanding.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGold Corporation

        The accompanying financial statements, their presentation and the information contained in the annual report are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information of the Company presented elsewhere in the annual report is consistent with that in the financial statements.

        The integrity of the financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company's circumstances, and makes certain determinations of amounts reported in which estimates or judgements are required.

        The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee consists of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

        The external auditors audit the financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

GRANT A. EDEY Chief Financial Officer

AUDITORS' REPORT TO THE DIRECTORS

        We have audited the consolidated balance sheets of IAMGold Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
March 3, 2004, except as to note 21,
which is at March 31, 2004

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)
December 31, 2003 and 2002

	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$66,675	$15,835
Gold bullion (market value $60,394; 2002 — $33,377) (note 3)	47,283	30,578
Accounts receivable and other	21,443	17,450
Inventories (note 4)	10,397	9,793

	145,798	73,656
Marketable securities (note 5)	1,116	—
Long-term inventory	12,773	10,044
Long-term receivables (note 6, 13)	7,610	8,477
Working interests (note 7)	59,806	—
Royalty interests (note 8)	62,941	—
Mining interests (note 9)	84,925	96,852
Future tax asset (note 15)	47	304
Other assets	1,239	1,305
Goodwill (note 2)	74,886	—

	$451,141	$190,638

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$27,259	$16,772
Deferred revenue (note 10)	1,655	3,309
Non-recourse loans payable (note 11)	11,342	13,091
Future tax liability (note 15)	21,264	3,310
Rehabilitation provision (note 16)	3,518	2,150
Shareholders' equity (note 12):
Common shares (issued: 145,333,845 shares; 2002 — 79,244,088)	342,208	118,289
Share options	2,138	8
Share purchase loans (note 13)	(266)	—
Retained earnings	42,023	33,709

	386,103	152,006

Contingencies and commitments (note 16)
	$451,141	$190,638

On behalf of the Board:

(Signed) BILL PUGLIESE Director	(Signed) JOSEPH F. CONWAY Director

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Expressed in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2003 and 2002

	2003	2002
Revenue:
Gold sales	$96,607	$89,824
Royalties	4,504	—

	101,111	89,824
Expenses:
Mining	57,704	49,513
Depreciation and depletion	23,837	20,588
Amortization of royalty interests	2,715	—

	84,256	70,101

	16,855	19,723
Earnings from working interests	9,650	—

	26,505	19,723
Other expenses (income):
Corporate administration	6,626	3,539
Restructuring costs	987	—
Provision for litigation (note 16(a))	—	2,900
Exploration	5,496	6,088
Foreign exchange	576	(47)
Investment income	(2,421)	(452)

	11,264	12,028

Earnings before income taxes	15,241	7,695
Income taxes (recovery) (note 15):
Current	4,644	3,014
Future	(4,442)	(854)

	202	2,160

Net earnings	15,039	5,535
Retained earnings, beginning of year	33,709	30,693
Dividends	(6,725)	(2,519)

Retained earnings, end of year	42,023	$33,709

Basic earnings per share (note 12(e))	$0.11	$0.07
Diluted earnings per share (note 12(e))	$0.10	$0.07

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars, except per share amounts)
Years ended December 31, 2003 and 2002

	2003	2002
Operating activities:
Net income	$15,039	$5,535
Items not affecting cash:
Earnings from working interests, net of dividends	(5,658)	—
Depreciation and amortization	26,646	20,626
Deferred revenue	(1,654)	(1,655)
Future income taxes	(4,442)	(854)
Share options	314	—
Gain on gold bullion	—	(67)
Gain on sale of marketable securities	(1,510)	—
Unrealized foreign exchange losses (gains)	2,995	182
Change in non-cash current working capital	(18)	(6,690)
Change in non-cash long-term working capital	(1,074)	1,860

	30,638	18,937

Financing activities:
Issue of common shares, net of issue costs (note 12)	8,314	21,227
Dividends paid	(2,519)	(2,306)
Restricted cash	—	6,033
Share purchase loan repayments	1,469	61
Proceeds from non-recourse loans	(9)	374
Repayments of non-recourse loans	(2,002)	(14,258)

	5,253	11,131

Investing activities:
Net cash acquired from Repadre Capital Corporation (note 2)	34,232	—
Mining interests	(9,965)	(8,908)
Note receivable	785	1,136
Distributions received (paid) from (to) working interests	3,762	—
Purchase of gold bullion	(16,154)	(31,992)
Proceeds from gold bullion sales	—	1,481
Proceeds from disposition of marketable securities	3,032	—
Other assets	(743)	(1,282)

	14,949	(39,565)

Increase (decrease) in cash and cash equivalents	50,840	(9,497)
Cash and cash equivalents, beginning of year	15,835	25,332

Cash and cash equivalents, end of year	$66,675	$15,835

Supplemental cash flow information:
Interest paid	$204	$564
Income taxes	$4,314	$3,015

See accompanying notes to the consolidated financial statements.

IAMGOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of United States Dollars except per share amounts)

1.     SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

  (a)
  Basis of consolidation:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola") and La Société d'Exploitation des Mines d'Or de Yatela ("Yatela").

  (b)
  Revenue recognition:

    Revenue from the sale of gold is recognized when the gold doré is delivered to the refiner.

    Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

    (i)
    Revenue based royalties such as Net Smelter Return ("NSR") or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner and revenue is recognized in accordance with the relevant agreement.

    (ii)
    Profits based royalties such as a Net Profits Interests ("NPI") or a Working Interest ("WI"). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to an NPI except working interest holders have an ownership position. A working interest holder is liable for its share of capital, operating and environmental costs. The Company records its interests in Gold Fields Ghana Limited and the Tarkwa mine ("Tarkwa") and in Abosso Goldfields Limited and the Damang mine ("Damang") as working interests.

  (c)
  Gold bullion:

    Investments in gold bullion are valued at the lower of average cost and net realizable value.

  (d)
  Inventories and long-term inventory:

    Gold doré, gold in process and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are classified as long-term inventory.

    Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

  (e)
  Marketable securities:

    Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

  (f)
  Loans receivable:

    A loan is classified as impaired when, in management's opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

  (g)
  Mining interests, development and exploration properties:

    Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

    Canadian GAAP allows alternate treatment of mineral rights with respect to balance sheet classification. CICA Handbook Section 1581 Business Combinations defines such assets as intangible assets while CICA Handbook Section 3061 defines acquired mineral rights as property, plant and equipment. In the United States, the Securities and Exchange Commission has interpreted FASB 141 Business Combinations, which is consistent with CICA  HB 1581, in such a way that under U.S. GAAP mineral rights are classified as intangible assets. The issue has been referred to the Emerging Issues Task Force ("EITF") for its consideration. There can be no certainty as to the conclusions the EITF will reach, nor as to whether Canadian GAAP will continue to allow alternate treatments. Historically the Company has classified such assets, less the related accumulated depreciation, depletion and amortization, as "Mining Interests" on its consolidated balance sheet. The Company continues to believe this to be the appropriate classification under Canadian GAAP.

    Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

  (h)
  Royalty interests:

    The Company records its royalty interests at the lower of cost and net recoverable amount. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

  (i)
  Impairment of assets:

    The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements' best estimate of undiscounted future cash flows.

    If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

  (j)
  Plant and equipment:

    Plant and equipment are depreciated annually on a straight-line basis using rates of 5% to 33%.

  (k)
  Goodwill:

    Goodwill is tested for impairment at least annually to ensure that the fair value remains greater than or equal to book value. Any excess of book value over fair value would be charged to earnings in the period in which the impairment is determined.

  (l)
  Rehabilitation costs:

    Estimated reclamation and mine closure costs are accrued and charged to earnings over the estimated life of the mine. These estimated costs are based on currently enacted legislation. Ongoing reclamation costs are charged to earnings the year they are incurred.

  (m)
  Translation of foreign currencies:

    The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

  (n)
  Fair values of financial instruments:

    The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), accounts receivable and other, restricted cash, accounts payable and accrued liabilities and share purchase loans in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

    Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

  (o)
  Hedging:

    The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

  (p)
  Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

    Provisions are made for tax liabilities on anticipated repatriation of unremitted earnings of the Company's foreign subsidiaries and joint ventures.

  (q)
  Stock-based compensation plans:

    The Company has two stock-based compensation plans, which are described in note 12. Compensation expense is recognized using the fair value-based method when stock options are issued to non-employees on or after January 1, 2002 (note 12(d)). No compensation expense is recognized when stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

  (r)
  Earnings (loss) per share:

    Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings (loss) per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

  (s)
  Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining and exploration properties, depreciation and depletion rates and accrued liabilities and contingencies. Actual results could be materially different from those estimates.

2.     ACQUISITION

  On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options ("Options"). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

  The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

Fair Value
Assets and liabilities acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886

$218,331

Consideration paid:
Issue of 62,978,855 common shares of the Company	$212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820

$218,331

3.     GOLD BULLION

	2003	2002
Ounces held	144,723	97,371
Acquisition cost ($/oz)	327	314
Acquisition cost	$47,283	$30,578
Dec. 31 spot price for gold ($/oz)	417	343
Dec. 31 market value	$60,394	$33,377

4.     INVENTORIES

	2003	2002
Gold doré	$3,300	$3,798
Mine supplies	7,097	5,995

	$10,397	$9,793

5.     MARKETABLE SECURITIES

  At December 31, 2003, marketable securities were comprised of:

	Number of Shares or Warrants Held	Book Value	Market
Cross Lake Minerals Ltd.	1,000,000	$58	$139
Glencairn Gold Corporation*	2,889,050	1,058	2,340

		$1,116	$2,479

* Formerly Black Hawk Mining Inc.

6.     LONG-TERM RECEIVABLES

	2003	2002
Notes receivable from the Government of Mali (note 11)	$6,635	$7,420
Share purchase loans (note 13)	—	1,057
Loans receivable (a)	975	—

	$7,610	$8,477

  (a)
  The Company holds a loan to Combined Metals Reduction Company, secured by a first mortgage on Combined Metals' Gabbs Valley property in Nevada. The loan is in default and Combined Metals has been in Chapter 11 bankruptcy protection since September 2002. The loan is recorded on the balance sheet for an estimated fair value of $725,000.

    The Company holds a loan to Addwest Minerals International Ltd., secured by Addwest's Gold Road gold property in Arizona. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

7.     WORKING INTERESTS

  The Company holds an 18.9% working interest in Gold Fields Ghana Limited ("Tarkwa"), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $42,742,000. This amount includes an upward purchase price adjustment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

  The Company also holds an 18.9% working interest in Abosso Goldfields Limited ("Damang"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 at its fair value of $15,298,000. This amount includes an upward purchase price adjustment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

	2003
	Tarkwa	Damang	Total
Balance, January 7, 2003	$42,742	$15,298	$58,040
Investments	2,815	—	2,815
Income from working interests	6,739	2,911	9,650
Cash received	(3,992)	(6,707)	(10,699)

Balance, end of year	$48,304	$11,502	$59,806

8.     ROYALTY INTERESTS

  Investments in net royalty interests are:

	December 31, 2003
	Cost	Accumulated Amortization	Net Royalty Interest
Revenue producing properties
Diavik (a)	$49,446	$1,129	$48,317
Don Mario (b)	4,162	182	3,980
El Limón (c)	1,233	252	981
Joe Mann (d)	—	—	—
Magistral (e)	3,109	91	3,018
Rex Diamond (f)	500	—	500
Vueltas del Rio (g)	350	290	60
Williams Mine (h)	6,203	771	5,432
Non-revenue producing royalties
Dolores (i)	653	—	653

	$65,656	$2,715	$62,941

  Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties' owners obtaining adequate financing and the development of economic mining operations. For royalty interests with a gold component, a price of US$340 per ounce has been used in determining whether carrying values have been impaired. The cost of the royalty represents their fair value as of January 7, 2003.

  Revenue producing royalties:

  (a)
  The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

  (b)
  The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

  (c)
  The Company holds a 3% NSR royalty on the El Limón mining operation in Nicaragua owned by Glencairn Gold Corporation ("Glencairn"), formerly Black Hawk Mining Inc.

  (d)
  The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. ("Campbell"). The royalty rate is 1.5% starting at a gold price of US$325 per ounce and rising .01% for each $1.00 increase in the price of gold to a maximum of 2.0% at a gold price of US$375 per ounce or higher. After receipt of royalty payments of Cdn$500,000, the royalty rate reduces to a flat 1% on gold prices at or greater than US$350 per ounce. As at December 31, 2003, the Company has received a total of Cdn$375,000 of royalty payments from Campbell.

  (e)
  The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Queenstake Resources Ltd. The royalty rate is 1% on the first 30,000 ounces of gold production, 3.5% on the subsequent 350,000 ounces and 1% thereafter. As at December 31, 2003, the Company has received royalty payments related to 26,000 ounces of gold production.

  (f)
  The Company holds the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation's properties in South Africa.

  (g)
  The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Defiance Mining Corporation (formerly Geomaque Explorations Ltd.). The royalty rate increases by 1% for each US$100 per ounce increase in the price of gold above US$400 per ounce to a maximum rate of 5%.

  (h)
  The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

  Non-revenue producing royalties:

  (i)
  The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

9.     MINING INTERESTS

	2003			2002
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Plant and equipment	$98,076	$58,071	$40,005	$92,738	$45,035	$47,703
Mining property and deferred costs	91,037	48,459	42,578	85,070	37,791	47,279
Construction in progress	2,342	—	2,342	1,870	—	1,870

	$191,455	$106,530	$84,925	$179,678	$82,826	$96,852

  Mining interests are held through:

  (a)
  A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited ("AngloGold") (38%), the Government of Mali ("GOM") (18%) and International Financial Corporation ("IFC") (6%).

  (b)
  A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

  The GOM interests in Sadiola and Yatela are free and carried interests.

10.   DEFERRED HEDGE REVENUE

  Deferred revenue of $1,655,000 arising from the termination of forward sales in 2001 but designated as hedges of future years' sales will be taken to revenues in 2004.

11.   NON-RECOURSE LOANS PAYABLE

	2003	2002
Yatela — non-recourse project loans	$11,342	$13,091
Note receivable from the Government of Mali, included in long-term receivables (note 6)	6,635	7,420

Net Yatela obligation	$4,707	$5,671

  Yatela project loans:

  The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate ("LIBOR") plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela operating cash flows. 15% ($11,342,000; 2002 — $13,091,000) of Yatela's project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the project loan.

  As at December 31, 2003, a note receivable of $6,635,000 (2002 — $7,420,000), included in long-term receivables, represents the Company's portion of all funding made on behalf of the GOM's free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company's net obligation for the Yatela project is $4,707,000 (2002 — $5,671,000).

  After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

12.   SHARE CAPITAL

  (a)
  Authorized:
  Unlimited first preference shares, issuable in series
  Unlimited second preference shares, issuable in series
  Unlimited common shares

    Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance, December 31, 2001	73,474,358	$96,782
Shares issued for cash, net of issue costs (i)	4,000,000	17,679
Exercise of options	1,769,730	3,828

Issued and outstanding, December 31, 2002	79,244,088	118,289
Shares issued on acquisition of Repadre (ii)	62,978,855	212,839
Exercise of options	3,110,902	11,080

Issued and outstanding, December 31, 2003	145,333,845	$342,208

    (i)
    On June 6, 2002, the Company completed a share offering by way of Prospectus for 4,000,000 common shares at a price of Cdn$7.00 per share, resulting in gross proceeds of $18,264,000. Share issue costs of $585,000, net of taxes, have been charged against the proceeds from the offering.

    (ii)
    On January 7, 2003 in connection with the acquisition of Repadre (note 2), the Company issued 62,978,855 common shares and 2,712,000 replacement common share options with a value of $212,839,000, net of shares issue costs of $90,000, and $4,582,000 respectively.

  (b)
  Share option plan:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

    A summary of the status of the Company's share option plan as of December 31, 2003 and 2002 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

	2003		2002
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of the year	4,983,437	$5.18	6,189,501	$4.41
Granted on acquisition of Repadre (a)(ii)	2,712,000	2.65	—	—
Granted	880,000	7.60	672,000	7.21
Exercised	(3,110,902)	3.75	(1,769,730)	3.38
Forfeited	(50,000)	4.37	(108,334)	3.22

Outstanding, end of year	5,414,535	$5.13	4,983,437	$5.18

Options exercisable, end of year	4,033,869	$4.50	3,401,770	$5.14

    The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options exercisable
Range of Exercise Prices	Number outstanding, December 31, 2003	Weighted average remaining contractual life — years	Weighted average exercise price	Weighted number exercisable, December 31, 2003	Weighted average remaining contractual life — years	Weighted average exercise price
$1.25 - $2.00	301,668	6.6	$1.28	301,668	6.6	$1.28
$2.01 - $3.00	520,000	1.9	2.67	520,000	1.9	2.67
$3.01 - $4.00	1,427,800	6.4	3.80	1,226,467	6.2	3.78
$4.01 - $5.00	230,000	3.3	4.70	230,000	3.3	4.70
$5.01 - $6.00	1,452,400	2.2	5.74	1,422,400	2.1	5.75
$6.01 - $7.00	25,000	2.9	6.90	25,000	2.9	6.90
$7.01 - $7.88	1,457,667	8.8	7.55	308,334	7.9	7.48

	5,414,535	5.4	$5.13	4,033,869	4.2	$4.50

  (c)
  Share purchase plan and share bonus plan:

    The Company has a share purchase plan for employees whereby the Company will match the participants' contribution to purchase a maximum of 750,000 common shares and share bonus plan for employees to a maximum of 600,000 common shares. These plans were not active in 2003 or 2002.

  (d)
  Stock-based compensation:

    The Company expenses the fair value of all stock-based compensation granted to non-employees on or after January 1, 2002. During 2002, 150,000 options were granted to non-employees at an exercise price of Cdn$7.35 per option. The value of these options was calculated to be $2.35 per option. During 2003, $314,000 (2002 — $8,000) was recorded as compensation expense for these options. No new options were granted to non-employees during 2003.

    Stock options granted to employees are accounted for as a capital transaction. The fair value of options granted to employees is not expensed on the statement of operations. The Company discloses in the table below the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method.

    In 2002, 507,000 options were granted to employees at an average exercise price of Cdn$7.28 per option. The fair value of these options is calculated to be $2.22 per option. In 2003, 830,000 options were granted to employees at an average exercise price of Cdn$7.60 per option. The fair value of these options is calculated to be Cdn$1.50 per option. The value of these options granted in 2002 and 2003 is expensed over the options' vesting period of three years. Also in 2003, 773,000 modified options at an average exercise price of Cdn$5.40 per option were granted to non-continuing directors and severed employees as a result of the acquisition of Repadre. The fair value of these options is calculated to be $2.11 per option. The effect of expensing these options on the statement of operations is shown on a pro forma basis in the table below:

	2003	2002
Net earnings for the year	$15,039	$5,535
Compensation expense related to fair value of employee stock options	2,474	128

Pro forma earnings for the year	$12,565	$5,407

Pro forma earnings per share, basic and diluted	$0.09	$0.07

    The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

  (e)
  Earnings per share:

    Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

    Basic earnings per share computation:

	2003	2002
Numerator:
Net earnings	$15,039	$5,535

Denominator (000's):
Average common shares outstanding	142,954	76,452
Basic earnings per share	$0.11	$0.07

    Diluted earnings per share computation:

	2003	2002
Numerator:
Net earnings	$15,039	$5,535
Denominator (000's):
Average common shares outstanding	142,954	76,452
Dilutive effect of employee stock options	2,373	1,175

Total average common shares outstanding	145,327	77,627

Diluted earnings per share	$0.10	$0.07

    Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2003	2002
Outstanding options (000's):	120	195

13.   SHARE PURCHASE LOANS

  The Company provided share purchase loans to three officers and employees. During 2003, two of the loans were fully repaid and the third loan was partially repaid. At year-end 2003, the principal amount outstanding of the loan was $0.3 million. The principal amount is secured by 140,000 shares of the Company.

  In accordance with EIC 132, the share purchase loans balance for 2003 has been classified under shareholders' equity. The 2002 balance has not been restated and is included in long-term receivables.

14.   RELATED PARTY TRANSACTIONS

  During 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $417,000 (2002 — $466,000). These amounts are included in corporate administration expense.

15.   INCOME TAXES

  The Company has a net future tax liability of $21,217,000 (2002 — $3,006,000), which is presented on the balance sheet as:

	2003	2002
Future tax asset	$47	$304
Future tax liability	(21,264)	(3,310)

Net future liability	$21,217	$3,006

  The main components that give rise to future tax assets and future tax liabilities are as follows:

	2003	2002
Future tax assets:
Mining assets	$47	$304
Other assets	148	46
Exploration and development expenses	10,292	3
Share issue costs	577	221
Non-capital losses	10,142	1,903
Corporate minimum tax credit	205	99

	21,411	2,576
Future tax liability:
Royalty interests	(23,410)	—
Net profits interest	(2,541)	(5,582)

	(25,951)	(5,582)

	(4,540)	(3,006)
Valuation allowance	(16,677)	—

Net future tax liability	$21,217	$3,006

  Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 37% (2002 — 39%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2003	2002
Earnings before income taxes	$15,241	$7,695

Computed "expected" tax expense	$5,581	$2,972
Increase (reduction) in income taxes resulting from:
Earnings not subject to taxation	(2,631)	(574)
Earnings subject to different tax rates	(3,548)	(1,403)
Resource allowance	(257)	—
Change in enacted corporate income tax rates	429	—
Foreign exchange losses not tax benefited	1,364	—
Expenses not tax benefited	129	1,132
Other	(865)	33

	$202	$2,160

  The Company has non-capital loss carry forwards for Canadian income tax purposes of $28,028,000 available to reduce taxable income on or prior to 2010. Approximately $17,000,000 of these non-capital loss carry forwards have not been tax benefited.

  The non-capital losses will expire in the following years:

2004	$15,643
2005	1,676
2008	2,548
2009	4,081
2010	4,080

$28,028

16.   CONTINGENCIES AND COMMITMENTS

  (a)
  The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

    On December 10, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn$1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. The Company has recorded an expense of $2,900,000 in relation to this judgement.

    The Plaintiff has filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company has filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate. The appeals are expected to be heard in April 2004.

  (b)
  In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company's share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. The Company will be working with the other partners in the Yatela and Sadiola mines to negotiate a withdrawal of the audit claims, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

  (c)
  The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations as new information becomes available.

17.   FINANCIAL INSTRUMENTS

  As at December 31, 2003, the Company had 11,400 ounces (2002 — 22,800) (proportionate share) of written call options outstanding at an average strike price of $385 per ounce. The mark to market value of these call options represented a liability of $538,000 (2002 — $258,000) to the Company, which is included in accounts payable.

18.   SEGMENTED INFORMATION

  (a)
  Following the acquisition of Repadre Capital Corporation (note 2), the Company has identified the following reporting segments. The Company's share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

2003	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$13,504	$—	$100,454	$113,958
Other current assets	28,970	—	2,870	31,840
Long-term assets	104,379	78,073	3,330	185,782
Long-term assets related to working interests	119,561	—	—	119,561

	$266,414	$78,073	$106,654	$451,141

Current liabilities	$14,316	$—	$12,943	$27,259
Long-term liabilities	16,515	—	21,264	37,779

	$30,831	$—	$34,207	$65,038

Revenues	$96,607	$4,504	$—	$101,111
Earnings from working interests	9,650	—	—	9,650
Operating costs of mine	58,379	—	—	58,379
Depreciation and amortization	23,837	2,715	94	26,646
Exploration expense	—	—	5,496	5,496
Other expense	9	—	7,991	8,000
Interest & investment expense (income), net	(675)	—	(2,326)	(3,001)
Income taxes	4,571	126	(4,495)	202

Net earnings (loss)	$20,136	$1,663	$(6,760)	$15,039

2002	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,052	$—	$36,361	$46,413
Other current assets	26,890	—	353	27,243
Long-term assets	114,620	—	2,362	116,982

	$151,562	$—	$39,076	$190,638

Current liabilities	$8,580	$—	$8,192	$16,772
Long-term liabilities	18,550	—	3,310	21,860

	$27,130	$—	$11,502	$38,632

Revenues	$89,824	$—	$—	$89,824
Operating costs of mine	49,026	—	—	49,026
Depreciation and amortization	20,588	—	38	20,626
Exploration expense	—	—	6,088	6,088
Other expense	(37)	—	6,280	6,243
Interest & investment expense (income), net	487	—	(341)	146
Income taxes	2,713	—	(553)	2,160

Net earnings (loss)	$17,047	$—	$(11,512)	$5,535

  (b)
  The Company's $13,504,000 share of cash (2002 — $10,052,000) in the joint ventures is non-discretionary.

    The Company's share of joint venture cash flows is as follows:

	2003	2002
Cash flows from (used in) operations	$33,798	$27,832
Cash flows from (used in) financing	(21,116)	(21,352)
Cash flows from (used in) investments	(9,180)	(7,772)

19.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

  Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

  Statement of earnings:

	2003	2002
Net earnings for the year reported under Canadian GAAP	$15,039	$5,535
Earnings from Sadiola and Yatela, under Canadian GAAP, using proportionate consolidation (a)	(10,756)	(17,369)
Equity earnings of Sadiola under U.S. GAAP (a)	9,590	11,724
Equity earnings of Yatela under U.S. GAAP (a)	1,306	5,945
Stock-based compensation (b)	(2,422)	(5,399)
Amortization of royalty interests (c)	(338)	—
Income taxes on above	116	—

	12,535	436
Impact of change in accounting policy on adoption of SFAS 143 (iv)	267	—

Net earnings, U.S. GAAP	$12,802	$436

Basic and diluted, net earnings per share, U.S. GAAP:
Before impact of accounting policy change	$0.09	$0.01
Impact of accounting policy change	—	—

Total basic and diluted	$0.09	0.01

  The effect of the U.S. GAAP differences discussed below on the Company's consolidated shareholders' equity is as follows:

	2003	2002
Shareholders' equity based on Canadian GAAP	$386,103	$152,006
Impact on shareholders' equity of U.S. GAAP adjustments:
Sadiola equity accounting (a)	798	(6)
Yatela equity accounting (a)	(961)	(564)
Amortization of royalty interests (c)	(338)	—
Income taxes on above	116	—
Other comprehensive income (d)	1,086	—
Share purchase loans (e)	—	(1,057)

Shareholders' equity based on U.S. GAAP	$386,804	$150,379

  (a)
  Investments in Sadiola, Yatela, Tarkwa and Damang:

    Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under

    U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

    For U.S. GAAP purposes, the Company's share of earnings from its investments have been adjusted for the following items:

    (i)
    Deferred development costs:

    Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

    (ii)
    Start-up costs:

    U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

    (iii)
    Depletion of mining interests:

    U.S. GAAP requires depletion to be calculated using proven and probable reserves as the denominator in the calculation. Canadian GAAP allows depletion to be charged over the estimated economical life of the mine.

    (iv)
    Rehabilitation provision:

    As of January 1, 2003, the Company has adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. Current year earnings reflects an increase of $267,000 relating to the impact of a change in accounting policy on adoption of SFAS 143.

    Pro forma earnings as if the change in accounting policy were applied retroactively is as follows:

	2003	2002
Pro forma net earnings	$13,069	$406
Pro forma earnings per:
Basic and diluted	$0.09	$0.01
    (v)
    Financial instruments:

    Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under U.S. GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under U.S. GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

    For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company's proportionate share of the net earnings or loss of the joint ventures, and (c) distributions from the joint ventures.

    The changes in the Company's equity method investments pursuant to U.S. GAAP are as follows:

	2003	2002
Equity method investments, beginning of year	$123,859	$119,897
Acquisition of Tarkwa and Damang (note 2)	58,040	—
Net earnings	21,051	18,042
Other comprehensive income	—	(245)
Distributions received	(29,820)	(14,170)
Additional investments	2,535	335

Equity method investments, end of year	$175,665	$123,859

    The Company's proportionate share of the summarized balance sheet information of the joint ventures, accounted for by the equity method in accordance with U.S. GAAP, is as follows:

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$15,916	$6,606	$32,547	$9,742	$185	$64,996
Long-term assets, net	47,951	7,657	62,936	42,366	—	160,910

	$63,867	$14,263	$95,483	$52,108	$185	$225,906

Current liabilities	$3,523	$1,764	$11,064	$5,621	$88	$22,060
Long-term obligations and other	12,040	997	2,154	12,990	—	28,181
Equity	48,304	11,502	82,265	33,497	97	175,665

	$63,867	$14,263	$95,483	$52,108	$185	$225,906

	2002
	Sadiola	Yatela	Other	Total
Current assets	$21,804	$10,841	$193	$32,838
Long-term assets, net	71,954	42,239	—	114,193

	$93,758	$53,080	$193	$147,031

Current liabilities	$4,082	$3,609	$88	$7,779
Long-term obligations and other	1,574	13,819	—	15,393
Equity	88,102	35,652	105	123,859

	$93,758	$53,080	$193	$147,031

    The Company's proportionate share of the summarized results of operations of the investments, accounted for by the equity method in accordance with U.S. GAAP, are as follows:

	2003
	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$37,548	$20,698	$62,967	$31,986	$—	$153,199
Expenses (recoveries)	30,809	17,787	53,223	30,565	(236)	132,148

Net earnings (loss)	$6,739	$2,911	$9,744	$1,421	$236	$21,051

	2002
	Sadiola	Yatela	Other	Total
Revenue	$55,187	$32,982	$—	$88,169
Expenses (recoveries)	43,463	27,037	(373)	70,127

Net earnings (loss)	$11,724	$5,945	$373	$18,042

  (b)
  Stock-based compensation:

    The Company accounts for its stock based compensation under U.S. GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock based compensation for employees and directors under APB 25. Prior to June 2002, the Company had stock appreciation rights which were marked-to-market, resulting in an expense recorded for options granted to directors and employees. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

    If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2003	2002
Net earnings, U.S. GAAP	$12,802	$436
Add expense already recognized under APB 25	28	4,486
Additional expense under FAS No. 123	(322)	(682)

Pro forma net earnings	$12,508	$4,240

Pro forma earnings per share:
Basic and diluted	$0.09	$0.05

  (c)
  Amortization of royalty interests:

    Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under U.S. GAAP for revenue producing royalties.

  (d)
  Marketable securities:

    Under U.S. GAAP, marketable securities are classified as "available for sale" and are recorded at fair value with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of other comprehensive income.

  (e)
  Share purchase loans:

    Under U.S. GAAP, share purchase loans are deducted from shareholders' equity. Under Canadian GAAP, these loans are recorded as assets in 2002 and as a deduction to shareholders' equity in 2003.

  Balance sheets:

  The Company's balance sheets under U.S. GAAP are presented below:

	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$53,171	$5,783
Gold bullion	47,283	30,578
Accounts receivable	319	143
Royalty receivables	1,658	—
Related party receivables	168	184
Corporate tax receivable	569	—
Prepaid expenses	155	26

	103,323	36,714
Marketable securities	2,479	—
Long-term receivable	975	—
Equity investments	175,665	123,859
Royalty interests	62,603	—
Goodwill	74,886	775
Fixed and other assets	1,239	531

	$421,170	$161,879

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$737	$966
Accrued liabilities	1,570	720
Accrued liabilities — AngloGold	1,019	1,044
Accrued liabilities — legal settlement	2,900	2,900
Dividends payable	6,708	2,527
Related party payables	7	33

	12,941	8,190
Future tax liability	21,425	3,310
Shareholders' equity:
Common shares	347,681	120,599
Stock options	8,789	7,408
Contributed surplus	78	78
Share purchase loans	(266)	(1,057)
Retained earnings	29,436	23,351
Other comprehensive income	1,086	—

	386,804	150,379

	$421,170	$161,879

  Statements of comprehensive income:

  In June 1997, the Financial Accounting Standards Board in the United States issued FAS No. 130 which established standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

  FAS No. 130 requires that the Company (i) classify items of other comprehensive income by their nature in the financial statement and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

  The statements of comprehensive income for the years ended December 31, 2003 and 2002 would be presented as follows on a U.S. GAAP basis:

	2003	2002
Net earnings based on U.S. GAAP	$12,802	$436
Other comprehensive gain:
Marketable securities	1,086	—
Cash flow hedges	—	(245)

Comprehensive income based on U.S. GAAP	$13,888	$191

Comprehensive income per share, U.S. GAAP:
Basic and diluted	$0.10	$—

  Pro forma statement of 2002 earnings (unaudited):

  The pro forma revenues and earnings of the Company as if the acquisition of Repadre had occurred on January 1, 2002 would have been as follows:

Pro forma royalty revenues	$1,667
Pro forma equity earnings from investments	$24,997
Pro forma net earnings	$6,251
Pro forma net earnings per share, basic and diluted	$0.04

  Statements of cash flows:

  The Company's statements of cash flows under U.S. GAAP are presented below:

	2003	2002
CASH PROVIDED BY (USED IN):
Operating activities:
Net earnings, U.S. GAAP	$12,802	$436
Items not affecting cash:
Depreciation and amortization	3,147	38
Future income taxes	(4,815)	(550)
Equity earnings of investees	(21,051)	(18,042)
Stock compensation	2,736	5,399
Gain on gold bullion	—	(67)
Gain on sale of marketable securities	(1,510)	—
Unrealized foreign exchange losses	3,041	—
Net profits interest received from Sadiola	15,580	7,600
Dividends received from Tarkwa	3,992	—
Changes in non-cash working capital:
Current receivables	(1,056)	(25)
Accounts and related party payables	(1,518)	748
Accrued liabilities	825	2,845
Prepaid expenses	(129)	(11)

	(12,044)	(1,629)
Financing activities:
Issue of common shares, net of issue costs	8,314	21,277
Share purchase loans	1,469	61
Dividends paid	(2,519)	(2,306)

	7,264	18,982
Investing activities:
Net cash acquired from Repadre Capital Corporation (note 2)	34,232	—
Investments in Tarkwa	(2,815)	—
Investments in Yatela	—	(335)
Receipts from Damang	6,707	—
Receipts from Yatela	3,821	6,570
Other assets	(743)	(1,282)
Purchase of gold bullion	(16,154)	(31,992)
Proceeds from sale of gold bullion	—	1,481
Proceeds from disposition of marketable securities	3,032	—

	28,080	(25,558)

Decrease in cash and cash equivalents	47,388	(8,205)
Cash and cash equivalents, beginning of year	5,783	13,988

Cash and cash equivalents, end of year	53,171	5,783

Supplemental cash flow information:
Income taxes paid	$—	$—

  Impact of recent United States accounting pronouncements:

  In April 2003, FASB issued Statement No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company is not affected by this pronouncement as it has no such derivative instruments or contracts.

  In May 2003, FASB issued Statement No. 150 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company does not believe it will be affected by this pronouncement as it has no financial instruments with such characteristics.

20.   COMPARATIVE FIGURES

  Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

21.   SUBSEQUENT EVENT

  On March 31, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. ("Wheaton"). The combination will be completed by way of a plan of arrangement whereby each Wheaton share will be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company's existing shareholders. As a result, the transaction will be accounted for as if Wheaton is the acquiring company.

  The combination is subject to due diligence, to be concluded before April 30, 2004 whereupon the parties will enter into a definitive agreement. The combination is subject to receipt of fairness opinions, all requisite regulatory approvals and third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company's shareholders. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter.

  If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

KPMG LLP AUDITORS' CONSENT

        We have read the notice of annual and special meeting of shareholders of IAMGold Corporation ("IAMGold") and joint management information circular (the "Circular") of IAMGold and Wheaton River Minerals Ltd. ("Wheaton") dated April 30, 2004 relating to the business combination of IAMGold and Wheaton. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the use in the above-mentioned Circular of our report to the directors of IAMGold on the balance sheet of IAMGold as at December 31, 2003 and the statements of operations, shareholders' equity and cash flows for the year then ended. Our report is dated March 3, 2004 (except Note 21 which is at March 31, 2004).

Chartered Accountants
Toronto, Ontario
April 30, 2004

EXHIBIT E

MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS
OF WHEATON RIVER MINERALS LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

        The following should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2003 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. All figures are in United States dollars unless otherwise noted.

2003 HIGHLIGHTS

  •
  Net earnings of $57.7 million ($0.14 per share) compared with $5.6 million ($0.04 per share) in 2002.

  •
  Operating cash flows of $126.7 million (2002 — $4.4 million).

  •
  Sales of 450,100 gold equivalent ounces and 113.7 million pounds of copper (2002 — 106,300 gold equivalent ounces).

  •
  Total cash costs of $61 per gold equivalent ounce (2002 — $182).

  •
  The Company remains unhedged to increases in gold, copper and silver prices.

  •
  Cash and cash equivalents at December 31, 2003 of $151.9 million (2002 — $22.9 million) and working capital of $147.5 million (2002 — $24.4 million).

OVERVIEW

        Wheaton River Minerals Ltd. ("Wheaton" or the "Company") is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

        During 2003, Wheaton acquired a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia. In addition, the Company acquired the Los Filos gold project in Mexico and, on January 9, 2004, the Amapari gold project in northern Brazil.

        On March 30, 2004, the Company announced a proposed combination with IAMGold Corporation ("IAMGold") that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGold share. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGold shareholders (74% and 26% respectively, on a fully diluted basis). The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGold. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter. If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

Summarized Financial Results

	2003	2002	2001

	(Notes 2 and 3)	(Note 4)	(Note 5)
Sales ($000's)	$212,633	$34,693	$9,010
Gold (ounces)	369,300	59,700	33,700
Silver (ounces)	6,054,200	3,208,900	—
Gold equivalent (ounces) (Note 1)	450,100	106,300	33,700
Copper (lbs)	113,718,700	—	—
Net earnings (loss) ($000's)	$57,659	$5,602	$(10,733)
Earnings (loss) per share — basic	$0.14	$0.04	$(0.18)
— diluted	$0.13	$0.04	$(0.18)
Cash flow from operations ($000's)	$126,678	$4,361	$1,691
Average realized gold price ($'s per ounce)	$365	$326	$278
Average realized silver price ($'s per ounce)	$4.88	$4.55	$—
Average realized copper price ($'s per lb)	$0.86	$—	$—
Total cash costs (per gold equivalent ounce) (Note 6)	$61	$182	$173
Cash and cash equivalents ($000's)	$151,878	$22,936	$1,735
Total assets ($000's)	$891,005	$152,098	$21,207
Long-term debt ($000's)	$122,423	$—	$—
Shareholders' equity ($000's)	$556,118	$108,054	$16,316

(1)
Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003 the equivalency ratio was 75 (2002 — 69) ounces of silver equals one ounce of gold sold.

(2)
Includes Peak's results from March 18, 2003 onwards.

(3)
Includes, with the exception of sales, 25% of Alumbrera's total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003. Sales include 37.5% of Alumbrera's total sales for the period from June 24 to December 31, 2003. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)
Includes Luismin's results from June 19, 2002 onwards.

(5)
Includes results of the Golden Bear mine in Canada, which ceased commercial production in 2001 and is presently in the process of being reclaimed.

(6)
The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

        Net earnings for 2003 were $57,659,000 or $0.14 per share, compared to $5,602,000 or $0.04 per share in 2002. The increase was primarily as a result of the contribution from the Alumbrera and Peak mines, acquired during 2003.

Quarterly Financial Review

2003	Q1	Q2	Q3	Q4	Total

	(Notes 2 and 3)
Sales ($000's)	$17,257	$28,814	$63,142	$103,420	$212,633
Gold (ounces)	35,100	92,600	105,400	136,200	369,300
Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200
Gold equivalent (ounces) (Note 1)	55,600	112,400	126,100	156,000	450,100
Copper (lbs)	3,551,000	28,139,400	28,296,800	53,731,500	113,718,700
Net earnings ($000's)	$4,064	$11,088	$14,689	$27,818	$57,659
Earnings per share — basic	$0.02	$0.03	$0.03	$0.06	$0.14
— diluted	$0.02	$0.03	$0.03	$0.05	$0.13
Cash flow from operations ($000's)	$9,752	$20,990	$31,453	$64,483	$126,678
Average realized gold price ($'s per ounce)	$347	$353	$366	$385	$365
Average realized silver price ($'s per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88
Average realized copper price ($'s per lb)	$0.68	$0.74	$0.81	$0.96	$0.86
Total cash costs (per gold equivalent ounce) (Note 5)	$175	$90	$98	$(39)	$61

2002	Q1	Q2	Q3	Q4	Total

	(Note 4)
Sales ($000's)	$—	$915	$15,840	$17,938	$34,693
Gold (ounces)	—	1,500	25,900	32,300	59,700
Silver (ounces)	—	90,900	1,445,800	1,672,200	3,208,900
Gold equivalent (ounces) (Note 1)	—	2,900	47,800	55,600	106,300
Net earnings ($000's)	$262	$1,814	$949	$2,577	$5,602
Earnings per share — basic	$0.00	$0.02	$0.01	$0.01	$0.04
— diluted	$0.00	$0.02	$0.01	$0.01	$0.04
Cash flow from operations ($000's)	$(1,050)	$2,443	$(2,663)	$5,631	$4,361
Average realized gold price ($'s per ounce)	$—	$299	$331	$323	$326
Average realized silver price ($'s per ounce)	$—	$4.47	$4.60	$4.51	$4.55
Total cash costs (per gold equivalent ounce)	$—	$176	$182	$186	$182

(1)
Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.

(2)
Includes Peak's results from March 18, 2003 onwards.

(3)
Includes, with the exception of sales, 25% of Alumbrera's total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003. Sales include 37.5% of Alumbrera's total sales for the period from June 24 to December 31, 2003. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)
Includes Luismin's results from June 19, 2002 onwards.

(5)
The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

RESULTS OF OPERATIONS

	Luismin	Peak	Alumbrera	Corporate	Total
	2003

	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000's)	$66,251	$36,475	$109,907	$—	$212,633
Gold (ounces)	106,300	97,200	165,800	—	369,300
Silver (ounces)	6,054,200	—	—	—	6,054,200
Gold equivalent (ounces) (Note 1)	187,100	97,200	165,800	—	450,100
Copper (lbs)	—	2,964,100	110,754,600	—	113,718,700
Net earnings (loss) ($000's)	$10,802	$5,277	$43,156	$(1,576)	$57,659
Average realized gold price ($'s per ounce)	$366	$365	$365	$—	$365
Average realized silver price ($'s per ounce)	$4.88	$—	$—	$—	$4.88
Average realized copper price ($'s per lb)	$—	$0.85	$0.86	$—	$0.86
Total cash costs (per gold equivalent ounce)	$186	$250	$(191)	$—	$61

(1)
Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003 the equivalency ratio was 75 ounces of silver equals one ounce of gold sold.

(2)
Peak results include the Company's 100% interest from March 18, 2003 onwards. The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)
Includes, with the exception of sales, 25% of Alumbrera's total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003. Sales include 37.5% of Alumbrera's total sales for the period from June 24 to December 31, 2003. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

	2002
	Luismin	Corporate	Total

	(Note 1)
Sales ($000's)	$34,693	$—	$34,693
Gold (ounces)	59,700	—	59,700
Silver (ounces)	3,208,900	—	3,208,900
Gold equivalent (ounces) (Note 1)	106,300	—	106,300
Net earnings ($000's)	$4,990	$612	$5,602
Average realized gold price ($'s per ounce)	$326	$—	$326
Average realized silver price ($'s per ounce)	$4.55	$—	$4.55
Total cash costs (per gold equivalent ounce)	$182	$—	$182

(1)
Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2002 the equivalency ratio was 69 ounces of silver equals one ounce of gold sold.

OPERATIONAL REVIEW

LUISMIN MINES

        The Company acquired the Luismin gold/silver mines during June, 2002 for a purchase price of $76,886,000 including acquisition costs. As part of the purchase consideration, a contingent payment of 11,355,113 of the Company's common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October, 2003.

	2003					2002
	Q1	Q2	Q3	Q4	Total	Total

Ore mined (tonnes)	189,800	184,500	186,300	181,800	742,400	422,900
Ore milled (tonnes)	183,900	181,900	182,800	176,000	724,600	420,700
Grade (grams/tonne)
— Gold	4.43	4.54	5.01	5.21	4.79	4.40
— Silver	291.23	288.92	285.88	291.15	289.28	263.14
Recovery (%)
— Gold	96	96	97	97	97	96
— Silver	90	91	91	90	91	90
Production (ounces)
— Gold	25,100	25,400	28,300	28,100	106,900	57,400
— Silver	1,554,700	1,527,600	1,520,700	1,483,300	6,086,300	3,218,300
— Gold equivalent (Note 1)	45,700	45,600	49,200	48,000	188,500	104,000
Sales
— ($'000's)	$15,653	$15,103	$17,152	$18,343	$66,251	$34,693
— Gold (ounces)	25,600	25,000	27,600	28,100	106,300	59,700
— Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200	3,208,900
— Gold equivalent (ounces) (Note 1)	46,100	44,800	48,300	47,900	187,100	106,300
Net earnings ($'000's)	$3,312	$2,768	$4,145	$577	$10,802	$4,990
Average realized gold price ($'s per ounce)	$353	$350	$366	$393	$366	$326
Average realized silver price ($'s per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88	$4.55
Total cash costs (per gold equivalent ounce)	$185	$200	$180	$179	$186	$182

(1)
Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003 the equivalency ratio was 75 (2002 — 69) ounces of silver equals one ounce of gold sold.

        During 2003, the Luismin gold/silver operations in Mexico sold 187,100 gold equivalent ounces at a total cash cost of $186 per ounce, compared with sales of 106,300 gold equivalent ounces at a total cash cost of $182 per ounce in 2002. The Luismin operations were acquired during June 2002, and hence the 2002 Wheaton operating results only include six and a half months of the Luismin operations.

        General and administrative expenses in 2003 were $4,816,000 compared to $3,899,000 in 2002. The 2003 costs represent the full year of operations whereas 2002 costs were incurred since the acquisition date on June 19, 2002. Costs incurred during the six and a half months of 2002 were abnormally high due to non-recurring expenses that resulted from the acquisition of Luismin by Wheaton.

        Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners. Luismin exploration expense in 2003 was $1,103,000 compared with $375,000 in 2002.

        The tax rate for the Luismin operations averaged 42% for the year, as compared with an expected rate of 32%, primarily as a result of certain expenses not being deductible for tax purposes. Luismin paid no significant cash taxes in 2003.

PEAK MINE

        The Company acquired the Peak gold mine in Australia on March 18, 2003 for a purchase price of $33,924,000 including acquisition costs.

	2003
	Q1	Q2	Q3	Q4	Total

Ore mined (tonnes)	20,000	247,500	352,700	219,200	839,400
Ore milled (tonnes)	25,300	157,200	157,500	153,100	493,100
Grade
— Gold (grams/tonne)	6.14	6.56	7.81	5.93	6.74
— Copper (%)	—	0.49	0.53	0.54	0.52
Recovery (%)
— Gold	85	87	85	88	85
— Copper	—	67	84	77	75
Production
— Gold (ounces)	4,100	28,900	33,600	25,700	92,300
— Copper (lbs)	—	778,700	1,438,100	1,396,800	3,613,600
Sales
— ($'000's)	$1,605	$9,475	$14,639	$10,756	$36,475
— Gold (ounces)	4,800	26,700	39,200	26,500	97,200
— Copper (lbs)	—	—	1,843,000	1,121,100	2,964,100
Net earnings (loss) ($'000's)	($121)	$1,298	$1,721	$2,379	$5,277
Average realized gold price ($'s per ounce)	$331	$355	$365	$391	$365
Average realized copper price ($'s per lb)	$—	$—	$0.80	$0.90	$0.85
Total cash costs (per ounce) (Note 1)	$330	$221	$223	$302	$250

(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

        Peak sold 97,200 ounces of gold and 3.0 million lbs of copper during the nine and a half months from the date of acquisition, March 18, 2003. Total cash costs averaged $250 per ounce (net of by-product copper sales revenue), being approximately 10% in excess of budget.

        The first nine and a half months of ownership were very much a transitional period. Major changes in underground operating methods during the fourth quarter negatively impacted production and total cash costs for the quarter, but are expected to result in improved long-term results. Other significant improvements during the year included a change in senior mine personnel and a 20% reduction in the workforce. These changes resulted in short-term operating inefficiencies, negatively impacting the 2003 operating results. However, the long-term benefits of many of these changes started to be seen in late 2003, and further significant improvements are expected commencing in early 2004.

        During the second quarter of 2003, mining of the Perseverance ore body was commenced, which contains high grades of gold and copper. Sales of the copper/gold concentrate produced from the Perseverance ore body commenced in the third quarter.

        The tax rate for Peak approximates 30%; however, no significant cash taxes were paid during 2003.

ALUMBRERA MINE (Wheaton interest — 37.5%)

        The Company acquired a 25% interest in the Alumbrera gold/copper mine in Argentina on March 18, 2003 and accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%. As a result of the Company's acquisition of this additional 12.5% interest, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards. The total purchase price was $270,459,000 including acquisition costs. The Alumbrera mine is operated by Xstrata plc, who owns a 50% interest in the mine.

	2003
(Wheaton's share only)	Q1	Q2	Q3	Q4	Total

Ore mined (tonnes)	322,700	2,171,700	2,219,300	2,409,000	7,122,700
Ore milled (tonnes)	330,800	2,235,400	3,043,100	3,415,000	9,024,300
Grade
— Gold (grams/tonne)	0.57	0.81	0.83	0.94	0.86
— Copper (%)	0.52	0.69	0.67	0.69	0.67
Recovery (%)
— Gold	79	74	73	74	74
— Copper	91	89	89	89	89
Production
— Gold (ounces)	4,800	43,300	59,000	75,900	183,000
— Copper (lbs)	3,457,100	29,912,800	39,895,700	47,098,200	120,363,800
Sales
— ($'000's)	$—	$4,236	$31,351	$74,320	$109,907
— Gold (ounces)	4,700	40,900	38,600	81,600	165,800
— Copper (lbs)	3,551,000	28,139,400	26,453,800	52,610,400	110,754,600
Net earnings ($'000's)	$516	$7,706	$8,919	$26,015	$43,156
Average realized gold price ($'s per ounce)	$301	$355	$366	$379	$365
Average realized copper price ($'s per lb)	$0.68	$0.74	$0.81	$0.96	$0.86
Total cash costs (per ounce) (Note 1)	($81)	$(112)	$(132)	$(277)	$(191)

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, 2003 average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

        Wheaton's share of Alumbrera's 2003 results amounted to 165,800 ounces of gold and 110.8 million lbs of copper at a total cash cost of minus $191 per ounce, net of by-product copper sales revenue.

        Total cash costs for Alumbrera decreased significantly throughout the period of ownership, from minus $81 per ounce in the first quarter to minus $277 per ounce in the fourth quarter. The primary reasons for this improvement were the increase in grades mined of both gold and copper and the increase in the selling price of copper during the period.

        Product shipments late in the third quarter (Wheaton's share — 20,400 ounces of gold and 13.4 million lbs of copper) were not recognized in sales until the fourth quarter due to shipping schedules that delayed the transfer of title, which is a requirement in the Company's accounting policy for revenue recognition. Had these shipments been recognized in the third quarter, as opposed to the fourth quarter, Wheaton's third quarter sales and net earnings would have been increased by, and the fourth quarter results would have been decreased by, approximately $15,700,000 and $5,600,000, respectively.

        The tax rate for Alumbrera approximates 30%; however, no significant cash taxes were paid in 2003.

CORPORATE

($000's)	2003	2002

General and administrative expenses	$(4,838)	$(2,430)
Interest and finance fees	(2,089)	(405)
Gain on sale of marketable securities	2,095	3,593
Foreign exchange gain	4,775	—
Other expenses	(1,095)	(304)

(Loss) earnings before income taxes	$(1,152)	$454
Income tax (expense) recovery	(424)	158

Corporate net (loss) earnings	$(1,576)	$612

        General and administrative expenses in 2003 totaled $4,838,000 compared with $2,430,000 in 2002. The increased costs in 2003 reflect the increased level of corporate activity.

        Interest and finance fees increased from $405,000 in 2002 to $2,089,000 in 2003, primarily as a result of the acquisition of Alumbrera. The 2003 foreign exchange gain of $4,775,000 resulted from the appreciation of Canadian dollar denominated cash deposits against the US dollar during the year.

        The tax rate in Canada approximates 38%; however, no significant cash taxes were paid in 2003.

Non GAAP measures — total cash cost per gold equivalent ounce calculation

        The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in $000's, except per ounce amounts)	2003	2002

Cost of sales per financial statements	$91,954	$19,355
Alumbrera equity adjustment (Note 1)	(5,628)	—
Treatment and refining charges	15,302	—
Non-cash adjustments	(2,226)	—
By-product copper sales	(75,743)	—
Royalties	3,712	—

	$27,371	$19,355

Divided by gold equivalent ounces sold	450,100	106,300
Total cash cost per ounce	$61	$182

(1)
Total cash costs are calculated as if the Company's initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis. The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2003 the Company had cash and cash equivalents of $151,878,000 (December 31, 2002 — $22,936,000) and working capital of $147,484,000 (December 31, 2002 — $24,422,000).

        In the opinion of management, the working capital at December 31, 2003, together with cash flows from operations, are sufficient to support the Company's normal operating requirements on an ongoing basis.

        Total assets increased to $891,005,000 at December 31, 2003 from $152,098,000 at December 31, 2002. Contributing to the rapid growth was the March 18, 2003 acquisition of a 25% interest in the Alumbrera mine in Argentina and 100% of the Peak gold mine in Australia, together with the June 24, 2003 acquisition of an additional 12.5% interest in Alumbrera. Total consideration for these acquisitions was $304,383,000 including acquisition costs, of which $33,924,000 was apportioned to Peak and $270,459,000 to Alumbrera. During October 2003, the Company acquired a 100% interest in the Los Filos gold deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold deposits, both located in Mexico, for cash consideration of $89,486,000.

        The acquisition of Peak and the initial 25% interest in Alumbrera were financed through the February 2003 issue of 230,000,000 subscription receipts for gross proceeds of $217,952,000 (Cdn$333,500,000) less share issue costs of $15,934,000. In March 2003, each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

        The $90,000,000 purchase price of the additional 12.5% interest in Alumbrera was satisfied by the payment of $65,000,000 in cash and by the issuance of a promissory note in the amount of $25,000,000 at an interest rate of LIBOR plus 2%, which is due on May 30, 2005. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired. The outstanding balance of the promissory note equals $19,443,000 after 2003 principal repayments of $5,557,000.

        The cash portion of the purchase price for the additional 12.5% of Alumbrera was funded by a $50,000,000 bank term loan, and a $25,000,000 revolving working capital facility which was repaid in August 2003. The bank term loan bears interest at LIBOR plus 2.75% per annum, requiring semi-annual principal repayments of $5,000,000 until June 30, 2005 and $7,500,000 until maturity on June 30, 2007, plus additional principal repayments based on the Company's consolidated net cash flows. The remaining principal amount of the bank term loan at December 31, 2003 was $45,000,000. The revolving working capital facility bears interest at LIBOR plus 3% per annum. The facility may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reducing to $15,000,000 to the maturity date of June 30, 2008. Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period from January 2004 to June 2008. The fair value of these options at December 31, 2003 is $2,030,000. The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised. Debt issue costs of $4,242,000 were incurred, and are being amortized to income over the term of the debt.

        Alumbrera project debt was incurred to finance the construction and operation of the mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997. The Company's share of the remaining balance outstanding at December 31, 2003 is $57,980,000, after principal payments of $19,362,000. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

        During August 2003, the Company issued 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less share issue costs of $4,514,000. Each unit consists of one common share of the Company and one-half of one Series "B" common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008. Together with cash on hand, the proceeds of the financing were utilized to complete the Los Filos acquisition in October 2003.

        During October 2003, the Company issued 38,100,000 units of the Company at a price of Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less share issue costs of $5,103,000. Each unit consists of one common share of the Company and one-half of one Series "B" common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008. The proceeds of the financing are held to fund potential acquisitions and mine construction costs.

        During 2003 the Company invested a total of $29,010,000 in property, plant and equipment including expenditures of $15,780,000 at the Luismin operations, $9,653,000 at Peak and $3,411,000 at Alumbrera. In May and November 2003, the Company received bi-annual cash distributions totaling $35,084,000 from Alumbrera.

        During 2002, the Company invested $76,886,000 to acquire the Luismin operations, financed by the issue of special warrants in the amount of $82,068,000. As part of the purchase consideration, a contingent payment of

11,355,113 common shares of the Company was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003. As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000.

        As of April 26, 2004, there were 568,210,638 common shares of the Company issued and outstanding.

        In addition, as of April 26, 2004, the Company has 23,936,161 stock options outstanding under its share option plan and 176,670,019 share purchase warrants outstanding.

Derivative instruments

        The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

        During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the price of gold. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%. During the year, the effective rate amounted to 5.8% and at December 31, 2003 the fair value of the gold-indexed interest rate swap was $(2,121,000).

Long-term debt repayment schedule

        Scheduled minimum repayments of the Company's long-term debt are as follows:

(in $000's)	Corporate	Project	Total

2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	—	2,900

	$64,443	$57,980	$122,423

Contractual obligations

        Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years. Operating lease expense in 2003 was $2,154,000 (2002 — $880,000; 2001 — $125,000). Following is a schedule of future minimum rental and lease payments required:

(in $000's)

2004	$1,616
2005	831
2006	329
2007	204
2008	166

3,146
Thereafter	624

Total minimum payments required	$3,770

Related party transactions

        In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation ("Endeavour"), a corporation with two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. In 2003, Endeavour was paid consulting and financial advisory fees of $2,288,000 (2002 — $1,412,000; 2001 — $373,000). In addition, during 2002 Sanluis Corporación SA de CV, a corporation with a director in common, was paid $100,000 for consulting fees.

RISKS AND UNCERTAINTIES

        The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.

Metal prices

        Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2004 net earnings by approximately 16%, 4% or 13%, respectively.

        Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

Currency fluctuations

        Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company's costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos and Australian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company's financial position.

        A 10% change in foreign exchange rates would have an approximate 11% impact on 2004 net earnings.

Government regulation

        The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could increase the cost of operations.

Foreign operations

        The majority of the Company's operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company's operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

        Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Environmental

        All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

        Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

        The mining and milling facilities at the San Dimas and San Martin mines are in compliance with Mexican environmental standards but are not in compliance with World Bank Group/International Finance Corporation ("IFC") environmental and social guidelines. The tailings impoundments at these units are being remediated in accordance with North American best practice.

        The tailings impoundment at the recently acquired Nukay mine is not in compliance with Mexican environmental standards. Luismin is in the process of evaluating the facility to determine the best course of action for bringing the tailings facility into compliance with both Mexican and World Bank Group/IFC environmental guidelines. Luismin is also currently preparing action plans to bring all of its mine sites into compliance with World Bank Group/IFC environmental and social guidelines.

CRITICAL ACCOUNTING ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified property, plant and equipment and provision for reclamation and closure as the main estimates for the following discussion. Note 2 of the Company's consolidated financial statements describes all of the significant accounting policies.

Property, plant and equipment

        Property, plant and equipment are the most significant assets of the Company, representing $583,911,000 at December 31, 2003. This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits. The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense. Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Provision for reclamation and closure

        Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

        The Company estimates that its discounted and undiscounted reclamation and closure liability will be $19,604,000 and $29,030,000, respectively. A total of $1,315,000 on an undiscounted and discounted basis, relates to the Golden Bear mine which ceased operations in 2001 and the balance represents future reclamation costs to be incurred at its operating mines.

CHANGES IN ACCOUNTING POLICIES

Accounting for asset retirement obligations

        On January 1, 2003, the Company chose to early adopt CICA Handbook Section 3110, Asset Retirement Obligations, which requires that the fair value of liabilities (discounted future cash expenditures) for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of the change has no material impact on the Company's consolidated financial statements as the fair value of estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition and Golden Bear expenses are fully accrued.

Stock-based compensation and other stock-based payments

        Effective January 1, 2004, the Company will retroactively adopt the changes to CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-based Payments", whereby all stock options granted are accounted for under the fair-value based method. In 2003, all stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant. For stock options granted to employees, the Company adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share were disclosed as if the fair value based method of accounting had been applied. On January 1, 2004 when the Company retroactively adopts Section 3870, opening retained earnings will be reduced by $16,848,000 for prior years' pro forma expense relating to these options.

OUTLOOK

        On January 9, 2004, the Company acquired the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series "B" common share purchase warrants. Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $113,500,000, including $1,200,000 of acquisition costs. During 2004, the Company is required to make additional cash payments of $15,200,000 to repay debt. Construction of an open pit heap leach operation has commenced, and site clearing, access road construction and foundation preparation are underway for the process facilities. Condemnation and final delineation drilling is in process, and further exploration is planned for the second half of 2004. Production is planned to commence during the fourth quarter of 2005.

        At the recently acquired Los Filos gold development project in Mexico, metallurgical, geotechnical and condemnation drilling is underway. The Company plans to complete a final feasibility study during 2004, with production scheduled to commence in early 2006.

        At the Luismin operations, a 25% process capacity expansion at Tayoltita and a 20% expansion at the San Martin mine are planned during 2004-2005.

        At the Peak mine, during 2004 additional development work will be performed at the Perseverance and New Occidental ore bodies which presently account for 100% of production. Development of the New Cobar underground ore body may commence in 2004, with commercial production possible for 2005. Resource delineation work will also be performed on the Chesney resource, which with the possible development of the New Cobar mine could establish infrastructure to exploit the Chesney resource 600 metres along strike.

        A reserve and mine plan review is scheduled to be completed at Alumbrera by July 2004, as current reserves and mine planning are based on metal prices of US$295 gold and US$0.80 copper. With new mineralization proven in the 2003 drilling program, there is potential to extend the life of Alumbrera in light of current gold and copper prices.

        Capital expenditures planned in 2004 to complete the work discussed above are expected to approximate $57,000,000, of which $22,000,000 will be incurred at Amapari. Luismin's budgeted expenditures are $21,000,000 of which $6,000,000 relates to Los Filos and $15,000,000 to San Dimas and San Martin. Peak has planned 2004 capital expenditures of $14,000,000.

        In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a cash cost of US$100 per ounce.

        On March 30, 2004, the Company announced a proposed combination with IAMGold which is expected to close in June 2004. The combination will create one of the world's top ten gold producers. 2004 annualized gold production for the combined company will approximate 1,000,000 gold equivalent ounces at a cash cost of less than US$100 per ounce. By 2006, production will increase by over 30% to 1,300,000 gold equivalent ounces through the development of the Amapari and Los Filos projects and the expansion of IAMGold's Tarkwa mine in Ghana. The new company will have a strong balance sheet with US$300,000,000 in cash and gold bullion. Proven and probable reserves will increase to 9,000,000 ounces plus additional measured and indicated resources of 4,400,000 ounces and inferred resources of 10,500,000 ounces. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

        Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

        This Management's Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Wheaton River Minerals Ltd.

        We have audited the consolidated balance sheets of Wheaton River Minerals Ltd. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 27, 2004 (except for Note 21 (b)
for which the date is March 30, 2004)

COMMENTS BY AUDITOR ON CANADA–UNITED STATES OF AMERICA REPORTING DIFFERENCE

        In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 2 (p) to the consolidated financial statements. Our report to the Shareholders, dated February 27, 2004 (except for Note 21(b) for which the date is March 30, 2004), is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the independent auditor's report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants
Vancouver, British Columbia
February 27, 2004 (except for Note 21 (b)
for which the date is March 30, 2004)

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31

	Note	2003	2002	2001
(US dollars and shares in thousands, except per share amounts)
Sales		$212,633	$34,693	$9,010

Cost of sales		91,954	19,355	5,452
Royalties		3,712	28	215
Depreciation and depletion		32,393	3,028	324
Reclamation		793	47	1,516

		128,852	22,458	7,507

Earnings from mining operations		83,781	12,235	1,503

Expenses and other income
General and administrative		9,654	6,329	2,516
Interest and finance fees		4,318	487	13
Exploration		1,875	2,126	340
Depreciation and amortization		1,778	108	25
Other (income) expense	4	(9,223)	(4,870)	9,188

		8,402	4,180	12,082

Earnings (loss) before the following		75,379	8,055	(10,579)
Equity in earnings of Minera Alumbrera Ltd	3(b)	7,324	—	—

Earnings (loss) before income taxes		82,703	8,055	(10,579)
Income tax expense	5	(25,044)	(2,453)	(154)

Net earnings (loss)		$57,659	$5,602	$(10,733)

Earnings (loss) per share
— basic		$0.14	$0.04	$(0.18)

— diluted		$0.13	$0.04	$(0.18)

Weighted-average number of shares outstanding
— basic		412,035	137,327	60,075

— diluted		439,214	143,227	61,186

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON RIVER MINERALS LTD.

CONSOLIDATED BALANCE SHEETS

At December 31

	Note	2003	2002
(US dollars and shares in thousands)
Assets
Current
Cash and cash equivalents		$151,878	$22,936
Appropriated cash	12(v)	8,840	—
Marketable securities	6	1,142	1,543
Accounts receivable		31,824	5,617
Product inventory and stockpiled ore	7	16,726	156
Supplies inventory		10,083	3,300
Other		4,287	782

		224,780	34,334
Property, plant and equipment	8	583,911	110,896
Stockpiled ore	7	60,736	—
Future income taxes	5	7,211	5,613
Other	9	14,367	1,255

		$891,005	$152,098

Liabilities
Current
Accounts payable and accrued liabilities	10	$31,402	$9,796
Income taxes payable		1,062	116
Current portion of long-term debt	12	41,000	—
Other		3,832	—

		77,296	9,912
Long-term debt	12	81,423	—
Future income taxes	5	145,730	17,509
Provision for reclamation	13	19,604	11,271
Future employee benefits and other	14	10,834	5,352

		334,887	44,044

Shareholders' Equity
Share purchase options	15	877	410
Contributed surplus		600	600
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 533,697 (December 31, 2002 — 190,400)	15	505,090	115,152
Retained earnings (deficit)		49,551	(8,108)

		556,118	108,054

		$891,005	$152,098

Commitments (Note 18)

Approved by the Directors

(Signed) IAN TELFER	(Signed) DOUGLAS HOLTBY
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31

	Common Shares		Special Warrants
					Share Purchase Options	Contributed Surplus	Retained Earnings (Deficit)
	Shares	Amount	Warrants	Amount				Total
(US dollars, shares and warrants in thousands)
At January 1, 2001	52,729	$25,284	—	$—	$—	$572	$(2,977)	$22,879
Shares issued for royalty payments	900	356	—	—	—	—	—	356
Special warrants issued	—	—	11,000	3,456	—	—	—	3,456
Special warrants exercised	1,090	346	(1,090)	(346)	—	—	—	—
Share options exercised	1,989	437	—	—	—	—	—	437
Shares repurchased and cancelled	(107)	(51)	—	—	—	28	—	(23)
Share issue costs	—	(373)	—	—	—	—	—	(373)
Fair value of stock options issued to non-employees	—	—	—	—	317	—	—	317
Net loss	—	—	—	—	—	—	(10,733)	(10,733)

At December 31, 2001	56,601	25,999	9,910	3,110	317	600	(13,710)	16,316
Special warrants issued	—	—	110,000	82,068	—	—	—	82,068
Special warrants exercised	119,910	85,178	(119,910)	(85,178)	—	—	—	—
Share options exercised	1,355	411	—	—	—	—	—	411
Warrants exercised	3,450	2,010	—	—	—	—	—	2,010
Shares issued on acquisition of Luismin SA de CV	9,084	6,805	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	(5,251)
Fair value of stock options issued to non-employees	—	—	—	—	93	—	—	93
Net earnings	—	—	—	—	—	—	5,602	5,602

At December 31, 2002	190,400	115,152	—	—	410	600	(8,108)	108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants exercised	9,602	5,192	—	—	—	—	—	5,192
Shares issued	327,074	402,266	—	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of stock options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	$505,090	—	$—	$877	$600	$49,551	$556,118

Shareholders' Equity (Note 15)

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31

	Note	2003	2002	2001
(US dollars in thousands)
Operating Activities
Net earnings (loss)		$57,659	$5,602	$(10,733)
Reclamation expenditures		(1,854)	(685)	(304)
Cash distribution from Minera Alumbrera Ltd		12,610	—	—
Items not affecting cash
Depreciation, depletion and amortization		34,171	3,136	349
Provision for reclamation		793	47	1,516
Gain on sale of marketable securities	4	(2,095)	(3,593)	—
Equity in earnings of Minera Alumbrera Ltd		(7,324)	—	—
Future employee benefits		461	380	—
Future income taxes	5	24,281	2,606	—
Share purchase options	15	467	199	211
Property, plant and equipment written down		—	—	8,707
Other		920	(1,090)	322
Change in non-cash working capital	16	6,589	(2,241)	1,623

Cash generated by operating activities		126,678	4,361	1,691

Financing Activities
Bank loans	12	75,000	—	—
Repayment of long-term debt		(54,919)	—	—
Common shares issued	15	390,522	2,421	414
Common share and special warrant issue costs		(25,551)	(5,251)	(373)
Debt issue costs	12 (iii)	(4,242)	—	—
Deferred gold put options	12 (i)	(5,786)	—	—
Special warrants issued	15 (a)	—	82,068	3,456

Cash generated by financing activities		375,024	79,238	3,497

Investing Activities
Proceeds on sale of marketable securities, net		4,013	6,169	—
Property, plant and equipment		(29,010)	(5,214)	(1,016)
Acquisition of Minera Alumbrera Ltd, net of cash acquired	3 (b)	(224,356)	—	—
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3 (b)	(34,187)	—	—
Acquisition of Los Filos and El Limón gold projects, net of cash acquired	3 (c)	(89,223)	—	—
Acquisition of Luismin SA de CV, net of cash acquired	3 (a)	—	(76,886)	—
Short-term money market instruments		—	13,013	(13,013)
Other		3	520	(457)

Cash applied to investing activities		(372,760)	(62,398)	(14,486)

Increase (decrease) in cash and cash equivalents		128,942	21,201	(9,298)
Cash and cash equivalents, beginning of year		22,936	1,735	11,033

Cash and cash equivalents, end of year		$151,878	$22,936	$1,735

Supplemental cash flow information	16

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31 2003, 2002 and 2001
(US dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Wheaton River Minerals Ltd (the "Company") is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia. During 2002 it also carried on exploration activities in Canada. The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

  On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina (Note 3). On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (Note 3). On October 31, 2003, the Company acquired the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico (Note 3). On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 21).

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Canadian generally accepted accounting principles

    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 20.

  (b)
  Basis of presentation

    These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at December 31, 2003 are listed below:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Luismin SA de CV ("Luismin")	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos development project in Mexico
Peak Gold Mines Pty Ltd ("Peak")	Australia	100%	Consolidated	Peak mine in Australia
Minera Alumbrera Ltd ("Alumbrera")	Argentina	37.5%	Proportionately consolidated	Alumbrera mine in Argentina
  (c)
  Investment in Minera Alumbrera Ltd

    On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company's share of earnings of Alumbrera have been included in the earnings of the Company since that date.

    On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition and acquisition of control of an intermediate holding company, the Company now has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders' agreement and, therefore, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

  (d)
  Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas where management's judgment is applied are asset valuations, depreciation and depletion, income taxes, employee future benefits, contingent liabilities and provision for reclamation. Actual results could differ from those reported.

  (e)
  Foreign currency translation

    The Company's functional and reporting currency is the United States dollar. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

  (f)
  Financial instruments

    The carrying values of cash and cash equivalents, appropriated cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their fair values.

    The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Hedging gains or losses are recognized in sales when the hedged production is sold.

  (g)
  Revenue recognition

    Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

  (h)
  Exploration and development expenditures

    Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a positive economic analysis has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

  (i)
  Income and resource taxes

    The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

  (j)
  Earnings per share

    Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method.

  (k)
  Cash and cash equivalents

    Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

  (l)
  Short-term money market instruments

    Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

  (m)
  Marketable securities

    Marketable securities are carried at the lower of cost and market value.

  (n)
  Inventories

    Product inventory is valued at the lower of average cost and net realizable value. Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence. Inventories at December 31, 2003 included an obsolescence provision of $162,000 (2002 — $441,000).

  (o)
  Property, plant and equipment

    Property, plant and equipment are recorded at cost. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

    Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

    Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

    Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

  (p)
  Provision for reclamation and closure

    On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of the change has no material impact on the Company's consolidated financial statements.

    Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2003.

  (q)
  Share option plan

    As of January 1, 2002, the Company adopted the standard of the CICA handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant. For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The Company uses the Black-Scholes model to estimate fair value.

    Effective January 1, 2004, the Company will adopt the changes to CICA Handbook Section, "Stock-based Compensation and other Stock-based Payments", whereby all stock options granted are accounted for under the fair value based method.

  (r)
  Future employee benefits

    Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company's non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered. This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

3.     ACQUISITIONS

  (a)
  Luismin SA de CV

    On June 19, 2002 the Company acquired all of the outstanding shares of Luismin. Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt. The Company incurred acquisition costs of $3,266,000. As part of the purchase consideration, a contingent payment of 11,355,113 of the Company's common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003. As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000, the fair value of the shares on September 29, 2003.

    This acquisition has been accounted for using the purchase method and results from Luismin's operations have been included in the Company's results of operations from June 19, 2002. The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued	29,172
Acquisition costs	3,266

$107,438

Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	145,696
Provision for reclamation and closure	(9,072)
Future employee benefits	(7,504)
Future income tax assets	6,500
Future income tax liabilities	(27,674)

$107,438

  (b)
  Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd

    On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd. The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera. The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs. Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

    On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd ("Rio Algom", a subsidiary of BHP Billiton Ltd) for a purchase price of $90,156,000 including acquisition costs. This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (Note 12 (iv)) and acquisition costs paid of $156,000. As a result of the acquisition of an additional 12.5% indirect interest in Alumbrera and acquisition of control of an intermediate holding company, the Company obtained joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders' agreement.

        (i)    Minera Alumbrera Ltd

    The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards. The total purchase price was $270,459,000 including acquisition costs. The allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings — March 18 to June 23, 2003	7,324
Cash distribution received	(11,210)

176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note (Note 12 (iv))	25,000
Acquisition costs	156
Cash distribution received	(1,400)

$265,173

Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Long-term debt	(77,342)

$265,173

        (ii)   Peak Gold Mines Pty Ltd

    The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak's operations have been included in the Company's results of operations from March 18, 2003. The allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$33,583
Acquisition costs	341

$33,924

Net assets acquired:
Cash	$(263)
Non-cash working capital	4,791
Property, plant and equipment	34,219
Other non-current assets	422
Provision for reclamation and closure	(4,145)
Other non-current liabilities	(1,100)

$33,924

  (c)
  Los Filos and El Limón gold development projects

    On October 31, 2003, the Company acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project from Teck Cominco Limited and Miranda Mining Corporation. Both projects are located in Mexico. The purchase price was $89,486,000 including acquisition costs. The acquisition has been accounted for using the purchase method and the preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$87,020
Acquisition costs	2,466

$89,486

Net assets acquired:
Cash	$263
Property, plant and equipment	137,780
Future income tax assets	922
Non-cash working capital	(1,080)
Provision for reclamation and closure	(1,000)
Future income tax liabilities	(47,399)

$89,486

4.     OTHER INCOME (EXPENSE)

	2003	2002	2001
(in thousands)
Other income is comprised of:
Interest income	$1,591	$480	$561
Gain on sale of marketable securities	2,095	3,593	—
Foreign exchange gain (loss)	6,774	(71)	230
Other	(1,237)	868	(1,272)
Property, plant and equipment written down	—	—	(8,707)

	$9,223	$4,870	$(9,188)

  In 2001 the Company recognised an impairment of $8,707,000 in the carrying value of Bellavista, George Lake and Red Mountain projects.

5.     INCOME TAXES

	2003	2002	2001
(in thousands)
Current income tax expense (recovery)	$763	$(153)	$154
Future income tax expense	24,281	2,606	—

	$25,044	$2,453	$154

  Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:
	2003	2002	2001
(in thousands)
Earnings (loss) before income taxes	$82,703	$8,055	$(10,579)
Canadian federal and provincial income tax rates	37.6%	39.6%	44.6%

Income tax expense (recovery) based on above rates	31,113	3,190	(4,718)
Increase (decrease) in income taxes due to:
Lower effective tax rates on earnings of foreign subsidiaries	(4,941)	(578)	—
Tax included in equity earnings of Minera Alumbrera Ltd	(3,139)	—	—
Non-deductible expenditures	1,196	—	—
Valuation allowance	508	—	(121)
Resource and other taxes	—	(153)	154
Property, plant and equipment written down	—	—	5,464
Resource allowance	—	—	(625)
Other	307	(6)	—

	$25,044	$2,453	$154

  At December 31, 2003, the Company had non-capital losses available for tax purposes in Canada of $15,210,000 that expire from 2007 to 2010 and $33,490,000 that expire from 2004 to 2013 in foreign jurisdictions.

  At December 31, 2003, the Company had capital losses in Canada in the amount of $11,014,000 to be carried forward indefinitely and applied to future capital gains.

  The components of future income taxes are as follows:

	2003	2002
(in thousands)
Future income tax assets
Non-capital losses	$13,985	$13,187
Deductible temporary differences and other	14,948	12,932

Value of future income tax assets	28,933	26,119
Recoverable asset taxes	953	523
Valuation allowance	(4,411)	(6,797)

Future income tax assets	25,475	19,845
Future income tax liabilities
Total taxable temporary differences	(163,994)	(31,741)

Future income tax liabilities, net	$(138,519)	$(11,896)

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$7,211	$5,613
Future income tax liabilities	(145,730)	(17,509)

Future income tax liabilities, net	$(138,519)	$(11,896)

6.     MARKETABLE SECURITIES

	2003	2002
(in thousands)
Marketable securities at market values	$1,702	$3,151

7.     PRODUCT INVENTORY AND STOCKPILED ORE

	2003	2002
(in thousands)
Stockpiled ore	$62,174	$—
Work in process	2,891	—
Finished goods	12,397	156

	77,462	156
Less: non-current stockpiled ore	60,736	—

	$16,726	$156

  Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

8.     PROPERTY, PLANT AND EQUIPMENT

	Cost	2003 Accumulated Depletion	Net	Cost	2002 Accumulated Depletion	Net
(in thousands)
Mineral properties
Luismin mines, Mexico	$120,736	$(6,070)	$114,666	$77,646	$(1,958)	$75,688
Peak mine, Australia	25,672	(2,518)	23,154	—	—	—
Alumbrera mine, Argentina	27,142	(2,091)	25,051	—	—	—

	173,550	(10,679)	162,871	77,646	(1,958)	75,688

Plant and equipment
Luismin mines, Mexico	42,519	(3,334)	39,185	34,280	(1,152)	33,128
Peak mine, Australia	17,726	(1,736)	15,990	—	—	—
Alumbrera mine, Argentina	246,559	(20,553)	226,006	—	—	—
Corporate, Canada	456	(261)	195	440	(198)	242

	307,260	(25,884)	281,376	34,720	(1,350)	33,370

Properties under development
Los Filos project, Mexico	93,691	—	93,691	—	—	—
El Limón project, Mexico	42,161	—	42,161	—	—	—
San Pedrito project, Mexico	3,667	—	3,667	1,838	—	1,838
Other	145	—	145	—	—	—

	139,664	—	139,664	1,838	—	1,838

	$620,474	$(36,563)	$583,911	$114,204	$(3,308)	$110,896

  Effective August 1, 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd ("Genco") for shares and cash totaling $5,000,000. Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum. Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

9.     OTHER NON-CURRENT ASSETS

	Note	2003	2002
(in thousands)
Deferred gold put options	12 (i)	$5,786	$—
Deferred debt issue costs	12 (iii)	3,497	—
Other		5,084	1,255

		$14,367	$1,255

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
(in thousands)
Accounts payable trade	$15,198	$4,032
Accrued liabilities	6,709	2,137
Accrued employee benefits	2,814	1,419
Customer payment in advance	3,396	—
Other	3,285	2,208

	$31,402	$9,796

11.   BANK CREDIT LINE

  The Company has an Aus$5,000,000 ($3,750,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at December 31, 2003. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

12.   LONG-TERM DEBT

	2003	2002
(in thousands)
Corporate debt
Term loan (i)	$45,000	$—
Revolving working capital facility (ii)	—	—

Total bank indebtedness (iii)	45,000	—
Promissory note (iv)	19,443	—

	64,443	—

Project debt
Share of Alumbrera project debt (v)	57,980	—

	122,423	—
Less: current portion	41,000	—

	$81,423	$—

  (i)
  The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007. Principal repayments are due on a six monthly basis, commencing December 31, 2003, and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company's consolidated net cash flows over the consolidated debt service for the period. The Company may repay the term loan prior to maturity without penalty.

    During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%. During the year, the effective rate amounted to 5.8%.

    Also during the year, under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008. The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised. The fair value of these put options at December 31, 2003 is $2,030,000.

  (ii)
  The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

  (iii)
  The bank indebtedness is secured by corporate guarantees of Luismin and Peak. Debt issue costs of $4,242,000 have been deferred and are being amortized to earnings over the term of the debt. An amount of $745,000 has been amortized to December 31, 2003.

  (iv)
  The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005. The note is secured by the Company's 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom. The promissory note is redeemable prior to maturity without penalty.

  (v)
  The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997. The Company's share of the remaining balance outstanding at December 31, 2003 is $57,980,000 of which $26,400,000 is current. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

    Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments. The Company's 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at December 31, 2003 amounted to $8,840,000.

  (vi)
  Scheduled minimum repayments of the Company's long-term debt are as follows:

	Corporate	Project	Total
(in thousands)
2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	—	2,900

	$64,443	$57,980	$122,423

13.   PROVISION FOR RECLAMATION AND CLOSURE

(in thousands)
At January 1, 2002	$3,831
Reclamation expenditures	(685)
Provision for reclamation	47
Amounts acquired	9,072
Disposition of liability	(1,068)
Other	74

At December 31, 2002	11,271
Reclamation expenditures	(1,854)
Provision for reclamation	793
Amounts acquired	10,063
Disposition of liability	(830)
Other	161

At December 31, 2003	$19,604

  The total undiscounted amount of estimated cash flows required to settle the obligations is $29,030,000 (2002 — $13,400,000), which has been discounted using discount rates ranging from 5-7%. Reclamation obligations at the Golden Bear mine of $1,315,000 are expected to be paid over the next two years and will be funded primarily from reclamation deposits on hand. Certain obligations at Luismin amounting to $5,500,000 will be paid over the next three years and will be funded from operating cash flows. The remainder of the obligations are not expected to be paid within the foreseeable future and will be funded from operating cash flows at the time.

14.   FUTURE EMPLOYEE BENEFITS AND OTHER

	2003	2002
(in thousands)
Defined benefit pension plan	$2,796	$3,008
Deferred employee profit sharing	5,549	2,344
Other	2,489	—

	$10,834	$5,352

  The Company has a defined benefit pension plan for certain Mexican employees. Information on this plan is as follows:

	2003	2002	2001
(in thousands)
Change in plan assets
Fair value of plan assets, beginning of year	$228	$—	$—
Increase due to acquisition of Luismin (Note 3)	—	180	—
Actual return on plan assets	16	70	—
Benefits paid	—	(14)	—
Contributions	463	—	—
Foreign exchange rate changes	(34)	(8)	—

Fair value of plan assets, end of year	$673	$228	$—

Projected benefit obligation
Benefit obligations, beginning of year	$3,147	$—	$—
Increase due to acquisition of Luismin (Note 3)	—	3,029	—
Service cost	259	149	—
Benefits paid	—	(14)	—
Interest cost	244	135	—
Foreign exchange rate changes	(257)	(123)	—
Plan amendment/past service cost	649	—	—
Actuarial (gain) loss	62	(29)	—

Benefit obligations, end of year	$4,104	$3,147	$—

Excess of projected benefit obligation over plan assets	$3,431	$2,919	—
Unamortized past service costs	(649)	—	—
Unamortized net actuarial gain	14	89	—

Accrued net pension liability	$2,796	$3,008	$—

Employee future benefits expense
Service cost	$259	$149	$—
Interest cost	244	135	—
Expected return on assets	(25)	(8)	—

Net expense	$478	$276	$—

Significant assumptions used
Discount rate	9%	9%	—
Expected long-term rate of return on plan assets	9%	9%	—
Rate of compensation increase	6%	6%	—
Estimated average remaining service life	12 years	11 years	—

  The Company has a defined contribution pension plan for certain Australian employees. The current service cost for 2003 was $552,000 (2002 — $nil; 2001 — $nil).

15.   SHAREHOLDERS' EQUITY

  (a)
  Shares issued

    In May 2001 the Company completed a private placement of 11,000,000 special warrants at a price of Cdn$0.50 per special warrant (Cdn$0.55 for persons associated with the Company) for gross proceeds of $3,456,000. Each special warrant was exchangeable, for no additional consideration, into one common share and one common share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of Cdn$0.75 per share until May 23, 2003. The Company committed to spend $1,052,000 of these proceeds on exploration eligible for flow-through expenditures and these expenditures were subsequently made in 2002. In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000 respectively were converted to shares and share purchase warrants.

    In May 2002 the Company completed a private placement to finance the Luismin purchase (Note 3) whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000. Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing. The special warrants were subsequently converted to shares and share purchase warrants during 2002.

    In February 2003, the Company issued and sold 230,000,000 subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (Cdn$333,500,000) less agents' commissions and expenses of $15,934,000. Each subscription receipt was subsequently converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007. The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

    In August 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less agents' commissions and expenses of $4,514,000. Each unit was subsequently converted into one common share and one half of one Series "B" common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

    In October 2003 the Company issued and sold 38,100,000 units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent's commissions and expenses of approximately $5,103,000. Each unit was subsequently converted into one common share and one half of one Series "B" common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

    In October 2003, 11,355,113 of the Company's common shares were issued as further consideration for Luismin (Note 3).

  (b)
  Warrants

    A summary of the Company's warrants at December 31, 2003, 2002, and 2001 and the changes for the years ending on those dates is presented below:

	Warrants Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2001	2,000,000	$1.00
Issued on exercise of special warrants	1,090,000	0.75

At December 31, 2001	3,090,000	0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89

At December 31, 2002	64,549,997	1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76

At December 31, 2003	155,308,119	$2.05

    The following table summarizes information about the warrants outstanding at December 31, 2003:

Expiry Date	Warrants Outstanding	Exercise Price (Cdn$)
May 30, 2007	112,461,095	$1.65
August 25, 2008	42,847,024	3.10

	155,308,119

  (c)
  Share purchase options

    The Company has established a share purchase option plan whereby the Company's directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. At December 31, 2003 there were 2,057,566 (2002 — 4,818,000) options available for grant under the plan.

    A summary of the Company's options at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

	Options Outstanding	Weighted Average Exercise Price (Cdn$)
At January 1, 2001	5,194,263	$0.49
Granted	5,342,058	0.50
Exercised	(1,988,520)	0.35
Expired	(1,900,800)	0.47
Forfeited	(528,487)	0.86

At December 31, 2001	6,118,514	0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08

At December 31, 2002	8,258,890	0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24

At December 31, 2003	24,470,863	$2.03

  The following table summarizes information about the options outstanding at December 31, 2003:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Exercise Price of Options Outstanding (Cdn$)	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price of Options Exercisable (Cdn$)	Weighted Average Remaining Life of Options Exercisable
$0.35 to $0.86	2,221,202	$0.53	1.6 years	2,221,202	$0.53	1.6 years
$1.10 to $1.92	13,379,661	1.47	3.7 years	12,491,667	1.49	3.7 years
$3.25	8,870,000	3.25	4.9 years	8,870,000	3.25	4.9 years

	24,470,863	$2.03	4.0 years	23,582,869	$2.06	4.0 years

  Share purchase options with a fair value of $467,000 were granted to non-employees in 2003 (2002 — $93,000; 2001 — $317,000). The compensation expense (2003 — $467,000; 2002 — $199,000; 2001 — $211,000) is charged to operations over the vesting period.

  The following table summarizes information about options granted during 2003:

Date Granted	Expiry Date	Share Purchase Options Granted	Exercise Price (Cdn$)
February 2003	February 2006	4,445,000	$1.40
June 2003	June 2008	9,450,000	1.60
August 2003	August 2008	200,000	1.92
November 2003	November 2008	8,870,000	3.25

		22,965,000

  Pro forma compensation expense

  If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

	2003	2002	2001
(in thousands, except per share amounts)
Net earnings (loss)	$57,659	$5,602	$(10,733)
Compensation expense of employees	(15,925)	(923)	(415)

Pro forma net earnings (loss)	$41,734	$4,679	$(11,148)

Pro forma basic and diluted earnings (loss) per share	$0.10	$0.03	$(0.19)

  Pro forma compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 60% (2002 — 70%; 2001 — 62%;), an annual risk free interest rate of 4% (2002 — 5%; 2001 — 5%) and expected lives of three years (2002 — five years). The weighted average fair value of options granted to directors, officers and employees during 2003 was $0.69 (2002 — $0.45; 2001 — $0.15).

16.   SUPPLEMENTAL CASH FLOW INFORMATION

	Note	2003	2002	2001
(in thousands)
Change in non-cash working capital
Accounts receivable		$12,235	$(516)	$(181)
Product inventory and stockpiled ore		(8,220)	501	1,314
Supplies inventory		(1,524)	130	65
Accounts payable and accrued liabilities		4,282	(2,098)	318
Income taxes payable		370	38	—
Other		(554)	(296)	107

		$6,589	$(2,241)	$1,623

Non-cash financing and investing activities
Promissory note issued	12 (iv)	$25,000	$—	$—
Shares issued on acquisition of Luismin	3 (a)	22,367	6,805	—
Shares issued on conversion of special warrants	15	—	85,178	346
Common shares issued to pay royalties		—	—	356
Marketable securities received on sale of property, plant and equipment		1,263	207	2,636
Operating activities included the following cash payments
Interest paid		$4,357	$120	$13
Income taxes paid		489	227	104

17.   RELATED PARTY TRANSACTIONS

  Consulting and other expenses for 2003 of $2,288,000 (2002 — $1,512,000; 2001 — $373,000) were paid to corporations with directors in common and $nil (2002 — $nil; 2001 — $13,000) to a director of the Company. Restructuring expenses of $nil (2002 — $nil; 2001 — $80,000) were paid to corporations with common directors or ex-directors. Administration expenses for 2003 of $nil were recovered from companies with directors in common (2002 — $10,000; 2001 — $32,000). All transactions with related parties have been recorded at the exchange amounts which approximate fair values.

  In connection with the private placement in May 2001, the Company entered into an agreement with Endeavour Financial Corporation ("Endeavour"). Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement. The original agreement was to May 2002 and has been subsequently extended on a monthly basis. The agreement requires the Company to pay $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. Two directors of Endeavour are directors of the Company.

18.   COMMITMENTS

  Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years. Operating lease expense in 2003 was $2,154,000 (2002 — $880,000; 2001 — $125,000). Following is a schedule of future minimum rental and lease payments required:

(in thousands)
2004	$1,616
2005	831
2006	329
2007	204
2008	166

3,146
Thereafter	624

Total minimum payments required	$3,770

19.   SEGMENTED INFORMATION

  The Company's reportable operating and geographical segments are summarized in the table below. Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being "Mexico". Combined statements of operations include the Company's 37.5% interest in Alumbrera as if it had been proportionately consolidated at 25% from March 18 to June 23, 2003, and then at 37.5% from June 24, 2003.

	2003
	Mexico	Australia	Argentina	Corporate	Consolidated	Adjustments	Argentina	Combined
(in thousands)
Statements of Operations
Sales	$66,251	$36,475	$109,907	$—	$212,633	$(109,907)	$142,141	$244,867

Cost of sales	34,422	24,301	33,231	—	91,954	(33,231)	45,795	104,518
Depreciation and depletion	6,242	4,254	21,897	—	32,393	(21,897)	29,589	40,085
Other	259	1,270	2,976	—	4,505	(2,976)	3,784	5,313

	40,923	29,825	58,104	—	128,852	(58,104)	79,168	149,916

Earnings from mining operations	25,328	6,650	51,803	—	83,781	(51,803)	62,973	94,951

General and administrative expenses	(4,816)	—	—	(4,838)	(9,654)	—	—	(9,654)
Interest and finance fees	(264)	(46)	(1,919)	(2,089)	(4,318)	1,919	(3,043)	(5,442)
Other (expenses) income	(1,665)	156	1,304	5,775	5,570	(1,304)	1,721	5,987
Equity in earnings of Minera Alumbrera Ltd	—	—	—	7,324	7,324	(7,324)	—	—

Earnings before income taxes	18,583	6,760	51,188	6,172	82,703	(58,512)	61,651	85,842
Income tax (expense) recovery	(7,781)	(1,483)	(15,356)	(424)	(25,044)	15,356	(18,495)	(28,183)

Net earnings	$10,802	$5,277	$35,832	$5,748	$57,659	$(43,156)	$43,156	$57,659

	2003
	Mexico	Australia	Argentina	Corporate	Consolidated
(in thousands)
Balance Sheets
Cash and cash equivalents	$7,762	$521	$56,054	$87,541	$151,878
Other current assets	9,520	5,666	56,420	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	340	583,911
Other non-current assets	4,619	6,098	59,170	12,427	82,314

	$315,271	$51,429	$422,701	$101,604	$891,005

Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$1,601	$36,296
Long-term debt	—	—	57,980	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	1,314	176,168
Inter-company balances	189,307	32,967	235,373	(457,647)	—
Shareholders' equity	15,792	5,277	43,156	491,893	556,118

	$315,271	$51,429	$422,701	$101,604	$891,005

Capital asset expenditures	$15,780	$9,653	$3,411	$166	$29,010

	2002			2001
	Mexico	Corporate	Consolidated	Corporate	Other	Consolidated
(in thousands)
Statements of Operations
Sales	$34,693	$—	$34,693	$9,010	$—	$9,010

Cost of sales	19,355	—	19,355	5,452	—	5,452
Depreciation and depletion	3,028	—	3,028	324	—	324
Other	75	—	75	1,731	—	1,731

	22,458	—	22,458	7,507	—	7,507

Earnings from mining operations	12,235	—	12,235	1,503	—	1,503

General and administrative expenses	(3,899)	(2,430)	(6,329)	(2,516)	—	(2,516)
Interest and finance fees	(82)	(405)	(487)	(13)	—	(13)
Other (expenses) income	(653)	3,289	2,636	(3,252)	(6,301)	(9,553)

Earnings (loss) before income taxes	7,601	454	8,055	(4,278)	(6,301)	(10,579)
Income tax (expense) recovery	(2,611)	158	(2,453)	(154)	—	(154)

Net earnings (loss)	$4,990	$612	$5,602	$(4,432)	$(6,301)	$(10,733)

	2002
	Mexico	Corporate	Consolidated
(in thousands)
Balance Sheets
Cash and cash equivalents	$6,223	$16,713	$22,936
Other current assets	9,064	2,334	11,398
Property, plant and equipment	110,654	242	110,896
Other non-current assets	5,613	1,255	6,868

	$131,554	$20,544	$152,098

Current liabilities	$9,402	$510	$9,912
Other non-current liabilities	32,009	2,123	34,132
Inter-company balances	85,153	(85,153)	—
Shareholders' equity	4,990	103,064	108,054

	$131,554	$20,544	$152,098

Capital asset expenditures	$4,681	$533	$5,214

20.   DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND
THE UNITED STATES

  These financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The differences between Canadian GAAP and accounting principles generally accepted in the United States ("US GAAP") as they relate to these financial statements are summarized below:

	2003
	Canadian GAAP	Alumbrera Equity Adjustment (a)	US GAAP Adjustments		US GAAP
(in thousands, except per share amounts)
Consolidated Statements of Operations
Sales	$212,633	$(109,907)	$—		$102,726

Cost of sales	91,954	(33,231)	—		58,723
Depreciation and depletion	34,171	(21,897)	3,548	(c)	15,822
Royalties and reclamation	4,505	(2,976)	—		1,529
General and administrative expenses	9,654	—	—		9,654
Other income	(7,348)	1,304	—		(6,044)

	132,936	(56,800)	3,548		79,684

Earnings from operations	79,697	(53,107)	(3,548)		23,042
Interest and finance fees	(4,318)	1,919	—		(2,399)
Loss on derivative instruments	—	—	(2,121)	(e)	(2,121)
Equity in earnings of Minera Alumbrera Ltd	7,324	35,832	(1,615)	(e)	41,541

Earnings before income taxes	82,703	(15,356)	(7,284)		60,063
Income tax (expense) recovery	(25,044)	15,356	1,678	(d)	(8,010)

Net earnings	$57,659	$—	(5,606)		$52,053

Marketable securities	—	—	(1,048)	(b)	(1,048)

Comprehensive income	$57,659	$—	$(6,654)		$51,005

Earnings per share — basic	$0.14				$0.13

Earnings per share — diluted	$0.13				$0.12

	2002
	Canadian GAAP	Alumbrera Equity Adjustment (a)	US GAAP Adjustments		US GAAP
(in thousands, except per share amounts)
Consolidated Statements of Operations
Sales	$34,693	$—	$—		$34,693

Cost of sales	19,355	—	—		19,355
Depreciation and depletion	3,136	—	1,166	(c)	4,302
Royalties and reclamation	75	—	—		75
General and administrative expenses	6,329	—	—		6,329
Other income	(2,744)	—	—		(2,744)

	26,151	—	1,166		27,317

Earnings from operations	8,542	—	(1,166)		7,376
Interest and finance fees	(487)	—	—		(487)

Earnings before income taxes	8,055	—	(1,166)		6,889
Income tax expense	(2,453)	—	373	(d)	(2,080)

Net earnings	$5,602	$—	$(793)		$4,809

Marketable securities	—	—	1,247	(b)	1,247

Comprehensive income	$5,602	$—	$454		$6,056

Earnings per share — basic	$0.04				$0.04

Earnings per share — diluted	$0.04				$0.03

	2001
	Canadian GAAP	Alumbrera Equity Adjustment (a)	US GAAP Adjustments		US GAAP
(in thousands, except per share amounts)
Consolidated Statements of Operations
Sales	$9,010	$—	$—		$9,010

Cost of sales	5,452	—	—		5,452
Depreciation and depletion	349	—	—		349
Royalties and reclamation	1,731	—	—		1,731
General and administrative expenses	2,516	—	—		2,516
Other expenses	9,528	—	589	(f,j)	10,117

	19,576	—	589		20,165

Loss from operations	(10,566)	—	(589)		(11,155)
Interest and finance fees	(13)	—	—		(13)
Gain on derivative instruments	—	—	143	(e)	143

Loss before income taxes	(10,579)	—	(446)		(11,025)
Income tax expense	(154)	—	(4)	(d)	(158)

Net loss	$(10,733)	$—	$(450)		$(11,183)

Marketable securities	—	—	346	(b)	346
Foreign exchange translation adjustment	—		(1,226)	(j)	(1,226)

Comprehensive loss	$(10,733)	$—	$(1,330)		$(12,063)

Loss per share — basic and diluted	$(0.18)				$(0.19)

	2003
	Canadian GAAP	Alumbrera Equity Adjustment (a)	US GAAP Adjustments		US GAAP
(in thousands)
Consolidated Balance Sheets
Cash and cash equivalents	$151,878	$(56,054)	$—		$95,824
Accounts receivable (net of $89 allowance)	31,824	(25,129)	—		6,695
Other current assets	41,078	(31,291)	560	(b)	10,347

Total Current Assets	224,780	(112,474)	560		112,866
Property, plant and equipment	583,911	(251,057)	(4,714)	(c)	328,140
Investment in Minera Alumbrera Ltd	—	278,529	(1,615)	(e)	276,914
Other non-current assets	82,314	(59,170)	(2,121)	(e)	21,023

Total Assets	$891,005	$(144,172)	$(7,890)		$738,943

Current liabilities other than long-term debt	$36,296	$(18,345)	$—		$17,951
Current portion of long-term debt	41,000	(26,400)	—		14,600

Total Current Liabilities	77,296	(44,745)	—		32,551
Long-term debt	81,423	(31,580)	—		49,843
Other non-current liabilities	176,168	(67,847)	(2,051)	(d)	106,270

Total Liabilities	334,887	(144,172)	(2,051)		188,664
Total Shareholders' equity	556,118	—	(5,839)		550,279

Total Liabilities and Shareholders' Equity	$891,005	$(144,172)	$(7,890)		$738,943

	2002
	Canadian GAAP	Alumbrera Equity Adjustment (a)	US GAAP Adjustments		US GAAP
(in thousands)
Consolidated Balance Sheets
Cash and cash equivalents	$22,936	$—	$—		$22,936
Accounts receivable (net of $73 allowance)	5,617	—	—		5,617
Other current assets	5,781	—	1,608	(b)	7,389

Total Current Assets	34,334	—	1,608		35,942
Property, plant and equipment	110,896	—	(1,166)	(c)	109,730
Other non-current assets	6,868	—	—		6,868

Total Assets	$152,098	$—	$442		$152,540

Total Current Liabilities	$9,912	$—	$—		$9,912
Other non-current liabilities	34,132	—	(373)	(d)	33,759

Total Liabilities	44,044	—	(373)		43,671
Total Shareholders' equity	108,054	—	815		108,869

Total Liabilities and Shareholders' Equity	$152,098	$—	$442		$152,540

					Share Purchase Warrants
	Common Shares		Special Warrants				Share Purchase Options Amount
								Contributed Surplus	Comprehensive Income	Retained Earnings (Deficit)
	Shares	Amount	Warrants	Amount	Warrants	Amount					Total
(dollars, shares and warrants in thousands)
Consolidated Statements of Shareholders' Equity
At January 1, 2001	52,729	$28,410	—	$—	2,000	$242	$80	$675	$(607)	$(4,352)	$24,448
Shares issued for royalty payments	900	366	—	—	—	—	—	—	—	—	366
Special warrants issued	—	—	11,000	3,557	—	—	—	—	—	—	3,557
Special warrants exercised	1,090	200	(1,090)	(356)	1,090	156	—	—	—	—	—
Stock options exercised	1,989	450	—	—	—	—	—	—	—	—	450
Shares repurchased and cancelled	(107)	(52)	—	—	—	—	—	29	—	—	(23)
Share issue costs	—	(384)	—	—	—	—	—	—	—	—	(384)
Fair value of stock options issued	—	—	—	—	—	—	326	—	—	—	326
Marketable securities	—	—	—	—	—	—	—	—	346	—	346
Foreign currency translation	—	—	—	—	—	—	—	—	(1,226)	—	(1,226)
Net loss	—	—	—	—	—	—	—	—	—	(11,183)	(11,183)

At December 31, 2001	56,601	28,990	9,910	3,201	3,090	398	406	704	(1,487)	(15,535)	16,677
Special warrants issued	—	—	110,000	82,068	—	—	—	—	—	—	82,068
Special warrants exercised	119,910	66,246	(119,910)	(85,269)	64,910	19,023	—	—	—	—	—
Stock options exercised	1,355	411	—	—	—	—	—	—	—	—	411
Warrants exercised	3,450	2,454	—	—	(3,450)	(444)	—	—	—	—	2,010
Shares issued on acquisition of Luismin	9,084	6,805	—	—	—	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	—	—	—	(5,251)
Fair value of stock options issued	—	—	—	—	—	—	93	—	—	—	93
Marketable securities	—	—	—	—	—	—	—	—	1,247	—	1,247
Net earnings	—	—	—	—	—	—	—	—	—	4,809	4,809

At December 31, 2002	190,400	99,655	—	—	64,550	18,977	499	704	(240)	(10,726)	108,869
Share options exercised	6,621	5,431	—	—	—	—	—	—	—	—	5,431
Warrants exercised	9,602	6,542	—	—	(9,602)	(1,350)	—	—	—	—	5,192
Shares issued	327,074	357,896	—	—	100,360	44,370	—	—	—	—	402,266
Share issue costs	—	(22,951)	—	—	—	—	—	—	—	—	(22,951)
Fair value of stock options issued	—	—	—	—	—	—	467	—	—	—	467
Marketable securities	—	—	—	—	—	—	—	—	(1,048)	—	(1,048)
Net earnings	—	—	—	—	—	—	—	—	—	52,053	52,053

At December 31, 2003	533,697	$446,573	—	$—	155,308	$61,997	$966	$704	$(1,288)	$41,327	$550,279

	2003	2002	2001
(in thousands)
Consolidated Statements of Cash Flows
Operating activities
Operating activities under Canadian GAAP	$126,678	$4,361	$1,691
Alumbrera equity adjustment (a)	(57,801)	—	—
Foreign exchange translation adjustment (j)	—	—	58

Operating activities under US GAAP	$68,877	$4,361	$1,749

Financing activities
Financing activities under Canadian GAAP	$375,024	$79,238	$3,497
Alumbrera equity adjustment (a)	19,362	—	—
Foreign exchange translation adjustment (j)	—	—	102

Financing activities under US GAAP	$394,386	$79,238	$3,599

Investing activities
Investing activities under Canadian GAAP	$(372,760)	$(62,398)	$(14,486)
Alumbrera equity adjustment (a)	(17,615)	—	—
Foreign exchange translation adjustment (j)	—	—	(431)

Investing activities under US GAAP	$(390,375)	$(62,398)	$(14,917)

Effect of foreign exchange on cash and cash equivalents	$—	$—	$(414)

  (a)
  Joint Venture

    Under Canadian GAAP, the Company has accounted for its joint venture interest in Alumbrera on a proportionate consolidation basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in earnings its proportionate share of Alumbrera net income in accordance with US GAAP.

  (b)
  Marketable securities

    Marketable securities are carried at the lower of cost and market value under Canadian GAAP. Under Statement of Financial Accounting Standards ("SFAS") No. 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gains or losses are included in the determination of other comprehensive income.

  (c)
  Depreciation and depletion

    Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion expense is calculated in reference to proven and probable reserves only.

  (d)
  Income taxes

    Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2003, 2002 and 2001.

    US GAAP adjustments have been tax affected based on enacted or substantially enacted statutory tax rates applicable to the relevant jurisdiction.

  (e)
  Accounting for derivative instruments and hedging activities

    SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000 and standardizes the accounting for derivative instruments. The Company has chosen, for US GAAP purposes, to mark its foreign exchange, gold and interest rate derivative contracts to market. The Company's put options on future gold production have been excluded from the mark-to-market calculation as it expects to deliver into these contracts in the normal course of business.

  (f)
  Share purchase warrants

    The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value. Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

    Prior to 2001, the Company issued share purchase warrants in connection with the acquisition of a mineral property and the issuance of debt. Under Canadian GAAP, no values were assigned to these purchase warrants. Under US GAAP, these warrants would be recorded at their fair values and be recorded as additional paid in capital at the date of issuance.

  (g)
  Stock-based compensation

    For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, ("APB No. 25"), using the intrinsic value based method whereby compensation expense is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. No compensation cost has been recorded in 2003, 2002 and 2001, respectively, under this method.

    SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123, however, allows the Company to continue to measure the compensation expense of employees in accordance with APB No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123.

    The following pro forma financial information presents the net earnings (loss) for the years ended December 31 and the earnings (loss) per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	2003	2002	2001
(in thousands)
Net earnings (loss) for the period under US GAAP	$52,053	$4,809	$(11,183)
Additional stock-based compensation expense (Note 15 (c))	(15,925)	(923)	(415)

Pro forma net earnings (loss)	$36,128	$3,886	$(11,598)

Pro forma basic earnings (loss) per share	$0.09	$0.03	$(0.19)

Pro forma diluted earnings (loss) per share	$0.08	$0.03	$(0.19)

  (h)
  Financial statement presentation

    For US GAAP purposes, the measure "Earnings from mining operations" is not a recognized term and would therefore not be presented. Instead, "Earnings from operations" has been calculated as net earnings (loss), before interest and finance fees, derivative instruments, equity in earnings of Minera Alumbrera Ltd and income taxes.

  (i)
  Flow-through shares

    Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

    The Financial Accounting Standards Board ("FASB") staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. The flow-through shares issued during 2001 were granted at the fair value of existing non flow-through shares. As such, no liability was recognized for the difference between the quoted price of the existing shares and the amount paid for the flow-through shares.

  (j)
  Foreign currency translation

    Under Canadian GAAP, as a result of the Company's adoption of the US dollar as its functional currency, the Company's consolidated financial statements for the year ended December 31, 2001, have been translated from Canadian dollars into US dollars at a rate of $1 to $1.5935.

    Under US GAAP, this change in the functional currency would require a restatement of the Company's financial statements whereby monetary assets and liabilities of the Company would be translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue. Revenues, expenses and financing and investing activities would be translated at rates approximating exchange rates in effect at the time of the transactions.

    Under Canadian GAAP, the Company's foreign currency denominated subsidiaries were translated into Canadian dollars whereby monetary items were translated at the rate of exchange in effect at the balance sheet date and non-monetary items were translated at historical exchange rates. The resulting Canadian dollar denominated subsidiary statements were translated into US dollars at a rate of $1 to $1.5935. Under US GAAP, the Company's foreign currency denominated subsidiaries would be translated using the method whereby assets and liabilities would be translated at foreign exchange rates in effect at the balance sheet date and revenues and expenses would be translated at average foreign exchange rates in effect during the period. Adjustments arising from the translation of the Company's foreign currency denominated subsidiaries would be deferred and recorded under a separate component of Shareholders' Equity.

  (k)
  Pro forma information on business combinations

    Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired Alumbrera and Peak at the beginning of 2002 and Luismin at the beginning of 2001:

	2003	2002	2001
(in thousands)
Sales	$110,413	$99,540	$76,996
Net earnings (loss)	75,149	25,181	(5,903)
Pro forma basic earnings (loss) per share	$0.18	$0.07	$(0.03)
Pro forma diluted earnings (loss) per share	$0.17	$0.07	$(0.03)

    The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisitions of Alumbrera, Peak and Luismin. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisitions of Alumbrera and Peak, and Luismin were issued at the beginning of 2002 and 2001 respectively. This information may not be necessarily indicative of the future combined results of operations of the Company.

  (l)
  Recently released accounting standards

    In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

    In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company is in the process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

    In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have a material effect on the Company's financial position or results of operations.

21.   SUBSEQUENT EVENTS

  (a)
  Acquisition of Amapari gold development project

    On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $113.5 million including acquisition costs. Of the purchase price, $25 million was paid in cash and the remainder by way of 33 million Wheaton common shares and 21.5 million Series "B" common share purchase warrants.

    The acquisition of Amapari has been accounted for using the purchase method. The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	87,300
Acquisition costs	1,200

$113,500

Net assets acquired:
Cash	$300
Non-cash working capital	(2,000)
Property, plant and equipment	130,400
Debt, due in 2004	(15,200)

$113,500

  (b)
  Proposed combination with IAMGOLD Corporation

    On March 30, 2004, the Company announced a proposed combination with IAMGOLD Corporation ("IAMGOLD") that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGOLD share. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGOLD shareholders (74% and 26% respectively, on a fully diluted basis). The combination is subject to due diligence, to be concluded before April 30, 2004 whereupon the parties will enter into a definitive agreement. The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGOLD. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter. If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

DELOITTE & TOUCHE LLP AUDITORS' CONSENT

        We have read the notice of annual and special meeting of shareholders of Wheaton River Minerals Ltd. ("Wheaton") and joint management information circular (the "Circular") of IAMGold Corporation ("IAMGold") and Wheaton dated April 30, 2004 relating to the business combination of IAMGold and Wheaton. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the use in the above-mentioned Circular of our report to the shareholders of Wheaton on the balance sheet of Wheaton as at December 31, 2003 and 2002 and the statements of operations, of shareholders' equity and of cash flows for each of the years in the three year period ended December 31, 2003. Our report is dated February 27, 2004 (except for Note 21(b) for which the date is March 30, 2004).

        We further consent to the incorporation by reference in the Circular of our report to the directors of Peak Gold Mines Pty Limited ("Peak") on the balance sheet of Peak as at December 31, 2002 and the statements of operations, of shareholders' equity and of cash flows for the year then ended. Our report is dated October 29, 2003.

Chartered Accountants
Vancouver, British Columbia
April 30, 2004

PRICEWATERHOUSECOOPERS AUDITORS' CONSENT

        We have read the notice of annual and special meeting of shareholders of Wheaton River Minerals Ltd. ("Wheaton") and joint management information circular (the "Circular") of IAMGold Corporation ("IAMGold") and Wheaton dated April 30, 2004 relating to the business combination of IAMGold and Wheaton. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Circular of our report to the members of Minera Alumbrera Limited ("MAL") on the statements of financial position of MAL as at June 30, 2003 and 2002 and the statements of financial performance and cash flows for each of the years in the three year period ended December 31, 2003. Our report is dated January 16, 2004.

Chartered Accountants
Brisbane, Australia
April 30, 2004

EXHIBIT F

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
AXIOM GOLD CORPORATION

COMPILATION REPORT

To the Directors of Wheaton River Minerals Ltd. and IAMGold Corporation

        We have read the accompanying unaudited pro forma condensed consolidated balance sheet of Axiom Gold Corporation (the "Company") as at December 31, 2003 and unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003, and have performed the following procedures.

1.
Compared the figures in the columns captioned "Wheaton River Minerals Ltd." to the audited consolidated financial statements of Wheaton River Minerals Ltd. as at December 31, 2003 and for the year then ended, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

2.
Compared the figures in the columns captioned "IAMGold Corporation" to the audited consolidated financial statements of IAMGold Corporation as at December 31, 2003 and for the year then ended, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

3.
Compared the figures in the column captioned "Minera Alumbrera Limited" to the figures in Schedule 1(a) to the pro forma consolidated financial statements and found them to be in agreement.

4.
Compared the figures in the column captioned "Peak Gold Mines Pty Limited" to the unaudited financial statements of the Company for the period from January 1, 2003 to March 17, 2003 and found them to be in agreement.

5.
Made enquiries of certain officials of Wheaton River Minerals Ltd. and IAMGold Corporation who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

  The officials:

  (a)
  described to us the basis for determination of the pro forma adjustments, and

  (b)
  stated that the pro forma condensed consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

6.
Read the notes to the pro forma condensed consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Wheaton River Minerals Ltd.", "IAMGold Corporation", "Minera Alumbrera Limited", and "Peak Gold Mines Pty Limited" as at December 31, 2003 and for the year then ended and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

8.
Compared, in Schedule 1(a) to the pro forma condensed consolidated financial statements, the figures in the columns captioned "Year ended June 30, 2003" to the audited financial statements of Minera Alumbrera Limited for the year ended June 30, 2003, "Six months ended December 31, 2002" to the unaudited financial statements of Minera Alumbrera Limited for the six months ended December 31, 2002 and "Period from June 24, 2003 to June 30, 2003" to the unaudited financial statements of Minera Alumbrera Limited for the period from June 24, 2003 to June 30, 2003 and found them to be in agreement.

9.
Recalculated, in Schedule 1(a) to the pro forma condensed consolidated financial statements, the application of the GAAP adjustments to the column captioned "Six months ended June 30, 2003" and found the amounts in the column captioned "Period from January 1, 2003 to June 23, 2003" to be arithmetically correct.

        These pro forma condensed consolidated financial statements are based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants
Vancouver, British Columbia
April 30, 2004

AXIOM GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2003
(Unaudited)
(Expressed in thousands of United States Dollars)

	Wheaton River Minerals Ltd.	IAMGold Corporation	Note 4	Pro Forma Adjustments	Pro Forma Consolidated
ASSETS
CURRENT
Cash and cash equivalents	$151,878	$66,675	(a)	$(17,000)	$175,653
			(i)	(26,200)
			(i)	300
Gold bullion	—	47,283	(a)	13,510	60,793
Appropriated cash	8,840	—		—	8,840
Accounts receivable	31,824	21,443	(a)	(88)	53,179
Inventory	26,809	10,397		—	37,206
Other	5,429	1,116	(a)	1,337	7,882

	224,780	146,914		(28,141)	343,553
Property, plant and equipment	583,911	84,925	(a)	187,063	986,299
			(i)	130,400
Stockpiled ore	60,736	12,773		—	73,509
Equity investments in mine properties	—	59,806	(a)	72,917	132,723
Royalty interests	—	62,941	(a)	12,151	75,092
Goodwill	—	74,886	(a)	225,181	300,067
Future income taxes	7,211	47	(a)	(47)	7,211
Other	14,367	8,849	(a)	1,075	24,291

	$891,005	$451,141		$600,599	$1,942,745

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$31,402	$27,259	(i)	$2,000	$60,661
Income taxes payable	1,062	—		—	1,062
Current portion of long-term debt	41,000	—	(i)	15,200	56,200
Other	3,832	—		—	3,832

	77,296	27,259		17,200	121,755
Long-term debt	81,423	11,342		—	92,765
Future income taxes	145,730	21,264	(a)	62,325	229,319
Provision for reclamation	19,604	3,518	(a)	1,179	24,301
Other	10,834	1,655	(a)	(1,655)	10,834

	334,887	65,038		79,049	478,974

SHAREHOLDERS' EQUITY
Share purchase options	877	2,138	(a)	(2,138)	15,569
			(a)	14,692
Deferred stock-based compensation	—	—	(a)	(3,748)	(3,748)
Share purchase warrants	—	—	(i)	15,500	15,500
Share purchase loans	—	(266)		—	(266)
Contributed surplus	600	—		—	600
Share capital	505,090	342,208	(a)	809,675	1,386,565
			(a)	(342,208)
			(i)	71,800
Retained earnings	49,551	42,023	(a)	(42,023)	49,551

	556,118	386,103		521,550	1,463,771

	$891,005	$451,141		$600,599	$1,942,745

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

AXIOM GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003
(Unaudited)
(Expressed in thousands of United States Dollars unless otherwise stated)

	Year ended December 31, 2003	Year ended December 31, 2003	Period from January 1, 2003 to June 23, 2003	Period from January 1, 2003 to March 17, 2003
	Wheaton River Minerals Ltd.	IAMGold Corporation	Minera Alumbrera Limited	Peak Gold Mines Pty Limited	Note 4	Pro Forma Adjustments	Pro Forma Consolidated
			(Schedule 1 (a))	(Note 4 (c))
			(Note 4 (b))
SALES	$212,633	$96,607	$106,324	$7,687			$423,251
ROYALTIES	—	4,504	—	—		—	4,504

	212,633	101,111	106,324	7,687		—	427,755

COST OF SALES	95,666	56,336	48,173	5,681			205,856
DEPRECIATION AND AMORTIZATION	32,393	26,552	22,877	989	(d (i))	12,418	92,529
					(d (ii))	(2,700)
RECLAMATION	793	1,368	—	49	(d (ii))	1,249	3,459

	128,852	84,256	71,050	6,719		10,967	301,844

	83,781	16,855	35,274	968		(10,967)	125,911

EXPENSES AND OTHER INCOME
General and administrative	9,654	6,626	5	—		—	16,285
Interest and financing	4,318	—	2,833	272	(e)	2,926	8,681
					(g)	(1,668)
Exploration	1,875	5,496	—	35		—	7,406
Other income and expense	(7,445)	(858)	(317)	—		—	(8,620)

	8,402	11,264	2,521	307		1,258	23,752

	75,379	5,591	32,753	661		(12,225)	102,159
Equity income	7,324	9,650	—	—	(d (i))	(1,269)	8,381
					(f)	(7,324)

Earnings before income taxes	82,703	15,241	32,753	661		(20,818)	110,540
Income tax expense	25,044	202	19,455	198	(h)	(3,342)	31,928
					(f)	(9,629)

Net earnings	$57,659	$15,039	$13,298	$463		$(7,847)	$78,612

Earnings per share
Basic							$0.17

Diluted							$0.15

Weighted-average number of shares outstanding (Note 5)
Basic							455,470
Diluted							508,601

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

AXIOM GOLD CORPORATION

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003
(Unaudited)
(Expressed in United States Dollars unless otherwise stated)

1.     BASIS OF PRESENTATION

  The unaudited pro forma condensed consolidated financial statements of Axiom Gold Corporation (the "Company" or "Axiom Gold") as at December 31, 2003 and for the year then ended have been prepared by management after giving effect to the business combination between Wheaton River Minerals Ltd. ("Wheaton River") and IAMGold Corporation ("IAMGold"). These pro forma condensed consolidated financial statements also give effect to the acquisition by Wheaton River of a 37.5% indirect interest in Minera Alumbrera Limited ("Alumbrera") and a 100% interest in Peak Gold Mines Pty Limited ("Peak") as if they had occurred on January 1, 2003 and the acquisition of the Amapari gold project. These pro forma consolidated financial statements have been compiled from and include:

  (a)
  A pro forma condensed consolidated balance sheet combining the audited consolidated balance sheet of Wheaton River as at December 31, 2003 and the audited consolidated balance sheet of IAMGold as at December 31, 2003.

  (b)
  A pro forma condensed consolidated statement of operations combining the audited consolidated statement of operations of Wheaton River for the year ended December 31, 2003 with the audited consolidated statement of operations of IAMGold for the year ended December 31, 2003, 37.5% of the unaudited statement of operations of Alumbrera for the period from January 1, 2003 to June 23, 2003 (Schedule 1(a)), and the unaudited statement of operations of Peak for the period from January 1, 2003 to March 17, 2003.

  The pro forma condensed consolidated balance sheet as at December 31, 2003 has been prepared as if the combination of Wheaton River and IAMGold described in Note 3 (a) had occurred on December 31, 2003. The pro forma condensed consolidated statement of operations for the year ended December 31, 2003 has been prepared as if the transactions described in Note 3 had occurred on January 1, 2003.

  It is management's opinion that these pro forma condensed consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 3 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Wheaton River's accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Axiom Gold which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Wheaton River, IAMGold, Alumbrera and Peak described above.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Wheaton River for the year ended December 31, 2003 which are included in this information circular. The significant accounting policies of Alumbrera after adjustment into Canadian generally accepted accounting principles ("Canadian GAAP") (Schedule 1(b)) conform in all material respects to those of Wheaton River. The significant accounting policies of IAMGold and of Peak conform in all material respects to those of Wheaton River, except for the accounting for asset retirement obligations.

3.     BUSINESS ACQUISITIONS

        (a)   Axiom Gold

    On March 30, 2004, IAMGold and Wheaton River announced that their boards of directors had unanimously agreed to combine IAMGold and Wheaton River. Under the terms of the agreement, each IAMGold share will become a Axiom Gold share and each Wheaton River share will be exchanged for 0.55 of a Axiom Gold share. As a result of the proposed transaction, the combined company will be held 32% by existing IAMGold shareholders and 68% by existing Wheaton River shareholders. Under the terms of the agreement, each Wheaton River warrant or stock option which gives the holder the right to acquire a common share of Wheaton River when presented for exercise will be exchanged for 0.55 of a common share of Axiom Gold.

    The business combination will be accounted for as a reverse takeover purchase transaction, with Wheaton River, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold's assets and liabilities are fair valued and added to Wheaton River's balance sheet at the date of the transaction. The value of IAMGold's outstanding common shares is determined as if the inverse exchange ratio of 1:0.55 had been used to issue the equivalent number of Wheaton River common shares (i.e. 145,536,179/0.55 or 264,611,235 deemed common shares). The deemed Wheaton River shares issued are valued at a price of $3.06 (Cdn$4.00) being the average common share price of Wheaton River four days before, the day of, and four days after the date of announcement less an amount for deemed share issue costs.

    The preliminary allocation of the purchase price summarized in the table below is subject to change:

(US Dollars in thousands)
Purchase price:
145,536,179 Axiom Gold common shares	$809,675
Stock options and warrants of IAMGold	14,692
Acquisition costs	12,000

$836,367

Net assets acquired:
Cash and cash equivalents	$61,675
Non-cash working capital	67,739
Other long-term assets	22,963
Equity investments in mine properties	132,723
Royalty interests	75,092
Property, plant and equipment	271,988
Goodwill	300,067
Rehabilitation provision	(4,697)
Long-term debt	(11,342)
Future income taxes, net	(83,589)
Deferred stock-based compensation	3,748

$836,367

    The combination of Wheaton River and IAMGold is subject to, among other things, regulatory and shareholder approvals. The fair value of the net assets of IAMGold to be acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown above and the differences may be material.

        (b)   Minera Alumbrera Limited ("Alumbrera") and Peak Gold Mines Pty Limited ("Peak")

    On March 18, 2003, Wheaton River acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd. The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera. The purchase price for Alumbrera and Peak totalled $214,227,000 including acquisition costs. Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

    On June 24, 2003, the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd. ("Rio Algom", a subsidiary of BHP Billiton Ltd.) for a purchase price of $90,156,000 including acquisition costs. This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 and acquisition costs paid of $156,000.

    The acquisition of this additional 12.5% interest in Alumbrera was financed through a bank term loan of $50 million bearing interest at Libor plus 2.75% per annum and a $25 million bank revolving working capital facility bearing interest at Libor plus 3% per annum.

    (i)
    Minera Alumbrera Limited

    The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of Wheaton River as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards. The total purchase price was $270,459,000 including acquisition costs. The allocation of the purchase price as at June 24, 2003 is summarized in the table below:

(US Dollars in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings — March 18, 2003 to June 23, 2003	7,324
Cash distribution received	(11,210)

176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note	25,000
Acquisition costs	156
Cash distribution received	(1,400)

$265,173

Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Non-current portion of long-term debt	(77,342)

$265,173

    Wheaton River's proportionate share of Alumbrera's balance sheet at December 31, 2003 is included in the historical balance sheet for Wheaton River as at December 31, 2003. Wheaton River's proportionate share of Alumbrera's statement of operations for the period from January 1, 2003 to June 23, 2003, after restatement from Australian generally accepted accounting principles ("Australian GAAP") to Canadian GAAP, have been calculated on Schedule 1(a).

    (ii)
    Peak Gold Mines Pty Limited

    The acquisition of 100% of Peak has been accounted for using the purchase method and the results from Peak's operations have been included in Wheaton River's results of operations from March 18, 2003. The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase price:
Cash paid	$33,583
Acquisition costs	341

$33,924

Net assets acquired:
Cash	$(263)
Non-cash working capital	4,791
Property, plant and equipment	34,219
Other non-current assets	422
Provision for reclamation and closure	(4,145)
Other non-current liabilities	(1,100)

$33,924

    Peak's balance sheet as at December 31, 2003 is included in the historical balance sheet of Wheaton River as at December 31, 2003.

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

  (a)
  The assumption that the completion of the agreement for the combination of Wheaton River and IAMGold will occur and to record the combination of Wheaton River and IAMGold and all the purchase accounting adjustments related thereto including IAMGold's estimated transaction costs of $5,000,000.

  (b)
  To record 37.5% of the operating results of Alumbrera for the period from January 1, 2003 to June 23, 2003.

  (c)
  To record 100% of the operating results of Peak for the period from January 1, 2003 to March 17, 2003.

  (d)
  To record the following adjustments to expense resulting from adjustments to asset carrying values in the purchase allocations:

  (i)
  an increase in depletion expense, rehabilitation expense and decrease in income from equity investments in mine properties of $12,418,000, $1,249,000 and $1,269,000, respectively, relating to IAMGold assets; and

  (ii)
  a decrease in depletion expense of $2,700,000 relating to Alumbrera and Peak assets.

  (e)
  To record the interest expense on the issuance of long-term debt in connection with the acquisition of the additional 12.5% interest in Alumbrera.

  (f)
  To reverse the Company's 25% indirect interest in the earnings of Alumbrera for the period from March 18, 2003 to June 23, 2003 and adjust income tax expense of Alumbrera to Wheaton River's basis for the period from January 1, 2003 to June 23, 2003.

  (g)
  To eliminate interest expense on shareholder loans in Alumbrera.

  (h)
  To record the tax effect of the pro forma adjustments.

  (i)
  To record the effect of the Amapari gold project acquisition, which was completed on January 9, 2004, for a total consideration of $113,500,000 including acquisition costs, of which $26,200,000 was paid in cash and the remainder by way of 33 million common shares of Wheaton River and 21.5 million Series "B" common share purchase warrants.

5.     PRO FORMA EARNINGS PER SHARE

        (a)   Basic earnings per share

    The number of Wheaton River common shares outstanding is as follows:

(in thousands)
Number of Wheaton River common shares at December 31, 2003	533,697
Issued on Amapari gold project acquisition (Note 4 (i))	33,000
Issued on exercise of stock options and share purchase warrants	1,514

568,211

    The number of Axiom Gold common shares to be issued to Wheaton River shareholders is based on 568,014,946 outstanding common shares of Wheaton River at the 0.55 exchange ratio.

    The average number of shares used in the computation of pro forma basic earnings per share has been determined as follows:

(in thousands)
Number of Axiom Gold common shares to be issued to Wheaton River shareholders	312,516
Average number of IAMGold common shares outstanding	142,954

Average number of common shares outstanding, basic	455,470

        (b)   Diluted earnings per share

    The average number of common shares used in the computation of pro forma diluted earnings per share has been determined as follows:

(in thousands)
Pro forma average number of common shares outstanding	455,470
Dilutive effect of IAMGold stock options	2,339
Dilutive effect of Wheaton River warrants and stock options	50,792

Average number of common shares outstanding, diluted	508,601

    The dilutive effect of IAMGold stock options and Wheaton River warrants and stock options has been determined by using the share price of Wheaton River common shares of $3.22, as adjusted by the ratio of 0.55 used in the determination of the purchase price of IAMGold as the average market price of Axiom Gold common shares for the year, in the application of the treasury stock method.

6.     STOCK-BASED COMPENSATION

  Under the terms of the agreement to combine IAMGold and Wheaton River, each stock option which gives the holder the right to acquire common shares of Wheaton River will, upon completion of the combination, give the holder the right to acquire shares in the common stock of Axiom Gold at the 0.55 exchange ratio.

  If Axiom Gold had applied the fair value of accounting for stock options granted to employees and non-employees, pro forma earnings would be as follows:

(in thousands, except per share amounts)
Pro forma earnings	$78,612
Pro forma compensation expense
IAMGold stock options per audited consolidated financial statements	(2,474)
Wheaton River stock options per audited consolidated financial statements	(15,925)

Adjusted pro forma earnings	$60,213

Adjusted pro forma earnings per share, basic	$0.13

Adjusted pro forma earnings per share, diluted	$0.12

Schedule 1(a)

AXIOM GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF MINERA ALUMBRERA LIMITED

(Unaudited)
(Expressed in thousands of United States Dollars)

					Canadian GAAP
	Australian GAAP						Period from June 24, 2003 to June 30, 2003
								Period from January 1, 2003 to June 23, 2003
	Year ended June 30, 2003	Six months ended December 31, 2002	Six months ended June 30, 2003	GAAP Adjustments	Six months ended June 30, 2003	Six months ended June 30, 2003
	100%	100%	100%		100%	37.5%	37.5%	37.5%
SALES	$518,970	$255,067	$263,903	$30,923	$294,826	$110,560	$4,236	$106,324

COST OF SALES	241,596	127,368	114,228	18,864	133,092	49,910	1,737	48,173
DEPRECIATION AND DEPLETION	125,313	61,590	63,723	—	63,723	23,896	1,019	22,877

	366,909	188,958	177,951	18,864	196,815	73,806	2,756	71,050

EARNINGS FROM MINING OPERATIONS	152,061	66,109	85,952	12,059	98,011	36,754	1,480	35,274

EXPENSES AND OTHER INCOME
General and administrative	76	64	12	—	12	5	—	5
Interest and financing	25,215	15,258	9,957	(1,989)	7,968	2,988	155	2,833
Other (income) expense	438	1,172	(734)	—	(734)	(275)	42	(317)

	25,729	16,494	9,235	(1,989)	7,246	2,718	197	2,521

EARNINGS BEFORE THE FOLLOWING	126,332	49,615	76,717	14,048	90,765	34,036	1,283	32,753
INCOME TAX EXPENSE	84,878	36,184	48,694	4,214	52,908	19,840	385	19,455

NET EARNINGS	$41,454	$13,431	$28,023	$9,834	$37,857	$14,196	$898	$13,298

Schedule 1(b)

AXIOM GOLD CORPORATION

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF MINERA ALUMBRERA LIMITED

GAAP Differences
(Unaudited)

REVENUE RECOGNITION

        Alumbrera recognizes revenue for sales based on contractual terms, which is typically upon crossing the ship's rail when the risk and rewards of ownership transfer.

        Under Canadian GAAP, revenue cannot be recognized until both legal title and the risks and rewards of ownership have been transferred. For certain of Alumbrera's sales, title does not transfer until certain documentation is provided to the customer and payment is received. Accordingly, the reconciliations include adjustments to reverse (a) the revenue recognized under Australian GAAP for which title did not transfer at period end; (b) the corresponding trade debtors; (c) the restoration of inventory; and (d) reversal of cost of sales.

ALLOCATION OF OVERHEAD COSTS TO INVENTORY

        Alumbrera uses absorption costing, including the allocation of variable and fixed overhead costs, to value inventory.

        Under Canadian GAAP, inventory cost is broadly defined to mean acquisition and production cost, and is the sum of expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.

        The reconciliations include adjustments to reverse certain overhead costs recorded in long term inventory that do not meet the above definition.

DEBT ISSUANCE COSTS

        Alumbrera capitalized as part of debt issuance costs premiums paid for political risk insurance on the borrowings and certain legal costs incurred to modify the loan security agreement.

        Under Canadian GAAP, capitalization of these costs would not be permitted.

        The reconciliations include adjustments to reverse the amounts capitalized and to reverse the related amortization expense.

EFFECTIVE INTEREST METHOD

        Alumbrera amortizes debt issuance costs on a straight line basis over the term of the respective borrowings.

        Under Canadian GAAP, debt issuance costs may be amortized over the term of the debt using the effective interest method.

        The reconciliations include adjustments to reverse the accounting under Australian GAAP and to record the amortization expense using the effective interest method.

TAXATION

        Except for the impact of the tax assets and liabilities resulting from the temporary (timing) differences generated by the Australian GAAP to Canadian GAAP differences, there are no significant differences in accounting for income taxes between Australian GAAP and Canadian GAAP, as they relate to Alumbrera.

EXHIBIT G

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

among

IAMGOLD CORPORATION

and

2045230 ONTARIO INC.

and

WHEATON RIVER MINERALS LTD.

April 23, 2004

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

        THIS AGREEMENT made as of the 23rd day of April, 2004 and amended and restated as of April 29, 2004

A M O N G :

IAMGOLD CORPORATION, a corporation existing under the Canada Business Corporations Act, (hereinafter sometimes referred to as "IAMGold")
OF THE FIRST PART
- and -
2045230 ONTARIO INC., a corporation existing under the Business Corporations Act (Ontario), (hereinafter sometimes referred to as "IAMGold Subco")
OF THE SECOND PART
- and -
WHEATON RIVER MINERALS LTD., a corporation existing under the Business Corporations Act (Ontario), (hereinafter sometimes referred to as "Wheaton")
OF THE THIRD PART

WITNESSES THAT:

        WHEREAS IAMGold Subco is a corporation wholly-owned by IAMGold;

        AND WHEREAS IAMGold, IAMGold Subco and Wheaton propose to effect a business combination to combine the business and assets of Wheaton with those of IAMGold;

        AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (Ontario);

        NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE ONE
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.01    Definitions

        In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	"Acquisition Proposal" means, in respect of IAMGold, any Material IAMGold Subsidiary, Wheaton or any Material Wheaton Subsidiary, any bona fide, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction (excluding the Permitted IAMGold Transactions and the Permitted Wheaton Transactions) which would, or could, in any case, constitute a de facto acquisition or change of control of IAMGold, any Material IAMGold Subsidiary, Wheaton or any Material Wheaton Subsidiary or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of IAMGold, any Material IAMGold Subsidiary, Wheaton or any Material Wheaton Subsidiary;
(b)	"Agreement" means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;
(c)	"Amalgamating Corporations" means IAMGold Subco and Wheaton collectively;
(d)	"Amendment Resolution" has the meaning set out in subsection 1.01(jj) hereof;
(e)	"AMEX" means the American Stock Exchange;
(f)
"Arrangement" means the arrangement under the provisions of section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;
(g)	"Arrangement Resolution" has the meaning set out in subsection 1.01(jj) hereof;
(h)	"Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the OBCA to be filed with the Director after the Final Order is made;
(i)	"Board Composition Resolution" has the meaning set out in subsection 1.01(jj) hereof;
(j)	"Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;
(k)	"Canadian GAAP" means accounting principles generally accepted in Canada;
(l)	"CBCA" means the Canada Business Corporations Act;
(m)	"Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 183(2) of the OBCA;
(n)	"Change of Name Resolution" has the meaning set out in subsection 1.01(jj) hereof;
(o)	"Closing Date" means June 15, 2004 or such other date as the parties hereto agree to;
(p)
"Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be the later of July 1, 2004 and the date by which the Effective Date is determined in accordance with section 5.04 hereof;
(q)	"Confidentiality Agreement" means the confidentiality agreement dated February 19, 2004 between IAMGold and Wheaton;
(r)	"Court" means the Superior Court of Justice (Ontario);

(s)	"DBG" means the Deutsche Börse Group (Frankfurt Exchange);
(t)
"De facto acquisition or change of control" means the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of such corporation to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of IAMGold or Wheaton, as the case may be, or, in the case of a Material IAMGold Subsidiary or a Material Wheaton Subsidiary, 50% of the total number of votes attached to all outstanding voting securities of such Material IAMGold Subsidiary or Material Wheaton Subsidiary, as the case may be;
(u)	"Director" means the Director appointed pursuant to section 278 of the OBCA;
(v)
"Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement, which date should occur within 4 Business Days after the Closing Date, or such other date as may be agreed to by the parties;
(w)	"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;
(x)
"Eligible Wheaton Shareholder" means a Former Wheaton Shareholder (as defined in the Plan of Arrangement) (a) who acquired Wheaton Common Shares after 1997; and (b) (i) who, by virtue of the Arrangement, becomes the holder of less than 5% of the outstanding IAMGold Common Shares, measured either by voting rights or value; or (ii) who, by virtue of the Arrangement, becomes the holder of greater than 5% of the outstanding IAMGold Common Shares, measured either by voting rights or value, if such Former Wheaton Shareholders who have a gain on their Wheaton Common Shares enter into gain recognition agreements with the United States Internal Revenue Service as required under section 367 of the Tax Code and the Treasury Regulations promulgated thereunder;
(y)
"Encumbrance" includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
(z)
"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;
(aa)
"Environmental Condition" means the generation, discharge, emission or release into the environment (including, without limitation, ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment or disposition prior to the Closing Date of any Hazardous Substance by any person in respect of which remedial action is required under any Environmental Laws or as to which any liability is currently or in the future imposed upon any person based upon the acts or omissions of any person prior to the Closing Date with respect to any Hazardous Substance or reporting with respect thereto;
(bb)
"Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;
(cc)
"Final Order" means the order of the Court pursuant to subsection 182(5) of the OBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;
(dd)
"Governmental Entity" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ee)
"Hazardous Substance" means any pollutant, contaminant or waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in or for the purposes of any Environmental Law;
(ff)	"IAMGold" means IAMGold Corporation, a corporation existing under the CBCA;
(gg)	"IAMGold Common Shares" means the common shares in the capital of IAMGold;
(hh)
"IAMGold Disclosure Letter" means the letter of even date herewith delivered by IAMGold to Wheaton in a form accepted by and initialled on behalf of Wheaton with respect to certain matters in this Agreement;
(ii)	"IAMGold Group Companies" means the IAMGold Subsidiaries and the IAMGold Significant Interest Companies collectively;
(jj)
"IAMGold Matters" means (i) an ordinary resolution of the IAMGold Shareholders approving the issuance of IAMGold Common Shares pursuant to the Arrangement including, without limitation, pursuant to the exercise of Wheaton Warrants and Wheaton Options (the "Arrangement Resolution"); (ii) a special resolution of the IAMGold Shareholders to amend the articles of IAMGold to increase the maximum number of directors of IAMGold to no less than sixteen and setting the number of IAMGold directors at sixteen (the "Amendment Resolution"); (iii) an ordinary resolution of the IAMGold Shareholders to elect the following persons as directors of IAMGold: Larry Bell, Gordon J. Bogden, John A. Boultbee, Derek Bullock, Donald K. Charter, Joseph F. Conway, Frank Giustra, Doug Holtby, Eduardo Luna, Antonio Madero, Ian McDonald, Mahendra Naik, William D. Pugliese, Robert A. Quartermain, Ian Telfer and Neil Woodyer (the "Board Composition Resolution"); and (iv) a special resolution of the IAMGold Shareholders to change the name of IAMGold to Axiom Gold Corporation or such other name as the parties hereto mutually agree to (the "Change of Name Resolution"), each of which may be conditional upon the Plan of Arrangement becoming effective;
(kk)
"IAMGold Meeting" means the annual and special meeting, including any adjournments or postponements thereof, of the IAMGold Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the IAMGold Matters;
(ll)	"IAMGold Shareholders" means, at any time, the holders of IAMGold Common Shares at such time;
(mm)
"IAMGold Significant Interest Companies" means La Société d'Exploitation des Mines d'Or de Sadiola S.A. and Yatela Exploitation Company Limited, each of which is a corporation existing under the laws of Mali, Sadiola Exploration Limited and Kenieba Exploration Company Limited, each of which is a corporation existing under the laws of the British Virgin Islands, and Abosso Goldfields Limited and Gold Fields Ghana Limited, each of which is a corporation existing under the laws of Ghana, collectively;
(nn)	"IAMGold Subco" means 2045230 Ontario Inc., a wholly-owned subsidiary of IAMGold existing under the OBCA;
(oo)
"IAMGold Subsidiaries" means AGEM Ltd. and IAMGold South America Corporation Ltd., each of which is a corporation existing under the laws of the Commonwealth of Barbados, IAMGold Mali SARL, a corporation existing under the laws of Mali, IAMGold Ecuador S.A., a corporation existing under the laws of Ecuador, IAMGold Argentina S.A., a corporation existing under the laws of Argentina, IAMGold Brazil, a corporation existing under the laws of Brazil, and IAMGold Subco, collectively;
(pp)	"Interim Order" means the interim order of the Court, as such order may be amended, pursuant to subsection 182(5) of the OBCA made in connection with the Arrangement;
(qq)	"Joint Proxy Circular" means the joint management information circular to be prepared by IAMGold and Wheaton in respect of the Meetings;

(rr)
"Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;
(ss)	"Letter Agreement" means the letter agreement dated March 30, 2004 between IAMGold and Wheaton, as amended;
(tt)	"Market Capitalization" means, at any time, the aggregate Market Price of all the then outstanding IAMGold Common Shares or Wheaton Common Shares, as the case may be;
(uu)
"Market Price" for a particular class of securities means, at any date, the simple average of the closing price of such class on the TSX or AMEX (whichever published market has the greatest volume during the ten Business Day period referenced below) for each of the Business Days on which there was a closing price falling not more than ten Business Days before such date;
(vv)
"Material Adverse Change" means, in respect of IAMGold or Wheaton, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of IAMGold or Wheaton, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of IAMGold and the IAMGold Subsidiaries, or Wheaton and the Wheaton Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on IAMGold and the IAMGold subsidiaries on a consolidated basis, or Wheaton and the Wheaton Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper or silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa; or (v) the announcement or implementation of the Permitted IAMGold Transactions or the Permitted Wheaton Transactions, respectively, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;
(ww)	"Material IAMGold Subsidiary" means any Subsidiary of IAMGold that represents 20% or more of the consolidated assets or consolidated revenues of the IAMGold Group Companies;
(xx)	"Material Wheaton Subsidiary" means any Subsidiary of Wheaton that represents 20% or more of the consolidated assets or consolidated revenues of the Wheaton Group Companies;
(yy)	"Meetings" means the IAMGold Meeting and the Wheaton Meeting, collectively, and "Meeting" means either of such meetings;
(zz)	"OBCA" means the Business Corporations Act (Ontario);
(aaa)	"Permitted IAMGold Transactions" means the potential transactions disclosed to Wheaton in the IAMGold Disclosure Letter;
(bbb)	"Permitted Wheaton Transactions" means the potential transactions disclosed to IAMGold in the Wheaton Disclosure Letter;
(ccc)
"Plan of Arrangement" means a plan of arrangement substantially in the form and content of schedule A attached hereto and any amendment or variation thereto made in accordance with section 7.01 of the Plan of Arrangement or section 7.01 hereof;
(ddd)
"Securities Authorities" means the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the Securities and Exchange Commission of the United States of America, collectively;

(eee)
"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of IAMGold, includes the IAMGold Subsidiaries and, in the case of Wheaton, includes the Wheaton Subsidiaries;
(fff)
"Superior Proposal" means, in respect of IAMGold or Wheaton, an Acquisition Proposal in respect of IAMGold or Wheaton, respectively, if such Acquisition Proposal is not conditional on obtaining financing and the directors of IAMGold or Wheaton, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Wheaton or IAMGold, respectively) from, as appropriate, the financial, legal and other advisors to IAMGold or Wheaton, respectively, to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which in the case of an Acquisition Proposal made to Wheaton, has a value per Wheaton Common Share which is at least $5.40, being 105% of the value ascribed to a Wheaton Common Share pursuant to the Arrangement on March 30, 2004 or, in the case of an Acquisition Proposal made to IAMGold, has a value per IAMGold Common Share which is at least $9.82, being 105% of the closing price of the IAMGold Common Shares on the TSX on March 30, 2004;
(ggg)
"Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;
(hhh)	"Tax Act" means the Income Tax Act (Canada);
(iii)	"Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;
(jjj)	"TSX" means the Toronto Stock Exchange;
(kkk)	"US Tax Code" means The United States Internal Revenue Code of 1986, as amended by any successor thereto;
(lll)	"Wheaton" means Wheaton River Minerals Ltd., a corporation existing under the OBCA;
(mmm)	"Wheaton Common Shares" means the common shares in the capital of Wheaton;
(nnn)
"Wheaton Disclosure Letter" means the letter of even date herewith delivered by Wheaton to IAMGold in a form accepted by and initialled on behalf of IAMGold with respect to certain matters in this Agreement;
(ooo)	"Wheaton Group Companies" means the Wheaton Subsidiaries and the Wheaton Significant Interest Companies, collectively;

(ppp)
"Wheaton Meeting" means the annual and special meeting, including any adjournments or postponements thereof, of the Wheaton Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;
(qqq)
"Wheaton Options" means the outstanding options to purchase an aggregate of 22,686,161 Wheaton Common Shares issued pursuant to the Wheaton Share Option Plans, and the options to purchase an aggregate of 1,250,000 Wheaton Common Shares issued pursuant to the acquisition of the Luismin mine, which options are governed by Wheaton's 2001 Share Option Plan;
(rrr)	"Wheaton Series A Warrants" means those warrants referred to in paragraph 1.01(rrr)(ii) below;
(sss)	"Wheaton Shareholders" means, at any time, the holders of Wheaton Common Shares at such time;
(ttt)	"Wheaton Share Option Plans" means the share option plans of Wheaton adopted in 1995 and 2001;
(uuu)	"Wheaton Significant Interest Companies" means the corporations listed in schedule B attached hereto, collectively;
(vvv)	"Wheaton Subsidiaries" means the corporations listed in schedule C attached hereto, collectively;
(www)
"Wheaton Warrants" means (i) the 54,967,247 warrants expiring May 30, 2007 entitling the holders to purchase an aggregate of 54,967,247 Wheaton Common Shares at a price of $1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the 57,402,748 Series A Warrants, expiring May 30, 2007, entitling the holders to purchase an aggregate of 57,402,748 Wheaton Common Shares at a price of $1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company; and (iii) the 64,300,024 Series B Warrants, expiring August 25, 2008, entitling the holders to purchase an aggregate of 64,300,024 Wheaton Common Shares at a price of $3.10 per Wheaton Common Share issued and outstanding pursuant to the Warrant Indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively each of which is between Wheaton and CIBC Mellon Trust Company;
(xxx)
"Wheaton Warrant Indentures" means the warrant indentures made between Wheaton and CIBC Mellon Trust Company dated May 30, 2002, February 27, 2003 and August 25, 2003 as such indentures have been amended or supplemented to the date hereof;
(yyy)	"1933 Act" means the Securities Act of 1933, as amended, of the United States of America;
(zzz)	"1934 Act" means the Securities Exchange Act of 1934, as amended, of the United States of America; and
(aaaa)	"1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.

        In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.02    Interpretation Not Affected by Headings

        The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.03    Number, Gender and Persons

        In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04    Date for any Action

        If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05    Statutory References

        Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06    Currency

        Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.07    Invalidity of Provisions

        Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

Section 1.08    Accounting Matters

        Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Section 1.09    Knowledge

        Where the phrases "to the knowledge of IAMGold" or "to IAMGold's knowledge" or "to the knowledge of Wheaton" or "to Wheaton's knowledge" are used: (a) in respect of IAMGold, the IAMGold Subsidiaries, Wheaton or the Wheaton Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (i) in the case of IAMGold and the IAMGold Subsidiaries, the collective actual knowledge of those officers of IAMGold and the IAMGold Subsidiaries and those officers, directors or members of a management or operating committee of an IAMGold Significant Interest Company who is a nominee of IAMGold set forth in schedule F hereto; and (ii) in the case of Wheaton and the Wheaton Subsidiaries, the collective actual knowledge of those officers of Wheaton and the Wheaton Subsidiaries and those officers, directors or members of a management or operating committee of a Wheaton Significant Interest Company who is a nominee of Wheaton set forth in schedule G hereto; and (b) to qualify any representation and warranty or statement made in respect of the IAMGold Significant Interest Companies or the Wheaton Significant Interest Companies, such phrase shall mean that: (i) in the case of the IAMGold Significant Interest Companies, to the collective actual knowledge of those officers of IAMGold and the IAMGold Subsidiaries and those officers, directors or members of a management or operating committee of an IAMGold Significant Interest Company who is a nominee of IAMGold set forth in schedule F hereto, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect; and (ii) in the case of the

Wheaton Significant Interest Companies, to the collective actual knowledge of those officers of Wheaton and the Wheaton Subsidiaries and those officers, directors or members of a management or operating committee of a Wheaton Significant Interest Company who is a nominee of Wheaton set forth in schedule G hereto, they have no actual knowledge that the representation and warranty or statement qualified by such phrase is incorrect.

Section 1.10    Meaning of Certain Phrase

        In this Agreement the phrase "in the ordinary and regular course of business" shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

Section 1.11    Schedules

        The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement
B	Description of Wheaton Significant Interest Companies
C	Description of Wheaton Subsidiaries
D	Description of Wheaton Options
E	Description of IAMGold Options
F	List of IAMGold Officers and Directors
G	List of Wheaton Officers and Directors
H	List of Wheaton Principal Properties
I	List of IAMGold Principal Properties

ARTICLE TWO
THE ARRANGEMENT

Section 2.01    Arrangement

        The Amalgamating Corporations shall amalgamate by way of arrangement pursuant to section 182 of the OBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement, and IAMGold shall issue the IAMGold Common Shares required to be issued in connection with the Arrangement.

Section 2.02    Effective Date

        The Arrangement shall become effective at the Effective Time and at such time the Amalgamating Corporations shall amalgamate and continue as one corporation on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.03    Consultation

        IAMGold and Wheaton will consult with the other of them in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of IAMGold and Wheaton shall use its commercially reasonable efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof. IAMGold and Wheaton agree that this section 2.03 supersedes section 7 of the Confidentiality Agreement and that hereafter section 7 of the Confidentiality Agreement shall have no force or effect.

Section 2.04    Court Proceedings

        As soon as is reasonably practicable after the date of execution of this Agreement and in any event by April 28, 2004, Wheaton and IAMGold Subco shall apply to the Court pursuant to section 182 of the OBCA for an order approving the Arrangement and, in connection with such application, Wheaton and IAMGold Subco shall:

  (i)
  file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the Wheaton Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

  (ii)
  subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

        The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to Wheaton and IAMGold Subco, each acting reasonably, and, in the case of the application to the Court for the Interim Order, shall request that the Interim Order provide, among other things:

  (a)
  for the persons to whom notice is to be provided in respect of the Arrangement for the Wheaton Meeting and for the manner in which such notice is to be provided; and

  (b)
  that the requisite approval of the Wheaton Shareholders for the Arrangement shall be two-thirds of the votes cast thereon by Wheaton Shareholders present in person or represented by proxy at the Wheaton Meeting.

Section 2.05    Closing

        Unless this Agreement is terminated pursuant to the provisions hereof, IAMGold, IAMGold Subco and Wheaton shall meet at the offices of Fraser Milner Casgrain LLP, Suite 3900, 1 First Canadian Place, 100 King Street West, Toronto, Ontario at 9:00 a.m. on June 15, 2004 or at such other time or on such other date as they may mutually agree upon and each of them shall deliver to the other of them:

  (i)
  the documents required or contemplated to be delivered by it hereunder to complete the Arrangement and the other transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

  (ii)
  written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

Section 2.06    Articles of Arrangement

        Subject to the rights of termination contained in article Seven hereof, upon the Wheaton Shareholders approving the Arrangement in accordance with the Interim Order, the IAMGold Shareholders approving the Arrangement Resolution, the Amalgamating Corporations obtaining the Final Order and the other conditions contained in article Five hereof being complied with or waived, the Amalgamating Corporations shall on or after the Closing Date jointly file articles of arrangement, in duplicate, with the Director together with such other documents as may be required in order to effect the Arrangement.

Section 2.07    Management and Board of Directors

        Upon the completion of the Arrangement (i) Ian Telfer shall be appointed Executive Co-Chairman of IAMGold, William Pugliese shall be appointed Co-Chairman of IAMGold and Joseph Conway shall remain as the President and Chief Executive Officer of IAMGold reporting to the board of directors of IAMGold, (ii) the number of directors of IAMGold shall be increased to sixteen, with the eight directors of IAMGold remaining as directors of IAMGold and the eight directors of Wheaton becoming directors of IAMGold, and (iii) IAMGold will form a management committee (chaired by the President and Chief Executive Officer) comprised of three representatives from each of IAMGold and Wheaton. The Wheaton members of the management committee shall be Peter Barnes, current Executive Vice President and Chief Financial Officer of Wheaton, Russell Barwick, current Executive Vice President of Wheaton and Eduardo Luna, current Executive Vice President of

Wheaton. The IAMGold members of the management committee shall be Joseph Conway, current President and Chief Executive Officer of IAMGold, Grant Edey, current Chief Financial Officer of IAMGold and Larry Phillips, current Vice President, Corporate Affairs and General Counsel of IAMGold.

Section 2.08    Head Office

        The location of the head office of IAMGold shall remain in Toronto and management of IAMGold shall review and determine the location of the other offices of IAMGold within twelve months following the completion of the Arrangement.

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES

Section 3.01    Representations and Warranties of Wheaton

        Wheaton hereby represents and warrants to IAMGold and IAMGold Subco, and hereby acknowledges that each of IAMGold and IAMGold Subco is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

  (a)
  Organization.    Wheaton, each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Wheaton, each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Wheaton. All of the outstanding shares of Wheaton and the Wheaton Subsidiaries and the outstanding shares representing Wheaton's interest in each of the Wheaton Significant Interest Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the Wheaton Subsidiaries, and all of the outstanding shares representing Wheaton's interest in each of the Wheaton Significant Interest Companies, are owned directly or indirectly by Wheaton or a Wheaton Subsidiary. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Wheaton Group Company or as disclosed by Wheaton in the Wheaton Disclosure Letter, the outstanding shares of each Wheaton Group Company which are owned by Wheaton (or by another Wheaton Group Company) are owned free and clear of all Encumbrances and neither Wheaton nor any of the Wheaton Group Companies is liable to any Wheaton Group Company or to any creditor in respect thereof. Other than as disclosed by Wheaton in the Wheaton Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Wheaton Group Companies from either Wheaton or any of the Wheaton Subsidiaries.

  (b)
  Capitalization.    Wheaton is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of Common Shares. As at April 22, 2004, there were nil preferred shares and 568,210,638 Wheaton Common Shares outstanding, an aggregate of 23,936,161 Wheaton Common Shares were set aside for issue under Wheaton Options and an aggregate of 176,670,019 Wheaton Common Shares were set aside for issue under the Wheaton Warrants. The Wheaton Options are described in schedule D attached hereto. Except for the Wheaton Options and the Wheaton Warrants and except as disclosed in the Wheaton Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Wheaton or any of the Wheaton Subsidiaries to issue or sell any shares of Wheaton or any of the Wheaton Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Wheaton or any of the Wheaton Subsidiaries. All outstanding Wheaton Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Wheaton or any of the Wheaton Group Companies having the right to vote with the Wheaton Shareholders on any matter. There are no outstanding contractual obligations of Wheaton or of any of the Wheaton Group Companies to repurchase, redeem or otherwise acquire any outstanding Wheaton Common Shares or with respect to the voting or disposition of any outstanding Wheaton Common Shares.

  (c)
  Authority.    Wheaton has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Wheaton as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Wheaton and the completion by Wheaton of the transactions contemplated by this Agreement have been authorized by the directors of Wheaton and, subject to the approval by the Wheaton Shareholders in the manner contemplated herein, no other corporate proceedings on the part of Wheaton are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of Wheaton of the Joint Proxy Circular. This Agreement has been executed and delivered by Wheaton and constitutes a legal, valid and binding obligation of Wheaton, enforceable against Wheaton in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery of this Agreement, the performance of the provisions hereof and the completion of the transactions contemplated hereby do not and will not:

  (i)
  result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

  (a)
  the articles or by-laws (or their equivalent) of Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies,

  (b)
  except for the consents disclosed in the Wheaton Disclosure Letter, any Law, or

  (c)
  except as disclosed in the Wheaton Disclosure Letter, any contract, agreement, licence or permit to which Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, is bound or is subject or of which Wheaton or any Wheaton Group Company is the beneficiary;

  (ii)
  except as disclosed in the Wheaton Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, to come due before its stated maturity or cause any available credit to cease to be available;

  (iii)
  except as disclosed in the Wheaton Disclosure Letter, result in the imposition of any Encumbrance upon any of the property or assets of Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, or restrict, hinder, impair or limit the ability of Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies to conduct the business of Wheaton or any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies as and where it is now being conducted; or

  (iv)
  except as disclosed in the Wheaton Disclosure Letter, result in any payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director or officer of Wheaton or any Wheaton Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Wheaton or any Wheaton Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

    which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required (A) to be obtained by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by Wheaton of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings with the Director under the OBCA and filings with and approvals required by Securities Authorities and stock exchanges, (iv) any other consent, waiver, permit, order or approval referred to in the Wheaton Disclosure Letter and (v) any other consent, approval, order, authorization, declaration or filing which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton, or (B) to be obtained in connection with the acquisition by IAMGold of the properties, property interests and mining operations owned directly or indirectly by Wheaton in connection with the Arrangement.

  (d)
  Directors' Approvals.    The directors of Wheaton have received an opinion from GMP Securities Inc., the financial advisor to the directors of Wheaton, that the exchange ratio in respect of the Arrangement is fair, from a financial point of view, to the Wheaton Shareholders and have unanimously:

  (i)
  determined that the exchange ratio of Wheaton Common Shares for IAMGold Common Shares is fair to the Wheaton Shareholders and the Arrangement is in the best interests of Wheaton;

  (ii)
  recommended that the Wheaton Shareholders vote in favour of the Arrangement; and

  (iii)
  authorized the entering into of this Agreement, and the performance of its provisions, by Wheaton.

  (e)
  Wheaton Subsidiaries.    The only Subsidiaries of Wheaton are the Wheaton Subsidiaries and the only other corporations in which Wheaton owns a direct or indirect interest of greater than 30% are the Wheaton Significant Interest Companies.

  (f)
  No Defaults.    IAMGold has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Wheaton or any of the Wheaton Group Companies that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Wheaton, or access thereto, and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Wheaton nor any of the Wheaton Subsidiaries nor, to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of Wheaton in the case of the Wheaton Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton.

  (g)
  Absence of Changes.    Since December 31, 2003, except as publicly disclosed by Wheaton prior to the date hereof, as disclosed in the Wheaton Disclosure Letter, or pursuant to a Permitted Wheaton Transaction:

  (i)
  Wheaton and each of the Wheaton Subsidiaries and, to the knowledge of Wheaton, each of the Wheaton Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (ii)
  neither Wheaton nor any of the Wheaton Group Companies has incurred or suffered a Material Adverse Change;

  (iii)
  there has not been any acquisition or sale by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any material property or assets thereof;

    (iv)
    other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any debt for borrowed money, any creation or assumption by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any Encumbrance, any making by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person (other than (a) travel loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed $1,000,000 outstanding at any time, and (c) loans made to other Wheaton Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Wheaton;

    (v)
    Wheaton has not declared or paid any dividends or made any other distribution on any of the Wheaton Common Shares;

    (vi)
    Wheaton has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Wheaton Common Shares;

    (vii)
    other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Wheaton or any of the Wheaton Subsidiaries to any of their respective directors, or officers or to any director or officer of any of the Wheaton Significant Interest Companies who is a nominee of Wheaton, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Wheaton Options pursuant to the Wheaton Share Option Plans) made to, for or with any of such directors or officers;

    (viii)
    Wheaton has not effected any material change in its accounting methods, principles or practices; and

    (ix)
    Wheaton has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

  (h)
  Employment Agreements.    Other than as publicly disclosed by Wheaton prior to the date hereof, or disclosed by Wheaton in the Wheaton Disclosure Letter:

  (i)
  neither Wheaton nor any of the Wheaton Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Wheaton or any of the Wheaton Subsidiaries which cannot be terminated without payment upon a maximum of 12 months' notice;

  (ii)
  neither Wheaton nor any of the Wheaton Subsidiaries has any employee or consultant whose employment or contract with Wheaton or the Wheaton Subsidiary, respectively, cannot be terminated without payment upon a maximum of 12 months' notice; and

  (iii)
  neither Wheaton nor any of the Wheaton Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Wheaton, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Wheaton, pending or threatened strike or lockout, and, to the knowledge of Wheaton, none of the Wheaton Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

  (i)
  Financial Matters.    The audited consolidated balance sheets, audited consolidated statements of operations, audited consolidated statements of shareholders' equity and audited consolidated statements of cash flows for the financial years ended December 31, 2003 and December 31, 2002 of Wheaton were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of Wheaton at the respective dates indicated and the results of operations of Wheaton for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Wheaton on a consolidated basis in accordance with Canadian GAAP. Neither Wheaton nor any of the Wheaton Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of Wheaton for the financial year ended December 31, 2003, except liabilities and obligations incurred in the ordinary and regular course of business since December 31, 2003 or which liabilities or obligations do not in the aggregate exceed $3,000,000. There are reasonable grounds for believing that (i) Wheaton is, and the corporation resulting from the amalgamation of Wheaton and IAMGold Subco pursuant to the Arrangement will be, able to pay its liabilities as they become due, (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) no creditor of Wheaton will be prejudiced by the Arrangement.

  (j)
  Books and Records.    The corporate records and minute books of Wheaton and, since the date each Wheaton Subsidiary was acquired or incorporated by Wheaton, the corporate records and minute books of the Wheaton Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Wheaton. Financial books and records and accounts of Wheaton and the Wheaton Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Wheaton and the Wheaton Group Companies, and (iii) in the case of Wheaton and the Wheaton Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of Wheaton. Wheaton has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of Wheaton, and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

  (k)
  Litigation.    There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Wheaton, threatened against or relating to Wheaton or any of the Wheaton Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton. To the knowledge of Wheaton, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the Wheaton Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Wheaton, threatened against or relating to Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, except for the winding-ups, reorganizations or similar proceedings incident to or forming part of the Wheaton Permitted Transactions, before any Governmental Entity. Neither Wheaton, any of the Wheaton Subsidiaries, or to the knowledge of Wheaton, any of the Wheaton Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $3,000,000 as a condition to or a necessity for the right or ability of Wheaton or the Wheaton Group Company, respectively, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

  (l)
  Title to Properties and Condition of Assets.    Except as set forth in the Wheaton Disclosure Letter, applying customary standards in the mining industry, each Wheaton Group Company has sufficient title, free and clear of any title defect or Encumbrance, to its operating properties and properties with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in schedule H hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on Wheaton. Furthermore, all real and tangible personal property of each Wheaton Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and would not be reasonably likely to have, a Material Adverse Effect on Wheaton.

  (m)
  Insurance.    Wheaton maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

  (n)
  Environmental.    Except as to the matters described in the Wheaton Disclosure Letter, since the date Wheaton acquired each of the Wheaton Group Companies there has been no Environmental Condition, and in respect of each such Wheaton Group Company, to Wheaton's knowledge there exists no Environmental Condition, which, individually or in the aggregate, has, or is reasonably likely to have, a Material Adverse Effect on Wheaton.

  (o)
  Tax Matters.    Wheaton and the Wheaton Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect on Wheaton. Wheaton has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Wheaton, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Wheaton or any of the Wheaton Group Companies. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

  (p)
  Intellectual Property.    Neither Wheaton nor the Wheaton Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Wheaton and the Wheaton Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of the use of the words "Wheaton River" in the context of the business of Wheaton.

  (q)
  Pension and Employee Benefits.

  (i)
  Wheaton and the Wheaton Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Wheaton and the Wheaton Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Wheaton or the Wheaton Subsidiaries (collectively referred to in this subsection as the "Wheaton Plans") and all Wheaton Plans maintained by or binding upon Wheaton or any of the Wheaton Subsidiaries are, except as disclosed in the Wheaton Disclosure Letter, fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Wheaton or any of the Wheaton Subsidiaries from any such regulatory authority.

    (ii)
    No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Wheaton Plan maintained by or binding upon Wheaton or any of the Wheaton Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

  (r)
  Reporting Status.    Wheaton is a reporting issuer or its equivalent in each of the provinces of Canada. Wheaton is subject to section 12(b) of the 1934 Act. The Wheaton Common Shares and the Wheaton Warrants are listed on the TSX. The Wheaton Common Shares and the Wheaton Series A Warrants are listed on AMEX.

  (s)
  Reports.    Wheaton has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "Wheaton Documents"). The Wheaton Documents, at the time filed, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Wheaton, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Wheaton. Wheaton has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

  (t)
  Compliance with Laws.    Wheaton and, since the date Wheaton acquired each of the Wheaton Subsidiaries, the Wheaton Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton. To the knowledge of Wheaton, the Wheaton Subsidiaries and the Wheaton Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Wheaton.

  (u)
  No Cease Trade.    Wheaton is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Wheaton, no investigation or other proceedings involving Wheaton which may operate to prevent or restrict trading of any securities of Wheaton are currently in progress or pending before any applicable stock exchange or Securities Authority.

  (v)
  No Option on Assets.    Except as disclosed in the Wheaton Disclosure Letter and in respect of the Permitted Wheaton Transactions, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Wheaton or the Wheaton Subsidiaries of any of the material assets of Wheaton or any of the Wheaton Subsidiaries.

  (w)
  Certain Contracts.    Except as disclosed in the Wheaton Disclosure Letter, neither Wheaton, nor to the knowledge of Wheaton any of the Wheaton Subsidiaries is, nor since the date Wheaton acquired each of the Wheaton Subsidiaries has any Wheaton Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Wheaton or the Wheaton Subsidiaries are conducted, (ii) limit any business practice of

    Wheaton or any Wheaton Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Wheaton or any Wheaton Subsidiary in any material respect.

  (x)
  Foreign Private Issuer.    As of the date hereof, Wheaton is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

  (y)
  Investment Company Status.    Wheaton is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

  (z)
  Full Disclosure.    Wheaton has made available to IAMGold all material information, including financial, operational and other information, in respect of the properties listed in schedule H (except such information that does not have, and would not reasonably be expected to lead to, a Material Adverse Effect in respect of Wheaton) and all such information as made available to IAMGold and IAMGold Subco is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

  (aa)
  No Broker's Commission.    Wheaton has not entered into any agreement that would entitle any person to any valid claim against Wheaton for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the financial advisory fees disclosed in the Wheaton Disclosure Letter.

  (bb)
  Investment Canada.    Wheaton is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

  (cc)
  U.S. Tax.    Wheaton has not taken or agreed to take any action or knows of any fact, agreement, plan, or other circumstance that is reasonably likely to prevent the Arrangement from qualifying for U.S. Federal income tax purposes as a reorganization within the meaning of section 368(a) of the U.S. Tax Code.

Section 3.02    Representations and Warranties of IAMGold and IAMGold Subco

        Each of IAMGold and IAMGold Subco hereby represents and warrants to Wheaton, and hereby acknowledges that Wheaton is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

  (a)
  Organization.    IAMGold, each of the IAMGold Subsidiaries and, to the knowledge of IAMGold, each of the IAMGold Significant Interest Companies, has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. IAMGold, each of the IAMGold Subsidiaries and, to the knowledge of IAMGold, each of the IAMGold Significant Interest Companies, is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on IAMGold. All of the outstanding shares of the IAMGold Group Companies are validly issued, fully paid and non-assessable. All of the outstanding shares of the IAMGold Subsidiaries are owned directly or indirectly by IAMGold, outstanding shares representing an 18.9% interest in Abosso Goldfields Limited and Goldfields Ghana Limited, a 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A. are owned indirectly by IAMGold, outstanding shares representing a 50% interest in Sadiola Exploration Limited are owned indirectly by IAMGold, all of the outstanding shares of each of Kenieba Exploration Company Limited are owned by Sadiola Exploration Limited and outstanding shares representing an 80% interest in Yatela Exploitation Company Limited are owned by Sadiola Exploration Limited. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable IAMGold Group Company, the outstanding shares of each IAMGold Group Company which are owned by IAMGold (or by another IAMGold Group Subsidiary) are owned free and clear of all Encumbrances and neither IAMGold nor any of the IAMGold Group Companies is liable to any IAMGold Group Company or to any creditor in respect thereof. Other than as disclosed by IAMGold in the IAMGold Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the IAMGold Group Companies from either IAMGold or any of the IAMGold Subsidiaries. IAMGold Subco was incorporated for the purpose of completing the Arrangement and has carried on no other business.

  (b)
  Capitalization.    IAMGold is authorized to issue an unlimited number of first preference shares, an unlimited number of second preference shares and an unlimited number of IAMGold Common Shares. As at April 22, 2004 there were nil first preference shares, nil second preference shares and 145,536,179 IAMGold Common Shares outstanding and an aggregate of 9,246,595 IAMGold Common Shares were set aside for issue under the share incentive plan of IAMGold. Except (i) as described in the immediately preceding sentence, (ii) pursuant to this Agreement and the transactions contemplated hereby, and (iii) as disclosed in the IAMGold Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating IAMGold or any of the IAMGold Subsidiaries to issue or sell any shares of IAMGold or any of the IAMGold Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of IAMGold or any of the IAMGold Subsidiaries. All options issued by IAMGold are described in schedule E attached hereto. All outstanding IAMGold Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of IAMGold or any of the IAMGold Group Companies having the right to vote with the IAMGold Shareholders on any matter. There are no outstanding contractual obligations of IAMGold or of any of the IAMGold Group Companies to repurchase, redeem or otherwise acquire any outstanding IAMGold Common Shares or with respect to the voting or disposition of any outstanding IAMGold Common Shares.

  (c)
  Authority.    Each of IAMGold and IAMGold Subco has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by IAMGold and IAMGold Subco as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by IAMGold and IAMGold Subco and the completion by IAMGold and IAMGold Subco of the transactions contemplated by this Agreement have been authorized by the directors of IAMGold and IAMGold Subco, respectively, and, subject to the approval by the IAMGold Shareholders of the IAMGold Matters in the manner contemplated herein, no other corporate proceedings on the part of IAMGold or IAMGold Subco are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of IAMGold of the Joint Proxy Circular. This Agreement has been executed and delivered by each of IAMGold and IAMGold Subco and constitutes a legal, valid and binding obligation of each of IAMGold and IAMGold Subco, enforceable against IAMGold and IAMGold Subco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by IAMGold and IAMGold Subco of this Agreement and the performance by them of their respective obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

  (i)
  result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

  (a)
  the articles or by-laws (or their equivalent) of IAMGold or any of the IAMGold Subsidiaries or, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies,

  (b)
  except for the consents disclosed in the IAMGold Disclosure Letter, any Law, or

  (c)
  except as disclosed in the IAMGold Disclosure Letter, any contract, agreement, licence or permit to which IAMGold, or any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies, is bound or is subject to or of which IAMGold or any IAMGold Group Company is the beneficiary;

    (ii)
    except as disclosed in the IAMGold Disclosure Letter, give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by IAMGold or any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies, to come due before its stated maturity or cause any of its available credit to cease to be available;

    (iii)
    except as disclosed in the IAMGold Disclosure Letter, result in the imposition of any Encumbrance upon any of the property or assets of IAMGold, any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies, or restrict, hinder, impair or limit the ability of IAMGold, any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies to conduct the business of IAMGold or any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies as and where it is now being conducted; or

    (iv)
    except as disclosed in the IAMGold Disclosure Letter, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of IAMGold or any IAMGold Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of IAMGold or any IAMGold Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

    which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by IAMGold, any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies in connection with the execution and delivery of this Agreement or the consummation by IAMGold and IAMGold Subco of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the OBCA, in the case of IAMGold Subco, and filings with and approvals required by the Securities Authorities and stock exchanges, (iv) any other consents, waivers, permits, orders or approvals referred to in the IAMGold Disclosure Letter and (v) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (d)
  Directors' Approvals.    The directors of IAMGold have received an opinion from RBC Dominion Securities Inc., the financial advisor to the directors of IAMGold, that the consideration under the Arrangement is fair from a financial point of view to IAMGold and have unanimously:

  (i)
  recommended that the IAMGold Shareholders vote in favour of the issuance of IAMGold Common Shares pursuant to, and in connection with, the Arrangement; and

  (ii)
  authorized the entering into of this Agreement, and the performance of its provisions, by IAMGold.

  (e)
  IAMGold Subsidiaries.    The only Subsidiaries of IAMGold are the IAMGold Subsidiaries and the only other corporations in which IAMGold owns a direct or indirect interest of greater than 30% are the IAMGold Significant Interest Companies.

  (f)
  No Defaults.    Wheaton has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of IAMGold or any of the IAMGold Group Companies that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on IAMGold, or access thereto, and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements and licences. Neither IAMGold nor any of the IAMGold Subsidiaries nor, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would (to the knowledge of IAMGold in the case of the IAMGold Significant Interest Companies) constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (g)
  Absence of Changes.    Since December 31, 2003, except as publicly disclosed by IAMGold prior to the date hereof, as disclosed in the IAMGold Disclosure Letter, or pursuant to a Permitted IAMGold Transaction:

  (i)
  IAMGold and each of the IAMGold Subsidiaries and, to the knowledge of IAMGold, each of the IAMGold Significant Interest Companies has conducted its business only in the ordinary and regular course of business consistent with past practice;

  (ii)
  neither IAMGold nor any of the IAMGold Group Companies has incurred or suffered a Material Adverse Change;

  (iii)
  there has not been any acquisition or sale by IAMGold, any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies of any material property or assets thereof;

  (iv)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by IAMGold, any of the IAMGold Subsidiaries or, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies of any debt for borrowed money, any creation or assumption by IAMGold, any of the IAMGold Subsidiaries or, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies of any Encumbrance, any making by IAMGold, any of the IAMGold Subsidiaries or, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies of any loan, advance or capital contribution to or investment in any other person (other than (a) travel loans or advances made in the ordinary and regular course of business, (b) other loans and advances in an aggregate amount which does not exceed $500,000 outstanding at any time and (c) loans made to other IAMGold Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by IAMGold, any of the IAMGold Subsidiaries or, to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on IAMGold;

  (v)
  other than as publicly disclosed by IAMGold prior to the date hereof, IAMGold has not declared or paid any dividends or made any other distribution on any of the IAMGold Common Shares;

  (vi)
  IAMGold has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding IAMGold Common Shares;

  (vii)
  other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by IAMGold or any of the IAMGold Subsidiaries to any of their respective directors or officers or to any director or officer of any of the IAMGold Significant Interest Companies who is a nominee of IAMGold, or any grant to any such director or officer of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement made to, for or with any of such directors or officers;

  (viii)
  IAMGold has not effected any material change in its accounting methods, principles or practices; and

  (ix)
  other than as contemplated in connection with the transactions contemplated herein, IAMGold has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

  (h)
  Employment Agreements.    Other than as publicly disclosed by IAMGold prior to the date hereof, or disclosed by IAMGold in the IAMGold Disclosure Letter:

  (i)
  neither IAMGold nor any of the IAMGold Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of IAMGold or any of the IAMGold Subsidiaries which cannot be terminated without payment upon a maximum of 12 months' notice;

    (ii)
    neither IAMGold nor any of the IAMGold Subsidiaries has any employee or consultant whose employment or contract with IAMGold or the IAMGold Subsidiary, respectively, cannot be terminated without payment upon a maximum of 12 months' notice; and

    (iii)
    neither IAMGold nor any of the IAMGold Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of IAMGold, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or, to the knowledge of IAMGold, pending or threatened strike or lockout, and, to the knowledge of IAMGold, none of the IAMGold Significant Interest Companies is subject to any current, pending or threatened strike or lockout.

  (i)
  Financial Matters.    The audited consolidated balance sheets, audited consolidated statements of earnings and retained earnings and audited consolidated statements of cash flows for the financial years ended December 31, 2003 and December 31, 2002 of IAMGold were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of IAMGold at the respective dates indicated and the results of operations of IAMGold for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of IAMGold on a consolidated basis in accordance with Canadian GAAP. Neither IAMGold nor any of the IAMGold Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of IAMGold for the financial year ended December 31, 2003, except liabilities and obligations incurred in the ordinary and regular course of business since December 31, 2003 or which liabilities or obligations do not in the aggregate exceed $1,500,000.

  (j)
  Books and Records.    The corporate records and minute books of IAMGold and, since the date each IAMGold Subsidiary was acquired or incorporated by IAMGold, the corporate records and minute books of the IAMGold Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on IAMGold. Financial books and records and accounts of IAMGold and the IAMGold Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of IAMGold and the IAMGold Group Companies, and (iii) in the case of IAMGold and the IAMGold Subsidiaries, accurately and fairly reflect the basis for the consolidated financial statements of IAMGold. IAMGold has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of IAMGold, and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

  (k)
  Litigation.    There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of IAMGold, threatened against or relating to IAMGold or any of the IAMGold Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on IAMGold. To the knowledge of IAMGold, there is no claim, action, proceeding or investigation pending or threatened against or relating to any of the IAMGold Significant Interest Companies or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on IAMGold. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of IAMGold, threatened against or relating to IAMGold or any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies, before any Governmental Entity. Neither IAMGold, any of the IAMGold Subsidiaries, or to the knowledge of IAMGold, any of the IAMGold Significant Interest Companies, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $1,500,000 as a condition to or a necessity for the right or ability of IAMGold or the IAMGold Group Company, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

  (l)
  Title to Properties and Condition of Assets.    Except as set forth in the IAMGold Disclosure Letter, applying customary standards in the mining industry, each IAMGold Group Company has sufficient title, free and clear of any title defect or Encumbrance, to its operating properties and properties with proven and probable reserves (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in schedule I hereto, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on IAMGold. Furthermore, all real and tangible personal property of each IAMGold Group Company is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and would not be reasonably likely to have, a Material Adverse Effect on IAMGold. IAMGold has provided Wheaton with a list of the material royalty and similar type interests which are owned or held, directly or indirectly, by IAMGold and IAMGold has, applying customary standards in the mining industry, sufficient title to all of such material royalty or other interests, free and clear of any title defects or Encumbrances, except for any such title defects or Encumbrances that, individually or in the aggregate, do not have and would not be reasonably likely to have, a Material Adverse Effect on IAMGold.

  (m)
  Insurance.    IAMGold maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

  (n)
  Environmental.    Except as to the matters described in the IAMGold Disclosure Letter, since the date IAMGold acquired each of the IAMGold Group Companies there has been no Environmental Condition, and in respect of each such Wheaton Group Company, to IAMGold's knowledge there exists no Environmental Condition, which, individual or in the aggregate, has, or is reasonably likely to have, a Material Adverse Effect on IAMGold.

  (o)
  Tax Matters.    IAMGold and the IAMGold Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect on IAMGold. IAMGold has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of IAMGold, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to IAMGold or any of the IAMGold Group Companies. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

  (p)
  Intellectual Property.    IAMGold and the IAMGold Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of IAMGold.

  (q)
  Pension and Employee Benefits.

  (i)
  IAMGold and the IAMGold Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of IAMGold and the IAMGold Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon IAMGold or the IAMGold Subsidiaries, as the case may be, (collectively referred to in this subsection as the "IAMGold Plans") and all IAMGold Plans maintained by or binding upon IAMGold or any of the IAMGold Subsidiaries are, except as disclosed in the IAMGold Disclosure Letter, fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by IAMGold or any of the IAMGold Subsidiaries from any such regulatory authority.

  (ii)
  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IAMGold Plan maintained by or binding upon IAMGold or any of the IAMGold Subsidiaries being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

  (r)
  Reporting Status.    IAMGold is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The IAMGold Common Shares are registered under section 12(b) of the 1934 Act. The IAMGold Common Shares are listed on the TSX, AMEX and the DBG, and the outstanding options to purchase IAMGold Common Shares are quoted on the Montréal Exchange.

  (s)
  Reports.    IAMGold has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "IAMGold Documents"). The IAMGold Documents, at the time filed, (a) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over IAMGold, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on IAMGold. IAMGold has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

  (t)
  Compliance with Laws.    IAMGold and, since the date IAMGold acquired each of the IAMGold Subsidiaries, the IAMGold Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold. To the knowledge of IAMGold, the IAMGold Subsidiaries and the IAMGold Significant Interest Companies have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on IAMGold.

  (u)
  No Cease Trade.    IAMGold is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of IAMGold, no investigation or other proceedings involving IAMGold which may operate to prevent or restrict trading of any securities of IAMGold are currently in progress or pending before any applicable stock exchange or Securities Authority.

  (v)
  No Option on Assets.    Except as disclosed in the IAMGold Disclosure Letter and in respect of the Permitted IAMGold Transactions no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from IAMGold or the IAMGold Subsidiaries of any of the material assets of IAMGold or any of the IAMGold Subsidiaries.

  (w)
  Certain Contracts.    Except as disclosed in the IAMGold Disclosure Letter, neither IAMGold, nor to the knowledge of IAMGold any of the IAMGold Subsidiaries is, nor since the date IAMGold acquired each of the IAMGold Subsidiaries has any IAMGold Subsidiary become, a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of IAMGold or the IAMGold Subsidiaries are conducted, (ii) limit any business practice of IAMGold or any IAMGold Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by IAMGold or any IAMGold Subsidiary in any material respect.

  (x)
  Foreign Private Issuer.    As of the date hereof, IAMGold is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

  (y)
  Investment Company Status.    IAMGold is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

  (z)
  Shares.    The IAMGold Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully-paid and non-assessable shares.

  (aa)
  Certain Securities Law Matters.    The IAMGold Common Shares to be issued in connection with the Arrangement, including the IAMGold Common Shares to be issued upon the exercise of the Wheaton Options and the Wheaton Warrants will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject to restrictions contained therein in respect of distributions by "control persons", will be freely tradable by the holders thereof. The IAMGold Common Shares to be issued in connection with the Arrangement to Wheaton Shareholders who are residents of the United States of America or who are "U.S. persons" within the meaning of Regulation S under the 1933 Act, other than persons who are deemed to be affiliates of Wheaton for the purposes of Rule 145 under the 1933 Act, will not bear any restrictive legend imposed as a result of the operation of the 1933 Act.

  (bb)
  Full Disclosure.    IAMGold has made available to Wheaton all material information, including financial, operational and other information, in respect of the properties listed in schedule I (except such information that does not have, and would not reasonably be expected to lead to, a Material Adverse Effect in respect of IAMGold) and all such information as made available to Wheaton is true and correct in all material respect and no material fact or facts have been omitted therefrom which would make such information misleading.

  (cc)
  No Broker's Commission.    IAMGold has not entered into any agreement that would entitle any person to any valid claim against IAMGold for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except for the financial advisory fees disclosed in the IAMGold Disclosure Letter.

  (dd)
  Investment Canada.    IAMGold is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

  (ee)
  U.S. Tax.    IAMGold has not taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Arrangement from qualifying for U.S. Federal income tax purposes as a reorganization within the meaning of section 368(a) of the U.S. Tax Code.

Section 3.03    Survival of Representations and Warranties

        The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by

IAMGold or IAMGold Subco and their advisors shall not mitigate, diminish or affect the representations and warranties of Wheaton contained in this Agreement. Any investigation by Wheaton and its advisors shall not mitigate, diminish or affect the representations and warranties of IAMGold and IAMGold Subco contained in this Agreement.

ARTICLE FOUR
COVENANTS

Section 4.01    Covenants of Wheaton    Wheaton hereby covenants and agrees with IAMGold and IAMGold Subco as follows:

  (a)
  Interim Order.    As soon as practicable, Wheaton together with IAMGold Subco shall file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to IAMGold and IAMGold Subco, acting reasonably.

  (b)
  Wheaton Meeting.    In a timely and expeditious manner, Wheaton shall:

  (i)
  forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by Wheaton;

  (ii)
  prepare, in consultation with IAMGold, and file the Joint Proxy Circular (which shall be in a form satisfactory to IAMGold, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Joint Proxy Circular is required to be filed and mail the Joint Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Joint Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by IAMGold;

  (iii)
  convene the Wheaton Meeting as soon as practicable, and use its best efforts to convene the Wheaton Meeting no later than June 11, 2004 or such later date that may be mutually agreed upon with IAMGold, as provided in the Interim Order and solicit proxies to be voted at the Wheaton Meeting in favour of the Arrangement;

  (iv)
  provide notice to IAMGold of the Wheaton Meeting and allow representatives of IAMGold to attend the Wheaton Meeting;

  (v)
  conduct the Wheaton Meeting in accordance with the Interim Order, the OBCA, the by-laws of Wheaton and as otherwise required by applicable Laws; and

  (vi)
  take all such actions as may be required under the OBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

  (c)
  Amendments.    In a timely and expeditious manner, Wheaton shall prepare, (in consultation with IAMGold), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Joint Proxy Circular (which amendments or supplements shall be in a form satisfactory to IAMGold, acting reasonably) with respect to the Wheaton Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

  (d)
  Information for Joint Proxy Circular.    In a timely and expeditious manner, Wheaton shall provide to IAMGold all information as may be reasonably requested by IAMGold or as required by applicable Laws with respect to Wheaton and its businesses and properties for inclusion in the Joint Proxy Circular or in any amendment or supplement to the Joint Proxy Circular which complies in all material respects with all applicable Laws on the date of mailing thereof, and containing all material facts relating to Wheaton required to be disclosed in the Joint Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto.

  (e)
  Final Order.    Subject to the approval of the Arrangement at the Wheaton Meeting in accordance with the provisions of the Interim Order, Wheaton shall forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

  (f)
  Articles of Arrangement.    Wheaton shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of Wheaton, IAMGold and IAMGold Subco set forth herein, at a time and on a date to be agreed by IAMGold and Wheaton, file the Articles of Arrangement with the Director in order for the Arrangement to become effective.

  (g)
  Copy of Documents.    Except for proxies and other non-substantive communications, Wheaton shall furnish promptly to IAMGold a copy of each notice, report, schedule or other document or communication delivered, filed or received by Wheaton in connection with this Agreement, the Arrangement, the Interim Order or the Wheaton Meeting or any other meeting at which all Wheaton Shareholders are entitled to attend, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

  (h)
  Usual Business.    Other than in connection with completing the Permitted Wheaton Transactions, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Wheaton shall, and shall cause the Wheaton Subsidiaries to, and shall use its reasonable commercial efforts to cause the Wheaton Significant Interest Companies to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

  (i)
  Certain Actions Prohibited.    Other than as disclosed in the Wheaton Disclosure Letter or in connection with completing the Permitted Wheaton Transactions, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Wheaton shall not, without the prior written consent of IAMGold, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Wheaton Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Wheaton or any of the Wheaton Subsidiaries or any of the shares representing Wheaton's interest in the Wheaton Significant Interest Companies, other than the issue of Wheaton Common Shares pursuant to the exercise of the Wheaton Options or the Wheaton Warrants issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

  (ii)
  other than in the ordinary and regular course of business consistent with past practice in respect of rights, properties or assets that are not, either individually or collectively, material to Wheaton, or pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Wheaton Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

  (iii)
  amend or propose to amend the articles or by-laws (or their equivalent) of Wheaton or any of the Wheaton Subsidiaries or any of the terms of the Wheaton Options or the Wheaton Warrants as they exist at the date of this Agreement;

    (iv)
    split, combine or reclassify any of the shares of Wheaton or any of the Wheaton Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Wheaton;

    (v)
    redeem, purchase or offer to purchase, or permit any of the Wheaton Subsidiaries to redeem, purchase or offer to purchase, any Wheaton Common Shares and, other than pursuant to the Wheaton Share Option Plans, any options or obligations or rights under existing contracts, agreements and commitments;

    (vi)
    reorganize, amalgamate or merge Wheaton or any of the Wheaton Subsidiaries with any other person other than another Wheaton Subsidiary;

    (vii)
    acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Wheaton Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity other than another Wheaton Subsidiary or in connection with a transaction otherwise permitted by this Agreement;

    (viii)
    (A) in the case of Wheaton and the Wheaton Subsidiaries, satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Wheaton delivered to IAMGold and IAMGold Subco, and which are, individually or in the aggregate, in an amount in excess of $3,000,000 or which constitutes a claim between Wheaton and a Wheaton Subsidiary or between Wheaton Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $3,000,000; or (C) in the case of Wheaton and the Wheaton Subsidiaries, enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Wheaton Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

    (x)
    except as required by Canadian GAAP, any other generally accepted accounting principle to which any Wheaton Group Company may be subject or any applicable Law, make any changes to the existing accounting practices of Wheaton or make any material tax election inconsistent with past practice.

  (j)
  Employment Arrangements.    Without the prior written consent of IAMGold, Wheaton shall not, and shall cause the Wheaton Subsidiaries not to, other than in the ordinary and regular course of business consistent with past practice, or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer or director of Wheaton or any of the Wheaton Subsidiaries or any officer or director of any of the Wheaton Significant Interest Companies who is a nominee of Wheaton.

  (k)
  Insurance.    Wheaton shall use its reasonable commercial efforts, and shall cause the Wheaton Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the Wheaton Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

  (l)
  Certain Actions.    Wheaton shall:

  (i)
  not take any action or permit any of the Wheaton Subsidiaries to take any action, and shall use its reasonable commercial efforts not to allow any of the Wheaton Significant Interest Companies to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by Wheaton in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

  (ii)
  promptly notify IAMGold of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Wheaton, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Wheaton of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Wheaton contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

  (m)
  No Compromise.    Wheaton shall not, and shall cause the Wheaton Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Wheaton in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of IAMGold, such consent not to be unreasonably withheld or delayed.

  (n)
  Contractual Obligations.    Except in the ordinary and regular course of business and consistent with past practice, and other than in connection with completing the Permitted Wheaton Transactions, or as required by applicable Laws, Wheaton shall not, and shall cause the Wheaton Subsidiaries not to, and shall use its reasonable commercial efforts to cause the Wheaton Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Wheaton or any of the Wheaton Group Companies is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

  (o)
  Satisfaction of Conditions.    Subject to section 6.01 hereof, Wheaton shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

  (i)
  obtain the approval of Wheaton Shareholders for the Arrangement in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

  (ii)
  obtain all other consents, approvals and authorizations as are required to be obtained by Wheaton or any of the Wheaton Group Companies under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Wheaton;

  (iii)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

  (iv)
  oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

    (v)
    fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Wheaton; and

    (vi)
    cooperate with IAMGold and IAMGold Subco in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate Wheaton to pay or cause to be paid any monies to cause such performance to occur.

  (p)
  Refrain from Certain Actions.    Without limiting the provisions of subsection 4.01(i) hereof, Wheaton shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on Wheaton, provided that where Wheaton is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, Wheaton shall immediately notify IAMGold in writing of such circumstances.

  (q)
  Keep Fully Informed.    Without limiting the provisions of subsection 4.01(i) hereof, Wheaton shall, in all material respects, conduct itself so as to keep IAMGold fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

  (r)
  Cooperation.    Wheaton shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

  (s)
  Representations.    Wheaton shall use its commercially reasonable efforts to conduct its affairs and to cause the Wheaton Subsidiaries to conduct their affairs so that all of the representations and warranties of Wheaton contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

  (t)
  Information.    Wheaton shall continue to make available and cause to be made available to IAMGold and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable IAMGold to effect a thorough examination of Wheaton and the Wheaton Group Companies and the business, properties and financial status thereof and shall cooperate with IAMGold in securing access for IAMGold to any documents, agreements, corporate records or minute books not in the possession or under the control of Wheaton. Subject to applicable Laws, upon reasonable notice, Wheaton shall, and shall cause the Wheaton Subsidiaries to, and shall use its reasonable commercial efforts to cause the Wheaton Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of IAMGold reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Wheaton and the Wheaton Group Companies, and, during such period, Wheaton shall, and shall cause the Wheaton Subsidiaries to, and shall use its reasonable commercial efforts to cause the Wheaton Significant Interest Companies to, furnish promptly to IAMGold all information concerning the business, properties and personnel of Wheaton and the Wheaton Group Companies as IAMGold may reasonably request.

  (u)
  Title Opinions.    Wheaton shall deliver legal opinions in respect of the title to the properties described in schedule H hereto.

  (v)
  Tax Representation Letter.    Wheaton shall provide, for the purposes of the tax opinion described in subsection 5.01(m) hereof, a representation letter reasonably customary in scope and substance as of a date that is two days prior to the date the Joint Proxy Circular is mailed to IAMGold Shareholders and reissued as of the Effective Date.

  (w)
  Wheaton Options and Other Rights.    Wheaton shall take all corporate action necessary to ensure that on the Effective Date all of the outstanding Wheaton Options and other rights exercisable for Wheaton Common Shares, provide only for the issuance of IAMGold Common Shares upon the due exercise thereof, on the basis of 0.55 of an IAMGold Common Share for each Wheaton Common Share to which a holder of a Wheaton Option or right was previously entitled.

  (x)
  Closing Documents.    Wheaton shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

Section 4.02    Covenants of IAMGold and IAMGold Subco

        Each of IAMGold and IAMGold Subco hereby covenants and agrees with Wheaton as follows:

  (a)
  IAMGold Meeting.    In a timely and expeditious manner, IAMGold shall:

  (i)
  prepare, in consultation with Wheaton and file the Joint Proxy Circular (which shall be in a form satisfactory to Wheaton, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Joint Proxy Circular is required to be filed and mail the Joint Proxy Circular in accordance with all applicable Laws, in and to all jurisdictions where the Joint Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Wheaton;

  (ii)
  convene the IAMGold Meeting as soon as practicable, and use its best efforts to convene the IAMGold Meeting no later than June 11, 2004 or such later date that may be mutually agreed upon with Wheaton, and solicit proxies to be voted at the IAMGold Meeting in favour of the IAMGold Matters;

  (iii)
  provide notice to Wheaton of the IAMGold Meeting and allow representatives of Wheaton to attend the IAMGold Meeting; and

  (iv)
  conduct the IAMGold Meeting in accordance with the CBCA, the by-laws of IAMGold and as otherwise required by applicable Laws;

  (b)
  Amendments.    In a timely and expeditious manner, IAMGold shall prepare, (in consultation with Wheaton), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Joint Proxy Circular (which amendments or supplements shall be in a form satisfactory to Wheaton, acting reasonably) with respect to the IAMGold Meeting and mail such amendments or supplements, in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

  (c)
  Proceedings.    In a timely and expeditious manner, IAMGold and IAMGold Subco shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the IAMGold Common Shares contemplated pursuant to section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by IAMGold and IAMGold Subco, as applicable.

  (d)
  Information for Joint Proxy Circular.    In a timely and expeditious manner, IAMGold and IAMGold Subco shall provide to Wheaton all information as may be reasonably requested by Wheaton or as required by the Interim Order or applicable Laws with respect to IAMGold and IAMGold Subco and their respective businesses and properties for inclusion in the Joint Proxy Circular or in any amendment or supplement to the Joint Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to

    IAMGold and IAMGold Subco required to be disclosed in the Joint Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto.

  (e)
  Copy of Documents.    Except for proxies and other non-substantive communications, IAMGold and IAMGold Subco shall furnish promptly to Wheaton a copy of each notice, report, schedule or other document or communication delivered, filed or received by IAMGold or IAMGold Subco in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

  (f)
  Usual Business.    Other than in connection with completing the Permitted IAMGold Transactions, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, IAMGold shall, and shall cause the IAMGold Subsidiaries to, and shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Companies to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

  (g)
  Certain Actions Prohibited.    Other than as disclosed in the IAMGold Disclosure Letter or in connection with completing the Permitted IAMGold Transactions, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, IAMGold shall not, without the prior written consent of Wheaton, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

  (i)
  issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit an IAMGold Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, IAMGold or any of the IAMGold Subsidiaries or any of the shares representing IAMGold's interest in the IAMGold Significant Interest Companies, other than the issue of IAMGold Common Shares pursuant to the exercise of outstanding options to purchase IAMGold Common Shares issued pursuant to the share incentive plan of IAMGold, in accordance with their terms as of the date hereof;

  (ii)
  other than in the ordinary and regular course of business consistent with past practice in respect of rights, properties or assets that are not, either individually or collectively, material to IAMGold, or pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the IAMGold Subsidiaries to sell, lease or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

  (iii)
  amend or propose to amend the articles or by-laws (or their equivalent) of IAMGold or any of the IAMGold Subsidiaries or any of the terms of options to purchase IAMGold Common Shares issued pursuant to the share incentive plan of IAMGold as they exist at the date of this Agreement;

  (iv)
  split, combine or reclassify any of the shares of IAMGold or any of the IAMGold Subsidiaries or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of IAMGold;

  (v)
  redeem, purchase or offer to purchase, or permit any of the IAMGold Subsidiaries to redeem, purchase or offer to purchase, any IAMGold Common Shares and, other than pursuant to the share incentive plan of IAMGold, any options or obligations or rights under existing contracts, agreements and commitments;

  (vi)
  reorganize, amalgamate or merge IAMGold or any of the IAMGold Subsidiaries with any other person other than another IAMGold Subsidiary;

    (vii)
    acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the IAMGold Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity other than another IAMGold Subsidiary or in connection with a transaction otherwise permitted by this Agreement;

    (viii)
    (A) in the case of IAMGold and the IAMGold Subsidiaries, satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of IAMGold delivered to Wheaton, and which are, individually or in the aggregate, in an amount in excess of $1,500,000 or which constitutes a claim or liability between IAMGold and an IAMGold Subsidiary or between IAMGold Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $1,500,000; or (C) in the case of IAMGold and the IAMGold Subsidiaries, enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

    (ix)
    incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the IAMGold Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; or

    (x)
    except as required by Canadian GAAP, any other generally accepted accounting principle to which any IAMGold Group Company may be subject or any applicable Law, make any changes to the existing accounting practices of IAMGold or make any material tax election inconsistent with past practice.

  (h)
  Employment Arrangements.    Without the prior written consent of Wheaton, IAMGold shall not, and shall cause the IAMGold Subsidiaries not to, other than in the ordinary and regular course of business consistent with past practice, or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer or director of IAMGold or any of the IAMGold Subsidiaries or any officer or director of any of the IAMGold Significant Interest Companies who is a nominee of IAMGold.

  (i)
  Insurance.    IAMGold shall use its reasonable commercial efforts and shall cause the IAMGold Subsidiaries to use their reasonable commercial efforts, and shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Companies to use their reasonable commercial efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

  (j)
  Certain Actions.    IAMGold and IAMGold Subco shall:

  (i)
  not take any action or permit any of the IAMGold Subsidiaries to take any action, and shall use its reasonable commercial efforts not to allow any of the IAMGold Significant Interest Companies to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by IAMGold or IAMGold Subco in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made; and

  (ii)
  promptly notify Wheaton of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a

      Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of IAMGold, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by IAMGold of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of IAMGold or IAMGold Subco contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

  (k)
  No Compromise.    IAMGold shall not, and shall cause the IAMGold Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of IAMGold in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Wheaton, such consent not to be unreasonably withheld or delayed.

  (l)
  Contractual Obligations.    Except in the ordinary and regular course of business and consistent with past practice, and other than in connection with completing the Permitted IAMGold Transactions, or as required by any applicable Law, IAMGold shall not, and shall cause the IAMGold Subsidiaries not to, and shall use its reasonable commercial efforts to cause the IAMGold Significant Interest Companies not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which IAMGold or any of the IAMGold Group Companies is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

  (m)
  Satisfaction of Conditions.    Subject to section 6.01 hereof, IAMGold and IAMGold Subco shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to their obligations to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable efforts to:

  (i)
  obtain the approval of a majority of votes cast by IAMGold Shareholders at the IAMGold Meeting in respect of the matters to be considered at the IAMGold Meeting in accordance with applicable Laws;

  (ii)
  obtain all consents, approvals and authorizations as are required to be obtained by IAMGold or any of the IAMGold Group Companies under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on IAMGold;

  (iii)
  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

  (iv)
  oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

  (v)
  fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

  (vi)
  cooperate with Wheaton in connection with the performance by Wheaton of its obligations hereunder, provided however that the foregoing shall not be construed to obligate IAMGold to pay or cause to be paid any monies to cause such performance to occur.

  (n)
  Refrain from Certain Actions.    Without limiting the provisions of subsection 4.02(g) hereof, IAMGold and IAMGold Subco shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on IAMGold, provided that where IAMGold or IAMGold Subco is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, they shall immediately notify Wheaton in writing of such circumstances.

  (o)
  Keep Fully Informed.    Without limiting the provisions of subsection 4.02(g) hereof, IAMGold shall, in all material respects, conduct itself so as to keep Wheaton fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

  (p)
  Cooperation.    IAMGold and IAMGold Subco shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

  (q)
  Representations.    IAMGold and IAMGold Subco shall use commercially reasonable efforts to conduct their affairs and to cause the IAMGold Subsidiaries to conduct their affairs so that all of the representations and warranties of IAMGold and IAMGold Subco contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

  (r)
  Information.    IAMGold and IAMGold Subco shall continue to make available and cause to be made available to Wheaton and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Wheaton to effect a thorough examination of IAMGold and the IAMGold Group Companies and the business, properties and financial status thereof and shall cooperate with Wheaton in securing access for Wheaton to any documents, agreements, corporate records or minute books not in the possession or under the control of IAMGold or IAMGold Subco. Subject to applicable Laws, upon reasonable notice, IAMGold and IAMGold Subco shall, and shall cause the IAMGold Subsidiaries to, and shall use their reasonable commercial efforts to cause the IAMGold Significant Interest Companies to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Wheaton reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of IAMGold and the IAMGold Group Companies, and, during such period, IAMGold and IAMGold Subco shall, and shall cause the IAMGold Subsidiaries to, and shall use their reasonable commercial efforts to cause the IAMGold Significant Interest Companies to, furnish promptly to Wheaton all information concerning the business, properties and personnel of IAMGold and the IAMGold Group Companies as Wheaton may reasonably request.

  (s)
  Title Opinions.    IAMGold shall deliver legal opinions in respect of the title to the properties described in schedule I hereto.

  (t)
  Tax Representation Letter.    IAMGold and IAMGold Subco shall provide, for the purposes of the tax opinion described in subsection 5.01(m) hereof, a representation letter reasonably customary in scope and substance as of a date that is two days prior to the date the Joint Proxy Circular is mailed to Wheaton Shareholders and reissued as of the Effective Date.

  (u)
  Closing Documents.    IAMGold and IAMGold Subco shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Wheaton, all in form satisfactory to Wheaton, acting reasonably.

Section 4.03    Wheaton Options

  (a)
  IAMGold agrees that the agreements evidencing the grant of the Wheaton Options shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement).

  (b)
  IAMGold shall take all corporate action necessary, including seeking any required shareholder approval required by applicable Laws to reserve for issuance a sufficient number of IAMGold Common Shares for delivery upon the exercise of the Wheaton Options assumed in accordance with this section.

  (c)
  IAMGold shall prepare and file with the Securities Authorities, and the stock exchanges on which IAMGold Common Shares are listed, all necessary reports, applications or other documents required in order to permit the issuance of IAMGold Common Shares upon the exercise of Wheaton Options and the free, unrestricted transferability of such shares after such issuance, subject to restrictions placed upon "control persons" and "affiliates" as defined in Rule 144 under the 1933 Act.

Section 4.04    Wheaton Warrants

  (a)
  IAMGold covenants and agrees that on the Closing Date, it will execute supplemental indentures by which it will, on the Effective Date, assume the obligations of Wheaton to perform and observe each covenant and condition contained in each of the Wheaton Warrant Indentures in accordance with its terms and shall take all corporate action necessary to reserve for issuance a sufficient number of IAMGold Common Shares for delivery upon exercise of the Wheaton Warrants referred to therein (subject to the adjustments required after giving effect to the Arrangement).

  (b)
  IAMGold shall prepare and file with the Securities Authorities, and the stock exchanges on which IAMGold Common Shares are listed, all necessary reports, applications or other documents required in order to permit the issuance of IAMGold Common Shares upon the exercise of Wheaton Warrants and the free, unrestricted transferability of such IAMGold Common Shares after such issuance, subject to restrictions placed upon "control persons" and "affiliates" as defined in Rule 144 under the 1933 Act.

Section 4.05    Indemnification and Insurance

  (a)
  IAMGold hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of Wheaton and the other Wheaton Subsidiaries provided in the articles or by-laws of any Wheaton Subsidiaries, or in any agreement, and any directors' and officers' insurance now existing in favour of the directors or officers of Wheaton and any other Wheaton Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than six years from the Effective Date.

  (b)
  Wheaton shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the Wheaton Subsidiaries for the purpose of this section 4.05 and this section 4.05 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against IAMGold by the persons described in subsection (a) hereof.

ARTICLE FIVE
CONDITIONS

Section 5.01    Mutual Conditions

        The respective obligations of Wheaton, IAMGold and IAMGold Subco to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

  (b)
  the Arrangement, with or without amendment, shall have been approved at the Wheaton Meeting by the Wheaton Shareholders in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;

  (c)
  the Arrangement Resolution shall have been approved, without amendment, at the IAMGold Meeting by the requisite majority of the votes cast by the IAMGold Shareholders at the IAMGold Meeting;

  (d)
  the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  (e)
  the Articles of Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

  (f)
  the Effective Date shall be on or before the Completion Deadline, subject to any extension available to a party hereto pursuant to section 5.04 hereof;

  (g)
  there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on Wheaton or IAMGold;

  (h)
  the TSX and AMEX shall have conditionally approved the listing thereon of the IAMGold Common Shares to be issued pursuant to the Arrangement (including the IAMGold Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the Wheaton Options and the Wheaton Warrants) as of the Effective Date, or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX and AMEX;

  (i)
  the TSX shall have conditionally approved the listing of the Wheaton Warrants (as amended by the supplemental indentures described in subsection 4.04(a) hereof) and the AMEX shall have conditionally approved the listing of the Wheaton Series A Warrants as of the Effective Date or as soon as possible thereafter, subject only to compliance with the usual requirements of the TSX or the AMEX, as the case may be;

  (j)
  (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity (other than as contemplated in subsection 5.01(a) hereof or in the Wheaton Disclosure Letter or the IAMGold Disclosure Letter) and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the Wheaton Disclosure Letter or the IAMGold Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Wheaton, IAMGold or IAMGold Subco or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

  (k)
  Wheaton Shareholders holding no more than 3% of the outstanding Wheaton Common Shares shall have exercised the right to dissent contemplated by section 5.01 of the Plan of Arrangement (and not withdrawn such exercise) and IAMGold shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Wheaton to such effect;

  (l)
  this Agreement shall not have been terminated pursuant to article seven hereof; and

  (m)
  Wheaton shall have received an opinion of U.S. tax counsel dated the Effective Date to the effect that the Arrangement will be treated for United States Federal Income Tax purposes as a reorganization within the meaning of section 368(a) of the U.S. Tax Code, that each of Wheaton, IAMGold and IAMGold Subco will be a party to that reorganization and that the Eligible Wheaton Shareholders will not recognize a taxable gain under the U.S. Tax Code (except with respect to cash received in lieu of fractional IAMGold Common Shares); it being understood that, in rendering such opinion, such tax counsel shall be entitled to rely upon representations provided by the parties hereto and certain shareholders of Wheaton in the representation letters delivered pursuant hereto.

The foregoing conditions are for the mutual benefit of the parties hereto and may be waived in respect of a party hereto, in whole or in part, by such party hereto in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.05 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

Section 5.02    Wheaton Conditions    The obligation of Wheaton to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Closing Date or such other time as is specified below:

  (a)
  the representations and warranties made by IAMGold and IAMGold Subco in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by IAMGold and IAMGold Subco in this Agreement shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Wheaton, have a Material Adverse Effect on IAMGold, and IAMGold shall have provided to Wheaton a certificate of two officers thereof, and IAMGold Subco shall have provided to Wheaton a certificate of an officer thereof, certifying such accuracy or lack of Material Adverse Effect on the Closing Date. No representation or warranty made by IAMGold hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the IAMGold Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

  (b)
  from the date of this Agreement to the Closing Date, there shall not have occurred, and IAMGold or any of the IAMGold Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on IAMGold;

  (c)
  each of IAMGold and IAMGold Subco shall have complied in all material respects with their covenants herein and IAMGold shall have provided to Wheaton a certificate of two officers thereof, and IAMGold Subco shall have provided to Wheaton a certificate of an officer thereof, certifying that, as of the Closing Date, they have so complied with their covenants herein;

  (d)
  the Change of Name Resolution shall have been approved by the requisite majority of the votes cast by the IAMGold Shareholders at the IAMGold Meeting;

  (e)
  the Amendment Resolution and the Board Composition Resolution shall have been approved by the requisite majority of the votes cast by the IAMGold Shareholders at the IAMGold Meeting or, if either such resolution is not approved by the requisite majority of the votes cast by the IAMGold Shareholders at the IAMGold Meeting, the number of directors of IAMGold shall have been increased to the maximum number permitted by the articles of IAMGold and IAMGold shall have ensured as of the Closing Date, through a serial resignation and appointment process or through such other means as may be acceptable to Wheaton that, as of the Effective Date, 50% of the directors of IAMGold in number will be comprised of persons acceptable to Wheaton and the remaining 50% of the directors of IAMGold in number is comprised of directors acceptable to IAMGold;

  (f)
  IAMGold shall have complied, as of the Effective Time, with the provisions of subsections 2.07(i) and (iii) hereof; and

  (g)
  the directors of IAMGold and each of the IAMGold Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by IAMGold and the IAMGold Group Companies to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Wheaton and may be waived, in whole or in part, by Wheaton in writing at any time. If any of such conditions shall not be complied with or waived by Wheaton on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.05 hereof, Wheaton may terminate this Agreement by written notice to IAMGold and IAMGold Subco in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Wheaton.

Section 5.03    IAMGold and IAMGold Subco Conditions

        The obligation of IAMGold and IAMGold Subco to complete the transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Closing Date or such other time as is specified below:

  (a)
  the representations and warranties made by Wheaton in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Wheaton in this Agreement which are not so qualified shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of IAMGold, have a Material Adverse Effect on Wheaton, and Wheaton shall have provided to each of IAMGold and IAMGold Subco a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Closing Date. No representation or warranty made by Wheaton hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Wheaton Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

  (b)
  from the date of this Agreement to the Closing Date, there shall not have occurred, and Wheaton or any of the Wheaton Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Wheaton;

  (c)
  Wheaton shall have complied in all material respects with its covenants herein and Wheaton shall have provided to each of IAMGold and IAMGold Subco a certificate of two officers thereof certifying that, as of the Closing Date, Wheaton has so complied with its covenants herein; and

  (d)
  the directors of Wheaton and each of the Wheaton Group Companies shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Wheaton and the Wheaton Group Companies to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of IAMGold and IAMGold Subco and may be waived, in whole or in part, by IAMGold and IAMGold Subco in writing at any time. If any of such conditions shall not be complied with or waived by IAMGold and IAMGold Subco on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.05 hereof, IAMGold and IAMGold Subco may terminate this Agreement by written notice to Wheaton in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by IAMGold or IAMGold Subco.

Section 5.04    Completion Deadline

        Each of Wheaton and IAMGold shall be entitled in its sole discretion, by written notice delivered to IAMGold or Wheaton respectively on or prior to the then Completion Date, to unilaterally extend the date on or before which the Effective Date is required to occur to a date not later than July 29, 2004.

Section 5.05    Notice and Cure Provisions

        Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

  (a)
  cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

  (b)
  result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

  (c)
  result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto favour contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby pursuant to the conditions contained in sections 5.01, 5.02 or 5.03 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Articles of Arrangement with the Director, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Wheaton Meeting or the IAMGold Meeting, the Wheaton Meeting or the IAMGold Meeting, as the case may be, shall be adjourned or postponed until the expiry of such period.

Section 5.06    Merger of Conditions

        The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issue of the Certificate. Wheaton acknowledges and agrees that it shall have no right to file the Articles of Arrangement with the Director unless such conditions have been satisfied, fulfilled or waived.

ARTICLE SIX
NON-SOLICITATION AND BREAK-UP FEE

Section 6.01    Mutual Covenants Regarding Non-Solicitation

  (a)
  Neither party hereto shall, directly or indirectly, through any officer, director, employee, representative or agent of such party or any of the Subsidiaries of such party, or otherwise:

  (i)
  solicit or initiate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal in respect of the party;

  (ii)
  participate, directly or indirectly, in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal in respect of the party;

  (iii)
  withdraw or modify in a manner adverse to the other party hereto the approval of the directors of the party of the transactions contemplated hereby;

  (iv)
  agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal in respect of the party; or

  (v)
  enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal in respect of the party;

    provided, however, that, notwithstanding the preceding part of this subsection 6.01(a), but subject to the following provisions of article Six of this Agreement, nothing shall prevent or restrict the directors of any party hereto (the "Target Party") from considering any unsolicited bona fide Acquisition Proposal in respect of the Target Party that may be a Superior Proposal or from considering, negotiating, approving, recommending to the shareholders thereof or entering into an agreement in respect of a Superior Proposal from any person in accordance with the provisions of the following subsections of this article Six. For purposes of this article Six, IAMGold and IAMGold Subco shall be considered as one party.

  (b)
  Within 48 hours of the receipt by any director or officer of a Target Party of any Acquisition Proposal in respect of the Target Party, or any amendment to the foregoing, or any request for non-public information relating to the Target Party or any of the Subsidiaries of the Target Party in connection with any Acquisition Proposal in respect of the Target Party or for access to the properties, books or records of the Target Party or any of the Subsidiaries of the Target Party by any person that informs the Target Party or any of the Subsidiaries of the Target Party that it is considering making, or has made, an Acquisition Proposal in respect of the Target Party, the Target Party shall notify the other party hereto (the "Non-Target Party") thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include a copy of the Acquisition Proposal documents (with such deletions as are necessary to protect any confidential portions of such documents, provided that material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) if the same has been received as described above, or, if not so received, a description of the material terms and conditions of the Acquisition Proposal and, in any event, provide such details of the Acquisition Proposal, inquiry or contact as the Non-Target Party may reasonably request, including the identity of the person making such Acquisition Proposal, inquiry or contact.

  (c)
  If the Target Party receives a request for material non-public information from a person who is considering making or has made a bona fide Acquisition Proposal in respect of the Target Party (the existence and content of which have been disclosed to the Non-Target Party), and the directors of the Target Party determine that such proposal would or does constitute a Superior Proposal then, and only in such case, the directors of the Target Party may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person mailing or considering mailing the Acquisition Proposal than those set forth in the Confidentiality Agreement, provide such person with access to information regarding the Target Party; provided, however, that the person who is considering making the Acquisition Proposal in respect of the Target Party shall not be precluded thereunder from making the Acquisition Proposal, and provided further that the Target Party sends a copy of any such confidentiality agreement to the Non-Target Party immediately upon the execution thereof and the Non-Target Party is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to the Non-Target Party and the Non-Target Party is immediately provided with access to similar information.

  (d)
  The Target Party shall ensure that the officers, directors and employees thereof and any financial advisors or other advisors or representatives retained by the Target Party are aware of the provisions of this section 6.01, and the Target Party shall be responsible for any breach of this section 6.01 by its financial advisors or other advisors or representatives.

Section 6.02    Notice by the Paying Party of Superior Proposal Determination

  (a)
  Until the later of the Completion Deadline and the date on which any amount required to be paid by the Target Party in accordance with the provisions of this Agreement has actually been received by the Non-Target Party, the Target Party and the directors thereof shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal in respect of the Target Party (other than a confidentiality agreement contemplated by subsection 6.01(c) hereof) on the basis that it would constitute a Superior Proposal, unless (i) it has provided the Non-Target Party with a copy of the documents containing such Acquisition Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that the material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) which the directors of the Target Party have determined would be a Superior Proposal pursuant to subsection 6.01(a) hereof, and (ii) five Business Days shall have elapsed from the later of the date the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date the Non-Target Party received a copy of the Acquisition Proposal.

  (b)
  During the five Business Days referred to in subsection 6.02(a) hereof, the Non-Target Party shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of the Target Party shall review any offer by the Non-Target Party to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in paragraph 6.02(a)(ii) hereof, whether the offer of the Non-Target Party upon acceptance by the Target Party would at least match the value per common share of the Target Party of the Superior Proposal. If the directors of the Target Party so determine, the Target Party shall enter into an amended agreement with the Non-Target Party reflecting the amended proposal of the Non-Target Party. If the directors of the Target Party do not so determine and instead determine, in good faith and after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to the Non-Target Party) from, as appropriate, financial, legal and other advisors to the Target Party, that the Acquisition Proposal is nonetheless a Superior Proposal and therefore reject the amended proposal of the Non-Target Party, the Target Party shall be liable to pay to the Non-Target Party the fee contemplated by section 6.03 hereof. The Target Party also acknowledges and agrees that each successive financial modification of any Acquisition Proposal in respect of the Target Party shall constitute a new Acquisition Proposal for purposes of the requirement under paragraph 6.02(a)(ii) hereof and shall initiate an additional five Business Day period.

Section 6.03    Break Fee Event

  (a)
  In the event that (each of the events below being a "Wheaton Triggering Event"):

  (i)
  this Agreement is terminated by IAMGold and IAMGold Subco pursuant to subsection 7.03(c) hereof;

  (ii)
  this Agreement is terminated by Wheaton pursuant to subsection 7.03(h) hereof;

  (iii)
  this Agreement is terminated by IAMGold and IAMGold Subco pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission) of Wheaton failing to submit the Arrangement for approval to the Wheaton Shareholders on or prior to the date which is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with paragraph 4.01(b)(iii) hereof; or

  (iv)
  an Acquisition Proposal shall have been made to Wheaton and made known to Wheaton Shareholders generally or shall have been made directly to Wheaton Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of Wheaton (a "Pending Wheaton Acquisition Proposal") and such Pending Wheaton Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Wheaton Meeting and, thereafter, the Wheaton Shareholders do not approve the Arrangement at the Wheaton Meeting, this Agreement is terminated by either IAMGold and IAMGold Subco or Wheaton pursuant to subsection 7.03(e) hereof and Wheaton completes the Pending Wheaton Acquisition Proposal within nine months following the termination of this Agreement;

then Wheaton shall pay to IAMGold within five Business Days following the termination of this Agreement, or in the case of subsection (iv) above, within five Business Days following completion of the Acquisition Proposal, an amount in cash equal to 3% of the Market Capitalization of Wheaton determined as of the close of business on the last Business Day prior to the date on which the Wheaton Triggering Event occurred, in immediately available funds to an account designated by IAMGold. Wheaton shall not be obligated to make more than one payment pursuant to this subsection 6.03(a). Wheaton hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which IAMGold will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Wheaton hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by IAMGold, IAMGold shall have no further claim against Wheaton in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude IAMGold from seeking injunctive relief to restrain any breach or threatened breach by Wheaton of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

  (b)
  In the event that (each of the events below being an "IAMGold Triggering Event"):

  (i)
  this Agreement is terminated by Wheaton pursuant to subsection 7.03(d) hereof;

  (ii)
  this Agreement is terminated by IAMGold pursuant to subsection 7.03(i) hereof;

  (iii)
  this Agreement is terminated by Wheaton pursuant to paragraph 7.03(b) hereof through the fault (whether by commission or omission) of IAMGold failing to submit the IAMGold Matters to the IAMGold Shareholders at the IAMGold Meeting for approval on or prior to the date which is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with paragraph 4.02(a)(ii) hereof; or

  (iv)
  an Acquisition Proposal shall have been made to IAMGold and made known to IAMGold Shareholders generally or shall have been made directly to IAMGold Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of IAMGold (a "Pending IAMGold Acquisition Proposal") and such Pending IAMGold Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the IAMGold Meeting and, thereafter, the IAMGold Matters (or any of them) are not approved by IAMGold Shareholders at the IAMGold Meeting, this Agreement is terminated by either IAMGold, IAMGold Subco or Wheaton pursuant to subsection 7.03(f) hereof or by Wheaton pursuant to subsection 7.03(g) hereof, and IAMGold completes the Pending IAMGold Acquisition Proposal within nine months following the termination of this Agreement;

then IAMGold shall pay to Wheaton within five Business Days following the termination of this Agreement, or in the case of subsection (iv) above, within five Business Days following completion of the Acquisition Proposal, an amount in cash equal to 3% of the Market Capitalization of IAMGold determined as of the close of business on the last Business Day prior to the date on which the IAMGold Triggering Event occurred, in immediately available funds to an account designated by Wheaton. IAMGold shall not be obligated to make more than one payment pursuant to this subsection 6.03(b). IAMGold hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Wheaton will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. IAMGold hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this section by Wheaton, Wheaton shall have no further claim against IAMGold in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Wheaton from seeking injunctive relief to restrain any breach or threatened breach by IAMGold of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

ARTICLE SEVEN
AMENDMENT AND TERMINATION

Section 7.01    Amendment

        This Agreement may, at any time and from time to time before or after the holding of the Wheaton Meeting or the IAMGold Meeting, be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the Wheaton Shareholders or the IAMGold Shareholders, and any such amendment may, without limitation:

  (a)
  change the time for the performance of any of the obligations or acts of any of the parties hereto;

  (b)
  waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

  (c)
  waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

  (d)
  waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, the terms of subsection 3.01(c) of the Plan of Arrangement shall not be amended without the approval of the Wheaton Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03 and article Seven hereof shall remain unaffected.

Section 7.02    Mutual Understanding Regarding Amendments

  (a)
  In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Wheaton, the Wheaton Shareholders, the Wheaton Subsidiaries, IAMGold and the IAMGold Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

  (b)
  The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Wheaton on the one hand, and IAMGold and IAMGold Subco on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the Wheaton Shareholders.

Section 7.03    Termination

        This Agreement may be terminated at any time prior to the Closing Date:

  (a)
  by the mutual written consent of the parties hereto;

  (b)
  as provided in sections 5.01, 5.02 or 5.03 hereof, subject to section 5.04 hereof;

  (c)
  by IAMGold and IAMGold Subco if there is a Superior Proposal in respect of Wheaton and the directors of Wheaton shall have withdrawn or modified in a manner adverse to IAMGold and IAMGold Subco their approval or recommendation of the Arrangement or shall have accepted, approved, recommended or entered into an agreement in respect of any Superior Proposal;

  (d)
  by Wheaton if there is a Superior Proposal in respect of IAMGold and the directors of IAMGold shall have withdrawn or modified in a manner adverse to Wheaton their approval of the Arrangement or shall have accepted, approved, recommended or entered into an agreement in respect of any Superior Proposal;

  (e)
  by IAMGold and IAMGold Subco or by Wheaton if the Wheaton Meeting shall have been held and completed and the approval of the Arrangement by Wheaton Shareholders required by subsection 5.01(b) hereof shall not have occurred;

  (f)
  by IAMGold and IAMGold Subco or by Wheaton if the IAMGold Meeting shall have been held and completed and the Arrangement Resolution is not approved by the requisite majority of the IAMGold Shareholders;

  (g)
  by Wheaton if the IAMGold Meeting shall have been held and completed and any of the Amendment Resolution, the Board Composition Resolution or the Name Change Resolution is not approved by the requisite majority of the IAMGold Shareholders;

  (h)
  by Wheaton upon any determination by the directors of Wheaton, after the conclusion of the process set out in sections 6.01 and 6.02 hereof, that an Acquisition Proposal in respect of Wheaton constitutes a Superior Proposal; or

  (i)
  by IAMGold and IAMGold Subco upon any determination by the directors of IAMGold, after the conclusion of the process set out in sections 6.01 and 6.02 hereof, that an Acquisition Proposal in respect of IAMGold constitutes a Superior Proposal;

provided that any termination by a party hereto in accordance with paragraph (b), (c), (d), (e), (f), (g), (h), or (i) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Closing Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of Wheaton and IAMGold contained in article Six hereof, including the payment required by section 6.03 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein. For greater certainty, if this Agreement is terminated pursuant to either subsection 7.03(g) or (h) hereof and, at the time of such termination, there is a Pending IAMGold Acquisition Proposal and/or a Pending Wheaton Acquisition Proposal, paragraphs 6.03(a)(iv) and/or 6.03(b)(iv) hereof shall survive the termination of this Agreement in accordance with their respective terms.

ARTICLE EIGHT
GENERAL

Section 8.01    Notices

        Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

        The address for service of each of the parties hereto shall be as follows:

(a)	if to Wheaton:
Wheaton River Minerals Ltd. Waterfront Centre Suite 1560 200 Burrard Street Vancouver, British Columbia V6C 3L6
Attention: Ian Telfer Facsimile: (604) 696-3001
with a copy (which shall not constitute notice) to:
Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2
Attention: Paul Stein Facsimile: (416) 350-6949

(b)	if to IAMGold or IAMGold Subco:
IAMGold Corporation 220 Bay Street 5th Floor Toronto, Ontario M5J 2W4
Attention: Joseph Conway Facsimile: (416) 360-4764
with a copy (which shall not constitute notice) to:
Fraser Milner Casgrain LLP Suite 3900, 1 First Canadian Place 100 King Street West Toronto, Ontario M5X 1B2
Attention: Franklin L. Davis Facsimile: (416) 863-4592

Section 8.02    Remedies

        The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, Wheaton (if either IAMGold or IAMGold Subco is the breaching party) or IAMGold and IAMGold Subco (if Wheaton is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, section 6.03 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

Section 8.03    Expenses

        The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Wheaton Meeting, the IAMGold Meeting and the preparation and mailing of the Joint Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.

Section 8.04    Time of the Essence

        Time shall be of the essence in this Agreement.

Section 8.05    Entire Agreement

        This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof including, without limitation, the Letter Agreement. This Agreement supersedes sections 4, 7 and 8 of the Confidentiality Agreement and sections 4, 7 and 8 of the Confidentiality Agreement shall have no further force or effect. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein, and in the letter agreements relating to due diligence investigations provided to IAMGold and Wheaton respectively by the other of them dated the date hereof.

Section 8.06    Further Assurances

        Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Section 8.07    Governing Law

        This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario. Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

Section 8.08    Execution in Counterparts

        This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

Section 8.09    Waiver

        No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.

Section 8.10    No Personal Liability

  (a)
  No director or officer of Wheaton shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to IAMGold or IAMGold Subco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Wheaton.

  (b)
  No director or officer of IAMGold or IAMGold Subco shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to Wheaton under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of IAMGold or IAMGold Subco.

Section 8.11    Enurement and Assignment

        This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

IAMGOLD CORPORATION
Per:	(Signed) LARRY E. PHILLIPS Larry E. Phillips Vice-President, Corporate Affairs and Corporate Secretary
2045230 ONTARIO INC.
Per:	(Signed) LARRY E. PHILLIPS Larry E. Phillips
WHEATON RIVER MINERALS LTD.
Per:	(Signed) PETER BARNES Peter Barnes Chief Financial Officer

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01    Definitions

        In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

  (a)
  "Amalgamating Corporations" means IAMGold Subco and Wheaton collectively and "Amalgamating Corporation" means either one of them;

  (b)
  "Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated by this Plan of Arrangement;

  (c)
  "Arrangement" means the arrangement under the provisions of section 182 of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

  (d)
  "Arrangement Agreement" means the arrangement agreement dated as of April 23, 2004 between IAMGold, IAMGold Subco and Wheaton, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

  (e)
  "Articles of Arrangement" means articles of arrangement in respect of the Arrangement required by the OBCA to be filed with the Director after the Final Order is made;

  (f)
  "Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

  (g)
  "Certificate" means the certificate giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to subsection 183(2) of the OBCA;

  (h)
  "Common Shares" means the common shares which the Corporation is authorized to issue and having the rights, privileges, restrictions and conditions set forth in section 4.04 hereof;

  (i)
  "Corporation" means the corporation continuing from the Amalgamation;

  (j)
  "Court" means the Superior Court of Justice (Ontario);

  (k)
  "Depositary" means Kingsdale Shareholder Services Inc., being the depositary appointed by IAMGold for the purpose of, among other things, exchanging certificates representing Wheaton Common Shares for IAMGold Common Shares in connection with the Arrangement;

  (l)
  "Director" means the director appointed pursuant to section 278 of the OBCA;

  (m)
  "Dissent Procedures" means the procedures set forth in section 185 of the OBCA required to be taken by a registered holder of Wheaton Common Shares to exercise the right of dissent in respect of such Wheaton Common Shares in connection with the Arrangement;

  (n)
  "Dissenting Shareholders" means the registered holders of Wheaton Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

  (o)
  "Effective Date" means the date set out in the Certificate as being the effective date in respect of the Arrangement;

  (p)
  "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

  (q)
  "Final Order" means the order of the Court approving the Arrangement, including any amendment thereto, pursuant to subsection 182(5) of the OBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

  (r)
  "Former Wheaton Shareholders" means the holders of Wheaton Common Shares immediately prior to the Effective Time;

  (s)
  "IAMGold" means IAMGold Corporation, a corporation existing under the Canada Business Corporations Act, which has agreed pursuant to the Arrangement Agreement to change its name to Axiom Gold Corporation or such other name as the parties hereto mutually agree to;

  (t)
  "IAMGold Common Shares" means the common shares which IAMGold is authorized to issue;

  (u)
  "IAMGold Subco" means 2045230 Ontario Inc., a wholly-owned subsidiary of IAMGold existing under the OBCA;

  (v)
  "Interim Order" means the interim order of the Court, including any amendment thereto, pursuant to subsection 182(5) of the OBCA made in connection with the Arrangement;

  (w)
  "Joint Proxy Circular" means the management information circular prepared for the Meetings;

  (x)
  "Meeting Date" means the date of the Wheaton Meeting;

  (y)
  "Meetings" means the Wheaton Meeting and the annual and special meeting of the holders of IAMGold Common Shares held to consider and approve, among other things, the issuance of IAMGold Shares pursuant to the Arrangement;

  (z)
  "OBCA" means the Business Corporations Act (Ontario);

  (aa)
  "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

  (bb)
  "Wheaton" means Wheaton River Minerals Ltd., a corporation existing under the OBCA;

  (cc)
  "Wheaton Common Shares" means the common shares which Wheaton is authorized to issue;

  (dd)
  "Wheaton Meeting" means the annual and special meeting of the holders of Wheaton Common Shares held to consider and approve, among other things, the Arrangement;

  (ee)
  "Wheaton Options" means the outstanding options to purchase an aggregate of 22,686,161 Wheaton Common Shares issued pursuant to the Wheaton Share Option Plans, and the options to purchase an aggregate of 1,250,000 Wheaton Common Shares issued pursuant to the acquisition of the Luismin mine, which options are governed by Wheaton's 2001 Share Option Plan;

  (ff)
  "Wheaton Share Option Plans" means the share option plans of Wheaton adopted in 1995 and 2001;

  (gg)
  "Wheaton Warrants" means (i) the 54,967,247 warrants expiring May 30, 2007 entitling the holders to purchase an aggregate of 54,967,247 Wheaton Common Shares at a price of $1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated May 30, 2002 between Wheaton and CIBC Mellon Trust Company; (ii) the 57,402,748 Series A Warrants, expiring May 30, 2007, entitling the holders to purchase an aggregate of 57,402,748 Wheaton Common Shares at a price of $1.65 per Wheaton Common Share issued and outstanding pursuant to the warrant indenture dated February 27, 2003 between Wheaton and CIBC Mellon Trust Company; and (iii) the 64,300,024 Series B Warrants, expiring August 25, 2008, entitling the holders to purchase an aggregate of 64,300,024 Wheaton Common Shares at a price of $3.10 per Wheaton Common Share issued and outstanding pursuant to the Warrant Indenture dated August 25, 2003 between Wheaton and CIBC Mellon Trust Company, and two supplemental warrant indentures dated October 14, 2003 and January 8, 2004, respectively each of which is between Wheaton and CIBC Mellon Trust Company; and

  (hh)
  "Wheaton Warrant Indentures" means the warrant indentures made between Wheaton and CIBC Mellon Trust Company dated May 30, 2002, February 27, 2003 and August 25, 2003 as such indentures have been amended or supplemented to the date hereof.

In addition, words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA unless the context otherwise requires.

Section 1.02    Interpretation Not Affected by Headings

        The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03    Number, Gender and Persons

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04    Date for any Action

        If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05    Statutory References

        Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01    Arrangement Agreement

        This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE THREE
ARRANGEMENT

Section 3.01    Arrangement

        At the Effective Time, the following shall occur without any further act or formality:

  (a)
  the Amalgamating Corporations shall be amalgamated and continue as one corporation on the terms prescribed in this Plan of Arrangement and

  (i)
  the Corporation shall possess all of the property, rights, privileges and franchises and shall be subject to all of the liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the Amalgamating Corporations,

  (ii)
  a conviction against, or ruling, order or judgment in favour of or against an Amalgamating Corporation may be enforced by or against the Corporation,

  (iii)
  the Articles of Arrangement shall be deemed to be the articles of incorporation of the Corporation and, except for the purposes of subsection 117(1) of the OBCA, the Certificate shall be deemed to be the certificate of incorporation of the Corporation, and

    (iv)
    the Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against an Amalgamating Corporation before the Effective Time;

  (b)
  all Wheaton Common Shares held by IAMGold Subco shall be cancelled without any repayment of capital in respect thereof;

  (c)
  all Wheaton Common Shares held by Former Wheaton Shareholders (other than Dissenting Shareholders) shall be exchanged with IAMGold for IAMGold Common Shares on the basis of 0.55 of an IAMGold Common Share for each one Wheaton Common Share, subject to sections 3.03 and 5.01 hereof, and shall thereafter be cancelled without any repayment of capital in respect thereof;

  (d)
  each Wheaton Option and Wheaton Warrant shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of Wheaton Common Shares otherwise issuable upon the exercise thereof, the number of IAMGold Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Wheaton Common Shares to which such holder was theretofore entitled upon such exercise; and

  (e)
  each common share of IAMGold Subco shall be exchanged for one Common Share.

Section 3.02    Post-Effective Time Procedures

  (a)
  On or promptly after the Effective Date, IAMGold shall deliver or arrange to be delivered to the Depositary certificates representing the IAMGold Common Shares required to be issued to Former Wheaton Shareholders in accordance with the provisions of section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Wheaton Shareholders for distribution to such Former Wheaton Shareholders in accordance with the provisions of article Six hereof.

  (b)
  Subject to the provisions of article Six hereof, Former Wheaton Shareholders shall be entitled to receive delivery of the certificates representing the IAMGold Common Shares to which they are entitled pursuant to subsection 3.01(c) hereof.

Section 3.03    No Fractional IAMGold Common Shares

        No fractional IAMGold Common Shares shall be issued to Former Wheaton Shareholders and any fractional number of IAMGold Common Shares shall be accumulated, and all whole IAMGold Common Shares shall be sold. Former Wheaton Shareholders otherwise entitled to receive a fractional interest in an IAMGold Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon such sale of the whole IAMGold Shares.

ARTICLE FOUR
THE CORPORATION

Section 4.01    Name

        The name of the Corporation shall be 2045230 Ontario Inc. or such other number company name as may be assigned to the Corporation.

Section 4.02    Registered Office

        The registered office of the Corporation shall be located in the City of Toronto in the Province of Ontario and the address of the registered office of the Corporation shall be 220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4.

Section 4.03    Authorized Capital

        The Corporation shall be authorized to issue an unlimited number of common shares (being the Common Shares).

Section 4.04    Share Provisions

        The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

  (a)
  Voting.    Holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meeting, except a meeting of holders of a particular class or series of shares other than Common Shares who are entitled to vote separately as a class or series at such meeting.

  (b)
  Dividends.    Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation ranking in priority to or rateably with the Common Shares, holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors of the Corporation may from time to time determine.

  (c)
  Liquidation.    In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding up its affairs, holders of Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such a liquidation, dissolution, winding up or other distribution in priority to or rateably with holders of Common Shares, be entitled to receive the remaining property and assets of the Corporation.

Section 4.05    Restrictions on Transfer

        There shall be restrictions upon the right to transfer shares of the Corporation and the approval of either the board of directors of the Corporation or the shareholders of the Corporation (by resolution passed at a meeting or by signed resolution) shall be required in respect of each transfer.

Section 4.06    Stated Capital

        At the Effective Time, the Corporation shall add to the stated capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the stated capital account maintained by IAMGold Subco in respect of the common shares of IAMGold Subco immediately prior to the Effective Time and the amount of the stated capital account maintained by Wheaton in respect of the Wheaton Common Shares immediately prior to the Effective Time.

Section 4.07    Directors

  (a)
  Minimum and Maximum.    The directors of the Corporation shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of one and a maximum number of ten directors.

  (b)
  Initial Directors.    The number of directors on the board of directors shall initially be set at three. The initial directors of the Corporation immediately following the Amalgamation shall be the persons whose names and residential addresses appear below:

Name	Residential Address
Joseph F. Conway	4 Breen Crescent Toronto, Ontario M2P 1Z7
Grant A. Edey	396 Aspen Forest Drive Oakville, Ontario L6J 6H5
Larry E. Phillips	199 Strathgowan Avenue Toronto, Ontario M4C 1C4

The initial directors shall hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

Section 4.08    Business and Powers

        There shall be no restriction on the business which the Corporation is authorized to carry on or on the powers which the Corporation may exercise.

Section 4.09    By-Laws

        The by-laws of the Corporation, until repealed, amended or altered, shall be the by-laws of IAMGold Subco.

Section 4.10    Québec Charging Power

        Without restricting any of the powers and capacities of the Corporation, whether under the OBCA or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertaking) for any purpose whatsoever.

ARTICLE FIVE
DISSENT PROCEDURES

Section 5.01    Dissent Procedures

        Holders of Wheaton Common Shares may exercise Dissent Procedures with respect to Wheaton Common Shares in connection with the Arrangement, provided that, notwithstanding the provisions of subsection 185(6) of the OBCA, the written objection to the special resolution to approve the Arrangement contemplated by subsection 185(6) of the OBCA must be received by Wheaton not later than 5:00 p.m. (Toronto time) on the Business Day immediately prior to the date of the Wheaton Meeting and provided further that holders who exercise such rights of dissent and who:

  (a)
  are ultimately entitled to be paid fair value for their Wheaton Common Shares, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the Effective Time, shall be deemed to have transferred such Wheaton Common Shares to Wheaton for cancellation at the Effective Time; or

  (b)
  are ultimately not entitled, for any reason, to be paid fair value for their Wheaton Common Shares shall be deemed to have participated in the Arrangement on the basis set forth in subsection 3.01(c) hereof;

but further provided that in no case shall IAMGold, IAMGold Subco, Wheaton or any other person be required to recognize Dissenting Shareholders as holders of Wheaton Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of Wheaton Common Shares at the Effective Time.

ARTICLE SIX
DELIVERY OF IAMGOLD COMMON SHARES

Section 6.01    Delivery of IAMGold Common Shares

  (a)
  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Wheaton Common Shares which were exchanged for IAMGold Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Wheaton Common Shares formerly represented by such certificate under the OBCA and the by-laws of Wheaton and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the

    IAMGold Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof.

  (b)
  After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Wheaton Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the IAMGold Common Shares which the holder of such certificate is entitled to receive in accordance with section 6.01(a) hereof.

Section 6.02    Lost Certificates

        In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Wheaton Common Shares which were exchanged for IAMGold Common Shares in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the IAMGold Common Shares which such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the IAMGold Common Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such IAMGold Common Shares is to be delivered shall, as a condition precedent to the delivery of such IAMGold Common Shares, give a bond satisfactory to IAMGold and the Depositary in such amount as IAMGold and the Depositary may direct, or otherwise indemnify IAMGold, IAMGold Subco and the Depositary in a manner satisfactory to IAMGold and the Depositary, against any claim that may be made against IAMGold, IAMGold Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the by-laws of the Corporation.

Section 6.03    Distributions with Respect to Unsurrendered Certificates

        No dividend or other distribution declared or made after the Effective Time with respect to IAMGold Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Wheaton Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 6.01 or section 6.02 hereof. Subject to applicable law and to section 6.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the IAMGold Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such IAMGold Common Shares.

Section 6.04    Withholding Rights

        IAMGold, IAMGold Subco and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Wheaton Shareholder such amounts as IAMGold, IAMGold Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Wheaton Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.05    Limitation and Proscription

        To the extent that a Former Wheaton Shareholder shall not have complied with the provisions of section 6.01 or section 6.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the IAMGold Common Shares which such Former Wheaton Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such IAMGold Common Shares shall be delivered to IAMGold by the Depositary for cancellation and shall be cancelled by IAMGold, and the interest of the Former Wheaton Shareholder in such IAMGold Common Shares shall be terminated as of such final proscription date.

ARTICLE SEVEN

AMENDMENTS

Section 7.01    Amendments to Plan of Arrangement

  (a)
  IAMGold and Wheaton reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by IAMGold and Wheaton, (iii) filed with the Court and, if made following the Wheaton Meeting, approved by the Court, and (iv) communicated to Former Wheaton Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Wheaton at any time prior to the Wheaton Meeting provided that IAMGold shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Wheaton Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Wheaton Meeting shall be effective only if (i) it is consented to in writing by each of IAMGold and Wheaton, and (ii) if required by the Court, it is consented to by holders of the Wheaton Common Shares voting in the manner directed by the Court.

SCHEDULE B

DESCRIPTION OF WHEATON
SIGNIFICANT INTEREST COMPANIES

Company	Jurisdiction	Percentage (%)
Minera Alumbrera Limited	Antigua	37.5
Cayman Pampas Ltd.	Cayman Islands	50
Canada Pampas Ltd.	Ontario	50

SCHEDULE C

DESCRIPTION OF WHEATON SUBSIDIARIES

Company	Jurisdiction	Percentage (%)
Wheaton Minerals Asia Pacific Pty Ltd.	State of Victoria, Australia	100
Peak Gold Mines Pty Ltd.	State of Victoria, Australia	100
Musto Explorations (Bermuda) Ltd.	Bermuda	75
Luismin, S.A. de C.V.	Mexico	99.99
Servicios Administrativos Luismin, S.A. de C.V.	Mexico	99.99
Compania Minera Peña de Bernal, S.A. de C.V.	Mexico	99.99
Minas Sanluis, S.A. de C.V.	Mexico	99.99
Compania Minera Dos Estrellas 77, S.A. de C.V.	Mexico	99.99
Minas Los Amates, S.A. de C.V.	Mexico	99.99
Minera Nuteck, S.A. de C.V.	Mexico	99.99
Minera Nafta, S.A de C.V.	Mexico	99.99
Mincanmex, S.A. De C.V.	Mexico	51
Minera Nordica S.A. de C.V.	Mexico	60
Compania Minera Astumex, S.A. de C.V.	Mexico	79.63
Minera Urique, S.A. de C.V.	Mexico	59.97
Minera Thesalia, S.A. de C.V.	Mexico	59.9
ESB 119 Administração e Participacoes Ltda.	Brazil	99.99
Wheaton Gold Brasil Ltda.	Brazil	99.99
Mineração Pedra Branca do Amapari Ltda.	Brazil	99.99
Mineração Serra da Canga Ltda.	Brazil	70
Wheaton River Nunavut Ltd.	Alberta	100
175595 Canada Inc.	Canada	100
North American Metals Corp.	British Columbia	100
Wheaton River (Cayman Islands) Ltd	Cayman Islands	100
Wheaton River Canada Pampas Ltd	Ontario	100
Wheaton River Cayman Pampas Ltd	Cayman Islands	100
Wheaton River (Alumbrera) Ltd	Ontario	100

SCHEDULE D

DESCRIPTION OF WHEATON OPTIONS

        As of the date of the Arrangement Agreement to which this schedule D is attached, there are options outstanding to purchase:

  (i)
  an aggregate of 22,686,161 Wheaton Common Shares with exercise prices ranging from Cdn$0.57 to Cdn$3.92 and expiry dates ranging from December 13, 2004 to February 10, 2009 which have been issued under Wheaton's 2001 share option plan; and

  (ii)
  an aggregate of 1,250,000 Wheaton Common Shares with an exercise price of Cdn$1.16 and an expiry date of June 19, 2007 which have been issued outside of an option plan, but are subject to the terms and conditions of Wheaton's 2001 share option plan.

SCHEDULE E

DESCRIPTION OF IAMGOLD OPTIONS

        As of the date of the Arrangement Agreement to which this schedule E is attached, there are options outstanding to purchase an aggregate of 9,246,595 IAMGold Common Shares with exercise prices ranging from Cdn$1.25 to Cdn$9.02 and expiry dates ranging from December 16, 2004 to December 18, 2012 which have been issued under the IAMGold Share Incentive Plan consisting of a share option plan, a share purchase plan and a share bonus plan.

SCHEDULE F

LIST OF IAMGOLD OFFICERS AND DIRECTORS

Name	Position
Joseph E. Conway	President and Chief Executive Officer
Grant A. Edey	Vice President, Finance and Chief Financial Officer
Larry E. Phillips	Vice President, Corporate Affairs and Corporate Secretary
Claude Barjot	Director of SEMOS

SCHEDULE G

LIST OF WHEATON OFFICERS AND DIRECTORS

Name	Position(s)
Ian W. Telfer	Chairman, Chief Executive Officer and a Director
Eduardo Luna	Executive Vice President and a Director
Peter Barnes	Executive Vice President and Chief Financial Officer
Russell Barwick	Executive Vice President

SCHEDULE H

LIST OF WHEATON PRINCIPAL PROPERTIES

        As of the date of the Arrangement Agreement to which this schedule H is attached, Wheaton has interests in the following principal mining properties:

  (i)
  Bajo de la Alumbrera Mine in Catamarca, Argentina under lease to Minera Alumbrera Limited;

  (ii)
  The Tayolita Mine, Santa Rita Mine and San Antonio Mine located in the San Dimas District, Durango and Sinaloa States, Mexico each owned by Minas Sanlius, S.A. de C.V. and the San Martin Mine in the State of Querétaro, Mexico owned by Compania Minera Pedra de Bernal, S.A. de C.V.;

  (iii)
  Peak Mine in New South Wales, Australia owned by Peak Gold Mines Pty Ltd.;

  (iv)
  Los Filos Project in Nukay District, Mexico owned by Minera Nuteck, S.A. de C.V.; and

  (v)
  Amapari Project in Amapari and certain border regions of Brazil owned by Mineracao Pedra Bianca do Amapari Ltda. and Mineracao Serra de Canga Ltda.

SCHEDULE I

LIST OF IAMGOLD PRINCIPAL PROPERTIES

        As of the date of the Arrangement Agreement to which this schedule I is attached, IAMGold has interests in the following principal mining properties:

  (i)
  Sadiola Gold Mine in Mali owned by La Société d'Exploitation des Mines d'Or de Sadiola S.A.;

  (ii)
  Yatela Gold Mine in Mali owned by Yatela Exploitation Company Limited;

  (iii)
  Tarkwa Gold Mine in Ghana under lease to Gold Fields Ghana Limited; and

  (iv)
  Damang Gold Mine in Ghana under lease to Abosso Goldfields Limited.

EXHIBIT H

RBC FAIRNESS OPINION

April 28, 2004

The Board of Directors
IAMGOLD Corporation
220 Bay Street, 5th Flr.
Toronto, ON
M5J 2W4

To the Board:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that on March 30, 2004 IAMGOLD Corporation ("IAMGOLD" or the "Company") and Wheaton River Minerals Ltd. ("Wheaton") announced a proposed transaction whereby the Company will acquire all of the common shares of Wheaton ("Wheaton Shares") by way of a plan of arrangement (the "Arrangement"). RBC understands that the terms of the Arrangement provide that the holders of Wheaton Shares ("Wheaton Shareholders") will receive 0.55 of a common share of the Company ("IAMGOLD Shares") for each Wheaton Share held and holders of warrants, options and other rights to acquire Wheaton Shares will be entitled to receive 0.55 of an IAMGOLD Share for each Wheaton Share which they were previously entitled to acquire. The terms of the Arrangement will be more fully described in a joint management information circular (the "Arrangement Circular") to be mailed to the holders of IAMGOLD Shares ("IAMGOLD Shareholders") and Wheaton Shareholders in connection with the Arrangement.

        The board of directors (the "Board") of the Company has retained RBC to provide advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery to the Board of its opinion as to the fairness of the consideration under the Arrangement from a financial point of view to the Company (the "Fairness Opinion"). RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

        The Board initially contacted RBC regarding a potential advisory assignment on March 10, 2004, and RBC was formally engaged by the Board by an agreement between the Company and RBC (the "Engagement Agreement") dated March 22, 2004. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services under the Engagement Agreement. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Arrangement Circular and to the filing thereof, as necessary, with the securities commissions or similar regulatory authorities in each province and territory of Canada and in the United States.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Wheaton or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Wheaton or the Arrangement. Neither RBC nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Wheaton or any of their respective associates or affiliates.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

  1.
  the letter agreement between the Company and Wheaton dated March 30, 2004, as amended;

  2.
  the most recent draft of the Arrangement Circular dated April 28, 2004 (the "Draft Arrangement Circular");

  3.
  audited, consolidated financial statements of the Company and Wheaton for each of the five years ended December 31, 2003;

  4.
  annual reports of the Company for each of the two years ended December 31, 2002;

  5.
  annual reports of Wheaton for each of the two years ended December 31, 2003;

  6.
  the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2002;

  7.
  the Notice of Annual and Special Meeting of Shareholders and Management Information Circulars of Wheaton for each of the two years ended December 31, 2002;

  8.
  annual information forms of the Company and Wheaton for each of the two years ended December 31, 2002;

  9.
  historical segmented financial statements of the Company and Wheaton by mining operation for each of the two years ended December 31, 2003;

  10.
  internal life of mine management budgets and operator plans of the Company and Wheaton segmented by mining operations;

  11.
  the audited reserve and resource estimates of the Company and Wheaton as at December 31, 2003;

  12.
  legal documents related to Wheaton's acquisition of the Alumbrera, Luismin and Peak mines and the Amapari and Los Filos projects;

  13.
  a draft dated April 14, 2004 of the on site due diligence report of Wheaton's Luismin mine and Los Filos project prepared by The Andes Colorado Corporation;

  14.
  a draft dated April 19, 2004 of the on site due diligence report of Wheaton's Peak mine prepared by Snowden Mining Industry Consultants Pty Ltd.;

  15.
  a draft dated April 14, 2004 of the on site due diligence report of Wheaton's Amapari project prepared by Golder Associates Brasil Consulatoria e Projetos Ltda.;

  16.
  a draft dated April 20, 2004 of the on site due diligence report of Wheaton's Alumbrera mine prepared by Rosco Postle Associates Inc.;

  17.
  discussions with senior management of the Company and Wheaton;

  18.
  discussions with legal counsel of the Company and Wheaton;

  19.
  discussions with the Company's auditors;

  20.
  public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

  21.
  public information with respect to other transactions of a comparable nature considered by us to be relevant;

  22.
  public information regarding the mining and metals industry;

  23.
  representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company and Wheaton as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

  24.
  such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company or Wheaton to any information requested by RBC. As the auditors of Wheaton declined to permit RBC to rely upon information provided by them as a part of any due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of Wheaton and the reports of the auditors thereon.

Assumptions and Limitations

        With the Board's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company or Wheaton, as the case may be, and their consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) with respect to the Company or the Arrangement provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC, and is, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make such Information or any statement contained therein not misleading in light of the circumstances under which such Information was provided or any statement was made; and that (ii) since the dates on which such Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        Senior officers of Wheaton have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) with respect to Wheaton provided orally by, or in the presence of, an officer or employee of Wheaton or in writing by Wheaton or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to RBC, and is, complete, true and correct in all material respects; and that (ii) since the dates on which such Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Wheaton or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

        In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met and that the disclosure provided or incorporated by reference in the Arrangement Circular with respect to the Company, Wheaton and their respective subsidiaries and affiliates and the Arrangement is accurate in all material respects.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Wheaton and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company and Wheaton. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

        The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any IAMGOLD Shareholder as to whether to vote in favour of the Arrangement.

Fairness Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Company.

Yours very truly,

RBC DOMINION SECURITIES INC.

EXHIBIT I

GMP FAIRNESS OPINION

April 28, 2004
The Board of Directors of
Wheaton River Minerals Ltd.
200 Burrard St, Suite 1560
Vancouver, BC, V6C 3L6

To the Board of Directors:

        GMP Securities Ltd. ("GMP") understands that IAMGOLD Corporation ("IAMGOLD") has made an offer to enter into a business combination (the "Transaction") with Wheaton River Minerals Ltd. ("Wheaton" or the "Corporation") pursuant to which, each holder of Wheaton common shares (the "Common Shares" and "Shareholders") will receive 0.55 common shares of IAMGOLD for each Common Share (the "Exchange Ratio") for aggregate consideration of a value equal to approximately $2.9 billion based on current market prices. The terms of the Transaction are more fully described in a letter agreement from IAMGOLD to Wheaton dated March 30, 2004 as amended.

        You have requested GMP's opinion (the "Opinion") with respect to the fairness of the Transaction, from a financial point of view, to Wheaton and to its Shareholders. This opinion is provided pursuant to GMP's engagement by Wheaton to provide financial advice to Wheaton dated March 26, 2004.

GMP ENGAGEMENT, ASSIGNMENT AND BACKGROUND

        On March 26, 2004, GMP was contacted by Wheaton and asked to act as the advisor to the Corporation in respect of the Transaction. GMP, together with Endeavour Financial Ltd., were formally engaged on March 26, 2004 (the "Engagement") by Wheaton to act as financial advisors to the Corporation, evidenced by a letter agreement. Under the Engagement, amongst other advice and services, GMP was to assist Wheaton in evaluating the Transaction and to determine whether the Transaction was fair from a financial point of view to the Shareholders.

        Under the Engagement, GMP will be paid a fee for its services as financial advisor, upon the successful conclusion of the Transaction. In addition, the Corporation will reimburse GMP for its reasonable out-of-pocket expenses and indemnify GMP in connection with certain liabilities, which may be incurred by GMP in connection with the Engagement. The fees payable to GMP are contingent upon the successful completion of the Transaction.

        GMP has acted as both financial advisor and as underwriter to Wheaton. The most recent transaction for which GMP acted for Wheaton was in October 2003, whereby GMP was the lead underwriter raising gross proceeds of $120 million. In August 2003, GMP acted as lead underwriter to the Corporation raising gross proceeds of $100 million. Also, in February 2003, GMP was the co-lead underwriter and co-financial advisor, raising gross proceeds of $333 for the acquisition of Rio Tinto's 25% interest in the Bajo de la Alumbrera Mine in Argentina and 100% of the Peak mine in Australia. In May 2002, GMP acted both as the lead underwriter and the financial advisor for Wheaton's acquisition of Minas Luismin, S.A de C.V. in Mexico, raising gross proceeds of $126.5 million.

CREDENTIALS OF GMP SECURITIES LTD.

        GMP is a wholly-owned subsidiary of GMP Capital Corp. which is a publicly listed company on the Toronto Stock Exchange. GMP has offices in Toronto, Calgary, Montreal and Geneva, Switzerland, which provide research, corporate finance advice and services, engages in trading and investment banking. The Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the executive committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

        GMP is not an insider, associate, or affiliate of IAMGOLD or Wheaton and is not an advisor to any person or company other than to Wheaton with respect to the Engagement. GMP has acted as lead underwriter for Wheaton in the past 24 months as described above. GMP has not entered into any other agreements or arrangements with IAMGOLD or Wheaton or any of their affiliates with respect to any future dealings. GMP may however, in the normal course of its business, provide financial advisory or investment banking services to IAMGOLD, Wheaton or any of their respective affiliates from time to time.

SCOPE OF REVIEW

        In connection with the Opinion, we have reviewed and relied upon, among other things, the following:

1.
audited financial statements of the Corporation as at December 31, 2002 and December 31, 2003;

2.
audited financial statements of IAMGOLD as at December 31, 2002 and December 31, 2003;

3.
published research and industry reports for the Corporation and IAMGOLD;

4.
public information relating to the business, operations, financial performance and stock trading history of the Corporation and IAMGOLD and other selected public companies considered by us to be relevant;

5.
press releases issued by the Corporation and IAMGOLD;

6.
public filings submitted by the Corporation and IAMGOLD to securities commissions or similar regulatory authorities in Canada;

7.
public information with respect to other transactions of a comparable nature considered by us to be relevant;

8.
discussions with senior officers and directors of Wheaton;

9.
other such corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances; and

10.
letter agreement dated March 30, 2004 between the Corporation and IAMGOLD, as amended, April 6, 2004 and April 13, 2004.

        GMP has not, to the best of our knowledge, been denied access by the Corporation to any information requested. With respect to IAMGOLD, GMP has relied only on publicly available information.

ASSUMPTIONS AND LIMITATIONS

        With the Wheaton Board of Directors' approval, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinion or representations obtained by it from public sources, senior management of the Corporation, and their consultants and advisors (collectively, the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Corporation have represented to GMP in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Corporation or in writing by the Corporation to GMP relating to the Corporation or the Transaction for the purpose of preparing our Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario) (the "Act")) in respect of the Corporation or the Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was provided to GMP, except as disclosed in writing to GMP, there has been no material change (as such term is defined in the Act, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

        The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management of the Corporation. In its analyses and in preparing the Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or any party involved in the Transaction.

        The Opinion has been provided for the use of the Board of Directors of the Corporation and may not be used by any other person or relied upon by any other person other than the Board of Directors and the Corporation without the express prior written consent of GMP. The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to GMP's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Opinion.

        GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Our Opinion is not to be construed as a recommendation to any holder of Common Shares as to whether to vote in favour of the Transaction.

CONCLUSION

        Based on and subject to the foregoing and such other factors as GMP considered relevant, GMP is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Wheaton and the Shareholders.

Yours very truly,

GMP Securities Ltd.

EXHIBIT J

SECTION 185 OF THE OBCA

        185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

        a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)
Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)
clause 170(l)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)
subsection 170(5) or (6).

(3)
Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)
amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)
Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)
No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)
Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)
Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)
Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)
Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)
Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(11)
Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)
Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)
Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)
Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)
the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)
the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)
Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)
Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)
Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)
Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)
Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)
Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)
Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)
Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)
has sent to the corporation the notice referred to in subsection (10); and

(b)
has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)
Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)
Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)
Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)
Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)
Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)
Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)
Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)
withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)
Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)
the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)
Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)
Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

EXHIBIT K

IAMGOLD GENERAL BY-LAW NUMBER ONE

A by-law relating generally to the
conduct of the business and affairs of
IAMGold Corporation

BY-LAW NUMBER ONE

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01    Definitions:    In this by-law and all other by-laws of the Corporation, unless otherwise defined or the context otherwise requires:

  (a)
  "Act" means the Canada Business Corporations Act or any successor statute thereof, as amended from time to time, and, in the case of any successor statute thereof, any reference in any by-law of the Corporation to any provision of the Canada Business Corporations Act shall be read as a reference to the provision substituted therefor in the successor statute thereof, together with the regulations thereunder, as amended from time to time;

  (b)
  "board" or "directors" means the directors of the Corporation from time to time and includes the only director of the Corporation when the number of directors of the Corporation is one;

  (c)
  "by-laws" means all of the by-laws of the Corporation then in effect;

  (d)
  "Corporation" means IAMGold Corporation or any successor thereto;

  (e)
  "Director" means the Director appointed under the Act;

  (f)
  "holiday" means Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) or any successor statute thereof, as amended from time to time;

  (g)
  "meeting of shareholders" includes an annual meeting of the shareholders of the Corporation, a special meeting of the shareholders of the Corporation and a meeting of the holders of any class or series of shares of the Corporation;

  (h)
  "person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, employee benefit plan and a natural person acting as a trustee, executor, administrator or other legal representative;

  (i)
  "recorded address" means, with respect to a single shareholder, his latest address as recorded in the securities register of the Corporation, with respect to joint shareholders, the first address appearing in the securities register of the Corporation in respect of the joint holding and, with respect to any other person, subject to the Act, his latest address as recorded in the records of the Corporation or otherwise known to the secretary, if any, of the Corporation;

  (j)
  "resident Canadian" has the meaning ascribed thereto in the Act; and

  (k)
  "signing officer" means, in relation to any contract or document (within the meaning of section 2.04 hereof), the person or persons authorized to sign such contract or document on behalf of the Corporation.

Subject to the foregoing, words and terms in this by-law which are defined in the Act shall have the same meaning when used in this by-law and in all other by-laws of the Corporation as in the Act.

Section 1.02    Gender and Number:    Words importing the singular shall include the plural and vice-versa, words importing either gender or neuter shall include the masculine and feminine genders and neuter and headings in this by-law and in any other by-law of the Corporation are for convenience of reference only and shall not affect the interpretation of this by-law or any other by-law of the Corporation.

Section 1.03    Articles to Govern:    Notwithstanding any provision of this by-law or any other by-law of the Corporation, where any such provision herein or therein conflicts with any provision in the articles of the Corporation, such provision of the articles shall govern.

ARTICLE TWO
BUSINESS OF THE CORPORATION

Section 2.01    Registered Office:    The registered office of the Corporation shall be in the province in Canada specified in the articles of the Corporation. The place and address of the registered office shall be located at such address within the province in Canada specified in the articles of the Corporation and the directors may change the place and address of the registered office within the province of Canada specified in the articles of the Corporation from time to time.

Section 2.02    Seal:    The Corporation may have a corporate seal in such form as the directors may determine from time to time.

Section 2.03    Financial Year:    The financial year of the Corporation shall end on such day of the year as the directors may determine from time to time.

Section 2.04    Execution of Instruments:    Contracts or documents requiring execution by the Corporation may be signed, when only one person is elected or appointed as an officer and as the director of the Corporation, by that person and, when two or more persons are elected or appointed as an officer or as a director of the Corporation, by any one director or any one person holding the office of chairman or co-chairman of the board, managing director, president, chief executive officer, chief operating officer, chief financial officer, vice-president, general manager, secretary, treasurer, controller, assistant secretary, assistant treasurer or any other office the holder of which has been designated as a signing officer by the directors. All contracts or documents so signed shall be binding upon the Corporation without further authorization or formality. In addition, the directors may direct from time to time the manner in which and the person or persons by whom any particular contract or document or any class of contracts or documents may or shall be signed on behalf of the Corporation. Any officer or director of the Corporation may affix the corporate seal, if any, of the Corporation to any contract or document, and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the provisions of this by-law relating to share certificates and to the Act, and if authorized by the directors, the corporate seal, if any, of the Corporation and the signature of any signing officer may be mechanically or electronically reproduced upon any contract or document of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contract or document. The term "contracts or documents" shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable, legal or equitable), agreements, releases, receipts and discharges for the payment of money, share certificate, certificates representing other securities, including warrants, and all other instruments in writing.

Section 2.05    Exercise of Voting Rights of Corporation:    Except as otherwise directed by the directors, the person or persons authorized to sign contracts or documents on behalf of the Corporation may execute and deliver instruments of proxy on behalf of the Corporation and may arrange for the issue of a voting certificate or other evidence of the right to exercise the voting rights attached to any securities held by the Corporation and any such instrument, certificate or other evidence shall be in favour of such person as may be determined by the signing officers. However, the directors may direct from time to time the manner in which and the person by whom any such particular voting rights may or shall be exercised.

Section 2.06    Banking Arrangements:    The banking business of the Corporation shall be transacted with such banks, trust companies or other person or persons as the directors may determine from time to time and all such banking business shall be transacted on behalf of the Corporation by such person or persons and to such extent as the directors may determine from time to time.

Section 2.07    Charging Power:    Without restricting any of the powers of the directors, whether derived from the Act or otherwise, the directors may from time to time, without the authorization of the shareholders of the Corporation:

  (a)
  borrow money upon the credit of the Corporation;

  (b)
  issue, reissue, sell or pledge debt obligations of the Corporation;

  (c)
  subject to the Act, give a guarantee on behalf of the Corporation to secure the performance of an obligation of any person; and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, immovable or movable, legal or equitable property of the Corporation (including, without limitation, book debts, rights, powers, franchises and undertakings) to secure any obligation of the Corporation.

Subject to the Act, the directors may by resolution delegate any or all of the powers referred to above to a director, a committee of directors or an officer of the Corporation.

ARTICLE THREE
DIRECTORS

Section 3.01    Powers of the Board of Directors:    The directors shall manage, or supervise the management of, the business and affairs of the Corporation.

Section 3.02    Qualifications:    No person shall be a director if the person is not an individual, is less than 18 years of age, has the status of bankrupt or is of unsound mind and has been so found by a court in Canada or elsewhere. Except as permitted by the Act, at least 25 percent of the directors shall be resident Canadians provided that when the required number of directors is less than four, only one need be a resident Canadian. Whenever the Corporation has an audit committee of the directors, a number of directors sufficient to form a majority of such committee shall not be officers or employees of the Corporation or of any affiliate of the Corporation.

Section 3.03    Number and Quorum of Directors:    The number of directors shall be the number from time to time fixed by the articles of the Corporation or the number from time to time determined within the range provided for in the articles of the Corporation by resolution of the shareholders of the Corporation. The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the directors shall be 51% of the number of directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three directors, all of the directors must be present at a meeting of the directors to constitute a quorum. Reference is made to section 3.08 and section 3.12 of this by-law.

Section 3.04    Election and Term:    Directors shall be elected to hold office for a term or terms expiring at the close of the first, second or third annual meeting of the shareholders of the Corporation following their election or when their successors are elected. The term of a director who is elected for a term that is not expressly otherwise stated shall expire at the close of the first annual meeting of the shareholders of the Corporation following his election or when his successor is elected. The incumbent directors shall continue in office until their successors are elected, unless their terms are earlier terminated. A director shall cease to hold office when he dies, resigns, is removed or ceases to be qualified to be a director under the Act or when his successor is elected.

Section 3.05    Resignation:    A director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later.

Section 3.06    Removal:    Subject to the Act, the shareholders of the Corporation entitled to elect a director may, by resolution at a meeting of the shareholders of the Corporation, remove such director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office.

Section 3.07    Statements:    A director who resigns or who learns of a meeting of the shareholders of the Corporation called for the purpose of removing him as a director or a meeting of the shareholders of the Corporation or of the directors at which another person is to be elected or appointed a director in his place may submit to the Corporation a written statement giving the reason or reasons for his resignation or the reasons why he opposes the proposed action. The secretary or another officer of the Corporation shall send, or cause to be sent, a copy of such statement to every shareholder of the Corporation entitled to receive notice of meetings of shareholders of the Corporation and, if required by the Act, to the Director unless the statement is included or attached to a management proxy circular required by the Act.

Section 3.08    Vacancies:    Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all of the powers of the directors as long as a quorum of the directors remains in office. Subject to the articles of the Corporation, any vacancy in the directors among directors whose election is not the exclusive right of the holders of any class or series of shares of the Corporation may be filled for the remainder of the unexpired term by:

  (a)
  the shareholders of the Corporation at a special meeting of the shareholders of the Corporation called for the purpose; or

  (b)
  the remaining directors (notwithstanding that a majority of those acting are not resident Canadians), unless (i) there is no quorum of the directors, (ii) the vacancy results from a failure to elect the number of directors required to be elected at any meeting of shareholders, (iii) the vacancy results from an increase in the number or maximum number of directors fixed by the articles of the Corporation, or (iv) the articles of the Corporation provide that the directors may determine the number of directors within the range provided for in the articles of the Corporation and the number of directors in office after the filling of the vacancy would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of the shareholders of the Corporation; in any of which events the directors then in office shall forthwith call a special meeting of the shareholders of the Corporation to fill the vacancy and, if they fail to call such a meeting or if there are no directors then in office, the meeting may be called by any shareholder of the Corporation.

Section 3.09    Place and Calling of Meetings:    Meetings of the directors shall be held from time to time at such places within or outside Canada (or by such communications facilities as are permitted by the Act) on such days and at such times as the chairman of the board, the managing director, the president if a director, any vice-president who is a director, any two directors or any other officer designated by the directors may determine from time to time, and the secretary or another officer of the Corporation shall give notice of any such meeting when directed by the person calling the meeting.

Section 3.10    Notice:    Notice of the time and of the place or manner of participation for every meeting of the directors shall be sent to each director not less than 24 hours (excluding Saturdays and holidays) before the time of the meeting; provided always that a director may in any manner and at any time waive notice of a meeting of the directors and attendance of a director at a meeting of the directors shall constitute a waiver of notice of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called and provided further that meetings of directors may be held at any time without notice if all of the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called) or if all of the absent directors waive notice thereof either before or after the date of such meeting. A meeting of the directors may resume without further notice following an adjournment if the time and place for resuming the meeting are announced at the meeting prior to the adjournment. Reference is made to article ten of this by-law.

Section 3.11    Regular Meetings:    The directors may appoint a day or days in any month or months for regular meetings of the directors to be held at a place or by communications facilities and at an hour to be named. A copy of any resolution of the directors fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting of the directors.

Section 3.12    Canadian Majority:    No business, other than the filling of a vacancy among the directors, shall be transacted at a meeting of the directors unless 25 per cent of the directors present are resident Canadians, except as permitted by the Act or where a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facilities the business transacted at the meeting and the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 3.13    Meetings by Telephonic, Electronic or Other Communication Facility:    If all of the directors present at or participating in the meeting consent (which consent may be given at any time, either before or after the meeting, and either in writing or verbally), a meeting of the directors or any committee thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and each director participating in such a meeting by such means shall be deemed to be present at the meeting.

Section 3.14    Chairman:    The chairman of the board or, if more than one chairman of the board, any of the co-chairman of the board or, in his or their absence, the managing director or, in his absence, the president if a director or, in the absence of all of them or in the event more than one person proposes to be chairman of a meeting, a director designated by the directors, shall be the chairman of any meeting of the directors. If no such person is present, the directors present shall choose one of them to be the chairman of the meeting.

Section 3.15    Voting:    At all meetings of the directors every matter shall be decided by a majority of the votes cast on the matter. In case of an equality of votes the chairman of the meeting shall not be entitled to a casting vote.

Section 3.16    One-Director Meetings:    Where the required number of directors is one, the only director may constitute a meeting of directors.

Section 3.17    Signed Resolutions:    Notwithstanding any provision of this by-law, but subject to the Act, when there is a quorum of directors in office, a resolution in writing signed by all of the directors entitled to vote thereon at a meeting of the directors or of any committee thereof is as valid as if passed at a meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

Section 3.18    Remuneration:    Directors may be paid such remuneration for acting as directors and such amounts in respect of their out-of-pocket expenses incurred in performing their duties as the directors may determine from time to time. The directors may also award special remuneration to any director undertaking any special services on behalf of the directors or the Corporation other than services ordinarily required of a director. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

ARTICLE FOUR
COMMITTEES OF THE DIRECTORS

Section 4.01    Audit Committee:    The directors may, and when required by the Act shall, appoint an audit committee composed of such number of directors, being not less than three, as the directors may determine from time to time. Except as permitted by the Act, a majority of the members of the audit committee shall be resident Canadians and shall not be officers or employees of the Corporation or of any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and report thereon to the directors before such financial statements are approved by the directors as required by the Act, and may exercise any other powers lawfully delegated to such committee by the directors.

Section 4.02    Other Committees:    From time to time the directors may appoint one or more committees thereof in addition to the audit committee, a majority of each of which shall be resident Canadians except as otherwise permitted by the Act. Each committee may exercise those powers lawfully delegated to such committee by the directors or as provided by the Act.

Section 4.03    Procedure:    The members of each committee shall hold office while directors during the pleasure of the directors or until their successors shall have been appointed. The directors may fill any vacancy in a committee from among the directors. Unless otherwise determined by the directors, the members of each committee may fix the quorum for, elect the chairman of, and adopt rules to regulate the proceedings of, such committee. Subject to the foregoing, the proceedings of each committee shall be governed by the provisions of this by-law which govern proceedings of the directors so far as such provisions can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his absence, some other member of the committee. Each committee shall keep records of the proceedings of such committee and shall report all such proceedings to the directors in a timely manner.

ARTICLE FIVE
OFFICERS

Section 5.01    Appointment of Officers:    From time to time the directors may appoint a chairman of the board, one or more co-chairman of the board, a vice-chairman of the board, a managing director who shall be a resident Canadian, a president, a chief executive officer, a chief operating officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), one or more general managers (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the directors may determine from time to time, including one or more assistants to any of the officers so appointed. One person may hold more than one office. Except for the chairman of the board, the co-chairman of the board and the managing director, the officers so appointed need not be directors of the Corporation.

Section 5.02    Appointment of Non-Officers:    The directors may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the directors may determine from time to time.

Section 5.03    Terms of Employment:    The directors may settle from time to time the terms of employment of the officers and other persons appointed by the directors and may remove at the pleasure of the directors any such person without prejudice to his rights, if any, to compensation under any employment contract. Otherwise each such officer and person shall hold his office or position until he resigns or ceases to be qualified to hold his office or position or until his successor is appointed.

Section 5.04    Powers and Duties of Officers:    The directors may from time to time specify the duties of each officer, delegate to such officer the power to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and power, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

Section 5.05    Agents and Attorneys:    The directors or any officer of the Corporation designated by the directors may from time to time appoint agents or attorneys for the Corporation in or out of Canada with such lawful powers (including the power to sub-delegate) as may be thought appropriate.

Section 5.06    Incentive Plans:    For the purpose of enabling the directors, officers and employees of the Corporation and affiliates of the Corporation to participate in the growth of the business of the Corporation and of providing an effective incentive to such directors, officers and employees, the directors may establish such plans (including share option plans, share purchase plans, share bonus plans, deferred share plans and other share incentive plans) and make such rules and regulations with respect thereto, and make such changes in such plans, rules and regulations, as the directors may deem advisable from time to time. From time to time the directors (or if provided by the plan a committee of the directors) may designate the directors, officers and employees of the Corporation and affiliates of the Corporation entitled to participate in any such plan. For the purposes of any such plan, but subject to the provisions of the plan, the Corporation may provide such financial assistance by means of a loan, guarantee or otherwise to directors, officers and employees of the Corporation or of the affiliates of the Corporation as is permitted by the Act.

ARTICLE SIX
CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

Section 6.01    Standard of Care:    Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6.02    Disclosure of Interest:    A director or officer of the Corporation who is a party to, is a director or officer of, or has a material interest in, another person who is a party to, a material contract or transaction with the Corporation shall, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of a meeting of the directors the nature and extent of his interest. Except as permitted by the Act, a director so interested shall not vote on any motion to approve any such contract or transaction. A general notice to the directors by a director or officer of the Corporation that he is a director or officer of, or has a material interest in, a person and is to be regarded as interested in, any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.

Section 6.03    Effect of Disclosure:    Where the Corporation enters into a material contract or material transaction with a director or officer of the Corporation (or with another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest), the director or officer is not accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable, by reason only of that relationship (or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction), if the director or officer disclosed his interest in the manner referred to in section 6.02 of this by-law and the Act and the contract or transaction was reasonable and fair to the Corporation at the time it was so authorized or approved. Notwithstanding the foregoing, a director or officer of the Corporation, acting honestly and in good faith, is not accountable to the Corporation or to the shareholders of the Corporation for any profit or gain realized from any such contract or transaction by reason only of his being a director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was authorized or approved, is not by reason only of the interest of the director or officer of the Corporation therein void or voidable, if the contract or transaction is confirmed or approved by at least two-thirds of the votes cast at a special meeting of the shareholders of the Corporation called for that purpose and the nature and extent of the interest of the director or officer of the Corporation in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in an information circular relating thereto or if the contract or transaction is confirmed or approved by a signed resolution of the shareholders of the Corporation and the nature and extent of the interest of the director or officer in the contract or transaction are disclosed in reasonable detail to the shareholders of the Corporation signing such resolution before it is signed.

Section 6.04    Indemnity:    Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a director or officer of the Corporation or at the request of Corporation as director or officer, or an individual acting in similar capacity, of such other entity, if:

  (a)
  they acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which they acted as director or officer, or in a similar capacity, at the Corporation's request; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of any proceeding referred to in this section 6.04 of this by-law. The individual shall repay the moneys to the Corporation if the individual does not fulfill the relevant conditions specified in the Act. The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.05    Limitation of Liability:    So long as such person acted honestly and in good faith with a view to the best interests of the Corporation, no person referred to in section 6.04 of this by-law (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation or any other entity, except where specifically required by the Act.

Section 6.06    Insurance:    Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.04 of this by-law.

Section 6.07    Approval:    The directors may submit any contract or transaction for authorization, approval, ratification or confirmation at any meeting of shareholders and, subject to the Act, any such contract or transaction that is authorized, approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law of the Corporation) shall be as valid and as binding upon the Corporation and upon all of the shareholders of the Corporation as though such contract or transaction had been authorized, approved, ratified or confirmed by each and every shareholder of the Corporation.

ARTICLE SEVEN
SHARES

Section 7.01    Issue:    Subject to the articles of the Corporation, the directors may issue all or from time to time any shares which the Corporation is then authorized to issue to such persons and for such consideration as the directors shall determine. No share of the Corporation shall be issued until the Corporation has received the requisite consideration for such share in compliance with the Act.

Section 7.02    Commissions:    From time to time the directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the purchase, or agreement to purchase, shares of the Corporation from the Corporation or from any other person or in consideration of the procurement or agreement to procure purchasers for any such shares.

Section 7.03    Share Certificates:    Every shareholder of the Corporation is entitled to a share certificate that complies with the Act and states the number, class and series, if any, designation, of shares of the Corporation held by such shareholder as appears on the records of the Corporation or a non-transferable written acknowledgement of the right thereof to obtain such a share certificate. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares of the Corporation held jointly by several persons and delivery of such share certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such form as the directors shall approve from time to time and, unless otherwise ordered by the directors, shall be signed in accordance with section 2.04 of this by-law and need not be under the corporate seal of the Corporation. However, share certificates representing shares of the Corporation in respect of which a transfer agent has been appointed shall be signed in accordance with the Act by or on behalf of such transfer agent and other share certificates shall be signed in accordance with the Act by at least one signing officer. A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that such person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if such person were still a director or an officer, as the case may be, of the Corporation at the date of issue.

Section 7.04    Replacement of Share Certificates:    The directors, or if designated by the directors the secretary of the Corporation, may prescribe either generally or in a particular case the conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

Section 7.05    Transfer Agent:    From time to time the directors may appoint or remove a transfer agent to keep the securities register and the register of transfers, one or more persons or agents to keep branch registers, and a registrar to maintain a record, of issued security certificates and warrants of the Corporation. Subject to the Act, one person may be appointed for purposes of the foregoing in respect of all securities and warrants of the Corporation or in respect of any class or series thereof. In the event of any such appointment in respect of shares (or shares of any class or any series) of the Corporation, all share certificates issued by the Corporation in respect of such shares (or the shares of such class or series) of the Corporation shall be countersigned by or on behalf of one of the transfer agents or branch transfer agents and by or on behalf of one of the registrars or branch registrars, if any.

Section 7.06    Securities Registers:    The securities register and the register of transfers of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designed by the directors and a branch register or branch register of transfers may be kept at such office or offices of the Corporation or other place or places, either within or outside Canada, as may from time to time be designated by the directors. Such register or registers shall comply with the Act.

Section 7.07    Registration of Transfer:    No transfer of any shares of the Corporation need be recorded in the register of transfers except upon presentation of the share certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with such restrictions on transfer, if any, as are contained in the articles of the Corporation.

Section 7.08    Dealings with Registered Shareholder:    Subject to the Act, the Corporation may treat the registered owner of a share of the Corporation as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of such share and otherwise to exercise all of the rights and powers of the holder of such share. The Corporation may, however, and where required by the Act shall, treat as the registered shareholder any executor, administrator, heir, legal representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his authority to exercise the rights relating to a share of the Corporation.

ARTICLE EIGHT
DIVIDENDS AND RIGHTS

Section 8.01    Dividends:    Subject to the Act and the articles of the Corporation, the directors may from time to time declare dividends payable to the shareholders of the Corporation according to their rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire any such shares. The directors shall determine the value of any such property, shares, options or rights and such determination shall be conclusive evidence of the value thereof.

Section 8.02    Dividend Cheques:    A dividend payable to any shareholder of the Corporation in money may be paid by cheque payable to, or to the order of, the shareholder and shall be mailed to the shareholder by prepaid mail addressed to the recorded address thereof unless such shareholder otherwise directs in writing. In the case of joint holders the cheque shall be made payable to, or to the order of, all of them, unless such joint holders otherwise direct in writing. The mailing of a cheque as aforesaid, unless not paid on presentation, shall discharge the liability of the Corporation for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque so sent is not received by the payee thereof, the Corporation shall issue to such payee a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and title as the directors or any person designated by the directors may require.

Section 8.03    Record Date for Dividends and Rights:    The directors may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the making of any distribution or for the issue of any warrant or other evidence of a right to acquire securities of the Corporation, as the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right. In every such case only the persons who are holders of record of the applicable shares at the close of business on the date so fixed shall be entitled to receive payment of such dividend or distribution or to receive such right. Notice of any such record date fixed by the directors shall be given as and when required by the Act. Where no such record date is fixed by the directors, the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right shall be the close of business on the day on which the directors pass the resolution relating thereto.

ARTICLE NINE
MEETINGS OF SHAREHOLDERS

Section 9.01    Annual Meeting:    The annual meeting of the shareholders of the Corporation shall be held on such day and at such time as the directors may, subject to the Act, determine from time to time, for the purpose of transacting such business as may properly be brought before the meeting.

Section 9.02    Special Meeting:    From time to time the directors may call a special meeting of the shareholders of the Corporation to be held on such day, at such time and for such purpose as the directors may determine. Any special meeting of the shareholders of the Corporation may be held concurrent with an annual meeting of the shareholders of the Corporation.

Section 9.03    Place of Meetings:    Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is located, or at such other place within Canada as the directors may determine from time to time.

Section 9.04    Record Date:    The directors may fix in advance a record date, preceding the date of any meeting of the shareholders of the Corporation by not more than 60 days nor less than 21 days, for the determination of the shareholders of the Corporation entitled to notice of the meeting, and where no such record date for notice of the meeting is fixed by the directors, the record date for notice of the meeting shall be the close of business on the day immediately preceding the day on which notice of the meeting is given. Notice of any such record date fixed by the directors shall be given as and when required by the Act.

Section 9.05    Shareholder List:    For each meeting of shareholders of the Corporation there shall be prepared an alphabetical list of the shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared, if a record date for such notice is fixed by the directors, not later than 10 days thereafter, if no record date for such meeting is fixed by the directors, at the close of business on the day immediately preceding the day on which notice of the meeting is given, and if no notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder of the Corporation prior to the meeting during usual business hours at the registered office of the Corporation or at the place where the securities register is kept, and at the meeting. Where a separate list is not prepared, the names of the shareholders of the Corporation entitled to receive notice of the meeting and the number of shares of the Corporation entitled to be voted thereat and held by each shareholder of the Corporation as appears in the securities register of the Corporation at the requisite time (excluding shares not entitled to be voted at the meeting), shall constitute the list prepared in accordance with this section 9.05.

Section 9.06    Notice:    Notice in writing of the time, place and purpose for holding each meeting of the shareholders of the Corporation shall be sent not less than 21 days otherwise, and in either case not more than 60 days, before the date on which the meeting is to be held, to each director, the auditor, if any, of the Corporation and each person who on the record date for notice of the meeting appears in the securities register of the Corporation as the holder of one or more shares of the Corporation carrying the right to vote at the meeting or as the holder of one or more shares of the Corporation the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of the shareholders of the Corporation shall state or be accompanied by a statement of the nature of all special business to be transacted at the meeting in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and the text of any special resolution or by-law to be submitted to the meeting. Reference is made to article ten of this by-law.

Section 9.07    Proxy and Management Information Circular:    The secretary or another officer of the Corporation shall, concurrent with sending, or causing to be sent, notice of a meeting of shareholders, (a) send, or cause to be sent, a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of, and is entitled to vote at, the meeting, (b) send, or cause to be sent, such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, if any, of the Corporation, and (c) file, or cause to be filed, with any regulatory agency and all other agencies entitled thereto a copy of all documents sent to shareholders of the Corporation in connection with the meeting.

Section 9.08    Financial Statements:    Not less than 21 days before each annual meeting of the shareholders of the Corporation or before the signing of a resolution in writing in lieu thereof, the secretary or another officer of the Corporation shall send, or cause to be sent, a copy of the annual financial statements and the auditors' report, if any, thereon required by the Act to be placed before the annual meeting to each shareholder of the Corporation who has not informed the Corporation in writing that such shareholder does not wish to receive such documents. The secretary or another officer of the Corporation shall file, or cause to be filed, a copy of the annual financial statements of the Corporation with any regulatory agency and all other agencies entitled thereto as and when required.

Section 9.09    Shareholder Proposal:    Any shareholder of the Corporation entitled to vote at a meeting of shareholders may submit to the Corporation notice of any proposal that such shareholder wishes to raise at the meeting and may discuss at the meeting any matter in respect of which such shareholder would have been entitled under the Act to submit a proposal. Where so required by the Act, the management information circular prepared in respect of the meeting shall set out or be accompanied by such proposal.

Section 9.10    Persons Entitled to be Present:    The only persons entitled to attend a meeting of the shareholders of the Corporation shall be those persons entitled to notice thereof, those entitled to vote thereat and others who although not entitled to notice thereof are entitled or required under the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted to a meeting of the shareholders of the Corporation only on the invitation of, or with the consent of, the chairman of the meeting or with the consent of the meeting.

Section 9.11    Chairman, Secretary and Scrutineer:    The chairman of the board or, in his absence, any of the co-chairman of the board, or, in their absence, the managing director or, in his absence, the president or, in the absence of all of them or in the event more than one person prosposes to be chairman of a meeting, a person designated by the directors, shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat shall choose one of them to be chairman of the meeting. The secretary or another officer of the Corporation may act as secretary of the meeting. The chairman of the meeting may appoint some person, who need not be a shareholder or officer of the Corporation, to act as secretary of the meeting. One or more scrutineers, who need not be a shareholder of the Corporation, may be appointed by the chairman of the meeting or by a resolution of the shareholders to act as scrutineer of the meeting.

Section 9.12    Quorum:    The quorum for the transaction of business at any meeting of the shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing more than five per cent of the outstanding shares of the Corporation for the time being entitling the holders thereof to vote at such meeting. If a quorum is not present within such reasonable time (determined by the chairman of the meeting) after the time fixed for the holding of the meeting as the persons present and entitled to vote thereat may determine, such persons may adjourn the meeting to a fixed time and place.

Section 9.13    Persons Entitled to Vote:    Without prejudice to any other right to vote, every shareholder of the Corporation recorded on the shareholder list prepared in accordance with section 9.05 of this by-law is entitled, at the meeting to which the list relates, to vote the shares of the Corporation shown thereon opposite the name of such shareholder. Where two or more persons hold a share or the same shares jointly, any one of them present or represented by proxy may, in the absence of the others, vote such share or shares but, if more than one of such persons is present or represented and vote, they shall vote such share or shares together as one or not vote such shares at all.

Section 9.14    Proxies:    Shareholders of the Corporation shall be entitled to vote in person or, if the shareholder is a body corporate, association or other unincorporated entity, by a representative authorized by a resolution of the directors of such body corporate, association or other unincorporated entity. Every shareholder of the Corporation, including a shareholder that is a body corporate, association or other unincorporated entity, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or alternate proxyholder, who need not be a shareholder of the Corporation, as the nominee thereof to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. Signatures on instruments of proxy need not be witnessed and may be printed, lithographed or otherwise reproduced thereon. The chairman of any meeting of shareholders shall determine the authenticity of all signatures on instruments of proxy, which determination shall be final and conclusive. The directors by resolution may also permit instruments of proxy for use at or in connection with any meeting of shareholders and, if so determined by the directors, any adjournment thereof, to be telecopied, telegraphed, telexed, cabled or e-mailed to the secretary or another officer of the Corporation or such other agent of the Corporation as the directors may determine from time to time prior to or at any meeting of shareholders, and, in such event, such instruments of proxy, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted. The chairman of any meeting of shareholders may also in his discretion, unless otherwise determined by resolution of the directors, accept any telecopied, telegraphed, telexed, cabled or e-mailed communication as to the authority of anyone claiming to vote on behalf of, or to represent, a shareholder of the Corporation notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation and any votes cast in accordance with such telecopied, telegraphed, telexed, cabled or e-mailed communication accepted by the chairman shall be valid and any votes cast in accordance therewith shall be counted. An instrument of proxy may be signed and delivered in blank and filled in afterwards by the chairman of the board, the president, the secretary or any assistant-secretary of the Corporation or by any other person designated by the directors. It shall not be necessary for an instrument of proxy to be dated or to have inserted therein the number of shares of the Corporation owned by the appointor thereunder. The directors may, at the expense of the Corporation, send out an instrument of proxy in which certain directors or officers of the Corporation or other persons are named, which may be accompanied by stamped envelopes for the return of such instruments of proxy, even if the directors so named vote the proxies in favour of their own election as directors. The directors may specify in the notice calling a meeting of the shareholders of the Corporation a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the time fixed for the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or an agent thereof. Unless otherwise determined by the chairman of the meeting, an instrument of proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the secretary or another officer of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting on the particular matter. An instrument of proxy shall cease to be valid one year from the date thereof.

Section 9.15    Revocation of Proxies:    In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked by an instrument in writing signed in the same manner as an instrument of proxy may be signed and deposited either at the registered office of the Corporation at any time up to and including the last day (excluding Saturdays and holidays) preceding the date of the meeting of shareholders or any adjournment thereof at which the instrument of proxy is to be used or with the chairman of such meeting or any adjournment thereof before the time of voting on the particular matter.

Section 9.16    Voting:    At each meeting of the shareholders of the Corporation every matter proposed for consideration by the shareholders of the Corporation shall be decided by a majority of the votes cast thereon, unless otherwise required by the Act, the articles or by-laws of the Corporation. In case of an equality of votes the chairman of the meeting shall not be entitled to a casting vote. Every matter submitted to a meeting of shareholders may be decided either by a show of hands or by ballot.

Section 9.17    Show of Hands:    At each meeting of shareholders voting shall be by a show of hands unless a ballot is required by the Act or is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the motion shall have one vote. Whenever a vote by show of hands has been taken upon a matter, unless a ballot thereon is so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the matter was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or percentage of votes cast for or against the matter.

Section 9.18    Ballots:    On any matter proposed for consideration at a meeting of shareholders a ballot may be required by the chairman of the meeting or demanded by any person present and entitled to vote thereon, either before any vote by show of hands or after any vote by show of hands and prior to the declaration of the result of the vote by show of hands by the chairman of the meeting. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a ballot upon the matter shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles of the Corporation, upon a ballot each person present shall be entitled to the number of votes specified in the articles of the Corporation in respect of each share of the Corporation which such person is entitled to vote at the meeting on the particular matter.

Section 9.19    Termination, Adjournment and Postponement:    The chairman of a meeting of shareholders may terminate the meeting following the conclusion of all business which may properly come before the meeting. A meeting of shareholders may be adjourned only upon the affirmative vote of a majority of the votes cast in respect of the shares present or represented in person or by proxy at the meeting. Any business may be brought before or dealt with at any adjourned meeting which may have been brought up or dealt with at the original meeting. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the resumption of the meeting if the time and place for resuming the meeting are announced at the meeting which is adjourned. The directors may postpone any meeting of shareholders previously called by the directors. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the resumption of the meeting shall be given in accordance with the Act.

Section 9.20    Procedure at Meetings:    The chairman of any meeting of shareholders shall determine the procedure thereat in all respects and his decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instrument of proxy or ballot, shall be conclusive and binding upon all of the shareholders of the Corporation, except as otherwise specifically provided in the by-laws of the Corporation.

Section 9.21    One-Shareholder Meeting:    Where all of the outstanding shares of any class or series of shares of the Corporation are held by one shareholder, that shareholder present in person or by proxyholder or by authorized representative shall constitute a meeting of the holders of that class or series of shares of the Corporation.

Section 9.22    Meetings by Telephonic, Electronic or Other Communication Facility:    Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if so determined by the directors or by the shareholders who called the particular meeting of shareholders. Any person entitled to attend a meeting of shareholders may participate in such a meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means shall be deemed to be present at the meeting. Any vote at such a meeting may, but is not required to, be held entirely by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Section 9.23    Signed Resolutions:    Subject to the Act, a resolution in writing signed by all of the shareholders of the Corporation entitled to vote thereon at a meeting of shareholders is as valid as if passed at a meeting and a resolution in writing dealing with all of the matters required by the Act to be dealt with at a meeting of shareholders and signed by all of the shareholders of the Corporation entitled to vote thereat satisfies all of the requirements of the Act relating to that meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

ARTICLE TEN
NOTICES

Section 10.01    Notices to Shareholders and Directors:    Any notice or document required or permitted to be sent by the Corporation to a director or shareholder of the Corporation may be mailed by prepaid Canadian mail in a sealed or unsealed envelope addressed to, or may be delivered personally to, such person at the last address thereof recorded in the records of the Corporation, or may be sent by any other manner permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth day after mailing. If notices or documents so mailed to a shareholder are returned on two consecutive occasions because such shareholder cannot be found, the Corporation need not send, or cause to be sent, any further notices or documents to such shareholder until such shareholder informs the Corporation in writing of the new address. If the address of any shareholder of the Corporation does not appear in the records of the Corporation, then any notice or document may be mailed to such address as the person sending the notice or document may consider to be the most likely address at which such notice or document will promptly reach such shareholder.

Section 10.02    Notices to Others:    Any notice or document required or permitted to be sent by the Corporation to any person other than a director or shareholder of the Corporation may be delivered personally to such person, addressed to such person and delivered to the last address thereof recorded in the records of the

Corporation, mailed by prepaid Canadian mail in a sealed or unsealed envelope addressed to such person at the address thereof recorded in the records of the Corporation, or addressed to such person and sent to the last address thereof recorded in the records of the Corporation by telecopier, telegram, telex, cable, e-mail or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box, if mailed, or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be, if sent by telecopier, telegram, telex, cable, e-mail or other means of legible communication.

Section 10.03    Changes in Recorded Address:    The secretary or any other officer of the Corporation may change the address recorded in the records of the Corporation of any person in accordance with any information such person believes to be reliable.

Section 10.04    Computation of Days:    In computing any period of days under the by-laws of the Corporation or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a Saturday or a holiday, the period shall end at midnight of the first day next following such day that is not a Saturday or a holiday.

Section 10.05    Omissions and Errors:    The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.06    Unregistered Shareholders:    Subject to the Act, every person who becomes entitled to any security of the Corporation shall be bound by every notice in respect of such security which was given to any previous holder thereof prior to the name and address of such person being entered on the securities register of the Corporation.

Section 10.07    Waiver of Notice:    Any person entitled to attend a meeting of shareholders or a meeting of the directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or the proxyholder or authorized representative thereof or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws of the Corporation or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws of the Corporation if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

ARTICLE ELEVEN
DIVISIONS

Section 11.01    Authority to Create Divisions:    The directors may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions based upon character or type of operation, geographical territory, product, method of distribution, type of product or products manufactured or distributed or upon such other basis of division as the directors may determine from time to time. In particular, the directors may authorize:

  (a)
  the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units; and

  (b)
  the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation.

Section 11.02    Designation and Appointment of Divisional Officers:    The directors may, by resolution, designate and appoint divisional officers assigned to a particular division or a sub-unit of that division provided that any such divisional officer shall not, as such, be an officer of the Corporation. Such appointed divisional officers shall be subject to removal by resolution of the directors at any time, with or without cause, without prejudice to the rights of such person under any employment contract or in law. For certainty, the removal of a divisional officer from his position as a divisional officer shall not of itself constitute a termination of the employment of that person with the Corporation.

Section 11.03    Duties and Authority of Divisional Officers:    The duties, responsibilities, limitations and remuneration of each divisional officer shall be such as are determined from time to time by the directors or by the person or persons or committee or committees designated by the directors as having responsibility for the division to which such divisional officer has been appointed. The authority of each such divisional officer shall, however, be limited to acts and transactions relating only to the business and operations which such division is authorized to transact and perform, provided, however, that if the same person is also an officer of the Corporation, the foregoing shall not limit the authority of such person in his capacity as an officer of the Corporation.

ARTICLE TWELVE
EFFECTIVE DATE

Section 12.01    Effective Date:    This by-law shall come into force on the date of the resolution of the directors making this by-law a by-law of the Corporation.

Section 12.02    Repeal:    All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operations of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act is if appointed under the provisions of this by-law and all resolutions of the shareholders or the directors or a committee of the directors with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

Any questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc.
at the telephone number and location set out below:

Scotia Plaza
40 King Street West, Suite 3600
Toronto, Ontario
M5H 3Y2

Toll Free: 1-866-749-5464
Facsimile: 416-867-2271

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF IAMGOLD CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF WHEATON RIVER MINERALS LTD.

NOTICE TO UNITED STATES SHAREHOLDERS
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
The Companies
The Meetings
The Combination
IAMGold Selected Consolidated Financial Data
Wheaton Selected Consolidated Financial Data
Pro Forma Selected Condensed Consolidated Financial Data
GLOSSARY
GENERAL PROXY INFORMATION
INFORMATION CONCERNING THE MEETINGS
THE COMBINATION
THE ARRANGEMENT AGREEMENT
REGULATORY MATTERS
STOCK EXCHANGE LISTINGS
PRICE RANGES AND TRADING VOLUMES
ACCOUNTING TREATMENT
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
ELIGIBILITY FOR INVESTMENT
DISSENTING SHAREHOLDERS' RIGHTS
COMPARISON OF RIGHTS OF SHAREHOLDERS UNDER THE OBCA AND THE CBCA
RISK FACTORS
SPECIAL BUSINESS TO BE CONSIDERED BY IAMGOLD SHAREHOLDERS
ANNUAL BUSINESS TO BE CONSIDERED BY IAMGOLD SHAREHOLDERS
ANNUAL BUSINESS TO BE CONSIDERED BY WHEATON SHAREHOLDERS
SPECIAL BUSINESS TO BE CONSIDERED BY WHEATON SHAREHOLDERS
AXIOM GOLD AFTER COMPLETION OF THE COMBINATION
Proven and Probable Mineral Reserves(1)
IAMGold Corporation Assets Measured, Indicated and Inferred Mineral Resources(1)(2)(3) (including Proven and Probable Mineral Reserves)
Wheaton River Gold Assets(1)(2)(3) Measured, Indicated and Inferred Mineral Resources (excluding Proven and Probable Mineral Reserves)
Pro Forma Resource Metal Content
LEGAL MATTERS
IAMGOLD DIRECTORS' APPROVAL
WHEATON DIRECTORS' APPROVAL
SCHEDULE A SHARE ISSUE RESOLUTION
SCHEDULE B AMENDMENT RESOLUTION
SCHEDULE C SHARE INCENTIVE PLAN RESOLUTION
SCHEDULE D BY-LAW RESOLUTION
SCHEDULE E ARRANGEMENT RESOLUTION
EXHIBIT A-1 INTERIM ORDER
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
WHEATON RIVER MINERALS LTD. and 2045230 ONTARIO INC.
INTERIM ORDER
SCHEDULE "A" TO THE ORDER OF THE ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST MADE ON APRIL 29, 2004
EXHIBIT A-2 NOTICE OF APPLICATION
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
WHEATON RIVER MINERALS LTD. and 2045230 ONTARIO INC.
NOTICE OF APPLICATION
APPLICATION
EXHIBIT B INFORMATION CONCERNING IAMGOLD CORPORATION

THE COMPANY AND CORPORATE STRUCTURE
TECHNICAL INFORMATION
GENERAL DEVELOPMENT OF THE BUSINESS
NARRATIVE DESCRIPTION OF THE BUSINESS
DIRECTORS AND OFFICERS
EXECUTIVE COMPENSATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
PRINCIPAL SHAREHOLDERS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
SHAREHOLDER RETURN PERFORMANCE GRAPH
Five Year Cumulative Return on Cdn$100 Investment
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
RISK FACTORS
AUDITOR, REGISTRAR AND TRANSFER AGENT
DOCUMENTS INCORPORATED BY REFERENCE
SCHEDULE A TO EXHIBIT B IAMGOLD CORPORATION ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES
EXHIBIT C INFORMATION CONCERNING WHEATON RIVER MINERALS LTD.

THE COMPANY AND CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
TECHNICAL INFORMATION
Proved/Proven and Probable Ore/Mineral Reserves(1)
Measured, Indicated and Inferred Mineral Resources(1)(7) (excluding Proved/Proven and Probable Mineral Reserves)
NARRATIVE DESCRIPTION OF THE BUSINESS
Proved and Probable Ore Reserves(1)(2)(3)(4)
Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)
Inferred Mineral Resources(1)(2)(3)(4)(5)(6) (excluding Proven and Probable Mineral Reserves)
Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)
Inferred Mineral Resources(1)(2)(3)(4)(5) (excluding Proven and Probable Mineral Reserves)
Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)(6)
Inferred Mineral Resources(1)(2)(3)(4)(5)(6) (excluding Proven and Probable Mineral Reserves)
Proved and Probable Ore Reserves(1)(2)(3)
Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4) (excluding Proved and Probable Ore Reserves)
Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
Summary of Drilling to December 31, 2003
Proven and Probable Ore/Mineral Reserves(1)(2)(3)
Indicated and Inferred Mineral Resources(1)(2)(3)(4) (excluding Proven and Probable Mineral Reserves)
Oxide Measured, Indicated and Inferred Mineral Resources(1)(2)(3) (including Oxide Proven and Probable Mineral Reserves)
Oxide Mineral Reserves(1)(2)(3)
Sulphide Mineral Resources(1)(2) (including Sulphide Mineral Reserves)
Sulphide Probable Mineral Reserves(1)(2)(3)(4)
Inferred Mineral Resources(1)(2)(3)(4)
DIRECTORS AND OFFICERS
STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table(1)
Option Grants During 2003
Aggregated Option Exercises During 2003 and Year-End Option Values
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
Table of Indebtedness of Directors, Executive Officers and Senior Officers
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF SHARE CAPITAL
DIVIDEND RECORD AND POLICY
SHARE OPTION PLAN
LEGAL PROCEEDINGS
RISK FACTORS
AUDITORS, REGISTRAR AND TRANSFER AGENT
DOCUMENTS INCORPORATED BY REFERENCE
SCHEDULE "A" TO EXHIBIT C WHEATON RIVER MINERALS LTD. ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES
EXHIBIT D MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS OF IAMGOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE DIRECTORS
IAMGOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. dollars) December 31, 2003 and 2002
IAMGOLD CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (Expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2003 and 2002
IAMGOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2003 and 2002
KPMG LLP AUDITORS' CONSENT
EXHIBIT E MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED FINANCIAL STATEMENTS OF WHEATON RIVER MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
WHEATON RIVER MINERALS LTD. INDEPENDENT AUDITORS' REPORT
COMMENTS BY AUDITOR ON CANADA–UNITED STATES OF AMERICA REPORTING DIFFERENCE
WHEATON RIVER MINERALS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS Years Ended December 31
WHEATON RIVER MINERALS LTD. CONSOLIDATED BALANCE SHEETS At December 31
WHEATON RIVER MINERALS LTD. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Years Ended December 31
WHEATON RIVER MINERALS LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31
WHEATON RIVER MINERALS LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31 2003, 2002 and 2001 (US dollars)
DELOITTE & TOUCHE LLP AUDITORS' CONSENT
PRICEWATERHOUSECOOPERS AUDITORS' CONSENT
EXHIBIT F PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF AXIOM GOLD CORPORATION
COMPILATION REPORT
AXIOM GOLD CORPORATION PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET December 31, 2003 (Unaudited) (Expressed in thousands of United States Dollars)
AXIOM GOLD CORPORATION PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Year ended December 31, 2003 (Unaudited) (Expressed in thousands of United States Dollars unless otherwise stated)
AXIOM GOLD CORPORATION NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS December 31, 2003 (Unaudited) (Expressed in United States Dollars unless otherwise stated)
AXIOM GOLD CORPORATION PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF MINERA ALUMBRERA LIMITED (Unaudited) (Expressed in thousands of United States Dollars)
AXIOM GOLD CORPORATION PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL STATEMENTS OF MINERA ALUMBRERA LIMITED GAAP Differences (Unaudited)
REVENUE RECOGNITION
ALLOCATION OF OVERHEAD COSTS TO INVENTORY
DEBT ISSUANCE COSTS
EFFECTIVE INTEREST METHOD
TAXATION
EXHIBIT G AMENDED AND RESTATED ARRANGEMENT AGREEMENT among IAMGOLD CORPORATION and 2045230 ONTARIO INC. and WHEATON RIVER MINERALS LTD. April 23, 2004

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
ARTICLE ONE DEFINITIONS, INTERPRETATION AND SCHEDULES
ARTICLE TWO THE ARRANGEMENT
ARTICLE THREE REPRESENTATIONS AND WARRANTIES
ARTICLE FOUR COVENANTS
ARTICLE FIVE CONDITIONS
ARTICLE SIX NON-SOLICITATION AND BREAK-UP FEE
ARTICLE SEVEN AMENDMENT AND TERMINATION
ARTICLE EIGHT GENERAL
SCHEDULE A PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
ARTICLE ONE DEFINITIONS AND INTERPRETATION
ARTICLE TWO ARRANGEMENT AGREEMENT
ARTICLE THREE ARRANGEMENT
ARTICLE FOUR THE CORPORATION
ARTICLE FIVE DISSENT PROCEDURES
ARTICLE SIX DELIVERY OF IAMGOLD COMMON SHARES
ARTICLE SEVEN AMENDMENTS
SCHEDULE B DESCRIPTION OF WHEATON SIGNIFICANT INTEREST COMPANIES
SCHEDULE C DESCRIPTION OF WHEATON SUBSIDIARIES
SCHEDULE D DESCRIPTION OF WHEATON OPTIONS
SCHEDULE E DESCRIPTION OF IAMGOLD OPTIONS
SCHEDULE F LIST OF IAMGOLD OFFICERS AND DIRECTORS
SCHEDULE G LIST OF WHEATON OFFICERS AND DIRECTORS
SCHEDULE H LIST OF WHEATON PRINCIPAL PROPERTIES
SCHEDULE I LIST OF IAMGOLD PRINCIPAL PROPERTIES
EXHIBIT H RBC FAIRNESS OPINION
EXHIBIT I GMP FAIRNESS OPINION
EXHIBIT J SECTION 185 OF THE OBCA
EXHIBIT K IAMGOLD GENERAL BY-LAW NUMBER ONE
A by-law relating generally to the conduct of the business and affairs of IAMGold Corporation
CONTENTS
BY-LAW NUMBER ONE ARTICLE ONE DEFINITIONS AND INTERPRETATION
ARTICLE TWO BUSINESS OF THE CORPORATION
ARTICLE THREE DIRECTORS
ARTICLE FOUR COMMITTEES OF THE DIRECTORS
ARTICLE FIVE OFFICERS
ARTICLE SIX CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY
ARTICLE SEVEN SHARES
ARTICLE EIGHT DIVIDENDS AND RIGHTS
ARTICLE NINE MEETINGS OF SHAREHOLDERS
ARTICLE TEN NOTICES
ARTICLE ELEVEN DIVISIONS
ARTICLE TWELVE EFFECTIVE DATE